U. S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   FORM 10-SB

                         Surgical Safety Products, Inc.
         ---------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


           New York                                     65-0565144
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

         2018 Oak Terrace
        Sarasota, Florida                                        34231
----------------------------------------                 -----------------------
(Address of principal executive offices)                      (Zip Code)

Issuer's telephone number: (941) 927-7874

Securities to be registered under Section 12(b) of the Act:

  Title of each class                           Name of each exchange on which
  to be so registered                            each class to be registered

        None
-----------------------                       ----------------------------------

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                   ------------------------------------------
                                (Title of class)

                        Copies of Communications Sent to:

                              Mintmire & Associates
                          265 Sunrise Avenue, Suite 204
                              Palm Beach, FL 33480
                               Tel: (561) 832-5696
                               Fax: (561) 659-5371

Item 1:           Description of Business:

         (a)      Business Development

                   Surgical Safety Products, Inc. (the "Company" or "Surgical") is incorporated in the State of New York and qualified to do business as a foreign corporation in the State of Florida. Surgical Safety Products, Inc. originally was incorporated under the laws of the State of Florida on May 15, 1992. On November 28, 1994 the Company merged into Sheffeld Acres Inc., a New York shell corporation which had approximately 1,100 shareholders, but had never commenced operations. Although Sheffeld Acres, Inc. was technically the surviving entity, the Company changed its name after the merger to Surgical Safety Products, Inc. Articles of Merger were filed with the State of Florida on October 12, 1994 and a Certificate of Merger was filed with the State of New York on February 8, 1995. The Company filed to do business as a foreign corporation on April 11, 1995 in the State of Florida. The Company publically-trades on the OTC Bulletin Board under the symbol "SURG". The Company's executive offices are presently located at 2018 Oak Terrace, Sarasota, Florida 34231, its telephone number is (941) 927-7874 and its facsimile number is (941) 925-0515.

                  The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on the Surgical's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act".)

                  The Company was formed for the  initial  purpose of  combating the potential spread of bloodborne pathogen infections, such as HIV and hepatitis. The founding philosophy arose from a concern regarding the occupational risks of healthcare workers in the operating room. Since inception, the Company has broadened its mission to include the research, development and production of innovative products and services which create and maintain a safe surgical environment for medical and hospital staff, healthcare workers and patients, as well as enhance the level of surgical care available to patients.

                   The Company is engaged in product development, sales and services for the medical industry. The Company is currently engaged in one line of business which is divided into three (3) divisions each of which is involved with specialty medical product research and development: (1) a division which develops various medical-related services to be marketed to healthcare facilities, including an entire family of computer software applications designed to evaluate, track, organize and manage infection control data for healthcare facilities and to provide multi-media information centers for a facility's healthcare workers ("Data Systems Division"); (2) a division which researches and develops medical products for sale in the marketplace ("Medical Products Division"); and (3) a division which provides confidential consultation services to third party developers of medical products, usually physicians and healthcare technicians ("Medical Products Consultation Division"). The common thread interwoven into each area requires medical research, education and a commitment to safety issues. It is the Company's intention to gradually make the transition from a research and development-oriented medical device company into a multi-product device manufacturer and distributor.

     In addition to its current activities, the Company also had operated a diagnostic clinic specializing in women's health. On September 28, 1994 the Company formed a wholly- owned subsidiary, Women's Diagnostic Center, Inc. ("WDC") under the laws of the State of Florida. WDC immediately acquired certain personnel and assets, consisting of a diagnostic clinic specializing in women's health, the Women's Ambulatory Services, Inc., a Florida corporation. WDC catered exclusively to women and their specific healthcare needs. Patients were attended to by an all female staff in order to provide a uniquely personal and caring atmosphere while emphasizing women's healthcare education and awareness. WDC specialized in mammography, ultrasounds, osteoporosis testing, chest x-rays and comprehensive laboratory testing.

                   To focus the Company's growth efforts in the medical products and services industry, the equipment, furniture, accounts receivable, trade name and goodwill, net of related liabilities of WDC, were sold to Sarasota Memorial Hospital on June 13, 1996. All business operations of WDC had ceased and the corporation liquidated by December 31, 1996.

                   On May 30, 1995, the Company completed the preparation of a self-directed private placement memorandum offering shares of the Company's Common Stock and Warrants. This offering was conducted pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 506 of Regulation D promulgated thereunder ("Rule 506"). The offering was amended on October 30, 1995. Initially, the offering required a minimum investment of $5,000 in exchange for which an investor would receive 5,000 shares of common stock, $.001 par value per share (the "Common Stock") and three-year warrants to purchase 2,500 shares of the Company's Common Stock at an exercise price of $1.50. Pursuant to this offering, the Company received gross proceeds in the amount of $37,500, $5,000 of which was subsequently refunded. By agreement with the investors, in lieu of the unit arrangement, the investors each acquired shares at $.50 per share. A total of 65,000 shares of the Company's Common Stock were issued pursuant to this offering. (See Part II, Item 4. "Recent Sales of Unregistered Securities.")

                   On December 8, 1997, the Company acquired all of the assets of Endex Systems, Inc., d/b/a Interactive PIE ("Endex"), a Florida corporation. The assets of Endex were valued at approximately $14,000 for which the Company issued 250,000 shares of restricted common stock. Endex was a medical multimedia software company, experienced in computer graphics related to the medical industry. The acquisition was made to implement the Company's Data Systems Division's development of its surgical safety, touch-screen network known as OASiS. The President and Chief Executive Officer ("CEO") of Endex, Donald Lawrence, became the Vice President of Sales and Marketing of the Company. Mr. Lawrence has an employment contract with the Company which is renewable annually. (See Part I, Item 6. "Executive Compensation" and Part I, Item 7. "Certain Relationships and Related Transactions and Part II, Item 4. Recent Sales of Unregistered Securities.")

                   From March through June 1998, the Company received gross proceeds in the amount of $999,000 from the sale or exchange for services of a total of 920,000 shares of Common Stock in four (4) offerings . The Company undertook its first offering of 400,000 shares of Common Stock pursuant to Rule 504 of Regulation D ("Rule 504") on March 1, 1998, exchanging shares with Stockstowatch and its legal advisor in exchange for services; its second offering of 400,000 shares of Common Stock pursuant to Rule 504 on April 1, 1998 upon the exercise of an option granted pursuant to a Stock Option Agreement; its third offering of 60,000 shares of Common Stock pursuant to Rule 504 on June 8, 1998; and its fourth offering of 60,000 shares of Common Stock pursuant to Rule 504 on June 18, 1998. While no offering memorandum was used in connections with these offerings, the business plan of the Company, which was disclosed to each prospective investor, was for the provision of product development, sales and services for the medical industry. (See Part I, Item 7. "Certain Relationships and Related Transactions" and Part II, Item 4. "Recent Sales of Unregistered Securities.")

                   In April 1998, the Company issued 2,500 shares of restricted stock subject to Rule 144 of the Act to an outside consultant in exchange for computer consulting services valued at $4,375. (See Part I, Item 7. "Certain Relationships and Related Transactions" and Part II, Item 4. "Recent Sales of Unregistered Securities.")

                   See  (b)  "Business  of  Issuer"   immediately  below  for  a
description of the Company's business.

(b)                Business of Issuer.

General

                   The Company was formed in 1992, and until 1996, was primarily
engaged  in  medical   research  and  product   development   with  a  focus  on
safety-related products geared to the reduction of occupational risks to healthcare workers. To date, the Company has received four (4) patents on two
(2) products, is seeking patent protection on other products and is in the process of developing or acquiring the rights to approximately nine (9) additional medical products intended to be marketed to the healthcare community. The concepts and designs of the additional medical products are at various stages of development or negotiation. The Company has an exclusive five (5) year manufacturing and supply agreement for a line of protective prescription eyeglasses. The Company markets its product lines under the trademark, Compliance Plus(TM). (See Part I, Item 1. "Description of Business - (b) Business of Issuer Medical Products Division - and - Patents, Trademarks and Copyrights.")

                   The Company's premiere product in the Compliance Plus line, marketed under the trade name, SutureMate(R), is a disposable Food and Drug Administration ("FDA") approved, multi-function, suturing safety device for surgery. Three (3) of the patents apply to this product. The original instrument and its developmental variations facilitate advanced surgical techniques, which increase surgical efficiency and reduce the occupational risk of exposure to bloodborne pathogens such as HIV and hepatitis. The original product is currently being re-released. The product has been re-engineered and updated after feedback from over 4,000 surgeons and surgical technologists. New clinical advantages and significantly lower manufacturing costs create potential for this patented, disposable surgical assist device which was originally designed to facilitate the preferred one-handed suturing technique. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Medical Products Division - and - Patents, Trademarks and Copyrights.")

                   The Company also markets under the trade name, Prostasert(R), a FDA listed product which was developed to improve the preparation of pregnant patients for labor by providing a mechanism for applying and maintaining a pharmaceutical gel to the cervix and vagina. One (1) of the patents applies to this product. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Medical Products Division - and - Patents, Trademarks and Copyrights.")

                   The Company has an exclusive marketing and supply agreement for a semi- disposable, custom-made prescription protective eyewear for healthcare workers which it markets under the trademark, MediSpecs Rx(TM). In addition, the Company markets an infection control equipment kit for healthcare workers under the trademark, IcePak(TM). (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Medical Products Division - and - Patents, Trademarks and Copyrights.")

                   The Company has two (2) additional products in the development stage: Prepwiz(TM), which is a revolutionary surgical prep and drape system and FingerSafe(TM), which is a multi-featured surgical thimble. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Medical Products Division.")

                   The Company aggressively protects its intellectual properties through patents, trademarks and copyrights, as well as by proprietary software designs (flow charts, algorithms, reports and databases). In addition to the utility and design patents already issued to the Company, the Company has many other products in various stages of development which have patent potential. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Medical Products Division - Research and Development.")

                   The Company had executed distributorship agreements for SutureMate(R) with (1) Johnson & Johnson Medical Pty., Ltd with respect to the territories of Australia, New Zealand, Papua, New Guinea in April 1995; (2) Medicor Corporation with respect to the Netherlands in March 1995; and (3) ISC Group, a company organized under the laws of the country of Saudi Arabia, with respect to Saudi Arabia and the so-called GCC Nations (comprising of Oman, Yemen, United Arab Emirates, Qatar, Bahrain and Kuwait) in December 1994. In December 1996, the Company executed an exclusive seven (7) year distribution agreement for SutureMate(R) for the European market with Noesis Capital Group ("Noesis") under which Noesis was to recruit, hire and train European master distributors and distributor/dealer networks throughout the European continent. In August, 1997, the Company entered into a distribution agreement for the State of Florida for its MediSpecs Rx(TM) prescriptive eyewear with Hospital News of Florida. (See Part I, Item 1. "Description of Business - (b) Business of Issuer
- Sales and Marketing - Distribution of Products.")

                   In  1997,   the   Company   focused  on  the   creation   and
establishment of an information system for multiple applications within healthcare. Formerly named Surgical Safety Network, this information system is now marketed under the name OASiS which is the acronym for Occupational Automated Services Information System. In April 1998, the Company filed for two
(2) patents on this system, one related to this touch-access information system and the other related to a technology transfer application. This touch access system has developed into a platform for initially managing three areas of need:
(1) exposure (to bloodborne pathogen) management;  (2)healthcare  training;  and
(3) healthcare risk management. Effective January 30, 1998, the Company entered a ten (10) year lease arrangement with a leading Florida medical facility under which four (4) OASiS kiosks were installed at the healthcare site. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Data Systems Division - and - Patents, Trademarks and Copyrights - and - Dependence on Major Customers.")

                   In January 1998, the Company entered into a clinical products testing agreement with a leading Florida medical facility whereby such facility will provide clinical testing of designated products of the Company for a term of five (5) years. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Medical Products Division.")

                   In February 1998, the Company executed a letter of intent to joint venture with U.S. Surgical Corporation ("U S. Surgical"), a major manufacturer of surgical products which distributes its products worldwide, for the marketing of the OASiS system. The Company sent a proposed final agreement to US Surgical for review. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Data Systems Division; Sales and Marketing - Distribution of Products; and - Dependence on Major Customers.")

     In March 1998, the Company entered into an agreement with Stockstowatch to provide investor relations services as a media consultant to the Company. (See
Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities.")

     In June 1998, the Company executed a letter of intent with Ad-vantagenet, Inc. for the development of Version 2.0 software for the OASiS system. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Data Systems Division.")

                   The  Company's  other  products and  concepts in  development generally fall into the categories of occupational safety, infection control, obstetrics and gynecology, and new "minimally invasive" surgery devices and techniques. Most of these development projects originated from within the Company, although several are being co-developed with outside third party inventors who are mainly physicians and medical technicians for whom the Company provides consulting services in new product development. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Medical Products Consultation Division.") The Company markets its line of products under the trade name of Compliance Plus(TM).

                   The FDA lists Surgical as a medical device specifier. Under FDA Registration No. 1056687, as a medical device specifier, Surgical is permitted to control the specifications of its products. The Company spent its formative years in research and development and in obtaining patent protection on its core products and services. Tangential to its core competency, the Company had found it necessary to diversify its offerings, but has, over the past twelve (12) to sixteen (16) months, refocused its efforts towards the commercialization of its existing product lines. Additionally, the Company has enhanced its product lines with the development of the touch-access information system, OASiS.

                   Surgical efficiency is highly valued in today's healthcare climate. With the looming threat of bloodborne diseases such as HIV and hepatitis, safety issues are also of critical importance. Hospitals and surgical teams have required, and now demand, constant improvement in available products and technology. In this rapidly growing market, new options for personal protective equipment are not only valued by the surgical team and appreciated by patients, but mandated by government agencies such as the Occupational Safety and Health Administration ("OSHA"). (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Sales and Marketing - Market Overview, Size and Occupational Safety.")

                   The changing healthcare environment requires aggressive measures to improve efficiency in medical care. This is especially true in high-tech areas such as surgery, obstetrics, and emergency care. Time saving products and techniques that improve patient care quality are of extreme value.

                   Surgical's   medical   device   lines  are   designated   for
wholesaling to international distributors. These products are focused on improved efficiency and safety. Clinical research on the original Compliance Plus(TM) product, SutureMate(R), has demonstrated dramatic reductions in sharps injuries (sharps injuries are injuries to healthcare workers or patients caused by suture needles, syringes, intravenous catheters, scalpels, screws, wires and other sharp instruments in the operating room) and a 60% to 85% decrease in bloodborne pathogen exposure, while at the same time improving procedure efficiency. Surgical is attempting to secure a research-backed, OSHA mandate status for its OASiS information system which would make the availability of Compliance Plus(TM) required in hospitals and other medical facilities.

                   The Company now is positioned to commercialize Compliance Plus(TM) product lines and its proprietary OASiS system through its alliance with U.S. Surgical and their full size international sales force. The Company is preparing other alliances with one or more established industry leaders in healthcare. The Company believes that recurring multiple revenue streams and a "cookie cutter" program and network will allow for potentially rapid growth in the number of OASiS system installations.

                   The Company is seeking debt or equity financing in the amount of between $2,000,000 and $5,000,000. In the event the Company is successful in securing equity financing, the Company is unable to project the number of additional shares of its Common Stock which will be required to secure such financing. The Company currently has no short term debt. In the event that the Company is successful in securing debt financing, the amount of such financing, depending upon its terms, would increase either the short or long term debt of the Company or both.

     Subject to the availability of additional financing, of which there can be no assurance, the Company plans (1) to facilitate implementation of its sales strategies, (2) to apply additional funding to existing new technology; and (3) to apply additional funding to complimentary products and services through corporate acquisition and exclusive licensing. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Risk Factors - 3. Need for Additional Capital; and 12. Future Capital Requirements.")

                   The Company currently employs eight (8) people, including its President, and Vice President and Treasurer. Total employee salaries for the year ending December 31, 1997 were $121,177 of which $63,841 was paid as Executive Compensation. (See Part I, Item 6. "Executive Compensation.") The Company's executive officers and directors devote such time and effort as are necessary to participate in the day-to-day management of the Company. (See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons - Executive Officers and Directors."). During the fourth quarter of 1998, the Company plans to employ two (2) additional individuals in the area of computer systems and has no plans add any additional staff beyond these two (2) individuals in the foreseeable future.

                   The Company is dependent upon the services of three of its officers and directors. Dr. G. Michael Swor, the founder and Chairman of the Board and the Treasurer of the Company, is responsible for inventing all four
(4) of the patents, which patents were assigned to the Company in exchange for stock. Dr. Swor is responsible for the overall corporate policy and the financing activities of the Company. The Company is the beneficiary of a "key-man" insurance policy currently owned by Dr. Swor. In addition to his duties with the Company, Dr. Swor is a board certified, practicing physician with a specialty in Obstetrics and Gynecology. Frank M. Clark, a Director and President and Chief Executive Officer, is responsible for the day to day management of the Company and new product development and the manufacturing of the Company's products. In addition, he manages new ventures for the Company including, mergers, acquisitions, joint ventures, strategic alliances and licensing/distribution agreements. After a nineteen (19) year career with Johnson & Johnson, Mr. Clark became the president of R. P. Scherer and then went on to become a senior partner in a consulting firm with responsibilities for business development with Fortune 100 corporations. Donald K. Lawrence, a Director and Executive Vice President, Sales and Marketing, is responsible for sales management, market planning, advertising for the Company and acts as the Executive Director of OASiS. Mr. Lawrence in addition to nearly ten (10) years in medical device sales, has extensive experience in computer graphics, multi-media and computer equipment leasing programs. The Company plans to continue to use to its advantage the reputations and skills of these three officers in the medical industry. Nevertheless, while these officers have been successful in the past, there can be no assurance that they will be successful in the continued development of the Company which is needed for a successful operation of the Company. (See Part I, Item 1. "Description of Business" (b) "Business of Issuer - Risk Factors" and "Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons - Executive Officers and Directors.")

Data Systems Division

                  In 1997, the Company saw an opportunity to establish a landmark information system for multiple applications within the healthcare industry. This proprietary surveillance network, called OASiS, was originally designed to export and tract occupational safety emergencies such as needlesticks and fluid exposures. The new Version 2 OASiS provides information consolidation in a secure network of touchports located throughout a health care facility. At each on-site location, a healthcare worker has touch access to multi-media information. The OASiS system at its current level of development, is designed to function in three areas: (1) exposure (to bloodborne pathogens) management; (2) healthcare training; and (3) healthcare risk management.

                  In the area of exposure management, the healthcare industry is in need of a standardized, efficient method for tracking, managing and analyzing occupational safety emergencies such as needlesticks and other fluid exposures. Standardized and accurate reporting methods result in superior prevention controls and better post-exposure management for follow-up and counseling. Information relating to the spread of bloodborne pathogens through exposures varies widely and OASiS allows for cross-facility standardization. Healthcare workers need and are now insisting they receive accurate, timely information relating to exposures. Sharps injuries and other exposures occur frequently.

                  Current reporting protocols incorporated into the OASiS system involve a typical chain of events necessary to create an estimated risk assessment and to provide access to testing, treatment and follow-up.

                  Under current non-computerized protocols, after an exposure, the injured worker may be required to complete an incident report (provided by risk management), meet with a supervisor and then leave the worksite to seek evaluation, testing and treatment at an employee health facility or the emergency room. Evaluation techniques, testing and available treatment and follow-up recommendations are inconsistent, inefficient, not timely and breech the employee's confidentiality due to the multiple points of contact which are involved.

                  With the use of OASiS,  the injured  worker is  provided  with confidential access to information, statistics and a preliminary risk assessment. The healthcare worker begins the reporting process by "touching" their way through a very detailed, yet easy to use, Occupational Safety Emergency Report. Data collection for the exposure incident is mutually exclusive and exhaustive. The system calculates the risk level based on data inputted into the system directly by the healthcare worker. The worker receives a printed data sheet with risk assessment (weighted towards higher risk) and a recommended testing, treatment and follow-up plan. The worker then is directed to employee health or emergency care for direct, complete and thorough assessment by a facility staff member designated in that capacity. If the worker decides not to proceed, full confidentiality is maintained while critical information for decision making is provided and documented. If the worker proceeds, then complete incident data is already collected in the system, sent to the appropriate locations within the facility and printed for use by the provider of counseling and treatment.

                  In the area of employee training, current training systems involve a number of methods including small groups, large groups, video and other audiovisuals. Staff training on required courses is commonly done in small groups. New surgical equipment and techniques are typically done by way of small groups by product representatives or other trainers and often are enhanced or reinforced with printed materials or videotapes.

                  Practice also requires annual training on various subjects such as modes of disease transmission, information on the epidemiology of disease, procedures to follow in the event of a potential exposure, use of personal protective equipment and standard precautions. Training is provided at the time of job entry, at annual retraining and whenever tasks are modified which alter the hazards posed. The person conducting the training must be knowledgeable not only on the subject matter but also on how it relates to the emergency response personnel.

                  The Association of Operating Room Nurses ("AORN") recently issued a list of training recommendations. One such recommendation was a proposal to develop and evaluate continuing education requirements to assure the continuing competence of regulated healthcare professionals. Because of the rapid development of technologic and scientific advances, AORN believes  that  one  of  the  greatest  challenges  is  ensuring  the  continued
competence  of  the  workers  providing  nursing  care.  The  competent  use  of technology involves not only the understanding of the equipment but also the decision making/critical thinking skills needed to use the equipment effectively, safely and appropriately.

                  Inadequate training has been implicated as a common cause of patient safety incidents. This issue has gained increased publicity among consumer advocacy groups. Recent surveys by the National Patient Safety Foundation at the American Medical Association ("AMA") indicate that 42% of those surveyed said they were involved in situations where a medical mistake was made. Of these mistakes, 22% were made during a medical procedure. The causes cited by the respondents included what they believed to be carelessness, improper training and poor communications. The survey was commissioned by the AMA to evaluate the need for initiatives to reduce errors in the healthcare industry.

                  With the use of OASiS, the worker has access to a directory of various succinct multimedia interactive training modules. The Company produces these modules using multimedia material provided by outside agencies, organizations and product suppliers. Quick reference is accessible to important safety-related features and key user information on medical devices and new techniques. The system was designed to decrease the need for personal training and to improve patient and worker safety by increasing the availability of critical information. Improved awareness of new techniques and devices by healthcare workers has shown improvement in the quality of care provided by the facility.

                  The Company believes that the use of the OASiS system benefits device distributors and critical care departments and that better trained users of devices should lower the rate of incidents occurring due to misuse of a device. The system also provides a mechanism whereby alleged defective products may be efficiently reported to the facility and manufacturer. This aspect is expected to assist product distributors and manufacturers with field reporting. OASiS training programs are designed to provide not only a thorough and cost effective method for employee training, but also to provide the documentation of the learner's comprehension of the subject. Further, an established network of OASiS terminals within a facility also acts as a point-of-sale for the Company's other medical devices such as MediSpecs Rx(TM) semi disposable prescription eye protection.

                  Each OASiS system involves "touch access" to a computer terminal designed as a stand-alone kiosk. In essence, kiosks are computers equipped with software designed to guide people to information, help them accomplish a task, or effect a transaction. Kiosks can provide text information, graphical presentations, and video and sound clips.

                  Each OASiS touch point strategically located within the hospital environment and is linked to a main center for accumulation of hospital data. The system is designed to provide healthcare workers with previously unavailable access to a wide variety of pertinent information. Unlike traditional systems which require a certain level of computer aptitude (even if only using a mouse or keyboard), OASiS' distinct advantage is its foundational design in a "touch access" format. Virtually every command or task on OASiS is performed by touching a user friendly icon driven interface. In other words, if one can point to and touch a picture on a screen, then one has access to a world of valuable and potentially life saving information through the OASiS network.

                  Upon approaching OASiS, the healthcare worker may select from a menu of icon based options including exposure reporting, hospital exposure policies, device inservices, safety training, communicable disease information and safety news and events. Each of these areas is accessed and navigated by a simple touch of the screen. The graphic design of the system is designed to accommodate workers with minimal reading skills and little computer experience.

                  The uniqueness of OASiS is not only the fact that it is a touch access system, but that it is the first nationwide network for healthcare which is totally independent of the facility's existing information system. Once thought to be a disadvantage, the absence of integration into the facility's existing systems is actually one of the features of OASiS which has gained praise for the system.

                  The Company has applied for two (2) patents on the OASiS system which cover propriety aspects of the software, algorithms and reports, as well as the inservice training modules which are owned by the Company. OASiS is powered by a Windows NT platform with full-multimedia, Pentium 233 processors operating at each station. The stations connect to the OASiS server by way of the Internet and send and receive data at prescheduled times. This allows the OASiS server to send new information, training or updates to single stations or on a broadcast basis to the entire network.

                  Hospitals employing OASiS will use an average of three (3) units initially. The units are strategically placed in varying hospital departments. Pricing is structured so as to simplify the hospital's approval process. The OASiS system will be leased to the hospitals on a three-year contract arranged through Rockford Industries, Inc. of Santa Ana, California ("Rockford"), which acts as the third party lessor. After early stage discounting to the hospital, the Company expects that leasing fees, industry content production and use fees and software subscription fees will combine for a per unit revenue of $10,200 initially and $2,200 per month. After the three-year period expires, the residual value of each OASiS will be added to the Company's assets. The OASiS system will be upgraded at that time and it is anticipated that an additional $400 per month will be added to gross revenue for each unit in place.

                  Under the leasing arrangement with Rockford, lease approval will be based upon the credit-worthiness of the lessee hospital. Once approved, the Company receives a discounted present value of the lease income stream in advance as the supplier of the equipment. It is these funds which the Company will use to cover the acquisition costs of the OASiS hardware delivered to the lessee.

                  Fees also are anticipated in the future on a percentage of the product sales made through the OASiS platform and on information sales of generic occupational safety data. Market share is expected to increase for the Company as it brings on additional facility users, additional industry content providers and added on plug-in program modules developed by the Company in house or through Company acquisitions.

                  As an information system, OASiS production consists of an integration of proprietary software with hardware from original equipment manufacturers ("OEM's"). The Company designed and is the sole owner of the software portion of OASiS. This was as a result of approximately three (3) years of research and development. The software presentation consists of the frontline user interface, the programs and all supporting database gathering programs and administrative "back office" facilities. The software exists as a user ready or standardized foundation with widespread adaptability as the system is installed at the hospital's facility. As of January 1998, Version 1.1 was fully operational at the initial installation and ready for installation in additional facilities. Plans for upgraded versions are in progress and are being adapted to the needs of the end-user market as they are discovered.

                  Within the original site installation, OASiS is being used for exposure reporting, inservices and new technology, communicable disease information, news and events, safety education and hospital policies. New installations will add user identification log on capability, additional levels of news and events and training with certification. The Company plans to further expand the system with software plug-in integrations and advanced data reporting and management.

                  In initially designing a system for a hospital facility, the Company completes a site survey to determine the needs of the facility regarding OASiS and system installation, as well as other pertinent information related to station location within the facility and available telecommunication resources. The site survey also includes details for customizing the software for the specific facility's application.

                  The Company has determined that the most economical way to deliver the integrated hardware/software product to the customer is through a full service integration specialist (the "Integration Specialist"). The services and responsibilities covered by such specialist will be: (1) hardware installation into the OASiS kiosk and configuring the components; (2) software installation; (3) software configuration; (4) 24-hour "burn in" and testing; (5) hardware disassembly, packing and shipping; (6) on-site installation; (6) on-site testing; and (7) three-year 24 hour turn around warranty on all hardware. Many potential integrators exist and the Company has entered into preliminary agreements with two initial candidates. The Company expects to use no fewer than two integrators on a regular basis to ensure the quality, service and performance required in a competitive situation.

                  The production cycle begins at the end of the initial sales cycle with the completion of the site survey. Information regarding communications availability, station location and on-site coordinator data is integrated into the customization process. A purchase order is placed with the Integration Specialist who in turn orders components from the various OEM's. The site survey is then used by the integration house for coordination of on-site services such as station location, service subcontractors and others.

                  Effective January 30, 1998, the Company entered into a Prepaid Capital Lease Agreement with Community Health Corporation (the "Lessee"), a Florida not-for-profit corporation which acts in support of the Sarasota Memorial Hospital ("SMH") ( the "SMH Lease Agreement"). SMH is the site of the initial OASiS installation. Pursuant to the terms of the SMH Lease Agreement, SMH leased four (4) OASiS kiosks and accompanying software and technical support for a term of ten (10) years commencing on a date which was to follow an initial trial period. The Company was required to install the kiosks within five (5) days of the execution of the SMH Lease Agreement. SMH was entitled to review the performance of the installations for a period of thirty (30) days after installation. Provided the systems performed in accordance with pre-established standards during such trial period, the SMH Lease Agreement term would commence at the time of acceptance. Pursuant to the SMH Agreement, at acceptance, the Lessee agreed to prepay all rent payments for the term of the SMH Lease Agreement, which sum amounted to $250,000. The Company is obligated during the term of the SMH Lease Agreement to provide software maintenance, improvements and updates to the OASiS system and training for the use of the units to SMH's personnel. In addition, the Company is required to carry comprehensive general and products liability insurance in the amount of $2,000,000 covering the use of the OASiS system and naming SMH and the Lessee as co-insured parties. And further, the Company agreed to indemnify the Lessee and SMH against any liens, liabilities or other damages incurred by the Lessee or SMH as a result of the installation or use of the OASiS system. At the end of the term, the Lessee has an option to purchase the four (4) OASiS kiosks for the sum of $1. Neither party to the SMH Lease Agreement may assign nor delegate any of the rights or obligations contained in the agreement The units were installed and are operational. At the current time the SMH Lease Agreement is in full force and effect. The Company received the payment due under the SMH Lease Agreement on January 30, 1998.

                  Following a presentation before the Association of Infection Control Professionals and Epidemiologist ("APIC") in May, 1998, the Company received nearly a dozen applications from multi-facility hospital systems wanting to be a part of the next wave of OASiS installations.

And, the Company received inquires for at least four times that many facilities seeking more information about the development of OASiS.

                  From March 31st through April 2nd, 1998, the Company, in conjunction with U S Surgical, demonstrated the OASiS touch-access information system at the AORN convention in Orlando, Florida. This is the largest nursing convention in the world. OASiS accounted for over 21% of all leads generated by US Surgical at AORN. Based upon the evaluation forms competed by the nurses, it was found that (1) the most useful section of OASiS, as it now exists, is the device inservices; (2) most of the nurses characterized the system as a convenient way to receive inservices, while a few of them viewed it as a sales and marketing tool for device manufacturers; (3) an overwhelming number of the nurses who responded stated that they would rely on OASiS on a daily basis; (4) the most requested additional features were a Surgeons' Preference Card which is scheduled for version 2.x testing, electronic PDR and Latex sensitivity which is under development; and (5) most of the nurses would recommend OASiS for their operating room.

                  Following the AORN convention, the Company and US Surgical agreed to terms for the further presentation of OASiS. At the current time the parties are preparing a long-term agreement under which US Surgical will arrange for the installation of ten (10) OASiS systems in hospital facilities which US Surgical defines as "Centers of Excellence." Each system will include thirty
(30) inservice training modules. Following an initial nine (9) month trial at each of these facilities and subject to satisfactory performance by the system and the technical support group, US Surgical will have approximately one hundred
(100) additional systems installed in other healthcare facilities nationwide. US Surgical will finance the development and installation of the ten (10) systems. The Company will receive a fee in the amount of $36,000 for the initial ten (10) installations during the testing period and a fee in the amount of $108,000 for the balance of a three (3) year term for such initial installations. In addition, the Company will earn profits on the sales of its products through the point-of-sale facility in the OASiS system and from the fees it receives from other device providers and training companies through the use of the inservice modules (the "Long Term US Surgical Agreement."). (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Sales and Marketing - Distribution of Products - and Dependence on Major Customers.")

                  On June 30, 1998, the Company executed a letter of intent with Ad-vantagenet Inc. of Sarasota, Florida ("Ad-vantagenet"). Under the terms of the letter of intent, Ad- vantagenet will assist in the creation of version 2.0 OASiS software, including creating the art and graphics. Version 2.0 is designed to allow for more dynamic features on the system including instant updates, information-gathering and editing features. The Company chose Ad- vantagenet to complete Version 2.0 after unsatisfactory results were achieved by Gambit, Inc., d/b/a MediaWorks. The functions Ad-vantagenet is currently incorporating into Version 2.0 include features which had been requested of MediaWorks but were not provided. The total projected cost of the Ad-vantagenet project is one-fourth of the cost which MediaWorks projected. The Company is in litigation with MediaWorks over the termination of their agreement. (See Part II, Item 2. "Legal Proceedings.") Subject to the successful completion of the letter of intent project with Ad-vantagenet, the Company intends to enter into a more structured, long-term agreement for further OASiS development.

                  The Company knows of only one other system which is designed to accumulate exposure data. (See "Part I, Item 1. "Description of the Business
- (b) Business of the Issuer Competition.") The Company believes that OASiS is the superior product and that it represents the leader in the industry at this time.

Medical Products Division

                  Compliance Plus(TM) is the designation under which all the Company's products are developed. The Company trademarked this term in order to indicate that the criteria used in the research and development of every Surgical product and service meets or exceeds compliance mandates set forth by the OSHA, the Centers for Disease Control and Prevention ("CDC") and other governing bodies. It is the goal of the Company to exceed existing standards in order to assume a leadership role in the area of medical prevention and safety products.

                  The Compliance Plus(TM) Exposure Prevention Program includes several safety engineered products dedicated to reducing exposure and cross contamination in the operating room. These exposure prevention products are designed to maximize surgical efficiency while reducing bloodborne pathogen exposure to healthcare workers and improving patient care in a wide range of applications. The Company has already introduced the first two Compliance Plus(TM) products into the market - MediSpecs Rx(TM) and SutureMate(R). Additional Compliance Plus(TM) products are scheduled for release in 1998. The remainder of the proposed Compliance Plus(TM) line will be added through further in-house development and acquisitions, which are already in process.

                  The Compliance Plus(TM) devices include: SutureMate(R), a patented single-patient- use surgical assist device for safe and efficient suturing; MediSpecs Rx(TM), a disposable prescription protective eyewear for healthcare workers; Prostasert(TM), a patented obstetrics/gynecology ("OB/GYN") pharmaceutical applicator; IcePak(TM), an infection control equipment kit for healthcare workers; PrepWiz(TM), a revolutionary surgical preparation and drape system (in development); and FingerSafe(TM), a Multi-featured surgical thimble (in development).

                  The Company believes that the use of Surgical's Compliance Plus(TM) exposure prevention strategy provides numerous direct and indirect benefits. These benefits relate to a significant reduction in bloodborne pathogen exposure from needlesticks and glove perforations, as well as improved procedural efficiency. The Company believes that prevention through the use of its products reduces expenditures in employee health post-exposure work-up and treatment, and lost employee time. The Company further believes that there are also benefits from improved employee morale, community relations, and reduced liability and workers' compensation costs.

                  In January 1998, the Company executed a clinical products testing agreement with SMH for a term of five (5) years. Under the terms of the agreement, Surgical will submit ten (10) surgical and medical products to SMH for clinical testing (the "SMH Clinical Testing Agreement.") Surgical will reimburse SMH for certain designated budgeted costs and pay a fixed amount of $25,000 for each study, payable in monthly increments over the term of each study. In addition, SMH will receive one half of one percent (.5%) of the proceeds received by the Company from the sale of the products tested. The products to be tested include SutureMate(R), MediSpecs Rx(TM), Prostasert(TM), PrepWiz(TM), FingerSafe(TM) and five (5) other products in various stages of development.

SutureMate(R)

                  SutureMate(R), a patented, disposable, surgical assist device, was introduced in 1993. Its unique design facilitates the highly recommended one-handed suturing technique which is advocated by occupational safety experts. When one-handed suturing is not used, extra steps are required by the surgeon or the assistant in cutting the needle free of the suture thread and extra time and hand movements are required of the surgeon in manually adjusting needles while using a needle holder in most suturing processes. SutureMate(R) allows the surgeon to use a safer, more efficient method of surgical stitching. The product has features which include a foam needle-cushion, and a suture cutting slot.

                  SutureMate(R) can be used in a wide variety of specialties, including surgery, OB/GYN, emergency room treatment, plastic surgery, podiatry and dentistry. It was designed by Dr. Swor, the Company's Chairman, who is a surgeon himself for use by surgeons and surgical assistants. The Company is not aware of any comparable product on the market. New applications for its use are being devised regularly and several variations of the original product are in development, including a laparoscopic version, for use in the fast growing field of minimally invasive surgery.

                  The product acts as a needle bank for temporarily "parking" suture needles, and a cutting slot for removing the needle from the suture thread. Using the SutureMate(R) device enables the user to "free-up" the non-dominant hand to engage in additional tasks such as holding instruments and exposing tissues.

                  Data from the CDC indicates that seventy-seven percent (77%) of sharps injuries are caused by suture needles. In one-third of all injuries to surgeons, the sharp instrument was re-exposed to the patient. When one-handed suturing is not used, the surgeon's non-dominant hand is particularly vulnerable. Sixty-six (66%) percent of all suture needlesticks occur to the first two fingers of the non-dominant hand. This is where SutureMate(R)'s application is most significant.

                  Clinical data suggests that SutureMate(R) dramatically decreases needlestick injuries and other exposures such as glove perforations. The cutting slot feature enables the user to efficiently remove the needle from the suture thread without the need for an assistant, and with greater efficiency than traditional methods.

                  SutureMate(R) has been cited by safety advocates and infection control specialists in several publications and manuals. A study from Canada by Drs. Bebbington and Treissman was published in the October 1996 issue of the American Journal of Obstetrics and Gynecology, Volume 175, No. 1, Part I. This study concluded that there was a 71% reduction in glove perforations when SutureMate(R)n was used and stated that the "surgical assist device [SutureMate(R)] appeared to be useful in decreasing glove perforations regardless of the degree of training and expertise of the operator." The study concluded that the "use of this device significantly reduced the number of glove perforations that occurred curing vaginal repair after delivery. Therefore it can be of benefit to the safety of operators during an all-too-frequent procedure in obstetrics. This is especially true when universal precautions are being advocated for all patients. A decrease in glove perforations deceases the exposure to potential pathogens." This study was supported by the Company. The need for sharps management in surgery has generated a number of articles. In an article by Dr. Mark Davis which was published in the April 1995 issue of Infection Control & Sterilization Technology, Volume 1, No. 1, Dr. Davis stated that "most percutaneous injuries can be prevented by the use of currently available safetyengineered devices and by the application of known safety protocols and techniques...Other techniques such as double gloving and suturing with a device requiring one hand, offers some protection against the growing threat of HIV, and hepatitis B and C." The one-handed suturing device discussed in the article is SutureMate(R) which was being evaluated by the surgical and OB/GYN staff at Dr. Davis' institution. Dr. Davis served on the Scientific Advisory Board of the Company. (See Part I, Item. 5. "Description of Business - Directors, Executive Officers, Promoters and Control Persons - Scientific Advisory Board.")

                   SutureMate(R) research findings have been presented to several major medical organizations including: the American College of Surgeons and Center of Disease Control and Prevention ("CDC") at a joint meeting on the prevention of bloodborne pathogens in surgery and obstetrics which was held in Atlanta, Georgia in February 1994 (the "February 1994 Conference"); at the annual meeting of the Society of Hospital Epidemiologist of America in Santa Clara, California in March 1994; at the annual meeting of the Association of Surgical

Technologists in Atlanta, Georgia in May 1995; at the annual meeting of the Society of Perinatal Obstetricians in Vancouver, Canada in February 1996; at the annual meeting of the Association of Surgical Technologists in Atlanta, Georgia in June 1996 and at the annual meeting of the ACORN in Atlanta, Georgia in April 1997. (See Part I, Item. 5. "Description of Business - Directors, Executive Offiers, Promoters and Control Persons - Scientific Advisory Board.")

                  The February 1994 Conference was the first joint conference of the American College of Surgeons and the CDC. Donna J. Haiduven, an infection control specialist and a member of the Company's Scientific Advisory Board, and Dr. Maria D. Allo of Santa Clara Valley Medical Center presenting an abstract entitled "Evaluation of a one-handed surgical suturing device to decrease intraoperative needlestick injuries and glove perforations." The study concluded that the "[u]se of "Suture Mate" facilitates one-handed suturing technique, resulting in less likelihood of glove perforations and intra-operative needlestick injuries" and "[t]he "Suture Mate" device obviates the need for two-handed suturing and provides a safe place to "bank" needles on the surgical field."

                  The use of SutureMate(R) eliminates the need for the more expensive "control release-type" sutures. By virtue of improved surgical safety efficiency, the Company believes that the patient will experience significant savings through reduced anesthesia and operating room time. In addition, the Company believes that this product reduces cross contamination which can save expenses related to surgical wound infection.

                  SutureMate(R) has recently been re-released. The product has been re-engineered and updated after feedback from over 4,000 surgeons and surgical technologists who have used or reviewed the product since its inception. As a result of the re-design, the Company believes that there will be new clinical advantages and that the product can be produced at a significantly lower manufacturing cost.

                  Currently, the re-designed SutureMate(R) is manufactured by the Hansen Plastic Division of Tuthill Corporation at their plant located in Clearwater, Florida ("Tuthill"). Tuthill manufactures each non-sterile unit at a cost of $.902 per unit. The non-sterile product is then shipped to Gamma Services, Inc. in Lakeland, Florida for sterilization. The cost per unit for the sterilization process is $.172. This results in a total cost per unit of $1.074. The Company currently is considering other manufacturing sources. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Sources and Availability of Raw Materials.")

MediSpecs Rx(TM)

                  MediSpecs Rx(TM) is a prescription protective eyewear which Surgical co- developed for use in the operating room and related areas. The Company has an exclusive, renewal 5-year, distribution agreement which covers the United States with Morrison International, Inc., a Pennsylvania corporation with its principal place of business in Sarasota, Florida ("Morrison"). Under the terms of the agreement with Morrison executed in September, 1996, the Company has the right to purchase, promote, resell and distribute Morrison's trademarked glasses under the Company's private label trademark, MediSpecs Rx(TM). The price for the product is fixed for the initial five-year term and requires minimum purchases which are scaled over the first five-year period from 2,750 units the first year to 56,000 the fifth year. Under the agreement, the Company its entitled to distribute the product either directly or through other dealers. (See Part I, Item 1. "Description of Business - (b) Business of Issuer
- Sources and Availability of Raw Materials.")

                  MediSpecs Rx(TM) are featherweight prescription glasses with OSHA- recommended protective side shields. A proprietary manufacturing and assembling process minimizes the cost of production and allows healthcare workers to purchase prescription protective eyeglasses for dedicated use in an occupational setting. The Company believes that users will purchase multiple pairs of glasses. It is anticipated that each pair will have an average life of approximately 50-100 uses. While an average pair of prescription eyeglasses costs over $150, MediSpecs Rx(TM) glasses are being sold for approximately $25 a pair and can be ordered by mail. The cost to the Company under the Morrison agreement is $6.98 per pair.

                  MediSpecs Rx(TM) glasses protect against splashing of blood and bodily fluids into the user's eyes, thus further reducing exposure risk. Medi-Specs Rx(TM) are ultra lightweight, making it unnecessary to the user to wear the more cumbersome Eyewear currently available for eye protection.

                  In August 1997, the Company entered into a distribution agreement for the sale of MediSpecs Rx(TM) in the State of Florida. This agreement is with Hospital News, a Florida corporation with its principal place of business in Tampa, Florida ("Hospital News"). SMH and Doctors Hospital of Sarasota are excluded from the agreement and remain under the distributorship of the Company. The initial term of the Hospital News agreement was through December 1997, and is renewable by the parties for successive one (1) year periods. The price for the product is fixed for the initial term at $12.95 per pair and requires minimum purchases which are scaled over the first six (6) months from 0 units the first month to 800 the sixth month. Under the agreement, Hospital News its entitled to distribute the product either directly or through other dealers. Although Hospital News did not meet its quota during the initial period, the Company has elected to extend this arrangement for an additional one
(1) year period. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Distribution of Products.")

                  Due to the price at which MediSpecs Rx(TM) may be offered to users and the prevention of cross-case contamination, the Company believes that there is a large international market available for the use of this product.

Prostasert(TM)

                  Prostasert(TM) , originally named LaborMate, is a patented, disposable, obstetrical/gynecological specialty device with many potential uses, including use for patients undergoing the induction of labor. The product provides a vaginal application of a precise dosage of pharmaceutical gel which is designed to shorten and improve the labor and delivery process. Although simple in design, the Company believes that Prostasert(TM) is unique in that it differs from its competitors by allowing for a more site-specific application and improved maintenance of the pharmaceutical gel used. Prostasert(TM), a FDA listed device, is a specially designed medication delivery and maintenance system which allows a physician to deliver the proper dosage and maintain that dosage precisely. With over four (4) million births annually in the United States alone, the Company estimates the potential market for obstetrical use of this product to be approximately 200,000 to 400,000 cases annually. Alternate uses and other applications for this product are under development.

                  No FDA clearance was needed for this product because it is assembled from FDA approved parts. The product was listed by the FDA in June 1994. Prostasert(TM) was approved for clinical research by the Institutional Review Board of the SMH where it has been undergoing clinical trials for the past three (3) to four (4) years to document the clinical usefulness of the product. Once such trials are completed and provided additional funding is available (of which there can be no assurance), the Company intends to make final engineering adjustments and then commence manufacturing for initial market entry in the United States by the end of 1999. The Company is seeking a distribution outlet while the additional clinical trials are developed.

Icepak(TM)

                  The Company is researching patent protection for this specialty product and its accessory components. This product is a belt which is designed to carry various infection control-related products providing healthcare workers with easy access to personal protective supplies. The belt itself is a durable, reusable product with consumable supplies attached. The Company intends to market and sell this product primarily through catalogs, with a focus on distribution to nurses. The Company is in the process of developing arrangements with suppliers of the consumable supplies to be used in the belt. A prototype has been manufactured and the product is expected to enter the market before the end of calendar 1999 if the required agreements with potential manufacturers/suppliers have been completed and if additional funding is available (of which there can be no assurance).

Research and Development

                  The Company engages in extensive research and development of new medical technology. Many product concepts and partially developed designs have been accumulated from internal and external sources. As funding becomes available, of which there can be no assurance, new products will be brought through the development process. Initial products in development include:

                  RD91862: PrepWiz(TM): This is a multiple product for preparing the patient's surgical site. The Company anticipates that this product will potentially solve major efficiency, costs and safety problems. The Company currently plans to co-develop this product line with a major medical manufacturer and subsequently license it for sales and distribution. Currently, pattern designs are in process and the Company expects to receive non-sterile samples for evaluation by October 30, 1998. The samples will be provided to a contract converter who will produce non-sterile disposable samples to be used in finalization of the design.

                  RD121096: Finger-Safe(TM) Surgical Thimble: The Company is seeking patent protection on this fingertip protection device. It is expected that this product can be added to the Compliance Plus(TM) product line in the event that Company secures additional capital, of which there can be no assurance. This product is used much like a thimble for sewing, but has special features that facilitate the suturing technique and also has special safety features and a storage component. The product is designed to reduce further the risk of needlesticks and glove perforations to the non-dominant hand.

Advanced Surgical Techniques

                   The Company has several products in development that are designed to contribute to the rapidly growing market of "minimally invasive" surgery with increasing emphasis on small incisions, laparoscopy, laser treatment, and more efficient post-surgery convalescence. The Company believes that there is a significant demand for improved technology to facilitate these newly developed procedures. The Company has several concepts and projects in development related to this type of surgery, and many of the new product ideas presented to the Medical Products Consultation Division by third parties are included in this group.


Medical Consultation Division

     The Medical Consultation Division provides consulting services to individual inventors on a fee basis. Currently Dr. Swor, Mr. Clark and Mr. Stuart, a Director of the Company, provide such services depending upon the type of expertise required. The principal function of the division is to find new ideas and potential products which compliment the Company's product mix.

                   This division has been retained to conduct several research evaluations of various proprietary medical products and has completed two such projects, one for London International U.S. Holdings, Inc. (a study to determine the spermicidal activity of several concentrations of nonoxynol-9 lubricated condom products) and another for Purely Cotton (a study of a tissue made from cotton rather than paper to determine whether the product was less irritating to people with chronic skin conditions). Based upon the initial evaluation of these products, the Company believes that one or more could be very successful and lead to additional business for the Company.

Business Strategy

                   The Company's business strategy, which is dependent upon its obtaining sufficient additional financing with which to enhance the commercialization of existing and future products of the Compliance Plus(TM) exposure prevention and surgical efficiency product line and the OASiS information system (of which there is no assurance), is to provide innovative products and services which create and maintain a safe surgical environment for medical and hospital staff, healthcare workers and patients, as well as to enhance the level of surgical care available to patients. The Company's revenues are based upon lease payments from its Data Systems Division, sale of its products and distribution fees from the Medical Products Division and consulting fees earned by the Medical Consultation Division. The Company's revenues are dependent on the volume of sales from its products.

                   Revenues from sales are recognized in the period in which sales are made. The Company's gross profit margin will be determined in part by its ability to estimate and control direct costs of manufacturing and its ability to incorporate such costs in the price charged to clients.

                   The Company's objective is to become a dominant provider of medical devices and systems which improve occupational safety, advance surgical techniques and provide greater efficiency. To achieve this objective, and assuming that sufficient operating capital becomes available, the Company intends to: (i) develop international distribution channels and comarketing alliances for the Company's products and services; (ii) continue research and development and acquisitions of synergistic products and software programs; and
(iii) frequently fine tune market strategies based upon ongoing evaluations of customer needs, capital budgeting opportunities and market economy fluctuations.

                   Management believes that Surgical is posed to lead in the ever developing surgical and medical safety market and plans to capitalize on the opportunity while providing significant benefits to its customers and improving overall patient care. Management expects, in the event Surgical continues to achieve product acceptance, to increase the Company's market penetration through additional acquisitions and potential merger opportunities with appropriate bases of business development. However, such expansion presents certain challenges and risks and there could be no assurance that Surgical, even if it were successful in acquiring other bases of business development, would be successful in profitably penetrating these potential markets.

Sales and Marketing

                   The following discussion of the medical industry, as it relates to the Company's objectives, is of course pertinent only if the Company is successful in obtaining sufficient debt and/or equity financing to commercialize its existing products and OASiS, to add additional key personnel and to supplement new product and software program development. In addition, the Company must be able to generate significant profits from operations (which are not expected in the foreseeable future) and/or additional financing to continue expanding the business and/or to fund the anticipated growth, assuming Surgical's proposed expanded business is successful. There can be no assurance such financing can be obtained or that the Company's proposed expanded business will be successful.

Background

                   According to the World Health Organization, forty (40) million people will be infected with HIV by the year 2000. There are nearly ten
(10) million people worldwide currently infected, including close to one (1) million children. Over four (4) million Americans carry the HIV virus. Approximately ten percent (10%) of individuals will contract this very serious illness when exposed by way of a sharps injury.

                   Auto Immune Deficiency Syndrome ("AIDS") is now the top killer of men age 17 to 54 in the United States. The CDC and the National Institutes of Health ("NIH") have focused a great deal of effort and research into improving occupational safety and decreasing the risk of bloodborne pathogens in the healthcare setting. The American Hospital Association reports that needlestick injuries are the most common injury to healthcare workers and represent the greatest risk of occupational exposure to AIDS, Hepatitis, and other viral diseases. There are over two (2) dozen diseases that have been involved in documented transmission by way of exposure. Over one and a quarter million (1,250,000) Americans have chronic Hepatitis B and when their blood is exposed to a healthcare worker's intact skin, the transmission rate is thirty percent (30%). Since operating room personnel and surgeons are in particular high risk categories, the Company has committed itself to developing products and techniques to decrease the potential for deadly viral transmission to and from healthcare workers and patients.

Market Overview, Size and Occupational Safety

                  Healthcare workers need secure and safe working conditions as much as life's other necessities. Surgical seeks to provide solutions to meet that need in the critical care setting. Value is built into Surgical's products by reducing costs of inefficient surgery, occupational exposures and patient risks. Exposure to bloodborne diseases occurs in up to fifty percent (50%) of surgical cases, with needlesticks and other sharps injuries magnifying the risk. Up to 75% of sharps injuries in the operating room are related to suturing. Currently used safety measures are inadequate, with an unbelievable 23% exposure rate documented even in known or suspected HIV cases. Hepatitis C is a new, incurable  threat  and HIV is now the  number  one  cause  of  death in 25 to 44 year-olds in the United States. Significant resources are devoted to occupational risks, with over $3 billion expended annually in the United States on sharps injuries and bloodborne exposures. According to the Canadian Medical Association Journal, treating one HIV-infected healthcare worker may cost in excess of $500,000. In addition to the risk of exposure, significant pressures have been made to reduce costs in surgery and in critical care units.

                  With the increased prevalence of HIV, hepatitis and other deadly diseases, OSHA has set increasingly strong standards. Despite the standard use of protective gloves and clothing, operating room personnel and surgeons are at a particularly high risk. According the United States Department of Health and Human Services, healthcare workers contract more than 15,000 bloodborne infections from occupational exposure per year, resulting in 300 deaths and thousands of illnesses. Surgical wound infections are relatively common and result in increased costs, longer hospital stays and increased morbidity in patients. A Yale University study found that visible contact with patient's blood occurred in 63% of surgical cases and sharps injury rates range from 7% to 50%, depending on the type of case. At current rates, researchers from major medical institutions have estimated the lifetime career risk of occupational HIV infractions for surgeons as high as 20%, depending on the patient population. Despite this data, HIV is overshadowed by Hepatis B and C which are 100 times more infective.

         Due to increased awareness of these problems, there has been a movement from healthcare workers themselves for facilities to provide adequate protection and safety engineered technology. Hospitals also benefit from improved technology and can significantly decrease post-exposure follow-up and treatment.

                   A large body of research and statistical evidence has been accumulated over the last ten (10) years regarding the significant risk of bloodborne disease to healthcare workers. Similar kinds of risks exist regarding the transmission of disease from health workers to patients. Since the AIDS virus was discovered and blood testing became available in 1985, even greater awareness has been focused on these problems. The Company has focused its efforts on identifying occupational risks in the healthcare industry and seeking to provide solutions to various problems regarding these risks.

                   As noted, the bloodborne pathogens which have received the most attention are AIDS and Hepatitis. There are an estimated ten (10) million people infected with the AIDS virus worldwide, and because of the nature of the disease, it is impossible to determine infected individuals with certainty, even with blood tests. Hepatitis is even more widespread and, according to medical experts, much more contagious. These diseases and others are transmitted by contact with blood or bodily fluids and reports of infection through needlesticks, sharps injuries, and skin to skin contact are accumulating. The American Hospital Association, in 1992, reported over 800,000 occupational needlestick injuries in the United States each year, and estimated that approximately 16,000 were contaminated by HIV. They also estimated that as many as 60 healthcare workers may become infected annually with HIV as a result of occupational exposure. There have been estimates as high as 12,000 Hepatitis B infections annually to healthcare workers. A newer form of Hepatitis, Hepatitis C, is rapidly becoming even more important and more serious.

                   OSHA now has strict guidelines for personal protective equipment, such as gloves, gowns, and eye wear. However, with a reported rate of glove perforation in surgery of up to 50%, sharps injuries of up to 25% and concerns regarding the prevention of bloodborne pathogen transmission, healthcare professionals, workers and patients are requesting more protection. Most professionals agree that many sharps injuries in surgery are preventable with changes in techniques and the use of new devices and protective equipment.

                   The cost of these types of exposures is also a significant factor in the Company's business. The direct financial burden that facilities bear for medical evaluation and follow-up after a single needlestick injury is estimated to be $200 to $1,300 ($3 billion in the United States)
 According to the United States Department of Health and Human Services, the average cost of treating an accidental needlestick is $1,300. These costs do not include factors such as worker's lost time and potential liability litigation. This figure does not include indirect costs such as time lost from work, medical expense and potential liability loss. With annual expenditures in the United States on medical and surgical supplies estimated by current medical journals at more than $6 billion annually, there would appear to be a large budget for safety-related products. Surprisingly, there have been few significant advances in new technology regarding bloodborne pathogens. The Company is focusing its research and development efforts directly on improvements in this area with operating room, infection control, and personal safety equipment product lines.

                   The Company's initial product, SutureMate(R) was designed primarily to reduce the risk of needlestick and glove perforation during suturing. Infection can also be transmitted by skin to skin (mucocutaneous) contact, and the Company's Infection Control Equipment Pack (IcePak(TM)) product was developed from the need to reduce this hazard.

                   Customer demand for the Company's' products and services is expected to be stimulated further by recent scientific data suggesting that the risks related to these hazards were originally underestimated. In addition, new serious viral diseases are discovered regularly. In a 1994 study of 260 patients, over 87% indicated concerns about cross-contamination and bloodborne diseases in surgery. The majority of those surveyed expressed a willingness to add cost to surgery if exposure could be reduced.

                   With an estimated 25 million surgical procedures and 4 million births annually in the United States alone, and a fertile international market as well, the Company is focused upon the development of innovative protective equipment, efficiency related instruments, and cost efficient supplies for furthering the concept for cost conscious safety in healthcare.

                   Hospitals are under increasing pressure to evaluate and adopt the use of safety- related technology, especially with regards to sharps injuries. New regulations, hospital policies, and federal guidelines will encourage any efficient means of improving safety, especially with regard to HIV transmission. Because of the size and demands of these markets, the Company believes that this is an area of potentially significant growth if it can continue to strengthen the market niche is has created.

Markets

                   The primary medical industry markets include hospitals, healthcare facilities, surgeons, nurses, technologists in procedure-oriented specialties, including obstetricians, dentists, emergency room personnel and other medical professionals.

                   The total global medical products market is $100 billion annually and such market is growing at the rate of 18% to 25% per year. It is estimated that the needle protection safety healthcare market is growing at the rate of approximately 17% per year. Internet supported information technology is growing at triple digit rates. In 1996, it was forecasted that the healthcare industry would spend $15 billion annually on information technology during the following five years and that this number would increase by 19% in 1997. The potential global market for Surgical's products (devices and information systems) is estimated at over $1.3 billion.

                   The initial  target  market areas for the product side of the
Company's business are in the major metropolitan centers in the United States and abroad that presently have large teaching programs, higher disease prevalence and acute problem awareness. Entry into these target areas is expected by the Company to significantly ease general market penetration.

                   The Company plans to continue to export its products worldwide to markets including Europe, South America and Asia, the Middle East and the Pacific Rim. Previously it had exclusive distributorship agreements with Johnson & Johnson Medical Pty. Ltd. with respect to the territories of Australia, New Zealand, Papua, New Guinea and Fiji, with Medicor Corp. with respect to the Netherlands and with ISC Group with respect to Saudi Arabia and the so-called GCC Nations which expired principally due to the Company's financial inability to sustain sufficient levels of production under prior manufacturing arrangement. Although technically in force, the agreement with Noesis relative to Europe is inactive. The Company believes that it will be able to reactivate these distribution arrangements with the re-designed SutureMate(R) under the manufacturing arrangement with Tuthill or other suitable suppliers under consideration, provided additional funding is available to Company to manufacturer adequate inventory. There can be no assurance that such distribution arrangements can be re-established nor that there will additional funding available to the Company. (See Part I, Item 1. "Description of Business
- (b) Business of Issuer - Distribution of Products.")

                   OASiS has been foundationally designed to accept multi-lingual applications. The Company expects that this will not only facilitate acceptance in the cosmopolitan markets within the United States, but also will enable instant adaptations to international markets which traditionally follow the United States leadership in developments of safety and exposure guidelines.

                   A major portion of the safety products and services currently ready for marketing by the Company are unique and have little or no competition. In most cases, Surgical's state-of- the-art products, techniques and services position the Company as a pioneer in new markets. This is a direct result of the Company election to avoid the typical commodity sales of gloves, gowns, shields, and other products of that type and to focus on innovative, safety related products such as SutureMate(R), which was the first device of its kind to provide for lower risk, one-handed suturing.

                   The market for Surgical's products is divided into three (3) segments: end users, healthcare risk managers and medical-related companies.

                   The primary end user market for the  products and services of
Surgical include 8,000 hospitals, 100,000 surgeons and over 1,000,000 surgical nurses and technologists. Secondary end user markets include out-patient clinics, dental offices, emergency medical services, fire and rescue organizations, medical offices and laboratories. This segment of the Company's market will be the ultimate user of both the medical devices and OASiS and it is particularly defined by the need for protection against bloodborne diseases from body fluids and sharps injuries, such as needlesticks.

                   The healthcare risk manager market is defined by similar statistics as the end user market. The major difference is that this segment is represented at an administrative level. Additionally, it encompasses insurance companies and other parties interested in capturing safety and occupational injury data. This segment of the market focuses on ensuring a safer, more efficient workplace for the healthcare worker and in obtaining previously unavailable information about actual occurrences of bloodborne pathogen exposure and the management thereof.

                   The market segment for medical-related companies consists of approximately 11,600 medical device manufacturers, 360 pharmaceutical companies and 1,260 training and educational organizations. The Company believes that this is a significant segment for them for three reasons. First, these companies will be enlisted as content providers (a content provider supplies OASiS with device information and other educational components)("Content Providers"). Content Providers are potential customers for the Company because they pay a reoccurring fee to broadcast their information on OASiS. Secondly, this market segment is desirous of the data collected by OASiS as it relates to the information surrounding exposure occurrences. The Company already has received requests for access to this (yet-to-be collected) data. The third reason the Company believes this segment to be significant is that these companies are a key component to the Company's sales strategy for its medical devices. The Company anticipates that it may develop a relationship with a strategic partner based on the integration of OASiS and the Company's Compliance Plus(TM) line of products.

                   The Company believes that the criteria for an appropriate strategic partner for an alliance with the Company would have a worldwide presence, maintain a dedicated, highly trained sales force with access to the operating room, be a respected and acknowledged leader in the industry, be among the Fortune 500 companies or equivalent and have an interest in diversification of its existing product lines. In this regard, the Company believes that its proposes long term arrangement with US Surgical establishes a strategic alliance with a company which meets these criteria.

Distribution of Products

                   SutureMate(R), MediSpecs Rx(TM) and OASiS are currently the Company's only products in the marketplace. With reference to such products, the Company has entered into a number of agreements regarding their distribution. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Risk Factors."

                   In December 1994, the Company entered into a distributorship agreement for a period of one (1) year with ISC Group, a corporation organized under the laws of the country of Saudi Arabia, for the exclusive right to purchase, inventory, promote and re-sell SutureMate(R) in Saudi Arabia and the GCC Nations. An initial order was placed and shipped.

                   In March 1995, the Company entered into a distribution agreement with Medicor Corporation for the exclusive right to purchase and sell SutureMate(R) in the Netherlands. An initial order was shipped pursuant to this agreement in April 1995. The agreement had no term and the parties were awaiting evaluation of the product in the marketplace.

                   In April 1995, the Company entered into a distributorship agreement with Johnson & Johnson Medical Pty. Ltd. ("J&J") to exclusively sell SutureMate(R) in Australia, New Zealand, Papua, New Guinea and Fiji. An initial order was placed. Under the terms of the agreement, J&J had no sales quota for the first ninety (90) days and the parties were to agree by July 1995 as to the sales quota for the remaining term. J&J had a right to terminate this agreement on sixty (60) days notice.

                   ISC Group, Medicor Corporation and Johnson & Johnson Medical Pty., Ltd. are not currently distributing Surgical's product. The Company has not actively pursued additional business from these companies since it has placed such business on hold pending further developments in the Company. The Company believes that it can reinstate these agreements at any time. However, since each of these companies distribute many other products, there can be no assurance that they will agree to distribute SutureMate(R) at such time as the Company is ready for such additional distribution. Further, although the Company currently plans to proceed with attempting to re-establish these relationship at such time as the Company has sufficient funding to fully supply the re-engineered SutureMate(R), there can be no assurance that such funding will be available to it.

                   In December 1996, the Company entered into an exclusive distribution agreement with Noesis Capital Corporation ("Noesis"), a Florida corporation, for a term of seven (7) years for the European market under which Noesis was to recruit, hire and train European master distributors and distributor/dealer networks throughout the Continent for sales of SutureMate(R). Under the terms of the agreement, the parties were to set minimum annual quantities which had to be sold. The price per unit to Noesis was set at the greater of $1.50 or, in the event of a cost increased to the Company for manufacturing, 150% of the Company's revised cost. Although still technically in force, this contract is not currently active and has been placed on hold by the Company pending further developments, including the availability of the re-designed SutureMate(R) currently being manufactured by Tuthill.

                   In July 1997, the Company entered into a distribution agreement with Hospital News of Florida, a Florida corporation ("HNF"). Pursuant to this agreement, HNF was granted the exclusive distributorship of the MediSpecs Rx(TM) eyewear in the State of Florida. SMH was specifically excluded from this agreement. The original agreement was to terminate on December 31, 1997, but could be renewed if the parties so agreed for successive one (1) year periods. The price of each pair of eyewear was set at $19.95 plus $4.95 for shipping and handling. The Company agreed to pay HNF $7.00 for each pair sold and no commission was due to HNF for any subsequent re-orders from an existing customer. The agreement required HNF to generate 800 orders by December 1997. HNF was responsible for soliciting, collecting and delivering completed order forms on the form designated by the Company. Although HNF did not achieve its initial quota, the Company has elected to extend this arrangement for an additional period of one (1) year.

                   In February 1998, the Company executed a Letter of Intent with United States Surgical Corporation ("U S Surgical"). Pursuant to such letter, U S Surgical stated that, after investigation of the Company, it intends to pursue a joint venture or equity buy-in relationship, subject to due diligence review. Part of such due diligence review was to be observation of the healthcare workers' reactions to the OASiS presentation at the AORN 1998 meeting. The Company granted U S Surgical status as a Charter Sponsor of OASiS and a 33% discount off the proposed retail value of services provided at the AORN meeting. OASiS accounted for over 21% of all leaded generated by US Surgical at AORN meeting.

                   In July 1998, the parties agreed to the terms of a long term relationship subject to execution of a contract. Under the terms of the agreement, US Surgical will arrange for the installation of ten (10) OASiS systems in hospital facilities which US Surgical defines as "Centers of Excellence." Each system will include thirty (30) inservice training modules. Following an initial nine (9) month trial at each of these facilities and subject to satisfactory performance by the system and the technical support group, US Surgical will have approximately one hundred (100) additional systems installed in other healthcare facilities nationwide. US Surgical will finance the development and installation of the ten (10) systems. The Company will receive a fee in the amount of $36,000 for the initial ten (10) installations during the testing period and a fee in the amount of $108,000 for the balance of a three (3) year term for such initial installations. In addition, the Company will earn profits on the sales of its products through the point-of-sale facility in the OASiS system and from the fees it receives from other device providers and training companies through the use of the inservice modules. A proposed agreement has been sent to US Surgical by the Company for review. The Company believes that a fully executed agreement will be completed by the end of September 1998.

Methods of Distribution

                   Whether or not the Company is successful in raising additional capital (of which there can be no assurance), in the event that Surgical is successful in completing the alliance with US Surgical, the Company intents to provide sales support to such partner. The partner will manage the primary sales functions with the Company acting as an additional resource for sales support. As to the OASiS system, Surgical and its strategic partner will complete a site survey for each customer facility. As currently structured, in the event that a final contract cannot be completed with US Surgical, the Company will seek another strategic partner for these functions. Surgical will coordinate the necessary follow-through with the Integration Specialist.

                   Until such time as the US Surgical contract is executed or the Company establishes such alliance with another strategic partner, Surgical will continue to rely on a significant database and network of consultants, international business contacts, researchers, medical advisors and potential distributors, suppliers and manufacturers for sales of its products. The Company has accumulated over 3,000 sales leads and customer contacts, with a majority being United States based surgeons and operating room technologists. The Company will continue to sell its products direct to hospitals and other medical care providers.

                   In addition to sales by distributors, the Company also solicits orders through direct mail sales, trade publications and advertising by targeting specific market groups. Since joining the Company, Mr. Clark has begun an active campaign to establish repeat markets for Surgical's products. Customer follow-up is currently handled by in-house sales staff of which there are five
(5). Orders obtained can be shipped from in-house inventory or warehousing arrangements. The Company has the original SutureMate(R) and MediSpecs Rx(TM) in stock and is finalizing manufacturing, sterilization and inspection procedures for the re-designed SutureMate(R) so that inventory can be established. Customers may return defective merchandise for a full refund, credit or replacement. In recent years, such returns have been insignificant.

Status of Publicly Announced Products and Services

                   Based upon feedback from surgeons and operating room technologists since the introduction of SutureMate(R) in 1993, this product has been re-engineered and is currently readied for distribution, subject to the availability of additional funding, of which there can be no assurance. The original SutureMate(R) is available and on the market. The Company is seeking additional distribution channels for this product.

                   MediSpecs Rx(TM) currently is available and on the market. The Company is seeking additional distribution channels for this product.

                   Once trials are completed and subject to the availability of additional funding, the Company intends to make final engineering adjustments to Prostasert(TM) and then commence manufacturing for initial market entry in the United States by the end of 1999.

                   The OASiS system is fully operational at its initial sight at SMH in Sarasota, Florida and the Company is ready for additional installations at other locations, including the ten (10) Centers of Excellence which are part of the US Surgical arrangement. Version 2.0 will be installed at the US Surgical sites and is in final stages of test trials.

                   A prototype of IcePak(TM) has been manufactured and the product is expected to enter the market before the end of calendar 1999 if the required agreements with potential manufacturers/suppliers have been completed and additional funding is available.

Competition

                   There is intense competition in the markets in which the Company engages in business. However, the Company believes that there is relatively little competition for its products at this time.

                   Notwithstanding its innovative product line, there are many major companies which could compete with the Company due to their size and market share in the medical products area. These include such companies as U S Surgical, Ethicon, Inc. ("Ethicon"), a Johnson & Johnson subsidiary and Sherwood-Davis & Geck, a division of American Home Products Corporation, all of which have a wider range of other medical products and dominate much of the markets for these other products. These companies focus on sutures and related suturing devices. Traditionally such companies have not focused on safety related products but they are now modifying the design of some sutures to reduce needlesticks. Several medical products firms, including Johnson & Johnson and Graphics Controls, Inc. ("Graphics Control") have operations in the surgical safety product niche. Graphics Control sells approximately 50% of all safety devices to the medical industry. The Company believes that these major companies will continue their efforts to develop and market competitive devices. It is for this reason that the Company has sought to align itself with a strategic partner and has entered into the letter of intent with U S Surgical.

                   A major purveyor of safety devices is Devon Industries ("Devon") which commands about 75% of this market. Devon's product line includes approximately one hundred "me-too" type products. Specialized Health Products International, Inc. ("SHPI") designs and develops products to minimize the risk of accidental needlesticks in order to reduce the spread of bloodborne diseases in heathcare workers. SHPI's strategy to is become a single source provider for needle protection devices. Many other device companies market these same products with only slight variations. However, the Company believes that one of the major pitfalls with these types of companies is that they have no distinctive new product concepts to distinguish themselves from other companies in their industry. The Company believes that its product line does distinguish Surgical from other medical device providers.

                   There is intense competition in sales of products for use in gynocological, spinal, vascular, cardiovascular, interventional cardiology, breast biopsy, urologic, orthopedic and oncological procedures. A broad range of companies presently offer products or are developing products for the use in such procedures. Many of these companies have significantly greater capital than the Company and are expected to devote substantial resources to the development of newer technologies which would be competitive with products which the Company may offer. There are also a number of smaller companies which offer such products which present additional competition.

                   Many of the large chemical companies market solvents that are claimed to be useful as a barrier protection to bloodborne pathogen infection. Some of these companies are being scrutinized by the FDA because of a lack of proper clinical research and statistics to substantiate barrier effectiveness.

                   The market for products for minimally invasive surgery is highly competitive. The Company believes if it enters this market that it could gain a significant share of the market as the result of its innovative efforts and superior products. Ethicon, through a division known as Ethicon Endo-Surgery, markets a line of endoscopic instruments directly competitive with the Company's proposed products and this company would be Surgical's principal competitor in minimally invasive surgery. The Company believes that Ethicon devotes considerable resources to research and development and sales efforts in this field. Numerous other companies manufacture and distribute single use endoscopic instruments. In addition, Richard Wolf Medical Instruments Corp. (a subsidiary of Richard Wolf, GmbH) and Karl Storz Endoscopy-America, Inc. (a subsidiary of Karl Storz, GmbH), would compete directly with the Company in this area.

                   Surgical faces competition in its data service line by a system developed by the University of Virginia and promoted by the International Healthcare Worker Safety Center. Designated EpiNet, this is a single system designed to tract and report bloodborne pathogen exposures in the healthcare setting. It is installed in approximately seventy (70) healthcare facilities; however, Company research indicates that EpiNet is actually used in only a fraction of those facilities. This system has been analyzed by infection and systems control experts and has been found to be "non-user friendly". Although this system has been available for several years, it has not achieved large market acceptance. The Company is encouraged by the fact that EpiNet has been accepted in so many facilities, but believes that the Company's OASiS system could find greater acceptance because of its touch access concept.

                   There are approximately two hundred (200) companies with at least some products designed to facilitate healthcare training. With a technology shift toward computer based training ("CBT"), this market is undergoing some redefinition. Certain companies are shifting from a VCR/booklet format to multimedia applications. Other companies are new and were formed specifically to develop CBT programs for healthcare training. The Company believes that these competitors are relying upon the healthcare facility to provide the delivery system, a personal computer, for such training programs. The Company believes that OASiS offers a complete system, software and hardware, in a touch access format.

                   The Company's principal methods of competing are the development of innovative products, the performance and breadth of its products, its technically trained sales force, and its educational services, including sponsorship of training programs. Most of the Company's potential major competitors have greater financial resources than the Company.

Some of its potential competitors, particularly Ethicon, have engaged in substantial price discounting and other significant efforts to gain market share, including bundled contracts for a wide variety of healthcare products with group purchasing organizations. In the current healthcare environment, cost containment has become a significant factor in purchasing decisions by hospital. Additional cost effectiveness was one of the principle factors in the redesign of SutureMate(R) and a principle consideration in the lease pricing structure for OASiS.

                   Surgical's sales force is distinguished from the competition by their knowledge of healthcare worker safety. More specifically, the Company is developing a clear and concise understanding of the inherent safety risks associated with the healthcare worker's everyday work place. This understanding is accomplished through medical expertise, engineering capabilities, communication skills with customers, as well as an understanding of the medical market place and a variety of manufacturing practices. The Company believes that the end result is that it is able to provide the customer with a unique product or service specifically developed with individualized safety and utility in mind, while providing that product or service to the customer so that its value exceeds its cost.

                   One of the biggest attractions to the Company of a strategic alliance with US Surgical is the fact that U S Surgical collaborates with some of the most prestigious academic medical centers in the world to establish Centers of Excellence for training in many diverse disciplines. These centers are devoted to teaching residents and surgeons in the use of new instrumentation, developing new technologies, conducting preclinical trials and other research projects. Under the terms of the proposed joint venture between the Company and U S Surgical, the OASiS system will be introduced to ten (10) of these Centers of Excellence for an initial six (6) month trial period. At that end of such trials, if the OASiS performs as expected, U S Surgical intends to introduce the system into one hundred (100) of these centers. In today's managed care environment, these multi-center studies are expected to bring into sharper focus the cost benefits of a wide range of the Company's products.

                   The Company believes that the advantages of its various products and its customer assistance programs will continue to provide the best value to its customers. However, there is considerable competition in the industry and no assurance can be given as to the Company's competitive position. The impact of competition will likely have an effect on sales volumes and on prices charged by the Company. In addition, increased cost consciousness has revived competition from reusable instruments to some extent. The Company believes that single use instruments are safer and more cost efficient for hospitals and the healthcare system than reusable instruments, but it cannot predict the extent to which reusable instruments will competitively impact the Company. The Company also offers semi-disposable instruments, components of which may be reused a certain number of times, to respond to the preferences of its customers.

                   Current  and  future  customers  were  interviewed  at  major medical organization exhibits. Overall statistics indicate that 50% of vascular, thoracic and general surgeons found the Compliance Plus(TM) products to be useful, safe and potentially cost effective. OB/GYN's urologists and plastic surgeons gave a 90% favorable evaluations, while over 90% of surgical technologists gave "high" to "very high" ratings to SutureMate(R) and MediSpecs Rx(TM). The Company believes that it has chosen a developing market with no well-established industry leaders at this time. Further it believes that its products are unique and that by maintaining a relatively narrow market focus, combined with technical expertise, that it can achieve rapid growth. (See Part I, Item 1. "Description of Business - (b) Business of the Issuer - Risk Factors.")

Sources and Availability of Raw Materials

                   Raw materials necessary for the hardware requirements of the OASiS system are available from numerous third-party OEM's. The software integrated into the assembled system is proprietary to the Company.

                   Raw materials necessary for the manufacturer of parts, components and packaging supplies for all of the Company's products manufactured by the Medical Products Division are readily available from numerous third-party suppliers.

                   The Company does not rely on any principal suppliers for any of its raw materials. However, with regard to MediSpecs Rx(TM), the Company has entered into a manufacturing agreement with Morrison and, with regard to SutureMate(R), the Company has received a price quotation from Tuthill for the manufacture of the redesigned SutureMate(R). (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Medical Products Division - SutureMate(R) and, MediSpecs Rx(TM)" and Part I, Item 1. "Description of Business - (b) Business of the Issuer Risk Factors.")

Dependence on Major Customers

     At the current time, Surgical is reliant upon a few major customers for several of its products. (See Part I, Item 1. "Description of Business - (b) Business of the Issuer - Risk Factors.")

                   With regard to the OASiS system, the Company is reliant upon its agreement for the installation at SMH, its letter of intent with U S Surgical for sales revenues and further exploitation of the system, its arrangement with Rockford for the financing of the leasing to facilities and its arrangement with Ad-vantagenet for completion of the Version 2.0 software. (See
Part I, Item 1. "Description of Business - (b) Business of Issuer - Data Systems Division.")

                   SutureMate(R) sales are currently principally reliant upon in-house distribution and re-establishment of various distribution arrangements for generating revenues for this product. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Medical Products Division - SutureMate(R).")

                   MediSpecs Rx(TM), in addition to in-house sales efforts, is reliant upon Hospital News of Florida for sales in the State of Florida. (See
Part I, Item 1. "Description of Business - (b) Business of Issuer - Medical Products Division - MediSpecs Rx(TM).")

                   Subject to the availability of additional funding, of which there can be no assurance, the Company believes that it can increase its customer base so that the loss of any one client will not adversely impact upon the financial condition of the Surgical.

Research and Development

                   The Company believes that research and development is an important factor in its future growth. The Company engages in a continuing product research, development and improvement program. The Company's research and development group (currently consisting of three (3) persons) is actively working on in excess of nine (9) additional products for the medical and healthcare community, all of which are in various stages of development, from prototype to patent. The Company is also devoting a substantial amount of time to the research and development of products within distinct product lines. Substantially all of the products in research and development have been designed, drawn, had preliminary market research conducted and have been submitted for review to the Company's patent counsel.

                   As a natural by-product of an active research and development department, some product concepts have been generated which do not fit the Company's chosen focus. Several surgical and obstetrical devices have been designed and either will be licensed or sold outright to appropriate corporate entities.

Patents, Copyrights and Trademarks

     Patents are significant to the conduct of the Company's business. The Company owns four (4) patents on two (2) products. Dr. Swor was the inventor who originally secured the patents which he later assigned to the Company in exchange for stock. (See Part II, Item 7. "Certain Relationships and Related Transactions.")

                   The Company's first medical device patent is United States Patent No. 4,969,893, issued on November 13, 1990 for SutureMate(R), The patent was filed on June 16, 1989 and covers a unique surgical suturing device for its suture cutting and needle rest utility. Additional patents (U. S. Patent No.'s Des. 353,672 and 5,385,569) were issued on December 20, 1994 and January 31, 1995 and both were filed on May 21, 1993. The additional patents are for surgical accessories to SutureMate(R) for both design and utility. Patents number 4969893 and 353,672 are for a term of seventeen (17) years from the issuance date; while patent number 5,385,569 is for a term of fourteen (14) years from the issuance date.

                   Prostasert(TM) is the Company's second medical device on which a patent was issued. This patent, United States Patent No. 5,364,375, was issued on November 15, 1994 and filed on September 24, 1993. The patent covers for a unique device designed to introduce and maintain a precise amount of pharmaceutical material to the uterine cervix and upper vagina. This patent is for a term of seventeen (17) years from the issuance date.

                   The Company filed a Section 501(k) notification of intent to market SutureMate(R) with the FDA. On May 19, 1998, the Company was granted permission by the FDA to market this device. Prostasert(TM) was listed with the FDA under its original name, LaborMate on June 2, 1994. No FDA clearance was required because the components were each FDA approved prior to assembly in the Prostasert(TM) format.

                   On June 1, 1998, the Company filed for two (2) patents on the OASiS system which includes propriety aspects of the software, algorithms and reports, as well as the inservice training modules which are owned by the Company. Neither of these patents have been issued to date.

                   The Company currently has the rights to several new product concepts in various stages of development. These products are surgical and obstetrical devices for which patent protection is in progress or will be initiated in the near future.

                   The patents held by the Company have expiration dates ranging from nine (9) to fourteen (14) years.

                   The Company has an extensive library of copyrighted educational and training material related to occupational safety and surgical techniques. These include the Surgical Safety Manual published in 1994, which was revised in 1996.

                   The Company filed on July 1, 1993 for trademark registration with the United States Patent and Trademark Office for SutureMate(R). This trademark was registered on April 5, 1994.

                   The  Company  applied  for  trademark   registration  on  the
Compliance Plus(TM) on December 6,1996. It was published for opposition on June 23, 1998 and the Company is awaiting notice of allowance.

                   The Company applied for trademark registration for the OASiS Touch Access Information on April 29, 1998 and the examination of this application is pending.

                   The Company is not a party to any actions claiming patent infringement of any of its products.

Governmental Regulation

FDA Approval

                   Regulation by governmental authorities in the United States and foreign countries is a significant factor in the development, manufacture and marketing of the Company's proposed products and services and in its ongoing research and product development activities. It is anticipated that virtually all of the products developed by the Company's Medical Products Division will require regulatory approval by governmental agencies prior to commercialization.

                   It is expected that many of the Company's products, as presently contemplated, will be regulated as medical devices. Prior to entering commercial distribution, all medical devices must undergo FDA review under one or two basic review procedures: a Section 510(K) premarket notification ("510(K)") or a premarket approval application ("PMA").

                   A 510(K) notification is generally a relatively straightforward filing submitted to demonstrate that the device in question is "substantially equivalent" to another legally marketed device. Approval under this procedure is typically granted within ninety (90) days if the product qualifies, however, this procedure may take longer.

                   When the product does not qualify for approval under the 510(K) procedure, the manufacturer must file a PMA which shows that the product is safe and effective based on extensive clinical testing among several diverse testing sites and population groups, and shows acceptable sensitivity and specificity. This requires much more extensive prefiling testing than does the 510(K) procedure and involves a significantly longer FDA review after the date of filing.

                   In the past, the Company's products have been cleared by the FDA under the 501(K) expedited form of pre-market review or have not required FDA approval. While the industry had for several years experienced lengthy delays in the FDA approval process, more recently, the timeliness of the FDA's review has improved. Timely product approval is important to the Company's maintaining and/or obtaining a technological competitive advantage. Other than FDA product approval waiting periods, the Company has not encountered any other unusual regulatory impediments to the introduction of new products.

                    To the extent the Company develops products for use in more advanced surgical procedures, the regulatory process may be more complex and time consuming. Some of the Company's potential future products may require lengthy human clinical trials and the PMA application relating to class III medical devices. The Company knows of no reason to believe that it will not be able to obtain regulatory approval for its products, to the extent efficacy, safety and other standards can be demonstrated, but the lengthy approval process will require additional capital (of which there is no assurance that the Company will be able to secure), risk of entry by competitors and risk of changes in the marketplace prior to market approvals being obtained.

                   Overseas, the degree of government regulation affecting the Company varies considerably among countries, ranging from stringent testing and approval procedures in certain locations to simple registration procedures in others, while in some countries there is virtually no regulation of the sale of the Company's products. In general, the Company has not encountered material delays or unusual regulatory impediments in marketing its products internationally. Establishment of uniform regulations for European Economic Area nations took place on January 1, 1995. The new regulations subject the Company to a single regulatory scheme for all of the participating countries. The Company is taking the necessary steps designed to assure ongoing compliance with these new, more rigorous regulations. The Company expects that it will be able to market its products in Europe with a single registration applicable to all participating countries. The Company also is establishing procedures to respond to various local regulatory requirements existing in all other international markets in which it intends to market its products.

                   By letter dated May 19, 1993, the Company received notifications from the FDA that the 510(K) notification of intent to market device related to SutureMate(R) had been received and reviewed, and the FDA had determined that the device was substantially equivalent to the devices marketed in interstate commerce prior to May 28, 1976. The receipt of this letter allowed the Company to immediately begin marketing and selling SutureMate(R). The Prostasert device was listed with the FDA on June 2, 1994 under its original name, LaborMate.

OSHA Mandatory Reporting of Illness and Injury

                   Federal rules administered by the OSHA require healthcare workers to report if they have been accidentally stuck with a needle previously used by a patient, or splashed by blood or bodily fluids.

                   On February 11, 1997, in the Federal Register, OSHA issued a final rule, effective March 13, 1997, that amended the Occupational Injury and Illness Reporting Regulation (29 CFR Part 1904) established in 1971. Under the 1971 regulation, employers were required to collect and maintain injury and illness data and have it available for OSHA to examine when they came on site for an inspection. It was determined that OSHA needed a separate provision for collection of data by mail.

                   The final rule requires, employers, upon request, to report to OSHA their illness and injury data, in addition to the number of workers and the number of hours worked in a designated period. It establishes a mechanism for OSHA to conduct an annual survey of ten (10) or more employers by mail or other remote transmittal. The specific request may come directly from OSHA or its designee, e.g., the National Institute of Occupational Safety and Health ("NIOSH").

                   The rule was finalized since OSHA believed that this comprehensive data on worker injury and illness would provide more reliable data suited to OSHA's needs than any other available source. The data also is planned to provide information to target OSHA activities, including workplace inspections; to evaluate the effectiveness of educational programs; and to determine the need for additional standards.

                   Employers have thirty (30) days to submit their data after the request is received. Regulations set forth the type of information which needs to be collected. Much of the initial injury and illness information reported was taken from records that employers already were required to create, maintain, and post.

                   The finalized rule provides an additional incentive for healthcare facilities to implement worker safety and health programs and to provide the necessary safety equipment and supplies to reduce the risk of occupational illness and injuries. Those healthcare facilities that have good health and safety programs will likely benefit from this rule.

                   OSHA also initiated a number of partnerships with other federal and national organizations in an effort to reduce the increasing number of occupational illness and injuries among workers. This effort was prompted, in part, by OSHA's inability to inspect and enforce worker safety in the approximately five million (5,000,000) work sites in the United States and to collect accurate worker injury and illness data to assist in targeting the approximately 8,000 annual inspections in the face of continuing shrinking budgets.

                   In August 1996, OSHA and the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO") announced a three-year partnership to reduce the increasing number of healthcare worker-related illnesses and injuries. The announced goal of this partnership is to foster improvement in the management of safety and health issues in healthcare organizations. The result is that healthcare organizations face an additional authority testing OSHA compliance.

                   This partnership does not transfer any authority for enforcement of OSHA standards to JCAHO. Rather, JCAHO continues to survey a healthcare organization's performance against JCAHO's standards. JCAHO surveyors monitor how compliance with JCAHO meshes with OSHA's expectations related to heath and safety of employees. When deficiencies are identified, the JCAHO surveyor provides guidance and educational materials.

                   A specific recommendation based on a JCAHO standard can be made only when an OSHA citation has already been issued and the healthcare organization has failed to take corrective action to clear the citation. If an immediate threat to a worker's safety is found during a survey, the facility is cited by JCAHO under their application standards. A determination is made regarding the organization receiving conditional accreditation status in accordance with JCAHO policies and procedures.

                   Most hazards to workers in healthcare organizations that have been identified by both OSHA and JCAHO resulted from injuries and illness related to patient handling; exposures to bloodborne pathogens, tuberculosis, hazardous drugs and anesthetic gases; workplace violence; and fire and electrical hazards.

                   Example of JCAHO requirements that are linked to OSHA standards for worker safety include many of the components of the Environment of Care Standards (safety, hazardous material and waste, emergency preparedness, life safety, medical equipment, utility systems) and the Infection Control Standards. The 1997 JCAHO Accreditation Manual for hospitals includes a number of OSHA-related examples of implementation of JCAHO standards to assist healthcare organizations with compliance.

                   Healthcare organizations are able to demonstrate compliance with JCAHO standards by advising the surveyors how they meet both OSHA and JCAHO requirements and by showing them OSHA documents and reports such as the OSHA 200 log of occupational illness and injury, lock- out/tag-out procedures, bloodborne pathogen exposure control plans and records of Hepatitis B vaccination among workers exposed to blood and body fluids.

                   In August 1996, OSHA also announced a seven-state initiative to protect workers in nursing homes and personal care facilities, one of the nation's largest growing industries. The seven states include Florida, Illinois, Massachusetts, Missouri, New York, Ohio and Pennsylvania. Nationwide there are
1.6 million nursing home workers in more than 21,000 facilities. It is anticipated that by the year 2005, the nursing home and personal care facilities will be one of the largest industries in the United States. Potential nursing home hazards include back injuries from incorrect and/or strenuous lifting of residents, slips and falls, workplace violence and risks from bloodborne pathogens, tuberculosis and other infectious diseases.

State and Local Licensing Requirements

                   Other than the governmental regulatory schemes listed above, the Company is not subject to any other state or local regulations which apply to the operation and business of the Company.

Effect of Probable Governmental Regulation on the Business

                   The Company is not currently engaged in the development of any product which would be categorized as therapeutic. Under the current regulatory scheme, in the event any product of the Company were defined as therapeutic, then such therapeutic product will be subject to regulation by the FDA and will require FDA approval before it may be commercially marketed for human therapeutic use in the United States. The Company believes that any therapeutic products to be developed by it will be regulated either as biological products or as new drugs. New drugs are subject to regulation under the Federal Food, Drug, and Cosmetic Act (the "FFDC Act"), and biological products, in addition to being subject to certain provisions of the FFDC Act, are regulated under the Public Health Service Act. Both statutes and the regulations promulgated thereunder govern, among other things, the testing, manufacturing, safety, efficacy, labeling, storage, recordkeeping, advertising and other promotional practices involving biologics or new drugs as the case may be. FDA approval or other clearances must be obtained before clinical testing, and before manufacturing and marketing, of biologics or other products. At the FDA, the Center for Biological Evaluation and Research ("CBER") is responsible for the regulation of new biologics and the Center for Drug Evaluation and Research ("CDER") is responsible for the regulation of new drugs.

                   Obtaining FDA approval for therapeutic products has historically been a costly and time consuming process. Generally, in order to gain approval from the FDA, a developer first must conduct preclinical studies in the laboratory and in animal model systems to gain preliminary information on a product's efficacy and to identify any major safety problem. The results of these studies are submitted as part of an Investigational New Drug ("IND") application, which the FDA must review before human clinical trials of an investigational drug can start. The IND application includes a detailed description of the clinical investigations to be undertaken.

                   In order to commercialize any therapeutic products, the Company must first prepare and file an IND application. It must act as the sponsor of product testing and will be responsible for planning, initiating and monitoring human clinical studies which must be adequate to demonstrate safety and efficacy. The Company will be responsible for selecting well-trained physicians as clinical investigators to supervise the administration and evaluation of new products. The Company, however will bear the responsibility for monitoring the studies to ensure that they are conducted in accordance with the general investigational plan and protocols contained in the IND. Human clinical trials are normally done in three phases. Phase I trials, which are concerned primarily with the safety and preliminary effectiveness of the drug, involve fewer than 100 subjects, and may take from six months to over a year. Phase II trials normally involve a few hundred patients and are designed primarily to demonstrate effectiveness in treating or diagnosing the disease or condition for which the drug is intended, although short-term side effects and risks in people whose health is impaired may also be examined. Phase III trials are expanded clinical trials with larger numbers of patients which are intended to gather the additional information on safety and effectiveness needed to clarify the drug's benefit-risk relationship, discover less common side effects and adverse reactions, and generate information for proper dosage and labeling of the drug. Human clinical trials generally take four to six years, but may take longer, to complete.

                   The FDA receives reports on the progress of each phase of human clinical testing, and it may require the modification, suspension, or termination of clinical trials if an unwarranted risk is presented to patients. There can be no assurance as to the length of the clinical trial period or the number of patients the FDA will require to be enrolled in the clinical trials in order to establish the safety, efficacy, and potency of the products. In addition, it is uncertain that the clinical data generated in these studies will be acceptable to the FDA to support marketing approval.

                   After completion of clinical trials of a new therapeutic product, FDA marketing approval must be obtained. If the product is regulated as a new biologic, CBER will require the submission and approval of both a Product License Application ("PLA") and an Establishment License Application ("ELA") before allowing commercial marketing of the biologic. If the product is classified as a new drug, the Company must file a New Drug Application ("NDA") with CDER and receive approval before commercial marketing of the drug. The NDA or PLA must include results of product development, preclinical studies and clinical trials. The testing and approval processes require substantial time and effort and there can be no assurance that any approval will be granted on a timely basis, if at all. NDA's and PLA's submitted to the FDA can take, on average, two years to receive approval. If questions arise during the FDA review process, approval can take longer. Notwithstanding the submission of relevant data, the FDA may ultimately decide that the NDA or PLA does not satisfy its regulatory criteria for approval and require additional clinical studies. Even if FDA regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions.

Cost of Research and Development

                   For fiscal year 1996 and 1997, the Company expended $9,469 and $107,756 of its revenues, respectively, on research and development. These expenditures represented 10.12% and 43.32%, respectively, of the total revenues of the Company for such fiscal years. The principal increase in the cost of research and development for fiscal 1996 and 1997 was the additional cost, time and expenses incurred for the rapid development of the OASiS system.

                   At the current time, none of the costs associates with research and development are bourne directly by the customer; however there is no guarantee that such costs will not be bourne by customers in the future and, at the current time, the Company does not know the extent to which such costs will be bourne by the customer, if at all.

Cost and Effects of Compliance with Environmental Laws

                   The Company's business is also subject to regulation under the state and Federal laws regarding environmental protection and hazardous substances control, including the Occupational Safety and Health Act, the Environmental Protection Act, and Toxic Substance Control Act. In 1992, the United States Congress expressed increasing interest in the issues of sharp injuries. The House Subcommittee on Regulation held hearings regarding needlestick injuries and the implementation of mandated guidelines on safer medical devices. However, the Company is unaware of any bills currently pending in Congress on this issue. The Company believes that it is in material compliance with the current and other applicable laws and that its continual compliance therewith will not have a material adverse effect on its business.

Employees and Consultants

                   At June 30, 1998, the Company employed six (6) persons. None of these employees are represented by a labor union for purposes of collective bargaining. The Company considers its relations with its employees to be excellent.

                   On March 30, 1998, the Company entered into a Consulting Agreement with Stockstowatch whereby Stockstowatch agreed to provide investor relations services as a media consultant to the Company in exchange for issuance of 300,000 share of the Company's Common Stock. The agreement was for a term of six (6) months which is renewable at the option of the Company for an additional six (6) months. The services are provided on a non-exclusive basis since Stockstowatch is in the business of providing such services to companies. After an initial due diligence period, Stockstowatch is responsible for all costs associated with providing the services required under the agreement. (See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities.")

                   On June 30, 1998, the Company executed a letter of intent with Ad-vantagenet. Under the terms of the letter of intent, Ad-vantagenet will assist in the creation of version 2.0 OASiS software, including creating the art and graphics. Version 2.0 is designed to allow for more dynamic features on the system including instant updates, information-gathering and editing features. The Company chose Ad-vantagenet to complete Version 2.0 after unsatisfactory results were achieved by Gambit, Inc., d/b/a MediaWorks. The functions Ad-vantagenet is currently incorporating into Version 2.0 include features which had been requested of MediaWorks but were not provided. The total projected cost of the Ad-vantagenet project is one-fourth of the cost which MediaWorks projected. The Company is in litigation with MediaWorks over the termination of their agreement. (See Part II, Item 2. "Legal Proceedings.") Subject to the successful completion of the letter of intent project with Ad-vantagenet, the Company intends to enter into a more structured, long-term agreement for further OASiS development.

Facilities

                   The Company maintains its executive offices at 2018 Oak Terrace, Sarasota, Florida 34231. Its telephone number is (941) 927-7874 and its facsimile number is (941) 925- 0515.

                   The Company leases 3500 square feet for its executive offices from Savannah Leasing, a company owned by Dr. Swor and his wife. The lease is for a term of two (2) years and is automatically renewable for an additional one
(1) year period. The Company pays monthly rent in the amount of $3,500 and the Landlord and the Company share the costs of insurance. The Company is responsible for maintenance of the parking area, while the Landlord otherwise maintains the property. The Company is responsible for personal taxes only as the Landlord pays real estate taxes. Savannah Leasing own several adjacent properties and the Company has the first right of refusal in the event additional space is required for the operation of the Company's business. The Company believes that the rental payment and terms under the lease are comparable to other properties in the area owned by property owners other than Dr. Swor. In addition, the Company believes that the leased property is sufficient for its requirements for the next ten (10) years and that if it requires additional space, it may due so under the first right of refusal. (See
Part I, Item 3. "Description of Property.")

Risk Factors

                   Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

                   1. History of Losses. Although Surgical has been in business since May 15, 1992 it was in the development stage until July 7, 1993 when it began commercial shipments of its first product. As of December 31, 1997, the Company had total assets of $445,235, a net loss of $148,422 on revenues of $248,760 and stockholders deficit of $59,043. As of June 30, 1998, the Company had total assets of $856,191, a net loss of $346,681 on revenues of $15,788 and stockholders equity of $697,650. Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenue will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least the third quarter 1999, and there can be no assurance that losses will not continue thereafter. The Company is subject to all of the risks inherent in the operation of a development stage business and there can be no assurance that the Company will be able to successfully address these risks. (See Part I, Item 1. "Description of Business.")

                   2. Minimal Assets, Working Capital and Net Worth. As of June 30, 1998, the Company's total assets in the amount of $856,191, consisted , principally, of the sum of $589,522 in cash. As a result of its minimal assets and a net loss from operations, in the amount of $346,681, as of June 30, 1998, the Company had a net worth of $697,650. Further, there can be no assurance that the Company's financial condition will improve. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its expansion plan, the Company is not expected to proceed with its expansion without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any. (See Part I, Item 1. "Description of Business")

                   3. Need for Additional Capital. Without an infusion of capital or profits from operations, the Company is not expected to proceed with its expansion as planned. Accordingly, the Company is not expected to overcome its history of losses unless additional equity and/or debt financing is obtained. The Company does not anticipate the receipt of increased operating revenues until management successfully implements its expansion plan, which is not assured. Further, Surgical may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the stage of its business, its limited personnel and other resources and its lack of a widespread client base and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated to obtain additional financing and achieve market penetration on a commercial scale in its expanded line of business, i.e. medical device supplier and risk exposure systems developer. Surgical has no identified sources of funds, and there can be no assurance that resources will be available to the Company when needed. (See
Part I, Item 1. "Description of Business - (b) Business of Issuer."

     4. Dependence on Management. The possible success of the Company is expected to be largely dependent on the continued services of its Founder, Chairman and Treasurer, Dr. G. Michael Swor, its President, Frank M. Clark and its Vice President of Sales & Marketing, Donald K. Lawrence. Virtually all decisions concerning the marketing, distribution and sales of the Company's products and services will be made or significantly influenced by the Company's officers. These officers are expected to devote only such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and directors of Surgical. The loss of the services of any of these officers, but particularly Dr. Swor, would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently has employment agreements with Dr. Swor, Mr. Clark and Mr. Lawrence and holds no key-man life insurance on the lives of, and has no other agreement with any of these officers, except that the Company is the named beneficiary of a key- man life insurance policy currently owned by Dr. Swor. (See Part I, Item 1. "Description of Business - (b) Business of Issuer and Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons."

                   5. Limited Distribution Capability. The Company's success depends in large part upon its ability to distribute its products and services. As compared to Surgical, which lacks the financial, personnel and other resources required to compete with its larger, better-financed competitors, virtually all of the Company's competitors have much larger budgets for securing customers. Although the Company has entered into several distribution agreements, none are producing significant revenues at this time. Further, the OASiS system currently is only installed at one (1) location. Depending upon the level of funding obtained by the Company, management believes, without assurance, that it will be possible for Surgical to attract additional customers for its products and services. However, in the event that only limited funds are obtained, the

Company anticipates that its limited finances and other resources may be a determinative factor in the decision to go forward with planned expansion. Until such time, if ever, as the Company is successful in securing additional capital, of which there is no assurance, it intends to continue marketing its products through its current distribution arrangements. However, the fact that these arrangement have not thus far produced significant revenue may adversely impact the Company's chances for success. (See Part I, Item 1. "Description of
Business," (b) "Business of Issuer Sales and Marketing- Distribution of Products.")

                   6. High Risks and Unforeseen Costs Associated with Surgical's Expanded Entry into the Medical Device and Exposure Reporting Information Industries. There can be no assurance that the costs for the establishment of a client base for its products and services will not be significantly greater than those estimated by Company management. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by Surgical without development of a commercially viable medical device or exposure reporting information business. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. Further, unfavorable general economic conditions and/or a downturn in customer confidence could have an adverse affect on the Company's business. Additionally, competitive pressures and changes in customer mix, among other things, which management expects the Company to experience in the uncertain event that it achieves commercial viability, could reduce the Company's gross profit margin from time to time. Accordingly, there can be no assurance that Surgical will be capable of establishing itself in a commercially viable position in local, state, nationwide and international medical device and exposure reporting information markets. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer.")

                   7. Dependency on Securing a Suitable Strategic Partner. The Company's ability to establish a sufficient customer base at a level sufficient to meet the larger competition depends in part upon the ability of the Company to finalize a joint venture with US Surgical or comparable company. Although the parties have reached a tentative agreement, until such time as such agreement is executed, it is possible that it will not come to fruition. In such an event, the Company then will be required to seek another strategic partner. There can be no assurance that another qualified strategic arrangement will not be found at the levels which management believes are possible. Further, even if the Company receives sufficient proceeds from equity and/or debt financing or otherwise, thus enabling it to go forward with its planned expansion, it will nevertheless be dependent upon the availability of a qualified strategic partner to progress at the levels which the Company believes are necessary. Although management believes that the acceptance of its products and services will continue to find the market acceptance which has occurred in the past, there can be no assurance that this will be so. (See Part I, Item 1. "Description of Business," (b) Business of Issuer - Sales and Marketing.")

                   8. Significant Customer and Product Concentration. To date, a limited number of customers and distributors have accounted for substantially all of the Company's revenues with respect to product sales. The Company anticipates that the main focus of its selling efforts will be to continue to sell its products to a relatively small group of medical products distributors with the objective of having its products distributed on a large national and international scale. Although the company entered into a letter of intent with US Surgical, an exclusive distributorship agreement with Hospital News and believes it can reactivate its distributorship agreements with Johnson & Johnson Medical Pty Ltd. to sell its SutureMate(R) product (in the territories of Australia, New Zealand, Papua, New Guinea and Fiji), with the two other distributors to sell such product in Saudi Arabia and the Netherlands and that Noesis will generate sales, there is no assurance that the Company will be able to obtain adequate distribution of its products to the intended end user. Most medical product distributors carry an extensive line of products (some of which they manufacture themselves) which they make available to end users (hospitals, surgeons, healthcare workers) and various of these products may compete with each other as to function, price or other factors. In addition, numerous medical product distributors are not themselves well capitalized and their financial condition may impact their ability to properly distribute the Company's products. The Company's ability to achieve revenues in the future will depend in significant part upon its ability to obtain orders from, maintain relationships with and provide support to, existing and new distributors, as well as the condition of its distributors. As a result, any cancellation, reduction or delay in orders by or shipments to any customer or the inability of any customer to finance its purchases of the Company's products may materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's revenues will increase in the future or that the Company will be able to support or attract customers. See "Part I, Item. 1. "Description of Business - (b) Business of Issuer - Sales and Marketing - Distribution of Products; and - Dependence on Major Customers" and Part I, Item 2. Management's Discussion and Analysis of Financial Condition or Plan of Operation - Revenues."

                   9.  Fluctuations  in Results of  Operations.  The Company has
experienced and may in the future experience significant fluctuations in revenues, gross margins and operating results. On the medical products development side of its business, the introduction of new products and the manufacture and marketing of most of the Company's products is a lengthy (ranging from a minimum of six weeks to an estimated maximum of eighteen (18) months from order to delivery) process and the timing and amount of product sales is difficult to predict reliably. In addition, a single customer's order scheduled for shipment in a fiscal quarter can represent a significant portion of the Company's potential sales for such quarter. As with many developing businesses, the Company expects to fail to receive expected orders, and delivery schedules may have to be deferred as a result of changes in customer requirements, among other factors. As a result, the Company's operating results for a particular period have, to date, been and may in the future be materially adversely affected by a delay, rescheduling or cancellation of even one purchase order. Moreover, purchase orders are often received and accepted substantially in advance of shipment, and the failure to reduce actual costs to the extent anticipated or an increase in anticipated costs before shipment could materially, adversely affect the gross margins for such order, and as a result, the Company's results of operations. Moreover, a majority of the Company's anticipated orders could be canceled since orders are expected to be made substantially in advance of shipment, and even though the Company's contracts do not typically provide that orders may be canceled, if an important distributor wishes to cancel an order, the Company may be compelled, due to competitive conditions, to accede to such request. As a result, backlog, if any, will not necessarily be indicative of future sales for any particular period. Furthermore, a substantial portion of net sales may be realized near the end of each quarter. A delay in a shipment near the end of a particular quarter, due, for example, to an unanticipated shipment rescheduling, to cancellations or deferrals by customers or to unexpected manufacturing difficulties experienced by the Company, may cause net revenues in a particular quarter to fall significantly below the company's expectations and may materially adversely affect the Company's operating results for such quarter.

                   A large portion of the Company's expenses are fixed and difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. Furthermore, announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's products or a reevaluation of products under development, which would materially adversely affect the Company's business, financial condition and results of operations. Additional factors that may cause the Company's revenues, gross margins and results of operations to vary significantly from period to period include: product development, patent processing, FDA processing, clinical trials, mix of products sold; manufacturing efficiencies, costs and capacity; price discounts; market acceptance and the timing of availability of new products by the Company or its customers, usage of different distribution and sales channels; warranty and customer support expenses; customization of systems; and general economic and political conditions. In addition, the

Company's results of operations are influenced by competitive factors, including the pricing and availability of and demand for, competitive products. All of the above factors are difficult for the company to forecast, and these or other factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. See Part I, Item. 2.
"Management's Discussion and Analysis of Financial Condition or Plan of Operation."

                   10. Potential for Unfavorable Interpretation of Government Regulation. As a medical device specifier, the Company is subject to all federal, state and local statutes and regulations governing its products, to the extent applicable. The Company will not be subject to additional regulation unless it elects to produce therapeutic drugs, in which case Surgical will be required to conduct extensive clinical trials for FDA clearance which are not required for the Company's products at this time. In such event the Company shall have all of the uncertainties such clinical trials present including the risk of loss of substantial capital in the event a product never receives the required approvals.

                   Medical products are subject to extensive regulation by the United States (U.S. Food and Drug Administration ("FDA") and U.S. Patent Office), state, local and foreign laws and international treaties. The Company's products must conform to a variety of domestic and international requirements. In order for the Company to sell its products in a jurisdiction, it must obtain regulatory approval and comply with different regulations in each jurisdiction. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the purchase by the Company's customers, which in turn may have a material adverse effect on the sale of such products by the Company to such customers. The failure to comply with current or future regulations or changes in the interpretation of existing regulations could result in the suspension or cessation of product sales. Such regulations or such changes in interpretation could require the Company to modify its products and incur substantial costs to comply with such time-consuming regulations and changes.

                   The regulatory environment in which the Company operates is subject to change. Regulatory changes, which are affected by political, economic and technical factors, could significantly impact the Company's operations by restricting development efforts by the Company and its customers, making current products obsolete or increasing the opportunity for additional competition. Any such regulatory changes could have a material adverse effect on the Company's business, financial condition and results of operations. The Company might deem it necessary or advisable to alter or modify its products to operate in compliance with such regulations. Such modifications could be extremely expensive and, especially if subject to regulatory review and approval, time-consuming. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Governmental Regulation.")

                   11. No Assurance of Product Quality. Performance and Reliability. The Company expects that its distributors and their customers will continue to establish demanding specifications for quality, performance and reliability. Although the Company attempts to only deal with manufacturers who adhere to good manufacturing practice standards, there can be no assurance that problems will not occur in the future with respect to quality, performance, reliability and price. If such problems occur, the Company could experience increased costs, delays in or cancellations or rescheduling of orders or shipments and product returns and discounts, any of which would have a material adverse effect on the Company's business, financial condition or results of operations.

     12. Future Capital Requirements. The Company's future capital requirements will depend upon many factors, including the development of new medical products, requirements to maintain adequate manufacturing facilities, the progress of the Company's research and development efforts, expansion of the Company's marketing and sales efforts and the status of competitive products and services. The Company believes that it will require additional funding in order to fully exploit its plan for operations. There can be no assurance, however, that the Company will secure such additional financing. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its research and development or manufacturing programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its existing or potential products or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations. See Part I,
Item 2. "Management's Discussion and Analysis of Financial Condition or Plan of Operation."

                   13. Uncertainty Regarding Protection of Proprietary Rights. The Company attempts to protect its intellectual property rights through patents, trademarks, secrecy agreements, trade secrets and a variety of other measures. However, there can be no assurance that such measures will provide adequate protection for the Company's trade secrets or other proprietary information, that disputes with respect to the ownership of its intellectual property rights will not arise, that the Company's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any patent owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products, duplicate the Company's products or design around the patents owned by the Company or that third parties will not assert intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

                   Litigation may be necessary to protect the Company's intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation. See Part I, Item 1. Description of Business - (b) Business of Issuer - Patents, Copyrights and Trademarks."

                   14. Ability to Grow. The Company expects to grow through one or more strategic alliances, acquisitions, internal growth and by granting licenses for products which are not within the focuses defined by management. There can be no assurance that the Company will be able to create a greater market presence, or if such market is created, to expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition, one or more qualified strategic alliances and the Company's ability to maintain sufficient profit margins in the face of pricing pressures. The Company must also manage costs in a changing regulatory environment, adapt its infrastructure and systems to accommodate growth within the niche market which it has created.

                   The Company also plans to expand its business, in part, through acquisitions. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any additional acquisitions at this time. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse effect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as at then existing Company-owned locations or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed. The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some of all of which could have a material adverse effect on the Company's results of operations and financial condition. (See Part I, Item 1. "Description of Business (b) "Business Issuer.")

     15. Potential Legal Liability. Providers of medical devices may be subject to claims relating to their product. In addition, under the terms of the agreement with SMH, the Company is required to indemnify and hold harmless SMH and the Lessee against any and all claims regarding the use of the OASiS system. Management has adopted and implemented policies and guidelines to reduce its exposure to these risks; principally in the area of its initial product research and development. However, the failure of any product to meet such policies and guidelines may result in governmental intervention, negative publicity, injunctive relief and the payment by the Company of money damages or fines. There can be no assurance that the Company will not experience such problems. (See - 8. "Potential for Unfavorable Interpretation of Government Regulations" and Part I, Item 1. "Description of Business" (b) "Business of Issuer-Government Regulation.")

                   At such time as the Company enters into licensing agreements for certain products which it feels are not a proper mix but deserve exploitation, the Company may be subject to claims asserting that it is vicariously liable for the damages allegedly caused by the products produced by the licensees. Generally, liability for the acts or inactions of its licensees are based on agency and products liability concepts. The Company intends for its license agreements to state that the parties are not agents and that the licensees control the manufacturer and production of the product. And that any modifications are the sole responsibility of the licensee. Despite these efforts to minimize the risk of liability, there can be no assurance that a claim will not be made against the Company.

                   16. Competition. The medical products and devices industry is highly competitive, with several major companies involved. The exposure reporting information industry has only one (1) known competitor at this time. The Company will be competing with larger competitors in international, national, regional and local markets. In addition, the Company may encounter substantial competition from new market entrants. Many of the Company's competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. There can be no assurance that the Company will be able to complete effectively against such competitors in the future. (See Part I. Item
1. "Description of Business," (b) "Business of Issuer-Competition.")

                   17. Requirement for Response to Rapid Technological Change and Requirement for Frequent New Product Introductions. The market for surgical safety products and services is subject to rapid technological change, frequent new product introductions and enhancements, product obsolescence and changes in end-user requirements. The Company's ability to be competitive in this market will depend in significant part upon its ability to successfully develop, introduce and sell new innovative proprietary products, services and enhancements thereof on a timely and cost-effective basis that respond to changing customer requirements. Any success of the Company in developing new and enhanced products and services will depend upon a variety of factors, including new product selection, timely and efficient compliance with and completion of the regulatory process (FDA and the U.S. Patent and Trademark Office), timely and efficient completion of design, timely and efficient implementation of manufacturing and assembly process, its cost reduction program and the development, completion, performance, quality and reliability and development of competitive products and services by competitors. The Company may experience delays from time to time in completing development and introduction of new products and services. Moreover, there can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products and services. There can be no assurance that defects will not be found in the Company's products and services after commencement of commercial shipments, which could result in the loss of or delay in market acceptance. The inability of the Company to introduce in a timely manner new products and services that contribute to revenues could have a material adverse effect on the Company's business, financial condition and results of operations. See "Part I, Item. 1. "Description of Business (b) Business of Issuer - Competition."

                   18. Possible Adverse Affect of Fluctuations in the General Economy and Business of Customers. Historically, the general level of economic activity has significantly affected the demand for new, disposable products. As demands for economy have increased, reusable products have seen a resurgence of demand. There can be no assurance that an economic downturn would not adversely affect the demand for the Company's products and services. Further, hospitals and other healthcare facilities have been required to adopt cost effective policies which may cause them to reject any new information gathering system, notwithstanding the need to collect accurate data. There can be no assurance that such cost cutting factors will not adversely affect the development and market penetration of the OASiS system.

                   19. Lack of Working Capital Funding Source. Other than revenues from the sale of its products, which revenues have yet to produce a net profit, the Company has no current source of working capital funds, and should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

                   20. Dependence on Contract Manufacturers; Reliance on Sole or Limited Sources of Supply. As of the date hereof, the Company has no internal manufacturing capacity. The Company has been utilizing contract manufacturers to produce its products. In the case of SutureMate(TM), Tuthill and in the case of MediSpecs Rx(TM), the Company has an agreement with Morrison. The Company may also rely on outside vendors to manufacture certain components. Certain necessary components and services anticipated to be necessary for the manufacture of the Company's products could be required to be obtained from a sole supplier or a limited group of suppliers. There can be no assurance that the Company's contract manufacturers, will be sufficient to fulfill the Company's orders.

                   Should the Company be required to rely solely on contract manufacturers and a limited group of suppliers, such increasing reliance involves several risks, including a potential inability to obtain an adequate supply of finished products and required components, and reduced control over the price, timely delivery, reliability and quality of finished products and components. The Company does not believe that it is currently necessary to have any long-term supply agreements with its manufacturers or suppliers but this may change in the future. The Company has from time to time experienced and may in the future experience delays in the delivery of and quality problems with its products and certain components from vendors. Certain of the Company's suppliers have relatively limited financial and other resources. Any inability to obtain timely deliveries of acceptable quality or any other circumstances that would require the Company to seek alternative sources of supply, or to manufacture its finished products internally, could delay the Company's ability to ship its products which could damage relationships with current or prospective customers and have a material adverse effect on the Company's business, financial condition and operating results. See "Part I, Item 1. "Description of Business - (b) Business of Issuer."

                   21. Declining Average Selling Prices. The Company believes that average selling prices and gross margins for its products may decline in the long term as such products are in use in the market, as volume price discounts in existing and future contracts take effect and as competition intensifies, among other factors. To offset declining average selling prices, the Company believes that it must successfully introduce and sell new products and services or adaptations of products and services on a timely basis, develop new products and services with features that can be sold at higher average selling prices and reduce the costs thereof through design improvements, component cost reduction and in-house manufacturing, among other actions. To the extent that new products and services are not developed in a timely manner, do not achieve customer acceptance or do not generate higher average selling prices, and the Company is unable to offset declining average selling prices, the Company's gross margins will decline, and such decline will have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that the re-design of SutureMate(R) will result in a reduction in costs. See "Pat I, Item. 1. "Description of Business - (b) Business of Issuer - Medical Products Division - Research and Development" and
Part I, item. 2. "Management's Discussion and Analysis of Financial Condition or Plan of Operations - Research and Development."

                   22. Uncertainty of Market Acceptance. The future operating results of the Company depend to a significant extent upon the continued development of products and services deemed necessary, useful, convenient, affordable and competitive by medical professionals and their patients. There can be no assurance that the Company has the ability to continuously introduce propriety products and services into the marketplace which will achieve the market penetration and acceptance necessary for the Company to grow and become profitable on a sustained basis, especially given the fierce competition that exists from companies more established and well financed than the Company. See "Part I, Item 1. "Description of Business - (b) Business of Issuer - Competition."

                   To date, substantially all of the Company's product sales have been to customers within the United States with a small portion of such sales generated internationally. The Company's future results of operations will be dependent in significant part on its ability to penetrate markets in the United States and foreign countries in which the Company has not yet established a meaningful presence. There can be no assurance that the Company will be successful in penetration these additional markets.

                   23. International Operations; Risks of Doing Business in Developing Countries. Substantially all of the Company's revenues from product sales to date have been made to customers located inside of the United States. The Company anticipates that international sales will, as a result of various distribution agreements entered into, account for more of its revenues from product sales for the foreseeable future. The Company's international sales may be denominated in foreign or United States currencies. The Company does not currently engage in foreign currency hedging transactions. As a result, a decrease in the value of foreign currencies relative to the United States dollar could result in losses from transactions denominated in foreign currencies. With respect to the Company's international sales that are United States dollar-denominated, such a decrease could make the Company's products less price-competitive. Additional risks inherent in the Company's international business activities include changes in regulatory requirements, costs and risks of local customers in foreign countries, availability of suitable export financing, timing and availability of export licenses, tariffs and other trade barriers, political and economic instability, difficulties in staffing and managing foreign operations, difficulties in managing distributors, potentially adverse tax consequences, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties and the possibility of difficulty in accounts receivable collections. Some of the Company's customer purchase agreements may be governed by foreign laws, which may differ significantly from U.S. laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

                   Some of the Company's potential markets consist of countries that have not yet developed the technological and medical know-how to properly utilize the Company's products, in which event the development of demand for the Company's products in those countries will be limited or delayed. In doing business in some of these markets, the Company may also face economic, political and foreign currency fluctuations that are more volatile than those commonly experienced in the United States and other areas. See "Part I, Item 1. "Description of Business - (b) Business of Issuer - Sales and Marketing - Distribution of Products."

     24. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future. (See Part I, Item 8. "Description of Securities - Description of Common Stock - Dividend Policy.")

     25. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and one-third of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company. (See Part I, Item
8. "Description of Securities - Description of Common Stock.")

     26. Control by Present Shareholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management.")

     27. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue shares of preferred stock. ("Preferred Stock"); none of which has been issued to date. The issuance of Preferred Stock does not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, has the power to issue shares of

Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company. (See Part I, Item 1. "Description of Securities - Description of Preferred Stock.")

                   28. No Secondary Trading Exemption. Secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value. The Company was listed in Moody's OTC Industrial on April 28, 1998.

                   29. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. Although trading volume indicates that a secondary trading market has developed to a certain extent for the shares of Common Stock of the Company, the Common Stock is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51- 1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

Item 2. Management's Discussion and Analysis or Results of Operations.

Discussion and Analysis

                   The Company was founded in 1992 to combat the potential spread of bloodborne pathogenic infections such as HIV and hepatitis. It has broadened its mission to research, develop, manufacture, market and sell medical products and services to the healthcare community.

                   The Company was in the development stage until 1993 when it began commercial shipments of SutureMate(R), its first product. From inception in June, 1992 through June 30, 1998, the Company generated revenues of approximately $1,100,000 from a limited number of customers. Since inception through June 30, 1998, the Company has generated cumulative losses of approximately $1,239,865. Although the Company has experienced a significant percentage growth in revenues and gross profit from fiscal 1992 to fiscal 1997, the Company does not believe prior growth rates are indicative of future operating results, especially in light of the anticipated growth of the Data System Division because of the introduction of OASiS. Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenues on a quarterly or annual basis will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least the third quarter 1998, and there can be no assurance that losses will not continue after such date.

                   The Company is currently marketing two (2) products and the OASiS System, expects to introduce other products by the end of 1999, and expects to continue to invest significant resources in at least nine (9) new products and enhancements prior to 1999.

                   Upon implementation of its agreement with U.S. Surgical and reactivation of its various distribution agreements, the Company expects to experience a period of growth, which requires it to significantly increase the scale of its operations. This increase will include the hiring of additional personnel in all functional areas and will result in significantly higher operating expenses. The increase in operating expenses is expected to be matched by a concurrent increase in revenues. However, the Company's net loss may continue to increase even if revenues increase and that operating expenses will continue to increase. Expansion of the Company's operations may cause a significant strain on the Company's management, financial and other resources. The Company's ability to manage recent and any possible future growth, should it occur, will depend upon a significant expansion of its accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations. As a result of such expected expansion and the anticipated increase in its operating expenses, as well as the difficulty in forecasting revenue levels, the Company expects to continue to experience significant fluctuations in its revenues, costs and gross margins, and therefore its results of operations. (See Part I, Item 1. "Description of the Business -
(b) Business of the Issuers - Risk Factors Fluctuations in Results of Operations".)

Results of Operations - Full Fiscal Years

Revenues

                   To date, a limited number of customers and distributors have accounted for substantially all of the Company's revenues with respect to product sales. The Company anticipates that the main focus of its selling efforts will be to focus on the U.S. Surgical arrangement and to continue to sell its products to a relatively small group of medical products distributors with the objective of having its products distributed on a large national and international scale. Although the Company had entered into an exclusive distributorship agreement with Johnson & Johnson Medical Pty Ltd. to sell its SutureMate(R) product (in the territories of Australia, New Zealand, Papua, New Guinea and Fiji), Noesis for sales in Europe, and with two other distributors to sell such product in Saudi Arabia and the Netherlands, none of these arrangements are currently active. And, although the Company is currently engaged in a marketing test agreement with U.S. Surgical, there is no assurance that the Company will be able to obtain adequate distribution of its products to the intended end user. Most medical product distributors carry an extensive line of products (some of which they manufacture themselves) which they make available to end users (hospitals, surgeons, healthcare workers) and various of these products may compete with each other as to function, price or other factors. In addition, numerous medical product distributors are not themselves well capitalized and their financial condition may impact their ability to properly distribute the Company's products.

                   The Company's ability to achieve revenues in the future will depend in significant part upon its ability to obtain orders from, maintain relationships with and provide support to, existing and new customers, as well as the condition of its customers. As a result, any cancellation, reduction or delay in orders by or shipments to any customer or the inability of any customer to finance its purchases of the Company's products may materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's revenues will increase in the future or that the Company will continue to provide significant volume price discounts to its major foreign distributor which are expenses to lower the average selling price of a particular product line as more units are sold. In addition, the Company expects that the average selling price of a particular product line will also decline as such products mature, and as competition increases in the future. Accordingly, the Company's ability to maintain or increase revenues will depend in part upon its ability to increase unit sales volumes of its products and to introduce and sell products at prices sufficient to compensate for reduced revenues resulting from declines in the average selling price of the Company's more mature products. ( See Part I, Item 1. "Description of the Business - (b), Business of the Issuers - Risk Factors - Significant Customer and Product Concentration, Fluctuations in Results of Operations, Declining Average Selling Prices and International Operations; Risks of Doing business in Developing Countries.")

Gross Profit

                   On the product side of its business, the Company's cost of revenues consists primarily of costs related to contracted manufacturing. For the year ended December 31, 1997, gross profit was $226,758 or approximately 91.2% of product sales. For the year ended December 31, 1996, gross profit was $89,313 or approximately 95.5% of product sales. Such improvement is associated with the introduction of OASiS, product design improvements and economies of scale, but there can be no assurance that such improvements will continue.

                   The Company has an ongoing program to reduce the costs of manufacturing its products. As part of this program, the Company has been attempting to achieve cost reductions principally through engineering and manufacturing improvements, product economies and utilization of third party subcontractors for the manufacture of the Company's products. The Company also intends to implement other costs reduction programs in order to favorably affect gross profit in the future, including the possible acquisition of manufacturing facilities. There can be no assurance that the Company's ongoing or future programs can be accomplished or that they will increase gross profits.

                   To the extent the Company is unable to reduce its production costs or introduce new products with higher margins, the Company's gross margins and results of operations could be materially adversely affected. The Company's gross profit may also be affected by a variety of other factors, including mix of products and services sold; production, reliability or quality problems; price competition; and warranty expenses and discounts.

Operating Expenses

     Sales and Marketing: These expenses consist of advertising, meetings and conventions and entertainment related to product exhibitions and the related travel expenses. Since inception, the Company has spent approximately $256,000 on sales and marketing expenses. For the years ended December 31, 1996 and December 31, 1997, sales and marketing expenses were $21,709 and $30,682, respectively. In 1997, the Company increased its advertising particularly with reference to OASiS. The Company intends to invest significant resources to expand its sales and marketing effort, including the hiring of additional personnel and to establish the infrastructure necessary to support future operations. The Company expects that such expenses in 1998 will increase in absolute dollars as compared to 1997.

                   General and Administrative. These expenses consist primarily of the general and administrative expenses for salaries, contract labor and other expenses for management and finance and accounting, legal and other professional services including ongoing expenses as a publicly owned Company related to legal, accounting and other administrative services and expenses. Since inception, the Company has spent approximately $1,480,000 on general and administrative expenses. For the years ended December 31, 1996 and December 31, 1997, general and administrative expenses were $189,846 and $218,510, respectively. The Company expects general and administrative expenses to increase in absolute dollars in 1998 as compared to 1997, as the Company continues to expand its operations.

Research and Development

                   These expenses consist primarily of costs associated with personnel and equipment costs and field/clinical trials. The Company's research and development activities include the development of the OASiS system and more than nine (9) operating room, OB/GYN, advanced surgical and protective related products.

                   Since inception, the Company has spent approximately $150,000 on research and development. For the years ended December 31, 1996 and December 31, 1997, research and development expenses were approximately $9,468 and $107,756, respectively. During 1997, research and development expenses increased as the Company concentrated on the OASiS System. The Company intends to continue to invest significant resources to continue the development of new products and expects that research and development expenses in 1998 will increase in absolute dollars as compared to 1997.

Interest and Other Income (Expense), Net

                   Interest and other income (expense), net consists primarily of interest expenses accrued on the direct loan to the Company under a line of credit agreement for $100,000, miscellaneous income, underwriting costs and a private placement cost write-off relative to the return of the investment made by one of the investors in the 1995 private placement. Effective May 1997, the Company has a line of credit in the amount of $100,000 with a financial institution at 1.5% above the prime rate, interest only payments are due monthly with an expiration date of May 2, 2017. The line is due on demand and is secured by inventory, accounts receivable and equipment. The outstanding balance as of December 31, 1997 was $100,000. As of June 30, 1998, the outstanding balance on this line of credit was zero since part of the proceeds from the sale of the Company's Common Stock during March through June 1998 was used to pay the amount drawn down to date under a revolving credit arrangement. The interest rate at December 31, 1997 was 10.0%. The line of credit is personally guaranteed by Dr. Swor. (See Part I, Item 2. "Management's Discussion and Analysis or Results of Operations - Financial Condition, Liquidity and Capital Resources.")

                   The Company did not report any foreign currency gains or losses for the year ended December 31, 1997 since the contracts negotiated in foreign currencies were insignificant for that period. In the event its contract with Johnson & Johnson Medical Pty. Ltd., Noesis and the Company's distribution arrangements in the Netherlands and in Saudi Arabia are reactivated, the Company may in the future be exposed to the risk of foreign currency gains or losses depending upon the magnitude of a change in the value of a local currency in an international market. The Company does not currently engage in foreign currency hedging transactions, although it may implement such transactions in the future.

Financial Condition, Liquidity and Capital Resources

                   At December 31, 1997, the Company had assets totaling $445,235 and liabilities totaling $504,278. Since its inception in June of 1992, the Company has financed its operations and met its capital requirements through sales of its products, fees from OASiS, common stock offerings aggregating approximately $834,141, through borrowing from current shareholders and through the $100,000 line of credit with the financial institution which is guaranteed by Dr. Swor.

     Operating activities used net cash of $241,257 and $215,334 in 1996 and 1997, respectively.

                   At December 31, 1997, the Company had a working capital deficiency of approximately $242,411, including $250,125 of accounts receivable and $11,742 of inventory.

                   At December 31, 1997, substantially all of the Company's outstanding indebtedness consisted of a revolving Loan Agreement with SouthTrust Bank dated May 2, 1997 under which the Company executed a Promissory Note in the amount of $100,000 and a Security Agreement which grants the bank a security interest in inventory, accounts receivables, intangibles, instruments, chattel papers and equipment. Such revolving loan requires payment on the earlier of May 2, 2017, a default or notice from the bank of its election to terminate the availability of new loans under the agreements. The purpose of the loan was for short-term working capital. This loan is personally guaranteed by Dr. Swor and his wife. As of June 30, 1998, the outstanding balance of this line of credit was zero since part of the proceeds from the sale of the Company's Common Stock during the period March 1998 through June 1998 was used to pay the amount drawn down to date.

                   The Company's principal commitments for capital expenditures are those associated with the arrangement with US Surgical under which the Company will provide initially ten (10) units for installation at Centers of Excellence designated by US Surgical. The sources of funds to meet these commitments will be through the leveraged leasing arrangement established with Rockford. (See Part I, Item 1. "Description of the Business - (b) Business of Issuer - Date Systems Division.")

                   In addition, under the terms of the SMH Clinical Testing Agreement, the Company is obligated to pay $25,000 for each product study. The sources of funds to meet these commitments will be partially made through cash on hand, revenues generated by the Long Term U.S. Surgical Agreement, if executed, and other revenues which the Company believes it will generate over the five (5) year term. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Medical Products Division.")

                   The Company's future capital requirements will depend upon many factors, including the continued development of OASiS, its current products and new products and services, the extent and timing of acceptance of the Company's products and services in the market, requirements to maintain adequate manufacturing arrangements, the progress of the Company's research and development efforts, expansion of the Company's marketing and sales efforts, the Company's results of operations and the status of competitive products and services. The Company believes that cash on hand, cash flow from operations, if any, and funds available from OASiS will be adequate to fund its operations for at least the next twelve months. There can be no assurance, however, that the Company will not require additional financing prior to such date to fund its operations. In addition, the Company may require additional financing after such date to fund its operations. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all, when required by the Company. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If additional funds are raised by issuing debt securities future interest expense will be incurred. If adequate funds are not available, the Company may be required to delay, scale back the development of OASiS or scale back or eliminate one or more of its research and development or manufacturing programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its products or potential products or other assets that the Company would not otherwise relinquish. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations.

Results of Operations for the Six Months Ended June 30, 1998 and 1997

Overview

                   From its inception, the Company has incurred losses from operations. As of June 30, 1998, the Company had cumulative net losses totaling $1,189,865. Through fiscal 1997, the Company focused primarily on the design and development of its propriety products, as well as providing consulting services. During the current fiscal year, management has shifted its focus to aggressively marketing its proprietary products.

Financial Position

                   The Company had $589,522 in cash as of June 30, 1998. This represented an increase of $603,506 from December 31, 1997. Working capital as of June 30, 1998 increased to $469,477 as compared to a working capital deficit of $242,411 at December 31, 1997. This increase is due to the acquisition of additional equity of $939,000 during the six months ended June 30, 1998. The Company used a portion of the new equity to pay off its short-term debt of $333,720 outstanding at December 31, 1997. This included the pay off of (i) $100,000 which had been drawn down under the revolving Loan Agreement with SouthTrust Bank and accrued interest, (ii) payments of approximately $38,400 including principal and interest on outstanding loans due to Savannah Leasing under the terms of a Revolving Note in the amount of $40,000 dated January 1, 1997 which bears interest at the rate of ten percent (10%) per annum and which is due and payable on demand and (iii) payments of approximately $246,200 including principal and interest on outstanding loans due to Dr. Swor under the terms of a Revolving Note in the amount of $250,000 dated January 1, 1997 which bears interest at the rate of ten percent (10%) per annum and which is due and payable on demand.

Revenues

                   For the six months ended June 30, 1998 and 1997, the Company had total revenues of $15,788 and $15,706, respectively. Revenues for the six months ended June 30, 1997 are comprised primarily of medical consulting services. For the six months ended June 30, 1998, revenues are comprised of fees received for services provided for U. S. Surgical at the AORN convention held between March 31 and April 2, 1998 at which the OASiS system was demonstrated.

Selling, General, and Administrative Expenses

                   For the six months ended June 30, 1998, operating expenses increased by approximately $185,000 or 200% from $116,000 for the six months ended June 30, 1997. This increase is primarily related to sales and marketing personnel hired in fiscal 1998 for the purpose of aggressively marketing the Company's proprietary disposable products, SutureMate, as well as the OASiS system. Payroll and related expenses increased $72,000 to $114,000 for the six months ended June 30, 1998 from $42,000 during the six months ended June 30, 1997. In accordance with the Company's marketing plan for fiscal 1998, expenses related to promotion, trade shows, and conventions increased $26,000 to $46,000 for the six months ended June 30, 1998 as compared to $19,000 for the six months ended June 30, 1997.

                   In the past, the Company has focused on the design and development of proprietary products. For fiscal 1998, the Company has launched an aggressive marketing plan that is designed to increase worldwide sales of its products. Surgical feels that the increased operating expenses incurred during the six months ended June 30, 1998 will position the Company to generate increased product sales in the second half of the fiscal year.

Liquidity and Capital Resources

                   The Company's operations are being funded primarily from the cash flow of $939,000 generated from sale of its Common Stock during the six months ended June 30, 1998. This allowed the Company to pay off debt to Dr. Swor and Savannah Leasing in the amount of $233,720, in addition to the outstanding line of credit balance of $100,000 at December 31, 1997. At June 30, 1998, the Company had approximately $590,000 in cash which will be used to fund operations for several months.

                   The Company has a line of credit in the amount of $100,000 which expires in May 2017 and is guaranteed by Dr. Swor and his wife. The line of credit will be used as necessary to fund operations on a short-term basis.

                   Net cash used for investing for the six months ended June 30, 1998 was approximately $68,000, representing costs related to the new version of OASiS which have been capitalized, as well as costs related to new prototype molds for SutureMate(R).

                   Sales to two (2) customers, one (1) in each year, represent 97% and 99% of the Company's revenues for the six months ended June 30, 1998 and 1997. These revenues related to services rather than product sales.

                   It is the Company's intention to pursue additional debt and or equity financing in the range of $2,000,000 to $5,000,000 during the remaining part of fiscal 1998, however, there can be no assurance that they will be successful in their efforts. Surgical believes that cash flows generated from operations and borrowing capacity, combined with proceeds from future debt or equity financing, will provide adequate flexibility for funding the Company's working capital obligations.

Impact of the Year 2000 Issue

                   The Year 2000 Issue is the result of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism including date sensitive software which uses only two digits to represent the year, may recognize the date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar activities.

                   The Company determined that the Year 2000 impact is not material to Surgical and that it will not impact its business, operations or financial condition since all of the internal software utilized by the Company has the capability of being upgraded to support Year 2000 versions. Further, the Year 2000 will not impact upon the operation of the OASiS system since the software for this system does not rely on legacy applications or subsystems. OASiS is designed to handle dates in the form of a two digit month and day and a four digit year, thus avoiding the Year 2000 problem

                   The  Company  believes  that it has  disclosed  all  required information relative to Year 2000 issues relating to its business and operations. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse affect on the Company's systems.

Item 3. Description of Property:

                   The Company's executive offices are located at 2018 Oak Terrace, Sarasota, Florida 34231. Its telephone number is (941) 927-7874 and its facsimile number is (941) 925-0515.

                   The Company pays rent in the amount of $3500 per month which consists of 3,500 square feet of office space. The lease is for a term of two
(2) years and is automatically renewable for an additional year. The property is owned by Savannah Leasing which is owned by Dr. and Mrs. Swor. The Company has a first right of refusal on surrounding properties owned by Savannah Leasing and therefore believes that this space will be sufficient for its corporate offices for the next ten (10) years. (See Part I, Item 1. "Description of Issuer - (b) Business of Issuer Facilities.")

                   The Company owns no real property and its personal property consists of furniture, fixtures and equipment and prototype molds with an original cost of $121,760 on December 31, 1997.

                   The Company currently employs its capital reserves in a money market sweep account. Activity is monitored on a daily basis and for a thirty
(30) day period commencing on July 1, 1998, had returned on average 4.75% on assets employed. Additionally, Surgical has acquired stock in two (2) privately owned companies, 25,000 shares in ParView Inc. as part of its acquisition of Endex Systems Inc. and 3,750 shares in Linters Inc. which was received as partial compensation for clinical products research completed by the Medical Consultants Division. It is the Company's strategy to engage in transactions which minimize dilution of the Company's equity.

Item 4. Security Ownership of Certain Beneficial Owners and Management:

                   The following table sets forth information as of June 30, 1998, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the share of Common Stock beneficially owned.

Name and Address of      Title of       Amount and Nature of        Percent of
 Beneficial Owner         Class           Beneficial Owner             Class
--------------------------------------------------------------------------------
Dr. G. Michael Swor      Common            3,809,890 (1)               35.45

Frank M. Clark           Common               50,000                     .47

Donald K. Lawrence       Common              250,000                    2.33

James D. Stuart          Common              879,745 (2)                8.19

Irwin Newman             Common                  -0-                     -0-

Sam Norton               Common               53,400                     .50

David Swor               Common              473,445                    4.41

Tom DeCesare             Common                9,469                     .09

All Executive Officers and Directors
as a Group (eight (8) persons)             4,894,689 (3)               45.54 (3)
----------

(1) This includes 631,260 owned by Dr. Swor's wife of which he is deemed the beneficial owner

(2) This include 31,563 which Mr. Stuart owns jointly with his brother and 816,619 which Mr. Stuart received as a gift from Dr. Swor in 1996.

(3) In addition to the shares owned by the Executive Officers and Directors as a group, said officers and directors own (including those beneficially held) options to purchase 4,466,316 shares of the Company's Common Stock pursuant to Employee Stock Option Plans adopted in 1994 and 1998. In the event all such options to purchase were exercised, this group would own a total of 9,361,005 shares of the Company's Common Stock which would represent 61.53% of the total shares of Common Stock outstanding. (See Part I, Item 6. "Executive Compensation
- Employee and Consultant Stock Option Plans.")

     There are no arrangements which may result in the change of control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons:

Executive Officers and Directors

                  Set forth below are the names, ages, positions, with the Company and business experiences of the executive officers and directors of the Company.

Name                           Age              Position(s) with Company

Dr. G. Michael Swor             40               Chairman and Treasurer

Frank M. Clark *                66               Director and President

Donald K. Lawrence *            35        Director, Executive Vice President and
                                                          Secretary

James D. Stuart                 40                    Director

Irwin Newman                    50                    Director

Sam Norton                      39                    Director

David Swor                      66                    Director

Tom DeCesare                    66                    Director

* Except for Mr. Clark and Mr. Lawrence, who had no role in founding or organizing the Company, the above-named persons may be deemed to be "promoters" and "parents" of the Company, as those terms are defined under the Rules and Regulations promulgated under the Act.

                  All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Director. The officers and directors will devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors of the Company.

Family Relationships

     There are no family relationships between or among the executive officers and director of the Company except that David Swor is Dr. G. Michael Swor's father and Tom DeCesare is Dr. Swor's father-in-law.

Business Experience

                  G. Michael Swor, M.D., M.B.A, age 40, has served as Chairman of the Board and Medical/Technical Advisor of the Company since its inception in 1992 and has served as Treasurer to the Company since June, 1998.

                  Dr. Swor, a board certified, practicing physician with a specialty in OB/GYN, is the founder of Surgical. From 1992 until June 12, 1998, Dr. Swor also served as President and CEO. With a Masters in Business Administration, Dr. Swor's duties for the Company include investor relations, corporate financing, and overall corporate policy and management. He is a clinical assistant professor in the OB/GYN department at University of South
Florida. Dr. Swor was the inventor of SutureMate(R) and Prostasert(TM) and the original holder of the patents issued to each of these products. Dr. Swor has written numerous articles, published the "Surgical Safety Handbook," and given numerous lectures on safety and efficiency in the surgical environment. His professional affiliations include American College of Surgeons, American College of Obstetrics and Gynecology and the Florida Medical Association. From 1996 until the present, Dr. Swor has acted as an independent consultant for Concise Advise which provides consulting services related to product development, patent, research, distribution, joint venture, mergers and other business issues. From 1994 through 1996, Dr. Swor oversaw the operation of WDC. From 1987 through 1995,Dr. Swor was the managing partner of Women's Care Specialists/Physicians Services Inc. where he oversaw four (4) physicians, two
(2) practitioners and a staff of over twenty five (25). From 1987 through 1992, Dr. Swor was a partner and board member of Women's Ambulatory Services, Inc., a diagnostic testing facility. From 1982 through 1985, Dr. Swor was the President of University of Florida at Jacksonville, Health Sciences Center resident staff association with over 200 members. Dr. Swor received a B.A degree in 1978 from the University of South Florida, a M.D. degree from the University of South Florida College of Medicine in 1981, and an M.B.A. degree from the University of South Florida in 1998. From 1981 through 1985 he received his training in OB/GYN from the University of Florida Department of Obstetrics and Gynecology in Jacksonville, Florida. He has received several special achievement awards including being honored by the University of South Florida in May, 1998 with the Alumni Award for Professional Achievement.

                  Frank M. Clark, age 66, has served as a Director and President since June, 1998.

     Mr. Clark is responsible for the day to day operations of the Company and is responsible for new product development and manufacturing and manages new business ventures, including mergers, acquisitions, joint ventures, strategic alliances and licensing/distribution agreements for the Company. From 1991 to 1997, Mr. Clark was Chairman and CEO of Corporate Consulting Services Group where his primary activities were providing consulting services to start-up companies, under-performing companies and training people in career transitions. From 1984 to 1991, Mr. Clark was COO and Executive Vice President of Right Associates, a consulting firm with responsibilities for business development with Fortune 100 corporations for which he acted. He acquired a Los Angeles based consulting firm and became the Managing Principal. From 1981 to 1984, Mr. Clark was a Vice President of National Medical Care, a subsidiary of W.R. Grace, Inc. where his innovative marketing leadership helped the company recapture a dominant share of the dialysis market. From 1978 to 1981, Mr. Clark served as President, Corporate Vice President and a Director of R.P. Scherer, Inc., the world's leading producer of soft gelatin capsules where he was in charge of worldwide businesses. From 1959 to 1984, Mr. Clark was employed by Johnson & Johnson, Inc., first with Ethicon, Inc. where he served as a Vice President and Director, then with Ethnor Medical Products where he was a Vice President, General Manager and a Director and then with Stimulation Technology, where he served as Executive Vice President and a Director. From 1956 to 1958, Mr. Clark was employed by Federated Department stores in the executive training program at Bloomingdales in New York City. Mr. Clark received a certificate from Teachers College in Connecticut in 1955.

                  Donald K. Lawrence, age 35, has served as a Director, Vice President, Sales & Marketing and Secretary since May, 1997 and Executive Vice President since January, 1998.

                  Mr. Lawrence's responsibilities include sales management, market planning, advertising, and management for Compliance PlusTM products and most recently he has become the Executive Director of OASiS. His arrival to the Company was facilitated by the Company's acquisition in 1997 of InterActive PIE Multimedia, Inc., of which Mr. Lawrence was founder and Chief Executive Officer. From February 1996 until February 1997, Mr. Lawrence was the CEO of InterActive PIE. From December 1991 until February 1996, Mr. Lawrence was employed by Ethicon Endo-Surgery/Johnson & Johnson as a surgical sales representative. From July 1989 until December 1991, Mr. Lawrence acted as a surgical sales representative for Davis and Geck. Prior to entering the area of medical device sales, from February 1985 until July 1989, Mr. Lawrence was an account executive with DHL Worldwide Express. During college, Mr. Lawrence was an independent dealer for Southwestern Publishing Co. Mr Lawrence received a B.S degree in Marketing and Communications in 1984 from Appalachian State University.

                  James D. Stuart, age 40, has served as a Director since 1993, initially acting as Director of Marketing and Sales.

                  Mr. Stuart served as Executive Vice President from 1993 until June, 1998 and initially acted as the Director of Marketing and Sales. During his time as an officer of the Company, Mr. Stuart was responsible for new product development and manufacturing and manages new business ventures, including mergers, acquisitions, joint ventures, strategic alliances and licensing/distribution agreements for the Company. From November 1994 until July 1996, Mr. Stuart acted as President and CEO of WDC and was responsible for managing and operating the facility. From March 1986 until May 1993, Mr. Stuart was employed by Liquid Air Corporation, Buld Gases Division first as a Business Manager for South Florida and then as a Program Manager for Food Freezing. From February 1981 until February 1986, Mr. Stuart was employed by NCR Corporation in the Systemedia Division initially as a Territory Manager and then as a Senior Account Manager. Mr. Stuart received a B.A. degree in marketing in 1980 from the University of South Florida.

                  Irwin Newman, age 50, has served as a Director since 1993

     Currently, Mr. Newman provides financial advisory services to the Board of Directors. From 1993 until the present, Mr. Newman served as the Senior Vice President of Finance for Falcon Marketing & Management, Inc. From 1993 to the present, Mr. Newman has served as the President of Jenex Financial Services, Inc. ("Jenex"), an affiliate of Falcon Marketing & Management Inc. Mr. Newman is the principal of Jenex. Mr. Newman is and has been a practicing attorney since 1973. From 1993 to 1998, Mr. Newman served as Vice President and General Counsel for Boca Raton Capital Corporation, a publicly owned, NASDAQ listed investment holding company where he completed an Initial Public Offering for a $4 million subsidiary, completed a $3.5 million secondary offering and was responsible for shareholder and investor relations. From 1983 to 1988, Mr. Newman served with the New York Stock Exchange firms of Gruntal & Co. and Butcher and Signer, specializing in common and preferred stocks, options, municipal and corporate bonds and GNMA's. During this period, he broadcast a daily television market comments program over the Financial News Network. Mr. Newman received a B.S. degree in Business Administration from Syracuse University in 1970 and a J.D. degree from the University of Florida in 1973.

                  Sam Norton, age 39, has served as a Director since 1992.

     Mr. Norton provides business and legal advisory services to the Board of Directors. Mr. Norton is an attorney with the firm Norton, Gurley, Hammersley & Lopez, P.A. in Sarasota, Florida. Mr. Norton practices primarily in the areas of real estate, banking, corporate and business transactions and is a Florida Bar board certified real estate specialist, having earned such certification in 1991. He has practiced law in Sarasota since 1985 and is the past Chairman of the Joint Committee of the Sarasota Board of Realtors/Sarasota County Bar Association. Mr. Norton is active in Sarasota civic organizations and currently serves as a member of the Board of Directors of Sarasota Bank. Mr. Norton graduated from the University of Florida in 1981 and earned a J.D. degree from Stetson University School of Law in 1884 where he graduated Cum Laude. While in law school, Mr. Norton was chosen to serve on the Law Review. He was admitted to the Florida Bar in 1985.

                  David Swor, age 66, has served as a Director since 1992.

                  Mr. Swor, who is the father of Dr. Swor, provides business advisory services for the Board of Directors. From 1985 until the present, Mr. Swor had been engaged in the real estate brokerage business as the owner of Swor, Inc. The firm specializes in the development of commercial real estate properties along with operating other related business interest, holdings and investment properties. From 1992 to the present, Mr. Swor has been a member of the Board of Directors of SouthTrust Bank in Sarasota, Florida. From 1974 until 1985, Mr. Swor was a co-owner of the real estate firm of Swor & Santini, Inc. which specialized in commercial real estate and investments. From 1973 until 1975, Mr. Swor was a realtor with Russ Gorgone, Inc.. From 1971 until 1973, Mr. Swor was Vice President and co-owner of Carroll Oil Company, which operated a Texaco distributorship in Fort Myers, Florida. From 1959 until 1971, Mr. Swor was a salesman for Texaco and from 1958 until 1959, Mr. Swor was in advertising sales for the Orlando Sentinel Star. Mr. Swor received a B.A. degree from the University of Kentucky in 1955 and holds teaching certificates from the states of Kentucky and Florida.

                  Tom DeCesare, age 66, has served as a Director since 1992.

     Mr. DeCesare, who is the father in law of Dr. Swor, provides business advisory services for the Board of Directors. Mr. DeCesare has been the Mayor of Madeira Beach, Florida since August 1993. Prior to that time, he served as Vice Mayor from April 1993 and as a Commissioner from April 1991 until April 1993. From 1967 until 1987, was employed by Metropolitan Life Insurance Company where he ended his career as a Vice President. Mr. DeCesare received a Bachelor of Arts degree from the University of Minnesota in 1959.

Scientific Advisory Board

                  In addition to the officers and directors of the Company, Surgical has a scientific advisory board which has provided advisory input on products, research and educational projects for the Company. Inactive members of this board can be called on to address issues which arise in ongoing research and development projects. Included on such board are the following:

Mark Davis, M.D.
OB/GYN Physician & Safety Consultant
DeKalb Medical Center
Atlanta, Georgia

Donna Haiduven, RN/C.I.C.
Infection Control Specialist
Santa Clara Valley Medical Center
San Jose, California

Robert Morrison, M.D.
Optometrist/Chairman, Morrison International
New York, New York

Gail Lebovic, M.D. (Inactive)
Breast Surgeon
Co-Founder, Bay Area Breast Center
Palo Alto, California

Sharon Tolhurst, RN, MBA
Director, Cape Surgery Center
Sarasota, Florida

John Nora, M.D.
General Surgeon
Sarasota, Florida

George Maroulis, M.D. (Inactive)
Professor, University of South Florida
College of Medicine, Department of OB/GYN

Marguerite Barnett, M.D. (Inactive)
Plastic Surgeon
Venice, Florida

Ruth Dyal, M.D. (Inactive)
OB/GYN, Women's Care Specialists
Sarasota, Florida

Neil Pollack, M.D.
OB/GYN, Women's Care Specialists
Sarasota, Florida

Michael Shroder, M.D.
OB/GYN, Women's Care Specialists
Sarasota, Florida

Galen Swartzendruber, M.D.
OB/GYN, Women's Care Specialists
Sarasota, Florida

Phyliss Barber
FDA Compliance Consultant
Sarasota, Florida

Anne Johnson, O.R.T.
Surgical Technician
Columbus, Ohio

Andrew Garlisi, M.D.
Emergency Medicine
LaPorte, Indiana

Dr. Nathan Belkin
Former Researcher and Author in the infection control field

Scott Silverstein, M.D.
Occupational Health and Information Systems Specialist
Wilmington, Delaware

Gail Vallone
Operating Room Technologist
Las Vegas, Nevada

OASiS Medical Advisory Panel

                  In addition to the officers and directors of the Company, Surgical has a medical advisory panel which approves, edits and contributes to content information for the OASiS system.
Included on such panel are the following:

Michael Abidin, MD
Nathan Belkin, PhD
Trish  Carlson, RN, CEN, CFRRN
Dorothy  Corrigan, RN
Mark  Davis, MD
Donna Haiduven, BSN, MSN, CIC
Pamela Hart, CLS
Richard Howard, MD
James Li, MD
Mark Lipman, MD
James A. McGregor, MD CM
Trista Negele, MD
Heidi M. Stephens, MD
Pam Tenaerts, MD
Steven Weinstein, MT

Item 6.  Executive Compensation:

                             Executive Compensation

Name           Year          Annual         Annual        Annual        LT             LT            LTIP          All
and                          Comp           Comp          Comp          Comp           Comp          Payouts       Other
Post                         Salary         Bonus         Other         Rest           Options                     (1)
                                            ($)                         Stock
G.             1996               -                                                                                5,280
Michael        1997               -                                                                                4,877
Swor,          thru
Chair-         8/98           12,500                                                                               3,605
man of
the Board
and
Treasurer
(2)
Frank M.       1996               -
Clark          1997               -
President      thru
and CEO        8/98          12,731                                     50,000
(3)
Donald         1996               -
K.             1997          16,675                                     13,657
Lawrence       thru
Executive      8/98          40,608
Vice
President
(4)
James D.       1996          49,536                                                                                8,944
Stuart         1997          47,166                                                                                5,676
Former         thru
Executive      8/98            6,000                                                                               4,020
Vice
President
(5)

(1) All other compensation includes certain health and life insurance benefits paid by the Company on behalf of its employee.

(2) Dr. Swor did not receive any salary prior to June 1998 at which time the Company and he executed an Employment Agreement for a salary of $60,000 per year. Other compensation includes life insurance paid by the Company.

(3) Mr. Clark executed an Employment Agreement with the Company in June 1998 for an annual salary of $60,000. As a signing bonus, Mr. Clark received 50,000 shares of restricted stock in the Company which is valued at $50,000 and options to purchase 200,000 shares of the Company's Common Stock at an exercise price of $1.75 per share.
         The Company's options have no current trading value.

(4) Mr. Lawrence executed an Employment Agreement with the Company in May 1997 for an annual salary of $50,000. As consideration for the acquisition of the assets of Endex, Mr. Lawrence received 250,000 shares of restricted stock in the Company. Such shares were valued at the asset value of $13,657. In June 1998, the Company granted Mr. Lawrence options to purchase 100,000 shares of the Company's Common Stock at an exercise price of $1.75 per share. The Company's options have no current trading value.

(5) Mr. Stuart acted as the Executive Vice President of the Company until June, 1998. Other compensation includes a portion of his health insurance premiums which were paid by the Company and life insurance.

                  Except for certain shares of the Company's Common Stock issued and sold to the eight (8) executive officers and/or directors of the Company in consideration for various cash, loans and services performed for the Company by each of them, and rent paid to a company controlled by Dr. Swor for the Company's facility, cash or non-cash compensation in the amount of $281,275 was awarded to, earned by or paid to executive officers or directors of the Company for all services rendered in all capacities to the Company since January 1, 1996.

     The Company has adopted an Employee Stock Option Plan and a Consultant Stock Option Plan. See Part I, Item 6. "Executive Compensation - Employee and Consultants Stock Option Plans."

Employee Contracts and Agreement

     The Company has entered into Employee Agreements with Dr. Swor, Mr. Clark and Mr. Lawrence.

                  The agreement with Dr. Swor was entered into on June 15, 1998. Dr. Swor is employed as the Treasurer and Medical Director of the Company at an annual salary of $60,000. The agreement is for a term of one (1) year, which term is renewable year to year unless either party provides notice to the other within fourteen (14) days prior to the expiration that it seeks to terminate the agreement. Dr. Swor is required to devote such time as is required to fulfill his duties to the Company. Dr. Swor is reimbursed reasonable and necessary expenses incurred on behalf of the Company. Prior to the execution of this agreement, Dr. Swor received no salary for his services to the Company since its inception.

                  The agreement with Mr. Clark was entered into on June 15, 1998. Mr. Clark is employed as the President and CEO of the Company for a term of one (1) year at a salary of $60,000, which term is renewable year to year unless either party provides notice to the other within fourteen (14) days prior to the expiration that it seeks to terminate the agreement. Mr. Clark is required to devote such time as is required to fulfill his duties to the Company. Mr. Clark is reimbursed reasonable and necessary expenses incurred on behalf of the Company. Mr. Clark received a signing bonus of 50,000 shares of restricted stock in the Company and was granted options to purchase 200,000 shares of the Company's Common Stock at an exercise price of $1.75 per share.

     The agreement with Mr. Lawrence was entered into on April 1, 1997. Mr. Lawrence is employed as the Marketing Director of the Company for a term of one
(1) year at a salary of $50,000, which term is renewable year to year unless either party provides notice to the other within fourteen (14) days prior to the expiration that it seeks to terminate the agreement. Commencing January 1, 1998, Mr. Lawrence became the Executive Vice President of the Company. Mr. Lawrence is required to devote such time as is required to fulfill his duties to the Company. Mr. Lawrence is reimbursed reasonable and necessary expenses incurred on behalf of the Company.

Key Man Life Insurance

                  The Company currently does not maintain key-man life insurance coverage on any of its officers or directors. However, the Company is the named beneficiary of a key-man life insurance policy currently owned by Dr. Swor.

Employee and Consultants Stock Option Plans

Employee Stock Option Plan

                  On July 21, 1994, the Board of Directors adopted an Employee Stock Option Plan which is available to employees and Directors of the Company ("ESOP"). Pursuant to the ESOP, employees are given the opportunity to purchase a designated number of shares of the Company's common stock at a pre-set flat rate. The options are granted for a period of seven (7) years and are not transferable except by will or laws of descent and distribution. The options may not be exercised unless the Company has filed an effective registration statement on Form S-8 relating to the shares underlying the option. As to employees who are not also directors, such employees must agree to remain with the Company for a period of two (2) years from the date the option is granted. In the event that such employee is terminated during such two (2) year period for cause or at the request of the employee, to the extent any options have not been exercised, the options terminate immediately upon the termination of the employee. If termination is for any other reason, the employee has two (2) months from the date of termination to exercise. In the case of death, the options must be exercised within the lesser of (i) three (3) years from the date of death or (ii) five (5) years from the option issuance date. In the case of the capital restructure of the Company, the options are effective as if exercised prior to the capital restructuring event. The employee is limited to exercise the equivalent of $100,000 of Common Stock in the Company in any calendar year.

                  In January, 1998, the Board of Directors revised the term of the ESOP ("1998 Revised ESOP"). Under the revised plan, the term is now determined by a Committee.

                  Pursuant to the ESOP, the Company has granted options to purchase 4,166,316 shares of the Company's Common Stock representing proceeds on exercise of $1,320,000 under the 1994 ESOP and 400,000 share of the Company's Common Stock representing proceeds on exercise of $637,500 under the 1998 Revised ESOP as follows:

Employee                            Date Option            No. of Share         Exercise Price          Term
                                       Granted          subject to Exercise                             Years
1994 ESOP (1)

G. Michael Swor (2)                 07/21/94                  3,850,686                 $.317             7

Irwin Newman (3)                    07/21/94                       63,126               $.317             7

James D. Stuart                     07/21/94                       63,126               $.317             7

Samuel Norton                       07/21/94                       63,126               $.317             7

David Swor                          07/21/94                       63,126               $.317             7

Thomas DeCesare                     07/21/94                       63,126               $.317             7

1998 Revised ESOP

Frank Clark (4)                     06/15/98                     200,000                $1.75             1

Donald L. Lawrence (4)              06/15/98                     100,000                $1.75             7

Stacy Quaid (4)                     01/01/98                       50,000               $0.50             7

Mike Williams (4)                   08/03/98                       50,000               $1.75             7
-------------------------------------------------------------------------------------------------------------------

(1) The options granted under the 1994 ESOP have been adjusted to reflect the new conversion rate in accordance with the capital restructuring provision which came into effect when Surgical Safety Products, Inc. of Florida merged into Sheffeld Acres, Inc., the surviving New York corporation.

(2) Dr. Swor received options for 63,126 shares of the Company's Common Stock as a Director and options for 3,787,560 shares of the Company's Common Stock in exchange for transfer of patents and rights to existing patent concepts.

(3) In addition to the options granted to Mr. Newman for 63, 126 shares of the Company's Common Stock as a Director of the Company, options to purchase up to 315,630 shares of the Company's Common Stock were granted to Jenex Financial Services, Inc., a company of which Mr. Newman is the principal. Jenex is a financial service company which was issued the options under the Company's 1994 CSOP.

(5) Each of these four (4) employees received their options as a bonus; Mr. Clark's as an additional incentive to join the Company as its CEO, Mr. Lawrence and Ms. Quaid in consideration of outstanding services to the Company for the prior year and Mr. Williams as an additional incentive to join the Company as the Sales Manager.

                  On July 21, 1994, the Board of Directors also adopted a Consultant Stock Option Plan which is available to certain consultants who provide services to the Company ("CSOP"). Pursuant to the CSOP, consultants are given the opportunity to purchase a designated number of shares of the Company's common stock at a pre-set flat rate. The options are granted for a period of seven (7) years and are not transferable except by will or laws of descent and distribution. The options may not be exercised unless the Company has filed an effective registration statement on Form S-8 relating to the shares underlying the option. In the event the consultant's services are terminated, such consultant has two (2) months from the date of termination in which to exercise and in the case of death, the estate has the lesser of (i) three (3) years from the date of death or (ii) five (5) years from the option issuance date in which to exercise. In the case of the capital restructure of the Company, the options are effective as if exercised prior to the capital restructuring event. There are no yearly limitation on the amount of options which may be exercised by consultants.

                  In January, 1998, the Board of Directors revised the term of the CSOP ("1999 Revised CSOP"). Under the revised plan, the term is now determined by a Committee. The 1998 CSOP requires that the options are not exercisable for a period of two (2) years from issuance

                  Pursuant to the CSOP, the Company has granted options to purchase 346,115 shares of the Company's Common Stock representing proceeds of $110,700 to the Company under the 1994 CSOP and options to purchase 4,000 shares of the Company's Common Stock representing proceeds of $2,000 to the Company under the 1998 Revised CSOP as follows:

Consultant                          Date Option            No. of Share           Exercise Price        Term
                                       Granted          subject to Exercise                             Years
1994 CSOP(1)

Danielle Chevalier                  07/21/94                     3,156                  $.317             7

Donna Haiduven                      07/21/94                    15,782                  $.317             7

Jenex Financial Services
Inc. (2)                            07/21/94                   315,630                  $.317             7

Leann Swor                          07/21/94                     6,313                  $.317             7

Loren Schuman                       07/21/94                     4,734                  $.480             7

Bruce Cohen                         01/24/95                       500                  $0.90             7

1998 Revised CSOP

Danielle Chevalier                  01/01/98                     2,000                  $0.50             7

Leann Swor                          01/01/98                     2,000                  $.050             7
-------------------------------------------------------------------------------------------------------------------

(1) The options granted under the 1994 CSOP have been adjusted to reflect the new conversion rate in accordance with the capital restructuring provision which came into effect when Surgical Safety Products, Inc. of Florida merged into Sheffeld Acres, Inc., the surviving New York corporation.

(2) These options were granted to Jenex in exchange for certain financial services provided to the Company. Mr. Newman, a Director of the Company, is the principal of Jenex. Mr. Newman is deemed the beneficial owner of these options.

Compensation of Directors

                  The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

Item 7.  Certain Relationships and Related Transactions:

                  On June 1, 1992, the Company issued 11,300 shares of the Company's restricted stock to Dr. Swor and 2,000 shares to Mrs. Swor (of which Dr. Swor is deemed the beneficial owner) each in exchange for services rendered to Surgical valued at a total of $1,400. Following the merger with Sheffeld Acres, Inc., these shares were converted into 4,197,879 shares in the restructured company. In 1996, Dr. Swor received 478,630 shares of restricted stock as payment of debt and related interest on loans which Dr. Swor made to the Company totaling $239,315. In 1996, Dr. Swor gifted 816,619 of his shares to James D. Stuart. In September, 1996 Savannah Leasing purchased the Company's executive office building at 2018 Oak Terrace with cash from Dr. Swor and 50,000 shares of his stock which were valued at $0.50 per share. These shares were transferred to the third party seller. Out of the proceeds of the sale of the Company's Common Stock during the period of March 1998 through June 1998, Dr. Swor received approximately $246,200 as repayment of principal and interest of certain loans made by Dr. Swor to the Company. In addition, at the same time, Savannah Leasing, a company owned by Dr. and Mrs. Swor, received approximately $38,400 as repayment of principal and interest on loans Savannah had made to the Company. Dr. Swor has a year to year employment contract with the Company. (See
Part I, Item 6. "Executive Compensation - Employee Contracts".)

                  On June 1, 1992, the Company issued 1,500 shares of restricted stock to David Swor for which it received $15,000. Following the merger with Sheffeld Acres, Inc., these shares were converted into 473,445 shares in the restructured company.

                  On November 5, 1992, the Company issued 120 shares of the Company's restricted stock to Sam Norton for which it received $6,000. On March 1, 1993, the Company issued 34 shares of the Company's restricted stock to Sam Norton for which it received $2,000. Following the merger with Sheffeld Acres, Inc., these shares were converted into 48,607. In 1996, the Company issued 4,793 shares of the Company's restricted stock to Mr. Norton as payment for legal services valued at $4,793.

                  On March 1, 1993, the Company issued 100 shares of the Company's restricted stock to James D. Stuart and David Stuart jointly for which it received $6,000. On May 9, 1993, the Company issued 100 shares of the Company's restricted stock to Mr. Stuart in exchange for services rendered valued at par. Following the merger with Sheffeld Acres, Inc., these shares were converted into 63,126. In 1996, Mr. Stuart received 816,619 shares of restricted stock from Dr. Swor as a gift.

                  On March 1, 1993, the Company issued 30 shares of the Company's restricted stock to Tom DeCesare in exchange for services rendered valued at par. Following the merger with Sheffeld Acres, Inc., these shares were converted into 9,469.

                  On July 21, 1994, the Board of Directors adopted the 1994 ESOP and awarded options to purchase the post-merger equivalent of 63,126 shares of the Company's Common Stock to each of the Company's six (6) directors at an exercise price of $.317. There was no value attached to the grant of such options. At the same time, the Company awarded Dr. Swor options to purchase 3,787,560 shares of the Company's Common Stock at an exercise price of $.317 in exchange for the transfer of certain patents and rights to previously patented concepts to the Company, which patents and rights were valued at approximately $1,200,000.

                  On July 21, 1994, the Board of Directors also adopted the 1994 CSOP under which it awarded options to purchase the post-merger equivalent of a total of 346,115 shares of the Company's Common Stock. These options were granted to consultants in consideration of services valued; however, there was no value attached to the grant of such options.

                  On December 8, 1997, the Company acquired all of the assets of Endex Systems, Inc., d/b/a Interactive PIE ("Endex"), a Florida corporation. The assets of Endex were valued at approximately $14,000 for which the Company issued 250,000 shares of restricted common stock. Endex was a medical multimedia software company, experienced in computer graphics related to the medical industry. The acquisition was made to implement the Company's Data Systems Division's development of its surgical safety, touch-screen network known as OASiS. The President and Chief Executive Officer ("CEO") of Endex, Donald Lawrence, became the Vice President of Sales and Marketing of the Company. Mr. Lawrence has a year to year employment contract with the Company. (See Part I, Item 6. "Executive Compensation - Employee Contracts".) In consideration of outstanding service to the Company in 1997, Mr. Lawrence was granted an option to purchase 100,000 shares of the Company's Common Stock at a price of $1.75 under the 1998 Revised ESOP. There was no value attached to the grant of such options.

                  In March 1998, the Company entered into an agreement with Stockstowatch, whereby Stockstowatch agreed to provide investor relations services as a media consultant to the Company in exchange for issuance of 300,000 shares of the Company's Common Stock valued at $45,000.

                  In March 1998, the Company issued 100,000 shares of the Company's Common Stock valued at $15,000 to Mintmire & Associates in exchange for legal services.

                  In April 1998, the Company issued 2,500 shares of restricted stock to Xavier Calderon in exchange for computer consulting services valued at $4,375.

     On June 15, 1998, the Company engaged Frank M. Clark to act as the President of the Company. As such he received 50,000 shares of the Company's Common Stock as a signing bonus and options to purchase up to 200,000 shares of the Company's Common Stock at a price of $1.75 per share under the 1998 Revised ESOP. Mr. Clark's shares were valued at $50,000 and there was no value attached to the grant of his options. Mr. Clark has a year to year employment contract with the Company. (See Part I, Item 6. "Executive Compensation - Employee Contracts".)

Item 8.  Description of Securities:

Description of Capital Stock

                  The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $.001 par value per share. Although the Board of Directors is authorized to issue shares of Preferred Stock and to set the par value thereon, none has been authorized to date.

Description of Common Stock

                  All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

Dividend Policy

                  Holders of shares of Common Stock are entitled to share pro rata in dividends and distribution with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefore, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

Description of Preferred Stock

                  Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has not issued any shares of Preferred Stock to date. The Board of Directors has no plan to issue any shares of Preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.

Transfer Agent and Registrar

                  The Transfer Agent and Registrar for the Company's Common Stock is Signature Stock Transfer, Inc. which is located at Office in the Park, 14675 Midway Road, Suite 221, Dallas, Texas 75244, telephone (972) 788-4193, facsimile (972) 788-4194.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         (a)      Market Information.

                  The Common Stock of the Company trades on the OTC Bulletin Board under the symbol "SURG". The high and low bid information for each quarter for the years ending December 31, 1996 and December 31, 1997 and for the first two quarters of 1998 are as follows:

    Quarter                         High Bid        Low Bid          Average Bid

First Quarter 1996                     1/4            3/16                 .218
Second Quarter 1996                    3/4             1/8                 .445
Third Quarter 1996                     1/4             1/8                 .177
Fourth Quarter 1996                    1/4             1/8                 .176
First Quarter 1997                     1/4            3/32                 .135
Second Quarter 1997                    1/4            3/32                 .106
Third Quarter 1997                     3/8             1/8                 .183
Fourth Quarter 1997                   9/64             1/8                 .132
First Quarter 1998                   29/32            9/64                 .215
Second Quarter 1998                  3-1/8           11/16                2.299

         (b)      Holders.

                  As of June 30, 1998, the Company has 1,072 shareholders of record of its 10,746,973 outstanding shares of Common Stock, 6,453,206 of which are restricted Rule 144 shares and 4,293,767 of which are free-trading. As of the date hereof, the Company has outstanding options to purchase 4,916,431 shares of Common Stock. Of the Rule 144 shares, 4,594,689 shares have been held by affiliates of the Company for more than one (1) year.

         (c)      Dividends.

                  The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

Item 2.           Legal Proceedings.

                  In August 5, 1997, the Company entered into an agreement with Gambit, Inc., d/b/a MediaWorks ("MediaWorks") as a producer of record of the Surgical Safety Network, now known as OASiS. Pursuant to the agreement, MediaWorks estimated the cost of its work on the project at no more than $217,000, a portion of which was to be paid over a three (3) month period against billable hours, with the balance less $60,000 payable after the third payment at an amount equal to not less than fifty percent (50%) of Surgical's revenue stream after operating expenses, sales, marketing and hardware equipment costs for all installations after the SMH contract. Subject to on-time delivery of the work to be performed, Surgical agreed to pay, as a performance bonus, unrestricted Common Stock equal to twenty five percent (25%) of the total cost of the SMH project, with the number of shares determined by the value of the Company's Common Stock at the time of issuance. Further, it was understood that all material and production rights, including source codes and related documentation, upon completion of the presentation and payment of the outstanding balance, would become the property of Surgical.

                  On July 13, 1998, the Company was served with a Summons and Complaint for an action brought against it by MediaWorks. (Gambit, Inc. d/b/a MediaWorks v. Surgical Safety Products, Inc., Circuit Court of the Twelfth Judicial Circuit, Sarasota County, Florida, Case No. 98-4022-CA-01) The Complaint sets forth three (3) causes of action: an action for specific performance demanding that Surgical issue 289,720 shares unrestricted shares based upon the twenty five percent (25%) of the cost of the SMH installation divided by the share price on February 20, 1998 of the Company's Common Stock; in the alternative seeking damages in the amount of $732,993 which was the number of shares determined by the formula multiplied by the share price on July 1, 1998 of the Company's Common Stock; and seeking an accounting based upon a dissolution of the partnership which MediaWorks alleges was formed with Surgical.

                  On or about July 31, 1998, the Company filed Motions to Dismiss and for a More Definite Statement of Count II of the Company. The purpose of the Motion for a More Definite Statement is so that the plaintiff will clarify how they contend they are entitled to the stock bonus so that Surgical can frame its defense and show defects, delays and deficiencies in the performance by MediaWorks. Surgical believes that MediaWorks failed to perform on the contract since the OASiS version 1 software has problems and that MediaWorks failed to meet performance and delivery requirements as agreed. Therefore, the Company believes that it has just and meritorious defenses and counterclaims to this action.

                  The Company knows of no other legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated or any unsatisfied judgments against the Company.

Item 3.  Changes in and Disagreements with Accountants:

                  The Company has used the accounting firm of Kerkering, Barberio & Co., P.A. since 1993. There address is 1858 Ringling Boulevard, Sarasota, Florida 34236. This firm began providing audited financial statements for the Company in 1994. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of Kerkering, Barberio & Co., P.A. through the date hereof.

Item 4.  Recent Sales of Unregistered Securities:

                  On May 30, 1995, the Company completed the preparation of a self-directed private placement memorandum offering shares of the Company's Common Stock and Warrants. This offering was conducted pursuant to Section 3(b) of the Act and Rule 506 to not more than thirty five (35) non accredited investors. The offering was amended on October 30, 1995. Initially, the offering required a minimum investment of $5,000 in exchange for which an investor would receive 5,000 shares of Common Stock, $.001 par value per share and three-year warrants to purchase 2,500 shares of the Company's Common Stock at an exercise price of $1.50. Pursuant to this offering, the Company received gross proceeds in the amount of $37,500, $5,000 of which was subsequently refunded. By agreement with the investors, in lieu of the unit arrangement, the investors each acquired shares at $.50 per share. A total of 65,000 shares of the Company's Common Stock were issued pursuant to this offering.

                  In 1996, Dr. Swor received 478,630 shares of restricted stock as payment of debt and related interest on loans which Dr. Swor made to the Company totaling $239,315 and Sam Norton received 4,793 shares as payment for legal services valued at $4,793.

                  On December 8, 1997, the Company acquired all of the assets of Endex which were valued at approximately $14,000 for which the Company issued 250,000 shares of restricted common stock. Endex was a medical multimedia software company, experienced in computer graphics related to the medical industry. The acquisition was made to implement the Company's Data Systems Division's development of its surgical safety, touch-screen network known as OASiS. The President and Chief Executive Officer ("CEO") of Endex, Donald Lawrence, became the Vice President of Sales and Marketing of the Company.

                  From March through June 1998, the Company received gross proceeds in the amount of $999,000 from the sale of a total of 920,000 shares of Common Stock in four (4) offerings . The Company undertook its first offering of 400,000 shares of Common Stock pursuant to Rule 504 on March 1, 1998, exchanging shares with an independent consultant (Stockstowatch) for the Company and its legal advisor in exchange for services; its second offering of 400,000 shares of Common Stock pursuant to Rule 504 on April 1, 1998 upon the exercise of an option granted pursuant to a Stock Option Agreement; its third offering of 60,000 shares of Common Stock pursuant to Rule 504 on June 8, 1998; and its fourth offering of 60,000 shares of Common Stock pursuant to Rule 504 on June 18, 1998. While no offering memorandum was used in connections with these offerings, the business plan of the Company, which was disclosed to each prospective investor, was for the provision of product development, sales and services for the medical industry.

                  In April 1998, the Company issued 2,500 shares of restricted stock to Xavier Calderon in exchange for computer consulting services valued at $4,375.

Item 5. Indemnification of Directors and Officers.

                  Article VI of the Company's Articles of Incorporation contains provisions providing for the indemnification of directors of the Company as follows:

                  "The personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity is hereby eliminated except that such personal liability shall not be eliminated if a judgment or other final adjudication adverse to such director establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the Business Corporation Law.

                  Article VI of the Company's By-Laws contains provisions providing for the indemnification of directors and officers of the Company as follows:

                  Each director and officer of this corporation shall be indemnified by the corporation against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

                  The Company has no other agreements with any of its directors or executive offices providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

                  At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought.

                                    PART F/S

                  The Financial Statements of Surgical required by Regulation S-X commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                                    PART III

Item 1. Index to Exhibits

Item No.          Description

2.1       *       Articles of Incorporation of Surgical Safety Products, Inc., a
                  Florida corporation filed May 15, 1992,

2.2       *       Articles of Amendment filed December 9, 1992

2.3       *       Articles of Amendment filed July 19, 1994

2.4       *       Articles of Amendment filed October 11, 1994

2.5       *       Articles of Incorporation of Sheffeld Acres, Inc.,  a New York
                  Corporation filed May 7, 1993

2.6       *       Articles  of  Merger filed in the State of Florida October 12,
                  1994

2.7       *       Certificate of Merger filed  in the State of New York February
                  8, 1995

2.8       *       Certificate to Do Business in the State of Florida filed April
                  11, 1995

2.9       *       Certificate of Amendment filed May 1, 1998

2.10     *        Bylaws of Sheffeld Acres, Inc.,  now  known as Surgical Safety
                  Products, Inc.

6.1       *       Acquisition of Endex Systems, Inc d/b/a/ InterActive PIE dated
                  December 8, 1997

6.2       *       Prepaid  Capital  Lease  Agreement   with   Community   Health
                  Corporation  relative  to  Sarasota  Medical  Hospital   OASiS
                  Installation dated January 30, 1998

6.3       *       Letter of Intent with United States Surgical Corporation dated
                  February 12, 1998

6.4       *       Form  of  Rockford  Industries,  Inc.  Rental  Agreement   and
                  Equipment Schedule to Master Lease Agreement

6.5       *       Ad-Vantagenet Letter of Intent dated June 19, 1998

6.6       *       Distribution Agreement  with Morrison International Inc. dated
                  September 30, 1996

6.7       *       Distribution Agreement with Hospital News dated August 1, 1997

6.8      *        Clinical  Products  Testing  Agreement  with Sarasota Memorial
                  Hospital dated January 30, 1998

6.9       *       Real Estate Lease for Executive Offices effective June 1, 1998

6.10      *       Employment  Agreement  with  Donald K. Lawrence dated April 1,
                  1997

6.11      *       Employment Agreement with G. Michael Swor dated June 15, 1998

6.12      *       Employment Agreement with Frank M. Clark dated June 15, 1998

6.13      *       Agreement  for Consulting Services with Stockstowatch.com Inc.
                  dated March 30, 1988

6.14      *       Form of Employee Option Agreement dated July 1994

6.15      *       Form of Employee Option Agreement dated 1998

6.16      *       Form of Consultants Option Agreement dated July 1994

6.17      *       Form of Consultants Option Agreement dated 1998

6.18      *       Confidential Private Offering Memorandum dated May 30, 1995

6.19      *       Supplement  to  Private  Offering Memorandum dated October 30,
                  1995

6.20      *       Stock  Option  Agreement with Bay Breeze Enterprises LLC dated
                  April 9, 1998

6.21      *       Revolving Loan Agreement,  Revolving Note,  Security Agreement
                  with SouthTrust Bank dated May 2, 1997
----------
(*  Filed herewith)

Item 2.           Description of Exhibits

                  The documents required to be filed as Exhibits Number 2 and 6 and in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3 , 5 or 7 in Part III of Form 1-A and the reference to such Exhibit Numbers is therefore omitted. The following additional exhibits are filed hereto:

10.1       *      Accountants' Consent from Kerkering, Barberio & Co., P.A., etc

10.2       *      Publisher's  Consent  and Article - Michael W. Bebbington, MD,
                  MHSc and Mark J. Treissman, MD.   The Use of a Surgical Assist
                  Device  to  Reduce  Glove Perforations in Postdelivery Vaginal
                  Repair:  A  Randomized  Controlled Trial.  American Journal of
                  Obstetrics  and  Gynecology,  Vol. 175, No. 1, Part I, October
                  1996

10.3       *      Author's  Consent  and Abstract - Donna J. Haiduven, BSN, MSN,
                  CIC and Maria D. Allo, MD. Evaluation of a One-Handed Surgical
                  Suturing Device to Decrease

                  Intraoperative  Needlestick  Injuries and Glove  Perforations:
                  Phases I & II, Conference on Prevention of Transmission of Bloodborne Pathogens in Surgery and Obstetrics Sponsored by the American College of Surgeons and the Center for Disease Control and Prevention, February 13-15, 1994, Atlanta, GA.

10.4       *      Publisher's  Consents and Article - Mark S. Davis, MD.  Sharps
                  Management  in  Surgery.  Infection  Control  &  Sterilization
                  Technology, Vol. 1, No. 4, April 1995.
-----------
(*  Filed herewith)

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Surgical Safety Products, Inc.
                                                          (Registrant)


Date: September 23, 1998                   By:/s/ Frank M. Clark

                                              Frank M. Clark, President

                                           By:/s/ Donald K. Lawrence

                                              Donald K. Lawrence,
                                              Vice President and Secretary

                                           By:/s/ G. Michael Swor
                                              G. Michael Swor, Treasurer

                         SURGICAL SAFETY PRODUCTS, INC.

                          INDEPENDENT AUDITORS' REPORT,
                            FINANCIAL STATEMENTS AND
                            SUPPLEMENTARY INFORMATION

                           DECEMBER 31, 1997 AND 1996

                                    CONTENTS



                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                 F-1

FINANCIAL STATEMENTS
  Balance Sheets                                                             F-2
  Statements of Operations                                                   F-3
  Statements of Changes in Stockholders' Deficit                             F-4
  Statements of Cash Flows                                                   F-5
  Notes to Financial Statements                                              F-6


SUPPLEMENTARY INFORMATION
  Independent Auditors' Report on Supplementary Information                 F-12
  Schedules of Operating Expenses                                           F-13

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Surgical Safety Products, Inc.

We have audited the accompanying balance sheets of Surgical Safety Products, Inc. as of December 31, 1997 and 1996, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Surgical Safety Products, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                      /s/Kerkering Barberio & Co

Sarasota, Florida
March 27, 1998

                         SURGICAL SAFETY PRODUCTS, INC.

                                 BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1996

     Assets                                     1997                 1996
Current Assets
  Cash                                     $       -            $     5,763
  Trade receivables                          250,125                 28,772
  Other receivables - related party                -                    800
  Inventory                                   11,742                  5,084
    Total current assets                     261,867                 40,419

Furniture and equipment, net                  71,368                 12,471

Other Assets
  Deferred loan costs, net                       412                      -
  Intangible assets, net                      45,102                 46,909
  Software development costs, net             52,486                      -
  Investments                                 13,500                  7,500
  Deposits                                       500                    500
    Total other assets                       112,000                 54,909

Total Assets                               $ 445,235              $ 107,799

Liabilities and Stockholders' Equity (Deficit)  1997                 1996

Current Liabilities
 Bank overdraft                            $  13,984              $       -
 Line of credit                              100,000                      -
 Notes payable - related parties             233,720                      -
 Accounts payable                            117,776                 14,029
 Accrued expenses                             21,131                  6,000
 Accrued interest                             17,667                  7,048
 Stock subscription proceeds payable               -                  5,000
   Total current liabilities                 504,278                 32,077

Stockholders' Equity (Deficit)
 Common stock, $.001 par value,
  20,0000,000 shares authorized;
  9,774,473 and 9,524,473 shares
  issued and outstanding in 1997
  and 1996, respectively                       9,775                  9,525
 Additional paid-in capital                  824,366                810,959
 Accumulated deficit                        (893,184)              (744,762)
  Total stockholders' equity (deficit)       (59,043)                75,722


Total Liabilities and Stockholders'
       Equity (Deficit)                    $ 445,235              $ 107,799














                     The accompanying notes are an integral
                       part of these financial statements.

                         SURGICAL SAFETY PRODUCTS, INC.

                            STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                   1997                 1996
Revenue
 Medical services fees                        $       -              $  46,527
 Medical products sales and technical services   248,760                47,044
  Total revenue                                  248,760                93,571

Costs
 Cost of medical products sold                    22,002                 4,258
  Total costs                                     22,002                 4,258

Gross profit                                     226,758                89,313

Operating expenses                               249,142               211,555
Research and development expenses                109,413                 9,468

Loss from operations                            (131,797)             (131,710)

Other Income (Expense)
 Interest expense                                (15,651)              (36,511)
 Miscellaneous income                              6,626                     -
 Underwriting costs                               (7,600)                    -
 Private placement cost write-off                      -               (54,494)
  Other income (expense), net                    (16,625)              (91,005)

Loss from continuing operations before
     income taxes                               (148,422)             (222,715)

Provision for income taxes                             -                     -

Net loss from continuing operations             (148,422)             (222,715)

Discontinued Operations
 Income from operations of Women's Diagnostic
  Center, Inc.                                         -                31,080
 Gain on disposal of Women's Diagnostic
  Center, Inc.                                         -               141,943

Net loss                                      $ (148,422)            $ (49,692)

Net loss per share from continuing operations $   (0.016)            $  (0.025)

Net loss per share                            $    (0.016)           $  (0.006)


                     The accompanying notes are an integral
                       part of these financial statements.

                         SURGICAL SAFETY PRODUCTS, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

                       YEARS ENDED DECEMBER 1997 AND 1996


                                                       Common Stock
                                                    Shares      Amount

Balances - December 31, 1995                     8,980,843     $  8,981

Issuance of common stock                           543,630          544

Net loss

Balances - December 31, 1996                     9,524,473        9,525

Issuance of common stock                           250,000          250

Net loss

Balances - December 31, 1997                     9,774,473     $  9,775

                                                                  Total
                            Additional                         Stockholders'
                             Paid-in         Accumulated          Equity
                             Capital            Deficit          (Deficit)

                            $  539,688       $  (695,070)      $   (146,401)

                               271,271                              271,815

                                                 (49,692)           (49,692)

                               810,959          (744,762)            75,722

                                13,407                               13,657

                                                (148,422)          (148,422)

                             $ 824,366       $  (893,184)       $   (59,043)























                     The accompanying notes are an integral
                       part of these financial statements.

                         SURGICAL SAFETY PRODUCTS, INC.

                            STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                   1997                 1996
Cash Flows From Operating Activities
 Net loss                                      $ (148,422)          $  (49,692)
 Adjustments to reconcile net loss to cash
  used in operating activities
  Depreciation and amortization                    20,557               43,184
  Bad debt                                              -                5,280
  Write off of private placement costs                  -               54,494
  Gain on disposal of assets                         (396)            (141,943)
  Decrease (increase) in operating assets
   Receivables                                   (220,553)             (39,233)
   Inventory                                       (6,658)               6,969
   Prepaid expenses                                     -                    -
  Increase (decrease) in operating liabilities
   Bank overdraft                                  13,984                    -
   Accounts payable                               103,747              (71,218)
   Accrued expenses                                15,131                8,416
   Accrued interest                                10,619              (32,764)
   Deferred revenue                                     -              (24,750)
   Stock subscription proceeds                     (5,000)
    Total Adjustments                             (68,569)            (191,565)
     Net cash used in operating activities       (215,334)            (241,257)

Cash Flows From Investing Activities
 Proceeds from disposition of wholly-owned
  subsidiary                                            -              497,128
 Proceeds from disposal of assets                   1,100                    -
 Furniture and equipment purchased                (65,958)              (3,501)
 Intangible asset additions                       (57,634)              (2,070)
  Net cash provided by (used in) investing
   activities                                    (122,492)             491,557

Cash Flow From Financing Activities
 Proceeds from related party loans                233,720                    -
 Advances on line of credit                       100,000                    -
 Repayment of stockholder loans                         -             (207,675)
 Repayment of long term debt                            -              (41,854)
 Deferred private placement costs incurred              -               (1,000)
  Net cash provided by (used in)financing
       activities                                 333,720             (250,529)

Net decrease in cash                               (5,763)                (229)
Cash at beginning of year                           5,763                5,992
Cash at end of year                            $        -            $   5,763

                                                    1997                1996
Supplemental Cash flow Information:
 Cash paid for interest                        $     5,032           $  71,808

For purposes of the statement of cash flows, management considers all deposits and financial instruments with original maturities of less than three months to be cash and cash equivalents.

Material non-cash transactions not reflected in the statement of cash flows include:

Year Ended December 31, 1997
 Purchase of assets of Endex Systems, Inc.  through  issuance of stock valued at
  $13,657

Year Ended December 31, 1996
 Assumption of liabilities, including capital lease obligation, pursuant to the sale of wholly-owned subsidiary in the amount of $50,713

Note payable to stockholder in the amount of $239,315 and stock subscription proceeds in amount of $32,500 at December 31 1995 have been converted to equity during fiscal 1996






















                     The accompanying notes are an integral
                       part of these financial statements.

                         SURGICAL SAFETY PRODUCTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

Note 1 - Summary of Significant Accounting Policies
Business Activities
Surgical Safety Products, Inc. (Company) is engaged in product development, sales and services for the medical industry. Its wholly-owned subsidiary, Women's Diagnostic Center of Sarasota, Inc., (WDC) which was incorporated on September 28, 1994, operated a diagnostic clinic specializing in women's health. To focus the Company's growth efforts, the equipment, furniture, accounts receivable, trade name, and goodwill, net of related liabilities, of WDC were sold to Sarasota Memorial Hospital on June 13, 1996. As of December 31, 1996, all business operations of WDC have ceased and the corporation has been liquidated.

Financial Statements
The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

Deferred Private Placement Costs and Stock Subscription Proceeds
In May, 1995 the Company completed the preparation of a self-directed private placement memorandum, which was subsequently amended on October 30, 1995, for the purpose of raising a minimum of $250,000 up to a maximum of $1,000,000 of equity capital by March 31, 1996. Due to the expiration of the private placement memorandum, the deferred private placement costs of $54,494 were expensed in 1996.

Of the $37,500 which was raised through efforts associated with the private placement memorandum, $32,500 or 65,000 shares have been reported on the Statements of Changes in Stockholders' Deficit of these financial statements as an increase in equity. The remaining $5,000 is recorded as a liability at December 31, 1996, and was refunded in 1997.

Accounts Receivable
Accounts receivable consist of amounts due from customers. The balance of $250,125 at December 31, 1997 is due primarily from one customer in the amount of $250,000. Management believes that accounts for both years are fully collectible and therefore has not established a reserve for uncollectible accounts. As of the date of this report, all receivables at December 31, 1997 and 1996 have been collected.

Inventory
Inventory is stated at the lower of cost (first-in, first-out) or market (net realizable value) and consists of finished goods.

                         SURGICAL SAFETY PRODUCTS, INC.

                           DECEMBER 31, 1997 AND 1996

Note 1 - Summary of Significant Accounting Policies (Continued)
Investments
Investments are valued at cost and represent shares of common stock in privately-held companies. Management believes the value of the investments are not below cost. Fair market value is not determinable.

Furniture and Equipment
Purchases of furniture and equipment are recorded at cost. Expenditures for maintenance and repairs which extend the useful life are charged to operations as incurred. Depreciation is provided on an accelerated tax method over the assets' useful lives which range from five to seven years. The difference between the tax method and book method of depreciation is not material to these financial statements.

Intangible Assets
Intangible assets subject to amortization include goodwill, organization costs, trade names and patent costs. Organization costs are being amortized on the straight-line method over five years. Patent costs are being amortized on the straight-line method over seventeen years from the granting of the patent. The other assets are being amortized on the straight-line method over fifteen years.

Software Development Costs
Certain software development costs are capitalized when incurred. Capitalization of software development costs begins upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgement by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life, and changes in software and hardware technologies.

Amortization of capitalized software development costs is calculated using the straight-line basis over a period of five years.

All other research and development costs are charged to expense in the period incurred.

Income Taxes
The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                         SURGICAL SAFETY PRODUCTS, INC.

                           DECEMBER 31, 1997 AND 1996

Note 1 - Summary of Significant Accounting Policies (Continued)
Net Loss Per Share
Net loss per share has been computed by dividing net loss by the weighted average number of shares outstanding during the period. Common stock equivalents have not been included in the computation of weighted average number of shares outstanding since the effect would have been anti-dilutive.

Note 2 - Disposition
On June 13, 1996, the Company's wholly-owned subsidiary, Women's Diagnostic Services, Inc., sold its equipment, furniture, accounts receivable, trade name, and goodwill, net of related liabilities, to Sarasota Memorial Hospital.

The gain on sale of $141,943 was calculated as follows:

   Proceeds

Cash                                                          $ 497,128
Liabilities assumed
 Accrued payroll                                                  3,011
 Capital lease obligation                                        63,500
  Total proceeds                                              $ 563,639

    Net Assets

Trade name                                                    $   4,444
Office equipment                                                  3,350
Goodwill                                                        219,484
Medical equipment                                               103,966
Furniture                                                         4,542
Interest expense                                                 16,338
Accounts receivable                                              69,572
 Total net assets                                               421,696
  Gain on sale                                                $ 141,943
Revenues from Women's Diagnostic Center, Inc. amounted to $282,476 for the period from January 1, 1996 through June 13, 1996.

The related tax expense approximates $28,000. However, due to potential tax benefits, arising from substantial net loss carryforwards, no expense has been recognized in the accompanying financial statements (see Note 8).

                         SURGICAL SAFETY PRODUCTS, INC.

                           DECEMBER 31, 1997 AND 1996

Note 3 - Furniture and Equipment
Furniture and equipment consisted of the following at vDecember 31:

                                                   1997                 1996

Furniture and equipment                          $  38,982            $  14,635
Prototype molds                                     82,778               23,125
                                                   121,760               37,760
Less accumulated depreciation                       50,392               25,289
 Furniture and equipment, net                    $  71,368            $  12,471

Total   depreciation   expense  of  $14,014  and  $20,859  for  1997  and  1996,
respectively,   includes  depreciation  of  asset  rights  under  capital  lease agreement, which was sold with WDC on June 13, 1996.

Note 4 - Line-of-Credit
Effective May 1997, the Company has a line-of-credit in the amount of $100,000 with a financial institution at 1.5% above the prime rate, interest only payments are due monthly with an expiration date of May 2, 2017. The line is due on demand and is secured by inventory, accounts receivable, and equipment. The outstanding balance at December 31, 1997 was $100,000. The interest rate at December 31, 1997 was 10.00%. The line-of-credit is personally guaranteed by the major stockholder.

Note 5 - Related Party Transaction
At December 31, 1997 and 1996, the Company was indebted to the major stockholder in the amount of $197,720 and $0, respectively. In addition, the Company is indebted to an affiliated company owned by the major stockholder. The amount owed at December 31, 1997 and 1996, respectively, is $36,000 and $0. Interest on the notes is 10.00% and amounted to $15,314 and $36,510, for the years ended December 31, 1997 and 1996, respectively. All amounts are due in fiscal 1998 and are unsecured.

During 1996, the Company was indebted to the major stockholder in the amount of $239,315. The Company's Board of Directors and the major stockholder voted to effectively convert the related party debt outstanding at December 31, 1996 of $239,315 to equity by issuing 478,630 shares of restricted common stock at a value of $.50 per share.

The Company leases office space from an entity owned by a major shareholder. Rent expense amounted to $6,912 and $6,902 for the years ending December 31, 1997 and 1996, respectively.

                         SURGICAL SAFETY PRODUCTS, INC.

                           DECEMBER 31, 1997 AND 1996

Note 6 - Software Development Costs
For the year ended December 31, 1997, the Company incurred expenditures related to software development of $162,409, of which $54,653 was capitalized, and the remainder of $107,756 was expensed. Research costs incurred for the year ended December 31, 1996 amounted to $9,468 and were expensed. Amortization expense of software development costs amounted to $2,167 for the year ended December 31, 1997.

Note 7 - Stock Option Plans
On July 21, 1994 the Company adopted two stock option plans. Under one plan 4,955,391 shares of common stock are reserved for the participating employees and directors of the plan (Employees' Plan). Under the other plan 393,459 shares of common stock are reserved for outside business consultants and business advisors to the Company who are participants of the plan (Consultants' Plan). Both plans provide that options may be exercised only after two years from the date of grant but not later than seven years from date of grant. Prior to the exercise of any options, the Company is required to file a Form S-8 with the Securities Exchange Commission to register the shares.

The following summarizes options outstanding at December 31, 1997:

                                 Date         Options       Exercise Price
                               Granted        Granted         Per Share

Employees' Plan             July 21, 1994   4,797,576.0       $  .31563
                           Sept. 21, 1994     157,815.0          .31563
Consultants' Plan           July 21, 1994     392,959.0          .31563
                         January 24, 1995         500.0          .90

Note 8 - Income Taxes
At December 31, 1997, the Company has net operating loss carryforwards of approximately $500,000 which expire during the years 2008 through 2011. The 1997 and 1996 tax benefits relating to the losses incurred in each year amounted to approximately $29,800 and $9,900, respectively. Based on the Company's financial history, there is no basis to conclude that the tax benefits will be realized. Therefore, an allowance equal to the tax benefit has been recorded in the accompanying financial statements for the years ended December 31, 1997 and 1996.

Note 9 - Asset Purchase
On December 8, 1997, the Company purchased the assets of Endex Systems, Inc. for which it issued 250,000 shares of restricted common stock. The Company purchased furniture, equipment and investments valued at approximately $14,000.

                         SURGICAL SAFETY PRODUCTS, INC.

                           DECEMBER 31, 1997 AND 1996

Note 10 - Realization of Assets
The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate the continuation of the Company as a going concern. The Company has sustained substantial losses since inception; is experiencing a cash flow deficiency from operations; and has a deficit in stockholders' equity and a deficit in working capital at December 31, 1997.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon the Company's ability to achieve profitable operations and to obtain additional equity financing. Management believes the Company's prospects for profitability are significant, based on the development of OASiS, a proprietary product, and the recent agreement in which Sarasota Memorial Hospital has agreed to be the alpha testing site by purchasing four OASiS units in 1997. The Company plans on aggressively marketing this product in 1998. Management is considering both equity and debt financing in the range of $2 to $5 million. Management believes these factors will provide the basis for significant growth and profitability in the near term.

Note 11 - Commitments
On January 30, 1998, the Company entered into an agreement with a health care provider in which the provider will perform clinical testing of ten surgical or medical products submitted by the Company. The agreement is for a term not to exceed five years and requires the Company to pay the health care provider a fixed amount of $25,000 for each of the ten studies. The agreement further provides that the Company is obligated to pay the provider $250,000 over the term of the agreement in the event the Company determines not to have the provider perform the clinical testing.

Note 12 - Concentrations
The Company derived 99% of its revenues from one customer during the year ended December 31, 1997. For the year ended December 31, 1996, there were no significant concentrations of revenues.

Note 13 - Year 2000 Issue
Management has determined that the Year 2000 issue is not material to the Company since all of the internal hardware and software utilized by the Company has the capability of being upgraded to support the Year 2000 transactions. Furthermore, the Year 2000 will not impact the operation of the OASiS system since the software for this system does not rely on legacy applications or subsystems. OASiS is designed to handle dates in the form of a two digit month and day and a four digit year, thus avoiding the Year 2000 problem.

However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's systems.

                            SUPPLEMENTARY INFORMATION

            INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION



The Stockholders
Surgical Safety Products, Inc.


We have audited the accompanying financial statements of Surgical Safety Products, Inc. as of and for the years ended December 31, 1997 and 1996, and have issued our report thereon dated March 27, 1998. Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary schedules of operating expenses are presented for purposes of additional information and are not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the examination of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                      /s/Kerkering Barberio & Co

Sarasota, Florida
March 27, 1998

                  SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY

                         SCHEDULES OF OPERATING EXPENSES

                     YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                   1997                 1996

Accounting and legal                            $  16,761            $  13,173
Advertising                                        12,507                2,636
Contract labor                                      2,137                1,743
Meetings/conventions                                9,749                9,628
Depreciation and amortization                      20,557               16,476
Salaries and related expenses                     121,177              106,507
Entertainment                                       6,435                1,713
Freight                                             5,772                  815
Insurance                                           9,479               10,437
Equipment rental                                    3,778                2,383
General and administrative                         11,428               13,195
Rent                                                6,912                6,902
Repairs and maintenance                             3,810                2,736
Supplies                                            8,416                5,400
Taxes                                                 998                1,117
Telephone                                           6,397                8,962
Travel                                              1,991                7,732
Utilities                                             838                    -
                                                $ 249,142            $ 211,555

                         SURGICAL SAFETY PRODUCTS, INC.

                       ACCOUNTANTS' COMPILATION REPORT AND
                              FINANCIAL STATEMENTS


                             JUNE 30, 1998 AND 1997

                                    CONTENTS





                                                                            Page

ACCOUNTANTS' COMPILATION REPORT                                             F-16

FINANCIAL STATEMENTS
  Balance Sheets                                                            F-17
  Statements of Operations                                                  F-18
  Statements of Cash Flows                                                  F-17
  Notes to Financial Statements                                             F-18

                         ACCOUNTANTS' COMPILATION REPORT



The Board of Directors
Surgical Safety Products, Inc.

We have compiled the accompanying balance sheets of Surgical Safety Products, Inc. (a corporation) as of June 30, 1998 and 1997 and the related statements of operations and cash flows for the six months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.


                                                      /s/Kerkering Barberio & Co

Sarasota, Florida
September 3, 1998

                         SURGICAL SAFETY PRODUCTS, INC.

                                 BALANCE SHEETS

                             JUNE 30, 1998 AND 1997
                (UNAUDITED - SEE ACCOUNTANTS' COMPILATION REPORT)

      Assets                                         1998               1997
      ------                                    --------------     -------------

Current Assets
   Cash                                       $      589,522     $          318
   Trade receivables                                       -             20,578
   Other receivables - related party                   1,385                780
   Prepaid expenses                                   22,500                  -
   Inventory                                          14,611              4,731
                                               --------------     --------------
     Total current assets                            628,018             26,407
                                               --------------     --------------

Property and equipment, net                           90,220             65,893
                                               --------------     --------------

Other Assets
   Intangible assets, net                             42,838             47,226
   Software development costs, net                    81,115                  -
   Investments                                        13,500              7,500
   Deposits                                              500                500
                                               --------------     --------------
     Total other assets                              137,953             55,226
                                               --------------     --------------




Total Assets                                  $      856,191     $      147,526
                                               ==============     ==============

Liabilities and Stockholders' Equity (Deficit)      1998               1997
---------------------------------------------- --------------     --------------

Current Liabilities
   Line of credit                             $            -     $       22,500
   Notes payable - related parties                         -            106,000
   Accounts payable                                  124,618             28,307
   Accrued expenses                                   33,923             11,000
   Accrued interest                                        -             10,469
                                               --------------     --------------
     Total current liabilities                       158,541            178,276
                                               --------------     --------------

Stockholders' Equity (Deficit)
   Common stock, $.001 par value,
      20,000,000 shares authorized;
      10,746,973 and 9,524,473 shares
      issued and outstanding in 1998 and
      1997, respectively                              10,747              9,525
   Additional paid-in capital                      1,876,768            810,959
   Accumulated deficit                            (1,189,865)          (851,234)
                                               --------------     --------------
      Total stockholders' equity (deficit)           697,650            (30,750)
                                               --------------     --------------



Total Liabilities and Stockholders' Equity
            (Deficit)                         $      856,191     $      147,526
                                               ==============     ==============















                     The accompanying notes are an integral
                       part of these financial statements.

                         SURGICAL SAFETY PRODUCTS, INC.

                            STATEMENTS OF OPERATIONS

                     SIX MONTHS ENDED JUNE 30, 1998 AND 1997
                (UNAUDITED - SEE ACCOUNTANTS' COMPILATION REPORT)


                                                    1998                1997
                                               --------------     --------------
Revenue
   Medical services fees and product sales    $       15,788     $       15,706
                                               --------------     --------------
      Total revenue                                   15,788             15,706
                                               --------------     --------------

Costs
   Cost of medical products sold                       1,278              2,263
                                               --------------     --------------
      Total costs                                      1,278              2,263
                                               --------------     --------------

Gross profit                                          14,510             13,443

Operating expenses                                   300,717            116,220
                                               --------------     --------------

Loss from operations                                (286,207)          (102,777)
                                               --------------     --------------

Other Income (Expense)
   Interest expense                                  (13,825)            (3,695)
   Interest income                                       851
   Miscellaneous income                                2,500
                                               --------------     --------------
      Other income (expense), net                    (10,474)            (3,695)
                                               --------------     --------------

Loss from operations                                 296,681           (106,472)

Provision for income taxes                                 -                  -
                                               --------------     --------------

Net loss                                      $     (296,681)    $     (106,472)
                                               ==============     ==============


Net loss per share                            $        (.029)    $        (.011)
                                               ==============     ==============









                     The accompanying notes are an integral
                       part of these financial statements.

                         SURGICAL SAFETY PRODUCTS, INC.

                            STATEMENTS OF CASH FLOWS

                 FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997
                (UNAUDITED - SEE ACCOUNTANTS' COMPILATION REPORT)

                                                    1998               1997
                                               --------------     --------------
Cash Flows From Operating Activities
   Net Loss                                   $     (296,681)    $     (106,472)
                                               --------------     --------------
   Adjustments to reconcile net loss to cash
      used in operating activities
      Depreciation and amortization                   23,345              7,851
      Common stock issued for services                91,875
      Decrease (increase) in operating assets
         Receivables                                 248,740              8,214
         Inventory                                    (2,869)               353
      Increase (decrease) in operating liabilities
         Bank overdraft                              (13,894)
         Accounts payable                              6,842             14,278
         Accrued expenses                             12,792              5,000
         Accrued interest                            (17,667)             3,421
         Stock subscription proceeds payable                             (5,000)
                                               --------------     --------------
           Total adjustments                         349,164             34,117
                                               --------------     --------------
              Net cash (used in) provided by
                operating activities                  52,483            (72,355)
                                               --------------     --------------

Cash Flows From Investing Activities
   Furniture and equipment purchased                 (31,971)           (58,697)
   Intangible asset additions                        (36,270)            (2,893)
                                               --------------     --------------
      Net cash used in investing activities          (68,241)           (61,590)
                                               --------------     --------------

Cash Flows From Financing Activities
   Proceeds from related party loans                                    106,000
   Advances/(repayments) on line of credit          (100,000)            22,500
   Repayment of related party loans                 (233,720)
   Issuance of common stock                          939,000
                                               --------------     --------------
      Net cash provided by financing activities      605,280            128,500
                                               --------------     --------------

Net increase (decrease) in cash                      589,522             (5,445)
Cash at beginning of period                                -              5,763
                                               --------------     --------------
Cash at end of period                         $      589,522     $          318
                                               ==============     ==============

                                                     1998              1997
                                               --------------     --------------
Supplemental Cash Flow Information:
   Cash paid for interest                     $       31,492     $          274
                                               ==============     ==============

For purposes of the statement of cash flows, management considers all deposits and financial instruments with original maturities of less than three months to be cash and cash equivalents.

Material non-cash transactions not reflected in the statements of cash flows:

For the six months ended June 30, 1998

- Common stock issued for prepaid media consulting services in the amount of $22,000

There were no material non-cash transactions for the six months ended June 30, 1997.























                     The accompanying notes are an integral
                       part of these financial statements.

                         SURGICAL SAFETY PRODUCTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                (UNAUDITED - SEE ACCOUNTANTS' COMPILATION REPORT)

                             JUNE 30, 1998 AND 1997

Note 1 - Summary of Significant Accounting Policies
Business Activities
Surgical Safety Products, Inc. (Company) is engaged in product development, sales and services for the medical industry. Its corporate headquarters are located in Sarasota, Florida.

Financial Statements
The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

Accounts Receivable
Accounts receivable consist of amounts due from customers. Management believes that accounts receivable are fully collectible and therefore has not established a reserve for uncollectible accounts.

Inventory
Inventory is stated at the lower of cost (first-in, first-out) or market (net realizable value) and consists of finished goods.

Investments
Investments are valued at cost and represent shares of common stock in privately-held companies. Management believes the value of the investments are not below cost. Fair market value is not determinable.

Property and Equipment
Purchases of property and equipment are recorded at cost. Expenditures for maintenance and repairs which extend the useful life are charged to operations as incurred. Depreciation is provided on an accelerated tax method over the assets' useful lives which range from five to seven years. The difference between the tax method and book method of depreciation is not material to these financial statements.

Intangible Assets
Intangible assets subject to amortization include goodwill, organization costs, trade names and patent costs. Intangible assets are being amortized on the straight-line method over terms ranging from five to seventeen years. Amortization expense amounted to $2,676 and $2,576 for the six months ending June 30, 1998 and 1997, respectively.

                         SURGICAL SAFETY PRODUCTS, INC.

                (UNAUDITED - SEE ACCOUNTANTS' COMPILATION REPORT)

                             JUNE 30, 1998 AND 1997

Note 1 - Summary of Significant Accounting Policies (Continued)
Software Development Costs

Certain software development costs are capitalized when incurred. Capitalization of software development costs begins upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgement by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life, and changes in software and hardware technologies.

Amortization of capitalized software development costs is calculated using the straight-line basis over a period of five years. Amortization expense amounted to $7,641 and $0 for the six months ending June 30, 1998 and 1997, respectively.

All other research and development costs are charged to expense in the period incurred.

Income Taxes
The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss Per Share
Net loss per share has been computed by dividing net loss by the weighted average number of shares outstanding during the period. Common stock equivalents have not been included in the computation of weighted average number of shares outstanding since the effect would have been anti-dilutive.

Note 2 - Property and Equipment
Property and equipment consisted of the following at June 30:

                                                        1998            1997
                                                   ------------     ------------

  Property and equipment                          $     70,871     $     17,429
  Prototype molds                                       82,778           79,029
                                                   ------------     ------------
                                                       153,649           96,458
  Less accumulated depreciation                         63,429           30,565
                                                   ------------     ------------
                                                  $     90,220     $     65,893
                                                   ============     ============

                         SURGICAL SAFETY PRODUCTS, INC.

                (UNAUDITED - SEE ACCOUNTANTS' COMPILATION REPORT)

                             JUNE 30, 1998 AND 1997

Note 2 - Property and Equipment (Continued)
Total depreciation expense amounted to $13,029 and $5,276 for the six months ended June 30, 1998 and 1997, respectively.

Note 3 - Line-of-Credit
Effective May 1997, the Company has a line-of-credit in the amount of $100,000 with a financial institution at 1.5% above the prime rate, interest only payments are due monthly with an expiration date of May 2, 2017. The line is due on demand and is secured by inventory, accounts receivable, and equipment. The line-of-credit is personally guaranteed by the major stockholder.


Note 4 - Related Party Transaction
At June 30, 1997 the Company was indebted to the major stockholder in the amount of $100,000. In addition, the Company is indebted to an affiliated company owned by the major stockholder in the amount of $6,000. Interest on the notes is 10.00% and amounted to $3,695 for the six months ended June 30, 1997. All amounts outstanding were paid at June 30, 1998. For the six months ending June 30, 1998, related interest expense amounted to $13,825.

The Company leases office space from an entity owned by a major shareholder. Rent expense amounted to $9,750 and $3,531 for the six months ended June 30, 1998 and 1997, respectively.

Note 5 - Stockholders' Equity
For the six months ended June 30, 1997, there were no new shares of common stock issued or repurchased by the Company. The Company recognized a net loss of $106,472 for the six months ended June 30, 1997.

The following reflects the activity in stockholders' equity for the six months ended June 30, 1998:

                                                              Common Stock        Additional
                                                 Number of                         Paid-In           Accumulated
                                                 Shares            Amount          Capital          Deficit
Balances at December 31, 1997                    9,774,473    $       9,775   $      824,366     $      (893,184)

Common stock issued for
  services                                         452,500              452          113,922

Common stock issued for
  cash                                             520,000              520          938,480

Net loss                                                                                                (296,681)

Balances at June 30, 1998                       10,746,973    $      10,747   $    1,876,768     $    (1,189,865)
                                                ==========    =============   ==============     ===============

                         SURGICAL SAFETY PRODUCTS, INC.

                (UNAUDITED - SEE ACCOUNTANTS' COMPILATION REPORT)

                             JUNE 30, 1998 AND 1997

Note 6 - Income Taxes
At June 30, 1998, the company has net operating losses of approximately $700,000 which expire during the years 2008 through 2011. The tax benefits relating to the losses incurred in each of the six months ended June 30, 1998 and 1997 amounted to approximately $67,000 and $36,000, respectively. Based on the Company's financial history, there is no basis to conclude that the tax benefits will be realized. Therefore, an allowance equal to the tax benefit has been recorded in the accompanying financial statements for the six months ended June 30, 1998 and 1997.

Note 7 - Concentrations
The Company derived 97% and 99% of its revenues from one customer during the six months ended June 30, 1998 and 1997, respectively.

Note 8 - Commitments
On January 30, 1998, the Company entered into an agreement with a health care provider in which the provider will perform clinical testing of ten surgical or medical products submitted by the Company. The agreement is for a term not to exceed five years and requires the Company to pay the health care provider a fixed amount of $25,000 for each of the ten studies. The agreement further provides that the Company is obligated to pay the provider $250,000 over the term of the agreement in the event the Company determines not to have the provider perform the clinical testing.

Note 9 - Lease Commitments
On June 1, 1998, the Company entered into an agreement to lease office space from an affiliated entity. The lease term expires on May 31, 2000 with automatic one year renewals. Minimum lease payments are as follows:

         1998                                             $      21,000
         1999                                             $      42,000
         2000                                             $      17,500

Note 10 - Contingencies
In July 1998 the Company was named in a complaint brought by one of its vendors relative to breach of contract for specific performance. Legal counsel of the Company has filed a motion to dismiss said complaint. As of the date of this report, a determination cannot be made as to the outcome or potential loss, if any, to the Company.

                         SURGICAL SAFETY PRODUCTS, INC.

                (UNAUDITED - SEE ACCOUNTANTS' COMPILATION REPORT)

                             JUNE 30, 1998 AND 1997

Note 11 - Realization of Assets
The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate the continuation of the Company as a going concern. The Company has sustained substantial losses since inception and has accumulated deficits of $1,189,865 as of June 30, 1998. It also has minimal revenues for the six months ending June 30, 1998.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon the Company's ability to achieve profitable operations and to obtain additional equity financing.

Management believes the Company's prospects for profitability are significant, based on the development of OASiS, a proprietary product, and an agreement in which Sarasota Memorial Hospital (SMH) has agreed to be the alpha testing site by purchasing four OASiS units in 1997. In 1998, the Company introduced a new version of the OASiS software which is currently being used at Sarasota Memorial Hospital. With the success and acceptance of the new version of OASiS at SMH, the Company is now focusing on more aggressively marketing the product to other medical facilities. Management has hired additional personnel who will be responsible for the sales and marketing functions. Management is also considering both equity and debt financing in the range of $2 to $5 million. Management believes these factors will provide the basis for significant growth and profitability in the near term.

Note 12 - Year 2000 Issue
Management has determined that the Year 2000 issue is not material to the Company since all of the internal hardware and software utilized by the Company has the capability of being upgraded to support the Year 2000 transactions. Furthermore, the Year 2000 will not impact the operation of the OASiS system since the software for this system does not rely on legacy applications or subsystems. OASiS is designed to handle dates in the form of a two digit month and day and a four digit year, thus avoiding the Year 2000 problem.

However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's systems.

EXHIBIT 2.1
                            ARTICLES OF INCORPORATION
                                       OF
                                  INCORPORATION

SURGICAL SAFETY PRODUCTS, INC.

The undersigned incorporator of these Articles of Incorporation, a natural person competent to contract, hereby forms a Corporation for profit under the laws of the State of Florida.


ARTICLE I

         NAME: The name of this Corporation is: SURGICAL SAFETY
               PRODUCTS, INC., a Florida Corporation.

ARTICLE II

         CORPORATE PURPOSES: The corporate purposes are:

         To engage in any lawful act or activity for which corporations may be organized under the laws of the State of Florida.

         To purchase, sell, lease, let, demise, and/or subdivide all real or personal property wheresoever situate; to make, purchase or sell materials for the construction of buildings; to erect buildings, to own, manage, operate, lease and sell buildings; to conduct and carry on the business of builders, developers, subdividers and contractors, for the purpose of building, erecting, altering, repairing or doing any other work in connection with any and all classes of buildings and improvements to real property of any kind or nature whatsoever and in connection with the division, subdivision, and development of real property, including the locating, laying out and construction of roads, avenues, docks, slips, sewers, bridges, wells, walls, seawalls, canals and water and sewer plants, and in general to do and perform all of the foregoing in connection with all classes of buildings, erections and works, both public and private, or integral parts thereof.

         To conduct a general brokerage, agency and commission business in the purchase, leasing, sale and the management of real estate and improvements for others and negotiation of loans and contracts concerning the same; to purchase and sell for others, personal property, stocks, bonds and notes, to negotiate loans thereon for others; to act as Trustee in Deeds of Trust or Mortgages on real or personal property or any evidence of value to secure the same.

         To contract debts and borrow money, issue and sell or pledge bonds, debentures, notes and other evidences of indebtedness and execute such Mortgages, transfers of corporate property, or other instruments as are necessary to secure the payment of corporate indebtedness.

         To purchase the corporate assets of any other corporation, and engage in the same or other character of business.

         To loan the monies of the corporation and to take back mortgages as security therefor on both real and personal property.

         To guarantee, endorse, purchase, hold, sell, transfer, mortgage, pledge or otherwise acquire or' dispose of the shares of the capital stock of, or any bonds, securities, or other evidences of indebtedness created by any other corporation of the State of Florida, or any other State or Government, and while the owner of such stock to exercise all the rights, powers and privileges of ownership, including the right to vote such stock.

         To act as nominee or agent for the purpose of land acquisition, development, sales and financing.

         To act as a General Partner in Limited Partnerships which will engage in activities contemplated by this Article and to perform all services necessary or desirable in connection therewith, and to act as nominee for the purpose of acquiring, financing and transferring real and personal property.

         To manufacture, purchase, or otherwise acquire, and to own, mortgage, pledge, sell, assign, transfer, or otherwise dispose of, and to invest in, trade in, deal in and with goods, wares, merchandise, real and personal property, and services of every class, kind and description; except that it is not to conduct a banking, safe deposit, trust, insurance surety, express, railroad, canal, telegraph, telephone, cemetery, professional engineering or surveying company, a building and loan association, mutual fire insurance association, cooperative loan association, fraternal benefit society, state fair or exposition.

ARTICLE III

         CAPITAL STOCK: The shares of stock of this corporation shall consist of only one class. The maximum number of shares of Stock that this Corporation is authorized to have outstanding at any one time is: 10,000 shares of Common Stock.

ARTICLE IV

         INITIAL CAPITAL: The amount of capital with which this corporation will begin business will not be less than $500.00.

ARTICLE V

         TERM OF EXISTENCE: This Corporation is to exist perpetually.

ARTICLE VI

         REGISTERED OFFICE AND AGENT: The initial street address of the registered office of this Corporation in the State of Florida is: 4485 South Shade Avenue, Sarasota, Florida .34231. The Board of Directors may from time to time move the registered office to any other address in Florida. The initial registered agent at the aforesaid address shall be G. Michael Swor. The mailing address of the corporation is the same as the Registered Office.

ARTICLE VII

         DIRECTORS: This Corporation shall have five (5) Directors. The number of Directors may be modified from time to time by Bylaws adopted by the Stockholders.

ARTICLE VIII

         INCORPORATOR: The name and street address of the incorporator to these Articles of Incorporation is as follows:

                  NAME                               ADDRESS
                  G. Michael Swor                    4485 South Shade Avenue
                                                     Sarasota, Florida 34231

ARTICLE IX

         SHAREHOLDER'S PREEMPTIVE RIGHTS: The Corporation elects to have preemptive rights and each shareholder of any class of stock of this Corporation shall be entitled to full preemptive rights to purchase any unissued or treasury shares of the Corporation and securities of the Corporation convertible into or carrying a right to subscribe to or acquire shares of any such unissued or treasury shares.

ARTICLE X

         AMENDMENT: These Articles of Incorporation may be amended by Resolution adopted by the Board of Directors, proposed by them to the Stockholders and approved at a Stockholders Meeting by a majority of the Stock entitled to vote thereon.

The undersigned Incorporator has executed these Articles this 13th day of May 1992.

                                                     /s/ G.Michael Swor
                                                     G. Michael Swor
                                                     "INCORPORATOR"
STATE OF FLORIDA
COUNTY OF SARASOTA

     The foregoing instrument was acknowledged before me this 13th day of May, 1992, by G. Michael Swor as Incorporator of Surgical Safety Products, Inc. a Florida corporation, on behalf of the corporation he/she is personally known to me or has produced as identification and who did (did not take an oath.


                                                      /s/ Sam D. Norton
                                                     Name: Sam D. Norton
                                                     Notary Public


My Commission Expires:                               SAM D. NORTON
                                                     MY COMMISSION EXPIRES
                                                     March 31,1993
                                    BONDED THRU NOTARY PUBLIC UNDERWRITERS

         Having been named Registered Agent to accept service of process for the above stated corporation at registered office designated in the articles, I hereby accept such designation and agree to serve as Registered Agent.

                                                   /s/ G. Michael Swor
                                                       G. Michael Swor
STATE OF FLORIDA
COUNTY OF SARASOTA

The foregoing instrument was acknowledged before me this 13th day of May 1992, by G. Michael Swor, as registered agent, who is personally known to me or who has produced N/A as identification and did (did not)take an oath.

                                                  /s/ Sam D.Norton
                                                      Name: Sam D. Norton
                                                      Notary Public

My Commission Expires:
                                            SAM D. NORTON
                                            My COMMISSION EXPIRES
                                            March 31, 1993
                                    BONDED THRU NOTARY PUBLIC UNDERWRITERS

                          FLORIDA DEPARTMENT OF STATE
                                   Jim Smith
                               Secretary of State

December 17, 1992

SAM D. NORTON
1819 MAIN ST., SUITE 610
SARASOTA, FL 34236

Re: Document Number V36535

The Articles of Amendment to the Articles of Incorporation of SURGICAL SAFETY PRODUCTS, INC., a Florida corporation, were filed on December 9,1992.

Should  you  have  any  questions   regarding  this  matter,   please  telephone
(904)487-6050, the Amendment Filing Section.

Velma Shepard
Corporate Specialist
Division of Corporations

Letter Number: 792AO0009185
Division of Corporations  P.O.BOX 6327  Tallahassee, FL 32314

EXHIBIT 2.2
                              ARTICLES OF AMENDMENT
                        TO THE ARTICLES OF INCORPORATION
                        OF SURGICAL SAFETY PRODUCTS, INC.

         Pursuant to Florida Statute Section 607.1006, the Articles a Incorporation of the above-named corporation (the "Corporation") are hereby amended, pursuant to a written consent in lieu of meeting executed by all of the stockholders and directors of the Corporation dated the 1st day of June 1992, as follows:

         1.       The name of the corporation is:

                           SURGICAL SAFETY PRODUCTS, INC.

         2. Article III of the Articles of Incorporation of the corporation entitled "Capital Stock" is hereby deleted in its entirety and replaced with the following in its place and stead:

         Article III. CAPITAL STOCK

         The shares of stock of this Corporation shall consist of only on* class. The Corporation shall not authorize the issuance of shares in series. The maximum number of shares of stock that the corporation is authorized to have outstanding at any one time is 20,000 shares of common stock.

        3. Article IX entitled "Shareholders Preemptive Rights" is hereby deleted in its entirety.

         4. The foregoing amendments were adopted on the 1st day of June 1992.

         5. The foregoing amendments were approved by unanimous consent of all stockholders and directors entitled to vote pursuant to Section 607.1006 of Florida Statutes.

         IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment to the Articles of Incorporation of the Corporation this 1st day of June 1992.

                                               /s/ G. Michael Swor
                                                   G. Michael Swor
                                                   President and Director
STATE of FLORIDA
COUNTY of SARASOTA

         The foregoing instrument was acknowledged before me this 1st day of June, 1992, by G. Michael Swor, President and Director of SURGICAL SAFETY PRODUCTS, INC.,a Florida corporation on behalf of said corporation. He is personally known to me ____________________as identification and (did not) take an oath.

                           /s/ Nancy Reeves
                            Notary Public

My Commission Expires:

NOTARY PUBLIC STATE OF FLORIDA

EXHIBIT 2.3
                              ARTICLES OF AMENDMENT
                        TO THE ARTICLES OF INCORPORATION
                       OF SURGICAL SAFETY PRODUCTS, INC.,

         Pursuant to Florida Statute Section 607.1006, the Articles of Incorporation of the above-named corporation (the "Corporation") are hereby amended, pursuant to a written consent in lieu of meeting executed by the stockholder holding the majority of the outstanding shares of stock and by all of the director of the Corporation dated the 6th day of July, 1994, as follows:

1.       The name of the Corporation is:

         SURGICAL SAFETY PRODUCTS, INC.

2. Article III of the Articles f Incorporation, as amended, entitled "Capital Stock" is hereby deleted in its entirety and replaced with the following in tits place and stead:

         Article II. CAPITOL STOCK

                  The shares of stock of this Corporation shall consist of only one class. The Corporation shall not authorize the issuance of shares in series. The maximum number of shares of stock that the corporation is authorized to have outstanding at any one time is 100,000 shares of common stock.

3. The foregoing amendments were adopted on the 6th day of July, 1994.

4. The number of votes cast for the amendment by the shareholders was sufficient for approval pursuant to Section
607.1006 of Florida Statutes.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment to the Articles of Incorporation of the Corporation this 6th day of July, 1994.

                                                     /s/ G. Michael Swor
                                                     G. Michael Swor
                                                     President and CEO
STATE OF FLORIDA
COUNTY OF SARASOTA

The foregoing instrument was acknowledged before me this 6th day of July, 1994, by G. Michael Swor, President and CEO of Surgical Safety Products, Inc., a Florida corporation on behalf of said corporation. He is personally known to me or has produced _____ ________ as identification and did (did not) take an oath.

                                                     /s/ E.Jane Hall
                                                     E. Jane Hall
                                                     Notary Public
My Commission Expires:   (Notary Stamp)
                                            E. JANE HALL
                                            My Comm Exp 6/01/98
                                            Bonded by Service, Inc,
                                            No. CC377490

EXHIBIT 2.4
                             ARTICLES OF AMENDMENT
                         TO THE ARTICLES OF INCORPORATION
                         OF SURGICAL SAFETY PRODUCTS, INC.

         Pursuant to Florida Statue Section 607.1006, the Articles of Incorporation of the above-named corporation (the "Corporation") are hereby amended, pursuant to a written consent in lieu of meeting executed by a majority of the stockholders and directions of the Corporation dated the 6th day of October, 1994, as follows:

         1.       The name of the corporation is:

                  SURGICAL SAFETY PRODUCTS, INC.

         2. Article III of the Articles of Incorporation of the corporation, as amended, entitled "Capital Stock" is hereby deleted in its entirety and replaced with the following in its place and stead:

                           Article III.              CAPITAL STOCK

         The shares of stock of this Corporation shall consist of only one class. The Corporation shall not authorize the issuance of shares in series. The maximum number of shares of stock that the corporation is authorized to have outstanding at any one time is 20,000,000 shares of common stock, having a par value of $.001 dollars per share.

         3. Article IV of the Articles of Incorporation of the corporation, as amended, entitled "Directors" is hereby deleted in its entirety and replaced with the following in its place and stead:
                           Article IV.               DIRECTORS

         This Corporation shall have six (6) directors. The number of directors may be modified from time to time by the Bylaws adopted by the stockholders.

         4. The foregoing amendments were adopted on the 6th day of OCTOBER, 1994.

         5.       The number of votes cast by the members of shareholders

was sufficient for approval.

         6. The foregoing amendments were approved by the majority consent of all stockholders and unanimous consent for all directors entitled to vote pursuant to Section 607.1006 of the Florida Statutes.

         IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment to the Articles of Incorporation of the Corporation this 6th day of OCTOBER, 1994.


                                                     \s\ G. Michael Swor
                                                     G. Michael Swor
                                                     President and Director

STATE OF FLORIDA
COUNTY OF SARASOTA

         The foregoing instrument was acknowledged before me this 6th day of October, 1994, by G. MICHAEL SWOR, President and Director of SURGICAL SAFETY PRODUCTS, INC., a Florida corporation on behalf of said corporation. He is personally known to me or had produced ___________________ as identification and did (did not) take an oath.

                                                  /s/ Sam D.Norton
                                                     Notary Public

My Commission Expires: (Notary Stamp)
                                                  SAM D. NORTON
                                                  MY COMMISSION #00282101
                                                  EXPIRES MARCH 31, 1997
                                         Bonded thru Notary Public Underwriters

EXHIBIT 2.5

                       ARTICLES OF INCORPORATION OF
                           SHEFFELD ACRES, INC.

Under Section 402 of the Business Corporation Law.

KNOWN ALL PERSONS BY THESE PRESENTS, that the undersigned, for the purpose of forming a corporation pursuant to Section 402 of the Business Corporation Law of the State of New York, does hereby certify and set forth:

                          ARTICLE I -- Name

The name of this corporation is SHEFFELD ACRES, INC.

                     ARTICLE II -- Purposes and Powers

Section 1. Purpose. The purpose(s) for which the corporation is formed are:

         To engage in any lawful act or activity for which corporation may be organized under the business corporation law, provided that the corporation is not formed to engage in any act or activity which requires the act or approval of any state official, department, board, agency or other body without such approval or consent first being obtained.

         To carry on a general mercantile, industrial, investing and trading business in all its branches; to devise, invent, manufacture, fabricate, assemble, install, service, maintain, alter, buy, sell, import, export, license as licenser or licensee, leases lessor or lessee, distribute, job, enter into, negotiate, execute, acquire, and assign contracts in respect of, acquire, receive, grant, and assign licensing arrangements, portions, franchises, and other rights in respect of and generally deal in and with at wholesale and retail, as principal, and as sales, business, special, or general agent, representative, broker, factor, merchant, distributor, jobber, advisor, or in any other lawful capacity, goods, wares, merchandise, commodities, and unimproved, improved, finished, processed and other real, personal and mixed property of any and all kinds, together with the components, resultants and by-products thereof..

         To create, manufacture, contract for, sell, import, export, distribute, job and generally deal in and with, whether at wholesale or retail, and as principal, agent, broker, factor, commission merchant, licenser, licensee or otherwise, any and all kinds of goods, wars, and merchandise, and in connection therewith or independent thereof, to establish and maintain, by any manner or means, buying offices, distribution centers, specialty and other shops, stores, mail-order establishments, concessions, leased departments, and any and all other departments, sites and location necessary, convenient or useful in the furtherance of any business of the corporation.

         To acquire by purchase, subscription, underwriting or otherwise, and to own, hold for investment, or otherwise, and to use, sell, assign, transfer, mortgage, pledge, exchange or otherwise dispose of real and personal property of every sort and description and wheresoever situated, including shares of stock, bonds, debentures, notes, scrip, securities, evidences of indebtedness, contracts or obligations of any corporation or association, whether domestic or foreign, or of any firm or individual or of the United States or any state, territory or dependency of the United States or any foreign country, or any municipality or local authority within or without the United States, and also to issue in exchange therefore, stocks, bonds or other securities or evidences of indebtedness of this corporation and, while the owner or holder of any such property, to receive, collect and dispose of the interest, dividends and income on or from such property and to possess and exercise in respect thereto all of the rights, powers and privileges of ownership. Including all voting powers thereon.

         To construct, build purchase, lease or otherwise acquire, equip, hold, own, improve, develop, manage, maintain, control, operate, lease, mortgage, create liens upon, sell convey or otherwise dispose of and turn to account, any and all plants, machinery, works, implements and things or property, real and personal, of every kind and description, incidental to, connected with, or suitable, necessary or convenient for any of the purposes enumerated herein, including all or any part or parts of the properties, assets, business and good will of any persons, firms, associations or corporations.

         The powers, right and privileges provided in this certificate are not to be deemed to be in limitation of similar, other or additional powers, rights and privileges granted or permitted to a corporation by the Business Corporation Law, it being intended that this corporation shall have all the rights, powers and privileges granted or permitted to a corporation by such statute.

         ARTICLE III -- Corporation Office

         The office of the corporation is to be located in the County of Monroe, State of New York.

         ARTICLE IV -- Number of Shares

         The aggregate number of shares which the corporation shall have the authority to issue is Twenty Million (20,000,000), all of which shall have a par value of One ($.001) Mill.

         ARTICLE V -- Agent for the Corporation

         The Secretary of State is designated as agent of the corporation upon whom process against it may be served. The post office address to which the Secretary of State shall mail a copy of any process against the corporation served upon him is:

                                            87 Armstrong Road
                                            Rochester, New York   14616

         ARTICLE VI -- Directors Liability

         The personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity is hereby eliminated except that such personal liability shall not be eliminated if a judgment or other final adjudication adverse to such director establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the Business Corporation Law.

         No shareholder of this corporation shall have a preemptive right because of his shareholdings to have first offered to him any part of any of the presently authorized shares of this corporation hereafter issued, optioned or sold, or any part of any debentures, bonds, notes or securities of this corporation convertible into shares hereafter issued, optioned or sold by the corporation. This provision shall operate to defeat rights in all shares and classes of shares now authorized and in all debentures, bonds, notes or securities of the corporation which may be convertible in to shares and also to defeat preemptive rights in any and all shares and classes of shares and securities convertible into shares which this corporation may be hereafter authorized to issue by any amended certificate duly filed.

         IN WITNESS WHEREOF, this certificate has been subscribed to this 4th day of May 1993 by the undersigned, who affirms that the statements made herein are true under the penalties of perjury.


                                                     /S/ Morris Diamond
                                                     MORRIS DIAMOND
                                                     105 SOUTHERN PARKWAY
                                                     ROCHESTER, NEW YORK   14618

EXHIBIT 2.6
                           ARTICLES OF MERGER OF
                        SURGICAL SAFETY PRODUCTS, INC.

         The undersigned corporations, pursuant to Section 907 of the New York Business Corporation Law and Sections 607.1101 et. seq.
of the Florida statutes, hereby execute the following Articles of Merger and set forth:
                                       ONE

         See Plan of Merger attached hereto.

                                       TWO

         The Articles of Merger shall become effective at 12:00 am on Monday, October 10, 1994.

                                      THREE

         (a) The Plan of Merger was adopted by the shareholders of Sheffeld Acres, Inc. on September 26, 1994.

         (b) The Plan of Merger was adopted by the shareholders of Surgical Safety Products, Inc. on September 26, 1994.

         The undersigned Secretary of Surgical Safety Products, Inc. declares that the facts herein stated are true.

                                                  \s\ Jim Stuart
                                                 Surgical Safety Products, Inc.
                                                 By: Jim Stuart, Secretary

         The undersigned Secretary of Sheffeld Acres, Inc. declares that the facts herein stated are true.

                                                   \s\ Jim Stuart
                                                 Surgical Safety Products, Inc.
                                                 By: Jim Stuart, Secretary

                                 PLAN OF MERGER
                          SHEFFELD ACRES INC. WITH AND
                       INTO SURGICAL SAFETY PRODUCTS, INC.

         Plan of merger, dated September 26, 1994, between Surgical Safety Products, Inc., a Florida corporation (herein sometimes referred to as "SSP" or "the surviving corporation"), and Sheffeld Acres Inc., a New York corporation, (herein sometimes referred to as "Sheffeld" or the "merged corporation").

         WHEREAS, SSP is a corporation organized and existing under and by the virtue of the laws of the State of Florida and;

         WHEREAS, Sheffeld is a corporation organized and existing under and by the virtue of the laws of the State of New York and;

         WHEREAS, the board of directors of SSP and Sheffeld, the parties hereto, deem it desirable and in the best interests of the corporations and their shareholders that Sheffeld be merged into SSP.

         NOW, THEREFORE and in consideration of the foregoing and the mutual promises and covenants, and subject to the conditions herein set forth, the constituent corporations agree as follows:

         1. The names of the constituent corporations are Surgical Safety Products, Inc., and Sheffeld Acres Inc.

         2. The name of the surviving corporation is Surgical Safety Products, Inc.

         3. As to each constituent corporation, the designation and number of outstanding shares of each class and series and the voting rights, are as follows:

SURGICAL SAFETY PRODUCTS, INC.

                                                              Classes and
                              Classes and                   series entitled
                             series entitled                   to vote
Designation    Number           to vote                       as to class

Common stock   21,383       Common stock only               Common stock only

SHEFFELD ACRES INC.
                                                              Classes and
                              Classes and                    series entitled
                            series entitled                     to vote
Designation    Number           to vote                        as to class

Common stock  8,936,440    Common stock only                Common stock only

         4. Upon such merger, the separate corporate existence of Sheffeld shall cease and the surviving corporation shall become the owner, without other transfer, of all the rights and property of the constituent corporations, and the surviving corporation shall become subject to all the liabilities. Obligations and penalties of the constituent corporations.

         5. The purposes, county where the principal office for the transaction of business shall be located, number of directors, and capital stock of the surviving corporation shall be as appears in the Articles of Incorporation of the surviving corporation as amended and as herein set forth.

         6. The Articles of Incorporation of Surgical Safety Products, Inc., shall on the effective date of the merger be amended to read as herein set forth in Exhibit A attached hereto.

         7. The bylaws of Surgical Safety Products, Inc., as in effect on the effective date, shall be the bylaws of the surviving corporation until the same shall be altered, amended, or repealed, or until new bylaws are adopted as provided therein.

         8. The names and addresses of the persons who shall constitute the board of directors of the surviving corporation, and who shall hold office until the first annual meeting of the shareholders of the surviving corporation are attached hereto as Exhibit B.

         9. The manner of converting the shares of constituent corporations into shares of these surviving corporation shall be as follows:

                  (a) Each share of common stock of the par value of $0.001 per share of Sheffeld, issued and outstanding on the effective date of the merger shall continue to be one share of common stock of no par value per share of the surviving corporation, and

                  (b) Each share of common stock of no par value per share of SSP, issued and outstanding on the effective date of the merger shall be changed and converted into 308 shares of common stock, no par value per share of the surviving corporation, which shares of common stock of the surviving corporation shall thereupon be issued and outstanding, provided, however, that no fractional shares to which any holder of the common stock of SSP would otherwise be entitled as a result of the conversion, a payment in cash shall be made equal to the value of such fraction, based on the market value of such common stock on the effective date.

                  (c) any and all shares of common stock of Sheffeld held by Sheffeld in its treasury on the effective date of the merger shall forthwith be surrendered to the surviving corporation for cancellation, and no shares of the surviving shall be issued or issuable in respect thereof.

                  (d) After the effective date of the merger, holders of certificates for shares of common stock in Sheffeld shall surrender them to the surviving corporation, or its duly appointed agent, in such manner as the surviving shall legally require. On receipt of said share, certificates, the surviving corporation shall issue in exchange therefor a certificate of shares of common stock in surviving corporation representing the number of shares of such stock to which such holder shall be entitled as herein above set forth.

                  (e) In addition such shareholder shall be entitled to receive any dividends on such shares of common stock of the surviving corporation which may have been declared and paid between the effective date of the merger and the issuance to the shareholder of the certificate of such common stock. certificates of common stock of Sheffeld shall not be entitled to dividends payable on shares of stock in the surviving corporation unless and until said shareholders of such certificates have been issued certificates of common stock in surviving corporation as herein above provided.

         10. The surviving corporation shall not, prior to the effective date of the merger, engage in any activity or transaction other than in the ordinary course of business, except as contemplated by this plan.

         11. This  merger  shall  be  submitted  to  the  shareholders  of   the
constituent corporations for their approval in the manner provided or the applicable laws of the States New York and

Florida, at meeting to be held on or before September 26, 1994, or at such other time as the boards of directors of the constituent corporations shall agree

         12. The directors of either constituent corporation may, in their discretion, abandon this merger subject to the rights of third parties under contracts relating thereto, without further action or approval by the shareholders of the corporation, at any time the merger has been completed.

         This plan of merger may be executed in any number of counterparts, and all such counterparts and copies shall be and constitute an original instrument.

         In witness whereof, the parties hereto have caused this plan of merger to be executed by their respective officers and directors and have caused their respective corporation seals to impressed hereon on this 9th day of September, 1994.

         Dated 9 September, 1994.

SURGICAL SAFETY PRODUCTS, INC.                         SHEFFELD ACRES INC.


By:\s\ G. Michael Swor                                 By:\s\ G. Michael Swor
         President                                             President

                                STATE OF FLORIDA

                              Department of State

I certify that the attached is a true and correct copy of the Articles of Incorporation of SURGICAL SAFETY PRODUCTS, INC., a corporation organized under the Laws of the State of Florida, filed on May 15, 1992, as shown by the records of this office.

The document number of this corporation is V36535.

                                                     Given under my hand and the
                                                     Great  Seal of the State of
                                                     Florida at Tallahassee, the
                                                     Capital,  this the 15th day
                                                     of May, 1992

         (SEAL)
                                                      \s\ Jim Smith
                                                          Jim Smith
                                                          Secretary of State

                            ARTICLES OF INCORPORATION
                                       OF
                         SURGICAL SAFETY PRODUCTS, INC.

         The undersigned subscriber to these Articles of Incorporation, a natural person competent to contract, hereby forms a Corporation for profit under the laws of the State of Florida.

                                 ARTICLE I. NAME

                  The name of the Corporation is: SURGICAL SAFETY
PRODUCTS, INC, a Florida Corporation.

                         ARTICLE II. NATURE OF BUSINESS

         CORPORATE PURPOSES: The corporate purposes are:

         To engage in any lawful act or activity for which corporations may be organized under the laws of the State of Florida.
         To purchase, sell, lease, let, demise, and/or subdivide all real or personal property wheresoever situate; to make, purchase or sell materials for the construction of buildings; to erect buildings, to own, manage, operate, lease and sell buildings; to conduct any carry on the business of builders, developers, subdividers and contractors, for the purpose of building, erecting, altering, repairing or doing any other work in connection with any and all classes of buildings and improvements to real property of any kind or nature whatsoever and in connection with the division, subdivisions, and development of real property, including the locating, laying out and construction of roads, avenues, docks, slips, sewers, bridges, wells, walls, seawalls, canals and water and sewer plants, and in general to do and perform all of the foregoing in connection with all classes of buildings erection and works, both public and private, or integral parts thereof.

         To conduct a general brokerage, agency and commission business in the purchase, leasing, sale and the management of real estate and improvements for others and negotiation of loans and contracts concerning the same; to purchase and sell for others, personal property, stocks, bonds and notes, to negotiate loans thereon for others; to act as Trustee in Deeds of Trust or Mortgages on real or personal property or any evidence of value to secure the same.

         To contract debts and borrow money, issue and sell or pledge bonds, debentures, notes and other evidence of indebtedness and execute such Mortgages, transfers of corporate property, or other instruments as are necessary to secure the payment of corporate indebtedness.

         To purchase the corporate assets of any other corporation, and engage in the name or other character of business.

         To loan the monies of the corporation and to take back mortgages as security therefor on both real and personal property.

         To guarantee, endorse, purchase, hold, sell, transfer, mortgage, pledge or otherwise acquire or dispose of the shares of the capital stock of, or any bonds, securities, or other evidences of indebtedness created by any other corporation of the State of Florida, or any other State or Government, and while the owner of such stock to exercise all the rights, powers and privileges of ownership, including the right to vote such stock.

         To act as nominee or agent for the purpose of land acquisition, development, sales and financing.

         To act as a General Partner in Limited Partnerships which will engage in activities contemplated by this Article and to perform all services necessary or desirable in connection therewith, and to act as nominee for the purpose of acquiring, financing and transferring real and personal property.

         To manufacture, purchase, or otherwise acquire, and to own, mortgage, pledge, sell ,assign, transfer, or otherwise dispose of, and to invest in, trade in, deal in and with goods, wares, merchandise, real and personal property, and services of every class, kind and description; except that it is not to conduct a banking, safe deposit, trust, insurance surety, express, railroad, canal, telegraph, telephone, cemetery, professional engineering or surveying company, a building and loan association, mutual fire insurance association, cooperative loan association, fraternal benefit society, state fair or exposition.

                                   ARTICLE III

         CAPITAL STOCK: The shares of stock of this corporation shall consist of only class. The maximum number of shares of Stock that this Corporation is authorized to have outstanding at any
one time is:               10,000 shares of Common Stock.

                                   ARTICLE IV

         INITIAL CAPITAL: The amount of capital with which this corporation will begin business will not be less than $500.00.

                                    ARTICLE V

         TERM OF EXISTENCE: This corporation is to exist perpetually.

                              ARTICLE VI. DIRECTORS

         REGISTERED OFFICE AND AGENT: The initial street address of the registered office of this Corporation in the State of Florida: 4485 South Shade Avenue, Sarasota, Florida 34231. The Board of Directors may from time to time move the registered office to any other address in Florida. The initial registered agent at the aforesaid address shall be G. Michael Swor. The mailing address of the Corporation is the same s the Registered Office.

                            ARTICLE VII. INCORPORATOR

         DIRECTORS: This Corporation shall have five (5) Directors. The number of Directors may be modified from time to time by Bylaws adopted by the Stockholders.

                                  ARTICLE VIII

         INCORPORATOR: The name and street address of the incorporator to these Articles of Incorporation is as follows:

                  NAME                                        ADDRESS
         G. Michael Swor                             4485 South Shade Avenue
                                                     Sarasota, Florida 34231

                                   ARTICLE IX

         SHAREHOLDER'S PREEMPTIVE RIGHTS: The Corporation elects to have preemptive rights and each shareholder of any class of stock of this corporation shall be entitled to full preemptive rights to purchase any unissued or treasury shares of the Corporation and securities of the Corporation convertible into or carrying a right to subscribe to or acquire shares of any such unissued or treasury shares.

                                    ARTICLE X

         AMENDMENT: These Article of Incorporation may be amended by Resolution adopted by the Board of Directors, proposed by them to the Stockholders and approved at the Stockholders Meeting by a majority of the Stock entitled to vote thereon.

         The undersigned Incorporator has executed these Articles this 13th day of May, 1992.

                                                          \s\ G. Michael Swor
                                                              G. Michael Swor
                                                              "INCORPORATOR"

STATE OF FLORIDA
COUNTY OF SARASOTA

         The foregoing instrument was acknowledged before me this 13th day of May, 1992, by G. Michael Swor as corporation, on behalf of the corporation. He/she is personally identification and who did (did not) take an oath.

                                                         \s\ Sam D. Norton
                                                            Name: Sam D. Norton
                                                            Notary Public

My Commission Expires:                      (Seal/Stamp)

         Having been named Registered Agent to accept service of process fort h above stated corporation at registered office designated in the Articles, I hereby accept such designation and agree to serve as Registered Agent.

                                                          \s\ G. Michael Swor
                                                              G. Michael Swor

         The foregoing instrument was acknowledge before me this 13th day of May, 1992, by G. Michael Swor, as registered agent, who is personally known to me or who has produced __________n/a_________ as identification and who did (did not) take an oath.

                                                           \s\Sam D. Norton
                                                Name:         Sam  D. Norton
                                                              Notary Public
My Commission Expires: (Seal/Stamp)
                                                     (SEAL)

                              ARTICLES OF AMENDMENT
                        TO THE ARTICLES OF INCORPORATION
                        OF SURGICAL SAFETY PRODUCTS, INC.

         Pursuant to Florida Statute Section 607.1006, the Articles of Incorporation of the above-named corporation (the "Corporation") are hereby amended, pursuant to a written consent in lieu of meeting executed by all of the stockholders and directors of the Corporation dated the 1st day of June, 1992, as follows:

                  1.  The name of the corporation is:

                      SURGICAL SAFETY PRODUCTS, INC.

                  2. Article III of the Articles of Incorporation of the corporation entitled "Capital Stock" is hereby deleted in its entirety and replaced with the following in its place and stead:

                  Article III.              CAPITAL STOCK

         The shares of stock of this Corporation shall consist of only one class. Th Corporation shall not authorize the issuance of shares in series. The maximum number of shares of stock that the corporation is authorized to have outstanding at any one time is 20,000 shares of common stock.

                  3. Article IX entitled "Shareholders Preemptive Rights" is hereby denied in its entirety.

                  4. The foregoing amendments were adopted on the 1st day of June, 1992.

                  5. The foregoing amendments were approved by unanimous consent of all stockholders and directors entitled to vote pursuant to Section 607.1006 of Florida Statutes.

         IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment to the Articles of Incorporation of the Corporation this 1st day of June, 1992.

                                                          \s\ G. Michael Swor
                                                              G. Michael Swor
                                                         President and Director

STATE OF FLORIDA
COUNTY OF SARASOTA

         The foregoing instrument was acknowledge before me this 1st day of June, 1992, by G. Michael Swor, President and Director of SURGICAL SAFETY PRODUCTS, INC., a Florida corporation on behalf of said corporation. He is personally known to me and did not take an oath.

                                                          \s\ Nancy M.Reeves
                                                              Notary Public

My Commission Expires: (Stamp)

                  (SEAL)

                                     (SEAL)

                           FLORIDA DEPARTMENT OF STATE
                                    Jim Smith
                               Secretary of State

July 19, 1994

CIS
DANNY
TALLAHASSEE, FL

Re: Document Number V36535

The Articles of Amendment to the Articles of Incorporation for SURGICAL SAFETY PRODUCTS, INC., a Florida corporation, were filed on July 19, 1994.

The certification requested in enclosed Should you have any questions regarding this matter, please telephone (904) 487-6050, the Amendment Filing Section.

Joy Moon-French
Corporate Specialist
Division of Corporations                        Letter Number: 094A00033233











Division of Corporations  P.O. Box 6327  Tallahassee, FL 32314

                                STATE OF FLORIDA

                               Department of State

I certify that the attached is a true and correct copy of the Articles of Amendment, filed on July 19, 1994 to Articles of Incorporation for SURGICAL SAFETY PRODUCTS, INC., a Florida corporation, as shown by the records of this office.

         The document number of this corporation is V36535.






                                                     Given under my hand and the
                                                     Great  Seal of the State of
                                                     Florida at Tallahassee, the
                                                     Capital, this the Nineteeth
                                                     day of July, 1994



         (SEAL)
                                                              \s\ Jim Smith

                                                              Jim Smith
                                                              Secretary of State

                              ARTICLES OF AMENDMENT
                        TO THE ARTICLES OF INCORPORATION
                        OF SURGICAL SAFETY PRODUCTS, INC.

Pursuant to Florida Statue Section 607.1006, the Articles of Incorporation of the above-named corporation (the "Corporation") are hereby amended, pursuant to a written consent in lieu of meeting executed by the stockholder holding the majority of the outstanding shares of stock and by all of the directors of the Corporation dated the 6th day of July, 1994, as follows:

5.       The name of the Corporation is:

         SURGICAL SAFETY PRODUCTS, INC.

6. Article III of the Articles of Incorporation, as amended, entitled "Capital stock"is hereby deleted in its entirety and replaced with the following in its place and stead:

         Article II.                CAPITAL STOCK

         The shares of stock of this Corporation shall consist of only one class. The Corporation shall not authorize the issuance of shares in series. The maximum number of shares of stock that the corporation is authorized to have outstanding at any one time 100,000 shares of common stock.

7. The foregoing amendments were adopted on the 6th day of July, 1994.

8. The number of votes cast for the amendment by the shareholders was sufficient for approval pursuant to Section
         607.1006 of Florida Statues.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment to the Articles of Incorporation of the Corporation this 6th of July, 1994.

                                                             /s/ G.Michael Swor
                                                              G. Michael Swor
                                                              President and CEO
STATE OF FLORIDA
COUNTY OF SARASOTA

The foregoing instrument was acknowledges before me this 6th day of July, 1994, by G. Michael Swor, President and CEO of Surgical Safety Products, Inc., a Florida corporation on behalf of said corporation. He is personally known to me and did not take an oath.

                                                        \s\E.Jane Hall
                                                         Name: E. Jane Nall
                                                         Notary Public

My Commission Expires:

                                                     (SEAL/STAMP)

                       MINUTES OF ACTIONS OF DIRECTORS OF
                   SURGICAL SAFETY PRODUCTS, INC., TAKEN AS OF
                 JUNE 1, 1993, WRITTEN CONSENT OF ALL DIRECTORS
             IN LIEU OF A SPECIAL MEETING OF THE BOARD OF DIRECTORS

         The undersigned, being all of the Directors of SURGICAL SAFETY PRODUCTS, INC. ("Corporation") pursuant to Section 607.0821 of the Florida Business Corporation Act, do hereby consent to the adoption of, and do hereby confirm, approve, adopt and ratify the actions of set forth in this document )the "Unanimous Consent"). This Unanimous Consent shall be dated and shall be effective as of the date first above written. The within actions by written consent constitute a special meeting of the Directors of the Corporation.

         The undersigned approve the actions taken by the Corporation or to be taken by the Corporation, ad the following resolutions are hereby unanimously adopted:

         RESOLVED, that the number of Directors of the Corporation shall be increased from five (5) to six (6).

         RESOLVED, that the vacancy in the Board occurring by reason of an increase in the number of Directors, be filled by JAMES STUART, until his successor is duly appointed and elected.

IN WITNESS WHEREOF, the undersigned Directors of the Corporation have executed this Consent as of the date and year first above written.

                                /s/G.Michael Swor
                                 G. MICHAEL SWOR

                                /s/David W. Swor
                                  DAVID W. SWOR

                                /s/David A. Dee
                                   DAVID A. DEE

                                /s/Tom DeCesare
                                   TOM DECESARE

                                /s/Sam D. Norton
                                  SAM D. NORTON

                              ARTICLES OF AMENDMENT
                        TO THE ARTICLES OF INCORPORATION
                        OF SURGICAL SAFETY PRODUCTS, INC.

         Pursuant to Florida Statute Section 607.1006, the Articles of Incorporation of the above-named corporation (the "Corporation") are hereby amended, pursuant to a written consent in lieu of meeting executed by a majority of the stockholders and directors of the Corporation dated the 6th day of October, 1994, as follows:

         1. The name of the Corporation is:

         SURGICAL SAFETY PRODUCTS, INC.

         2. Article III of the Articles of Incorporation of the corporation, as amended, entitled "Capital stock"is hereby deleted in its entirety and replaced with the following in its place and stead:

         Article II.                CAPITAL STOCK

         The shares of stock of this Corporation shall consist of only one class. The Corporation shall not authorize the issuance of shares in series. The maximum number of shares of stock that the corporation is authorized to have outstanding at any one time is 20,000,000 shares of common stock, having a par value of $.001 dollars per share.

         3. The Article IV of the Articles of Incorporation of the corporation, as amended, entitled "Directors" is hereby deleted in its entirety and replaced with the following in its place and stead:

                  ARTICLE IV.               DIRECTORS.

         This Corporation shall have six (6) directors. The number of directors may be modified from time to time by the Bylaws adopted by the stockholders.

         4. The foregoing amendments were adopted on the 6th day of OCTOBER, 1994.

         5. The foregoing amendments were approved by the majority consent of all stockholders and unanimous consent of all directors entitled to vote pursuant to Section 607.1006 of Florida Statutes.

         IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment to the Articles of Incorporation of the Corporation this 6th of OCTOBER, 1994.

                                                           /s/ G.Michael Swor
                                                               G. Michael Swor
                                                         President and Director

STATE OF FLORIDA
COUNTY OF SARASOTA

         The foregoing instrument was acknowledged before me this 6th day of OCTOBER, 1994, by G. Michael Swor, President and Director of SURGICAL SAFETY PRODUCTS, INC., a Florida corporation on behalf of said corporation. He is personally known to me or has produced __________________ as identification and did (did not) take an oath.

                                /s/Sam D. Norton
                                   Notary Public

My Commission Expires:

                                                     (SEAL/STAMP)

BOARD OF DIRECTORS

G. Michael Swor, M.D.
434 S. Washington Blvd., Suite 2
Sarasota, FL 34236


David W. Swor
6385 Presidential Court
Ft. Myers, FL 33919


James D. Stuart
434 S. Washington Blvd., Suite 2
Sarasota, FL 34236


Tom DeCesare
15316 Gulf Blvd., #802
Madeira Beach, FL 33708


Sam D. Norton
1819 Main Street, Suite 610
Sarasota, FL 34236


Irwin Newman
2240 Woolbright Road, Suite 328
Boynton Beach, FL 33426

                                     (SEAL)

                           FLORIDA DEPARTMENT OF STATE
                                    Jim Smith
                               Secretary of State


                               ARTICLES OF MERGER
                                  Merger Sheet


--------------------------------------
MERGING:


SURGICAL SAFETY PRODUCTS, INC., A FL Corp., V36535


INTO


SHEFFELD ACRES, INC., a New York corporation not qualified in Florida.


File date: December 6, 1994


Corporate Specialist: Susan Payne










Division of Corporations  P.O. Box 6327  Tallahassee, Florida 32314

                                     AMENDED
                              ARTICLES OF MERGER OF
                         SURGICAL SAFETY PRODUCTS, INC.

         The undersigned corporations, pursuant to Section 901 et. seq. of the New York Business Corporation Law and Sections 607.1101 et.
seq. of the Florida statutes, hereby execute the following Articles of Merger and set forth;

                                       ONE

         See Plan of Merger attached hereto as Exhibit A.

                                       TWO

         The Articles of Merger shall become effective at 12:00 am on Dec. 5, 1994.

                                      THREE

         (a) The Plan of Merger was adopted by the shareholders of Sheffeld Acres, Inc. on November 28, 1994.

         (b) The Plan of Merger was adopted by the shareholders of Surgical Safety Products, Inc. on November 26, 1994..

         The undersigned Secretary of Surgical Safety Products, Inc. declares that the facts herein stated are true.

                                                  /s/ Jim Stuart
                                                  Surgical Safety Products, Inc.
                                                  By: Jim Stuart, Secretary

         The undersigned Secretary of Sheffeld Acres, Inc. declares that the facts herein stated are true.


                                                  /s/ Jim Stuart
                                                  Surgical Safety Products, Inc.
                                                  By: Jim Stuart, Secretary

                             CERTIFICATE OF MERGER

     CERTIFICATE OF MERGER OF SHEFFELD ACRES, INC. AND SURGICAL SAFETY PRODUCTS, INC., UNDER SECTION 907 OF THE NEW YORK BUSINESS CORPORATION LAW AND SECTIONS
607.1101 et. seq. OF THE FLORIDA STATUTES.

         We, G. Michael Swor and Jim Stuart, being respectively President and Secretary of Sheffeld Acres, Inc. a New York corporation, and we G. Michael Swor and Jim Stuart, being respectively President and Secretary of Surgical Safety Products, Inc. do hereby certify that pursuant to the Plan of Merger hereinafter set forth, said corporations have mutually agreed to , and hereby do, unite and merge into a single corporation under the same of Sheffeld Acres, Inc., pursuant to Article Nine Section 907 of the New York Business Corporation Law and Sections 607.1101 of the Florida Statutes.

         The date when the certificate of incorporation of Sheffeld Acres, Inc., was filed by the department of the State of New York was May 7, 1993. The date when the certificate of incorporation of Surgical Safety Products, Inc., was filed by the department of State of Florida was May 15, 1992. Sheffeld Acres, Inc., now has 8,936,440 shares of capital stock outstanding, all of which is common stock and fully entitled to vote, and Surgical Safety Products, Inc., now has 21,383 shares of capital stock outstanding, all of which is likewise common stock with full voting rights.

                                 PLAN OF MERGER

         Plan of Merger, dated November 28, 1994, between Surgical Safety Products, Inc., a Florida corporation, (herein sometimes referred to as "SSP" or "the merged corporation"), and Sheffeld Acres Inc., a New York corporation, (herein sometimes referred to as "Sheffeld" or the "surviving corporation").

         WHEREAS, SSP is a corporation organized and existing under and by the virtue of the laws of the State of Florida and;

         WHEREAS, Sheffeld is a corporation organized and existing under and by virtue of the laws of the State of new York and;

         WHEREAS, the board of directors of SSP and Sheffeld, the parties hereto, deem it desirable and in the best interests of the corporations and their shareholders that SSP be merged into Sheffeld.

         NOW, THEREFORE, and in consideration of the foregoing and the mutual promises and covenants, and subject to the conditions herein set forth, the constituent corporations agrees as follows:

         1.       The names of the constituent corporations are Surgical
                  Safety Products, Inc., and Sheffeld Acres Inc.
         2.       The name of the surviving corporation is Sheffeld Acres
                  Inc.
         3. As to each constituent corporation, the designation and number of outstanding shares of each class and series and the voting rights, are as follows:

                         SURGICAL SAFETY PRODUCTS, INC.

                                            Classes and
                                            series entitled
Designation                Number           to vote

Common stock               21,383           Common stock only

                               SHEFFELD ACRES INC.

                                            Classes and
                                            series entitled
Designation                Number           to vote

Common stock               8,936,440        Common stock only

         4. Upon such merger, the separate corporate existence of SSP shall cease and the surviving corporation shall become the owner, without other transfer, of all the rights and property of the constituent corporations, and the surviving corporation shall become subject to all the liabilities, obligations and penalties of the constituent corporations.

         5. The purposes, county where the principal office for the transaction of business shall be located, number of directors, and capital stock of the surviving corporation shall be as appears in the Articles of Incorporation of the surviving corporation as amended and as herein set forth.

         6. The Articles of Incorporation of Sheffeld Acres Inc., shall be the Articles of the surviving until the same shall be altered, amended or repealed or until new Articles are adopted as provided therein.

         7. The bylaws of Sheffeld Acres Inc., as in effect on the effective date, shall be the bylaws of the surviving corporation until the same shall be altered, amended, or repealed, or until new bylaws are adopted as provided therein.

         8. The names and addresses of the persons who shall constitute the board of directors of the surviving corporation, and who shall hold office until the first annual meeting of the shareholders of the surviving corporation are attached hereto as Exhibit A.

         9. The manner of converting the shares of constituent corporations into shares of these surviving corporation shall be as follows:

                  (a) Each share of common stock of the par value of $0.001 per share of Sheffeld, issued and outstanding on the effective date of the merger shall continue to be one share of common stock of $.0001 par value per share of the surviving corporation, and

                  (b) Each share of common stock of no par value per share of SSP, issued and outstanding on the effective date of the merger shall be changed and converted into 308 shares of common stock, $.0001 par value per share of the surviving corporation (currently held in the treasury of SSP), which shares of common stock of the surviving corporation shall thereupon be issued and outstanding, provided, however, that no fractional shares to which any holder of the common stock of SSP would otherwise be entitled as a result of the conversion, a payment in cash shall be made equal to the value of such fraction, based on the market value of such common stock on the effective date.

                  (c) Any and all shares of common stock of SSP held by SSP in its treasury on the effective date of the merger shall forthwith be surrendered to the surviving corporation for cancellation, and no shares of the surviving shall be issued or issuable in respect thereof.

                  (d) After the effective date of the merger, holders of certificates for shares of common stock in Sheffeld shall surrender them to the surviving corporation, or its duly appointed agent, in such manner as the surviving shall legally require. On receipt of said share certificates, the surviving corporation shall issue in exchange therefor a certificate of shares of common stock in surviving corporation representing the number of shares of such stock to which such holder shall be entitled as hereinabove set forth.

                  (e) In addition such shareholder shall be entitled to receive any dividends on such shares of common stock of the surviving corporation which may have been declared and paid between the effective date of the merger and the issuance to the shareholder of the certificate of such common stock. Holders and certificates of common stock of SSP shall not be entitled to dividends payable on shares of stock in the surviving corporation unless and until said shareholders of such certificates have been issued certificates of common stock in surviving corporation as herein above provided.

         10. The surviving corporation shall not, prior to the effective date of the merger, engage in any activity or transaction other than in the ordinary course of business, except as contemplated by this plan.

         11. This merger shall be submitted to the shareholders of the constituent corporations for their approval in the manner provided or the applicable laws of the States New York and Florida, at meeting to be held on or before November 28, 1994, or at such other time as the boards of directors of the constituent corporations shall agree

         12. The directors of either constituent corporation may, in their discretion, abandon this merger subject to the rights of third parties under contracts relating thereto, without further action or approval by the shareholders of the corporation, at any time the merger has been completed.

         This plan of merger may be executed in any number of counterparts, and all such counterparts and copies shall be and constitute an original instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this plan of merger to be executed by their respective officers and directors and have caused their respective corporate seals to impressed hereon on this 11th day of November, 1994.

         It will be noted from the above that Sheffeld Acres Inc., a New York corporation, will be the surviving corporation when this merger becomes effective.

         Such plan is to become effective immediately upon the filing of this Certificate of Merger by the department of state, New York, land surviving corporation shall have, thereupon and thereafter, such additional rights, powers, and liabilities, as are conferred or imposed by the applicable state laws and by the conditions of said merger plan.

         SHEFFELD ACRES INC.                      SURGICAL SAFETY PRODUCTS, INC.

By:      \s\G.Michael Swor                        By:\s\G.Michael Swor
         President                                President

By:      \s\J Stuart                              By:\s\J Stuart

BOARD OF DIRECTORS

G. Michael Swor, M.D.
434 S. Washington Blvd., Suite 2
Sarasota, FL 34236

David W. Swor
6385 Presidential Court
Ft. Myers, FL 33919

James D. Stuart
434 S. Washington Blvd., Suite 2
Sarasota, FL 34236

Tom DeCesare
15316 Gulf Blvd., #802
Madeira Beach, FL 33708

Sam D. Norton
1819 Main Street, Suite 610
Sarasota, FL 34236

Irwin Newman
2240 Woolbright Road, Suite 328
Boynton Beach, FL 33426

                                   BY-LAWS OF
                               SHEFFELD ACRES INC.

                                ARTICLE I-Offices

The principal office of the corporation shall be located in the State of New York in the County of Monroe. The corporation may have such other offices, either within or outside the state, as the Board of Directors may designate or as the business of the corporation may require from time to time. The registered office of the corporation may be, but need not be, identical with the principal office, and the address of the registered office may be changed from time to time by the Board of Directors.

                             ARTICLE II-Shareholders

Section 1. Annual Meeting. The annual meeting of the shareholders shall be hold at the 4 o'clock 4:00 p.m. on the Third Tuesday in the month of January in each year, beginning with the year 1994. If the day fixed of the annual meeting shall be a legal holiday, such meeting shall be held of the next succeeding business day.

Section 2. Special Meetings. Special meetings of the shareholders, for any purpose, unless otherwise prescribed by statues, may be called by the president or by the Board of Directors, and shall be called by the president at the request of the holders of not less than one-tenth on all the outstanding shares of the corporation entitled to vote at the meeting.

Section 3. Place of meeting. The Board of Directors may designate any place as the place for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place as the place for such meeting. If no designation is made, or if a special meeting shall be called otherwise than by the Board, the place of meeting shall be the registered office of the corporation.

Section 4. Notice of Meeting. Written or printed notice stating the place, day and hour of the meeting, and, in case of a special meeting, the purposes for which the meeting is called, shall be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting, except that if the authorized capital stock is to be increased at least thirty days notice shall be given. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid. If requested by the person or persons lawfully calling such meeting, the secretary shall give notice thereof at corporation expense.

Section 5. Closing of Transfer Books or Fixing of Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for any stated period not exceeding fifty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at lest ten days, immediately preceding such meeting. In lieu of closing the stock transfer books the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty days, and , in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of the stock transfer books and the stated period of the closing has expired.

Section 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares hold by each. For a period of ten days prior to such meeting, this list shall be kept on file at the principal office of the corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders.

Section 7. Quorum. Fifty One Percent (51%) of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum of the outstanding shares are represented at a meeting, a majority of the shares so represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, a any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

         If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by law or the articles of incorporation.

Section 8. Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or his or her duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation before aor at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 9. Voting of Shares. Each outstanding share, regardless of class, shall be entitled to one vote, and each fractional share shall be entitled to a corresponding fractional vote on each matter submitted to a vote at a meeting of shareholders.
Cumulative voting shall not be allowed.

Section 10. Voting of Shares by Certain Holders. Neither treasury shares, nor shares of its own stock held by the corporation in a fiduciary capacity, nor shares held by another corporation if a majority of the shares entitled to vote for the election of Directors of such other corporation is held by this corporation, shall be voted in any meeting or counted in determining the total number of outstanding shares at any given time.

         Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine.

         Shares held by an administrator, executor, guardian or conservator may be voted by him or her, either in person or by proxy, without a transfer of shares into his or her name. Shares standing in the name of a trustee may be voted by him or her, either in person or by proxy, but no trustee shall be entitled to vote shares held by him or her without a transfer of such shares into his or her name.

         Shares standing in the name of a receiver may be voted by such receiver, an shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his or her name if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

         A shareholder whose shared are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pleaded, and thereafter the pledges shall be entitled to vote the shares so transferred.

Section 11. Informal Action by Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof. Such consent shall have the same force and effect as a unanimous vote of the shareholders.

                         ARTICLE III-Board of Directors

Section 1. General Powers. The business and affairs of the corporation shall be managed by its Board of directors, except as otherwise provided by statute or the articles of incorporation.

Section 2.  Number, Tenure and Qualifications.  The number of
Directors of the corporation shall be not less than three nor more than five, unless a lesser number is allowed by statute. Directors shall be elected at each annual meeting os shareholders. Each director shall hold office until the next annual meeting of shareholders and thereafter until his or her successor shall have been elected and qualified.

         Directors need not be residents of this state or shareholders of the corporation. Directors shall be removable in the manner provided by statute.

Section 3. Vacancies. Any director may resign at any time by giving written notice to the president or to the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors through not less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office. Any Directorship to be filled by the affirmative vote of a majority of the Directors then in office or by an election at an annual meeting or at a special meeting of shareholders called for that purpose, and a director so chosen shall hold office for the term specified in Section 2 above.

Section 4. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this bylaw immediately and at the same place as the annual meeting of shareholders. The board of Directors may provide by resolution the time and place for the holding of additional regular meetings without other notice than such resolution.

Section 5. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the president or any two Directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place as the place for holding any special meeting of the Board of Directors called by them.

Section 6. Notice. Notice of any special meeting shall be given personally or mailed to each director at his or her business address, or by notice given at least two days previously by telegraph. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attend a meeting for the express purpose of objection to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of waiver of notice of such meeting.

Section 7. Quorum. A majority of the number of Directors fixed by Section 2 shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

Section 8. Manner of Acting. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 9. Compensation. By resolution of the Board of Directors, any director may be pain any one or more of the following: expenses, if any, of attendance at meetings; a fixed sum for attendance at each meeting; or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

Section 10. Informal Action by Directors. Any action required or permitted to be taken at a meeting for the Directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Directors entitled to vote with respect to the subject matter thereof. Such consent shall have the same force and effect as a unanimous vote of the Directors.

                         ARTICLE IV-Officers and Agents

Section 1. General. The officers of the corporation shall be a president, one or more vice presidents, a secretary and a treasurer. The salaries of all the officers of the corporation shall be fixed by eh Board of Directors.

         One person may hold any tow offices, except that no person may simultaneously hold the offices of president and secretary.

Section 2. Election and Term of Office. The officers of the corporation shall be elected by the Board of Directors annually at the first meeting of the Board held after each annual meeting of the shareholders.

Section 3. Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby.

Section 4. Vacancies. A vacancy in any office, however occurring, may be filled by the Board of Directors for the unexpired portion of the term.

Section 5.  President.  The president shall:
         (a) subject to the direction and supervision of the Board of Directors, be the chief executive officer of the corporation;
         (b) shall have general and active control of its affairs and business and general supervision of its officers, agents and employees; and
         (c) the president shall have custody of the treasurer's bond, if any.

Section 6.  Vice Presidents.  The vice presidents shall:
         (a) assist the president; and
         (b) shall perform such duties as may be assigned to them by the president or by the Board of Directors.

Section 7.  Secretary.  The secretary shall:
         (a) keep the minutes of the proceedings of the shareholders and the Board of Directors;
         (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law;
         (c) be custodian of the corporate records and of the seal of the corporation and affix the seal to all documents when authorized by the Board of Directors;
         (d) keep at its registered office or principal place of business a record containing the names and addresses of all shareholders and the number and class of shareholder by each, unless such a record shall be kept at the office of the corporation's transfer agent or registrar;
         (e) sign with the president, or vice president, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors;
         (f) have general charge of the stock transfer books of the corporation, unless the corporation has a transfer agent; and
         (g) in general, perform all duties incident to the office as secretary and such other duties as from time to time may be assigned to him or her by the president or by the Board of Directors.

Section 8.  Treasurer.  The treasurer shall:

         (a) be the principal financial officer of the corporation;
         (b) perform all other duties incident to the office of the treasurer and, upon request of the Board, shall make such reports to it as may be required at any time;
         (c) be the principal accounting officer of the corporation;
and
         (d) have such other powers and perform such other duties a s may be from time to time prescribed by the Board of Directors or the president;

                                 ARTICLE V-Stock

Section 1. Certificates. The shares of stock shall be represented by consecutively number certificates signed in the name of the corporation by its president or a vice president and the secretary, and shall be sealed with the seal of the corporation or with a facsimile thereof. No certificate shall be issued until the shares represented thereby are fully paid.

Section 2. Consideration for Shares. Shares shall be issued for such consideration, expressed in dollars (but not less than the par value thereof, if any) as shall be fixed from time to time by te Board of Directors. Such consideration may consist, in whole or in part of money, other property, tangible or intangible or in labor or services actually performed for the corporation, but neither promissory notes nor future services shall constitute payment or part payment for shares.

Section 3. Transfer of Shares. Upon surrender to the corporation or to a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and such documentary stamps as may be required by law, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate. Every such transfer of stock shall be entered on the stock book of the corporation which shall be kept at its principal office, or by its registrar duly appointed.

Section 4. Transfer Agents, Registrars and Paying Agents. The Board may at its discretion appoint one or more transfer agents, registrar and agents for making payment upon any class of stock, bond, debenture or other security of the corporation.

         ARTICLE IV-Indemnification of Officers and Directors

Each director and officer of this corporation shall be indemnified by the corporation against all costs and expense actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her begin or having been such director or officer, except in regulation to matters as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in te performance of duty.

                            ARTICLE VII-Miscellaneous

Section 1. Waivers of Notice. Whenever notice is required by law, by the articles of incorporation or by these bylaws, a waiver thereof in writing signed by the director, shareholder or other person entitled to said notice, whether before or after the time stated therein, or his or her appearance at such meeting in person or (in the cause of a shareholders' meeting) by proxy, shall be equivalent to such notice.

Section 2. Seal. The corporation seal of the corporation shall be in the form impressed on the margin hereof.

Section 3. Fiscal Year. The fiscal year f the corporation shall be as established by the Board of Directors.

Section 4. Amendments. The Board of Directors shall have power to make, amend and repeal the bylaws of the corporation at any regular meeting of the Board or at any special meeting call for the purpose.

APPROVED:                                            \s\Morris Diamond
                                                     Director: Morris Diamond

                                                     \s\Suzanne Lusenberg
                                                     Director: Suzanne Lusenberg

                                                     \s\Shirley Diamond
                                                     Director: Shirley Diamond

                          ARTICLES OF INCORPORATION OF

                               SHEFFELD ACRES INC.

Under Section 402 of the Business Corporation Law.

KNOWN ALL PERSONS BY THESE PRESENTS, that the undersigned , for the purpose of forming a corporation pursuant to Section 402 of the Business Corporation Law of the State of New York, does hereby certify and set forth:

ARTICLE I-Name

The name of this corporation is SHEFFELD ACRES INC.

ARTICLE II-Purposes and Powers

Section 1. Purposes. The purpose(s) for which the corporation is formed are:

         To engage in any lawful act or activity for which corporation may be organized under the business corporation law, provided that the corporation is formed to engage in any act or activity which requires the act or approval of any state official, department , board, agency or other body without such approval or consent first being obtained.

         To carry on a general mercantile, industrial, investigating and trading business in all its branches; to devise, invent, manufacture, fabricate, assemble, install, service, maintain, alter, buy, sell, import, export, license as licenser or licensee, leases lessor or lessee, distribute, job, enter into, negotiate, execute, acquire, and assign contracts in respect of acquire, franchises, and other rights in respect of and generally deal in and with at wholesale and retail, as principal, and as sales, business, special, or general agent, representative, broker, fact, merchant, distributor, jobber, advisor, or in any other lawful capacity, goods, wares, merchandise, commodities, and unimproved, improved, finished, processed and other real, personal and mixed property of any and all kinds, together with the components, resultants, and by-products thereof.

         To create manufacture, contract for, sell, import, export, distribute, job and generally deal in and with, whether at wholesale or retail, and as principal, agent, broker, factor, commission merchant, licenser, licensee or otherwise, any and all kinds of goods, wares, and merchandise and in connection therewith or independent thereof, to establish and maintain, by and manner or means, buying offices, distribution centers, speciality and other shops, stores, mail-order establishments, concessions, leased departments, and any and all other departments, sites and locations necessary, convenient or useful in the furtherance of any business of the corporation.

         To acquire by purchase, subscription, underwriting or otherwise, and to won, hold or investment, or otherwise, and to use, sell, assign, transfer, mortgage, pledge, exchange or otherwise dispose of real and personal property of every sort and description ad wheresoever situated, including shares of stock, bonds, debentures, notices, script, securities, evidences of indebtedness, contracts or obligations of any corporation or association, whether domestic or foreign, or of any firm or individual of the United State or any state, territory or dependency of the United States or any foreign country, or any municipality or local authority within or without the United States, and also to issue in exchange therefore, stocks, binds, or other securities or evidences of indebtedness of this corporation and, while the owner or holder of any such property, to receive, collect and dispose of the interest, dividends and income on or from such property and to possess and exercise in respect thereto all of the rights, powers and privileges of ownership. including all voting powers thereon.

         To construct, build, purchase, lease or otherwise acquire, equip, hold, own, improve, develop, manage, maintain, control, operate, lease, mortgage, create liens upon, sell, convey or otherwise depose of and turn to account, any and all plants, machinery, works, implements and thins or property, real and personal, of every kind and description, incidental to, connected with,, or suitable, necessary or convenient for any of the purposes enumerated herein, including all or any part or parts of the properties, assets, business and good will of any persons, firms, associations or corporations.

         The powers, rights and privileges provided int his certificate are not deemed to be in limitation of similar, other or additional powers, rights and privileges granted or permitted to a corporation bay the Business Corporation Law, it being intended that this corporation shall have all the rights, powers and privileges granted or permitted to a corporation by such statute.

ARTICLE III-Corporation Office

         The office of the corporation is to be located in the County of Monroe, State of New York.

ARTICLE IV-Number of Shares

         The aggregate number of shares which the corporation shall have the authority to issue is Twenty Million (20,000,000), all of which shall have a par value of One ($.001) Mill.

ARTICLE V-Agent for the Corporation

         The Secretary of State is designated as agent of the corporation upon whom process against it may be served. The post office address to which the Secretary of State shall mail a copy of any process against the corporation served upon him is:

                                            87 Armstrong Road
                                            Rochester, New York 14616

ARTICLE VI-Directors Liability

         The personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity is hereby eliminated except that such personal liability shall not be eliminated if a judgment tor other final adjudication adverse to such director establishes that his acts or omissions were in bad faith or involved intentional misconduct or knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the Business Corporation Law.

         No shareholder of this corporation shall have a preemptive right because of his shareholders to have first offer to him any part of any of the presently authorized shares of this corporation hereafter issued, optioned or sold, or an y part of any debentures, bonds, notes or securities of this corporation convertible into shares of hereafter issued, options or sold by the corporation. The provision shall operate to defeat rights in all shares and classes of shares now authorized and in all debentures, bonds, notes or securities of he corporation which may in any and all shares and classes of shares and securities convertible into shares which this corporation may be hereafter authorized to issue by any amended certificate duly filed.

         IN WITNESS WHEREOF, this certificate has been subscribed to this 4th day of May, 1993 by the undersigned who affirms that the statements made herein are true under the penalties of perjury.

                                                       \s\Morris Diamond
                                                       MORRIS DIAMOND
                                                       105 SOUTHERN PARKWAY
                                                       ROCHESTER, NEW YORK 14618

EXHIBIT 2.7
                              CERTIFICATE OF MERGER

CERTIFICATE OF MERGER OF SURGICAL SAFETY PRODUCTS, INC., INTO SHEFFELD ACRES, INC., UNDER ss.904 OF THE BUSINESS CORPORATION LAW.

         We, G. Michael Swor and Jim Stuart, being respectively President and Secretary of Sheffeld Acres, Inc. a New York corporation, and we G. Michael Swor and Jim Stuart, being respectively President and Secretary of Surgical Safety Products, Inc. a Florida corporation, do hereby certify that said corporations have mutually agreed to, and hereby do, unite and merge into a single corporation under the same of Sheffeld Acres, Inc., pursuant to ss.904 of the New York Business Corporation Law.

         The names of the constituent corporations are Surgical Safety Products, Inc., a Florida corporation and Sheffeld Acres, Inc., a New York corporation. The surviving corporation shall be Sheffeld Acres, Inc.

         The date when the certificate of incorporation of Sheffield Acres Inc., was filed by the department of the State of New York was May 7, 1993. The date when the certificate of incorporation of Surgical Safety Products, Inc., was filed by the Department of State of Florida was May 15, 1992. Sheffield Acres Inc., now has 8,936,440 shares of capital stock outstanding, all of which is common stock and fully entitled to vote, and Surgical Safety Products, Inc., now has 21,383 shares of capital stock outstanding, all of which is likewise common stock with full voting rights.

         A plan of merger was initially agreed upon between the officers and directors of the above-named constituent corporations and was authorized and approved by affirmative vote of more than two-thirds of all outstanding shares of each of them at special meetings of shareholders duly called, noticed and held on November 28, 1994, in accordance with Section 903 of the New York Business Corporation Law, for the expressly stated purpose of considering and obtaining shareholder approval of such plan.

         This merger is permitted by the laws of the state of Florida.

         Surgical Safety Products, Inc., has never filed an application for authority to do business in the state of New York and this merger is in compliance with the laws of the state of Florida.

Pursuant to ss.902(a)(4) the certificate of incorporation of Sheffield Acres Inc., is hereby amended to change the name of the corporation to Surgical Safety Products, Inc.

         This Certificate of Merger is effective on the date of filing.

         IN WITNESS WHEREOF, the undersigned being the President and Secretary of the surviving corporation, execute this Certificate of Merger and affirm, subject to penalty of perjury that the statements contained herein are true this 27th day of January, 1995.


         SHEFFIELD ACRES INC.                          SURGICAL SAFETY PRODUCTS

By:      \s\G M Swor                                   By:      \s\G M Swor
         G. Michael Swor, President                    G. Michael Swor,President

By:      \s\J Stuart                                   By:      \s\J Stuart
         Jim Stuart, Secretary                         Jim Stuart, Secretary

F950208000161

CERTIFICATE OF MERGER OF SHEFFELD ACRES INC., AND SURGICAL SAFETY
PRODUCTS, INC. UNDER ss.904 OF THE NEW YORK BUSINESS CORPORATION
LAW.


         Please mail certificate to:


                           Henderson & Becker
                           c/o Patrick G. King
                           55 W. Wacker
                           Suite 1000
                           Chicago, IL 60601




                                STATE OF NEW YORK
                               DEPARTMENT OF STATE
                               FILED: FEB 08 1995
                                     TAX $ 0
                                     BY: JJW
                                     MONROE





                                                                    950208000164

EXHIBIT 2.8

                         AFFIDAVIT -OF PATRICK G. KING


Patrick G. King, on my oath state as follows:

1. I am above the age of 21 and fully competent to make this affidavit;

2. I am counsel to Surgical Safety Products, Inc., a New York Corporation;

3. On February 28, 1995, 1 forwarded an Application By Foreign Corporation For Authorization To Transact Business In Florida on behalf of Surgical Safety Products, Inc.;

4. Line 6 of the Application indicated that the date the corporation first transacted business in Florida was 05/15/93;

5. The statement in No. 3 is inaccurate. Surgical Safety Products, Inc., the Florida Corporation first transacted business in Florida on 05/15/93. However, Surgical Safety Products, Inc. the New York Corporation subsequent to its merger with the Florida Corporation first transacted business upon approval of the merger on February 8, 1995;

FURTHER AFFIANT SAYETH NOT

BY:/S/Patrick G. King
PATRICK G. KING.

Signed and sworn to me this 6th day of April, 1995.

OFFICIAL SEAL
DENISE MARIE TUCHOLSKI
NOTARY PUBLIC STATE Of FLORIDA
MY COMMISSION EXP
/s/Denise Marie Tucholski
Notary Public

                     APPLICATION BY FOREIGN CORPORATION FOR
                  AUTHORIZATION TO TRANSACT BUSINESS IN FLORIDA

IN COMPLIANCE WITH SECTION 607.1503, FLORIDA STATUTES, THE FOLLOWING IS SUBMITTED TO REGISTER A FOREIGN CORPORATION TO TRANSACT BUSINESS IN THE STATE OF FLORIDA

1.       SURGICAL SAFETY PRODUCTS, INC.
(Name of corporation: must include the word "INCORPORATED", "COMPANY", "CORPORATION" or words or abbreviations of like import in language as will clearly indicate that it is a corporation instead of a natural person or partnership if not so contained in the name at present.)

2.       New York
(State or country under the law of which it is incorporated)

3._____________________
 (FEI number, if applicable)

4. 05-07-93
(Data of Incorporation)

5.       Perpetual
(Duration: Year corp. will cease to exist or "perpetual")

6.       05-15-93 (prior to merger with New York Corp.)
[Date first transacted business in Florida. (See Sections 607.1001,607.1502. and 817.155 F.S.)]

7.       434 S. Washington Blvd., Suite 2
         Sarasota, FL 34236
         (Current Mailing address)

8. To engage in any lawful act or activity for which a corporation may be organized
(Purpose(s) of corporation authorized in home state or country to be carried out in the state of Florida)

9.       Name and street address of Florida registered agent:

                  Name:             Dr. G. Michael Swor
                                    -------------------
Office Address:                     434 S. Washington Blvd. Suite 2
                                    -------------------------------
                                    Sarasota, Florida, 34236

10.      Registered agent's acceptance:
Having been named as registered agent and to accept service of process for the above stated corporation at the place designated In this application, I hereby accept the appointment as registered agent and agree to act In this capacity. I further agree to comply with the provisions of all statutes relative to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as registered agent.

 /s/ G M Swor
(Registered agent's signature)

11. Attached is a certificate of existence duty authenticated, not more than 90 days prior to delivery of this application to the Department of State, by the Secretary of State or other official having custody of corporate records In the jurisdiction under the law of which it is incorporated.

12.      Names and addresses of officers and/or directors:

1.       DIRECTORS

         Chairman:                          G. Michael Swor, M.D.
         Address:                           See Exhibit A

         Vice Chairman:                     James Stuart
         Address:                           See Exhibit A

         Director:
         Address:

B.       OFFICERS

         President:                         G. Michael Swor M.D.
         Address.                           See Exhibit A

         Vice President:                    James Stuart
         Address:                           See Exhibit A

         Secretary:                         James Stuart
         Address:                           See Exhibit A

         Treasurer:                         James Stuart
         Address:                           See Exhibit A

NOTE: If necessary, you may attach an addendum to the application listing additional officers and/or direct.

13.      /s/G M Swor
(Signature of Chairman. Vice Chairman, or any officer listed in number 12 of the application)

14.      G. Michael Swor, M.D., President
(Typed or printed name and capacity of person signing application)

BOARD OF DIRECTORS

G. Michael Swor M. D.
434 S. Washington Blvd., Suite 2
Sarasota, FL 34236

David W. Swor
6385 Presidential Court
Ft. Myers, FL 33919

James D. Stuart
434 S. Washington Blvd., Suite 2
Sarasota, FL 34236

Tom DeCesare
15316 Gulf Blvd., #802
Madeira Beach, FL 33708

Sam D. Norton
18 19 Main Street, Suite 610
Sarasota, FL 34236

Irwin Newman
2240 Woolbright Road, Suite 322
Boynton Beach, FL 33462

State of New York                           SS:
Department of State

I hereby certify, that the certificate of incorporation of SURGICAL SAFETY PRODUCTS, INC. was filed on 03/01/1993, under the name of SHEFFELD ACRES INC., with perpetual duration, and chat I have made a diligent examination of the index of corporation papers filed in this Department for a certificate, order, or record of a dissolution, and upon such examination, I find no such certificate, order or record, and that so far indicated by the records of this Department, such corporation is a subsisting corporation.

A Certificate of Amendment SHEFFELD ACRES INC., changing name to SURGICAL SAFETY PRODUCTS, INC., was filed 02/08/1995.

                                            Witness  my hand  and  the  official
                                            seal of the  Department  of State at
                                            the City of Albany, this 20th day of
                                            March one thousand  nine hundred and
                                            ninety-five.


                                            /s/Alexander F. Treadwell
                                            Secretary of State

                                            (Seal)


199503210049

EXHIBIT 2.9

N.Y.S. DEPARTMENT OF STATE                                    162 WASHINGTON AVE
DIVISION OF CORPORATIONS AND STATE RECORDS                      ALBANY, NY 12231

ENTITY NAME                         SURGICAL SAFETY PRODUCTS, INC.

DOCUMENT TYPE:  MERGER (DOM. BUSINESS)                              COUNTY: MONR
                  NAME

SERVICE COMPANY     ** NO SERVICE COMPANY**                              SERVICE
                                                                        CODE: 00

CONSTITUENT NAME:                   SURGICAL SAFETY PRODUCTS, INC.


FILED: 02/08/1995   DURATION       950208000161               FILE: 950208000161

ADDRESS FOR PROCESS



REGISTERED AGENT



FILER                     FEES              85.00         PAYMENTS         85.00

HENDERSON & BECKER        FILING            60.00         CASH              0.00
C/O PATRICIA G. KING.     TAX                0.00         CHECK            85.00
55 W. WACKER,             CERT               0.00         BILLED            0.00
SUITE 1000                COPIES             0.00
CHICAGO, IL 60601         HANDLING          25.00
                                                          REFUND            0.00

          Certificate of Amendment of the Certificate of Incorporation
                                       of

                        Surgical Safety Products, Inc., f/k/a Sheffeld Acres Inc Under Section 805 of the Business Corporation Law

IT IS HEREBY CERTIFIED THAT:

         (1)      The name of the corporation is
                  Surgical Safety Products, Inc.,  f/k/a Sheffeld Acres
                  Inc.

         (2) The certificate of incorporation was filed by the department of state on the 7th day of May 1993.

         (3) The certificate of incorporation of this corporation is hereby amended to effect the following change
         The certificate of incorporation is amended to change the requisite authority by the Board of Directors to issue other classes and series of shares.
Article IV of the Certificate of Incorporation is amended to read as follows:

         Article IV-Number of Shares

         The Board of Directors shall have authority to issue other classes of shares, the aggregate number of which, the class, whether the class is with or without par value and the relative rights, preferences and limitations as it shall determine; and further, shall have the authority to issue any and all series of any classes of preferred shares and any and all of the designations, the aggregate number of which, the class, whether the class is with or without par value, relative rights, preferences and limitations of any and all such series as it shall determine.

         (4) The amendment to the certificate of incorporation was authorized:
         * first, by vote of the board of directors.
         * and then at a meeting of shareholders by vote of a majority of all the outstanding shares entitled to vote thereon.

* Set forth the subject matter of each provision of the certificate of incorporation which is to be amended or eliminated and the full text of the provision(s), if any, which are to be substituted or added. If an amendment provides for a change of issued shares, the number and kind of shares changed, the number and kind of shares resulting from such change and the terms of change. If an amendment makes two or more such changes, a like statement shall be included in respect to each change.

      IN WITNESS WHEREOF, this certificate has been subscribed this day of April 1998 by the undersigned who affirm(s) that the statements made herein are true under the penalties of perjury.

Type name                   Capacity in which signed               Signature

G. Michael Swor, M.D.            President/CEO                    /s/G M Swor

Jim Stuart                Executive V.P./COO/Secretary            /s/J Stuart


------------------------------------------------------------
          Certificate of Amendment of the Certificate of Incorporation
                                       of

         Surgical Safety Products, Inc. f/k/a Sheffeld Acres Inc.

         under Section 805 of the Business Corporate Law
------------------------------------------------------------

                                         Filed by:         Bradley F. Rothenberg

                                         Address:          Mintmire & Associates
                                                           265 Sunrise Avenue
                                                           Suite 204
                                                           Palm Beach, FL 33480

EXHIBIT 2.10
                                   BY-LAWS OF
                              SHEFFELD ACRES, INC.

                               ARTICLE I--Offices

The principal office of the corporation shall be located in the State of New York in the County of Monroe. The corporation may have such other offices, either within or outside the state, as the Board of Directors may designate or as the business of the corporation may require from time to time. The registered office of the corporation may be, but need not be, identical with the principal office, and the address of the registered office may be changed from time to time by the Board of Directors.

                            ARTICLE II--Shareholders

Section 1. Annual Meeting. The annual meeting of the shareholders shall be held at 4 o'clock 4:00 PM. on the Third Tuesday in the month of January in each year, beginning with the year 1994. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

Section 2. Special Meetings. Special meetings of the shareholders, for any purpose, unless otherwise prescribed by statute, may be called by the president or by the Board of Directors, and shall be called by the president at the request of the holders of not less than one-tenth of all the outstanding shares of the corporation entitled to vote at the meeting.

Section 3. Place of Meeting. The Board of Directors may designate any place as the place for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place as the place for such meeting. If no designation is made, or if a special meeting shall be called otherwise than by the Board, the place of meeting shall be the registered office of the corporation.

Section 4. Notice of Meeting. Written or printed notice stating the place, day and hour of the meeting, and, in case of a special meeting, the purposes for which the meeting is called, shall be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting, except that if the authorized capital stock is to be increased at least thirty days notice shall be given. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with the postage thereon prepaid. If requested by the person or persons lawfully calling such meeting, the secretary shall give notice thereof at corporate expense.

Section 5. Closing of Transfer Books or Fixing of Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for any stated period not exceeding fifty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books the Board of directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty days, and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been to any adjournment thereof except where the determination has been made through the closing of the stock transfer books and the stated period of the closing has expired.

Section 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to ______ at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held-by each. For a period of ten days prior to such meeting,this list shall be kept on file at the principal office of the corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders.

Section 7. Quorum. Fifty One Percent (51%) of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a quorum of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

         If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by law or the articles of incorporation.

Section 8. Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or his or her duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 9. Voting of Shares. Each outstanding share, regardless of class, shall be entitled to one vote, and each fractional share shall be entitled to a corresponding fractional vote on each matter submitted to a vote at a meeting of shareholders. Cumulative voting shall not be allowed.

Section 10. Voting of Shares by Certain Holders. Neither treasury shares, nor shares of its own stock held by the corporation in a fiduciary capacity, nor shares held by another corporation if a majority of the shares entitled to vote for the election of Directors of such other corporation is held by this corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time.

         Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe or, int eh absence of such provision, as the Board of Directors of such corporation may determine.

         Shares held by an administrator, executor, guardian or conservator may be voted by his or her, either in person or by proxy, without a transfer of such shares into his or her name. Shares standing in the name of a trustee may be voted by him or her, either in person or by proxy, but not trustee shall be entitled to vote shares held by him or her without a transfer of such shares into his or her name.

         Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer there of into his or her name if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

         A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Section 11. Informal Action by Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof. Such consent shall have the same force and effect as a unanimous vote of the shareholders.

                         ARTICLE III--Board of Directors

Section 1. General Powers. The business and affairs of the corporation shall be managed by its Board of Directors, except as otherwise provided by statute or the articles of incorporation.

Section 2. Number, Tenure and Qualifications. The number of Directors of the corporation shall be not less than three nor more than five, unless a lesser number is allowed by statute. Directors shall be elected at each annual meeting of shareholders. Each director shall hold office until the next annual meeting of shareholders and thereafter until his or her successor shall have been elected and qualified.

         Directors need not be residents of this state or shareholders of the corporation. Directors shall be removable in the manner provided by statute.

Section 3. Vacancies. Any director may resign at any time by giving written notice to the president or to the secretary of the corporation. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors though not less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office. Any Directorship to be filled by the affirmative vote of a majority of the Directors then in office or by an election at an annual meeting or at a special meeting of shareholders called for that purpose, and a director so chosen shall hold office for the term specified in Section 2 above.

Section 4. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this bylaw immediately after and at the same place as the annual meeting of shareholders. The Board of Directors may provide by resolution the time and place for the holding of additional regular meetings without other notice than such resolution.

Section 5. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the president or any two Directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place as the place for holding any special meeting of the Board of Directors called by them.

Section 6. Notice. Notice of any special meeting shall be given at least seven days previous thereto by written notice delivered personally or mailed to each director at his or her business address, or by notice given at least two days previously by telegraph. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of waiver of notice of such meeting.

Section 7. Quorum. A majority of the number of Directors fixed by Section 2 shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

Section 8. Manner of Acting. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 9. Compensation. By resolution of the Board of Directors, any director may be paid any one or more of the following: expenses, if any, of attendance at meetings; a fixed sum for attendance at each meeting; or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 10. Informal Action by Directors. Any action required or permitted to be taken at a meeting of the Directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Directors entitled to vote with respect to the subject matter thereof. Such consent shall have the same force and effect as a unanimous vote of the Directors.

                         ARTICLE IV--Officers and Agents

Section 1. General. The officers of the corporation shall be a president, one or more vice presidents, a secretary and a treasurer. The salaries of all the officers of the corporation shall be fixed by the Board of Directors.

         One person may hold any two offices, except that no person may simultaneously hold the offices of president and secretary.

Section 2. Election and Term of Office. The officers of the corporation shall be elected by the Board of Directors annually at the first meeting of the Board held after each annual meeting of the shareholders.

Section 3. Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby.

Section 4. Vacancies. A vacancy in any office, however occurring, may be filled by the Board of Directors for the unexpired portion of the term.

Section 5.  President.  The president shall:
         (a) subject to the direction and supervision of the Board of Directors, be the chief executive officer of the corporation;
         (b) shall have general and active control of its affairs and business and general supervision of its officers, agents and employees; and
         (c) the president shall have custody of the treasurer's bond, if any.

Section 6.  Vice President.  The vice presidents shall:
         (a)      assist the president; and
         (b) shall perform such duties as may be assigned to them by the president or by the Board of Directors.

Section 7.  Secretary.  The secretary shall:
         (a) keep the minutes of the proceedings of the shareholders and the Board of Directors;
         (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law;
         (c) be custodian of the corporate records and of the seal of the corporation and affix the seal to all documents when authorized by the Board of Directors;
         (d) keep at its registered office or principal place of business a record containing the names and addresses of all shareholders and the number and class of shares held by each, unless such a record shall be kept at the office of the corporation's transfer agent or registrar;
         (e) sign with the president, or a vice president, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors;
         (f) have general charge of the stock transfer books of the corporation, unless the corporation has a transfer agent; and
         (g) in general, perform all duties incident to the office as secretary and such other duties as from time to time may be assigned to him or her by the president or by the Board of Directors.

Section 8.  Treasurer.  The treasurer shall:
         (a)      be the principal financial officer of the corporation;
         (b) perform all other duties incident to the office of the treasurer and, upon request of the Board, shall make such reports to it as may be required at any time;
         (c)      be the principal accounting officer of the corporation;
and
         (d) have such other powers and perform such other duties as may be from time to time prescribed by the Board of Directors or the president;

                                ARTICLE V--Stock

Section 1. Certificates. The shares of stock shall be represented by consecutively numbered certificates signed in the name of the corporation by its president or a vice president ad the secretary, and shall be sealed with the seal of the corporation, or with a facsimile thereof. No certificate shall be issued until the shares represented thereby are fully paid.

Section 2. Consideration for Shares. Shares shall be issued for such consideration, expressed in dollars (but not less than the par value thereof, if any) as shall be fixed from time to time by the Board of Directors. Such consideration may consist, in whole or in part of money, other property, tangible or intangible, or in labor or services actually performed for the corporation, but neither promissory notes nor future services shall constitute payment or part payment for shares.

Section 3. Transfer of Shares. Upon surrender to the corporation or to a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and such documentary stamps as may be required by law, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate. Every such transfer of stock shall be entered on the stock book of the corporation which shall be kept at its principal office, or by its registrar duly appointed.

Section 4. Transfer Agents, Registrars and Paying Agents. The Board may at its discretion appoint one or more transfer agents, registrars and agents for making payment upon any class of stock, bond, debenture or other security of the corporation.

              ARTICLE VI--Indemnification of Officers and Directors

Each Director and officer of this corporation shall be indemnified by the corporation against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

                           ARTICLE VII--Miscellaneous

Section 1. Waivers of Notice. Whenever notice is required by law, by the articles of incorporation or by these bylaws, a waiver thereof in writing signed by the director, shareholder or other person entitled to said notice, whether before or after the time stated therein, or his or her appearance at such meeting in person on (in the case of a shareholders' meeting) by proxy, shall be equivalent to such notice.

Section 2. Seal. The corporate seal of the corporation shall be in the form impressed on the margin hereof.

Section 3. Fiscal Year. The fiscal year of the corporation shall be as established by the Board of Directors.

Section 4. Amendments. The Board of Directors shall have power to make, amend and repeal the bylaws of the corporation at any regular meeting of the Board or at any special meeting called for the purpose.


APPROVED:                                           /s/Morris Diamond
                                                    Director:  Morris Diamond

                                                    /s/Suzanne Lurenberg
                                                    Director:  Suzanne Lurenberg

                                                    /s/Shirley Diamond
                                                    Director:  Shirley Diamond

EXHIBIT 6.1
                            ASSET PURCHASE AGREEMENT

         This Asset Purchase Agreement, dated December 8, 1997, by and between SURGICAL SAFETY PRODUCTS, INC., a New York corporation with its principal offices located at 2018 Oak Terrace, Suite 400,. Sarasota, FL, 34231 ("Buyer") and Endex Systems, Inc. d/b/a Interactive Pie, a Florida corporation with its principal offices located at 716 Edgemere Lane, Sarasota, FL 34242 and Donald K. Lawrence ("Seller")

                                    RECITALS

         WHEREAS, Buyer desires to acquire all of the assets of Seller, all as more particularly set forth herein (the "acquisition"); and

         WHEREAS, the board of directors of each of the parties to this Agreement has determined that the proposed transaction is advisable and for the general welfare and advantage of their respective corporations and shareholders and have recommended to their respective shareholders that the proposed transaction be consummated; and

         WHEREAS, the Sale of Assets shall be consummated pursuant to and in accordance with the terms and conditions set forth int this Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this Agreement, the parties agree as follows:

SECTION 1.                 Purchase and Sale of the Assets and Assignment of
                           Agreements to Seller.

         1.14              Transfer of Assets and Assignment of Contracts.
                           ----------------------------------------------
                           Seller shall, subject to the terms and conditions of this agreement, sell, transfer, convey, assign, and deliver to right, title, and interest in and to the assets described on Schedule 1.1 (the "Assets"). The ownership and operation of the assets in the conduct of an interactive media production business and all activities necessary an incident thereto are sometimes referred to as the "Business".

         1.15              Purchase Price.  The total purchase price payable
                           to Buyer and Seller for the Assets("Purchased Price") , subject to reduction as set forth below, if applicable, shall be 250,000 shares of Rule 144 restricted Common Stock in Surgical Safety Products, Inc., to be paid at the losing for this agreement as set forth in Section 2.

         1.16 Assignment of Agreements. There are no agreements, contracts, or commitments, written or oral, which Buyer will assume at the closing.

         1.17              Instruments  of  Conveyance  and  Transfer.   At  the
                           --------------------------------------
                           closing, Seller shall deliver to Buyer such deeds, bills of sale, endorsements, assignments, and other good and sufficient instruments of transfer, conveyance, and assignment satisfactory to Buyer and its counsel as shall be effective to vest in and warrant to Buyer good and marketable title to the Assets, free and clear of all mortgages, security agreements, pledges, charges, claims, liens. Simultaneously with such delivery, Seller shall take all steps as may be required to put Buyer in actual possession an operating control of the Assets and the Business.

         1.18              Further  Assurances.   Seller shall from time to time
                           ------------------
                           at the request of Buyer and without further consideration, execute and deliver such instruments of transfer, conveyance and assignment in addition to the delivered under Section 1.4 and take such other action as Buyer may reasonably request to more effectively transfer, convey, and assign to and vest in Buyer and to put Buyer in possession of all or any portion of the Assets. In the event that any consent required to transfer any of the Assumed Contract to Buyer has not been received by the Closing, and Buyer waives such nonreceipt and proceeds to Closing Seller shall be obligated without further consideration to use its best efforts to secure for the Buyer the benefits of such contract.

SECTION 2.                          Closing.

         Subject to the terms and conditions of this Agreement, the closing (the "Closing") shall take place at 5:00 P.M. ON Tuesday,

December 16, 1997 at the offices of Surgical Safety Products, Inc., or at such other time, date, and/or place as the parties may mutually agree upon. The date on which the closing occurs is referred to as the "Closing Date.".

SECTION 3                  Representations and Warranties of Seller.
                           ----------------------------------------

         3.1 Seller's Representatives and Warranties. Seller represents and warrants to Buyer as follows:

         3.1.1             Capital Structure.  The capitalization of Seller
                           -----------------
                           is set forth on Schedule 3.1.1, which states the number of authorized, issued, and outstanding shares of each class and series of capital stock of Seller. All of the issued and outstanding capital stock of Seller has been duly authorized and validly issued, and is fully paid and nonassessable, [free of preemptive rights,] and not subject to any restriction on transfer under the Articles of Incorporation or Bylaws of Seller or any agreement to which Seller is a party or has been given notice. There are no outstanding subscriptions, options, warrants, convertible securities, rights,, agreements, understandings, or commitments of any kind relating to the subscription, issuance, repurchase, or purchase of capital stock or other securities of Seller, or obligating Seller to transfer any additional shares of its capital stock of any class or any other securities, except as stated on Schedule 3.1.1.

         3.1.2             Ownership of the Shares.  The 25,000 shares of
                           -----------------------
                           Common Stock in Parview, Inc. being issued to Surgical Safety Products, Inc. at the closing are duly authorized and will be validly issued, fully paid, and nonassessable upon their issuance. The person receiving securities at the closing will acquire good, valid, and indefeasible title, free and clear of any interests, security interests, claims, liens, pledges, options, penalties, charges, other encumbrances, buy-sell agreements, or rights of any party whatsoever.

         3.1.3.            Organization and Good Standing.   Seller is a
                           corporation duly organized, validly existing, and in good standing under the law of the state of Florida, having all requisite corporation power and authority to own its assets and carry on its business as presently conducted.

                           A true and complete copy of the Articles of Incorporation and Bylaws of Seller, each as amended to this date, has been delivered or made available to Boyer. The minute books of Seller are current as required by law, contain the minutes of all meetings of the incorporators, Board of Directors, committees of the Board of Directors, and shareholders from the date of incorporation to this date, and adequately reflect all material actions taken by the incorporators, Board of Directors, committees of the Board of Directors, and shareholders of Seller. Seller has no subsidiaries.

         3.1.4             Authorization; Validity.  The execution, delivery,
                           -----------------------
                           and performance of this Agreement by Seller has been duly and validly authorized by all requisite corporate action. This Agreement has been duly and validly executed and delivered by Seller, and is the legal, valid, and binding obligation of Seller, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium, reorganization, and other laws of general application affecting the enforcement of creditors' rights and by the availability of equitable remedies.

         3.1.5 Consents. No approval, consent, waiver, or authorization of or filing or registration with any governmental authority or third party is required for the execution, delivery, or performance by Seller of the transactions contemplated by this Agreement.

         3.1.6             Violations.  The executions, delivery, or
                           ----------
                           performance of this Agreement does not and will
                           not (i) with or without the giving of notice or
                           the passage of time, or both, constitute a
                           default, result in breach of, result in the
                           termination of, result in the acceleration of performance of, require any consent, approval, or will result in the imposition of any lien or other encumbrance upon any property or assets of Seller, under any agreement, lease, or other instrument to which Seller is a party or by which any of the property or assets of Seller is bound; (ii) violate any permit, license, or approval required by Seller to own its assets and operate its business; (iii) violate any law, statute, or regulation or any judgment, order, ruling, or other decision of any governmental authority, court, or arbitrator; or (iv) violate any provision of Seller's Articles of Incorporation or Bylaws.
                                No   representation,   warranty,   or   covenant
                           contained in this Agreement or in any Schedule or Exhibit furnished under it or in connection with the transactions contemplated by it, contains any untrue statement of a material fact or omits to state any fact necessary to make the statements contained in it not misleading, in light of the circumstances under which they are made, and all representations, warranties, certificates, Exhibits, and Schedules are correct on and as of this date and will be correct on the closing date.

         3.2 Survival of Representations and Warranties. Each of the representations and warranties in Section 3.1 shall be deemed renewed and made again by Seller at the closing as if made at the time, and shall survive the closing until the expiration of all applicable statute of limitation periods.

SECTION 4.                 Representations and Warranties of Buyer.

         4.1 Buyer's Representations and Warranties. Buyer represents and warrants to Seller as follows:

         4.1.2             Ownership of the Shares.  The 250,000 shares of
                           -----------------------
                           Common Stock in Surgical Safety Products, Inc., being issued to Buyer's shareholders at the closing are duly authorized and will be validly issued, fully paid, and nonassessable upon their issuance. The persons receiving securities at the closing will acquire good, valid, and indefeasible title, free and clear of any interests, security interests, claims, liens, pledges, options, penalties, charges, other encumbrances, buy-sell agreements, or rights of any party whatsoever.

         4.1.3 Organization and Good Standing. Seller is a corporation duly organized, validly existing, and in good standing under the law of the state of New York, having all requisite corporate power and authority to own its assets and carry on its business as presently conducted.
                                    A true and complete  copy of the Articles of
                           Incorporation and Bylaws of Buyer, each as amended to this date, has been delivered or made available to Seller. The minute books of the Buyer are current as required by law, contain the minutes of all meetings of the incorporators, Board of Directors, committees of the Board of Directors, and shareholders from the date of incorporation to this date, and adequately reflect all material actions taken by the incorporators, Board of Directors, committees of the Board of Directors, and shareholder of Buyer. Buyer has no subsidiaries.

         4.1.4             Authorization; Validity.  The execution, delivery,
                           -----------------------
                           and performance of this Agreement by Buyer has been duly and validly authorized by all requisite corporate action. This Agreement has been duly and validly executed and delivered by Buyer, and is the legal, valid, and binding obligation of Seller, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium, reorganization, and other laws of general application affecting the enforcement of creditors' rights and by the availability of equitable remedies.

         4.1.5 Consents. No approval, consent, waiver, or authorization of or filing or registration with any governmental authority or third party is required for the execution, delivery, or performance by Buyer of the transactions contemplated by this Agreement.

         4.1.6             Violations.  The executions, delivery, or
                           ----------
                           performance of this Agreement does not and will
                           not (i) with or without the giving of notice or
                           the passage of time, or both, constitute a
                           default, result in breach of, result in the
                           termination of, result in the acceleration of performance of, require any consent, approval, or will result in the imposition of any lien or other encumbrance upon any property or assets of Buyer, under any agreement, lease, or other instrument to which Seller is a party or by which any of the property or assets of Seller is bound; (ii) violate any permit, license, or approval required by Seller to own its assets and operate its business; (iii) violate any law, statute, or regulation or any judgment, order, ruling, or other decision of any governmental authority, court, or arbitrator; or (iv) violate any provision of Buyer's Articles of Incorporation or Bylaws.
                                No   representation,   warranty,   or   covenant
                           contained in this Agreement or in any Schedule or Exhibit furnished under it or in connection with the transactions contemplated by it, contains any untrue statement of a material fact or omits to state any fact necessary to make the statements contained in it not misleading, in light of the circumstances under which they are made, and all representations, warranties, certificates, Exhibits, and Schedules are correct on and as of this date and will be correct on the closing date.

         4.2 Survival of Representations and Warranties. Each of the representations and warranties in Section 3.1 shall be deemed renewed and made again by Seller at the closing as if made at the time, and shall survive the closing until the expiration of all applicable statute of limitation periods.

SECTION 5.                 Covenants of Seller.

         5.1 Except as may otherwise be consented to or approved in writing by Buyer, Seller agrees that from the date of this Agreement and until Closing:

         5.1.1 Conduct Pending Closing. (i) The business of Seller shall be conducted only in the ordinary course consistent with past practices.

         5.1.2 Access to Records. Seller shall provide Buyer and its representatives access to all records of Seller that they reasonably may request and provide reasonable access to the properties of Seller.

         5.1.3 Solicitation. Seller agrees that it will not solicit, consider, or negotiate any offers to acquire the shares or assets of Seller, or to provide any information or to make available any management personnel to third parties for such purposes.

         5.1.4             Confidentiality.  Seller agrees to keep the
                           ---------------
                           provisions of this Agreement confidential and will not disclose its provisions to any person, excluding Seller's accountants, attorneys, and other professionals with whom Seller conducts business and to whom such disclosure is reasonably necessary; provided, however, that such persons shall be advised of the confidential nature of this Agreement at the time of such disclosure.

         5.1.5 Proration of Taxes and other Amounts. All applicable taxes and rental payments under the Assumed Contracts, and other expenses and revenues of the Business relating to the Assets, shall be prorated as of Closing. Utility deposits shall be retained by Seller.

         5.1.6             Risk of Loss.  In the event that any of the assets
                           ------------
                           are damaged by fire, vandalism, or other casualty before closing, the cost of any repair or restoration shall be an obligation of Seller and the closing shall proceed under the terms of this Agreement, with the cost of repair or restoration escrowed at closing. If, however, the cost of repair or restoration, exceeds one (1) percent of the Purchase Price, Buyer shall have the option of either (i) taking the Assets as is, together with any insurance proceeds payable by virtue of such loss or damage or (ii) canceling this Agreement.

SECTION 6.                 Covenants of Buyer.

SECTION 7.                 Conditions Precedent to Obligations of Buyer.

         7.1 Conditions Precedent. Unless, at the closing, each of the following conditions is either satisfied or waived by Buyer in writing, Buyer shall not be obligated to effect the transactions contemplated by this Agreement:

         7.1.1             Representations and Warranties.  The
                           representations and warranties of Seller are true and correct at the date of this Agreement and shall be true and correct as of Closing as if each were made again at that time.

         7.1.2 Performance of Covenants. Seller shall have performed and complied in all respects with the covenants and agreements required by this Agreement.

         7.1.3 Items to be Delivered at Closing. Seller shall have tendered for delivery to Buyer the following:

                  (i) Delivery of Shares for Cancellation. Stock certificates representing all of the outstanding securities of Seller duly endorsed in blank or accompanied b duly executed stock powers with all requisite transfer tax stamps attached, which shall be subsequently cancelled.

                  (ii)     Consents.  Consents for each item listed on
                           Schedule 3.1.5.

             (iii) Opinion of Seller's Counsel. An opinion of Seller's counsel in form and content satisfactory to the Buyer and its counsel.

                  (iv) Good Standing Certificate. A certificate of the Florida Secretary of State, dated within 10 days of the closing, showing that Seller is in good standing.

                  (v) Corporate Action. A certified copy of the corporate action of Seller authorizing and approving this Agreement and the transactions contemplated by it.

                  (vi) Certificate of Incumbency. A certificate of incumbency duly executed by Seller's Secretary or Assistant Secretary.

             (vii)         Transfer    Documents.    Deeds,   bills   of   sale,
                           assignments, consents to assignments, and other instruments of transfer and consent necessary to transfer to Buyer good and marketable title in and to all of the Assets and Assumed Contracts, free and clear of all liens, except as set forth in this Agreement.

            (viii) Investment Letter. An investment letter duly executed by each of Seller's shareholders.

                  (ix) Agreement Not to Compete. An agreement not to compete, in the form attached as Exhibit A, duly executed by Seller or its principals.

         7.1.4             Proceedings and Instruments Satisfactory.  All
                           ----------------------------------------
                           proceedings, corporate or other, to be taken in connection with the transactions contemplated by this Agreement, and all documents incident to this Agreement, shall be satisfactory in form and substance to Buyer and Buyer's counsel, whose approval shall not be withheld unreasonably.

         7.1.5             Certificate.  There shall be delivered to Buyer an
                           -----------
                           officer's certificate, signed by Seller, to the effect that all of the representations and warranties of Seller set forth in this Agreement are true and complete in all material respects as of the closing date, and that Seller has complied in all material respects with its covenants and agreements required to be complied with by the closing.

         7.1.6 No Adverse Change. There shall not have been a material adverse change in the financial condition of Seller or the business, whether or not covered by insurance; nor shall any lawsuit by pending that seeks to set aside the Agreement or the transactions contemplated by it.

SECTION 8.                 Conditions Precedent to Obligations of Seller.

         8.1 Conditions Precedent. Unless, at the closing, each of the following conditions is either satisfied or waived by Seller in writing, Seller shall not be obligated to effect the transactions contemplated by this Agreement:

         8.1.1 Representations and Warranties. The representations and warranties of Buyer are true and correct at the date of this Agreement and shall be true and correct as of Closing as if each were made again at that time.

         8.1.2 Items to be Delivered at Closing. Buyer shall have tendered for delivery to Seller the following:

                  (i) Delivery of Shares for Cancellation. Stock certificates duly issued in the name of each of the shareholders not dissenting to the proposed Sales of Assets, or such other consideration as is required to be delivered by this Agreement.

                  (ii)     Consents.  Consents for each item listed on
                           Schedule 3.1.5.

             (iii) Opinion of Buyer's Counsel. An opinion of Buyer's counsel in form and content satisfactory to the Seller and its counsel.

                  (iv) Good Standing Certificate. A certificate of the Florida Secretary of State, dated within 10 days of the closing, showing that Seller is in good standing.

                  (v) Corporate Action. A certified copy of the corporate action of Buyer authorizing and approving this Agreement and the transactions contemplated by it.

                  (vi) Certificate of Incumbency. A certificate of incumbency duly executed by Buyer's Secretary or Assistant Secretary.

         8.1.3 Performance of Covenants. Buyer shall have performed and complied in all respects with the covenants and agreements required by this Agreement.

SECTION 9.                 Agreements to Indemnify.

         9.1      Scope of Indemnity.  Subject to the terms and
                  ------------------
                  conditions of Section 9, Seller and Endex Systems, Inc.
                  d/b/a Interactive Pie and Donald K. Lawrence
                  (collectively "Indemnitors") agree, to the fullest
                  extent permitted by law, to indemnify, defend, and hold harmless Buyer from and against all demands, claims, actions or causes of action, assessments, losses,
                  damages, liabilities, cost, and expenses, including,
                  without limitation, interest, penalties, and reasonable attorneys' fees and expenses, asserted against, related to, resulting from, imposed upon, or incurred by Buyer, directly or indirectly, by reason of, relating to, or resulting from (i) liabilities and obligations of, and claims against, Seller (whether absolute, accrued, contingent, or otherwise) existing as of the date of the closing or arising out of facts or circumstances existing on or before the ate of closing; (ii) a breach of any agreement, representation, or warranty of Seller contained in or made pursuant to this Agreement, or any facts or circumstances constituting such a breach; or (iii) [any tax or related claim (including, without limitation, claims for interest and penalties) asserted against Seller or relating to the operations of Seller through the date of the closing].

         9.2      Indemnification Procedure.  Promptly after receipt by
                  -------------------------
                  Buyer of notice of the making or commencement by any third party of any claim, action, lawsuit, or proceeding as to which indemnification may be sought (a "Third Party Claim"), Buyer shall notify Indemnitors in writing of the commencement. The failure to notify Indemnitors shall not relieve Indemnitors from liability that the may have under this section if Indemnitors are not prejudiced by the lack of such notice. However, if Indemnitors are prejudiced by the lack of such notice, the Indemnitors shall not be responsible for that portion of the liability caused by the prejudice resulting from the lack of notice.

                           If any such  Third  Party  Claim is  brought  against
                  Buyer, Indemnitors shall be entitled to participate and, to the extent they may elect by written notice delivered promptly to Buyer after receiving notice from Buyer, to assume the defense with counsel reasonably satisfactory to Buyer. The parties agree to cooperate fully with each other in connection with the defense, negotiation, or settlement of any such legal proceeding, claim, or demand. The Buyer shall have the right to employ its own counsel in any such case, but the fees and expenses of this counsel shall be at the expense of Buyer unless (i) the employment of counsel has been authorized in writing by Indemnitors in connections with the defense of the action; (ii) Indemnitors have not employed counsel to have charge of the defense of the action within a reasonable period of time after commencement of the action; or (iii) Buyer has reasonably concluded that there may be defenses available to it that are different from or additional to those available to Indemnitors, in which case Indemnitors shall not have the right to direct the defense of this action on behalf of Buyer. In any of these events, the fees and expenses of Buyer's counsel shall be borne by Indemnitors.

                           Neither  Buyer nor  Indemnitors  may settle any Third
                  Party Claim without the consent of the other. After any final judgment or award has been rendered by a court, arbitration board, or administrative agency of competent jurisdiction and the time in which to appeal from it has expired; a settlement has been consummated; or Indemnitors and Buyer arrive at a mutually binding agreement with respect to each separate matter alleged to be indemnified by Indemnitors, Buyer shall forward to Indemnitors notice of any sums due and owing by it with respect to the matter, and Indemnitors immediately shall pay all of the sums owing, by wire transfer or certified or bank cashier's check, to Buyer.

         9.3 Setoff. Buyer shall have the right to set off against the balance of the Purchase Price due under Section 1 of this Agreement any amounts due from Seller to Buyer under this section.

         9.4 Survival. The indemnity provided by this Section shall survive the closing.

SECTION 10.                Notices.

         Any notice, request, demand, or communication required or permitted to be given by ant provision of this Agreement shall be deemed to have been delivered, given, and received for all purposes if written and (i) if delivered personally, by facsimile, or by courier or delivery service, at the time of such delivery; or (ii) if directed by registered or certified United States mail, postage and charges prepaid, addressed to the intended recipient, at the address specified below, two business days after such delivery to the United States Postal Service.

         If to Buyer:                       Surgical Safety Products, Inc.
                                            2018 Oak Terrace, Suite 400
                                            Sarasota, FL   34231

         With a copy to:                    Mintmire & Associates
                                            265 Sunrise Avenue, Suite 204
                                            Palm Beach, FL   33480

         If to Seller:                      Donald K. Lawrence
                                            2018 Oak Terrace, Suite 400
                                            Sarasota, FL   34231

         With a copy to:                    W. Lee McGinness
                                            1800 2nd Street, Suite 750
                                            Sarasota, FL   34236

Any party may change the address to which notices are to be mailed by giving notice as provided herein to all other parties.

SECTION 11.                Miscellaneous.

         11.1     Entire Agreement.  This Agreement, the Exhibits, and
                  ----------------
                  the Schedules, contain all of the terms and conditions agreed upon by the parties with reference to the subject matter and supersede any and all previous agreements, representations, and communications between the parties, whether written or oral. This Agreement, including its Exhibits and Schedules, may not be modified or changed except by written instrument signed by all of the parties, or their respective successors or assigns.

         11.2 Assignment. This Agreement shall not be assigned or assignable by Seller or Buyer without the express written consent of the other party. This Agreement shall inure to the benefit of and be binding on the parties and their respective successors and assigns.

         11.3 Captions. All section, schedule, and exhibit headings are inserted for the convenience of the parties and shall not be used in any way to modify, limit, construe, or otherwise affect this Agreement.

         11.4 Counterparts. This Agreement may be executed n several counterparts, each of which shall be deemed to be an original and which together shall constitute one and the same instrument.

         11.5     Waiver.  Each of the parties may, by written notice to
                  ------
                  the other, (i) extend the time for the performance of
                  any of the obligations or other actions of the other
                  party; (ii) waive any inaccuracies in the
                  representations or warranties of the other party
                  contained in this Agreement or in any document
                  delivered pursuant to this Agreement; (iii) waive
                  compliance with any of the covenants of the other party contained in this Agreement; or (iv) waive, in whole or in part, performance of any of the obligations of the other party. No action taken pursuant to this Agreement, including, but not limited to, the consummation of the closing or any knowledge of or investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action, possessing such knowledge, or performing such investigations of compliance with the representations, warranties, covenants, and agreements contained herein. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent or similar breach.

         11.6 Controlling Law. This Agreement has been entered into in the state of Florida and shall be governed by, construed, and enforced in accordance with the laws of Florida.

         11.7     Gender.  Whenever in this Agreement the context so
                  ------
                  requires, reference to the masculine shall be deemed to include the feminine and the neuter, references to the neuter shall be deemed to include the masculine and the feminine, and references to the plural shall be deemed to include the singular and the singular to include the plural.

         11.8     Further Assurances.  Each of the parties shall use all
                  ------------------
                  reasonable efforts to bring about the transactions contemplated by this Agreement as soon as practicable, including the execution and delivery of all instruments, assignments, and assurances, and shall take or cause to be taken such reasonable further or other actions necessary or desirable to carry out the intent and purposes of this Agreement.

         11.9 Attorneys' Fees. In the event a lawsuit is brought to enforce or interrupt any part of this Agreement of the rights or obligations of any party to this Agreement, the prevailing party shall be entitled to recover such party's costs of suit and reasonable attorneys' fees, through all appeals.

         11.10 References to Agreement. The words "hereof," "herein," "hereunder," and other similar compounds of the word
                  "here" shall mean and refer to the entire Agreement and not to any particular section, article, provision, annex, exhibit, schedule, or paragraph unless so required by the context.

         11.11 Schedules and Exhibits. Schedules and Exhibits to this Agreement (and any references to any part or parts of them) shall, in each instance, include the Schedules or Exhibits (as the case may be) attached to this Agreement as well as any amendments to such Schedules or Exhibits (in each such case). All such Schedules and Exhibits shall be deemed an integral part of this Agreement, and are incorporated into this agreement by reference.

         11.12 Venue. Any litigation arising under this Agreement shall be instituted only in Sarasota County, Florida, the place where this Agreement was executed. All parties agree that venue shall be proper in that county for all such legal or equitable proceedings.

         11.13Severability. Each section, subsection, and lesser section of this Agreement constitutes a separate and distinct undertaking, covenant, and/or provision. If any provision of this Agreement shall be determined to be unlawful, such provision shall be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect.

         11.14 Rights in Third Parties. Except as otherwise specifically provided, nothing expressed or implied in this Agreement is intended, or shall be construed, to confer on or give any person, firm, or corporation, other than the parties and their respective shareholders, any rights or remedies under or by reason of this Agreement.

         11.15 Expenses. Each party shall pay its own expenses in connection with the negotiation and consummation of the transactions contemplated by this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ATTEST:                                                   BUYER
                                                          a New York corporation
By:______________________                                 By:/s/G M Swor
         (Corporate Seal)                                 President

STATE OF FLORIDA
COUNTY OF PALM BEACH

         SWORN TO and subscribed before me this   16th   day of
December   , 1997, by      G. M. Swor     , who is personally
known to me or produced as identification the following:
                     and who did/did not take an oath.

                                                     /s/ Kimberly A. Bourdeaux
                                                     Notary Public
                                                             (SEAL)

STATE OF FLORIDA
COUNTY OF PALM BEACH

         I hereby certify that on this day, before me an officer duly authorized to administer oaths and take acknowlegements, personally appeared G.M. Swor known to me the persons described in and who executed the foregoing instrument, who acknowledged before that executed the dame, and an oath was not taken. Said person is personally known to me or produced as identification the following: .
     Witness my hand and official seal in the County and State last aforesaid this 16th day of December , 1997.

                                                     /s/ Kimberly A. Bourdeaux
                                                     Notary Public
                                                     (SEAL)

ATTEST:                                              SELLER
                                                     a Florida corporation
By:_________________                                 By:/s/Donald K Lawrence
                                                              President


STATE OF FLORIDA
COUNTY OF PALM BEACH

         SWORN TO and subscribed before me this 16th day of December , 1997, by Donald K. Lawrence , who is personally known to me or produced as identification the following:
                     and who did/did not take an oath.


                                                     /s/ Kimberly A. Bourdeaux
                                                     Notary Public
                                                              (SEAL)
STATE OF FLORIDA
COUNTY OF PALM BEACH

         I hereby certify that on this day, before me an officer duly authorized to administer oaths and take acknowlegements, personally appeared Donald K. Lawrence known to me the persons described in and who executed the foregoing instrument, who acknowledged before that executed the dame, and an oath was not taken. Said person is personally known to me or produced as identification the following: .
     Witness my hand and official seal in the County and State last aforesaid this 16th day of December , 1997.


                                             /s/ Kimberly A. Bourdeaux
                                                     Notary Public
                                                         (SEAL)

                                    Exhibit A

                            NON-COMPETITION AGREEMENT

         1. For a period of five (5) years from and after the termination of this Agreement, Endex Systems, Inc. d/b/a Interactive Pie and Donald K. Lawrence agree that they will not, either directly or indirectly, on their own account or through a partnership or corporation, engage in, invest in, or otherwise be connected with any profession, business or enterprise which, at the time of such proposed engagement, investment, or connection, is engaged in the practice of developing and/or marketing an occupational injury and/or a blood-borne pathogen exposure management information system or services of a like kind.

     2. In the event of a breach or threatened breach by Endex Systems, Inc. d/b/a Interactive Pie and Donald K. Lawrence or any of their obligations under Number 1. hereof, each acknowledges that Surgical Safety Products, Inc., will not have any adequate remedy at law and shall be entitled to such equitable and injunctive relief as may be available to restrain Endex Systems, Inc. d/b/a Interactive Pie and Donald K. Lawrence from the violation of the provisions under Number 1. hereof. Nothing herein shall be construed as Surgical Safety Products, Inc., from pursuing any other remedies available for such breach or threatened breach, including the recovery of damages from Endex Systems, Inc. d/b/a Interactive Pie and Donald K. Lawrence.

     3. Endex Systems, Inc. d/b/a Interactive Pie and Donald K. Lawrence and Surgical Safety Products, Inc. expressly agree that this Agreement is a reasonably limited time and area within the meaning of ss.542.33(2)(a) of the Florida Statutes.

         4. The provisions of this Agreement shall not apply in the event the Asset Purchase Agreement is terminated without cause by Surgical Safety Products, Inc., as provided for herein.

     5. Endex Systems, Inc. d/b/a Interactive Pie and Donald K. Lawrence and Surgical Safety Products, Inc. hereby agree that if any portion of this Agreement conflicts with the non-compete clause in the Asset Purchase Agreement, the terms of the Asset Purchase Agreement shall control.

ATTEST:                                                   BUYER
                                                          a New York corporation
By:                                                       By: /s/ G.M. Swor
     (Corporate Seal)                                     President

ATTEST:                                               SELLER
                                                      a Florida Corporation
By:                                                   By: /s/ Donald K. Lawrence
     (Corporate Seal)                                 President

Signed this 16th day of December, 1997 by Donald K. Lawrence and
G.M. Swor.
                                                      /s/ Kimberly A. Bourdeaux

                                                              (Notary Seal)

Schedule 1.1
-NEXT YEAR FEDERAL-      ENDEX SYSTEMS, INC.   DEPRECIATION REPORT

ASSET    DESCRIPTION OF PROPERTY       DATE       COST OR   SALVAGE       ACCU-      METHOD/IRC     LIFE OR       AMOUNT
NUMBER                               ACQUIRED      OTHER                 MULATED        SEC.         RATE          DEPRE-
                                                   BASIS    ADJMNT         DEP-                                   CIATION
                                                            SECTION     RICIATION                                 FOR 1997

1        IBM PC PSI                  11/10/94      1,292.                    852.       200DB        5.00             176.
         AMT DEPRECIATION                                                    683.       150DB        5.00             244.

2        MONITOR                     11/10/94        200.                    133.       200DB        5.00              27.
         AMT DEPRECIATION                                                    105.       150DB        5.00              38.

3        HP LASERJET PRINTER         11/10/94        648.                    428.       200DB        5.00              88.
         AMT DEPRECIATION                                                    342.       150DB        5.00             122.

4        FAX MACHINE                 11/10/94        377.                    249.       200DB        5.00              51.
         AMT DEPRECIATION                                                    199.       150DB        5.00              71.

5        CELLULAR PHONE              11/10/94        213.                     29.         SL         5.00              43.
         AMT DEPRECIATION                                                                 SL         5.00              43.

6        OFC FURNITURE/FILE CABINT   11/10/94        991.                    504.       200DB        7.00             139.
         AMT DEPRECIATION                                                    302.       200DB       10.00             103.

7        COMPUTER SOFTWARE           11/10/94        181.                    129.         SL         3.00              52.
         AMT DEPRECIATION                                                                 SL         3.00              52.

8        MODEM                       06/01/95        192.                    105.       200DB        5.00              35.
         AMT DEPRECIATION                                                     83.       150DB        5.00              33.

9        ZIP BACKUP DRIVE            06/01/95        200.                    110.       200DB        5.00              36.
         AMT DEPRECIATION                                                     87.       150DB        5.00              34.

10       UPTECH COMPUTER             11/15/95      3,916.                  1,684.       200DB        5.00             893.
         AMT DEPRECIATION                                                  1,278.       150DB        5.00             791.

11       UPTECH BACKUP               11/29/95        287.                    123.       200DB        5.00              66.
         AMT DEPRECIATION                                                     94.       150DB        5.00              58.

CURRENT YEAR SECTION 179 (0) - ASSET DISPOSED

Schedule 1.1
-NEXT YEAR FEDERAL -   ENDEX SYSTEMS, INC.  DEPRECIATION REPORT

ASSET    DESCRIPTION OF PROPERTY      DATE        COST OR     SALVAGE      ACCU-      METHOD/IRC    LIFE OR       AMOUNT
NUMBER                              ACQUIRED       OTHER                  MULATED        SEC.        RATE         DEPRE-
                                                   BASIS       ADJMNT       DEP-                                  CIATION
                                                              SECTION    RICIATION                                FOR 1997

12       SOFTWARE                   12/01/95         958.                    412.       200DB        5.00            218.
         AMT DEPRECIATION                                                               150DB        3.00            639.

13       LAPTOP COMPUTER            02/09/96       4,489.                    898.       200DB        5.00          4,436.
         AMT DEPRECIATION                                                    337.       150DB       10.00            623.

14       MISC SOFTWARE              06/30/96       1,364.                    227.       200DB        3.00            758.
         AMT DEPRECIATION                                                               150DB        3.00            682.

15       MISC COMPUTER EQUIPMENT    06/30/96       2,277.                    455.       200DB        5.00            729.
         AMT DEPRECIATION                                                    342.       150DB        5.00            581.

16       PINHOLE CAMERA             01/17/95         211.                     98.       200DB        7.00             32.
         AMT DEPRECIATION                                                               150DB        5.00             47.

17       COMPUTER EQUIPMENT         03/12/97         564.                               200DB        5.00            113.
         AMT DEPRECIATION                                                               200DB        5.00             85.

18       COMPUTER EQUIPMENT         04/07/97         428.                               200DB        5.00             86.
         AMT DEPRECIATION                                                               150BD        5.00             64.

19       COMPUTER EQUIPMENT         07/18/97         354.                               200DB        5.00             71.
         AMT DEPRECIATION                                                               150DB        5.00             53.

         *TOTAL OTHER DEPRECIATION                19,142.                    110.                                  5,049.
         AMT DEPRECIATION                         19,142.                     87.                                  4,363.



20       25,000 shares Common Stock
         in Parview, Inc.

CURRENT YEAR SECTION 179 (D) - ASSET DISPOSED

Schedule 1.1
                                                                 (LOGO) ParView

                          SETTLEMENT AND MUTUAL RELEASE

         This mutual release, executed on April 9th , 1997, between ParView, Inc. of Sarasota, FL, and Don Lawrence of Interactive Pie of Sarasota, FL.

         Disputes and differences have arisen between the parties with respect to certain business arrangements regarding ParView, Inc., ParView, LLC, and other entities controlled by David Chessler. The parties have agreed to execute this mutual settlement release in settlement of such disputes and differences.

         Don Lawrence agrees to accept 25,00 shares for full payment for services to all ParView Inc., ParView LLC, or any Chessler entity, and to return all information in any medium held by Don Lawrence regarding any and all marketing material, contracts, and vendors.

         In consideration of the mutual relinquishment of their respective legal rights with reference t the above mentioned disputes and differences, in consideration of the execution of this mutual release, each party for himself and his heirs and legal representatives, expressly releases the other, and his heirs and legal representatives from all liability for claims and demands arising out of the above described contracts. The parties further agree to mutually indemnify each other for any actual damages suffered by either party for any action of the other party.

         The parties agree that Don Lawrence is an independent contractor but as such that all trade information, materials and or manuals developed pursuant to this agreement or relating to the marketing material, contracts and vendor, including all information conceived, originated or developed by Don Lawrence shall be the property of ParView, Inc.

         Don Lawrence further agrees to return to ParView, Inc., after termination of his employment with ParView, Inc., or any time ParView, Inc., so requests, all vendors, marketing materials, contracts, contracts and supporting documentation belonging to ParView, Inc., which he may then possess or have under his control, as well as to return any medium containing computer data, hardware or programs belonging to ParView, Inc.

The property including one Laptop PC, and one Digital Camera with memory board was sold back to Don Lawrence as part of this settlement. Don Lawrence owns that equipment free and clear of any liens from ParView, Inc.

         Don Lawrence has read this release and understand all its terms and execute it voluntarily and with full knowledge of its significance.

         In witness whereof, Don Lawrence has executed this release at 5975 Cattlemen Lane, Sarasota, Florida on April 9th , 1997.


/s/Don Lawrence                                               /s/David Chessler
Don Lawrence                                                  David Chessler




                                                               ParView, Inc.
                                     5975 Cattleman Lane    Sarasota, FL   34233

 NUMBER                                                                SHARES
  43                                                                   25,000

                                  PARVIEW, INC.


        AUTHORIZED CAPITOL STOCK 500,000 COMMON SHARES WITHOUT PAR VALUE

This Certifies that     Interactive Pie, Inc.     Is
 the owner of Twenty-Five Thousand   fully paid and non-issuable
SHARES OF THE CAPITOL STOCK OF PARVIEW, INC., transferable on the books of the Corporation in person or by duly authorized xxxx xxx upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and sealed with the Seal of the Corporation.

This 9th day of April A.D. 1997


/s/Dennis M Hayes                                       /s/David Chessler
Dennis M. Hayes Secretary                               David Chessler President

                                 Schedule 3.1.1

                         Capitol Structure of the Seller



         The capital structure of the Seller (Endex Systems, Inc.
d/b/a Interactive Pie and Donald K. Lawrence) is as follows:


         10,000 Shares of Common Stock authorized

          1,000 Shares of Common Stock Issued and Outstanding

EXHIBIT 6.2
                         PREPAID CAPITOL LEASE AGREEMENT

THIS AGREEMENT, made this 30th day of January, 1998 (the "Effective Date"), by and between Surgical Safety Products, Inc., a New York corporation (herein called "Lessor"), Community Health Corporation, a Florida not-for-profit corporation (herein called "Lessee").

                                   WITNESSETH:

WHEREAS, Lessor is the developer of a network of interactive, multimedia, touchscreen kiosks designed to collect and assimilate health care worker exposure to bloodborne pathogen incident data and provide immediate feedback to health care workers regarding safety steps to be followed, known as the "Surgical Safety Network" (herein called "SSN"), useful in ;managing bloodborne pathogen exposures in large health care facilities, a part of which includes certain computer software (herein called the "Software"); and

WHEREAS, Lessee acts in support of Sarasota Memorial Hospital ("SMH") and has agreed to provide SSN to SMH; and

WHEREAS, the parties desire to enter into this Agreement to reflect various understandings concerning the right of Lessee to SSN and the continuing responsibilities of Lessor to develop and update SSN and to provide for training and implementation services related thereto.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and obligations herein contained, the parties have agreed as follows:

1. Lease. Lessor hereby leases to Lessee and Lessee hereby leases and hires from Lessor for the term hereof, four SSN kiosks and accompanying software and technical support, subject to the conditions stated herin. Unless sooner terminated as provided herein, the term of this Agreement (herin called the "Term") shall be ten years beginning on the Development Date (as defined in
Section 5(e) herein).

2. Prepaid Lease Payment. In consideration of the rights conferred under this Agreement, Lessee shall pay to Lessor the sum of TWO HUNDRED AND FIFTY THOUSAND UNITED STATES DOLLARS (U.S. $250,000) pursuant to Schedule 2 attached hereto as a prepayment of all rent anticipated to become due during the Term.

3.       Installation and Maintenance.

a. Lessor shall install at least four SSN kiosks, at a health care site in Sarasota Memorial Hospital (the "Facility") within thirty (30) days after the date hereof.

b. Lessor will provide Lessee with SSN and Software maintenance, including improvements, updates and error notifications sent generally by Lessor to SSN and Software users throughout the Term hereof, subject to Section 14 hereof. Maintenance includes telephone service at mutually convenient times to answer any user questions related to SSN and the Software.

c. In the event Lessee chooses to use additional SSN Kiosks, such SSN Kiosks will be leased by Lessee at rates that reflect Lessee's most favored customer status. A new three-year lease (separate from this agreement) will be entered into by both parties for such SSN Kiosks.

4. Education and Training. Lessor shall provide to Lessee's personnel and personnel of the Facility product training and education (herein called "Training") on the use and implementation of SSN. Training shall include a description of SSN concepts, methodology and Software models, and techniques for converting health/medical data into form suitable for decision making and safety analysis for managing health care facilities.

a. Lessor will provide the necessary personnel experienced and knowledgeable with SSN to train Lessee's and the Facility's personnel to use SSN effectively.

b. Training operations will be carried on at the Facility. The Training Period will commence at a time designated by Lessee, which shall be not later than fifteen (15) days after the Development Date and will continue for a period of thirty (30) days. During the Training Period, five (5) man-days of education and training will be provided without charge separate from the prepaid rental fee. Additional training shall be provided to Lessee upon request for a charge of Four Hundred Dollars ($400) per man-day.

5.       Lessee's Rights.
a. Except as provided in Section 13 hereof, the transaction represented by this Agreement is a capital lease of SSN. Such lease does not include a right to alter, disassemble or decompile SSN or make derivative works of SSN. However, Lessee's creation of data files in accordance with customary use of SSN shall not be deemed the making of a derivative work.

b. Lessee shall acquire no rights with respect to SSN (including modifications) under the terms of this Agreement other than the right to use SSN pursuant to and subject to this Agreement, except as provided in Section 13 and Section 14 hereof.

c. All copyright and literary rights in SSN and the Software, except as otherwise provided herein, shall remain the property of Lessor.

d. Lessee shall, in its sole discretion, establish performance standards based in part on industry standards for the collection and assimilation of health care worker bloodborne pathogen exposure incident data and the provision of feedback related thereto and the needs of the Facility (the "Performance Standards"). If at any time Lessee determines that SSN does not meet or exceed the Performance Standards or does not meet or exceed the performance of other available technology or personnel, Lessee will notify Lessor in writing the Performance Standards are no longer being met. Lessor shall have thirty (30) days from receipt of such written notice in which to modify or update SSN so that it meets or exceed such standards. In the event Lessor fails to satisfy the Performance Standard criteria, after its attempt to modify or update SSN, Lessee may terminate this Agreement immediately upon written notice to Lessor and avail itself of all remedies provided hereunder or otherwise available at law or equity.

e. SSN shall meet the Performance Standards established by Lessee for the operation of SSN. Lessor shall complete development of SSN and the Software in accordance with the Performance Standards and to the satisfaction of Lessee and will be ready, willing and shall install SSN at the Facility on or prior to a date within five (5) days of the date hereof (the "Installation Date"). The "Installation Date" shall be agreed upon by both parties as set forth on
Schedule  6(e)  hereto.  Lessee  shall  review the  operation of SSN against the
Performance   Standards  for  a  period  of  thirty  (30)  days   following  the
Installation Date (the "Trial Period"). If during the Trial Period, Lessee determines that SSN does not meet the Performance Standards, Lessee may require Lessor to remove SSN from the Facility and return to Lessee all sums paid to Lessor as prepaid rental hereunder. If Lessee chooses to accept SSN upon the expiration of the Trial Period, the date Lessee accepts SSN shall be considered the "Development Date."

6.       Warranties.
a. Lessor warrants and represents that it has sufficient right, title and interest in SSN and the Software to enter into this Lease as provided herein.

b. Lessor shall, at its expense, defend Lessee or the Facility against any claim and shall indemnify and hold harmless Lessee from and against any final judgment, that SSN or the Software infringes a U.S. patent or copyright, provided that Lessee provides reasonable notice to Lessor in writing of the claim.

7.       Insurance and Indemnification.
a. Lessor shall maintain comprehensive general and products liability insurance in the amount of no less than TWO MILLION UNITED STATES DOLLARS (U.S. $2,000,000) covering the use of the SSN and its Software in the Facility, naming the Facility and Lessee as co-insured parties.

b. Lessor shall indemnify, reimburse and hold harmless Lessee, the Facility, their agents, employees and assigns from and against any liens, liabilities or other damages incurred by Lessee, the Facility, their agents, employees and assigns as a result of the installation or use of SSN or the Software at the Facility, provided the use of SSN by the Lessee, its Facility, agents, employees, and assigns is not grossly negligent or malicious.

8.       Enhancements and Modifications.
a. The terms "SSN" and "Software" as used herein, include any modification, improvements, addition or enhancement (other than the installation of additional kiosks), whether authorized or not (herein called "Modification"), which may be made to SSN or the Software by Lessor during the Term. This lease extends to all Modifications, on the terms stated in this Section. Any Modification developed by Lessor shall be made available to Lessee when and as provided generally by Lessor to other Lessees, if any. No additional rental or license fees shall be charged for the use of a Modification.

b. All rights to Modifications shall be the property of Lessor. In the event that any Modification is proposed by Lessee, the Facility, or their employees, agents, consultants, affiliates and assigns, and Lessor desires to incorporate such Modification into SSN, Lessor shall pay to Lessee one-half of one percent (.5%) of any net revenue of Lessor attributable to the Modification, as reasonably determined by Lessor and Lessee.

9. Repair and Maintenance. During the Term hereof, Lessee shall maintain, service and keep in good repair each component of SSN at its own expense.

10. Taxes. Lessor agrees to promptly pay during the term of this Agreement all sales taxes, use taxes, excise taxes, personal property taxes, assessments, license fees, and all other governmental charges, fines, or penalties whatsoever, by whomsoever payable, on or relating to SSN as installed in the Facility or on the use, rental, shipment, transportation, delivery or operation therefor, including all such taxes, fees, assessments and charges upon Lessee (other than federal or state income and franchise taxes of Lessee) by reason of Lessee's use thereof. Lessor shall likewise pay all stamp or documentary taxes, state or federal, levied or assessed on this lease, if any.

11. Confidential Information or Data. If, pursuant to the performance of the obligations hereunder, either party learns from or about the other party, or clients of the other party, any confidential or proprietary information, not limited to trade secrets, business plans, financial plans, marketing plans, medical records and patient provider or payor data, the party receiving such information shall protect the confidentiality thereof with the same care as it uses for its own confidential technical and commercial information; unless such party can demonstrate by written records that the information was previously known to it, the information is now or becomes in the future public knowledge other than through the acts or omissions of the party, the information is lawfully obtained from independent sources, either party is required by law to disclose such information or the information is subsequently developed by the party independent of confidential information received hereunder. Either party may add data gained through the use of SSN for statistical analysis, provided, however, that no identifying data, including, but not limited to, patient names, practitioner names, or the Facility, identity or location, may be disclosed in such statistical analysis, without permission from the other party.

12. Termination. This Agreement may be terminated prior to the expiration of the Term hereof upon the occurrence of any of the following:

a. By Lessee, in the event the Development Date does not occur prior to the first day of April, 1998.

b. By Lessee upon notice of termination on account of Lessor's breach of any provision of this Agreement, provided, however, that Lessor shall have the right to cure any such default within thirty (30) days of notice thereof.

c. By Lessee upon thirty (30) days written notice to Lessor that it elects to terminate this Agreement.

d. By Lessor upon notice of termination on account of Lessee's breach of any provision of this Agreement, provided, however, that Lessee shall have the right to cure any such default within ten (10) days of notice thereof.

e.  By Lessee pursuant to Section 5(d) herein.

13. Termination by Lessee. In the event Lessee terminates this Agreement pursuant to the provisions of Section 12(a) or 12(b) hereof:

a.  This  lease  shall   immediately  be  converted  into  a  twenty-five   year
irrevocable, nonexclusive, royalty free license for Lessee and SMH or any of SMH's Affiliates to use SSN and the Software;

b. Lessor shall upon the request of Lessee, immediately deliver into Lessee's possession copies of Software, documentation, computers, equipment, data bases and other items related to the development and operation of SSN and the Software for Lessee to use or sublicense SSN;

c. All sums paid by Lessee pursuant to Section 2 hereunder shall become immediately due and payable to Lessee by Lessor. Lessor shall repay Lessee immediately upon cessation of use of the SSN by Lessee the sum of TWO HUNDRED FIFTY THOUSAND UNITED STATES DOLLARS (U.S. $250,000) less the sum of TWENTY-FIVE THOUSAND UNITED STATES DOLLARS (U.S. $25,000) times the number of years, or part thereof, SSN is used by Lessee in the Facility and any amounts paid by Lessor to SMH pursuant to Article 6(b) of Clinical Products Testing Agreement dated January 30, 1998.

14. Option to Purchase. By written notice given to Lessor during the last year of the Term, Lessee shall have the option to purchase the SSN Kiosks from Lessor at a price of one dollar. In the event Lessee elects such option, Lessor shall continue to provide the services listed in Section 3(b) hereof for a term of ten years from the date of such purchase at a cost to Lessee consistent with most favored customer status of Lessee.

15. Notices. Any notices required or permitted to by given hereunder shall be deemed to have been given personally, or deposited in the United States mails, certified mail, return receipt requested, postage prepaid, addressed to the party to whom given at the following address:

If to Lessor:              G. Michael Swor, M.D.
                           Surgical Safety Products, Inc.
                           2018 Oak Terrace
                           Sarasota, Florida   34231
If to Lessee:              Community Health Corporation
                           1700 S. Tamiami Trail
                           Sarasota, Florida   334239
                           Attention: Michael H. Covert, President

Notification at the above addresses shall be binding upon both parties unless written notice of change of address has been given by one party to the other.

16. Relationship. The relationship between the parties is that of independent contractors; no partnership, joint venture, agency or employment is intended.

17. Waiver. The failure of any party to insist upon strict performance of any obligation hereunder shall not be a waiver of such party's right to demand strict compliance of that or any other obligation in the future. No custom or practice of the parties at variance with the terms hereof shall constitute a waiver, nor shall any delay or omission of a party to exercise any rights arising from a default impair the party's right as to said default or to any subsequent default.

18. Binding Effect and Benefits. All provisions of this Agreement shall be binding upon, and shall inure to the benefit of, and shall be enforceable by and against all the parties hereto, and their respective heirs, legal representatives, successors and assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective heirs, legal representatives, successors or assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

19. Assignment. This Agreement is personal to each of the parties hereto and neither party may assign nor delegate any of his rights or obligations hereunder without first having obtained the written consent of the other party, except that Lessee may assign this Agreement to any party affiliated with Lessee or the Facility without its sole discretion.

20. Amendment. No change, modification or amendment of this Agreement shall be valid or binding upon any party hereto unless expressed in writing signed by the party against whom the same is sought to be enforced.

21. Integration. This Agreement, together with the Guaranty, contains the entire agreement of the parties and supercedes all negotiations, tentative agreement, representations, commitments, or arrangements made prior to the date hereof. All prior agreements are merged into this Agreement and all representations and warranties, whether oral or written, are hereby disclaimed and disavowed unless expressly reiterated in this Agreement.

22. Construction. This Agreement shall be interpreted whether as to validity, capacity, performance, or remedy, according to the internal substantive laws of the State of Florida. Titles or captions of articles and paragraphs contained in this Agreement are inserted only as a matter of convenience and for reference, and in no way define, limit, extend, or describe the scope of this Agreement or intent of any provisions hereunder. Whenever required by the context, the singular number shall include the plural, the plural the singular, and the masculine and neuter gender shall include all genders.

23. Venue. The parties to this Agreement agree that jurisdiction and venue shall properly lie in the Twelfth Judicial Court of the State of Florida, in and for Sarasota County, Florida or in the United States District Court for the Middle District of Florida with respect to any and all legal proceedings arising from this Agreement.

24. Affiliate. For purposes of this Agreement, "Affiliate" shall mean any entity owned or controlled by the Sarasota County Public Hospital Board.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

WITNESSES:                               SURGICAL SAFETY PRODUCTS, INC.
                                         a New York corporation
                                         By:/S/G M Swor    As its President
                                         "LESSOR"

                                         COMMUNITY HEALTH CORPORATION,
/S/Susan Whelan                          a Florida corporation
/S/Sharon Taddio                         By:/S/Michael Covert   As its President
                                         "LESSEE"

Schedule 2

PREPAID LEASE PAYMENTS

Amount due on Development Date:   $250,00

Schedule 6(e)
                                INSTALLATION DATE

         Community Health Corporation and Surgical Safety Products, Inc., hereby agree that the Installation Date of the Surgical Safety Network for purposes of this Agreement shall be December 30, 1997.
                                                  COMMUNITY HEALTH CORPORATION,
                                                  By:/S/Michael H Covert
                                                  As its President

                                                  SURGICAL SAFETY PRODUCTS, INC.
                                                  By:/S/G M Swor
                                                  As its President

EXHIBIT 6.3

Surgical Safety                                         SSP Corporate Center
PRODUCTS, INC.                                          2018 Oak Terrace
(Logo)                                                  Sarasota, FL 34231
                                                        Telephone 941-927-7874
                                                        Fax 941-925-0515
                                                        Internet www.ssp-inc.com

                                Letter of Intent

WHEREAS, USSC has investigated SafetyNetwork(TM); and

WHEREAS, USSC intends to pursue a joint venture or equity buy-in relationship with Surgical Safety Products, Inc., similar, but not necessarily limited to the SafetyNetwork(TM) proposal option 2; and

WHEREAS, to pursue this relationship will require due diligence on behalf of both USSC and Surgical Safety Products, Inc.; and

WHEREAS, part of this due diligence will be performed by observing healthcare worker reactions and their responses to SafetyNetwork(TM) at the 1998 AORN Congress.

NOW THEREFORE, in consideration of the above, Surgical Safety Products, Inc. grants USSC favored status as a Charter Sponsor of SafetyNetwork(TM) and, as such, grants a discount of 33% off the proposed retail value of services provided for AORN.

UNITED STATES SURGICAL CORPORATION
By:      /s/ Robert A. Knarr
As Its:

SURGICAL SAFETY PRODUCTS, INC.
By:/s/Donald K Lawrence 2/12/98
As Its: VP Sales

EXHIBIT 6.4

ROCKFORD INDUSTRIES, INC.    Rental Agreement
1851 East First Street, Sixth Floor - Santa Ana, CA  92705
Tel:  (714) 547-7166  (800) 876-7788  Fax:  (714) 547-3839

         FULL LEGAL NAME                               SUPPLIER OF EQUIPMENT
   AND ADDRESS OF LESSEE                                (COMPLETE ADDRESS)

                         DESCRIPTION OF RENTAL EQUIPMENT

----------------------------------------------------------------
EQUIPMENT LOCATION (IF OTHER THAN ABOVE):
----------------------------------------------------------------
RENTAL TERM          MONTHLY PAYMENT                 Advance Rentals Payable
                  (plus Sales/Use Tax)               at the Signing of Rental
                                                   (check must accompany rental)

                                                    Amount represents the__month
                                                          and__month's rent

                             Rent Commencement Date:
----------------------------------------------------------------
                TERMS AND CONDITIONS - PLEASE READ BEFORE SIGNING

1. RENTAL SELECTION AND ACCEPTANCE. Lessor hereby rents to Lessee, and Lessee hereby rents from Lessor, the equipment, "as- is", described above or on any schedule attached here collectively, (the "Schedule(s)") (the equipment with all replacement parts, repairs, additions and accessories is herein collectively called the "Equipment") on the terms and conditions as set forth in this rental or any Schedule(s) (hereinafter such rental and any Schedule(s) referred to as the "Rental"). LESSEE REPRESENTS AND WARRANTS THAT THIS IS A COMMERCIAL AND BUSINESS TRANSACTION ONLY. LESSEE REPRESENTS AND WARRANTS THAT IT HAS SELECTED BOTH THE EQUIPMENT AND THE SUPPLIER BASED SOLELY ON LESSEE'S OWN JUDGMENT, and having done so requests and authorizes Rockford Industries Inc. located at 1851 East First St. Santa Ana, CA 92705 ("Lessor") to purchase the Equipment from the above Supplier. LESSOR IS NOT RESPONSIBLE FOR ANY REPAIRS, MAINTENANCE, OR SERVICE OF ANY KIND to the Equipment (which is the personal property specified above and in any Schedule referenced above) as that responsibility and the costs thereof are solely Lessee's, as is delivery and installation. Lessor shall not be liable for any loss or damage to Lessee if, for any reason, Supplier delays or fails to deliver any or all of the Equipment. LESSEE'S OBLIGATIONS UNDER THIS RENTAL SHALL NOT BE AFFECTED BY ANY DELAY IN THE DELIVERY. Upon delivery, Lessee shall immediately inspect the Equipment. If acceptable, Lessee shall accept the Equipment and sign a delivery and acceptance certificate (Lessor's form). Unless Lessor receives written notice from Lessee within (5) days after the Equipment has been delivered, such notice stating objection to or non-acceptance of the Equipment, then, at sole election of Lessor, Lessee agrees that Lessor may conclusively presume that Lessee has fully and irrevocably accepted the Equipment, and that Lessee warrants that it is in good working condition fully ready for use. If Lessee refuses or fails to sign such a delivery and acceptance certificate within (5) days after the Equipment has been delivered, or if Lessee requests cancellation of this Rental or is in default hereof, then, at sole election of Lessor, in addition to any other liability hereunder, Lessee and any guarantor(s) of this Rental ("Guarantor") shall assume all of Lessor's obligations of whatsoever nature or kind under any purchase agreement, written or otherwise, for the Equipment including Lessor's attorneys' fees and expenses.
2. NO WARRANTIES BY LESSOR. LESSOR, NEITHER BEING THE MANUFACTURER OF, NOR SUPPLIER IN, THE EQUIPMENT, MAKES ABSOLUTELY NO WARRANTIES, EXPRESS OR IMPLIED STATUTORY OR OTHERWISE REGARDING ANY MATTER WHATSOEVER, INCLUDING BUT NOT LIMITED TO THE PERFORMANCE, RELIABILITY, QUALITY CONDITION, CAPACITY, TAX OR ACCOUNTING TREATMENT OF THE EQUIPMENT, ITS MECHANICABILITY, OR ITS FITNESS FOR ANY USE WHATSOEVER. LESSOR DISCLAIMS ANY LIABILITY FOR ANY LOSS, DAMAGE OR INJURY TO LESSEE OR THIRD PARTIES AS A RESULT OF ANY DEFECTS, LATENT OR
OTHERWISE, IN THE EQUIPMENT. LESSOR SHALL HAVE NO OBLIGATION TO MAINTAIN, SERVICE OR INSTALL THE EQUIPMENT, WHICH IS LEASED ONLY "AS-IS". LESSOR SHALL NOT BE LIABLE FOR ANY INDIRECT OR CONSEQUENTIAL DAMAGES HOWSOEVER ARISING. IF THE EQUIPMENT IS UNSATISFACTORY FOR ANY REASON, LESSEE SHALL MAKE CLAIM ON ACCOUNT THEREOF SOLELY AGAINST THE MANUFACTURER AND/OR, THE SUPPLIER AND SHALL NEVERTHELESS PAY LESSOR ALL RENT AND OTHER MONIES PAYABLE HEREUNDER.

     To the extent assignable herewith, Lessee hereby assigns to Lessee, without recourse and at Lessee's sole expense, all warranties given to Lessor by the Supplier or manufacturer of the Equipment.

Lessee agrees that NEITHER THE SUPPLIER NOR ANY OF ITS SALESPERSONS, EMPLOYEES OR AGENTS IS AN AGENT OR LESSOR, NOR ARE THEY AUTHORIZED TO BIND LESSOR, TO WAIVE OR ALTER ANY TERM OR CONDITION PRINTED HEREIN OR ADD ANY PROVISION HERETO (which acts may be effected only by a writing signed by an authorized officer of Lessor). 3. NON-CANCELABLE RENTAL. THE RENTAL CANNOT BE CANCELED BY LESSEE DURING THE TERM HEREON. This is a net rental and all obligations of Lessee hereunder, including its obligation to pay rent shall be absolute, unconditional and irrevocable and shall not be subject to any counterclaim, offset, defense, abatement, or reduction ("Counterclaim") for any reason whatsoever, including without limitation by reason of any defect in, or damage to the Equipment or any interference in Lessee's use thereof; or any act or omission of Lessor, Supplier or any other entity, including a default by Lessor hereunder; or any bankruptcy or insolvency of Lessor or Supplier. 4. TERM AND RENT. Lessee agrees to pay all of the "Total Rent", which is equal to: the number of months of the rental term multiplied by the monthly payment plus all other sums owed by Lessee to Lessor. The monthly payments shall commence on the first date that any of the Equipment is delivered to Lessee or Lessee's agent, or any later date selected by Lessor (the "Rent Commencement Date"). Lessee further represents and certifies that (a) Lessee has full power to enter into this Rental and fully authorized the person executing it, (b) Lessee has duly authorized, executed and delivered this rental, (c) the Rental is the legal, valid and binding obligation of Lessee enforceable in accordance with its terms, (d) Lessee's entry into this Rental and its performance hereof will not violate any laws or regulations or any agreements or contracts by which Lessee is bound, and (e) that Lessee has read and understands both sides of this Rental and acknowledges receipt of a copy of this Rental. This Rental is not binding upon lessor, until accepted by Lessor, by the signing at the Lessor's office, of a duly authorized signatory of Lessor ("Acceptance"). Upon Acceptance, Lessee agrees to Rental the Equipment from Lessor under the terms and conditions of this Rental. Advance rentals shall not be refunded if for any reason the Rent Commencement Date does not occur. 5. TITLE; QUIET ENJOYMENT. The Equipment and title thereto, is to remain the property of Lessor. Lessee shall neither have nor develop, by any payments, invoices or otherwise, any equity, right, title or other interest in or to the Equipment, other than that of lessee only. Lessee agrees to reflect the Equipment as leased equipment on tax returns, and at the sole expense of Lessee, to protect, defend, and affirm the title of Lessor. The Equipment is and shall remain personal property regardless of its use or any attachment to real property. lessee shall not by function of law or otherwise, sublet, sublease, lend, permit use by anyone who is not an employee of Lessee, abandon, assign, transfer, suffer liens or attachments, hypothecate, pledge or otherwise dispose of or surrender the Equipment, or this Rental, or any part of or interest in all equipment and any and all inventory, accounts, receivables, goods, machinery, furniture, fixtures, property, intangible property, and assets of any and every kind, regardless of location, and whether presently and/or hereafter acquired by Lessee or in which Lessee has any interest, and all proceeds of the foregoing, which shall secure the performance of all of Lessee's obligations of any kind whatsoever, whenever originated, to Lessor. Said security interest and related filings shall not be construed as meaning that this Rental is not a "True
Rental" under the UCC. Lessee hereby authorizes Lessor to file financing statements under the UCC, and Lessee and Lessor agree that any reproduction of this Rental shall be sufficient as a financing statement under the UCC. Lessee authorizes Lessor to sign such financing statements as agent and attorney-in-fact for Lessee. Lessee shall neither have nor develop, by payment or otherwise, any equity, right, title or other interest in or to the Equipment, other than that of a Lessee only.

LESSEE:________________________________

By X_______________________ Date X_______ Witness X_____________
     (AUTHORIZED SIGNATURE)

By X_______________________ Date X_______ Witness X_____________
     (AUTHORIZED SIGNATURE)

Accepted by:  Rockford Industries Inc. Santa Ana, CA.("Lessor")

By:__________________________   Date: X________________________

ROCKFORD INDUSTRIES,INC.                             EQUIPMENT SCHEDULE TO
1851 East First Street, Sixth Floor                  MASTER LEASE AGREEMENT
Santa Ana, CA  92705
Tel:  (714) 547-7166  (800) 876-7788                 MASTER LEASE #
Fax:  (714) 547-3839                                 SCHEDULE #

LESSEE:                                              SUPPLIER:

(BILLING ADDRESS)                                (DEALER OR SELLER OF EQUIPMENT)

EQUIPMENT LOCATION:  (if different from billing address)

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EQUIPMENT  DESCRIPTION Together with all accessories,  additions and attachments
thereto,   replacements  and  substitutions  therefore,now  owned  or  hereafter acquired (collectively, the "Equipment").

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INITIAL LEASE TERM    MONTHLY LEASE PAYMENT                ADVANCE RENTAL
                                                    (CHECK MUST ACCOMPANY LEASE)

                TERMS AND CONDITIONS - PLEASE READ BEFORE SIGNING

A. Lessor agrees to lease to Lessee, and Lessee agrees to lease from Lessor, the Equipment described above on the terms specified in this equipment schedule (this "Schedule") and the Master Lease Agreement. By signing below, Lessee hereby represents and warrants that it has read and understood all of the terms and conditions contained in this Schedule and in the Master Lease Agreement. The terms of the Master Lease Agreement are hereby ratified and incorporated in this Schedule as if set forth herein in full and shall remain in full force and effect and be fully enforceable throughout the term of this Schedule. Capitalized terms used and not otherwise defined in this Schedule have the respective meanings set forth in the Master Lease. B. All Rentals shall be payable in advance and shall be due monthly (or such other period as specified above) beginning on the Commencement Date and continuing on the same day of each subsequent calendar month (or other specified period) during the term hereof. C. Lessee agrees to lease the Equipment on an AS-IS, WHERE-IS BASIS, WITHOUT REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, INCLUDING (WITHOUT LIMITATION) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE. D. Lessee hereby irrevocably appoints Lessor (and any of Lessor's officers, employees or agents designated by Lessor) as Lessee's agent and attorney-in-fact, coupled with an interest, to do all things necessary to carry out the intent of this Schedule and/or the Master Lease Agreement, including (without limitation) the execution and filing of all Uniform Commercial Code financing statements as Lessor may deem necessary to perfect such interest. E. For purposes of perfection of a security interest in chattel paper by possession under the Uniform Commercial Code, it is understood and agreed that: (a) Counterpart No. 1 of this Schedule shall be deemed the only original counterpart of this Schedule, and transfer and possession thereof shall effect such perfection; (b) transfer or possession of no other purported counterpart of this Schedule shall effect such perfection; and (c) transfer or possession of an original counterpart of the Master Lease Agreement shall not be necessary to effect such perfection.

LESSEE
BY SIGNING BELOW, LESSEE ACKNOWLEDGES READING AND AGREEING TO ALL THE TERMS AND CONDITIONS SET FORTH ON THIS SCHEDULE AND THE MASTER LEASE AGREEMENT THE EQUIPMENT IS FOR BUSINESS USE ONLY THIS SCHEDULE AND MASTER LEASE AGREEMENT ARE NON-CANCELABLE

CERTIFICATE OF ACCEPTANCE OF LEASED EQUIPMENT The above named and undersigned Lessee hereby acknowledges complete and satisfactory delivery, receipt and installation of the Equipment described in this Schedule. Lessee understands and agrees that the lack or failure of the Equipment or any misoperation thereof of any kind shall no be a basis for non- fulfillment of any of the Lessee's obligations under this Schedule or the Master Lease Agreement and that Lessee's obligations to Lessor and Lessor's assigns as set forth in the Master Lease Agreement are not subject to any claims, counterclaims, defenses or setoffs. WE HERE BY AUTHORIZE YOU TO PAY FOR AND PURCHASE THE EQUIPMENT

PERSONAL GUARANTY In order to induce Lessor to enter into this Schedule with Lessee, the undersigned, jointly and severally, hereby irrevocably and unconditionally, guaranty, without deduction or diminution by reason of counterclaim, offset, or defense, the prompt and complete payment under, whenever due, and performance of this Schedule to Lessor or its assigns, including any and all modifications, additions, supplements and amendments thereof, as well as all of Lessee's other Schedules with Lessor that have commencement dates not later than ten (10) days after Lessor receives written notice from the undersigned of their desire not to guaranty any additional Schedules. The undersigned warrant and guaranty that this Schedule has been properly executed by Lessee, and agree that this guaranty shall be of full force and effect irrespective of any invalidity or unenforceability of the Schedule or any provisions thereof, or the existence, validity or value of any security. The undersigned hereby waive presentment notice of acceptance hereof, all notices of any kind to which we may be entitled, and all defenses of a guarantor or surety. The undersigned consent that from time to time, without notice to or further consent from the undersigned and without releasing or affecting the undersigned's liability hereunder, the time for payment or performance under this Schedule may be extended or accelerated in whole or part, any security therefor may be exchanged, rescheduled, enforced, sold, scheduled or otherwise dealt with, the provisions of any documents may be cancelled, modified or waived, any other guarantors may be rescheduled, and any indulgence may be granted to Lessee, as Lessor may in its sole discretion determine. The obligation and liability of each undersigned is direct, continuing and unconditional, shall not be diminished or affected whether or not the Equipment is repossessed, and Lessor shall not be required to proceed against Lessee or resort to any other right or remedy before proceeding against the undersigned under this guaranty. No payment by the undersigned, except payment in full of all liabilities hereunder, shall entitle the undersigned to be subrogated to any of the rights or remedies of Lessor under this Schedule. The undersigned warrant they have read this Schedule and hereby waive any and all rights to a trial by jury, and agree to the venue and jurisdiction contained therein, and agree that only full payment and performance of the Schedule can discharge the undersigned's liability. (Guarantor hereby grants to lessor a security interest in all goods as set forth in the Master Lease Agreement. This guaranty shall be binding upon the undersigned and the heirs, representatives, successors and assigns of the undersigned, in favor of Lessor and Lessor's successors and assigns. This guaranty cannot be terminated or changed orally and no provision hereof may be modified or waived except in writing.)

ACCEPTED BY:  ROCKFORD INDUSTRIES, INC., ("LESSOR")

ROCKFORD INDUSTRIES, INC.                Master Lease #
1851 East First Street, Sixth Floor
Santa Ana, CA  92705                     LESSEE NAME
Tel:  (714) 547-7166  (800) 876-7788     & ADDRESS:
Fax:  (714) 547-3839

                             MASTER LEASE AGREEMENT

On the terms and conditions hereof, Lessee agrees to lease from Rockford Industries, Inc. ("Lessor"), and Lessor agrees to lease to Lessee, certain equipment (together with all additions thereto and substitutions and replacements thereof, collectively, the "Equipment") in the quantities, models and prices, and for the term as designated in each equipment schedule in the form of Schedule "A" attached hereto (each, a "Schedule," and collectively, the "Schedules") and to be acquired from the respective suppliers designated on each Schedule (each, a "Supplier"). Lessee represents and warrants that it has selected the Equipment and each Supplier based solely on its own judgment. Each Schedule shall reference this Master Lease Agreement (this "Master Lease") and shall be deemed to incorporate therein all of the terms and conditions hereof, unless and to the extend any provisions hereof are expressly excluded or modified therein, and shall contain such additional terms as Lessor and Lessee shall, in their sole discretion, agree upon. All equipment leased subsequent to the date hereof shall be subject to the terms and conditions of the related Schedule and this Master Lease, as incorporated therein. All of the terms and conditions of this Master Lease shall survive its termination and apply in full force and effect to any and all Schedules. Each Schedule, together with (a) the terms and conditions of this Master Lease so incorporated therein, and (b) any schedules, attachments or exhibits thereto or hereto, shall constitute a separate lease agreement (each, a "Lease" and collectively, the "Leases"). Each such Lease may be assigned by Lessor and/or reassigned separate and apart from any other Leases hereunder, and such rights shall be separately exercisable by Lessor or such assignee, as the case may be, exclusively and independently of the rights of Lessor or such assignee with respect to any other Leases. To the extent that any schedule constituting a Lease hereunder would constitute "chattel paper" as such term is defined under the Uniform Commercial Code (the "UCC"), a security interest therein may be created only through the transfer or possession of the original counterpart of such Schedule executed pursuant to this Master Lease. The transfer or possession of an original counterpart of this Master Lease shall not be necessary to perfect such security interest and no security interest in any Schedule constituting a Lease hereunder may be created by the transfer or possession of any other counterpart of such Schedule or by the transfer or possession of any counterpart of this Master Lease. Lessee confirms that each Lease is a commercial lease and that all Equipment leased pursuant to any Lease will be used solely for commercial or business purposes (and not for consumer, personal, family or household purposes) on the terms and conditions set forth in the lease covering such Equipment. With respect to each Lease, Lessee acknowledges that such lease is intended to be a "true" lease, and is a "finance lease" as defined in UCC Section 2A-103(l(g). Lessee further acknowledges that it is entitled under UCC Article 2A (as such Article, as amended from time to time, may be in effect, "UCC2A") to the promises and warranties, including those of any third party, provided to Lessor by any Supplier in connection with the acquisition by Lessor of the Equipment or the right to possession and use thereof. Lessor acknowledges that Lessee may communicate with any Supplier and receive an accurate and complete statement of such promises and warranties, including any related disclaimers, limitations or remedies. Lessee also acknowledges that it received and read the notifications contained in this paragraph before Lessee signed any Schedule constituting a Lease hereunder. A. TERM. The term of this Master Lease shall commence on the date hereof and shall continue until the latest of the respective termination dates of this Master Lease and the Leases, unless otherwise terminated earlier pursuant to the provisions of this Master Lease. In the event that this Master Lease shall be terminated pursuant to the provisions hereof and prior to the latest of the respective termination dates of the Leases, then, at the sole option of Lessor and any assignees of Lessor, and provided that all obligations of Lessee under each Lease shall have been satisfied, all outstanding Leases shall be terminated concurrently herewith. The term of each Lease shall commence (the "Commencement Date") on: (a) the first date on which any Equipment is delivered to Lessee or Lessee's agents; or (b) at Lessor's election, such later date on which either
(i) physical delivery of all of the Equipment covered by a Schedule constituting a Lease hereunder has been completed, or (ii) the first commercial use of any Equipment covered by a Schedule constituting a Lease hereunder shall have occurred prior to Lessor's receipt of the Certificate of Acceptance (as defined in Section (i hereof), and shall terminate as indicated in such Schedule, unless terminated earlier pursuant to the terms of this Master Lease. If Lessor should decide to cancel this Master Lease or any Lease prior to the Commencement Date of such Lease, in addition to any other liability hereunder and under any Leases, each Obligor (as defined below) shall assume all of Lessor's obligations with respect to all of the related Equipment, including (without limitation) Lessor's attorneys'
fees and expenses. As used in this Master Lease, the term "Obligor" shall mean Lessee and each guarantor, surety and other person or entity liable for any of Lessee's obligations under this Master Lease or any Lease. B. RENTALS AND FEES. With respect to each Lease: (a) all advance rentals (collectively, the "Advance Rentals") shall be due at the later of (i) the date of execution by Lessee of this Master Lease; or (ii) the date of execution by Lessee of the related Schedule; and (b) the subsequent rentals under such Lease (together with the Advance Rentals, collectively, the "Rentals") shall be payable in advance beginning on the Commencement Date in the amounts and at the times specified in the related Schedule. In the event the term of any Lease does not commence for any reason, the Advance Rentals thereunder shall not be refunded to Lessee and shall be retained by Lessor not as a penalty but as liquidated damages to cover Lessor's administrative expenses in processing the application for such Lease, preparing any related documentation, undertaking any due diligence and taking any other actions relating to the foregoing. Lessee shall, upon Lessor's demand, promptly pay or reimburse Lessor for all documentation and administrative fees and expenses relating to the Equipment and each Lease, including (without limitation) Lessor's standard documentation fees, UCC and other search fees, UCC filing fees, fees and expenses of Lessor's attorneys' and other related fees, costs and expenses. C. NOTICES; NO WAIVER; TIME; ENTIRE AGREEMENT; SEVERABILITY; GOVERNING LAW. Any notices to be given under this Master Lease or any Lease shall be effective at the end of the fifth day following the mailing thereof, via United States first class mail with postage prepaid, to the other party at the address set forth herein or such other address as such other party may have specified by written notice. No failure on the part of Lessor to exercise, and no delay in exercising any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by Lessor of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. Time is of the essence with respect to this Master Lease and each Lease. With respect to each Lease, this Master Lease and the related Schedule, together with all schedules, attachments and exhibit is hereto and thereto, contain the entire agreement with respect to the transactions described herein and therein and supersede any conflicting provision of any contract, purchase order or any other verbal or written agreement. No term or provision of this Master Lease or any Lease may be amended, altered, waived, discharged or terminated except by a written instrument, signed by Lessor and Lessee, which is invalid under the law of any state shall, as to such state, be ineffective to the extent of such prohibition in such state only, without invalidating the remaining provisions of this Master Lease or such Lease in such state. Lessee shall make the payments set forth in this Master Lease and each Lease shall be performed in Orange County, California where Lessee's payments shall be sent. THIS MASTER LEASE AND EACH LEASE IS ENTERED INTO IN AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW OR CHOICE OF LAW. Lessee hereby consents to the exclusive venue and jurisdiction of any Federal or state court located in Orange County, California with respect to any action commenced hereunder or under any Lease. Lessee agrees that service of process in any action hereunder or under any Lease shall be sufficient if made by first class certified mail to Lessee at the address set forth herein or such other address as such other party may have specified by written notice in accordance with the terms hereof. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, LESSEE HEREBY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION COMMENCED HEREUNDER OR UNDER ANY LEASE. D. LATE PAYMENTS. When Lessee fails to pay any part of any monthly lease payment or other sum due hereunder and is not received by Lessor within five (5) days of its due date, Lessee agrees, so as to compensate Lessor for costs and lessor's inability to reinvest the sums due, to pay Lessor in regards to said delinquent payment; a) a late charge equal to the greater of ten cents (10(cent)) per one dollar ($1.00) of each delinquent payment or twenty five ($25) dollars; plus b) a late charge of one fifteenth of one percent (1/15%) per day on the delinquent amount commencing one month after the amount was due, until paid. E. LEASE NON-CANCELABLE; PAYMENTS TO BE NET. Lessee agrees that all Rentals or other sums payable by Lessee hereunder or under any Lease shall be the unconditional obligation of Lessee and shall be made without abatement, reduction or setoff of any nature, including (without limitation) any thereof arising out of any security deposit amounts, certificates of deposit and similar credit supports provided by Lessee or on its behalf, or any present or future claim Lessee may have against Lessor, any of Lessor's assignees, any supplier or any manufacturer, carrier or vendor of the Equipment or any part of the Equipment. This Master Lease and each Lease shall not be cancelable or terminable by Lessee prior to the end of the term hereof or thereof except as expressly provided herein or therein. F. TAXES; INDEMNITY. With respect to each Lease, agrees that taxes are not included in the Lease calculations. Lessee agrees: (a) to pay, promptly when due, all license fees and assessments, and all sales, use, property, excise and other taxes or charges (including any interest and penalties), now or hereafter imposed by any governmental body or agency upon any Equipment or the purchase, ownership, possession, leasing, operation, use or disposition thereof made thereunder, or the Rentals or other payments thereunder (excluding taxes on or measured by the net income of Lessor); (b) to prepare and file promptly with the appropriate offices any and all tax and other similar returns required to be filed with respect thereto (promptly sending copies thereof to Lessor) or, if requested by Lessor, to notify Lessor of such requirement and furnish Lessor with all information required by Lessor so that it may effect such filing; (c) to assume all risks of liability arising from or pertaining to the purchase, delivery, ownership, possession, leasing, operation, use, maintenance, storage, repair, condition, transportation or other disposition of any Equipment or the return of any Equipment to Lessor or any claims of patent, trademark or copyright infringement and, at Lessee's sole expense and irrespective of whether any of the following shall have resulted from or be attributable in any way to any action or inaction of Lessee, to indemnify and save Lessor, and Lessor's directors, officers, employees, affiliates, servants, agents, successors and assigns, harmless from and against, and to defend them against, any and all claims, actions, proceedings, settlements, judgments, losses,liens, obligations, costs, expenses, attorneys' fees, fines, damages and liabilities arising therefrom or pertaining thereto (including, without limitation, any thereof arising out of injury to or death of persons or damage to property); and (d) that Lessor will have the right each year to estimate the yearly property taxes that will be due on the Equipment and that Lessee will pay the estimated personal property taxes when requested or, at Lessor's election regarding personal property taxes, Lessee will pay Lessor a monthly personal property tax fee equal to three-tenths of one percent (0.33%) of the original Equipment cost to reimburse Lessor for Lessor's payment of taxes and costs for preparing, reviewing and filing returns. Any amounts required to be paid by Lessee under this Section F which Lessee fails to pay may be paid by Lessor and shall, at Lessor's option, become immediately due from Lessee to Lessor. Lessee's obligations contained in this Section F shall survive the termination of this Master Lease and the Leases. G. ACCEPTANCE. Promptly upon delivery to Lessee of the Equipment to be leased under any Lease, Lessee shall inspect the Equipment and execute and deliver to Lessor a Certificate of Acceptance (the "Certificate of Acceptance") in form and content satisfactory to Lessor. Unless Lessee gives Lessor and Supplier written notice of each defect or other proper objection to any Equipment within five (5) days after delivery thereof, such
Equipment shall be deemed to have been duly delivered to and unconditionally accepted by Lessee. If Lessee wrongfully refuses delivery of any Equipment for any reason, then Lessee agrees to promptly pay the price invoiced by Supplier to Lessor, or if such payment is not made, Lessee indemnifies and holds Lessor harmless from and against, and agrees to protect and (at Lessor's option) to defend Lessor at Lessee's sole expense (with counsel acceptable to Lessor) against, any claim of liability and damage by Supplier with reference to such Equipment. Upon such payment, the related Schedule and Lease shall terminate as to such Equipment only, and the Rentals thereunder shall be proportionately adjusted. H. INSURANCE. With respect to each Lease, for the period from the date on which the Equipment is delivered to Lessee or Lessee's agent until the date of its redelivery to Lessor, Lessee, at its sole cost and expense, shall procure,maintain, and pay for (a) casualty insurance, naming Lessor as "loss payee," against the loss, theft or destruction of or damage to the Equipment, including (without limitation) loss by fire and such other hazards as are customary for personal property of the same or similar type as the Equipment, subject to customary deductions, and (b) public liability insurance, naming Lessor as an "additional insured," covering both personal injury and property damage arising out of or in connection with the use or operation of the Equipment. All such insurance shall be with companies and in form and amount satisfactory to Lessor but shall in no event be in an amount less than the full replacement value of the Equipment as determined by Lessor. Lessee shall deliver the policies of insurance (or duplicates thereof) or certificates of insurance to Lessor, but shall in no event be in an amount less than the full replacement value of the Equipment as determined by Lessor. Lessee shall deliver the policies of insurance (or duplicates thereof) or certificates of insurance to Lessor. Each insurer shall agree by endorsement upon the policy or policies issued by it, or by independent instrument furnished to Lessor, that it will give Lessor at least thirty (30) days prior written notice before the policy in question shall be altered or canceled and that, as to the interest or coverage of Lessor or Lessor's assignee thereunder, such policy shall not be suspended, forfeited or in any manner prejudiced by any default, misrepresentation or other breach of warranty, condition or covenant by Lessor or Lessee under such policy or any Lease. The proceeds of such insurance, at the option of Lessor, shall be applied (i) toward the replacement, restoration or repair of the Equipment, or
(ii) toward payment of the obligations of Lessee hereunder and under the Leases. Lessee hereby appoints Lessor as Lessee's attorney-in-fact to make claim for, receive payment of, execute and endorse all documents, checks or drafts for loss or damage under any such insurance policy. In the event the amount of insurance proceeds with respect to any Total Loss (as defined below in Paragraph 1) is less than the Reimbursement Amount required under Paragraph 1 of this Agreement, Lessee agrees to promptly pay to Lessor the difference in such amounts. When not insured by Lessee, Lessor will be exposed to increased credit risks; consequently, Lessee agrees to pay Lessor each month a NON-COVERAGE CHARGE equal to one quarter of one percent (0.25%) of Actual Total Equipment Cost, until Lessee complies with the insurance requirements described above. Such changes do not take the place of insurance requirements contained herein. I. FINANCIAL STATEMENTS. If requested by Lessor, Lessee agrees to promptly deliver to Lessor annual and interim financial statements. J. RISK OF LOSS. With respect to each Lease, for the period from the date on which the Equipment is delivered to Lessee or Lessee's agent until the date of its redelivery to Lessor: (a) the Equipment shall be held at all times at the sole risk of Lessee for injury, damage (including damage to third parties and their property), loss, destruction, theft, expropriation or requisition (as to either title or use); and (b) in case before return to Lessor any or all of the Equipment is destroyed, lost, stolen, damaged beyond repair,documents, checks or drafts for loss or damage under any such insurance policy. In the event the amount of insurance proceeds with respect to any Total Loss (as defined below in Paragraph 1) is less than the Reimbursement Amount required under Paragraph 1 of this Agreement, Lessee agrees to promptly pay to Lessor the difference in such amounts. When not insured by Lessee, Lessor will be exposed to increased credit risks; consequently, Lessee agrees to pay Lessor each month a NON-COVERAGE CHARGE equal to one quarter of one percent (0.25%) of Actual Total Equipment Cost, until Lessee complies with the insurance requirements described above. Such changes do not take the place of insurance requirements contained herein. I. FINANCIAL STATEMENTS. If requested by Lessor, Lessee agrees to promptly deliver to Lessor annual and interim financial statements. J. RISK OF LOSS. With respect to each Lease, for the period from the date on which the Equipment is delivered to Lessee or Lessee's agent until the date of its redelivery to Lessor: (a) the Equipment shall be held at all times at the sole risk of Lessee for injury, damage (including damage to third parties and their property), loss, destruction, theft, expropriation or requisition (as to either title or use); and (b) in case before return to Lessor any or all of the Equipment is destroyed, lost, stolen, damaged beyond repair, permanently rendered unfit for normal use, expropriated or requisitioned for any reason whatsoever (each a "Total Loss"). Lessee agrees promptly to notify Lessor and to pay, at Lessor's option, on demand, as reimbursement to Lessor for such Total Loss, an amount equal to the Reimbursement Amount (as defined below), payment of which shall relieve Lessee from liability for any further rent with respect to such
Equipment. As used in this Master Lease: (i) the term "Reimbursement Amount" shall mean, with respect to any total Loss, the greater of (A) the Fair Market Value (as defined below) of the related Equipment, as determined immediately prior to the occurrence of such Total Loss, or (B) the sum of (1) the entire unpaid balance of Rentals for the entire original term allocable to such Equipment, discounted at a rate of 5.50% per annum as of the date of such Total Loss, plus (2) Lessor's residual value as may be allocated to such Equipment, plus (3) any other amounts then due and owing under the related Lease; and (II) the "Fair Market Value" of any Equipment shall mean the fair market sales value of such Equipment, assuming such Equipment is in the condition required to be maintained under Section O hereof, after deducting reasonable costs and expenses of sale, as reasonably determined by Lessor or, at Lessor's option, by an independent appraiser selected by Lessor, at Lessee's sole cost and expense, whose determination shall be conclusive and binding upon the parties hereto. K. TITLE; PERSONAL, PROPERTY; ENCUMBRANCES; LOCATION. With respect to each Lease, Lessee covenants and agrees that: (a) title to the Equipment is and at all times shall remain in Lessor, and Lessee shall not cause or suffer any substitution, exchange or addition of the Equipment; (b) the Equipment is and shall remain personal property of Lessee and shall not be attached to or become part of any realty; (c) the Equipment shall be installed and used at the address of Lessee or such other location as specified on the Schedule constituting a Lease hereunder and Lessee will not relocate any Equipment without the prior written consent of Lessor; (d) Lessee will not sell, secrete, mortgage, assign, transfer, lease, sublet, loan, part with possession of or encumber the Equipment or permit any liens or changes to become effective thereon or permit or attempt to do any of the acts aforesaid; and (c) Lessee shall, at Lessee's own expense, take such action as may be necessary (i) to remove any encumbrance, lien or charge, and (ii) to prevent any third party from acquiring any other interest in any Equipment (including, without limitation, by reason of such Equipment being deemed to be a fixture or part of any realty). Upon request, lessee shall, at Lessee's own expense, affix and maintain on the Equipment a plate, label or other marking, satisfactory to Lessor, indicating Lessor's interest therein. Prior to the relocation of any
Equipment, Lessee shall promptly execute and deliver such agreements and documents as may be reasonably requested by Lessor in connection with such relocation, including (without limitation) any UCC financing statements. L. MAINTENANCE; ACCESSIONS; INSPECTION; ALTERATIONS. Lessee agrees that, at its sole expense, it will have sole responsibility for maintenance and preservation of the Equipment and for all repairs and replacements necessary to keep the Equipment in good repair, working order and condition, ordinary wear and tear resulting from proper use thereof excluded. Lessee further agrees that it will maintain the Equipment in such condition at its sole expense continuously throughout the term of this Master Lease. All replacements or substitutions of parts of or in any of the Equipment shall constitute accessions thereto and shall become part of the Equipment owned by Lessor. Upon Lessor's request, Lessee will permit Lessor to have access to the Equipment at all reasonable times for the purpose of inspection and examination. Lessee shall neither make nor cause to be made any alterations in the Equipment without the prior written consent of Lessor. M. USE OF EQUIPMENT. With respect to each Lease, Lessee shall be entitled to the right to possession and control of the Equipment and the use thereof during the term of such Lease so long as no Event of Default (as defined in Section P hereof) has occurred. Lessee will comply with all laws, regulations and ordinances, and all applicable requirements of the manufacturer of the Equipment, applicable to the physical possession, operation, condition, use and maintenance of the Equipment. Lessee agrees to obtain all permits and licenses necessary for the operation of the Equipment. LESSEE COVENANTS, WARRANTS AND REPRESENTS TO LESSOR THAT THE EQUIPMENT WILL BE USED FOR BUSINESS OR COMMERCIAL USE ONLY. N. DENIAL OF WARRANTIES. LESSOR HAS NOT MADE AND MAKES NO WARRANTY OR REPRESENTATION OF ANY KIND, DIRECTLY OR INDIRECTLY, EXPRESS OR IMPLIED, WITH RESPECT TO THE EQUIPMENT, INCLUDING (WITHOUT LIMITATION) AS TO ITS DESIGN OR CONDITION, THE QUALITY OF THE MATERIAL AND EQUIPMENT IN OR WORKMANSHIP OF THE EQUIPMENT, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, OR AS TO LESSOR'S TITLE TO IT OR ANY COMPONENT THEREOF OR AS TO ANY OTHER MATTER, IT BEING AGREED THAT ALL SUCH RISKS AS BETWEEN LESSOR AND LESSEE, ARE TO BE BORNE BY LESSEE, AND THE BENEFITS OF ANY AND ALL IMPLIED WARRANTIES OF LESSOR ARE HEREBY WAIVED BY LESSEE. With respect to each Lease, Lessee acknowledges that it has selected the Supplier and the Equipment on the basis of its own judgment and expressly disclaims any reliance upon any statements or representations made by Lessor. Notwithstanding any fees which may be paid by Lessor to any Supplier, or any salesperson, employer or agent of any Supplier, Lessee understands and agrees that neither such Supplier nor such salesperson, employee or agent is an agent of Lessor or is authorized to bind Lessor or to waive or alter any term or condition of this Master Lease or any Schedule constituting a Lease by an authorized officer of Lessor). NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE EQUIPMENT OR ANY OTHER MATTER BY ANY SUPPLIER SHALL BE BINDING ON LESSOR, NOR SHALL THE BREACH OF SUCH IN ANY WAY AFFECT LESSEE'S DUTY TO PERFORM ITS OBLIGATIONS AS SET FORTH IN THIS MASTER LEASE OR ANY SCHEDULE CONSTITUTING A LEASE HEREUNDER. IN NO EVENT SHALL LESSOR BE LIABLE FOR ANY INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES RELATING TO ANY EQUIPMENT. WITH RESPECT TO EACH LEASE, LESSOR MAKES NO WARRANTY AS TO THE TREATMENT OF SUCH LEASE FOR ACCOUNTING PURPOSES, OR AS TO THE COMPLIANCE OF THE EQUIPMENT WITH APPLICABLE GOVERNMENT REGULATIONS OR REQUIREMENTS, WHICH SHALL BE THE SOLE RESPONSIBILITY OF THE SUPPLIER AND/OR THE MANUFACTURER OF THE EQUIPMENT. Lessee agrees to look solely to the Supplier, manufacturer and/or the carrier of the Equipment (which are solely responsible for supplying Lessee with all literature and manuals respecting the Equipment) for any claim arising from any defect, breach of warranty, failure or delay in delivery, misdelivery or inability to use any Equipment for any reason and Lessee's obligations to Lessor under each Lease shall not in any manner be affected thereby, including (without limitation) Lessee's obligations to pay Lessor all rent and other amounts payable under such Lease. LESSOR EXPRESSLY DISCLAIMS WARRANTY THAT NO PERSON HOLDS A CLAIM TO OR INTEREST IN THE EQUIPMENT (NOT ARISING SOLELY FROM ANY ACT OR OMISSION OF LESSOR) THAT WILL INTERFERE WITH LESSEE'S ENJOYMENT OF ITS LEASEHOLD INTEREST IN THE EQUIPMENT. O. ASSIGNMENT. Lessee shall not assign this Master Lease, any Lease or any interest herein or therein, or sublease any Equipment, or part with possession of any Equipment, without the prior written consent of Lessor. Lessor's rights, title and interest in and to this Master Lease, each Lease and the Equipment may be sold, transferred and assigned by Lessor (and its assignees) without notice, and Lessor's assignees (and their respective assignees) shall have all of the rights, powers, privileges and remedies of Lessor hereunder. Except to the extent any assignee otherwise agrees in writing, no assignee shall be obligated to perform any of the obligations of Lessor hereunder or under any Lease and Lessee (if notified of such assignment) shall not be entitled to terminate or amend this Master Lease or any Lease without the prior written consent of such assignee. P. RETURN OF EQUIPMENT. Lessee shall, at its own cost and expense, at the end of the term of each Lease, crate and ship all of the Equipment in a proper manner to Lessor, freight and insurance prepaid, to any location specified by Lessor within the continental United Sates, the Equipment to be in good operating condition as required by Section K hereof. With respect to each Lease, Lessee will continue to make Rental payments after the term of such Lease expires until all the Equipment is returned. Lessee agrees to pay Lessor the replacement cost and/or the repair and refurbishing cost, including cleaning, for an amount designated by Lessor, if any Equipment is returned damaged or incomplete, or shows signs of excessive wear and tear, within ten (10) days of Lessor's request. Q. EVENTS OF DEFAULT; REMEDIES; EXPENSES. Each of the following events shall constitute an "Event of Default":
(a) Lessee shall default in the payment when due of any Rentals under any Lease, or any Obligor shall default in the payment when due of any other sums payable hereunder or under any Lease; or(b) Lessee shall default in the observance or performance of any other covenant or agreement in this Master Lease or any Lease, and such default shall continue for a period of fifteen (15) days; or (c) any representation or warranty made by or on behalf of any Obligor in this Master Lease or any Lease shall at any time prove to have been incorrect or untrue when made; or (d) any Obligor shall make any misrepresentation to Lessor or fail to disclose to Lessor any material fact in connection with the Master Lease or any Lease or otherwise, either contemporaneously with or at any time prior or subsequent to the execution hereof or thereof; or (e) any Obligor shall breach any warranty, covenant or agreement contained in this Master Lease or any Lease, or (f) any Obligor shall undergo a change in control, management, ownership or operations or suspend its usual business; or (g) any Obligor shall dissolve (if such Obligor is a corporation, partnership, limited liability company or other business entity) or become insolvent (however evidenced) or bankrupt, commit any act of bankruptcy, make an assignment for the benefit of creditors, suspend the transaction of its usual business or consent tot he appointment of a trustee or receiver, or a trustee or a receiver shall be appointed, for any Obligor or for a substantial part of its property, or bankruptcy, reorganization, insolvency or similar proceedings shall be instituted by or against any Obligor, or (h) an order, judgment or decree shall be entered against any Obligor by a court of competent jurisdiction and such order, judgment or decree shall continue unpaid or unsatisfied and in effect for any period of sixty (60) consecutive days without a stay of execution, or any execution or writ or process shall be issued in connection with any action or proceeding against any Obligor or its property whereby the Equipment or any substantial part of such Obligor's property may be taken or restrained; or (i) any Obligor shall default in the performance of any obligation or in the payment when due of any sum to Lessor or any assignee of Lessor's rights hereunder under any other contract, agreement, arrangement or understanding; or (j) any indebtedness of any Obligor for borrowed money shall become (or shall be permitted to become) due and payable by acceleration of maturity thereof; or (k) any event or circumstance shall, in
Lessor's opinion, give Lessor reasonable cause to doubt any Obligor's willingness or ability to fully and promptly perform its obligations to Lessor; or (l) any change in the condition or affairs (financial or otherwise) of any Obligor shall, in Lessor's opinion, increase Lessor's risk with respect to any Lease or Equipment or any security therefor, or (m) Lessee is in default under any other agreement, lease, master lease or schedule, whether presently or hereafter held by Lessor. Upon the occurrence of any Event of Default, Lessor may, by written notice to Lessee (to the extent legally permitted to do so): (i) immediately declare this Master Lease and any or all of the Leases in default, whereupon as liquidated damages for breach of such Lease(s) an amount equal to the sum of (A) the entire unpaid balance of the Rentals under such Leases for the entire original term thereof, discounted at a rate of 5.50% per annum as of the date of default, plus (B) any other amounts then due and owing under such Leases, plus (C) twenty percent (20%) of original cost of the related Equipment, will become immediately due and payable; and/or (ii) proceed by appropriate court action, either at law or in equity, to enforce performance by Lessee of the applicable covenants of this Master Lease and the Leases or to recover damages for the breach hereof and thereof; and/or (iii) without necessity of process or other legal action (A) terminate this Master Lease and the Leases,
(B) require Lessee, at Lessee's sole expense and for Lessor's benefit, to assemble the Equipment at a place reasonably designated by Lessor, and/or (C) enter into the premises of Lessee or such other premises as the Equipment may then be located and take possession of the Equipment, all without liability to Lessor or any other premises as the Equipment may then be located and take possession of the equipment, all without liability to Lessor or any other person rising out of the taking of such action. In addition, Lessee shall continue to be liable for all indemnities under this Master Lease and the Leases, and for all legal fees and other costs and expenses resulting from the foregoing defaults or the exercise of Lessor's remedies, including (without limitation) placing any Equipment in the condition required by Section K hereof. No remedy referred to in this Section P is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to above or otherwise available to Lessor at law or in equity. Lessor shall be entitled to take or retain, by way of offset against any or all amounts due and owing under this Master Lease and the Leases as aforesaid, any assets, tangible or intangible, of Lessee which may then be in the possession of Lessor, its correspondents, or agents. LESSEE AND EACH OTHER OBLIGOR AGREES TO PAY AS DAMAGES LESSOR'S COLLECTION AND LEGAL EXPENSES AND REASONABLE ATTORNEYS FEES. In all proceedings arising hereunder reasonable attorneys fees are stipulated and liquidated to be equal to twenty percent (20%) of the total collection amount, plus one half (1/2) of the amount (the "Excess") by which Lessor's actual attorneys' fees exceed twenty percent (20%) of the total collection amount. In consideration for Lessor's agreeing to absorb the other half (1/2) of the Excess, Lessee agrees to pay and not dispute the attorneys' fees agreed upon by the parties as a fair and reasonable liquidated amount. Lessee agrees that each Lease is a "true lease" and hereby waives any provision which may require Lessor to sell, lease, or otherwise use any Equipment in the mitigation of damages. Lessee further agrees to compensate Lessor for collection expenses of twenty dollars ($20) per collection phone call and up to one hundred dollars ($100) per personal visit. Lessee also agrees to reimburse Lessor for the costs associated with returned checks, for whatever reason returned paying the greater of twenty-five dollars ($25) or Lessor's actual bank charges for each such returned check. IN NO EVENT, HOWEVER, SHALL ANY CHARGES IN THIS PARAGRAPH OR IN THIS MASTER LEASE OR ANY LEASE, OR THE SUM THEREOF, EXCEED THE MAXIMUM PERMITTED BY APPLICABLE LAW. R. FURTHER ASSURANCES. Lessee will cooperate fully with Lessor (or any assignee of Lessor pursuant to Section N hereof) for the purpose of carrying out the intent and purposes hereof and of the Leases and to protect the interests of Lessor. Lessor is hereby authorized, to the extent permitted by applicable law, to file one or more UCC financing statements, whether precautionary or otherwise, as appropriate, disclosing Lessor's interest in the Equipment, this Master Lease, the Leases, the sums due under and/or in connection with this Master Lease and the Leases, and in any and all other collateral which secures Lessee's obligations to Lessor, without the signature of Lessee or signed by Lessor as attorney-in-fact for lessee. Lessee hereby irrevocably appoints Lessor (and any of Lessor's officers, employees or agents designated by Lessor) as Lessee's agent and attorney-in-fact, in Lessee's name, place and stead, to do all things necessary to carry out the intent of this paragraph, including, without limitation, the execution, endorsement, and filing of all UCC financing statements. As security for the payment and performance of all of Lessee's present and future liabilities and obligations to Lessor, Lessee hereby grants to Lessor, a security interest in the Equipment and in all other equipment and any and all inventory, accounts, receivables, goods, machinery, furniture, fixtures, property, intangible property, and assets of Lessee of any and every kind, regardless of location, and whether presently and/or hereafter acquired by Lessee or in which Lessee has any interest, and all proceeds of the foregoing, which shall secure the performance of all of Lessee's obligations of any kind whatsoever, whenever originated, to Lessor. Lessee will pay all costs of filing any financing, continuation or termination statements with respect to this Master Lease and the Leases, including, without limitation, any intangibles tax and/or documentary stamp taxes relating thereto. Lessee shall also execute and deliver to Lessor upon request such other instruments and assurances as Lessor deems necessary or advisable for the implementation, effectuation, confirmation or perfection of this Master Lease, the Leases and any rights of Lessor hereunder and thereunder. Lessee hereby authorizes Lessor to add to this Master Lease and/or the Leases or any document related hereto or thereto, serial numbers, identification data and, when determined by Lessor to be necessary, any dates or other omitted factual data. S. LESSEE'S WAIVERS. To the extent permitted by applicable law, Lessee hereby waives any and all rights and remedies otherwise available to Lessee (a) under Sections 2A-401 and 2A-402 of UCC 2A to suspend performance of any of its obligations under this Master Lease or any Lease, and (b) under Sections 2A-508 through 2A-522 of UCC 2A, including, by way of example only but not limited to, Lessee's rights to: (i) cancel this Master Lease or any Lease, (ii) repudiate this Master Lease or any Lease; (iii) reject any Equipment; (iv) revoke acceptance of any Equipment; (v) recover damages from Lessor for any breach of warranty or for any other reason; (vi) claim a security interest in any Equipment in Lessee's possession or control for any reason; (vii) deduct from payments to Lessor all or any part of any claimed damages resulting from Lessor's default, if any, under this Master Lease or any Lease; (viii) accept partial delivery of any Equipment,; (ix) "cover" by making any purchase or lease, or contract to purchase or lease, equipment in substitution for any Equipment to be leased from Lessor; (x) recover from Lessor any general, special, incidental or consequential damages, for any reason whatsoever, and (xi) bring a proceeding for specific performance, replevin, detinue, sequestration, claim and delivery or the like for any Equipment relating to this Master Lease or any Lease. To the extent permitted by applicable law, Lessee also hereby waives any rights now or hereafter conferred by statute or otherwise which may require Lessor to sell, lease or otherwise use any Equipment to reduce Lessor's damages as set forth in this Master Lease or which may otherwise limit or modify any of Lessor's rights or remedies under this Master Lease. T. BINDING EFFECT. Lessee agrees that Lessee's obligations under this Master Lease and each Lease are absolute and unconditional and shall continue without abatement, regardless of (a) any claim of right, rescission, setoff, counterclaim, recoupment or defense of any kind or for any reason, including (without limitation) any defense of usury, or (b) any inability of Lessee to use any Equipment or any part thereof for any reason, including (without limitation) war, act of God, governmental regulations, strike, loss, damage, destruction, obsolescence, failure of or delay in delivery, failure of any Equipment to operate properly, termination by operation of law or any other cause. If more than one Lessee is named herein or on any Schedule constitution a Lease hereunder, then the obligations and liabilities of each hereunder is joint and several. This Master Lease and the Leases shall be binding upon Lessee and any other Obligors and their respective heirs, personal representatives, successors executors, and permitted assigns, in favor of Lessor and/or Lessor's successors or assigns. Lessee represents and warrants that it has read, understood and agreed to all of the conditions contained herein. Lessee further represents and warrants that it has sought the advice of legal counsel to explain any and all terms contained herein. U. LEASE PAYMENT ADJUSTMENT. The amount of each Lease Payment is based on the supplier's best estimate of the equipment cost including (if applicable), any installation, other related costs and estimated sales or use tax. The Lease Payments will be adjusted proportionately upward or downward if the actual total cost of the equipment or taxes is more or less than the estimate. In that event, you authorize us to adjust the Lease Payments by up to fifteen percent (15%).

EXHIBIT 6.5

Addendums to Ad-vantagenet Proposal:

This document offers clarity to the proposal dated 6-10-98. It further defines general objectives for the OASIS information service and should be considered part of the original proposal. In the event discrepancies between the documents are discovered, this addendum should be considered overruling. Upon review and acceptance of this document SSP will complete the initial payment as requested in the original proposal.

Project Summary:
The global picture is defined as follows: OASIS will be positioned as an "information service" with touch-access. The base product will be a general package geared to all customers. Additional "premium" models will be available to OASIS customers as their need dictates. The onset of the OASIS project will be developing the "base product" and one premium module. The product will also include hospital specific information for "customization appearance." The product should be developed on a platform in which content changes can be made with relative ease. A plan for standalone units should be designed but not developed at the onset of the project. The Spanish version of the program will be included in this phase of the project.

Base Product Description:
Inservices and New Technology- From the customer's perspective this section will be an information source with product description, videos, virtual touch reality 3D animation, etc. The development of the system should accommodate a virtually unlimited number of products. These products will be set up in a categories menu with search capability. This area may also allow for an administratively controlled "Hospital stocks/doesn't stock function". From a content provider's perspective, there will be multiple levels of complexity for inservice modules. Details of these levels will be decided upon throughout the scope of the project. It is agreed that the various levels of inservice modules will be designed from a template standpoint to allow easy transition to SSP's in-house multimedia department.

Safety News and Events-This section will include both a local section and global section. The local section is to function as a news source that the customer can use. The globak section will be functoned through Surgical Safety Products, Inc. and primarily be based off an internet source with the capibility for non internet geared towards the individual user's background. This background on the customer should be established and saved on the onset of use. The user woll enter a digit code, password, set up preference screen and be walked through the system. The design of this section should include "card swipe" capability for future use.

Administrative Features (Surgical Safety Products, Inc.)-This administrative module will serve as the main cotrol device for the system. Functionality will include the ability to add/update/delete hospitals, add/update/delete/device manufacturers and products, post news/press releases and modify content used on the tech support and FAQ portions of the system.

Administrative Features (Hospital Administrative Module)-The hospital administrative program will facilitate(but not be limited to)the following functions: add/update/delete system users, check for incident expoosure reporting, updating inservice devices on the system, upload news and messages to users and view system technical documentation &FAQ.

Report Capability:
Both SSP and the hospital administrator will require a variety of reports. In general, the system will have the capabilities of producing these reports based on any combination of acquired data. These reports may include hits by terminal, hits by module, tracking of individual user patterns, system maintenance logs etc.

Module I:
Exposure Incident Reporting-This module will function similarly to the prototype in concept. Surgical Safety Products will shorten and provide content for this section. The format should change to be more interactive and include more than one question per screen. Submitted reports will be recorded in a database that will be accessed by key hospital personnel. This database will generate,at SSP's or the hospital's request, reports based on selected criteria.

Additional:
OASIS Icon-An icon will be built on the main srceen where any user (without ID) can obtain a one-screen discrpition of OASIS. Promotional Icon-To promote usage of OASIS an icon should be built to accomodate a customer promotional program developed by Surgical Safety Products, Inc.

Corporate Identity:
The OASIS project will incorporate the SSP company identity.

This consistant look and feel will be utilized throughout OASIS and the other SSP product initiatives. Ad-vantagenet will work with SSP to determine the appropriate design.

Progress Reports:
As the detailed scope of work is developed by Ad-vantagenet, a timeline with milestones will be determined for the purpose of providing SSP with a progress report.

Confidentiality:
Neither party shall disclose to any third werson, firm organization or corporation, the confidential and proprietary information disclosed to it by the other party. Both parties agree to take the same steps and procedures that they use to safegaurd their own proprietary information received from the other in writing or any visual or oral information received from the other party.

The aforesaid obligations shall have no applicability when and used to the extent:
  a. Such information was known to either party prior to the recipt of such Disclosure;
  b. Such information becomes available in the public domain through no fault of the party receiving the confidential or proprietary information or
  c. Such information is disclosed by a third party not acting on behalf of or for the benefit of the party disclosing the confidential or proprietary information.

Both parties agree that the foregoing provides reasonalbe protection to the confidential and proprietary information to be disclosed between the parties.

Copyrights:
All work performed or obtained on behalf of SSP is copyrighted to SSP. Ad-vantagenet further agrees to obtain copyright releases from individual artists and producers of software and other media assets on behakf of SSP. Should such arrangement be unobtainable for any reason, Ad-vantage will notify SSP so that a determination of appropriate course of action may be made.

Decision Makers:
While a team approach will be utilized for the development of this project, respective decision makers for SSP and Ad- vantagenet will be Don Lawrence and Ray Villares. These individuals have full authority to approve significant variances from the agreed upon scope of work.

Documentation:
Ad-vantagenet will include, as part of this project, full written documentation of the architecture and functions of the project. Ad-vantagenet will provide all information necessary for SSP to develope user's manuals, training manuals, and development guidelines for future authors on the OASIS system.

Training:
Ad-vantagenet will provide in house training for updating and maintaining content and graphics on system.

Coded Protection:
This agreemetn is inclusive of a strict prohibition against any sort of "time bomb" mechanism or undisclosed lock mechanism in Oasis. This includes any type of mechanism for disabling the functionality of the system for any reason .

Cost and Terms:
The approximate cost for this production is $36,270.00 exclusive of photography and animation, language translations, inservice content, data entry, hosting and maintenance. Ad-vantagenet will prepare a formal document and present it to SSP ASAP for concept and budget purposes.

Time Frame:
The base product and Module 1 will be completed for testing of outside individuals by July 31, 1998. Delivery of an integrated software and hardware product to hospital facilities is officially scheduled for August 15, 1998.

/s/ Ray Villares
For Ad-vantagenet

/s/ Donald K Lawrence
For Surgical Safety Products, Inc.

                                  ad-vantagenet
                                  CONFIDENTIAL

Oasis Project (Phase 1)
A proposal to design and develope an Internet site for Surgical Saftey Products, Inc.

Prepared for
Mike Swor
Don Lawrence

Prepared by
Ray Villares
Ad-vantagenet

Date June 10, 1998

(C) 1998 ad-vantagenet
This proposal has been specifically prepared for limited distribution at Surgical Safety Products, Inc.. This document contains materials and information which Ad-vantagenet considers confidential, proprietary, and significant for the protection of its business. The distribution of this document is limited solely Surgical Safety Products employees, either actively involved in the evaluation and selection of Ad-vantagenet as a firm to conduct this aagreement, or those that will be involved with the program described herein.

Project Summary and Objective
Ad-vantagenet proposes to design, produce and maintain an application for Surgical Safety Product, Inc. (Referred herein as Surgical Safety). Our goal is to create a professional Internet based application that will be both impressive in appearance as well preformance.

The primary objective of this phase of developement is to establish the product "look and feel", code the foundationand design/implement two modules that will be used for the initial product launch. The application will be designed in a way that will facilitate for RAD (rapid application development) and implementation of modules to come.

Specifications Project
The following outlines the main components serviced under this proposal. Detailed scope specifications will be outlined in addendum.

About Surgical Safety
Content for this portion will include, but not be limited to, a bio/profile on the company and its principles, information on company standings,news/press releases, advertising information and contact form.

Introductory Tour
This section will be a walk through tutorial that will be used by a first time user.

Exposure Incident Reporting
This module will function similarly to the protype. Several content changes will be made. Submitted reports will be recorded in a data base that will be accessed by key hospital personnel.

Inservices and New Technology
This module will be similar to the prototype in concept. Three or more new device templates will be developed. The program will also allow for the customization of content presentation per hospital and per hospital facility(example: the OR).

Surgical Saftey Administative Module
This administrative module will serve as the main conrtol device for the system. Functionally it will include the ability to add/update/delete hospitals,add/update/delete device manufacturers and products, post news/press releases and modify the content used on the tech support and FAQ portions of the site.

Hospital Administrative Module
This hospital administrative program will facilitate the following funcions, add/update/delete system users, check for incident reporting, updating inservice devices on system, upload news and messages to users and view system technical documentation and FAQ.

Other
Registered user login system. Spanish version of program (translations provided by Surgical Safety). Traffic/hit reporting for device inservice module.

Development Cost and Terms Our rates for services are as follows:

Mechanical(scanning, typing, and html)-$50.00 Creative(consulting, site design, and graphical work)-$65.00 Programming(database design, site architecture and cold fusion programming)-$120.00

As requseted by Surgical Safety, a fixed quote has been estimated for the project. This quote is based on the total hourly approximation for production. The cost for developing this project is $36, 270.00. (This fee includes the completion of all project specs listed above).

This proposal does not include
Photography. Ad-vantagenet will create a concept, contact photographers, send out RFP's, coordinate and cast models/costuming, schedual shoot and produce shoot. Any costs associatred with the production of this photography(including the above as well as the cost for ownership rights and any materials needed) will be billed to Surgical Safety in another contract. Ad-vantagenet will p[repare a formal document and present it to Surgical Safety for concept and budget approval before moving forward.

Production of any multimedia pieces that will be used in the site (including sound, video and animation). These elements will be priced out individually.

Production of any graphic elements used in the "device inservices" module. Surgical safety will be responsible for populating appropriate content and graphics for this module. Advantagenet will provide any training needed to upload/maintain content.

Hosting and  maintenance  fees.  These will be negotiated in a separate  monthly
service    agreement.    No   hosting   costs   will   apply   during    project
development/testing.

Payment
An initial payment of $18,135 is required to queue project for production. This payment must be paid in full before June 17. A second payment of $10,000 will be due on July 15. A final payment of $8,135 due upon completion. A materials list will be created upon the execution of this contract. Surgical Safety must fulfill this list before any production work can begin. Once all materials have been collected, production dates will be assigned (within 5 business days). Surgical Safety will be informed of exact deliverable dates.We estimate that this project can be completed from start to finish within the range of 30 to 45 days (assuming client approval).Changes/additions to the above specifications portion of this contract will be billed separatly at appropriate billing rates. Ad-vantagenet will inform Surgical of any changes that may alter the terms of this agreement or date of completion in advance. Upon execution,this document will serve as the proposal, contract and scope/design document for the project.

Please contact me as soon as possible to discuss our course of action.

Ray Villares                 Date

Surgical Safety              Date

EXHIBIT 6.6
                             DISTRIBUTION AGREEMENT

  AGREEMENT  made  as  of  the  30th  of  September,   1996,   between  Morrison
International Inc., a Pennsylvania corporation with its principal place of business located at 2201 Cantu court, Suite 115, Sarasota, Florida 34232, U.S.A. ("Morrison"), and Surgical Safety Products, Inc., a New York corporation with its principal place of business located at 2018 Oak Terrace, Suite 400, Sarasota, Florida 34231, U.S.A. ("Distributor").

  WHEREAS, Morrison is engaged in the business of manufacturing and selling eyeglasses; and

  WHEREAS, Distributor is engaged in the business of distributing various safety products to health care providers; and

  WHEREAS, Morrison and Distributor desire to have Distributor distribute certain of Morrison's eyeglasses to health care providers, in accordance with the terms and conditions hereinafter provided.

  NOW, THEREFORE, in consideration of the mutual covenants and premises herein contained, the parties, intending to be legally bound, agree as follows:

1.       DEFINITIONS

1.1. "Health Care Providers" means hospitals, clinics, laboratories, physicians, surgeons, surgical technicians, dentists, veterinarians, nurse practitioners, nurses and other organizations and professionals that provide care to human and animals, and their respective employees.

1.2. "Procedures" means medical, surgical, dental, and other health care procedures that require that the person performing the procedure wear eyeglasses with protective side shields while performing the procedure.

1.3. "Products" means the Morrison products listed and described on Exhibit A.

1.4.     "Territory" means the United States of America.

1.5.     "Trademark" means the Instant Eyeglasses trademark.

2.       DISTRIBUTOR'S RIGHTS

2.1. Distribution Rights. Morrison hereby grants to Distributor the right to purchase, promote, resell and distribute the Products, directly and through dealers, under the Trademark or a private label trademark owned by distributor, to Health Care Providers in the Territory for use during the performance of Procedures. Provided Distributor is in full compliance with all of the terms and conditions of this Agreement, Morrison agrees that it will not appoint any other distributor of the Products to Health Care Providers in the Territory for use during Procedures or sell the Products directly to Health Care Providers in the Territory for use during the performance of Procedures.

2.2. Exclusions. Notwithstanding the above, it is agreed that to the extent that Morrison or any licensee of Morrison fills orders for Health Care Providers in the Territory, which orders are placed on the Internet, such orders shall not be a violation of Paragraph 2.1. Except as provided in this Agreement, no other rights are granted to Distributor. the rights granted to Distributor do not extend to the distribution of the Products outside the Territory or to Health Care Providers in the Territory (other than for use during the performance of Procedures), and Distributor agrees that it will not distribute the Products outside the Territory or to Health Care Providers in the Territory (other than for use during the performance of Procedures) or sell or distribute the Products to any other party which sells, markets or distributes or intends to sell, market or distribute the Products outside the Territory or to Health Care
Providers in the Territory (other than for use during the performance of Procedures). Distributor further agrees that it will take such actions as are legal and reasonable to prevent any dealer to whom it sells the Products from selling, marketing or distributing the same to Health Care Providers for use during the performance of Procedures), and that it will indemnify Morrison and its licensees against any and all loss of profit occasioned by the sale of the Products to parties outside the Territory or to Health Care Providers in the Territory (other than for use during the performance of Procedures) by Distributor or any such party.

3.       SALE AND PURCHASE

3.1. Terms and Conditions. All sales by Morrison to Distributor will be made in accordance with Morrison's terms and conditions of sale attached to this Agreement as Exhibit B at the prices attached to this Agreement as Exhibit C. This Agreement is expressly conditioned upon the terms and conditions of sale contained in Exhibit B and Morrison will not accept and object to any terms and conditions on Distributor's purchase order or other forms different from or additional to those contained in Exhibit B. In the event any terms and conditions of Exhibit B conflict with the terms and conditions of this Agreement, this Agreement will be controlling. The terms and conditions are sale contained in Exhibit B may be modified by Morrison in its sole discretion, upon thirty (30) days prior written notice. Further, in the event that Distributor fails to achieve the annual requirements for Minimum Purchases listed in Exhibit D, Morrison may increase the prices on Exhibit C by providing Distributor with written notice of such increase at least thirty (30) days prior to the effective date. Such increases in price will be applied to the next contract year's orders.

3.2. Purchase Orders. All purchase orders are to be submitted in writing to Morrison in a form to be designated by Morrison. Purchase orders must specify the size, color and interpupillary distance measurement for each pair of the Products ordered. All purchase orders must be clearly referenced by Distributor with a purchase order number and an identification number must be included for each individual Health Care Provider. All purchase orders for prescription Products must include a signed, valid prescription for each pair of the Products written no earlier than two (2) years prior to the date the purchase order was submitted. All purchase orders must specify Distributor's preferred method of delivery.

3.3. Estimated Quantities. On or before January 1, April 1, July 1 and October 1 of each year during the term of this Agreement, distributor will submit to Morrison an estimate of the quantity of the Products Distributor expects to purchase from Morrison during the subsequent three (3) month period. Such foreseeable demands of Distributor for the Products and shall not become binding obligations on Distributor to order such quantities nor on Morrison to provide such quantities.

3.4. Prices, Delivery and Title. All prices of the Products will be F.O.B. Morrison's order fulfillment facility or other point of delivery designated by Morrison. Risk of loss shall pass to Distributor upon delivery to the carrier, and Morrison reserves, and Distributor grants to Morrison, a purchase money security interest in each shipment of the Products and the proceeds thereof until receipt of payment in full. If any of the Products delivered to distributor are damaged or do not otherwise comply in all material respects with the specifications thereof,

Distributor may return such damaged or non-conforming Products to Morrison for credit in accordance with Morrison's then current return policy. No credit will be given for orders which are correctly filled by Morrison but are not required by Distributor because of an error in the prescription or ordering of the Product.

3.5. Payment. Payment shall be in advance by a check written on distributor's bank in the United States of America.

4.       DISTRIBUTOR'S OBLIGATIONS

4.1. Best Efforts. Distributor, at its sole expense, shall use its best efforts to promote and distribute the Products to Health Care Providers in the Territory for use during the performance of Procedures so that the Products are as widely used as possible throughout all parts of the Territory. Distributor agrees that such efforts shall include, without limitation, promotion of the Products in trade shows and exhibitions. Notwithstanding the above, Distributor agrees that it will purchase from Morrison and sell to Health Care Providers, or dealers for resale to Health Care Providers, in the Territory in each calendar year of the Agreement at least the Minimum Purchases set forth on Exhibit D.

4.2. Adequate Facilities. Distributor will maintain, at its own expense, adequate premises and facilities within the Territory from which to receive orders for the Products. It is agreed that all personnel engaged by Distributor to assist in the distribution of Products are employees and agents of Distributor and not of Morrison, and all costs of such employees or agents are the sole responsibility of Distributor.

4.3. Compliance with Laws. Distributor will comply with all applicable laws and regulations and conduct its efforts hereunder in accordance with the highest commercial and ethical standards.

4.4. Proprietary Notices. All sales of the Products by distributor will be in Distributor's own name and for Distributor's own account. However, Distributor agrees not to remove from the Products or any materials provided with the Products, any patent, trademark, copyright or other proprietary notices of Morrison.

4.5. Reports. Distributor will furnish Morrison, upon Morrison's request, with written reports containing information concerning
Distributor's distribution activities, competition in the marketplace and such other information as Morrison may reasonably request.

4.6. Insurance. Distributor will maintain comprehensive liability insurance for the benefit of Distributor insuring against bodily injury or property damage resulting from the acts or omissions of Distributor or its employees or agents in such amounts and with such companies as are reasonably acceptable to Morrison. all such policies shall name Morrison as an additional insured, with rights of subrogation waived.

4.7. Competition. Distributor agrees that during the term of this Agreement it will not directly or indirectly handle or sell any products which compete with the Products. Distributor will purchase all of its requirements for eyeglasses with side shields from Morrison. Distributor may purchase cases, chains and other accessories for the Products from Morrison or any other manufacturers or suppliers of its choice.

5.       MORRISON'S OBLIGATIONS

5.1. Promotional Materials. Morrison will furnish Distributor, in reasonable quantities and without charge, Product photographs in electronic form from Morrison's existing electronic library as well as such assistance with layouts and other marketing advice as Morrison, in its sole discretion, determines to be appropriate. Distributor is solely responsible for preparing and printing all necessary promotional materials.

5.2 Supply. Morrison will use reasonable commercial efforts to fill purchase orders placed by distributor in a proper and timely manner. In the event of Products shortages, Morrison shall have the right to make reasonable allocations without liability to Distributor.

6.       TRADEMARK

6.1. Ownership. Distributor acknowledges that the Trademark is the property of Morrison and that Distributor acquires no right, title or interest in or to the Trademark under this Agreement. Distributor agrees not to use or to authorize any third party to use the Trademark with any other products, in a corporate title, in a business name or in any other manner than affixed to the Products or in connection with the promotion of the Products as expressly allowed in this Agreement. All goodwill associated with the Trademark will inure exclusively to the benefit of Morrison.

6.2. No Disputes. Distributor will not dispute or contest for any reason whatsoever, directly or indirectly, during the term of this Agreement or thereafter, the validity or ownership of the Trademark, nor directly or indirectly register or attempt to acquire or damage the value of the Trademark or goodwill associated with the Trademark.

6.3. Quality Control. Distributor will use or display the Trademark in all promotional materials and packaging only in the manner and form specified by Morrison and Distributor will place all notices on the Products, packaging for the Products and promotional materials specified by Morrison.

6.4. Termination. Upon termination or expiration of this Agreement, any and all rights of Distributor to use the Trademark will cease and Distributor will permanently discontinue using the Trademark or any word, words or trademarks similar thereto in association with any goods or services and will, at Morrison's instruction, return or destroy any materials in its possession bearing in any manner the Trademark, provided, however, that Distributor may (a) continue to use the Trademark on or in relation to the Products in order to fill purchase orders which have been placed and accepted by Morrison prior to such termination or expiration, or (b) sell for a period of three (3) months the Products in Distributor's inventory at the date of termination or expiration.

7.       CONFIDENTIALITY

During the term of this Agreement, Distributor may be provided or have access to confidential or proprietary information of Morrison, including, but not limited to, designs, devices, inventions, processes, records, costs and prices (collectively, the "Confidential Information"). Distributor agrees that during the term of this Agreement and thereafter, Distributor shall not disclose the Confidential Information to any third party, either directly or indirectly, or use the Confidential Information in any way, except as expressly contemplated by this Agreement, and then only for the benefit of Morrison. Confidential Information shall not include: (a) any information which is or becomes generally known to the public without fault of Distributor; (b) any information previously known by Distributor; or (c) any information obtained in good faith from third parties not under an obligation of secrecy to Morrison. Morrison will not be provided or have access to any confidential or proprietary information of Distributor during the term of this Agreement.

8.       WARRANTY AND LIMITATION OF LIABILITY

8.1. Warranty. The sole and exclusive warranty made by Morrison with respect to the Products is set forth on the attached Exhibit
E, which may be prospectively amended by Morrison from time to time.

8.2. Limitations of Liability. Except as set forth above, Morrison makes no warranties whatsoever, whether express or implied, with regard to the Products, and Morrison disclaims all WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, including warranties arising from course of dealing or usage of trade. Except as otherwise provided herein, Morrison will not be liable for any damages whatsoever, whether in contract, breach of warranty or tort arising out of the acts or omissions of Distributor, its employees, agents or customers with respect to the promotion, distribution or sale of the Products. In no event will Morrison be liable to Distributor or its customers for lost profits, loss of use or interruption of business, nor for special, indirect incidental or consequential damages of any kind whatsoever, even if Morrison has been advised of the possibility of such damages.

9.       INDEMNIFICATION

Distributor agrees to indemnify, hold harmless and defend Morrison from and against any and all suits, judgments costs damages, losses, claims, expenses or liabilities of any nature which are threatened or brought against or inured by Morrison arising out of the acts or omissions of distributor or from any breach or threatened breach of this Agreement by Distributor.

10.      INDEPENDENT CONTRACTOR

Both parties are independent contractors with respect to all matters arising out of this Agreement. Neither party shall have nor shall represent that it has any right to bind the other or to assume or create any obligation or responsibility, contractual or otherwise on behalf or in the name of the other party. Neither party shall be considered the employee, agent, partner or joint venturer of the other.

11.      JUSTIFIABLE DELAYS

Except with respect to payment of any amounts due hereunder, neither party will be liable for failure to perform or for delay in its performance under this Agreement due to causes beyond its control, including, without limitation, acts of God and governmental regulations and restrictions, and the time for performance will be extended by a reasonable period of time necessary to overcome the effect of such delay.

12.      TERM AND TERMINATION

12.1. Term. This Agreement will take effect as of the date first above written, and shall expire on September 30, 2001, unless earlier terminated in accordance herewith. This Agreement may be renewed if the parties so agree for successive five (5) year periods, but only by a writing signed by both parties.

12.2. Termination by Morrison. Morrison may terminate this Agreement upon written notice to Distributor upon the occurrence of any one of the following events, each of which is declared to be "just cause" for termination: (a) Distributor fails to make any payment to Morrison when due and such failure continues for ten (10) days after Distributor's receipt of notice of such; (b) Distributor admits insolvency, becomes insolvent or institutes or has instituted against it proceedings in bankruptcy, insolvency, reorganization or dissolution;
(c) Distributor makes an assignment for the benefit of creditors; (d) Distributor distributes the Products outside of the Territory or to Health Care Providers in the Territory (other than for use during the performance of Procedures); (e) Distributor distributes competing products; (f) Distributor commits any other material breach of this Agreement, and such breach is not cured within thirty (30) days of Distributor's receipt of notice of such breach; or (g) Distributor commits more than two (2) breaches in any twelve (12) month period, even if such breaches are subsequently cured.

12.3. Termination by Distributor. Distributor may terminate this Agreement upon written notice to Morrison: (a) in the event Morrison admits insolvency, becomes insolvent or institutes or has instituted against it proceedings in bankruptcy, insolvency, reorganization or dissolution; (b) if Morrison makes an assignment for the benefit of creditors; (c) if Morrison commits any other material breach of this Agreement and such breach is not cured within thirty (30) days of Morrison's receipt of notice of such breach; or (d) Morrison commits more than two (2) breaches in any twelve (12) month period, even if such breaches are subsequently cured.

12.4. Effect of Termination. Upon termination or expiration of this Agreement for any reason, each party shall promptly pay to the other any sums due and owing. Morrison shall have the option to purchase any Products in Distributor's inventory. Provided that such Products are unused and in the same condition as originally shipped by Morrison, the price to be paid by Morrison shall be the original price paid by Distributor. If not in such condition, the price shall be reduced appropriately.

12.5. Disclaimer. Each party expressly waives the payment of any compensation or damages for termination of or failure to renew this Agreement and agrees to hold harmless and indemnify the other against any claims of third parties therefore. It is expressly understood and agreed that the rights of termination set forth in this Agreement are absolute and that each party has considered the possibility of the making of expenditures in preparing for performance under this Agreement and the possibility of loss and damage resulting from termination or expiration of this Agreement in accordance with its terms.

13.      ARBITRATION

All Disputes, misunderstandings, or any other problems that may arise between the parties by reason of or related to this Agreement, to the extent not resolved through good faith negotiation of the parties, shall be decided by arbitration. The arbitrator shall be chosen by agreement of the parties and, in the event the parties cannot so agree, either party may file a written application to have an arbitrator designated by the American Arbitration Association. The arbitrator shall be chosen and the arbitration proceeding shall take place in Sarasota Florida in accordance with the rules and procedures of the American Arbitration Association. The arbitrator shall have all powers necessary to determine the issues presented, including damages. The arbitrator shall not have authority to award punitive damages. The decision of the arbitrator shall be final and conclusive, both as to costs and the merits, and the parties agree that they shall be bound by his decision. Such decision may be enforced in any court of competent jurisdiction.

14.      MISCELLANEOUS

14.1. No Waiver. No failure to exercise and no delay in exercising any right, power or privilege hereunder by either party will operate as a waiver thereof, nor will any partial exercise of any right preclude further exercise of the same right or any other right hereunder.

14.2. Choice of Law and Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the

Commonwealth of Pennsylvania without regard to its conflicts of laws provisions.

14.3. Assignment. This Agreement is personal to distributor and may only be assigned by Distributor to a third party which has the economic and professional ability to assume the obligations of this Agreement.

14.4. Integration. This Agreement, together with the attached Exhibits, sets forth the entire understanding of the parties with respect to the subject matter and supersedes all prior and contemporaneous agreements and understandings.

14.5. Invalid Provisions. If any reason any provision of this Agreement, including, but not limited to, any provision relating to termination of this Agreement, shall be deemed to be legally invalid or unenforceable in any jurisdiction to which it applies, the validity of the remainder of the Agreement shall not be affected and such provision shall be deemed modified to the minimum extent necessary to make such provision consistent with applicable laws, and in its modified form, such provision shall then be enforceable and enforced.

  IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives effective as of the date first above written.

MORRISON INTERNATIONAL, INC.                      SURGICAL SAFETY PRODUCTS, INC.

By:/s/John L. Edwards                             By:/s/J Stuart

Title:   C.E.O.                                   Title:  Exec. V.P.

Date:   9/30/96                                   Date:   9/30/96

5445-022-0355901.03

                                    EXHIBIT A

                                    PRODUCTS

Morrison's Instant Eyeglasses(R), Style D-02, with Clear Side
Shields

-        Fully assembled by Morrison's order fulfillment facility

- Available in frame sizes to be advised by Morrison at the time of order

- Standard range of lenses +6.00 to -6.00 sphere on cylinders to -2.00 in .25 diopter steps


5445-022-0355901.03

                                    EXHIBIT B

                          TERMS AND CONDITIONS OF SALE

1. LATE PAYMENT - Late payments shall bear interest at 1-1/2% per month or the highest rate permitted by law, whichever is less.

2. FREIGHT AND TAXES - All applicable freight charges, taxes and duties which Morrison may be require to pay or collect relating to the sale, purchase, transportation, delivery or storage of the Products, except net income and equity franchise taxes, shall be for account of Distributor.

3. CHECKING AND INSPECTION - Distributor agrees to check and inspect all Products against shipment papers and for damage upon unloading at destination. claims for shortage or damage must be made in writing within thirty (30) days for delivery and Morrison must be given a reasonable opportunity to investigate. Products alleged to be damaged or defective must be returned prepaid to Morrison. Every claim shall be deemed waived by Distributor unless made in writing within thirty (30) days of receipt of the Products by Distributor.

4.       DELIVERY - Deliveries specified are only our best estimate.

5. CANCELLATION OR ALTERATION - Distributor may not alter or cancel any purchase order without Morrison's written consent, which will not be unreasonably withheld. Any purchase order delayed or deferred by Distributor will be subject to price escalation for increased costs of production, and any other expense caused by the delay thereby. Morrison reserves the right to invoice Distributor and require payment before shipment on any such delayed or deferred order.

5445-022-0355901.03

                                    EXHIBIT C

                                     PRICES

For the initial term of the Agreement, Morrison agrees to make fully assembled Instant Eyeglasses(R), Style D-02, with Clear Side Shields, available at $6.98 per pair, exclusive of shipping, handling and packaging, for single vision prescription powers which fall within Morrison's standard lens power range.

This price is F.O.B. Morrison's order fulfillment facility. If requested by Distributor, Morrison will package and ship directly to the Distributor's customers for a $3.00 per pair shipping and handling charge for orders of fewer than ten pairs shipped to a single address. For orders of ten or more pairs shipped to a single address, Morrison will quote the shipping and handling charge at the time of the order.

Distributor may submit requests for pricing for purchase orders for Products which fall outside of Morrison's standard lens power range.
445-022-0355901.03

                                    EXHIBIT D

                    DISTRIBUTOR MINIMUM PURCHASES FOR RESALE

Contract Year                                                  Minimum Purchases

Year 1 (10/01/96 to 09/30/97)                                   2,750 Units
Year 2 (10/01/97 to 09/30/98)                                  12,500 Units
Year 3 (10/01/98 to 09/30/99)                                  33,500 Units
Year 4 (10/01/99 to 09/30/00)                                  45,500 Units
Year 5 (10/01/00 to 09/30/01)                                  56,000 Units

5445-022-0355901.03

                                    EXHIBIT E

                                    WARRANTY

  Morrison warrants to Distributor that the Products purchased by Distributor shall conform to all specifications established by Morrison for the Products and shall be free from defects in material and workmanship. If any Product fails to conform to such specifications or is defective in materials or workmanship, Morrison, at is option, will either replace such Product or issue a credit memorandum to Distributor for the purchase price, freight and insurance allocable to such Product. These warranties shall be applicable only if such Product is handled, stored and used by distributor (and, if applicable, its customer and the ultimate user) in accordance with the specifications established by Morrison (90) days after the date of delivery to Distributor. THESE WARRANTIES AND REMEDIES ARE EXCLUSIVE AND IN LIEU OF ALL OTHER WARRANTIES (EXCEPT WARRANTY OF TITLE) AND REMEDIES, WHETHER STATUTORY, EXPRESS, OR IMPLIED (INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE).

5445-022-0355901.03

EXHIBIT 6.7
                             DISTRIBUTION AGREEMENT

  THIS AGREEMENT made as of the 1st day of August, 1997, between Surgical Safety Products, Inc. (SSP) a New York corporation with its principal place of business located 2018 Oak Terrace, Suite 400, Sarasota, Florida 34231, U.S.A., and Hospital News (HN) a Florida corporation with its principal place of business located at 4107 Gunn Highway, Tampa, FL 33642.

  WHEREAS, SSP is engaged in the business of marketing and selling eyeglasses; and

  WHEREAS, Distributor is engaged in the business of distributing various medical products to health care providers; and

  WHEREAS, SSP AND Distributor desire to have Distributor distribute certain of SSP's eyeglasses to health care providers in accordance with the terms and conditions hereinafter provided.

  NOW, THEREFORE, in consideration of the mutual covenants and premises herein contained, the parties, intending to be legally bound, agree as follows:

1.       DEFINITIONS

1.1. "Health Care Providers" means hospitals, clinics, laboratories, physicians, surgeons, surgical technicians, dentists, veterinarians, nurse practitioners, nurses and other organizations and professions that provide health care to humans and animals, and their respective employees.

1.2. "Procedures" means medical, surgical, dental and other health care procedures that require that the person performing the procedure wear eyeglasses with protective side shields while performing the procedure.

1.3. "Products" means the SSP products listed and described in Exhibit A.

1.4.     "Territory" means the state of Florida.

1.5.     "Trademark" means the Medi-Specs Rx(TM) trademark.

2.       DISTRIBUTOR'S RIGHTS.

2.1. Distribution Rights. SSP hereby grants to Distributor the right to purchase, promote, resell and distribute the Products, directly and through dealers, under the Trademark, to Health Care Providers in the Territory, for use during the performance of Procedures. Provided Distributor is in full compliance with all of the terms and conditions of this Agreement, SSP agrees that it will not appoint any other distributor of the Products to Health Care Providers in the Territory for use during Procedures or sell the Products directly to Health Care Providers in the Territory for use during the performance of Procedures.

2.2. Market Exclusions. Notwithstanding the above, it is agreed that to the extent that SSP or any licensee of SSP fills orders for Health Care Providers in the Territory, which orders are placed on the Internet, such orders shall not be a violation of Paragraph 2.1. Except as provided in this Agreement, no other rights are granted to Distributor. The rights granted to Distributor do not extend to the distribution of the Products outside the Territory or to Health Care Providers in the Territory (other than for use during the performance of Procedures), and Distributor agrees that it will no distribute the Products outside the Territory or to Health Care Providers in the Territory (other than for use during the performance of Procedures)or sell or distribute the Products to any other party which sells, markets or distributes or intends to sell, market or distribute the Products outside the Territory or to Health Care
Providers in the Territory (other than for use during the performance of Procedures). Distributor further agrees that it will take such actions as are legal and reasonable to prevent any dealer to whom it sells the Products from selling, marketing or distributing the same to parties outside the Territory or in the Territory (other than Health Care Providers for use during the performance of Procedures), and that it will indemnify SSP and its licensees against any and all loss of profit occasioned by the sale of the Products to parties outside the Territory or to Health Care Providers in the Territory (other than for use during the performance of Procedures) by Distributor or any such party.

2.3. Territory Exclusions: The company at its sole discretion may continue to develop certain established sales initiatives at Sarasota Memorial Hospital and Doctors Hospital of Sarasota.

3.       SALE AND PURCHASE

3.1 Terms and Conditions. All sales by SSP to Distributor will be made in accordance with SSP's terms and conditions of sale attached to this Agreement as Exhibit B at the prices attached to this Agreement as Exhibit C and the order entry process attached to this Agreement as Exhibit F. This Agreement is expressly conditioned upon the terms and conditions of sale contained in Exhibit B and SSP will not accept and objects to any terms and conditions on Distributor's purchase order or other forms different from or additional to those contained in Exhibit B. In the event any terms and conditions of Exhibit B conflict with the terms and conditions of this Agreement, this Agreement will be controlling. The terms and conditions of sale contained in Exhibit B may be modified by SSP in its sole discretion, upon thirty (30) days prior written notice. Further, in the event that Distributor fails to achieve the annual requirements for Minimum Purchases listed in Exhibit D, SSP may decrease the payment to Distributor on Exhibit C by providing Distributor with written notice of such decrease at least thirty (30) days prior to the effective date. Such decrease in price will be applied to the next contract year's orders.

3.2 Purchase Orders. All purchase orders are to be submitted in writing to SSP in a form to be designated by SSP and in accordance with Exhibit F. Purchase orders must specify the size, color and inter-pupillary distance measure for each pair of Products ordered. All purchase orders must be clearly referenced by Distributor with a purchase order number and an identification number must be included for each individual Health Care Provider. All purchase orders for prescription Products must include a signed, valid prescription for each pair of Products written no earlier than two (2) years prior to the date the purchase order was submitted. All purchase orders must specify Distributor's preferred method of delivery.

3.3 Estimated Quantities. On or before January 1, April 1, July 1, and October 1 of each year during the term of this Agreement, Distributor will submit to SSP an estimate of the quantity of the Products Distributor will submit to SSP during the subsequent three (3) month period. Such estimates are to be provided to assist SSP in meeting the foreseeable demands of Distributor for the Products and shall not become binding obligations on Distributor to order such quantities nor on SSP to provide such quantities.

3.4. Prices, Delivery and Title. All prices of the Products will be F.O.B. SSP's order fulfillment facility or other point of delivery designated by SSP. Risk of loss shall pass to Distributor upon delivery to the carrier, and SSP reserves, and Distributor grants to SSP, a purchase money security interest in each shipment of the Products and the proceeds thereof until receipt of payment in full. If any of the Products delivered to

Distributor are damaged or do not otherwise comply in all material respects with the specifications thereof, Distributor may return such damaged or non-conforming Products to SSP for credit in accordance with SSP's then current return policy. No credit will be given for orders which are correctly filled by SSP but are not required by Distributor because of an error in the prescription or ordering of the product.

3.5. Payment. Direct payments to SSP shall be in advance by a check written on Distributor's bank in the United States of America. Payment by Health Care Provider to SSP shall be by personal check, money order, MasterCard or VISA.

4.       DISTRIBUTOR'S OBLIGATIONS

4.1. Best Efforts. Distributor, at its sole expense, shall use its best efforts to promote and distribute the Products to Health Care Providers in the Territory for use during the performance of Procedures so that the Products are widely used as possible throughout all parts of the Territory. Distributor agrees that such efforts shall include, without limitation, promotion of the Products in trade shows and exhibitions, direct sales and marketing, telemarketing or any means Distributor sees fit. Notwithstanding the above, Distributor agrees that it will purchase from SSP and sell to Health Care Providers, or dealers for resale to Health Care Providers, in the Territory in each calendar year of the Agreement, at least the Minimum Purchases set forth in Exhibit D.

4.2. Adequate Facilities. Distributor will maintain, at its own expense, adequate premises and facilities within the Territory from which to receive orders for the Products. It is agreed that all personnel engaged by Distributor to assist in the distribution of the Products are employees and agents of Distributor and are not of SSP, and all costs of such employees or agents are the sole responsibility of Distributor.

4.3. Compliance with Laws. Distributor will comply with all applicable laws and regulations and conduct its efforts hereunder in accordance with the highest commercial and ethical standards.

4.4. Propriety Notices. All sales of the Products by Distributor will be in Distributor's own name and for Distributor's own account. However, Distributor agrees not to remove from the Products or any materials provided with the Products, any patent, trademark, copyright or other proprietary notices of SSP.

4.5. Reports. Distributor will furnish SSP, upon SSP's request, with written reports containing information concerning
Distributor's distribution activities,competition in the marketplace and such other information as SSP may reasonably request.

4.6. Insurance. Distributor will maintain comprehensive liability insurance for the benefit of Distributor insuring against bodily injury or property damage resulting from the acts or omissions of Distributor or its employees or agents in such amounts and with such companies as are reasonably acceptable to SSP. All such policies shall name SSP as an additional insured, with rights of subrogation waived.

4.7. Competition. Distributor agrees that during the term of this Agreement it will not directly or indirectly handle or sell any products which compete with the Products. Distributor will purchase all of its requirements for prescription eyeglasses with side shields from SSP.

5.       SSP's OBLIGATIONS

5.1. Promotional Materials. SSP will furnish Distributor with Product photographs in electronic form from SSP's existing electronic library as well as such assistance with layouts and other marketing advice as SSP, in its sole discretion, determines to be appropriate. Distributor is solely responsible for preparing and printing all necessary promotional materials.

5.2. Supply. SSP will use reasonable commercial efforts to fill purchase orders placed by Distributor in a proper and timely manner. In the event of Product shortages, SSP shall have the right to make reasonable allocations without liability to Distributor.

6.       TRADEMARK

6.1. Ownership. Distributor acknowledges that the Trademark is the property of SSP and that Distributor acquires no right, title or interest in or to the Trademark under this Agreement. Distributor agrees not to use or to authorize any third party to use the Trademark with any other products, in a corporate title, in a business name or in any other manner than affixed to the Products or in connection with the promotion of the Products as expressly allowed in this Agreement. All goodwill associated with the Trademark will inure exclusively to the benefit of SSP.

6.2. No Disputes. Distributor will not dispute or contest for any reason whatsoever, directly or indirectly, during the term of this Agreement or thereafter, the validity or ownership of the Trademark, nor directly or indirectly register or attempt to acquire or damage the value of the Trademark or goodwill associated with the Trademark.

6.3. Quality Control. Distributor will use or display the Trademark in all promotional materials and packaging only in the manner and form specified by SSP and Distributor will place all notices on the Products, packaging for the Products and promotional materials specified by SSP.

6.4. Termination. Upon termination or expiration of this Agreement, any and all rights of Distributor to use the Trademark will cease and Distributor will permanently discontinue using the Trademark or any word, words or trademarks similar thereto in association with any goods or services and will, at SSP's instruction, return or destroy any materials in its possession bearing in any manner the Trademark, provided, however, that Distributor may: a) continue to use the Trademark on or in relation to the Products in order to fill purchase orders which have been placed and accepted by SSP prior to such termination or expiration, or b) sell for a period of three (3) months the Products in Distributor's inventory at the date of termination or expiration.

7.       CONFIDENTIALITY

During the term of this Agreement, Distributor may be provided or have access to confidential or proprietary information of SSP, including, but not limited to, designs, devices, processes, records, costs and prices (collectively, the "Confidential Information"). Distributor agrees that during the term of this Agreement and thereafter, Distributor shall not disclose the Confidential Information to any third party, either directly or indirectly, or use the Confidential Information in any way, except as expressly contemplated by this Agreement, and then only for the benefit of SSP. Confidential Information shall not include: a) any information which is or becomes generally known to the public without fault of Distributor; b) any information previously known by Distributor; or c) any information obtained in good faith from third parties not under an obligation of secrecy to SSP. SSP will not be provided or have access to any confidential or proprietary information of Distributor during the term of this Agreement.

8.       WARRANTY AND LIMITATION OF LIABILITY

8.1. Warranty. The sole and exclusive warranty made by SSP with respect to the Products is set forth in the attached Exhibit E, which may be prospectively amended by SSP from time to time.

8.2. Limitations of Liability. Except as set forth above, SSP makes no warranties whatsoever, whether express or implied, with regard to the Products, and SSP disclaims all WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, including warranties arising from course of dealing or usage of trade. Except as otherwise provided herein, SSP will not be liable for any damages whatsoever, whether in contract, breach of warranty or tort arising out of the acts or omissions of Distributor, its employees, agents or customers with respect to the promotion, distribution or sale of the Products. In no event will SSP be liable to Distributor or its customers for lost profits, loss of use or interruption of business, nor for special, indirect incidental or consequential damages of any kind whatsoever, even if SSP has been advised of the possibility of such damages.

9.       INDEMNIFICATION

Distributor agrees to indemnify, hold harmless and defend SSP from and against any and all suits, judgments, costs, damages, losses, claims, expenses or liabilities of any nature which are threatened or brought against or inured by SSP arising out of the act or omissions of Distributor or from any breach or threatened breach of this Agreement by Distributor.

10.      INDEPENDENT CONTRACTOR

Both parties are independent contractors with respect to all matters arising out of this Agreement. Neither party shall have nor shall represent that it has any right to bind the other or to assume or create any obligation or responsibility, contractual or otherwise on behalf or in the name of the other party. Neither party shall be considered the employee, agent, partner, or joint venturer of the other.

11.      JUSTIFIABLE DELAYS

Except with respect to payment of any amounts due hereunder, neither party will be liable for failure to perform or for delay in its performance under this Agreement due to causes beyond its control, including, without limitation, acts of God and governmental regulations and restrictions, and the time for performance will be extended by a reasonable period of time necessary to overcome the effect of such delay.

12.      TERM AND TERMINATION

12.1. Term. This Agreement will take effect as of the date first above written, and shall expire on December 31, 1997, unless earlier terminated in accordance herewith. This Agreement may be renewed if the parties so agree for successive one (1) year periods, but only in writing signed by both parties.

12.2. Termination by SSP. SSP may terminate this Agreement upon written notice to Distributor upon the occurrence of any one of the following events, each of which is declared to be "just cause" for termination: a) Distributor fails to make any payment to SSP when due and such failure continues for ten (10) days after Distributor's receipt of notice of such; b) Distributor admits insolvency, becomes insolvent or institutes or has instituted against it proceedings in bankruptcy, insolvency, reorganization or dissolution; c) Distributor makes an assignment for the benefit of creditors; d) Distributor distributes competing products; f) Distributor commits any other material breach of this Agreement, and such breach is not cured withing fifteen (15) days of Distributor's receipt of notice of such breach; or g) Distributor commits more than two (2) breaches in any six (6) month period, even if such breaches are subsequently cured.

12.3. Termination by Distributor. Distributor my terminate this Agreement upon written notice to SSP: a) in the event SSP admits insolvency, becomes insolvent of institutes or has instituted against it proceeding in bankruptcy, insolvency, reorganization or dissolution; b) SSP makes an assignment for the benefit of creditors; c) if SSP commits any other material breach of this Agreement and such breach is not cured within thirty (30) days of SSP's receipt of notice of such breach; or d) if SSP is unable to meet the production requirements of Distributor for a three (3) month period.

12.4. Effect of Termination. Upon termination or expiration of this Agreement for any reason, each party shall promptly pay to the other any sums due and owing. SSP shall have the option to purchase any Products in Distributors's inventory. Provided that such Products are unused and in the same condition as originally shipped by SSP, the price to be paid by SSP shall be the original price paid by Distributor. If not in such condition, the price shall be reduced appropriately.

12.5. Disclaimer. Each party expressly waives the payment of any compensation or damages for termination of or failure to renew this Agreement and agrees to hold harmless and indemnify the other against any claims of third parties therefore. It is expressly understood and agreed that the rights of termination set forth in this Agreement are absolute and that each party has considered the possibility of the making of expenditures in preparing for performance under this Agreement and the possibility of loss and damage resulting from termination or expiration of this Agreement in accordance with its terms.

13.      ARBITRATION

All disputes, misunderstandings, or any other problems that may arise between the parties by reason of or related to this Agreement, to the extent not resolved through good faith negotiation of the parties shall be decided by arbitration. The arbitrator shall be chosen by agreement of the parties and, in the event the parties cannot so agree, either party may file a written application to have an arbitrator designated by the American Arbitration Association. The arbitrator shall be chosen and the arbitration proceeding shall take place in Sarasota, Florida in accordance with the rules and procedures of the American Arbitration Association. The arbitrator shall have all powers necessary to determine the issues presented, including damages. The arbitrator shall not have authority to award punitive damages. The decision of the arbitrator shall be final and conclusive, both as to costs and merits, and the parties agree that they shall be bound by his decision. Such decision may be enforced in any court of competent jurisdiction.

14.      MISCELLANEOUS

14.1. No Waiver. No failure to exercise and no dely in exercising any right, power or privilege hereunder by either party will operate as a waiver thereof, no will any partial exercise of any right preclude further exercise of the same right or any other right hereunder.

14.2. Choice of Law and Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the State of Florida without regard to its conflicts of laws provisions.

14.3. Assignment. This Agreement may only be assigned by Distributor to a third party, which has the economic and professional ability to assume the obligations of this Agreement, with the written consent of SSP.

14.4. Integration.   This Agreement, together with the attached
Exhibits, sets forth the entire understanding of the parties with respect to the subject matter and supersedes all prior and contemporaneous agreements and understandings.

14.5 Invalid Provisions. If for any reason any provision of this Agreement, including, but not limited to, any provision relating to termination of this Agreement, shall be deemed to be legally invalid or unenforceable in any jurisdiction to which it applies, the validity of the remainder of the Agreement shall not be affected and such provision shall be deemed modified to the minimum extent necessary to make such provision consistent with applicable laws, and in its modified form, such provision shall then be enforceable and enforced.

  IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives effective as of the date first above written.

SURGICAL SAFETY PRODUCTS, INC.                                HOSPITAL NEWS
By: /s/Donald K Lawrence                                      By: /s/Ed Cohen
Title: V. P. SALES AND MARKETING                              Title:  PRESIDENT
Date: 8-1-97                                                  Date: 8-1-97

                                    EXHIBIT A

                                    PRODUCTS

SSP's Medi-Specs Rx(TM) Medical Eyeglasses, Style D-02, with Clear
Side Shields

*Fully assembled by SSP's order fulfillment facility

*Available in frame sizes to be advised by SSP at the time of orde

*Available in frame colors to be advised by SSP at the time of order

*Standard range of lenses +6.00 to -6.00 sphere on cylinders to -2.00 in .25 diopter steps

                                    EXHIBIT B

                          TERMS AND CONDITIONS OF SALE

1.       LATE PAYMENT -             Late payments shall bear interest
at one and 1-1/2% per month or the highest rate permitted by law, whichever is less.

2. FREIGHT AND TAXES - All applicable freight charges, taxes and duties which SSP may be required to pay or collect relating to the sale, purchase, transportation, delivery or storage of products, except net income and equity franchise taxes, shall be for account of Distributor.

3. CHECKING AND INSPECTION - Distributor agrees to check and inspect all Products against shipment papers and for damage upon unloading at destination. Claims for shortage or damage must be made in writing within thirty (30) days of delivery and SSP must be given a reasonable opportunity to investigate. Products alleged to be damaged or defective must be returned prepaid to SSP. Every claim shall be deemed waived by Distributor unless made in writing within thirty (30) days of receipt of the Products by Distributor.

4. DELIVERY - Deliveries specified are only our best estimate.

5. CANCELLATION OR ALTERATION - Distributor may not alter or cancel any purchase order without SSP's written consent, which will not be unreasonably withheld. Any purchase order delayed or deferred by Distributor will be subject to price escalation for increased costs or production, and any other expense caused by the delay thereby. SSP reserves the right to invoice Distributor and require payment before shipment on any such delayed or deferred order.

                                    EXHIBIT C

                                     PRICES

For the initial terms of this Agreement, SSP agrees to ship, sully assembled, Medi-Specs Rx(TM) Eyeglasses, Style D-02, with clear side shields, to distributor's customers for $19.95 per pair plus $4.95 shipping and handling. For each new pair of glasses shipped and invoiced, SSP will pay Seven Dollars ($7.00) to the account of Distributor. This payment will be made no later than seven (7) days after the receipt of Distributor's customer's payments to the account of SSP. Any subsequent customer orders (re-orders) will be handled and paid to the account of SSP.

                                    EXHIBIT D

                              PERFORMANCE: FLORIDA

It is agreed by both parties that Distributor will generate 800 orders for Medi-Specs Rx(TM) Medical Eyeglasses, Style D-02, with side shields, within and accordance with the terms of this Agreement.

Month (1997)               Units            Cumulative

July                          0                 0
August                       50                50
September                   150               200
October                     200               400
November                    200               600
December                    200               800     Total Performance Standard
                                                      --------------------------


SURGICAL SAFETY PRODUCTS, INC.                                HOSPITAL NEWS

By: /s/                                                       By:/s/Ed Cohen
Title: V. Pres. Sales and Marketing                           Title: President
Date:  7-16-97                                                Date:  8-1-97

                                    EXHIBIT E

                                    WARRANTY

SSP warrants to Distributor that the Products purchased by Distributor shall conform to all specifications established by SSP for the Products and shall be free from defects in material and workmanship. If any Products fails to conform to such specifications or is defective in materials or workmanship, SP, at its option, will either replace such product or issue a credit memorandum to Distributor for the purchase price, freight and insurance allocable to such Product. These warranties shall be applicable only if such Product is handled, stored and used by Distributor (and, if applicable, its customer and the ultimate user) in accordance with the specifications established by SSP and a written claim is made by Distributor not later than ninety (90) days after the date of delivery to Distributor. THESE WARRANTIES AND REMEDIES ARE EXCLUSIVE AND IN LIEU OF ALL OTHER WARRANTIES (EXCEPT WARRANTY OF TITLE) AND REMEDIES, WHETHER STATUTORY, EXPRESS, OR IMPLIED (INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE).

                                    EXHIBIT F

                             SALES AND OTHER PROCESS

Hospital News will solicit, collect and deliver complete sales orders to Surgical Safety Products, Inc. A complete sales order consists of the following:

1. Complete, dated, and signed prescriptions including frame measurements. The prescriptions must fall within the accepted range as indicated on current marketing material.

2. Complete Order Information: This includes the number of pairs, color and shipping address.

3. Payment: Distributor costs for each pair of glasses is $13+ $4.95 Shipping and Handling and 7% FL sales tax. Distributor costs for group orders received by SSP in excess of twenty-five (25) sets from a single healthcare facility is $12.00 + $3.95 Shipping and Handling. Payment in the form of company check must be submitted with each batch of orders. The frequency of batch order submission will be determined by order volume, but should be at least on a weekly basis to ensure prompt fulfillment of the customer's order.

Surgical Safety Products, Inc. will verify and deliver orders to the manufacturer within twenty-four (24) hours of receipt.
Shipment to the customer should follow within seven business days.

EXHIBIT 6.8

                      CLINICAL PRODUCTS TESTING AGREEMENT

THIS CLINICAL PRODUCTS TESTING AGREEMENT (the "Agreement") is entered into this 30th day of January 1998, by and between SURGICAL SAFETY PRODUCTS, INC., ("SSP"), a New York corporation, with its principal office at 2018 Oak Terrace, Sarasota, Florida 34231, and Sarasota Memorial Hospital ("SMH"), with an office located at 1700 South Tamiami Trail, Sarasota, Florida 34239.

                                   WITNESSETH:
WHEREAS, SSP has begun the development of certain products used in surgery and other medical procedures or treatments; and

WHEREAS, SHM is an acute care hospital and related facilities owned and operated by the Sarasota County Public Hospital Board ("the Board"), willing to perform clinical testing of the products at its facilities.

NOW, THEREFORE, in consideration of the mutual covenants, promises and undertakings provided herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.  Product Testing.
         a. SSP shall submit ten (10) surgical or medical products (the "Products") for clinical testing by SMH during the first five (5) years of the term of this Agreement. The Products are identified on Schedule 1 hereto, which may be altered from time to time by substitution of products by SSP.
         b. SMH shall provide clinical testing services with respect to each of the Products in accordance with protocols prepared by SSP and agreed upon by SMH prior to the commencement of clinical testing ( the "Protocols"). Each Protocol shall contain a clinical testing budget which shall identify the estimated cost to be incurred by SMH in performing its testing services hereunder. The results derived from the performance of testing services by SMH in accordance with Protocols shall be hereinafter referred to as a "Study" or "Studies".

2. Compliance with Laws. SMH shall comply with the provisions of any Protocol and any applicable federal, state, and local laws, rules and regulations, and operate in accordance with all applicable standards and recommendations of the United States Food and Drug Administration and other applicable federal and state agencies in performing clinical testing of the Products under the Protocols.

3. Term. The Term of this Agreement shall be five (5) years from the date hereof and such additional time as required by SMH to complete clinical testing of all of the Products.

4. Clinical Data. Upon request by SSP, all clinical data generated as a result of a Study will be promptly and completely disclosed by SMH and delivered to SSP, who will conduct onside and/or telephone monitoring of a Study. At the request of SSP, SMH will provide a study summary or overview in addition to such clinical data. SMH also agrees to permit SSP and persons authorized by SSP to have on-site access to the information relating to a Study during normal business hours or as otherwise required by law.
         All study-related information will become the property of SSP and may be freely utilized by SSP in any manner deemed appropriate by SSP and will by subject to the provisions of Section 5 below.

5. Confidential Information. SMH will keep strictly confidential all information, materials, and data transmitted by SSP to SMH for use with any Protocol and all information, materials and data generated by SMH in connection with any Study.

6.  Compensation.
         a. SSP shall reimburse SMH for its actual costs of providing all clinical testing services rendered hereunder as agreed upon in a budget contained in each Protocol and shall pay SMH a fixed profit amount of TWENTY-FIVE THOUSAND UNITED STATES DOLLARS (U.S. $25,000) (the "Profit Amount") for each Study. SSP shall reimburse SMH for its costs and shall pay a pro rata portion of the Profit Amount based on the estimated duration of each Study on a monthly basis within five(5) days of submission by SMH of an appropriate invoice.
         b. In consideration of SMH making its staff and facilities available to perform the Studies, SSP acknowledges and agrees that the full Profit Amount of TWO HUNDRED FIFTY THOUSAND UNITED STATES DOLLARS (U.S. $250,000) shall be payable in all events, regardless of the final cost incurred by SMH and in the event SSP determines no to have SMH perform clinical testing on one or more of the Products.

         c. The Profit Amount payable by SSP hereunder shall be reduced by any payments actually made to Community Health Corporation under Article 13(c) of that certain Prepaid Capital Lease Agreement dated January 30, 1998, covering the SSN Network, currently in use by SMH.
         d. SSP shall pay SMH one-half of one percent (.5%) of the proceeds realized by SSP from the sale, use or licensing of the Products, payable no later than five (5) days of the end of each three-month period commencing upon the receipt of any proceeds by SSP.

7. Verification. SMH and SSP shall each have the right to retain at its own expense an independent certified public accountant to verify the other party's accounting records to determine the accuracy of the costs reported under Section 6(a) herein or amounts determined under Section 6(a) herein.

8. Publication and Announcements. SMH agrees not to publish or present the results of the Study or any paper utilizing data generated from the Study, or otherwise disclose any aspect of the Study, without the prior written consent of SSP.

9.  Termination.  This Agreement my be terminated upon thirty
(30) days written notice to SSP if SMH for any reason becomes unable to perform and complete any of the Studies, or by either party upon a material breach of any of the terms and conditions of this Agreement by the other party, provided;
         a. The non-breaching party provides the other party with a written notice specifying the alleged breach and such other party shall have ten (10) day to cure such breach; and,
         b. In no event shall SMH be paid less than the total Profit Amount, regardless of any breach of the Agreement by SMH, subject to Section 6(c) herein.

10. Document Retention. SMH shall retain a copy of all documentation relating to the Studies in accordance with applicable law until all obligations required of all persons associated with the Studies have been completed.

11. Authorization. SMH shall obtain all approvals as required to conduct the Studies.

12.  Indemnification.
         a. SSP agrees to indemnify and hold harmless SMH, its agents and employees, and the Board, its agents and employees (hereinafter collectively referred to as the "Indemnified Parties"), from and against any and all damages, claims, liabilities, losses, costs and expenses whatsoever, including claims of injury or illness, resulting from the conduct or administration of the Studies.
         b. SSP's duty to indemnify the Indemnified Parties pursuant hereto is conditional upon the Indemnified Parties having observed the terms of the Protocols in all material respects and not having violated any local, state or federal laws pertaining to the conduct or the administration of the Studies.
         c. If any legal, administrative, arbitration, or other proceeding or action or governmental investigation is instituted or threatened in writing against the Indemnified Parties by any party upon which Indemnified Parties claim or intend to claim the SSP would be liable to it under this Agreement, Indemnified Parties shall provide SSP with written notice of such claim within ten (10) days of the assertion hereof. In the event that SSP shall agree that the success of such claim, action, or suit would make SSP liable to Indemnified Parties under this Agreement, and SSP secures its potential obligation to the Indemnified Party in an amount and in a manner satisfactory to the Indemnified Parties, in its sole discretion, the Indemnified Parties shall permit SSP to defend the same at SSP's sole expense, and the Indemnified Parties shall cooperate with SSP by making available to SSP at reasonable times for the purpose of consultation and giving deposition and courtroom testimony, as such places as SSP shall reasonably require, without expense to SSP. In such event, SSP shall keep SMH and its counsel reasonably informed as to the status of its defense of such proceeding, action, or governmental investigation. In the event SSP does not elect or neglect to defend such a claim, abandons a defense, or if a judgment entered against Indemnified Parties is not appealed and becomes final, Indemnified Parties may cause the same to be paid, with court costs, if any, and proceed against SSP herein. In the event that, upon receiving notice of such claim, action, or suit, SSP shall notify Indemnified Parties that such claim, action, or suit is not clearly within the scope of the indemnification of this Agreement, or SSP does not secure its potential obligation hereunder in an amount of manner satisfactory to the Indemnified Party, the Indemnified Parties may undertake the defense for itself and proceed against SSP under this Agreement.

13. Notices. Any notices required or permitted to be given hereunder shall be deemed to have been given when given personally, or deposited in the United States mails, certified mail, return receipt requested, postage prepaid, addressed to the party to whom given at the following address:

If to Surgical Safety Products, Inc.:
         G. Michael Swor, M.D.

         2018 Oak Terrace
         Sarasota, Florida  34231

If to Sarasota Memorial Hospital or the Board:
         Michael H. Covert, President
         1700 S. Tamiami Trail
         Sarasota, Florida   34239

Notification at the above addresses shall be binding upon both parties unless written notice of change of address has been given by one party to the other.

14. Relationship. The relationship between the parties is that of independent contractors; no partnership, joint venture, agency or employment is intended.

15. No Waiver. The failure of any party to insist upon strict performance of any obligation hereunder shall not be a waiver of such party's right to demand strict compliance of that or any other obligation in the future. No custom or practice of the parties at variance with the terms hereof shall constitute a waive, nor shall any delay or omission of a party to exercise any rights arising from a default impair the party's right as to said default or to any subsequent default.

16. Binding Effect and Benefits. All provisions of this Agreement shall be binding upon and shall inure to the benefit of, and shall be enforceable by and against all parties hereto and their respective heirs, legal representative, successors and assigns. Nothing in this Agreement express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective heirs, legal representative, successors or assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

17. Assignment. This Agreement is personal to each of the parties hereto, and neither party may assign nor delegate any of its rights or obligations hereunder without first having obtained the written consent of the other party, except that SMH may assign this Agreement to any party affiliated with SMH without its sole discretion.

18. Amendment. No charge, modification or amendment of this Agreement shall be valid or binding upon any party hereto unless expressed in writing signed by the party against whom the same is sought to be enforced.

19.  Integration.  This Agreement contains the entire agreement of the parties and supersedes all negotiations, tentative agreements, representations, commitments, or arrangements made prior to the date hereof. All prior agreements are merged into this Agreement and all representations and warranties, whether oral or written, are hereby disclaimed and disavowed unless expressly reiterated in this Agreement.

20. Construction. This Agreement shall be interpreted whether as to validity, capacity, performance, or remedy, according to the internal substantive laws of the State of Florida. Titles of captions of articles and paragraphs contained in this Agreement are inserted only as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provisions hereunder. Whenever required by the context, the singular number shall include the plural, the plural the singular, the masculine and neuter gender shall include all genders.

21. Venue. The parties to this Agreement agree that jurisdiction and venue shall properly lie in the Twelfth Judicial Court of the United States of Florida, in and for Sarasota County, Florida or in the United States District Court for the Middle District of Florida with respect to any and all legal proceedings arising from this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

WITNESS:                                          SURGICAL SAFETY PRODUCTS, INC.
________________                                  By: /s/ G M Swor
________________                                  As Its: President

                                                  SARASOTA MEMORIAL HOSPITAL
________________                                  By: /s/Michael H Covert
/s/Surannea Fruheb                                As Its: President

Schedule 1
                                    PRODUCTS

SharpsMate                                  Prostasert/Gyn
SutureMate                                  VagPak
Transfer Tray                               Cirperfect
FingerSafe                                  MediSpecs
MayoMate
PrepWiz - 2 Studies

EXHIBIT 6.9

                               REAL ESTATE LEASE

This Lease Agreement (this "Lease") is made effective as of June 01, 1998, by and between Savannah Leasing ("Landlord"), and Surgical Safety Products, Inc. ("Tenant"). The parties agree as follows:

PREMISES. Landlord, in consideration of these lease payments provided in this Lease, leases to Tenant 3,500 sq. feet building
(the "Premises") located at 2018 Oak Terrace, Sarasota, Florida
34231.

TERM. The lease term will begin on June 01, 1998 and will terminate on May 31, 2000.

LEASE PAYMENTS. Tenant shall pay to Landlord monthly payments of $3,500.00 per month, payable in advance on the fifth day of each month, for a total annual lease payment of $42,000.00. Lease payments shall be made to the Landlord at 2018 Oak Terrace, Sarasota, Florida 34231, which may be changed from time to time by the Landlord.

POSSESSION. Tenant shall be entitled to possession on the first day of the term of this Lease, and shall yield possession to Landlord on the last day of the term of this Lease, unless otherwise agreed by both parties in writing.

USE OF PREMISES. Tenant may use the Premises only. The Premises may be used for any other purpose only with prior written consent of Landlord, which shall not be unreasonably withheld. Tenant shall notify Landlord of any anticipated extended absence.

PROPERTY INSURANCE. Landlord and Tenant shall each be responsible to maintain appropriate insurance for their respective interests in the Premises and property located on the Premises.

DEFAULTS. Tenant shall be in default of this Lease if Tenant fails to fulfill any lease obligation or term by which Tenant is bound. Subject to any governing provisions of law to the contrary, if Tenant fails to cure any financial obligation within 30 days (or any other obligation within 30 days) after written notice of such default is provided by Landlord to Tenant, Landlord may take possession of the Premises without further notice (to the extent permitted by law), and without prejudicing Landlord's rights to damages. In the alternative, Landlord may elect to cure any default and the cost of such action shall be added to Tenants financial obligations under this Lease. Tenant shall pay all costs, damages and expenses (including reasonable attorney fees and expenses) suffered by Landlord by reason of Tenant's defaults. All sums of money or charges to be paid by Tenant under this Lease shall be additional rent, whether or not such sums or charges are designated as "additional rent".

NOTICE. Notices under this Lease shall not be deemed valid unless given or served in writing and forwarded by mail, postage prepaid, addressed as follows:

LANDLORD:
Name:             Savannah Leasing
Address:          2018 Oak Terrace
                  Sarasota, Florida 34231

TENANT:
Name:             Surgical Safety Products, Inc.
Address:          2018 Oak Terrace
                  Sarasota, Florida 34231

Such addresses may be changed from time to time by either party providing notice as set forth above.

ENTIRE AGREEMENT/AMENDMENT. This Lease Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written. This Lease may be modified or amended in writing, if the writing is signed by the party obligated under the amendment.

SEVERABILITY. If any portion of this Lease shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Lease is invalid or unenforceable, but that by limiting such provision, it would become valid and enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

WAIVER. The failure of either party to enforce any provisions of this Lease shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Lease.

CUMULATIVE RIGHTS. The rights of the parties under this Lease are cumulative, and shall not be construed as exclusive unless otherwise required by law.

GOVERNING LAW. This Lease shall be construed in accordance with the laws of the State of Florida.

PARKING. Tenant shall be entitled to use all parking space(s) for the parking of the Tenant's customers'/guests' motor vehicle(s).

STORAGE. Tenant shall be entitled to store items of personal property in on site during the term of this Lease. Landlord shall not be liable for loss of, or damage to, such stored items.

HOLDOVER. If Tenant maintains possession of the Premises for any period after the termination of this Lease ("Holdover Period"), Tenant shall pay to Landlord a Lease payment for the Holdover period equal to the amount set forth in the following Lease Payments paragraph. Such holdover shall constitute a month to month extension of this Lease.

RENEWAL TERMS. This Lease shall automatically renew for an additional period of 1 year per renewal term, unless either party gives written notice of the termination no later than 30 days prior to the end of the term or renewal term. The Lease terms during any such renewal term shall be the same as those contained in this Lease except that the lease payment shall be $3,750.00 per month.

NON-SUFFICIENT FUNDS. Tenant shall be charged $25.00 for each check that is returned to Landlord for lack of sufficient funds.

MAINTENANCE.

Landlord's obligations for maintenance shall include: -The roof, outside walls, and other structural parts of the building -The sewer, water pipes and other matters relating to plumbing -The electrical wiring -The air conditioning system -The heating system

Tenant's obligations for maintenance shall include: -The parking lot, driveways, and sidewalks, including snow and ice removal -All other items of maintenance not specifically delegated to Landlord under this lease.

UTILITIES AND SERVICES.
Landlord shall be responsible for all utilities and services in connection with the Premises.

TAXES. Taxes attributable to the Premises or the use of the Premises shall be allocated as follows:

REAL ESTATE TAXES. Landlord shall pay all real estate taxes and assessments for the Premises.

PERSONAL TAXES. Landlord shall pay all personal taxes and any other charges which may be levied against the Premises and which are attributable to Tenant's use of the Premises, along with all sales and/or use taxes (if any) that may be due in connection with lease payments.

DESTRUCTION OR CONDEMNATION OF PREMISES. If the Premises are partially destroyed in a manner that prevents the conducting of Tenant's use of the Premises in a normal manner, and if the damage is reasonably repairable within sixty days after the occurrence of the destruction, and if the cost of repair is less than $0.00, Landlord shall repair the Premises and lease payments shall abate during the period of the repair. However, if the damage is not repairable within sixty days, or if the cost of repair is $0.00 or more, or if Landlord is prevented from repairing the damage by forces beyond Landlord's control, or if the property is condemned, this Lease shall terminate upon twenty days' written notice of such event or condition by either party.

TERMINATION UPON SALE OF PREMISES. Notwithstanding any other provision of this Lease, Landlord may terminate this lease upon 30 days' written notice to Tenant that the Premises have been sold.

REMODELING OR STRUCTURAL IMPROVEMENTS. Tenant shall have the obligation to conduct any construction or remodeling (at Tenant's expense) that may be required to use the Premises as specified above. Tenant may also construct such fixtures on the Premises (at Tenant's expense) that appropriately facilitate its use for such purposes. Such construction shall be undertaken and such fixtures may be erected only with prior written consent of the Landlord which shall not be unreasonably withheld. At the end of the lease term, Tenant shall be entitled to remove (or at the request of Landlord shall remove) such fixtures, and shall restore the Premises to substantially the same condition of the Premises at the commencement of this Lease.

FIRST RIGHT ON ADJACENT PROPERTY LEASE. Tenant shall have the first right to lease or purchase landlord owned adjacent properties at the end of existing leases or agreements. This includes 2024 Oak Terrace and 2017/2019 Oak Terrace. Landlord will notify tenant 30 days prior to availability of these properties.

ASSIGNABILITY/SUBLETTING. Tenant may not assign or sublease any interest in the Premises, nor effect a change in the majority ownership of the Tenant (from the ownership existing at the inception of this lease), without the prior written consent of Landlord, which shall not be reasonably withheld.

LANDLORD:
Savannah Leasing

 /s/G M Swor
Savannah Leasing

TENANT:
Surgical Safety Products, Inc.

/s/Frank M Clark
Surgical Safety Products, Inc.

EXHIBIT 6.10

                              EMPLOYMENT AGREEMENT

THIS AGREEMENT is made and entered into this 1st day of April, 1997, by and between Surgical Safety Products, Inc., a corporation organized and existing under the laws of the State of New York, (hereinafter referred to as "Corporation"), and Don Lawrence (hereinafter referred to as "Employee").

                                   WITNESSETH:
  WHEREAS, Employee desires employment as an employee of Corporation, and
  WHEREAS, Corporation desires to employ Employee under the terms and conditions hereinafter stated.
  NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, it is agreed by and between Corporation and Employee as follows:

ARTICLE ONE: TERM
Corporation agrees to employ Employee, and Employee agrees to be so employed, for a term of one (1) year, commencing on May 1, 1997, and terminating on March 31, 1998, for the purpose of rendering, on behalf of Corporation, services as a Marketing Director. The aforesaid term of employment shall be automatically be extended from year to year subsequent to its expiration and thereafter, unless either party gives the other written notice to the contrary no later than fourteen (14) days prior to the end of such initial term or any extended term. The said term of employment and any extension thereof shall be hereinafter referred to as the "period of active employment".

ARTICLE TWO: COMPENSATION
For all services rendered by Employee under this Agreement during the period of active employment, and immediately subsequent to Corporate funding as defined above, Corporation shall pay to Employee a rate/salary of $50,000 per year in equal bi-monthly installments. Such salary may be adjusted by the Board of Directors of Corporation as required.

In addition to the salary stated above, Employee may receive, at the election of Corporation, a special productivity bonus. The Special productivity bonus shall be in an amount and paid at such time or times as the Board of Directors of Corporation, in its sole and absolute discretion, shall determine. In making its determination of the amount of bonus, if any, to be paid, the Board of Directors of Corporation shall take into account the amount, if any, provided to Employee in the form of other compensation.

ARTICLE THREE: TIME
Employee hereby accepts employment with Corporation on the terms and conditions herein set forth and agrees that during the period of active employment, as defined above, Employee will devote Employee's full time and attention to the rendition of the enumerated services on behalf of Corporation and to the furtherance of Corporation's best interests. Employee agrees that, in the rendition of such services and in all aspects of the employment, Employee will comply with the policies, standards and regulations of the Corporation from time to time established, provided same are reasonable and do not violate the law or ethics.

ARTICLE FOUR: DUTIES
Employee is employed to Commercialize & Market Products & Services on behalf of Corporation. Employee will not engage in such activity except as an employee of Corporation unless otherwise authorized by the Board of Directors of Corporation. Corporation shall have the power to determine the specific duties which shall be performed by Employee, and shall, within reason, determine the means and manner in which these duties shall be performed. Duties of Employee shall include, by not be limited to, management of the assigned business. Corporation shall at all times have the power to tell Employee what duties, as well as how many hours during the day Employee shall perform his or her duties; provided, however, that Employee shall not be compelled to work longer than a normal work week unless agreed to otherwise by Employee.

The power to direct, control and supervise the duties to be performed, the manner of performing said duties, the employee performing said duties and the time for performing said duties shall be exercised by the Board of Directors of Corporation; provided, however, that the Board shall not impose employment duties or restraints of any kind which would require Employee to infringe on professional ethics or violate any local ordinance or other law.

Employee agrees to abide by and follow the ethics of the Corporation's profession and all federal, state and local laws and ordinances relating to or regulating the Corporation.

Employee, subject to the approval of Corporation, may seek and/or accept any elective or appointive office or position within any recognized professional association and may attend professional meetings, seminars and conventions, provided that such activities do not require an unreasonable amount of Employees's time and do not otherwise adversely affect Corporation's interests.

ARTICLE FIVE: ACCOUNTING AND RECORD KEEPING
Employee shall maintain for Corporation all active records in his or her possession. The records shall be kept at the place of business of Corporation and shall be the sole permanent property of Corporation. Unless required by service of legal process, no records shall be displayed or delivered to, no any information therefrom disclosed to any person not connected with Corporation, without first obtaining consent from the Executive Vice President of Corporation.

All income generated by Employee for services as Employee, and all activities relating thereto, such as writing thesis or articles, and consultative work for any governmental or other agency, shall belong to the Corporation, whether paid directly to Corporation or to Employee. Employee may be required (and agrees upon the request of Corporation) too render a true account of all transactions relating to Employees's professional practice during the course of Employee's employment. Employee shall have no authority to enter into any contracts binding upon Corporation, except as shall be specifically authorized by the Board of Directors of Corporation or by an executive officer of Corporation acting pursuant to authority granted by the Board of Directors of Corporation.

ARTICLE SIX: WORKING FACILITIES
Corporation shall furnish Employee with such office, technical and/or secretarial assistance, and other facilities and services which Corporation, in its sole discretion, shall deem suitable to Employee's position and adequate for the performance of Employee's duties.

ARTICLE SEVEN: EXPENSES
It is understood and agreed that Employee shall from time to time incur expenses for and on behalf of Corporation and will also incur reasonable and necessary expenses for the promotion of the business of Corporation, including expenses for entertainment, travel, dues, supplies and similar expenses. Corporation shall reimburse Employee for such expenses incurred, including travel and other expenses reasonably and necessarily incurred by Employee in the performance of duties pursuant to this Agreement. These expenses should be pre-approved by the Executive Vice President of Corporation.

ARTICLE EIGHT: VACATION
Employee shall, for each year of active service, as defined above, be entitled to a vacation as provided for in the Corporation Policy Manual in existence from time to time, at which time Employee's salary shall be paid in full. Such vacation shall be taken at times to be determined in the manner most convenient to Corporation and to Employee. Unless otherwise consented to by Corporation, unused vacation time may not be accumulated and carried to another year.

In addition to the vacation period above, an additional leave of absence shall be granted with full pay to Employee for attendance at professional conventions, continued educational institutions or other professional or business activities approved by Corporation.

ARTICLE NINE: DISABILITY
In the event Employee is unable to fully perform his/her services by reason of illness or incapacity of any kind, then in that event, Employee's salary shall continue for a period of Sixty (60) days. All periods of absence form work for illness or incapacity shall, for purposes of such compensation, be aggregated. In the event Employee is unable to return to work on a full-time basis at or before the expiration of such Sixty (60) day period, then in that event, Employee salary payment may be reduced or terminated by Corporation in its absolute discretion. Employee's full salary may be reinstated upon the return to full-time employment and the full discharge of duties hereunder. Corporation reserves the right to provide Employee with disability coverage by paying the premiums on disability insurance policies insuring Employee, and Corporation shall thereupon only be required to pay the difference, if any, between disability payment to Employee by the insurer under such policies and the salary required to be pain hereunder.

ARTICLE TEN: TERMINATION
This Agreement may be terminated by the Board of Directors of Corporation upon the occurrence of one or more of the following events:

1. If Employee shall fail or refuse to comply with the policies, standards and regulations of Corporation from time to time established; or,

2. In the event Employee shall fail and refuse to diligently perform the conditions of this Agreement and the usual and customary duties of Employee's employment; or

3. In the event of a bona fide determination by the Board of Directors of Corporation to sell or reduce to cash substantially all of the assets of Corporation and to distribute the corporate assets to its stockholders in liquidation.

4. Death of Employee.

Notwithstanding anything herein contained to the contrary, this Agreement my be terminated by any party hereto upon fourteen (14) days written notice.

ARTICLE ELEVEN: TRADE SECRETS
It is acknowledged by and between the parties hereto that, during the course of its employment, Employee will have access to, and will obtain knowledge of, information utilized by Corporation that will be considered "trade secrets" by Corporation as defined in F.S.A. ss.ss.688.001-688.009, as amended. Employee shall not disclose any such information to third parties during the course of his/her employment with Corporation, or at any time subsequent thereto, unless expressly authorized by the Executive Vice President of the Corporation in writing. In the event of any improper disclosure of a trade secret of Corporation by Employee during the course of his/her employment, Corporation shall have the right to immediately terminate the employment of Employee and to institute appropriate action against Employee pursuant to this Agreement and the Florida Uniform Trade Secrets Act.

ARTICLE TWELVE: RELATIONSHIP BETWEEN THE PARTIES The parties recognize that the Board of Directors of Corporation, in accordance with controlling state statutes, shall manage the business affairs of Corporation. The relationship between Corporation and Employee is that of employer and employee.

Employee shall be entitled to participate in any plans, arrangements or distributions by Corporation pertaining to or in connection with any major medical insurance program, group term life insurance program, or nay pension, bonus, profit sharing or similar benefits provided to the other employees of Corporation as may be available. Nothing herein contained shall be construed to give Employee any interest in the tangible or intangible assets of Corporation.

ARTICLE THIRTEEN: COVENANT NOT TO COMPETE
Employee hereby agrees that he/she will not, for a period of one year from the effective date of termination of his/her employment relationship with Corporation, for whatever reason, engage, directly or indirectly, in a business similar to that of the Corporation and that Employee will not during such period of time be connected, directly or indirectly, with any person, firm or corporation engaged in such a business and that during said period Employee will have no financial interest in any such business. Employee further agrees that during said period, Employee will not, directly or indirectly, be employed by or become a partner of or a stockholder of any partnership or corporation engaged in a business similar to that of Corporation. This covenant will be applicable to Employee with the geographical area consisting of the State of Florida. This covenant on the part of Employee shall be construed as an agreement; and the existence of any claim or cause of action of Employee or otherwise, shall not constitute a defense to the enforcement by Corporation of this covenant. It is agreed by the parties hereto that if any portion of this covenant not to compete is held to be unreasonable, arbitrary or against public policy, the covenant herein shall be considered diminishable both as to time and geographical area; and each month for the specified period shall be deemed a separate period of time, and each quarter mile shall be deemed a separate geographical area, and shall remain effective so long as the same is not unreasonable, arbitrary, or against public policy. The parties hereto agree that in the event any court determines the specified time period or the specified geographical area to be unreasonable, arbitrary, or against public policy, a lesser time period or geographical area which is determined to be reasonable, nonarbitrary and not against public policy may be enforced against Employee. Employee further consents to the entering of any injunction to enforce this covenant.

In the event that Corporation or its successors in interest shall make application to a court of competent jurisdiction for injunctive relief, then and in that event the five (5) year period of time specified herein shall be tolled for a period of time from the commencement of the acts by Employee which create the claim for injunctive relief and terminating with the date of final adjudication of the claim for injunctive relief, if granted.

ARTICLE FOURTEEN: MISCELLANEOUS
(a) The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by any party. (b) This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, and legal representatives, and neither this Agreement nor any of the rights herein shall be assignable by the Employee or by any beneficiary or beneficiaries designated by the Corporation. (c) Any notices required or permitted to be given under this Agreement shall be sufficient if in written and sent by registered or certified mail to the party entitled thereto. (d) This Agreement shall be governed by the State of Florida.

ARTICLE FIFTEEN: ATTORNEYS FEES AND COSTS
In the event there is a breach of this Agreement, then in that event, the prevailing party shall be paid by the non-prevailing party all reasonable attorneys and paralegal fees and costs incurred by the prevailing party, whether for arbitration, negotiation, trial or appeal as a result of such breach.

ARTICLE SIXTEEN: ENTIRE AGREEMENT
This instrument contains the entire agreement between the parties, and may not be modified or amended except by an agreement in writing signed by the parties hereto.

  IN WITNESS WHEREOF, the parties have executed this Agreement this 1st day of May , 1997.

WITNESSES:                                        Surgical Safety Products, Inc.
_______________________                           By: /S/J Stuart
_______________________                           As its: Exec. V.P.
As to Corporation                                 "CORPORATION"

___________________                               /S/Donald K. Lawrence
___________________                               "EMPLOYEE"
As to Employee

EXHIBIT 6.11

                              EMPLOYMENT AGREEMENT

THIS AGREEMENT is made and entered into this 15TH day of June, 1998, by and between Surgical Safety Products, Inc., a corporation organized and existing under the laws of the State of New York, (hereinafter referred to as "Corporation"), and G. Michael Swor, M.D., MBA (hereinafter referred to as "Employee").

                                   WITNESSETH:

  WHEREAS, Employee desires employment as an employee of Corporation, and

  WHEREAS, Corporation desires to employ Employee under the terms and conditions hereinafter stated.

  NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, it is agreed by and between Corporation and Employee as follows:

ARTICLE ONE:               TERM
Corporation agrees to employ Employee, and Employee agrees to be so employed, for a term of one (1) year, commencing on June 15, 1998, and terminating on June 15, 1999, for the purpose of rendering, on behalf of Corporation, services as Treasurer and Medical Director. The aforesaid term of employment shall be automatically be extended from year to year subsequent to its expiration and thereafter, unless either party gives the other written notice to the contrary no later than fourteen (14) days prior to the end of such initial term or any extended term. The said term of employment and any extension thereof shall be hereinafter referred to as the "period of active employment".

ARTICLE TWO: COMPENSATION
For all services rendered by Employee under this Agreement during the period of active employment, and immediately subsequent to Corporate funding as defined above, Corporation shall pay to Employee a rate/salary of $50,000 per year in equal bi-monthly installments. Such salary may be adjusted by the Board of Directors of Corporation as required. In addition to the salary stated above, Employee may receive, at the election of Corporation, a special productivity bonus. The Special productivity bonus shall be in an amount and paid at such time or times as the Board of Directors of Corporation, in its sole and absolute discretion, shall determine. In making its determination of the amount of bonus, if any, to be paid, the Board of Directors of Corporation shall take into account the amount, if any, provided to Employee in the form of other compensation.

ARTICLE THREE: TIME
Employee hereby accepts employment with Corporation on the terms and conditions herein set forth and agrees that during the period of active employment, as defined above, Employee will devote Employee's full time and attention to the rendition of the enumerated services on behalf of Corporation and to the furtherance of Corporation's best interests. Employee agrees that, in the rendition of such services and in all aspects of the employment, Employee will comply with the policies, standards and regulations of the Corporation from time to time established, provided same are reasonable and do not violate the law or ethics.

ARTICLE FOUR: DUTIES
Employee is employed to provide overall stratigic direction on behalf of Corporation. Employee will not engage in such activity except as an employee of Corporation unless otherwise authorized by the Board of Directors of Corporation. Corporation shall have the power to determine the specific duties which shall be performed by Employee, and shall, within reason, determine the means and manner in which these duties shall be performed. Duties of Employee shall include, by not be limited to, management of the assigned business. Corporation shall at all times have the power to tell Employee what duties, as well as how many hours during the day Employee shall perform his or her duties; provided, however, that Employee shall not be compelled to work longer than a normal work week unless agreed to otherwise by Employee.

The power to direct, control and supervise the duties to be performed, the manner of performing said duties, the employee performing said duties and the time for performing said duties shall be exercised by the Board of Directors of Corporation; provided, however, that the Board shall not impose employment duties or restraints of any kind which would require Employee to infringe on professional ethics or violate any local ordinance or other law.

Employee agrees to abide by and follow the ethics of the Corporation's profession and all federal, state and local laws and ordinances relating to or regulating the Corporation.

Employee, subject to the approval of Corporation, may seek and/or accept any elective or appointive office or position within any recognized professional association and may attend professional meetings, seminars and conventions, provided that such activities do not require an unreasonable amount of Employees's time and do not otherwise adversely affect Corporation's interests.

ARTICLE FIVE: ACCOUNTING AND RECORD KEEPING
Employee shall maintain for Corporation all active records in his or her possession. The records shall be kept at the place of business of Corporation and shall be the sole permanent property of Corporation. Unless required by service of legal process, no records shall be displayed or delivered to, no any information therefrom disclosed to any person not connected with Corporation, without first obtaining consent from the Executive Vice President of Corporation.

All income generated by Employee for services as Employee, and all activities relating thereto, such as writing thesis or articles, and consultative work for any governmental or other agency, shall belong to the Corporation, whether paid directly to Corporation or to Employee. Employee may be required (and agrees upon the request of Corporation) too render a true account of all transactions relating to Employees's professional practice during the course of Employee's employment. Employee shall have no authority to enter into any contracts binding upon Corporation, except as shall be specifically authorized by the Board of Directors of Corporation or by an executive officer of Corporation acting pursuant to authority granted by the Board of Directors of Corporation.

ARTICLE SIX: WORKING FACILITIES
Corporation shall furnish Employee with such office, technical and/or secretarial assistance, and other facilities and services which Corporation, in its sole discretion, shall deem suitable to Employee's position and adequate for the performance of Employee's duties.

ARTICLE SEVEN: EXPENSES
It is understood and agreed that Employee shall from time to time incur expenses for and on behalf of Corporation and will also incur reasonable and necessary expenses for the promotion of the business of Corporation, including expenses for entertainment, travel, dues, supplies and similar expenses. Corporation shall reimburse Employee for such expenses incurred, including travel and other expenses reasonably and necessarily incurred by Employee in the performance of duties pursuant to this Agreement. These expenses should be pre-approved by the Executive Vice President of Corporation.

ARTICLE EIGHT: VACATION
Employee shall, for each year of active service, as defined above, be entitled to a vacation as provided for in the Corporation Policy Manual in existence from time to time, at which time Employee's salary shall be paid in full. Such vacation shall be taken at times to be determined in the manner most convenient to Corporation and to Employee. Unless otherwise consented to by Corporation, unused vacation time may not be accumulated and carried to another year.

In addition to the vacation period above, an additional leave of absence shall be granted with full pay to Employee for attendance at professional conventions, continued educational institutions or other professional or business activities approved by Corporation.

ARTICLE NINE: DISABILITY
In the event Employee is unable to fully perform his/her services by reason of illness or incapacity of any kind, then in that event, Employee's salary shall continue for a period of Sixty (60) days. All periods of absence form work for illness or incapacity shall, for purposes of such compensation, be aggregated. In the event Employee is unable to return to work on a full-time basis at or before the expiration of such Sixty (60) day period, then in that event, Employee salary payment may be reduced or terminated by Corporation in its absolute discretion. Employee's full salary may be reinstated upon the return to full-time employment and the full discharge of duties hereunder. Corporation reserves the right to provide Employee with disability coverage by paying the premiums on disability insurance policies insuring Employee, and Corporation shall thereupon only be required to pay the difference, if any, between disability payment to Employee by the insurer under such policies and the salary required to be pain hereunder.

ARTICLE TEN: TERMINATION
This Agreement may be terminated by the Board of Directors of Corporation upon the occurrence of one or more of the following events:

A. If Employee shall fail or refuse to comply with the policies, standards and regulations of Corporation from time to time established; or,

B. In the event Employee shall fail and refuse to diligently perform the conditions of this Agreement and the usual and customary duties of Employee's employment; or

C. In the event of a bona fide determination by the Board of Directors of Corporation to sell or reduce to cash substantially all of the assets of Corporation and to distribute the corporate assets to its stockholders in liquidation.

D. Death of Employee.

Notwithstanding anything herein contained to the contrary, this Agreement my be terminated by any party hereto upon fourteen (14) days written notice.

ARTICLE ELEVEN: TRADE SECRETS
It is acknowledged by and between the parties hereto that, during the course of its employment, Employee will have access to, and will obtain knowledge of, information utilized by Corporation that will be considered "trade secrets" by Corporation as defined in F.S.A. ss.ss.688.001-688.009, as amended. Employee shall not disclose any such information to third parties during the course of his/her employment with Corporation, or at any time subsequent thereto, unless expressly authorized by the Executive Vice President of the Corporation in writing. In the event of any improper disclosure of a trade secret of Corporation by Employee during the course of his/her employment, Corporation shall have the right to immediately terminate the employment of Employee and to institute appropriate action against Employee pursuant to this Agreement and the Florida Uniform Trade Secrets Act.

ARTICLE TWELVE: RELATIONSHIP BETWEEN THE PARTIES The parties recognize that the Board of Directors of Corporation, in accordance with controlling state statutes, shall manage the business affairs of Corporation. The relationship between Corporation and Employee is that of employer and employee.

Employee shall be entitled to participate in any plans, arrangements or distributions by Corporation pertaining to or in connection with any major medical insurance program, group term life insurance program, or nay pension, bonus, profit sharing or similar benefits provided to the other employees of Corporation as may be available. Nothing herein contained shall be construed to give Employee any interest in the tangible or intangible assets of Corporation.

ARTICLE THIRTEEN: COVENANT NOT TO COMPETE
Employee hereby agrees that he/she will not, for a period of one year from the effective date of termination of his/her employment relationship with Corporation, for whatever reason, engage, directly or indirectly, in a business similar to that of the Corporation and that Employee will not during such period of time be connected, directly or indirectly, with any person, firm or corporation engaged in such a business and that during said period Employee will have no financial interest in any such business. Employee further agrees that during said period, Employee will not, directly or indirectly, be employed by or become a partner of or a stockholder of any partnership or corporation engaged in a business similar to that of Corporation. This covenant will be applicable to Employee with the geographical area consisting of the State of Florida. This covenant on the part of Employee shall be construed as an agreement; and the existence of any claim or cause of action of Employee or otherwise, shall not constitute a defense to the enforcement by Corporation of this covenant. It is agreed by the parties hereto that if any portion of this covenant not to compete is held to be unreasonable, arbitrary or against public policy, the covenant herein shall be considered diminishable both as to time and geographical area; and each month for the specified period shall be deemed a separate period of time, and each quarter mile shall be deemed a separate geographical area, and shall remain effective so long as the same is not unreasonable, arbitrary, or against public policy. The parties hereto agree that in the event any court determines the specified time period or the specified geographical area to be unreasonable, arbitrary, or against public policy, a lesser time period or geographical area which is determined to be reasonable, nonarbitrary and not against public policy may be enforced against Employee. Employee further consents to the entering of any injunction to enforce this covenant.

In the event that Corporation or its successors in interest shall make application to a court of competent jurisdiction for injunctive relief, then and in that event the five (5) year period of time specified herein shall be tolled for a period of time from the commencement of the acts by Employee which create the claim for injunctive relief and terminating with the date of final adjudication of the claim for injunctive relief, if granted.

ARTICLE FOURTEEN: MISCELLANEOUS
A. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by any party.

B. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, and legal representatives, and neither this Agreement nor any of the rights herein shall be assignable by the Employee or by any beneficiary or beneficiaries designated by the Corporation.

C. Any notices required or permitted to be given under this Agreement shall be sufficient if in written and sent by registered or certified mail to the party entitled thereto.

D. This Agreement shall be governed by the State of Florida.

ARTICLE FIFTEEN: ATTORNEYS FEES AND COSTS
In the event there is a breach of this Agreement, then in that event, the prevailing party shall be paid by the non-prevailing party all reasonable attorneys and paralegal fees and costs incurred by the prevailing party, whether for arbitration, negotiation, trial or appeal as a result of such breach.

ARTICLE SIXTEEN: ENTIRE AGREEMENT
This instrument contains the entire agreement between the parties, and may not be modified or amended except by an agreement in writing signed by the parties hereto.
  IN WITNESS WHEREOF,  the parties have executed this Agreement this day of , 19
 .

WITNESSES:
_________________________                             By:/s/Frank M Clark
_________________________                             As its:     President
As to Corporation                                     "CORPORATION"


_________________________                             /S/ G M Swor
                                                      "EMPLOYEE"

As to Employee

EXHIBIT 12

                              EMPLOYMENT AGREEMENT

THIS AGREEMENT is made and entered into this 15TH day of June, 1998, by and between Surgical Safety Products, Inc., a corporation organized and existing under the laws of the State of New York, (hereinafter referred to as "Corporation"), and Frank M. Clark (hereinafter referred to as "Employee").

                                   WITNESSETH:

  WHEREAS, Employee desires employment as an employee of Corporation, and

  WHEREAS, Corporation desires to employ Employee under the terms and conditions hereinafter stated.

  NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, it is agreed by and between Corporation and Employee as follows:

ARTICLE ONE:               TERM
Corporation agrees to employ Employee, and Employee agrees to be so employed, for a term of one (1) year, commencing on June 15, 1998, and terminating on June 15, 1999, for the purpose of rendering, on behalf of Corporation, services as Treasurer and Medical Director. The aforesaid term of employment shall be automatically be extended from year to year subsequent to its expiration and thereafter, unless either party gives the other written notice to the contrary no later than fourteen (14) days prior to the end of such initial term or any extended term. The said term of employment and any extension thereof shall be hereinafter referred to as the "period of active employment".

ARTICLE TWO: COMPENSATION
For all services rendered by Employee under this Agreement during the period of active employment, and immediately subsequent to Corporate funding as defined above, Corporation shall pay to Employee a rate/salary of $60,000 per year in equal bi-monthly installments. Such salary may be adjusted by the Board of Directors of Corporation as required. In addition, Employee will be gifted 50,000 shares of common stock as a signing bonus and 200,000 stock options at an exercise price of $1.75 vested in one year.

In addition to the salary stated above, Employee may receive, at the election of Corporation, a special productivity bonus. The special productivity bonus shall be in an amount and paid at such time or times as the Board of Directors of Corporation, in its sole and absolute discretion, shall determine. In making its determination of the amount of bonus, if any, to be paid, the Board of Directors of Corporation shall take into account the amount, if any, provided to Employee in the form of other compensation.

ARTICLE THREE: TIME
Employee hereby accepts employment with Corporation on the terms and conditions herein set forth and agrees that during the period of active employment, as defined above, Employee will devote Employee's full time and attention to the rendition of the enumerated services on behalf of Corporation and to the furtherance of Corporation's best interests. Employee agrees that, in the rendition of such services and in all aspects of the employment, Employee will comply with the policies, standards and regulations of the Corporation from time to time established, provided same are reasonable and do not violate the law or ethics.

ARTICLE FOUR: DUTIES
Employee is employed to keep the Company on course and to enhance the overall direction of the Company with respect to expanding sales and profits through existing products, the addition of new products, technologies, new strategic alliances, and appropriate acquisition opportunities. Employee will not engage in such activity except as an employee of Corporation unless otherwise authorized by the Board of Directors of Corporation. Corporation shall have the power to determine the specific duties which shall be performed by Employee, and shall, within reason, determine the means and manner in which these duties shall be performed. Duties of Employee shall include, by not be limited to, management of the assigned business. Corporation shall at all times have the power to tell Employee what duties, as well as how many hours during the day Employee shall perform his or her duties; provided, however, that Employee shall not be compelled to work longer than a normal work week unless agreed to otherwise by Employee.

The power to direct, control and supervise the duties to be performed, the manner of performing said duties, the employee performing said duties and the time for performing said duties shall be exercised by the Board of Directors of Corporation; provided, however, that the Board shall not impose employment duties or restraints of any kind which would require Employee to infringe on professional ethics or violate any local ordinance or other law.

Employee agrees to abide by and follow the ethics of the Corporation's profession and all federal, state and local laws and ordinances relating to or regulating the Corporation.

Employee, subject to the approval of Corporation, may seek and/or accept any elective or appointive office or position within any recognized professional association and may attend professional meetings, seminars and conventions, provided that such activities do not require an unreasonable amount of Employees's time and do not otherwise adversely affect Corporation's interests.

ARTICLE FIVE: ACCOUNTING AND RECORD KEEPING
Employee shall maintain for Corporation all active records in his or her possession. The records shall be kept at the place of business of Corporation and shall be the sole permanent property of Corporation. Unless required by service of legal process, no records shall be displayed or delivered to, no any information therefrom disclosed to any person not connected with Corporation, without first obtaining consent from the Executive Vice President of Corporation.

All income generated by Employee for services as Employee, and all activities relating thereto, such as writing thesis or articles, and consultative work for any governmental or other agency, shall belong to the Corporation, whether paid directly to Corporation or to Employee. Employee may be required (and agrees upon the request of Corporation) too render a true account of all transactions relating to Employees's professional practice during the course of Employee's employment. Employee shall have no authority to enter into any contracts binding upon Corporation, except as shall be specifically authorized by the Board of Directors of Corporation or by an executive officer of Corporation acting pursuant to authority granted by the Board of Directors of Corporation.

ARTICLE SIX: WORKING FACILITIES
Corporation shall furnish Employee with such office, technical and/or secretarial assistance, and other facilities and services which Corporation, in its sole discretion, shall deem suitable to Employee's position and adequate for the performance of Employee's duties.

ARTICLE SEVEN: EXPENSES
It is understood and agreed that Employee shall from time to time incur expenses for and on behalf of Corporation and will also incur reasonable and necessary expenses for the promotion of the business of Corporation, including expenses for entertainment, travel, dues, supplies and similar expenses.

Corporation shall reimburse Employee for such expenses incurred, including travel and other expenses reasonably and necessarily incurred by Employee in the performance of duties pursuant to this Agreement. These expenses should be pre-approved by an Officer of Corporation.

ARTICLE EIGHT: VACATION
Employee shall, for each year of active service, as defined above, be entitled to a vacation as provided for in the Corporation Policy Manual in existence from time to time, at which time Employee's salary shall be paid in full.

Such vacation shall be taken at times to be determined in the manner most convenient to Corporation and to Employee. Unless otherwise consented to by Corporation, unused vacation time may not be accumulated and carried to another year.

In addition to the vacation period above, an additional leave of absence shall be granted with full pay to Employee for attendance at professional conventions, continued educational institutions or other professional or business activities approved by Corporation.

ARTICLE NINE: DISABILITY
In the event Employee is unable to fully perform his/her services by reason of illness or incapacity of any kind, then in that event, Employee's salary shall continue for a period of Sixty (60) days. All periods of absence form work for illness or incapacity shall, for purposes of such compensation, be aggregated. In the event Employee is unable to return to work on a full-time basis at or before the expiration of such Sixty (60) day period, then in that event, Employee salary payment may be reduced or terminated by Corporation in its absolute discretion. Employee's full salary may be reinstated upon the return to full-time employment and the full discharge of duties hereunder. Corporation reserves the right to provide Employee with disability coverage by paying the premiums on disability insurance policies insuring Employee, and Corporation shall thereupon only be required to pay the difference, if any, between disability payment to Employee by the insurer under such policies and the salary required to be pain hereunder.

ARTICLE TEN: TERMINATION
This Agreement may be terminated by the Board of Directors of Corporation upon the occurrence of one or more of the following events:

A. If Employee shall fail or refuse to comply with the policies, standards and regulations of Corporation from time to time established; or,

B. In the event Employee shall fail and refuse to diligently perform the conditions of this Agreement and the usual and customary duties of Employee's employment; or

C. In the event of a bona fide determination by the Board of Directors of Corporation to sell or reduce to cash substantially all of the assets of Corporation and to distribute the corporate assets to its stockholders in liquidation.

D. Death of Employee.

Notwithstanding anything herein contained to the contrary, this Agreement my be terminated by any party hereto upon fourteen (14) days written notice.

ARTICLE ELEVEN: TRADE SECRETS
It is acknowledged by and between the parties hereto that, during the course of its employment, Employee will have access to, and will obtain knowledge of, information utilized by Corporation that will be considered "trade secrets" by Corporation as defined in F.S.A. ss.ss.688.001-688.009, as amended.

Employee shall not disclose any such information to third parties during the course of his/her employment with Corporation, or at any time subsequent thereto, unless expressly authorized by the Executive Vice President of the Corporation in writing. In the event of any improper disclosure of a trade secret of Corporation by Employee during the course of his/her employment, Corporation shall have the right to immediately terminate the employment of Employee and to institute appropriate action against Employee pursuant to this Agreement and the Florida Uniform Trade Secrets Act.

ARTICLE TWELVE: RELATIONSHIP BETWEEN THE PARTIES The parties recognize that the Board of Directors of Corporation, in accordance with controlling state statutes, shall manage the business affairs of Corporation. The relationship between Corporation and Employee is that of employer and employee.

Employee shall be entitled to participate in any plans, arrangements or distributions by Corporation pertaining to or in connection with any major medical insurance program, group term life insurance program, or nay pension, bonus, profit sharing or similar benefits provided to the other employees of Corporation as may be available. Nothing herein contained shall be construed to give Employee any interest in the tangible or intangible assets of Corporation.

ARTICLE THIRTEEN: COVENANT NOT TO COMPETE
Employee hereby agrees that he/she will not, for a period of one year from the effective date of termination of his/her employment relationship with Corporation, for whatever reason, engage, directly or indirectly, in a business similar to that of the Corporation and that Employee will not during such period of time be connected, directly or indirectly, with any person, firm or corporation engaged in such a business and that during said period Employee will have no financial interest in any such business. Employee further agrees that during said period, Employee will not, directly or indirectly, be employed by or become a partner of or a stockholder of any partnership or corporation engaged in a business similar to that of Corporation. This covenant will be applicable to Employee with the geographical area consisting of the State of Florida. This covenant on the part of Employee shall be construed as an agreement; and the existence of any claim or cause of action of Employee or otherwise, shall not constitute a defense to the enforcement by Corporation of this covenant. It is agreed by the parties hereto that if any portion of this covenant not to compete is held to be unreasonable, arbitrary or against public policy, the covenant herein shall be considered diminishable both as to time and geographical area; and each month for the specified period shall be deemed a separate period of time, and each quarter mile shall be deemed a separate geographical area, and shall remain effective so long as the same is not unreasonable, arbitrary, or against public policy. The parties hereto agree that in the event any court determines the specified time period or the specified geographical area to be unreasonable, arbitrary, or against public policy, a lesser time period or geographical area which is determined to be reasonable, nonarbitrary and not against public policy may be enforced against Employee. Employee further consents to the entering of any injunction to enforce this covenant.

In the event that Corporation or its successors in interest shall make application to a court of competent jurisdiction for injunctive relief, then and in that event the five (5) year period of time specified herein shall be tolled for a period of time from the commencement of the acts by Employee which create the claim for injunctive relief and terminating with the date of final adjudication of the claim for injunctive relief, if granted.

ARTICLE FOURTEEN: MISCELLANEOUS
A. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by any party.

B. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, and legal representatives, and neither this Agreement nor any of the rights herein shall be assignable by the Employee or by any beneficiary or beneficiaries designated by the Corporation.

C. Any notices required or permitted to be given under this Agreement shall be sufficient if in written and sent by registered or certified mail to the party entitled thereto.

D. This Agreement shall be governed by the State of Florida.

ARTICLE FIFTEEN: ATTORNEYS FEES AND COSTS
In the event there is a breach of this Agreement, then in that event, the prevailing party shall be paid by the non-prevailing party all reasonable attorneys and paralegal fees and costs incurred by the prevailing party, whether for arbitration, negotiation, trial or appeal as a result of such breach.

ARTICLE SIXTEEN: ENTIRE AGREEMENT
This instrument contains the entire agreement between the parties, and may not be modified or amended except by an agreement in writing signed by the parties hereto.

  IN WITNESS WHEREOF, the parties have executed this Agreement this 15 day of June , 1998.

WITNESSES:
/s/Stacy Quaid                                                By:/s/G M Swor
_________________________                                     As its: Chairman
As to Corporation                                             "CORPORATION"


_________________________                                     /S/Frank M Clark
                                                              "EMPLOYEE"
As to Employee

EXHIBIT 6.13

AGREEMENT FOR CONSULTING SERVICES IN THE AREAS OF MEDIA CONSULTING AND VARIOUS PUBLIC RELATIONS BETWEEN SURGICAL SAFETY PRODUCTS, INC., AND STOCKSTOWATCH.COM., FOR SERVICES TO BE RENDERED TO THE COMPANY PURSUANT TO THE FOLLOWING AGREEMENT.

  WHEREAS, Surgical Safety Products, Inc., a publicly traded company (the "Company") whose offices are located at 2018 Oak Terrace, Sarasota, Florida 34231, wishes to retain Stockstowatch.com, Inc.; and

  WHEREAS, Stockstowatch.com, Inc.("CONSULTANT")whose business address is, 250 Bearded Oak Drive, Sarasota, Florida 34232, offers professional consulting services as a Media and Public Relations consultant, the parties agree as follows:

  NOW, THEREFORE, The parties agree as follows:

During the course of the services that shall be adopted by corporate resolution by the Company, Consultant will be retained as an independent and nonexclusive advisor. The terms of the agreement and the definitions of each section are outlined in the following agreement, (the "AGREEMENT").

1.       SERVICES

Consultant will agree to profile the Company via a privileged E- mail program for the purpose of performing Investor Relations as a Media Consultant.

In the course of consulting to the Company, Consultant will explore various strategic options for consideration by the Company. Such options may include: introductions to potential investors, introductions to market makers, introductions to broker/dealer firms, and introductions to other entities that may have common goals and objectives.

2.       EXCLUSIVITY

This agreement will be nonexclusive in nature. In the course of Consultant's business may, at their discretion, elect to retain various individuals or firm to assist with the media relations and investors' relations capacities. Any election to do such and any compensation agreed to, at the sole discretion of the Consultant, shall be assumed by the Consultant. The company may utilize any and all existing relations and will not be barred from entering new relationships whatsoever.

3.       TERM

This agreement will be valid for a term of six (6) months from the date of acceptance by the parties. Consultant agrees to preform the services as outlined in this Agreement for a period of six months and will utilize all efforts to create awareness programs that will inform investors of the Company and its operations during this time. The Company has an option for an additional six (6) months of service for 1000,000 shares.

4.       INDEMNIFICATION

The Company agrees to indemnify and hold harmless Consultant and all associates as retained by the Consultant and any other affiliated parties from any claims, damages, costs, actions, or otherwise which mat cause harm to the above referenced parties as result of actions by the Company, its principles, agents, employees, officers, directors, consultants, or any other affiliated parties and hold harmless and agree to forever indemnify them and to defend them from any past, present, or future liabilities as a result of their actions.

5.       COMPENSATION

The Company agrees to compensate the Consultant in common stock, in lieu of cash for services rendered pursuant to this agreement. Consultant shall, upon acceptance of this Agreement be issued 200,000 shares of common stock in the Company. Delivery of the initial shares will indicate the start of the Agreement. These shares are not to be registered without legend, should the shares be legend then they shall carry an opinion letter from the Company's securities counsel that the shares will be issued in compliance with the Securities and Exchange Commission pursuant to the appropriate securities act, and that the shares may be sold at any time at the discretion of the Consultant. Said shares shall be titled in the name of Stockstowatch.com, Inc. Services under this agreement will not commence until the shares have been returned to consultant=s brokerage account as "good transfer" transfer@.

Additionally, the Company will agree to provide a performance bonus to the Consultant. This bonus will be a total of 100,000 additional shares to be issued at the signing of this agreement. Shares under the performance bonus will be held by the Client until the Company is profiled on its service and made available to the subscribers of STW on the web site and 1,000,000 shares have been traded, and ten (10) days of activity observed. Said shares shall be issued under the same terms as identified in the previous paragraph entitled "Compensation". At such time as may be the case, the Company will immediately release the performance bonus of shares. In the event that SAW elects not to profile or post to the web site, STW will promptly return all shares issued under this agreement.

The Company will agree to act within all of the rules and regulations of the Securities and Exchange Codes regarding the issuance of any and all share and shall agree to defend Consultant should any action relating to the stock issuance be brought against the Consultant.

6.       BEST EFFORTS

The Consultant will agree to utilize all best efforts during the term of this Agreement. Consultant makes no promises other than as contained within this Agreement and makes no representations or promises relating to the performance of the equities of the Company whatsoever. Moreover, the Company shall not seek return of the shares or compensation of any kind for services performed under this agreement. Consultant will agree to represent the Company with integrity at all times.

7.       EXPENSES

The Company shall bear no liability for expenses during the due diligence process, following the acceptance of the Agreement. Should the Company request travel of the Consultant, the Company agrees to pay all travel related expenses and to compensate on a per diem basis an amount equal to $200.00 per day for hotel expenses. All per diem amounts are to be paid to the commencement of travel.

Following the initial due diligence, The Consultant will be responsible for any and all expenses associated with the performance of the duties as a media and investor relations Consultant to the Company. With exception, the Company will reimburse Consultant for any expense approved, in writing, by an officer of the Company at any time following the due diligence process for expenses incurred at the request of the Company.

8.       GOVERNING LAW

Any disputes under this Agreement shall be settled by binding arbitration in Sarasota, Florida in accordance with the rules of American Arbitration Association. The parties agree to wave all rights of jurisdiction to Sarasota, Florida.

9.       AGREEMENT

This document contains the entire Agreement between the parties. Amendments may only be made in writing with the mutual approval to make any amendments whatsoever. Upon execution of the Agreement,and the deliverance of stock(with "good transfer") to the Consultant, the Agreement will become binding to the parties.

The parties whose signatures appears below states through their signature that they have the authority on behalf of the Company to execute a binding and enforceable agreement between the parties as set forth in this agreement.

If the foregoing meets with your approval, please indicate your desire to retain Consultant under the previously outlined terms and conditions.

AGREED THIS 30TH DAY OF MARCH IN THE YEAR 1988.

STEVEN A. KING                                    G. MICHAEL SWOR
CONSULTANT                                        PRESIDENT AND CEO

/s/Steven A. King 3/30/88                         /s/G M Swor
Print/Date                                        Print/Date
STOCKSTOWATCH.COM, INC.                           SURGICAL SAFETY PRODUCTS, INC.

STOCKSTOWATCH.COM Legal Disclaimer, taken directly from the web site:

Legal Disclaimers

Stockstowatch.com is an independent Internet-based publication dedicated to providing timely, factual analysis on fundamentally based emerging market investment opportunities. The selected Companies, in the sole opinion of Stockstowatch.com, have certain qualities which could allow them tp perform favorably for investors. All of the opinions and statements made in this publication are the sole opinion of Stockstowatch.com and are not in any fashion or form to be a solicitation or recommendation to buy, sell or hold securities. While Stockstowatch.com strives to identify, investigate, and fully research equity investments in many small, micro capitalization companies that have the potential for long-term appreciation, these companies are, in many cases, speculative and are considered high risk. The information provided shall not be construed as fact, but as a generalized overview of the opportunity. Each specific profile will have its own disclaimer attached to the individual profile and preferred subscribers and other viewers should read these disclaimers as well. It is the sole responsibility of the subscriber to fully perform their own due diligence to determine if the opportunity fits with their individual investment objectives. All investments are made solely at the investors decision and the investor acknowledges and releases Stockstowatch from any and all claims whatsoever. Acceptance of this email message constitutes acceptance of these terms. The information utilized by Stockstowatch.com is provided by the public companies featured and by various public resources. While we believe the information to be accurate, we in no way guarantee the accuracy thereof. Investors should not rely solely on the information provided by Stockstowatch.com. Rather, Investors should use this information as a due diligence tool in their own investigation of the opportunity profiled. Factual statements in this publication are made as of the date stated and are subject to change without notice. Stockstowatch.com may act as a consultant to the companies profiled in this publication and may receive compensation for promotional or public relations services. Stockstowatch.com also may provide for a fee, web site design services, and other support services for either cash or stock. The editor or affiliates may have positions in stock of the companies reviewed and may increase or decrease them at any time. Any compensation paid may be construed as a potential conflict of interest. It is possible that an investment in a profiled company may be lost in whole or in part. Investing in securities is risky and speculative. This document may be quoted, in context, provided that proper credit is given including the publishers internet address.

EXHIBIT 6.14

  OPTION AGREEMENT made this Day of July, 1994, between Surgical Safety Products, Inc., a Florida corporation (the "Corporation"), and , an employee and/or Director of the Corporation (the "Employee").

  The Corporation desires, by affording the Employee an opportunity to purchase its common shares, of no par value per share, hereinafter called the Common Shares, as hereinafter provided, to carry out the purpose of the Stock Option Plan of Surgical Safety Products, Inc., which has been approved by its shareholders.

  Now, therefore, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

1. Grant of option. The Corporation hereby irrevocably grants to the Employee the right and option, hereinafter called to the option, to purchase all or any of aggregate of Common Shares (such number being subject to adjustment as provided in paragraph 8 hereof) on the terms and conditions herein set forth.

2.       Purchase Price.  The purchase price of the Common Shares
covered by the Option shall be $         Per share flat or ex-
dividend.

3. Term of option. The term of option shall be for a period of seven years from the date hereof, subject to earlier termination as provided in paragraphs 5, 6, and 7 hereof. The option may be exercised within the above limitations, at any time or from time to time, as to any part of or all the shares covered thereby; provided, however, that: (a) the Option may not be exercised as to less than 100 shares at any one time (or the remaining shares then purchasable under the Option, if less than 100 shares); and (b) the Option shall not be exercisable prior to the expiration of two years from the date hereof. The purchase price of the shares as to which the Option shall be exercised shall be paid in full in cash at the time of exercise. Except as provided in paragraphs 6 and 7 hereof, the Option may not be exercised at any time unless the Employee shall have been in the continuos employ of the Corporation and/or of one or more of its subsidiaries, from the date hereof to the date of the exercise of the Option. The holder of the Option shall not have any of the rights of a shareholder with respect to the shares covered by the Option except to the extent that one or more certificates for such shares shall be delivered to him upon the due exercise of the Option. The Option may not be exercised unless at the date of exercise a registration statement on Form S-8 under the Securities Act of 1933, as amended, relating to the shares covered by the Option shall be in effect. The Corporation will endeavor to obtain prior to the time when the Option would otherwise be exercisable the registration of the shares covered by the Option under the Act as amended.

4. Nontransferability. The Option shall not be transferable otherwise than by will or the laws of descent and distribution, and the Option may be exercised, during the lifetime of the Employee, only by him. More particularly (but without limiting the generality of the foregoing), the Option may not be assigned, transferred (except as provided above), pledged, or hypothecated in any way, shall not be assignable by operation of law, and shall not be subject to execution , attachment, or similar process. Any attempted assignment, transfer, pledge, hypothecation, or other disposition of the Option contrary to the provisions hereof, and the levy of any execution, attachment, or similar process upon the Option, shall be null and void and without effect.

5. Employment. (excepting directors who are not also employees). In consideration of the granting of the Option and regardless of whether or not the Option shall be exercised, the Employee agrees to remain in the employ of Corporation of a period of at least two years from the date of hereof; and he will, during such employment, devote his full business time, energy, and skill to the service of Corporation subject to vacations, sick leaves, and other approved absences. Such employment, subject to the provisions of paragraph 6 hereof and subject also to the provisions of any contact between the Corporation and the Employee, shall be at the pleasure of the Board of Directors of the Corporation and at such compensation as the corporation shall reasonably determine. In the event of any termination of the Employee's employment during the period during which he has agreed by the foregoing provisions of this paragraph 5 to remain in employment that is either (a) for cause or (b) voluntary on the part of the employee and without the consent of the corporation, the Option (and any other option or options held by him under the above mentioned Stock Option Plan), to the extent not pr4viously exercised, shall immediately terminate.

6. Termination of employment. In the event that the employment of the employee shall be terminated (otherwise than by reason of death), the Option may, subject to the provisions of paragraph 5 hereof, be exercised by the Employee (to the extent that he shall have been entitled to do so at the termination of his employment) at any time within two months after such termination. So long as the employee shall continue to be employee of the corporation the Options shall not be affected by any changes in his duties or position. Nothing in this Option agreement shall confer upon the employee any right to continue in the employee of the corporation or interfere in any way with the right of the corporation to terminate his employment at any time; provide, however, that the employment of the employee shall not be terminated without his consent during the first year of term of the Option, except for cause.

7. Death of an employee. If the employee shall die while he shall be employed by the Corporation or within 3 months after the termination of his employment, the option may be exercised (to the extent that the employee shall have been entitled to do so at the date of his death) by a legatee or legatees of the employee under his last will, or by his personal representatives or distributees, at any time within three years of his death, but not more than five years after the date hereof.

8. Changes in capital structure. If all or any portion of the Option shall be exercised subsequent to any share dividend, split-up, recapitalizations, mergers, consolidations, combination or exchange of shares, separation, reorganization, or liquidation occurring after the date hereof, as a result of which shares of any class shall be issued in respect of outstanding Common Shares or Common Shares shall be changed into the same or another class or classes, the person or persons so exercising the Option shall receive for the aggregate price paid upon such exercise, the aggregate number and class of shares which, If Common Shares (as authorized at the date hereof) had been purchased at the date hereof for the same aggregate price (on the basis of the price per share set forth in paragraph 2 hereof) and had not been disposed of, such person or persons would be holding, at the time of such exercise, as a result of such purchase and all such share dividends, splitups, recapitalizations, or liquidations; provided, however, that no fractional share shall be issued upon any such exercise, and the aggregate price paid shall be appropriately reduced on account of any fractional share not issued. No adjustment shall be made in the minimum number if shares, which may be purchased at any one time, as fixed by, paragraph 3 hereof.

9. Limitation. The employee shall not exercise any one or more Options hereunder if and to the extent hat the Employee would thereby be entitled to purchase Common Shares in any one calendar year the value of which, determined at the time of the grant of the Option or Options, would exceed $100,00; provided, however, that such exercise shall nonetheless be permitted if and to the extent that the right to first exercise said options shall have accumulated over a number of years rather than having first occurred in the year of exercise.

10. Method of exercising option. Subject to the terms and conditions of this Option Agreement, the Option may be exercised by written notice to the Corporation, at its Stock Transfer Department, which is now located at the office of the Corporation, 434 S. Washington Blvd., Sarasota, Florida 34236. Such notice shall state the election to exercise the Option and the number of shrews in respect of which is being exercised, and shall be signed by the person or persons so exercising the Option. Such notice shall either; (a) be accompanied by payment of the full purchase price of such shares, in which event the Corporation shall deliver a certificate or certificates representing such share as soon as practicable after the notice shall be received; or (b) fix a date (not less than five or more than ten business days from the date such notice shall be received by the Corporation) for the payment of the full purchase price of such shares at the Stock Transfer Department, against delivery of a certificate or certificates representing such shares. Payment of such purchase price shall, in either case, be made by check payable to the order of the Corporation. The certificate or certificates for the shares as to which the Option shall have been so exercised shall be registered in the name of the person or persons so exercising the Option (or, if the Option shall be exercised by the Employee and if the Employee shall so request in the notice exercising the Option shall be registered in the name of the Employee and another person jointly, with right of survivorship) and shall be delivered as provided above to the written order of the person or persons exercising the Option. In the event the Option shall be exercised, pursuant to paragraph 7 hereof, by ant person or persons other than the Employee, such notice shall be accompanied by appropriate proof of the right of such person or persons to exercise the Option. All shares that shall be purchased upon the exercise of the Option as provided herein shall be fully paid and nonassessable.

11. General The corporation shall at all times during the term of the Option reserve and keep available such number of Common Shares as will be sufficient to satisfy the requirements of this Option Agreement, shall pay all original issue and transfer taxes with respect to the issue and transfer of shares pursuant hereto and all other fees and expenses necessarily incurred by the Corporation in connection therewith, and will from time to time use its best efforts to comply with all laws and regulations which, in the opinion of counsel for the Corporation, shall be applicable thereto.

  In witness whereof the Corporation has caused this Option Agreement to be duly executed by its officers thereunto duly authorized, and the employee has hereunto set his hand and seal, all on the day and year first above written.

Corporate Seal                                    Surgical Safety Products, Inc.
Attest:                                           By:
--------------------------                           ------------------------
Secretary                                         Employee

EXHIBIT 6.15

  OPTION AGREEMENT made this xxst day of xxx,19xx, between Surgical Safety Products, Inc., a New York Corporation (the "Corporation"),, and xxxxxxxx, an employee and/or Director of the Corporation (the "Employee").

  The Corporation desires, by affording the Employee an opportunity to purchase its common shares, of no par value per share, hereinafter called the Common Shares, as hereinafter provided, to carry out the purpose of the Stock Option Plan of Surgical Safety Products, Inc., which has been approved by its shareholders.

  Now, therefore, in consideration of the mutual covenants herein after set forth and for other good and valuable consideration, the parties hereto agree as follows:

1. Grant of option. The Corporation hereby irrevocably grants to the Employee the right and option, hereinafter called the Option, to purchase all or any part of an aggregate of xxxxx Common Shares (such number being subject to adjustment as provided in paragraph 8 hereof) on the terms and conditions herein set forth.

2. Purchase price. The purchase price of the Common Shares covered by the Option shall be $0.xx per share flat or ex-dividend.

3. Term of option. The term of the Option shall be for a period of seven years from the date hereof, subject to earlier termination as provided in paragraphs 5,6, and 7 hereof. The Option may be exercised within the above limitations, at any time or from time to time, as to any part of or all the shares covered thereby; provided, however, that: (a) the Option may not be exercised as to less that 100 shares at any one time (or the remaining shares then purchasable under the Option, if less than 100 shares); and (b) the Option shall not be exercisable prior to the expiration of xxx years from the date hereof. The purchase price of the shares as to which the Option shall be exercised shall be paid in full in cash at the time of exercise. Except as provided in paragraphs 6 and 7 hereof, the Option may not be exercised at any time unless the Employee shall have been in the continuous employ of the Corporation and/or of one or more of its subsidiaries, from the date hereof to the date of the exercise of the Option. The holder of the Option shall not have any of the rights of a shareholder with respect to the shares covered by the Option except to the extent that one or more certificates for such shares shall be delivered to him upon the due exercise of the Option. The Option may not be exercised unless at the date of exercise a registration statement on Form S-8 under the Securities Act of 1933, as amended, relating to the shares covered by the Option shall be in effect. The Corporation will endeavor to obtain prior to the time when the Option would otherwise be exercisable the registration of the shares covered by the Option under the Act, as amended.

4. Nontransferability. The Option shall not be transferable otherwise than by will or the laws of descent and distribution, and the Option may be exercised, during the lifetime of the Employee, only by him. More particularly (but without limiting the generality of the foregoing) the Option may not be assigned, transferred (except as provided above), pledged, or hypothecated in any way, shall not be assignable by operation of law, and shall not be subject to execution, attachment, or similar process. Any attempted assignment, transfer, pledge, hypothecation, or other disposition of the Option contrary to the provisions hereof, and the levy of any execution, attachment, or similar process upon the Option, shall be null and void and without effect.

5. Employment (excepting directors who are not also employees). In consideration of the granting of the Option and regardless of whether or not the Option shall be exercised, the Employee agrees to remain in the employ of the Corporation for a period of at least two years from the date hereof; and he will, during such employment, devote his full business time, energy, and skill to the service of the Corporation subject to vacations, sick leaves, and other approved absences. Such employment, subject to the provisions of paragraph 6 hereof and subject also to the provisions of any contract between the Corporation and the Employee, shall be at the pleasure of the Board of Directors of the corporation and at such compensation as the corporation shall reasonably determine. In the event of any termination of the Employee's employment during the period during which he has agreed by the foregoing provisions of the paragraph 5 to remain in employment that is either (a) for cause or (b) voluntary on the part of the Employee and without the consent of the corporation, the Option (and any other option or options held by him under the above mentioned Stock Option Plan), to the extent not previously exercised, shall immediately terminate.

6. Termination of employment. In the event that the employment of the Employee shall be terminated (otherwise than by reason of death), the Option may, subject to the provisions of paragraph 5 hereof, be exercised by the Employee (to the extent that he shall have been entitled to do so at the termination of his employment) at any time within two months after such termination. So long as the Employee shall continue to be an employee of the Corporation the Option shall not be affected by any change in his duties or position. Nothing in this Option Agreement shall confer upon the Employee any right to continue in the employ of the Corporation or interfere in any way with the right of the Corporation to terminate his employment at any time; provided, however, that the employment of the Employee shall not be terminated without his consent during the first year of the term of the Option, except for cause.

7. Death of employee. If the Employee shall die while he shall be employed by the Corporation or within three months after the termination of his employment, the Option may be exercised (to the extent that the Employee shall be been entitled to do so at the date of his death) by a legatee or legatees of the Employee under his last will, or by his personal representatives or distributees, at any time within three years after his death, but not more than five years after the date hereof.

8. Changes in capital structure. If all or any portion of the Option shall be exercised subsequent to any share dividend, split-up, recapitalization, merger, consolidation, combination or exchange of shares, separation, reorganization, or liquidation occurring after the date hereof, as a result of which shares of any class shall be issued in respect of outstanding Common Shares or Common Shares shall be changed into the same or a different number of shares of the same or another class or classes, the person or persons so exercising the Option shall receive, for the aggregate price paid upon such exercise, the aggregate number and class of shares which, if Common Shares (as authorized at the date hereof) had been purchased at the date herefor for the same aggregate price (on the basis of the price per share set forth in paragraph 2 hereof) and had not been disposed of, such person or persons would be holding, at the time of such exercise, as a result of such purchase and all such share dividends, splitups, recapitalizations, mergers, consolidations, combinations or exchanges of shares, separations, reorganizations, or liquidations; provided, however, that no fractional share shall be issued upon any such exercise, and the aggregate price paid shall be appropriately reduced on account of any fractional share not issued. No adjustment shall be made in the minimum number of shares which may be purchased at any one time, as fixed by paragraph 3 hereof.

9. Limitation. The Employee shall not exercise any one or more Options hereunder if any to the extent that the Employee would thereby be entitled to purchase Common Shares in any one calendar year the value of which, determined at the time of the grant of the Option or Options, would exceed $100,000; provided, however, that such exercise shall nonetheless be permitted if and to the extent that the right to first exercise said options shall be accumulated over a number of years rather than having first occurred in the year of exercise.

10. Method of exercising option. Subject to the terms and conditions of this Option Agreement, the Option may be exercised by written notice to the Corporation, at its Stock Transfer Department, which is now located at the office of the Corporation, 2018 Oak Terrace, Suite 400, Sarasota, FL 34231. Such notice shall state the election to exercise the Option and the number of shares in respect of which it is being exercised, and shall be signed by the person or persons so exercising the Option. Such notice shall either: (a) be accompanied by payment of the full purchase price of such shares, in which event the Corporation shall deliver a certificate or certificates representing such shares as soon as practicable after the notice shall be received; or (b) fix a date (not less than five nor more than ten business days from the date such notice shall be received by the Corporation) for the payment of the full purchase price of such shares at the Stock Transfer Department, against delivery of a certificate or certificates representing such shares. Payment of such purchase price shall, in either case, be made by check payable to the order of the Corporation. The certificate or certificates for the shares as to which the Option shall have been so exercised shall be registered in the name of the person or persons so exercising the Option (or, if the Option shall be exercised by the Employee and if the Employee shall so request in the notice exercising the Option, shall be registered in the name of the Employee and another person jointly, with the right of survivorship) and shall be delivered as provided above to or upon the written order of the person or persons exercising the Option. In the event the Option shall be exercised, pursuant to paragraph 7 hereof, by any person or persons other than the Employee, such notice shall be accompanied by appropriate proof of the right of such person or person to exercise the Option. All shares that shall be purchased upon the exercise of the Option as provided herein shall be fully paid and nonassessable.

11. General. The Corporation shall at all times during the term of the Option reserve and keep available such numbers of Common Shares as will be sufficient to satisfy the requirements of this Option Agreement, shall pay all original issue and transfer taxes with respect to the issue and transfer of shares pursuant hereto and all other fees and expenses necessarily incurred by the Corporation in connection therewith, and will from time to time use its best efforts to comply with all laws and regulations which, in the opinion of counsel for the Corporation, shall be applicable thereto.

  In witness whereof the Corporation has caused this Option Agreement to be duly executed by its officers hereunto duly authorized, and the Employee has hereunto set his hand and seal, all on the date and year first above written.


Corporate Seal                                    Surgical Safety Products, Inc.
Attest:                                           By:
------------------------                             ----------------------
                                                  President

-------------------------                           -----------------------
  Secretary                                       Employee

EXHIBIT 6.16

                          CONSULTANTS OPTION AGREEMENT

  OPTION AGREEMENT made this ___ day of July, 1994, between Surgical Safety Products, Inc., a Florida corporation (the "Corporation"), and ________________, an outside business consultant (the "Consultant").

  The Corporation desires, by affording the Consultants an opportunity to purchase its common shares, of no par value per share, hereinafter called the Common Shares, as hereinafter provided, to carry out the purpose of the Stock Option Plan of Surgical Safety Products, Inc., which as been approved by its shareholders.

  Now, therefore, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

1. Grant of option. The Corporation hereby irrevocable grants to the Consultant the right and option, hereinafter called the Option, to purchase all or any part of an aggregate of ____ Common Shares (such number being subject to adjustment as provided in paragraph 8 hereof) on the terms and conditions herein set forth.

2. Purchase price. The purchase price of the Common Shares covered by the Option shall be $_________ per share flat or ex-dividend.

3. Term of option. The term of the Option shall be for a period of seven years from the date hereof, subject to earlier termination as provided in paragraphs 5,6, and 7 hereof. The Option may be exercised within the above limitations, at any time or from time to time, as to any part of or all the shares covered thereby; provided, however, that: (a) the Option may not be exercised as to less than 100 shares at any one time (or the remaining shares then purchasable under the Option, if less than 100 shares); and (b) the Option shall not be exercisable prior to the expiration of two years from the date hereof. The purchase price of the shares as to which the Option shall be exercised shall be paid in full in cash at the time of exercise. The holder of the Option shall not have any of the rights of a shareholder with respect to the shares covered by the Option except to the extent that one or more certificates for such shares shall be delivered to him upon the due exercise of the Option. The Option may not be exercised unless at the date of exercise a registration statement on Form S-8 under the Securities Act of 1933, as amended, relating to the shares covered by the Option shall be in effect. The Corporation will endeavor to obtain prior to the time when the Option would otherwise be exercisable the registration of the shares covered by the Option under the Act, as amended.

4. Nontransferability. The Option shall not be transferable otherwise than by will or the laws of descent and distribution, and the Option may be exercised, during the lifetime of the Consultant, only by him. More particularly (but without limiting the generality of the foregoing), the Option may not be assigned, transferred (except as provided above), pledged, or hypothecated in any way, shall not be assignable by operation of law, and shall not be subject to execution, attachment, or similar process. Any attempted assignment, transfer, pledge, hypothecation, or other disposition of the Option contrary to the provisions hereof, and the levy of any execution, attachment, or similar process upon the Option, shall be null and void and without effect.

5. Termination of services. In the event that the services of the Consultant shall be terminated (otherwise than by reason of death), the Option may be exercised by the Consultant (to the extent that he shall have been entitled to do so at the termination of his services) at any time within two months after such termination. So long as the Consultant shall continue to be a Consultant of the Corporation the Option shall not be affected by any change in his duties or position. Nothing in this Option Agreement shall confer upon the Consultant any right to continue in the service of the Corporation or interfere in any way with the right of the Corporation to terminate his services at any time.

6. Death of consultant. If the Consultant shall die while he shall be providing services to the Corporation or within three months after the termination of his services, the Option may be exercised (to the extent that the Consultant shall have been entitled to do so at the date of his death) by a legatee or legatees of the Consultant under his last will, or by his personal representatives or distributees, at any time within three years after his death, but not more than five years after the date hereof.

7. Changes in capital structure. If all or any portion of the Option shall be exercised subsequent to any share dividend, split-up, recapitalization, merger, consolidation, combination or exchange of shares, separation, reorganization, or liquidation occurring after the date hereof, as a result of which shares of any class shall be issued in respect of outstanding Common Shares or Common Shares shall be changed into the same or a different number of shares of the same or another class or classes, the person or persons so exercising the Option shall receive, for the aggregate price paid upon such exercise, the aggregate number and class of shares which, if Common Shares (as authorized at the date hereof) had been purchased at the date hereof for the same aggregate price (on the basis of the price per share set forth in paragraph 2 hereof) and had not been disposed of, such person or persons would be holding, at the time of such exercise, as a result of such purchase and all such share dividends, splitups, recapitalizations, mergers, consolidations, combinations or exchanges of shares, separations, reorganizations, or liquidations; provided, however, that no fractional share shall be issued upon any exercise, and the aggregate price paid shall be appropriately reduced on account of any fractional share not issued. No adjustment shall be made in the minimum number of shares which may be purchased at any one time, as fixed by paragraph 3 hereof.

8.

9. Method of exercising option. Subject to the terms and conditions of this Option Agreement, the Option may be exercised by written notice to the Corporation, at its Stock Transfer Department, which is now located at the office of the Corporation, 434 S. Washington Blvd., Sarasota, Florida 34236. Such notice shall state the election to exercise the Option and the number of shares in respect of which it is being exercised, and shall be signed by the person or persons so exercising the Option. Such notice shall either: (a) be accompanied by payment of the full purchase price of such shares, in which event the Corporation shall deliver a certificate or certificates representing such shares as soon as practicable after the notice shall bee received; or (b) fix a date (not less than five nor more than ten business days from the date such notice shall be received by the Corporation) for the payment of the full purchase price of such shares at the Stock Transfer Department, against delivery of a certificate or certificates representing such shares. Payment of such purchase price shall, in either case, be made by check payable to the order of the Corporation. The certificate or certificates for the shares as to which the Option shall have been so exercised shall be registered in the name of the person or persons so exercising the Option (or, if the Option shall be exercised by the Consultant and if the Consultant shall so request in the notice exercising the Option, shall be registered in the name of the Consultant and another person jointly, with right of survivorship) and shall be delivered as provided above to or upon the written order of the person or persons exercising the Option. In the event the Option shall be exercised, pursuant to paragraph 5 hereof, by any person or persons other than the Consultant, such notice shall be accompanied by appropriate proof of the right of such person or persons to exercise the Option. All shares that shall be purchased upon the exercise of the Option as provided herein shall be fully paid and nonassessable.

10. General. The Corporation shall at all times during the term of the Option reserve and keep available such number of Common Shares as will be sufficient to satisfy the requirements of this Option Agreement, shall pay all original issue and transfer taxes with respect to the issue and transfer of shares pursuant hereto and all other fees and expenses necessarily incurred by the Corporation in connection therewith, and will from time to time use its best efforts to comply with all laws and regulations which, in the opinion of counsel for the Corporation, shall be applicable thereto.

  IN WITNESS WHEREOF, The Corporation has caused this Option Agreement to be duly executed by its officers thereunto duly authorized, and the Consultant has hereunto set his hand and seal, all on the day and year first above written.

Corporate Seal                                    Surgical Safety Products, Inc.
Attest:                                           By:
-------------------------                            -----------------------
                                                  President

_________________________                         ________________________(L.S.)
  Secretary                                       Consultant

EXHIBIT 6.17

                          CONSULTANTS OPTION AGREEMENT

  OPTION AGREEMENT made this ___ day of ________, 19xx, between Surgical Safety Products, Inc., a Florida corporation (the "Corporation"), and ________________, an outside business consultant (the "Consultant").

  The Corporation desires, by affording the Consultants an opportunity to purchase its common shares, of no par value per share, hereinafter called the Common Shares, as hereinafter provided, to carry out the purpose of the Stock
Option Plan of Surgical Safety Products, Inc., which has been approved by its shareholders.

  Now, therefore, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

1. Grant of option. The Corporation hereby irrevocably grants to the Consultant the right and option, hereinafter called the Option, to purchase all or any part of an aggregate of ____ Common Shares (such number being subject to adjustment as provided in paragraph 8 hereof) on the terms and conditions herein set forth.

2. Purchase price. The purchase price of the Common Shares covered by the Option shall be $_________ per share flat or ex-dividend.

3. Term of option. The term of the Option shall be for a period of seven years from the date hereof, subject to earlier termination as provided in paragraphs 5,6, and 7 hereof. The Option may be exercised within the above limitations, at any time or from time to time, as to any part of or all the shares covered thereby; provided, however, that: (a) the Option may not be exercised as to less than 100 shares at any one time (or the remaining shares then purchasable under the Option, if less than 100 shares); and (b) the Option shall not be exercisable prior to the expiration of two years from the date hereof. The purchase price of the shares as to which the Option shall be exercised shall be paid in full in cash at the time of exercise. The holder of the Option shall not have any of the rights of a shareholder with respect to the shares covered by the Option except to the extent that one or more certificates for such shares shall be delivered to him upon the due exercise of the Option. The Option may not be exercised unless at the date of exercise a registration statement on Form S-8 under the Securities Act of 1933, as amended, relating to the shares covered by the Option shall be in effect. The Corporation will endeavor to obtain prior to the time when the Option would otherwise be exercisable the registration of the shares covered by the Option under the Act, as amended.

4. Nontransferability. The Option shall not be transferable otherwise than by will or the laws of descent and distribution, and the Option may be exercised, during the lifetime of the Consultant, only by him. More particularly (but without limiting the generality of the foregoing), the Option may not be assigned, transferred (except as provided above), pledged, or hypothecated in any way, shall not be assignable by operation of law, and shall not be subject to execution, attachment, or similar process. Any attempted assignment, transfer, pledge, hypothecation, or other disposition of the Option contrary to the provisions hereof, and the levy of any execution, attachment, or similar process upon the Option, shall be null and void and without effect.

5. Termination of services. In the event that the services of the Consultant shall be terminated (otherwise than by reason of death), the Option may be exercised by the Consultant (to the extent that he shall have been entitled to do so at the termination of his services) at any time within two months after such termination. So long as the Consultant shall continue to be a Consultant of the Corporation the Option shall not be affected by any change in his duties or position. Nothing in this Option Agreement shall confer upon the Consultant any right to continue in the service of the Corporation or interfere in any way with the right of the Corporation to terminate his services at any time.

6. Death of consultant. If the Consultant shall die while he shall be providing services to the Corporation or within three months after the termination of his services, the Option may be exercised (to the extent that the Consultant shall have been entitled to do so at the date of his death) by a legatee or legatees of the Consultant under his last will, or by his personal representatives or distributees, at any time within three years after his death, but not more than five years after the date hereof.

7. Changes in capital structure.  If all or any portion of the
Option shall be exercised subsequent to any share dividend,
split-up, recapitalization, merger, consolidation, combination or exchange of shares, separation, reorganization, or liquidation occurring after the date hereof, as a result of which shares of any class shall be issued in respect of outstanding Common Shares or Common Shares shall be changed into the same or a different number of shares of the same or another class or classes, the person or persons so exercising the Option shall receive, for the aggregate price paid upon such exercise, the aggregate number and class of shares which, if Common Shares (as authorized at the date hereof) had been purchased at the date hereof for the same aggregate price (on the basis of the price per share set forth in paragraph 2 hereof) and had not been disposed of, such person or persons would be holding, at the time of such exercise, as a result of such purchase and all such share dividends, splitups, recapitalizations, mergers, consolidations, combinations or exchanges of shares, separations, reorganizations, or liquidations; provided, however, that no fractional share shall be issued upon any exercise, and the aggregate price paid shall be appropriately reduced on account of any fractional share not issued. No adjustment shall be made in the minimum number of shares which may be purchased at any one time, as fixed by paragraph 3 hereof.

8. Method of exercising option. Subject to the terms and conditions of this Option Agreement, the Option may be exercised by written notice in the Corporation, 434 S. Washington Blvd., Sarasota, Florida 34236. Such notice shall state the election to exercise the Option and the number of shares in respect of which it is being exercised, and shall be signed by the person or persons so exercising the Option. Such notice shall either: (a) be accompanied by payment of the full purchase price of such shares, in which event the Corporation shall deliver a certificate or certificates representing such shares in which event the Corporation shall deliver a certificate or certificates representing such shares as soon as practicable after the notice shall be received; or (b) fix a date (not less than five nor more than ten business days from the date such notice shall be received by the Corporation) for the payment of the full purchase price of such shares at the Stock Transfer Department, against delivery of a certificate or certificates representing such shares. Payment of such purchase price shall, in either case, be made by check payable to the order of the Corporation. The certificate or certificates for the shares as to which the Option shall have been so exercised shall be registered in the name of the person or persons so exercising the Option (or, if the Option shall be exercised by the Consultant and if the Consultant shall so request in the notice exercising the Option, shall be registered in the name of the Consultant and another person jointly, with right of survivorship) and shall be delivered as provided above to or upon the written order of the person or persons exercising the Option. In the event the Option shall be exercised, pursuant to paragraph 5 hereof, by any person or persons other than the Consultant, such notice shall be accompanied by appropriate proof of the right of such person or persons to exercise the Option. All shares that shall be purchased upon the exercise of the Option as provided herein shall be fully paid and nonassessable.

9. General. The Corporation shall at all times during the term of the Option reserve and keep available such number of Common Shares as will be sufficient to satisfy the requirements of this Option Agreement, shall pay all original issue and transfer taxes with respect to the issue and transfer of shares pursuant hereto and all other fees and expenses necessarily incurred by the Corporation in connection therewith, and will from time to time use its best efforts to comply with all laws and regulations which, in the opinion of counsel for the Corporation, shall be applicable thereto.

  IN WITNESS WHEREOF, The Corporation has caused this Option Agreement to be duly executed by its officers thereunto duly authorized, and the Consultant has hereunto set his hand and seal, all on the day and year first above written.


Corporate Seal                                    Surgical Safety Products, Inc.
Attest:                                           By:
-------------------------                            ------------------------
                                                  President

_________________________                         ________________________(L.S.)
  Secretary                                       Consultant

EXHIBIT 6.18



                         SURGICAL SAFETY PRODUCTS, INC.

                                  CONFIDENTIAL
                                PRIVATE OFFERING
                                   MEMORANDUM



                                  MAY 30,1995




NAME OF OFFEREE:______________________COPY NUMBER:______________

Copy Number: _______________

Name of Offeree:_________________

                    CONFIDENTIAL PRIVATE OFFERING MEMORANDUM

                         SURGICAL SAFETY PRODUCTS, INC.

                  Minimum Offering                   $          500,000
                  Maximum Offering                   $        4,000,000

Offered in Units at aPurchase Price of $5,000 per Unit.Each Unit consists of (a) 5,000 shares of Common Stock and (b) three year warrants to purchase 2,500 shares of Common Stock at an exercise price of $1.50 per share 10O Unit Minimum 800 Unit Maximum

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. SEE "RISK FACTORS."

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED WITH OR APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Memorandum is May 30, 1995

                    CONFIDENTIAL PRIVATE OFFERING MEMORANDUM

                         SURGICAL SAFETY PRODUCTS, INC.

Minimum Offering -                  $          500,000
Maximum Offering -                  $       4,000,000

The company is offering for sale hereunder, on a "best-efforts" basis, a minium of 100 Units (the "Minimum Offering - $500,000") and a maximum of 800 Units (the "Maximum Offering - $4,000,000), each unit ("Unit") consisting of (a) 5,000 shares of common stock, $.001 par value (the "common Stock"), and (b) 2,500 warrants ("Warrants") entitling the holder to purchase one (1) share of common Stock for each Warrant at an exercise price of $1.50 per share for a three year period commencing on the Initial Closing Date (as defined below) or such subsequent Closing (as defined below) of the offering being conducted pursuant hereto and expiring on the third anniversary of the Initial Closing Date or a subsequent Closing, as the case may be. Each Unit wil be offered at a purchase price of $5,000 per Unit. A minimum purchase of twenty (20) Units ($1,000,000) is required.

All proceeds received by the Company from subscribers for the Units offered hereby will be deposited by the Company in a special, segregated, interest-bearing custodial account at Barnett Bank, 240 South Pineapple Avenue, Sarasota, Florida 34236. Upon receipt of subscriptions for the Minimum Offering, a closing will be held as soon as practicable thereafter (the "Initial Closing Date") and all funds held in the custodial account, including interest thereon, will be released to the Company on such Initial Closing Date. If subscriptions for the Minimum Offering have not been received by October 31, 1995, unless extended by the Company, in its discretion, to December 31, 1995, no Units will be ' sold and all funds paid by subscribers will be refunded promptly, with interest (if held for at least 30 days), less the fees and expenses of Barnett Bank, on a pro-rata basis. The Company shall have the right, upon receipt of subscription proceeds aggregating the Minimum Offering, to continue to offer Units for sale and to receive and accept subscription proceeds in an amount up to the Maximum Offering at one or more closings (a "Closing") held at any time and from time to time as determined by the Company, through and including December 31, 1995, unless extended by the Company in its discretion to December 31, 1996.

  AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PURCHASE OF THE UNITS OFFERED HEREBY IS SUITABLE ONLY FOR PERSONS OF SUBSTANTIAL FINANCIAL MEANS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT. FOR A DISCUSSION OF THE MATERIAL RISKS IN CONNECTION WITH THE PURCHASE OF THE UNITS, SEE "RISK FACTORS.
                          Offering             Sales           Proceeds to
                           Price           Commissions (1)    the Company (2)
Per Unit                $     5,000        $      350          $      4,650
Minimum Offering        $   500,000        $   35,000          $    465,000
Maximum Offering        $ 4,000,000        $  280,000          $  3,720,000

(1) Officers and directors of the Company are offering the Units on a "best-efforts" minimum-maximum basis. Such persons will not receive any sales commissions or other special compensation in connection therewith. Sales commissions of up to 7% of the offering price ($350 per Unit) may be paid to participating broker-dealers and other qualified persons who introduce the Company to a purchaser of the Units.

(2) Exclusive of legal, accounting, printing, blue sky and related offering expenses estimated at approximately $54,000. To the extent Units are sold by officers and directors of the Company, the commissions otherwise payable by the Company will be retained by it for working capital and the net proceeds of the offering will increase as a result thereof. See "USE OF PROCEEDS."

CAVEATS

THE INVESTMENT DESCRIBED IN THIS MEMORANDUM IS SPECULATIVE, INVOLVES A HIGH DEGREE OF RISK AND THE PURCHASE OF UNITS SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE TOTAL LOSS OF THEIR INVESTMENT. (SEE "RISK FACTORS.")

OFFEREES ARE CAUTIONED NOT TO CONSTRUE THE CONTENTS OF THIS MEMORANDUM OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS AS LEGAL OR TAX ADVICE. OFFEREES ARE URGED TO CONSULT THEIR OWN LEGAL, TAX AND FINANCIAL ADVISORS AS TO ALL MATTERS CONCERNING THIS INVESTMENT.

THERE IS NO ESTABLISHED MARKET FOR THESE SECURITIES AND THERE WILL NOT BE ANY ESTABLISHED MARKET FOR THESE SECURITIES IN THE NEAR FUTURE. THE SUBSCRIPTION PRICE OF THESE SECURITIES HAS BEEN ARBITRARILY DETERMINED BY THE COMPANY, HAS NO RELATION TO THE ASSETS, EARNINGS, NET WORTH OR OTHER CUSTOMARY INDICIA OF VALUE AND IS NOT AN INDICATION OF THE ACTUAL VALUE OF THESE SECURITIES.

THE PURCHASER OF THESE SECURITIES MUST MEET CERTAIN SUITABILITY STANDARDS AND MUST BE ABLE TO BEAR THE ENTIRE LOSS OF HIS INVESTMENT. THIS INVESTMENT IS AVAILABLE ONLY TO (A) "ACCREDITED INVESTORS" AS THAT TERM IS DEFINED IN THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR (B) INVESTORS WHOSE NET WORTH (EXCLUSIVE OF HOME, FURNISHINGS AND AUTOMOBILES) IS AT LEAST TEN TIMES THEIR INVESTMENT ($50,000 FOR EACH FULL UNIT PURCHASED HEREUNDER) (HIGHER FOR RESIDENTS OF CALIFORNIA) OR SUCH HIGHER AMOUNT REQUIRED BY APPLICABLE STATE LAW. (SEE "TERMS OF THE OFFERING--Qualifications of Investors" AND THE SUBSCRIPTION AGREEMENT WITH RESPECT TO CERTAIN REPRESENTATIONS AND WARRANTIES WHICH EACH INVESTOR WILL BE REQUIRED TO MAKE).

THIS OFFERING IS BEING MADE PURSUANT TO AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF THE ACT IN RELIANCE ON INTENDED COMPLIANCE WITH THE PROVISIONS OF THE RULES AND REGULATIONS PROMULGATED THEREUNDER. ACCORDINGLY, THIS MEMORANDUM
SHALL NOT BE DISTRIBUTED TO, NOR SHALL AN OFFER, SOLICITATION OR SALE BE MADE TO, ANY PERSON UNLESS THERE IS COMPLIANCE WITH THE REQUIREMENTS SET FORTH IN SUCH RULES AND REGULATIONS. (SEE "TERMS OF THE OFFERING.")

IF THE COMPANY AND ITS AGENTS ARE INCORRECT IN THEIR ASSUMPTIONS AS TO THE FINANCIAL CIRCUMSTANCES AND BUSINESS AND INVESTMENT EXPERIENCE OF ANY OFFEREE, THEN THE DELIVERY OF THIS MEMORANDUM TO SUCH OFFEREE DOES NOT CONSTITUTE AN OFFER AND THIS MEMORANDUM MUST BE RETURNED TO THE COMPANY IMMEDIATELY.

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED WITH, APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR BY THE SECURITIES REGULATORY AUTHORITY OF ANY STATE. NEITHER THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION NOR ANY STATE AUTHORITY HAS PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM, NOR IS IT INTENDED THAT ANY OF THE ABOVE WILL DO SO. ANY REPRESENTATION CONTRARY TO THE FOREGOING MAY BE A CRIMINAL OFFENSE.

FOR FLORIDA RESIDENTS ONLY:

EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF UNITS HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(12)(a)(5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE, AND RECEIVE A FULL REFUND OF ALL MONIES PAID, WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEGRAM TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS MEMORANDUM, INDICATING HIS INTENTION TO WITHDRAW.

SUCH LETTER OR TELEGRAM SHOULD BE SENT AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.


FOR NEW YORK AND NEW JERSEY RESIDENTS ONLY:

THIS PRIVATE PLACEMENT MEMORANDUM HAS NOT BEEN FILED WITH OR REVIEWED BY THE ATTORNEYS GENERAL OF THE STATES OF NEW YORK OR NEW JERSEY PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEYS GENERAL OF THE STATES OF NEW YORK AND NEW JERSEY AND THE BUREAU OF SECURITIES OF THE STATE OF NEW JERSEY HAVE NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

FOR PENNSYLVANIA RESIDENTS ONLY:

(1) EACH PENNSYLVANIA RESIDENT WHO SUBSCRIBES FOR UNITS MUST EXECUTE, HAVE NOTARIZED AND DELIVER TO THE COMPANY THE SUBSCRIPTION AGREEMENT WHEREBY THE SUBSCRIBER AGREES NOT TO SELL HIS INTEREST IN THE COMPANY FOR A PERIOD OF TWELVE
(12) MONTHS FROM THE DATE OF EXECUTION OF THE SUBSCRIPTION AGREEMENT ADMITTING SUCH SUBSCRIBER AS A SHAREHOLDER; AND

(2) EACH PENNSYLVANIA RESIDENT WHO SUBSCRIBES FOR UNITS HAS THE RIGHT, PURSUANT TO SECTION 207 OF THE PENNSYLVANIA SECURITIES ACT OF 1972, TO WITHDRAW HIS SUBSCRIPTION FOR UNITS, AND RECEIVE A FULL REFUND OF ALL MONIES PAID, WITHIN TWO
(2) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR UNITS HAS BEEN MADE, WHICHEVER IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO SUCH PERSON. TO ACCOMPLISH- THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEGRAM TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS MEMORANDUM, INDICATING HIS INTENTION TO WITHDRAW.

SUCH LETTER OR TELEGRAM SHOULD BE SENT AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED SECOND BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND TO EVIDENCE THE TIME WHEN IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE, TO THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST TO WITHDRAW HAS BEEN RECEIVED SHOULD BE REQUESTED.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO ANY PERSON IN ANY STATE OR IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED. IN ADDITION, THIS MEMORANDUM CONSTITUTES AN OFFER ONLY IF A NAME AND COPY NUMBER APPEAR IN THE APPROPRIATE SPACES PROVIDED ON THE COVER PAGE HEREOF AND ONLY TO THE PERSON SO NAMED.

TRANSFER OF THE UNITS IS SPECIFICALLY RESTRICTED UNDER THE ACT AND THE SUBSCRIPTION AGREEMENT AND THERE IS NO ESTABLISHED MARKET FOR THESE SECURITIES. INVESTORS MAY BE REQUIRED TO RETAIN OWNERSHIP OF THE UNITS AND BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD. (SEE RISK FACTORS.")

THE COMPANY RESERVES THE RIGHT TO WITHDRAW OR MODIFY THIS OFFERING AND TO REJECT ANY SUBSCRIPTION FOR UNITS IN WHOLE OR IN PART, FOR ANY REASON, INCLUDING, WITHOUT LIMITATION, THE DETERMINATION THAT THE PROSPECTIVE INVESTOR DOES NOT MEET THE APPLICABLE SUITABILITY REQUIREMENTS. SUBSCRIPTIONS WHICH ARE NOT
ACCOMPANIED BY A DULY COMPLETED AND EXECUTED PURCHASER QUESTIONNAIRE WILL BE REJECTED.

THIS MEMORANDUM CONTAINS A FAIR SUMMARY OF CERTAIN PROVISIONS OF THE DOCUMENTS RELATING TO THIS OFFERING, AS WELL AS SUMMARIES OF VARIOUS PROVISIONS OF
RELEVANT STATUTES AND THE APPLICABLE REGULATIONS THEREUNDER. SUCH DOCUMENTS INCLUDE, BUT ARE NOT LIMITED TO, THE SUBSCRIPTION AGREEMENT AND THE AGREEMENTS RELATING TO THE PLASTICS COMPANY ACQUISITION. WHILE THE COMPANY BELIEVES THESE SUMMARIES TO BE ACCURATE, THESE SUMMARIES DO NOT PURPORT TO BE COMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE TEXTS OF SUCH DOCUMENTS, STATUTES AND REGULATIONS.

NO OFFERING LITERATURE OR ADVERTISING IN ANY FORM SHALL BE EMPLOYED IN THE OFFERING OF THE UNITS EXCEPT THE INFORMATION CONTAINED HEREIN, AND NO OFFEREE MAY RELY ON ANY REPRESENTATION OR INFORMATION THAT MAY BE MADE OR GIVEN WHICH IS NOT CONTAINED HEREIN. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATION OR GIVE ANY INFORMATION WITH RESPECT TO THIS OFFERING EXCEPT FOR INFORMATION CONTAINED IN THIS MEMORANDUM, AND NO OFFEREE MAY RELY UPON ANY REPRESENTATION OR INFORMATION THAT MAY BE MADE OR GIVEN IN VIOLATION OF THE ABOVE.

ANY DISTRIBUTION OR REPRODUCTION OF THIS MEMORANDUM IN WHOLE OR IN PART, OR THE DIVULGENCE OF ANY OF ITS CONTENTS, OTHER THAN AS SPECIFICALLY SET FORTH HEREIN, IS UNAUTHORIZED AND FORBIDDEN.

IN THE EVENT ANY OFFEREE ELECTS NOT TO MAKE A PURCHASE OFFER, OR SAID OFFEREE'S PURCHASE OFFER IS TOTALLY REJECTED BY THE COMPANY, SAID OFFEREE, BY ACCEPTING DELIVERY OF THIS MEMORANDUM, AGREES TO RETURN THIS MEMORANDUM AND ALL RELATED DOCUMENTS TO THE COMPANY, AT THE ADDRESS SET FORTH HEREIN.

THIS MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

PERSONS TO WHOM OFFERS ARE MADE WILL BE FURNISHED WITH ANY ADDITIONAL INFORMATION CONCERNING THE COMPANY AND OTHER MATTERS DISCUSSED HEREIN AS THEY OR THEIR BUSINESS, TAX OR LEGAL ADVISORS MAY REASONABLY REQUEST. THEY ARE URGED TO MAKE SUCH PERSONAL INVESTIGATIONS, INSPECTIONS OR INQUIRIES AS THEY DEEM APPROPRIATE, INCLUDING A VISIT TO THE COMPANY IN SARASOTA, FLORIDA.

ACCOMPANIED BY A DULY COMPLETED AND EXECUTED PURCHASER QUESTIONNAIRE WILL BE REJECTED.

THIS MEMORANDUM CONTAINS A FAIR SUMMARY OF CERTAIN PROVISIONS OF THE DOCUMENTS RELATING TO THIS OFFERING, AS WELL AS SUMMARIES OF VARIOUS PROVISIONS OF
RELEVANT STATUTES AND THE APPLICABLE REGULATIONS THEREUNDER. SUCH DOCUMENTS INCLUDE, BUT ARE NOT LIMITED TO, THE SUBSCRIPTION AGREEMENT AND THE AGREEMENTS RELATING TO THE PLASTICS COMPANY ACQUISITION. WHILE THE COMPANY BELIEVES THESE SUMMARIES TO BE ACCURATE, THESE SUMMARIES DO NOT PURPORT TO BE COMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE TEXTS OF SUCH DOCUMENTS, STATUTES AND REGULATIONS.

NO OFFERING LITERATURE OR ADVERTISING IN ANY FORM SHALL BE EMPLOYED IN THE OFFERING OF THE UNITS EXCEPT THE INFORMATION CONTAINED HEREIN, AND NO OFFEREE MAY RELY ON ANY REPRESENTATION OR INFORMATION THAT MAY BE MADE OR GIVEN WHICH IS NOT CONTAINED HEREIN. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATION OR GIVE ANY INFORMATION WITH RESPECT TO THIS OFFERING EXCEPT FOR INFORMATION CONTAINED IN THIS MEMORANDUM,.AND NO OFFEREE MAY RELY UPON ANY REPRESENTATION OR INFORMATION THAT MAY BE MADE OR GIVEN IN VIOLATION OF THE ABOVE.

ANY DISTRIBUTION OR REPRODUCTION OF THIS MEMORANDUM IN WHOLE OR IN PART, OR THE DIVULGENCE OF ANY OF ITS CONTENTS, OTHER THAN AS SPECIFICALLY SET FORTH HEREIN, IS UNAUTHORIZED AND FORBIDDEN.

IN THE EVENT ANY OFFEREE ELECTS NOT TO MAKE A PURCHASE OFFER, OR SAID OFFEREE'S PURCHASE OFFER IS TOTALLY REJECTED BY THE COMPANY, SAID OFFEREE, BY ACCEPTING DELIVERY OF THIS MEMORANDUM, AGREES TO RETURN THIS MEMORANDUM AND ALL RELATED DOCUMENTS TO THE COMPANY, AT THE ADDRESS SET FORTH HEREIN.

THIS MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

PERSONS TO WHOM OFFERS ARE MADE WILL BE FURNISHED WITH ANY ADDITIONAL INFORMATION CONCERNING THE COMPANY AND OTHER MATTERS DISCUSSED HEREIN AS THEY OR THEIR BUSINESS, TAX OR LEGAL ADVISORS MAY REASONABLY REQUEST. THEY ARE URGED TO MAKE SUCH PERSONAL INVESTIGATIONS, INSPECTIONS OR INQUIRIES AS THEY DEEM APPROPRIATE, INCLUDING A VISIT TO THE COMPANY IN SARASOTA, FLORIDA.

                           TABLE OF CONTENTS

SUMMARY                                                                       1

TERMS OF THE OFFERING                                                         9

RISK FACTORS                                                                 15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS                              27

CAPITALIZATION                                                               32

USE OF PROCEEDS                                                              33

DILUTION                                                                     34

BUSINESS                                                                     36

MANAGEMENT                                                                   65

SUMMARY COMPENSATION                                                         68

PRINCIPAL STOCKHOLDERS                                                       70

CERTAIN TRANSACTIONS                                                         73

DESCRIPTION OF SECURITIES                                                    75

MISCELLANEOUS                                                                76

LEGAL MATTERS                                                                77

EXPERTS                                                                      77

Exhibit A                  Form of Subscription Agreement
Exhibit B                  Form of Purchaser Questionnaire
Exhibit C                  Form of Warrant
Exhibit D                  Company Financial Statements

                                     SUMMARY

The following is a summary of certain material contained in this Private offering Memorandum and certain of the exhibits attached hereto. This summary is qualified in its entirety by the detailed information appearing elsewhere herein and should be read in conjunction with such material.

The Company

The Company was formed in 1992, and until recently, was primarily engaged in medical research and product development with a focus on safety-related products geared to the reduction of occupational risk in health care workers. To date, the Company has received four (4) patents on two (2) products, is seeking patent protection on a third product, and is in the process of developing or acquiring the rights to approximately 25 additional medical products intended to be marketed to the health care community. The concepts and designs are at various stages of development or negotiation. The Company's premiere product line, marketed under the trademark, SutureMate, is a disposable, FDA approved, multi-function, suturing safety device for surgery. The original instrument and its developmental variations facilitate advanced surgical techniques, which increase surgical efficiency, and more importantly, reduce the occupational risk of exposure of bloodborne pathogens, such as HIV and hepatitis. The recently developed FDA listed, disposable obstetric and gynecologic device, known by the trade name, Prostasert, was developed to improve the preparation of pregnant patients for labor by providing a mechanism for applying and maintaining a pharmaceutical gel to the cervix and vagina. Additional medical applications are proposed and being investigated while clinical trials are under way. The Company is seeking patent protection for a third product line, known by the trade name, ICE PACK, an abbreviation for Infection Control Equipment Pack. This product and its many accessories provide a variety of health care workers improved access to personal protective supplies (such as gloves and antiseptic wipes), in a durable, reusable format with customized components.

Additional products in the final stages of development include:

11. A prescription protective eyeglass line, codeveloped with an optical product developer and manufacturer, which offers distinctive features such as lightweight construction, and low cost;

2. A computer software program group known as Safety Track, which will be marketed to health care institutions to facilitate the reporting, data collection, and tracking of employee exposure to occupational hazards, such as TB and bloodborne illnesses like HIV and hepatitis.

The Company has other products and concepts in development, which generally fall into the categories of occupational safety, infection control, obstetrics and gynecology, and new "minimally invasive" surgery devices and techniques. Most of these development projects originated from within the Company, although several are being codeveloped with outside third party inventors comprised mainly of physicians and medical technicians, for which the Company provides consulting services in new product idea development.

The Company is also involved in medical product utility research with two (2) completed projects and two (2) evaluations under way. Currently, negotiations have begun with a national, 16-center, research company, and also with a surgical facility, planning for health care product evaluation services. Health care education projects focusing on occupational safety, advanced surgical techniques, and women's health care, are ongoing, and include a recent presentation to a national organization of surgical technicians and plans for a Company sponsored medical conference on advanced surgical techniques scheduled for 1996.

The Company's newly-formed Health Care Facility Management and Development Division oversees the continuing development and operations of the Company's wholly-owned subsidiary, Women's Diagnostic Center of Sarasota, Inc. (WDC), which was acquired in October, 1994, and provides specialized diagnostic testing exclusively to women including mammography, bone density testing, ultrasound, and laboratory evaluation through a contracted, national laboratory. WDC has a patient base of approximately 28,000 patients, a physician referral base of approximately 200, and provides specialty services for patients with menopause-related problems, breast implant concerns, and osteoporosis. The divisional developmental plan includes continuing development and expansion of the current facility, as well as the marketing of proprietary operational plans to other existing facilities, including the formation of a franchise network of similar centers in the southeast region. Expansion of services are expected to include fertility diagnostics and diet/nutritional programs. The Company is currently negotiating with potential joint venture partners in this expansion project. Two (2) highly trained individuals are being recruited to join the organization in facilitating growth and expansion of facility management and development and are expected to join the Company once the private placement capitalization is completed.

The Company is primarily marketing its products directly and is concurrently developing a network of various distribution and licensing agreements. SutureMate is distributed by Johnson & Johnson Medical Pty., Ltd. in certain foreign counties including Australia, and other distributors are contracted in Saudi Arabia, Italy, and the Netherlands. Negotiations are also under way for distribution in the United States and other markets. Licensing and distribution agreements are currently being negotiated for Prostasert and the prescription protective eyeglasses.

As the Company makes the transition into manufacturing, marketing, and distribution, negotiations have begun on the acquisition of a plastic injection molding and engineering company, and a related product development company that has several patents, projects and concepts that fit the Company's product line. The Company envisions growth in various revenue streams; through product development, managerial fees, distribution arrangements, and sales of products and contemplates bringing an increasing number of products to market to satisfy growing customer demand.

Through research and product development, the Company plans to maintain a leadership role in new technology related to occupational safety and health care and through the combination of successful management teams, high-level physician medical input, and state-of-the-art operational models, the Company plans to become a leader in providing quality health care through its Facility Management and Development Division.

The Company intends to utilize the net proceeds of the Maximum Offering together with newly issued unregistered shares of its Common Stock to acquire one or more of several businesses in the health care field that it is currently analyzing. Another prime acquisition candidate is a manufacturer and engineering firm ("Plastics Manufacturer") specializing in injection molded products for medical and industrial applications ("Plastics Company Acquisition") that currently acts as a contract manufacturer for the Company's SutureMate product and which has extensive relationships with other inventors and developers of medical products. Although the Company is interested in pursuing acquisition discussions with the Plastics Manufacturer, it has not reached any definitive agreements nor has it concluded its due diligence with respect to any such acquisition, which is subject to approval of its Board of Directors and the approval of the Board of Directors and stockholders of the Plastics Manufacturer. The information contained herein concerning the Plastics Manufacturer has been supplied by it, has not been independently verified by the Company, its auditors or its counsel and is supplied for the purpose of providing investors with general information only. Notwithstanding the foregoing it is possible that the Plastics Company Acquisition will be consummated after the successful conclusion of this offering, and in such event investors should be aware that (i) a significant portion of the proceeds from the Maximum Offering could be utilized in connection therewith, (ii) stockholders will not be requested to approve any such acquisition, and (iii) the information obtained upon completion of due diligence (including audited financial statements) may be substantially different from the information currently known and additional risks regarding such acquisition may not become known until after the consummation thereof. However, there is no assurance that the Plastics Company Acquisition will occur, in which event the Maximum Offering proceeds will be allocated among the other purposes hereinafter described. If the Plastics Company Acquisition is consummated, or an agreement to do so is executed, prior to the successful conclusion of the Maximum Offering, this Private Offering Memorandum will be supplemented accordingly and all investors who have previously subscribed will be offered a right of rescission. Subscriptions from the Minimum Offering will be utilized to produce and market existing products; to develop a secondary group of new medical products currently under development; to further develop the Company's new healthcare facility management group; and to repay debt to an affiliate of the Company. SEE "USE OF PROCEEDS" and "RISK FACTORS".

As of April 20, 1995 the Company had authorized 20,000,000 shares of Common Stock, par value $.001 per share, of which 8,980,818 shares were issued and outstanding. No-shares were held in treasury. According to the Company's registrar and transfer agent, there are approximately 1,100 holders of shares of Common Stock. Although there is no established trading market, there are four market makers for such shares. An application was recently submitted and approved, pursuant to Securities and Exchange Commission Rule 15c 2-11, for the initiation of quotations for the Common Stock on the OTC Bulletin Board by a member firm of the National Association of Securities Dealers, Inc. ("NASD"). No price was quoted in such application and Investors should not assume that an active trading market will develop simply because the NASD has permitted quotations on the OTC Bulletin Board.

The Company's principal offices are located at 434 S. Washington
Boulevard, Suite 2, Sarasota, Florida 34236, telephone number (813) 953-7889.

The Offering

Securities Offered - Units, with each Unit consisting of (i)5,000 shares of Common Stock and (ii) 2,500 Warrants to purchase one (1) share of Common Stock for each Warrant, exercisable at a price of $1.50 per share at any time during the three year period commencing on the Closing Date.

Purchase Price                              $  5,000 per Unit.

Shares of Common Stock
outstanding Prior to
Offering (1)                                   8,980,818 shares.

Shares of Common Stock
Outstanding After
Offering (1)(2)

Minimum                                        9,480,818 shares.
Maximum                                       12,980,818 shares.

Warrants Outstanding
After Offering
Minimum                                       250,000 Warrants.
Maximum                                     2,000,000 Warrants.

(1) Excludes 5,423,524 shares of Common Stock subject to issuance upon exercise of currently outstanding stock options, which options are exercisable at prices ranging from $.31 to $.90 per share. These numbers are as of December 31, 1994 and exclude 5,000 shares of common stock issued subsequent thereto.

(2) Excludes 250,000 (Minimum Offering) or 2,000,000 (Maximum Offering) shares of Common Stock, as the case may be, issuable upon exercise of the Warrants included within the Units.

Registration Rights. Persons holding shares of Common Stock included within the Units (the "Offered Shares"), Warrants and/or shares issuable upon exercise of the Warrants (the "Warrant Shares") representing, in the aggregate, a majority of the Offered Shares, Warrants and/or Warrant Shares then outstanding will have "piggyback" registration rights with respect to any registration statement (other than a registration statement filed on Forms S-4, S-8 or 1-A, or any similar or successor form used for the same purpose or a registration statement filed in connection with an exchange offer or an offering of securities solely to the Company's existing stockholders or employees) filed by the Company subsequent to the Company's initial public offering (IPO") of its Common Stock which becomes effective and results in the development of an active trading market therefor, e.g. on the NASDAQ National Market System or NASDAQ Small-Cap Market, during the five year period immediately following the Closing Date.See "RISK FACTORS".

Current Market Price. There is no established trading market for shares of the Company's Common Stock. Although there are four market makers for such shares, trading volume is insignificant. As a result, quotations for such shares are difficult to obtain, if obtained they should not be relied upon and the price thereof is subject to material fluctuation. The purchase price for the Units has been arbitrarily determined by the Company and has no relation to its net worth, income, assets, or other conventional criteria of value. See "Risk Factors" for further information.

Use of Proceeds. Net proceeds (assuming a 7% commission) with respect to the Minimum offering, and with respect to the Maximum Offering, are estimated to be $465,000 and $3,720,000, respectively, exclusive of legal, accounting, printing, blue sky and related offering expenses estimated at approximately $54,000), may be utilized to consummate the Plastics Company Acquisition (assuming the Company raises a minimum of $1,250,000 and enters into a definitive arrangement with the Plastics Manufacturer) and, in addition, to produce and market existing products, to research and further develop additional medical products, to develop additional women's health care facilities, to hire additional highly trained management and staff, to repay debt to an affiliate and for working capital purposes.

Risk Factors. Purchase of the securities offered hereby is speculative and involves a high degree of risk. See "Risk Factors."

Selected Financial Information. The following information has been summarized from the Company's financial statements included herein and should be read in conjunction with such financial statements and the related notes thereto attached as Exhibit D.

Statement of Operations Data:

                  Quarter Ended March 31,          Year Ended Dec. 31,
                                    1995            1994        1993
                                (unaudited)            (Audited)
Revenue                           124,728          120,689      24,344
Costs                              65,337           65,037      17,436
Gross profit                       59,391           55,652       6,908
Operating expenses                147,450          286,954     155,026
Loss from operations               88,059          231,302     148,118
Interest and other
income(expense) net                (7,167)         (14,788)         --
Net loss                          (95,226)        (246,090)   (148,118)
Net loss per
common share                        (.011)           (.028)      (.017)

Weighted average
common shares and
equivalent                      8,968,785       8,938,3638   8,936,440

Balance Sheet Data:
                     As of        As Adjusted for          As Adjusted for
            March 31, 1995        the Minimum              the Maximum
                                  Offering 1               Offering 2
               (Unaudited)
Current Assets    $ 70,183       $  481,183                $3,736,183

Total Assets      $557,218       $  968,218                $4,223,218
Total             $514,578       $  514,578                $ 514,578
Liabilities

Shareholders      $ 42,640       $  453,640                $3,708,640
Equity

(1)Exclusive of sales commissions of $35,000 and other costs of the offering of an estimated $54,000.

(2)Exclusive of sales commissions of $280,000 and other costs of the offering of an estimated $54,000.

                              TERMS OF THE OFFERING

The Offering

The Company is offering hereunder for sale on a "best efforts" basis a minimum of 100 Units (the "Minimum Offering $500,000") and a maximum of 800 units (the "Maximum Offering $4,000,000"), each Unit consisting of (i) 5,000 Shares of Common Stock and (ii) 2,500 Warrants to purchase one (1) share of Common Stock for each Warrant at an exercise price of $1.50 per share for a period of three years commencing upon the Initial Closing Date or a subsequent Closing, as the case may be. Each Unit will be offered at a price of $5,000. A minimum purchase of twenty (20) Units ($100,000) is required.

All proceeds received by the Company from subscribers for the Units offered hereby will be deposited by the Company in a special, segregated, interest bearing custodial account at Barnett Bank, 240 South Pineapple Avenue, Sarasota, Florida 34236. If subscriptions for the Minimum Offering have been received by October 31, 1995 (or by December 31, 1995 if the Minimum Offering shall have been extended, in its discretion, by the Company), a closing will be held as soon as practicable thereafter (the "initial" Closing Date") and the funds held in the custodial account, together with accumulated interest thereon, will be released to the Company on such Closing Date. if subscriptions for the Minimum Offering have not been received by October 31, 1995 (or December 31, 1995 if the offering has been extended), no Units will be sold and all funds paid by subscribers will be refunded promptly with interest, less the fees and expenses of Barnett Bank, on a pro-rata basis. The Company shall have the right, upon receipt of subscription proceeds aggregating the Minimum Offering, to continue to offer Units for sale and to receive and accept subscription proceeds in an amount up to the Maximum Offering at one or more closings (a "Closing") held at any time and from time to time as determined by the Company, through and including December 31, 1995, unless extended by the Company in its discretion to December 31, 1996.

Officers and directors of the Company and affiliates of such persons may purchase Units pursuant to this offering. Although it is not the Company's present intention, subscriptions for less than the minimum number of Units (20) Unit may be accepted by the Company, at its sole discretion.

Subscription Procedure

Persons desiring to acquire the Units offered hereunder should deliver to the Company two completed and executed copies of a Subscription Agreement, in the form appended hereto as Exhibit A, and the appropriate form of Purchaser Questionnaire appended hereto as part of Exhibit 5, accompanied by a check drawn to the order of "Surgical Safety Products, Inc. Custodial Account", in an amount equal to $5,000 times the number of Units subscribed for. Subscribers may also arrange for wire transfer of such funds or make other arrangements for payment acceptable to the Company.

The Company, in its sole discretion, may determine whether to accept or reject subscriptions received from qualified offerees, and no subscriptions will be effective unless and until accepted in writing by the Company. If a subscriber's subscription is not accepted, the funds received from such subscriber will be returned promptly upon such determination, with interest if held for at least 30 days.

An offeree, by virtue of the execution and delivery of a Subscription Agreement, in addition to becoming obligated to purchase the Units subscribed for (subject to the terms and conditions of the offering), will have made certain representations and warranties to the Company including, but not limited to, representations and warranties that such offeree is purchasing the Units for such offeree's own account, for investment only and not with a view toward the sale or distribution thereof, that such offeree meets the suitability standards set forth below, is able to bear the substantial economic risk of the investment, can afford a complete loss of such investment and has no need for liquidity of such offeree's investment. In addition, the offeree, by executing and delivering the Subscription Agreement, undertakes certain legal obligations, including but not limited to an undertaking to indemnify the Company for any damages which may be sustained by it as a result of the breach of any representation, warranty or obligation made by such offeree. Each offeree is urged to consult with such offeree's counsel, to the extent that such offeree deems necessary, with respect to the legal implications of the execution and delivery of the Subscription Agreement and the matters referred to therein.

Suitability Requirements

Since a purchase of the Units is speculative and involves a high degree of risk, the Company has adopted as a general investor suitability standard the following requirements for each subscriber: (a) the subscriber is acquiring the Units for investment and not with a view to resale or distribution; (b) the subscriber can bear the economic risk of losing the entire investment in the Company; (c) the subscriber's overall commitment to investments which are not readily marketable is not disproportionate to the subscriber's net worth and the subscriber's investment in the Company will not cause such overall commitment to become excessive; (d) the subscriber has adequate means of providing for his current needs and personal contingencies and has no need for liquidity in his investment in the Units; and (e) the subscriber (or subscriber's investment adviser or representative, if one is utilized by the subscriber) has such knowledge and experience in financial and business matters that the subscriber is (or the subscriber and his adviser or representative) are capable of calculating the merits and risks of a purchase of the Units, and is capable of protecting the subscriber's own interests in connection with this investment.

The securities comprising the Units offered hereby will not be registered under the Securities Act and are being sold in reliance upon the exemption from such registration provided in Section 4(2) of the Securities Act with respect to "transactions by an issuer not involving a public offering." In order to establish the availability of such exemption, the Company may elect to rely on such provisions of Regulation D under the Securities Act, which provides that an offering made in accordance with all its conditions is deemed exempt from registration. The number of investors in an offering conducted under such provisions of Regulation D is limited to 35, although any relative, spouse or corporation or other organization of which subscriber or such a related person owns collectively more than 50% of the equity securities or beneficial interests (excluding contingent interests) are, in general, not counted as an investor. In addition, there are excluded from the calculation of the total number of investors any investors who are "accredited investors" as defined in Regulation
D. The term "accredited investor" refers to any person or entity who comes within any of the following categories or who the Company reasonably-believes comes within any of the following categories, at the time of the sale of the Units to such investor:

1. Any bank as defined in Section 3(a)(2) of the Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; any insurance company as defined in Section 2(13) of the Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of Title I of the Employment Retirement Income Security Act of 1974 ("ERISA"), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, a saving and loan association, insurance company or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

2. Any private business development company as defined in Section
202(a)(22) of the Investment Advisors Act of 1940;

3. Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

4. Any director or executive officer of the Company;

5. Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase,exceeds $1,000,000;

6. Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; and

7. Any trust, with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506 of Regulation D;

8. Any entity in which all of the equity owners are accredited investors.

Up to 35 subscribers who meet the suitability standards specified in clauses (a) through (e) above but who do not qualify as accredited investors may be accepted by the Company as suitable investors for purchase of the Units offered hereby, provided that each such investor has a net worth sufficient to bear the risk of losing his entire investment. The Company will generally require that a subscriber who does not qualify as an accredited investor have a net worth (exclusive of home, furnishings and automobiles) of not less than twenty (20) times their investment in order to qualify to purchase Units.

The suitability standards referred to above represent minimum suitability requirements for prospective investors and the satisfaction of such standards by a prospective investor does not necessarily mean that the Units are a suitable investment for such investor. The Company may, in circumstances it deems appropriate, modify such requirements.

Restrictions or Transfers: Registration Rights

The Company has not registered, either under the Securities Act or any state securities laws, the sale of the Shares of Common Stock and Warrants included within the Units, or the Shares of Common Stock issuable upon exercise of the Warrants ("Warrant Shares"). As a result, those securities may not be resold or otherwise transferred by any purchasers of the Units unless such securities are registered for resale or an exemption from registration is available under the Securities Act and applicable state securities laws. All certificates representing the Shares of Common Stock and warrants included within the Units, and the Warrant Shares issued upon.exercise of the warrants, will bear a legend reflecting these restrictions. Although Purchasers of the shares of Common Stock included within the Units in this offering have been granted "piggy-back" registration rights for such shares of Common Stock with respect to a registration statement filed after the effectiveness of the Company's IPO and the development of an active trading market for the shares so registered, there is no assurance as to when, if ever, the Company will effectuate an IPO or a secondary offering of its Common Stock or whether and under what circumstances the managing underwriter of an offering that legally permits the inclusion therein of the shares subject to such piggy-back registration rights will not reduce or eliminate all or a portion of such shares, as such underwriter is permitted to do under the terms of such piggy-back registration rights. As a result, such securities may be deemed to be illiquid and, subject to the Subscription Agreement and the Securities Act, transfer thereof is severely restricted. See "RISK FACTORS".

Plan of Distribution

Although no underwriter or placement agent is initially being retained by the Company in connection with the offer and sale of the Units, the Company anticipates that compensation may be paid to certain broker-dealers and other persons, excluding officers and/or directors of the Company, who assist in the sale of Units to certain investors. Such compensation, if paid, shall not exceed 7% of the purchase price of the Units sold with such persons, assistance. In the event any compensation is to be paid in connection with any purchase, such compensation will be disclosed to such purchaser in the relevant Subscription Agreement or otherwise in writing prior to the acceptance of the Subscription Agreement relating to the purchase involved. Information with respect to the total amount of additional compensation paid, if any, and the current status of any material arrangements in respect thereof shall be furnished to prospective investors upon request.

                                  RISK FACTORS

The securities being offered hereby involve a high degree of risk and are, therefor, speculative in nature and should not be purchased by anyone who cannot afford a loss of his or her entire investment. Prospective investors, prior to making an investment in the Company, should carefully consider the risks and speculative factors inherent in and affecting the business of the Company, including the following:

1. Recently organized Company, Limited Operating History; History of Losses. The Company was organized on May 15, 1992 and was in the development stage until July 7, 1993 when it began commercial shipments of its first product. As of December 31, 1993, the Company had total assets of $95,097, a net loss of $148,118 on revenues of $24,344 and stockholders equity of $15,703. As of December 31, 1994, the Company had total assets of $515,761, a net loss of $246,090 on revenues of $120,689 and stockholders equity of $118,488. Due to the Company's very limited operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenues will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least 1995, and there can be no assurance that losses will not continue thereafter. The Company is subject to all of the risks inherent in the operation of a new business enterprise and there can be no assurance that the Company will be able to successfully address these risks.(See
Exhibit I'D").

2. Significant Customer Concentration. To date, approximately 40 customers and one distributor have accounted for substantially all of the Company's revenues with respect to product sales, and approximately 3,600 patients have accounted for all of the revenues from WDC. The Company anticipates that the main focus of its selling efforts will be to continue to sell its products to a relatively small group of medical products distributors with the objective of having its products distributed on a large national and international scale. Although the Company recently entered into an exclusive distributorship agreement with Johnson & Johnson Medical Pty Ltd. to sell its SutureMate product (in the territories of Australia, New Zealand, Papua, New Guinea and Fiji), with two other distributors to sell such product in Saudi Arabia and the Netherlands, and is currently engaged in a marketing test agreement with a large U.S. manufacturer of operating room disposable safety products, there is no assurance that the Company will be able to obtain adequate distribution of its products to the intended end user. Most medical product distributors carry an extensive line of products (some of which they manufacture themselves) which they make available to end users (hospitals, surgeons, healthcare workers) and various of these products may compete with each other as to function, price or other factors. In addition, numerous medical product distributors are not themselves well capitalized and their financial condition may impact their ability to properly distribute the Company's products. The Company's ability to achieve revenues in the future will depend in significant part upon its ability to obtain orders from, maintain relationships with and provide support to, existing and new distributors, as well as the condition of its distributors. As a result, any cancellation, reduction or delay in orders by or shipments to any customer or the inability of any customer to finance its purchases of the Company's products may materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's revenues will increase in the future or that the Company will be able to support or attract customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business - Customers."

3. Fluctuations in Results of Operations. The Company has initially experienced and may in the future experience significant fluctuations in revenues, gross margins and operating results. on the medical products development side of its business, the introduction of new products and the manufacture and marketing of most of the Company's products is a lengthy (ranging from a minimum of six weeks to an estimated maximum of 18 months from order to delivery) process and the timing and amount of product sales is difficult to predict reliably. In addition, a single customer's order scheduled for shipment in a fiscal quarter can represent a significant portion of the Company's potential sales for such quarter. As with many new businesses, the Company expects to fail to receive expected orders, and delivery schedules may have to be deferred as a result of changes in customer requirements, among other factors. As a result, the Company's operating results for a particular period have, to date, been and may in the future be materially adversely affected by a delay, rescheduling or cancellation of even one purchase order. Moreover, purchase orders are often received and accepted substantially in advance of shipment, and the failure to reduce actual costs to the extent anticipated or an increase in anticipated costs before shipment could materially, adversely affect the gross margins for such order, and as a result, the Company's results of operations. Moreover, a majority of the Company's anticipated orders could be cancelled since orders are expected to be made substantially in advance of shipment, and even though the Company's contracts do not typically provide that orders may be cancelled, if an important distributor wishes to cancel an order, the Company may be compelled, due to competitive conditions, to accede to such request. As a result, backlog, if any, will not necessarily be indicative of future sales for any particular period. Furthermore, a substantial portion of net sales may be realized near the end of each quarter. A delay in a shipment near the end of particular quarter, due, for example, to an unanticipated shipment rescheduling, to cancellations or deferrals by customers or to unexpected manufacturing difficulties experienced by the Company, may cause net revenues in a particular quarter to fall significantly below the Company's expectations and may materially adversely affect the Company's operating results for such quarter. The Company does not believe that the fluctuations anticipated in the medical product side of its business are applicable to its women's diagnostic clinic which has had a relatively small but consistent patient load and is steadily growing.

A large portion of the Company's expenses are fixed and difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. Furthermore, announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's products or a reevaluation of products under development, which would materially adversely affect the Company's business, financial condition and results of operations. Additional factors that may cause the Company's revenues, gross margins and results of operations to vary significantly from period to period include: product development, patent processing, FDA processing, clinical trials, mix of products sold; manufacturing efficiencies, costs and capacity; price discounts; market acceptance and the timing of availability of new products by the Company or its customers, usage of different distribution and sales channels; warranty and customer support expenses; customization of systems; and general economic and political conditions. In addition, the Company's results of operations are influenced by competitive factors, including the pricing and availability of and demand for, competitive products. All of the above factors are difficult for the Company to forecast, and these or other factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

4. Dependence on Contract Manufacturers: Reliance on Sole or Limited-Sources of Supply. As of the date hereof, the Company has no internal manufacturing capacity. The Company has been utilizing contract manufacturers such as the
Plastics Manufacturer to produce its products. If the Plastics Company Acquisition is not consummated, the Company expects to rely increasingly on such manufacturers in the future. The Company may also rely on outside vendors to manufacture certain components. Certain necessary components and services anticipated to be necessary for the manufacture of the Company's products could be required to be obtained from a sole supplier or a limited group of suppliers. There can be no assurance that the Company's internal manufacturing capacity, even after the Plastics Company Acquisition, and that of its contract manufacturers, will be sufficient to fulfill the Company's orders.

Should the Company be required to rely solely on contract manufacturers and a limited group of suppliers, such increasing reliance involves several risks, including a potential inability to obtain an adequate supply of finished products and required components, and reduced control over the price, timely delivery, reliability and quality of finished products and components. The Company does not believe that it is currently necessary to have any long-term supply agreements with its manufacturers or suppliers but this may change in the future. The Company has from time to time experienced and may in the future experience delays in the delivery of and quality problems with its products and certain components from vendors. Certain of the Company's suppliers have relatively limited financial and other resources. Any inability to obtain timely deliveries of acceptable quality or any other circumstance that would require the Company to seek alternative sources of supply, or to manufacture its finished products internally, could delay the Company's ability to ship its products which could damage relationships with current or prospective customers and have a material adverse effect on the Company's business, financial condition and operating results.
See "Business."

5. No Assurance of Successful Expansion of Operations. Upon the receipt of proceeds from the Maximum Offering, the Company expects to significantly increase the scale of its operations. This increase will include the hiring of additional personnel (the Company currently employs a total of eleven (11) full time personnel, six (6) of whom are employed by WDC) and will probably result in significantly higher operating expenses. If the Company's revenues do not correspondingly increase, its operating results will be materially adversely affected. Expansion of the Company's operations may also cause a significant strain on the Company's management, financial and other resources. The Company's ability to manage the recent and any possible future growth, should it occur, will depend upon a significant expansion of its accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations.

In this regard, any significant sales growth will be dependent in part upon the Company's expansion of its marketing, sales, manufacturing and customer support capabilities. This expansion will require significant expenditures to build the necessary infrastructure which does not currently exist. There can be no assurance that the Company's attempts to expand its marketing, sales, manufacturing and customer and patient support efforts will be successful or will result in additional revenues or profitability in any future period. As a result of the anticipated expansion of its operations and the anticipated increase in its operating expenses, as well as the difficulty in forecasting revenue levels, the Company expects to continue to experience significant fluctuations in its revenues, costs, and gross margins, and therefore its results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business - Sales and marketing."

6. Declining Average Selling Prices. The Company believes that average selling prices and gross margins for its products may decline in the long term as such products are in use in the market, as volume price discounts in existing and future contracts take effect and as competition intensifies, among other factors. To offset declining average selling prices, the Company believes that it must successfully introduce and sell new products and services or adaptations of products and services on a timely basis, develop new products and services with features that can be sold at higher average selling prices and reduce the costs thereof through design improvements, component cost reduction and in-house manufacturing, among other actions. To the extent that new products and services are not developed in a timely manner, do not achieve customer acceptance or do not generate higher average selling prices, and the Company is unable to offset declining average selling prices, the Company's gross margins will decline, and such decline will have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that if it consummates the Plastics Company Acquisition, notwithstanding any decline in average selling prices, its gross margins will increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -Research and Development."

7. Uncertainty of Market Acceptance. The future operating results of the Company depend to a significant extent upon the continued development of products and services deemed necessary, useful, convenient, affordable and competitive by medical professionals and their patients. There can be no assurance that the Company has the ability to continuously introduce propriety products and services into the market place which will achieve the market penetration and acceptance necessary for the Company to grow and become profitable on a sustained basis, especially given the fierce competition that exists from companies more established and well financed than the Company. See "Business - Competition."

To date, substantially all of the Company's product sales have been to customers located within the United States although several distribution agreements have been entered into which are expected over time to generate more revenue from outside the United States than from within. The Company's future results of operations will be dependent in significant part on its ability to penetrate markets in the United States and foreign countries in which the Company has not yet established a meaningful presence. There can be no assurance that the Company will be successful in penetrating these additional markets.

8.  Highly  Competitive  Industry.  Although  the  Company  intends  to  develop innovative proprietary products not currently in the marketplace, there is no assurance it will be able to do so, whether on a timely or cost effective basis or at all. The market for medical safety products and the services that WDC provides is intensely competitive. The Company's products and services experience intense competition worldwide from numerous manufacturers, distributors and developers and providers that offer a wide variety of competitive products and services, and most of these companies have substantially greater financial resources and production, marketing, manufacturing, engineering and other capabilities than the Company. The Company also faces competition from startup companies. The Company may also face competition in the future from new market entrants offering competing products and services. In addition, the Company's current and prospective customers have developed, are currently developing or could develop the capability to manufacture products competitive with those that have been or may be developed or manufactured by the Company. The Company's future results of operations may depend in part upon the extent to which these customers elect to purchase from outside sources rather than develop and manufacture their own products and services. The Company expects its competitors to continue to improve the performance of their current products and to introduce new products or new technologies that either provide added functionality or are available at very competitive prices. These factors could cause a significant decline in sales or loss of market acceptance of the Company's products and services, or make the Company's products and services obsolete or noncompetitive. The Company expects to experience significant price competition that may materially adversely affect its gross margins and its results of operations. There can be no assurance that the Company will be able to compete successfully in the future. See "Business -Competition."

9. Requirement for Response to Rapid Technological Change and Requirement for Frequent New Product Introductions. The market for surgical safety products and services is subject to rapid technological change, frequent new product introductions and enhancements, product obsolescence and, changes in end-user requirements. The Company's ability to be competitive in this market will depend in significant part upon its ability to successfully develop, introduce and sell new innovative proprietary products, services and enhancements thereof on a timely and cost-effective basis that respond to changing customer requirements. Any success of the Company in developing new and enhanced products and services will depend upon a variety of factors, including new product selection, timely and efficient compliance with and completion of the regulatory process (FDA and the U.S. Patent and Trademark Office), timely and efficient completion of design, timely and efficient implementation of manufacturing and assembly process, its cost reduction program and the development, completion, performance, quality and reliability and development of competitive products and services by competitors. The Company may experience delays from time to time in completing development and introduction of new products and services. Moreover, there can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products and services. There can be no assurance that defects will not be found in the Company's products and services after commencement of commercial shipments, which could result in the loss of or delay in market acceptance. The inability of the Company to introduce in a timely manner new products and services that contribute to revenues could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business."

10. International Operations: Risks of Doing Business in Developing Countries. Substantially all of the Company's revenues from product sales to date have been made to customers located inside of the United States. The Company anticipates that international sales will, as a result of various distribution agreements entered into, account for most of its revenues from product sales for the foreseeable future. The Company's international sales may be denominated in foreign or United States currencies. The Company does not currently engage in foreign currency hedging transactions. As a result, a decrease in the value of foreign currencies relative to the United States dollar could result in losses from transactions denominated in foreign currencies. With respect to the Company's international sales that are United States dollar-denominated, such a decrease could make the Company's products less price competitive. Additional risks inherent in the Company's international business activities include changes in regulatory requirements, costs and risks of local customers in foreign countries, availability of suitable export financing, timing and availability of export licenses, tariffs and other trade barriers, political and economic instability, difficulties in staffing and managing foreign operations, difficulties in managing distributors, potentially adverse tax consequences, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties and the possibility of difficulty in accounts receivable collections. Some of the Company's customer purchase agreements may be governed by foreign laws, which may differ significantly from U.S. laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

Some of the Company's potential markets consists of countries that have not yet developed the technological and medical know-how to properly utilize the Company's products, in which event the development of demand for the Company's products in those countries will be limited or delayed. In doing business in some of these markets, the Company may also face economic, political and foreign currency fluctuations that are more volatile than those commonly experienced in the United States and other areas.

11. Extensive Government Regulation. Medical products are subject to extensive regulation by the United States (U.S. Food and Drug Administration ("FDA") and U.S. Patent Office), state, local and foreign laws and international treaties. The Company's products must conform to a variety of domestic and international requirements. In order for the Company to sell its products in a jurisdiction, it must obtain regulatory approval and comply with different regulations in each jurisdiction. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the purchase by the
Company's customers, which in turn may have a material adverse effect on the sale of such products by the Company to such customers. The failure to comply with current or future regulations or changes in the interpretation of existing regulations could result in the suspension or cessation of product sales. Such regulations or such changes in interpretation could require the Company to modify its products and incur substantial costs to comply with such time-consuming regulations and changes.

The regulatory environment in which the Company operates is subject to change. Regulatory changes, which are affected by political, economic and technical factors, could significantly impact the Company's operations by restricting development efforts by the Company and its customers, making current products obsolete or increasing the opportunity for additional competition. Any such regulatory changes could have a material adverse effect on the Company's business, financial condition and results of operations. The Company might deem it necessary or advisable to alter or modify its products to operate in compliance with such regulations. Such modifications could be extremely expensive and, especially if subject to regulatory review and approval, time-consuming. See "Business -Government Regulation."

12. No Assurance of Product Ouality. Performance and Reliability. The Company has limited experience in producing and manufacturing its products and contracting for such manufacture. The Company expects that its distributors and their customers will continue to establish demanding specifications for quality, performance and reliability. Although the Company attempts to only deal with manufacturers who adhere to good manufacturing practice standards, there can be no assurance that problems will not occur in the future with respect to quality, performance, reliability and price. If such problems occur, the Company could experience increased costs, delays in or cancellations or reschedulings of orders or shipments and product returns and discounts, any of which would have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -Manufacturing."

13. Future Capital Reauirements. The Company's future capital requirements will depend upon many factors, including the development of new medical products, requirements to maintain adequate manufacturing facilities, the progress of the Company's research and development efforts, expansion of the Company's marketing and sales efforts, the status of competitive products and services and the acquisition of new facilities for WDC. The Company believes that receipt of proceeds from the Maximum Offering will be adequate to fund its operations for at least twelve months. There can be no assurance, however, that the Company will not require additional financing prior to such date. In addition, the Company may require additional financing after such date. If the Company only receives proceeds from the Minimum Offering or amounts significantly less than the Maximum Offering, then it will not have sufficient capital to fund its operations for more than several months absent an infusion of capital from existing shareholders or other third parties, of which there is no assurance. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its research and development or manufacturing programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its existing or potential products or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

14. Uncertainty Regarding Protection of Proprietary Rights. The Company attempts to protect its intellectual property rights through patents, trademarks, secrecy agreements, trade secrets and a variety of other measures. However, there can be no assurance that such measures will provide adequate protection for the Company's trade secrets or other proprietary information, that disputes with respect to the ownership of its intellectual property rights will not arise, that the Company's trade secrets of proprietary technology will not otherwise become known or be independently developed by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any patent owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products, duplicate the Company's products or design around the patents owned by the Company or that third parties will not assert intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results or operations.

Litigation may be necessary to protect the Company's intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation. See "Business-Intellectual Property Rights".

15. Dependence on Key Personnel. The Company's future operating results depend in significant part upon the continued contributions of its founder, Chief Executive Officer and largest shareholder, G. Michael Swor, M.D., who is the inventor of and is responsible for the creation and development of the Company's SutureMate product and various other products currently under development, and its key technical and senior management personnel, all of whom would be difficult to replace. None of such persons has an employment or non-competition agreement and although Dr. Swor, a practicing physician, spends a significant amount of time on strategic planning for the Company, he only devoted a small amount of time to the operational affairs of the Company. The Company's future operating results also depend in significant part upon its ability to attract and retain qualified personnel. There can be no assurance that the Company will be successful in attracting or retaining such personnel. The loss of any key employee, the failure of any key employee to perform in his or her current position or the Company's inability to attract and retain skilled employees a needed, could materially adversely affect the Company's business, financial condition and results of operations. The Company has obtained and is the beneficiary of $1,500,000 insurance policy on the life of Dr. Swor. See "Business-Employees" and "Management".

16. Absence of Public Market; Illiquidity of Investment in the Securities Comprising the Units. There has been no prior public market for the Company's Common Stock, and it is not intended that a public market for the Common Stock be developed or be sustained after this offering. In connection with the purchase of the Units, each investor will be required to represent that such investor has no intention to dispose of the securities comprising the Units in the foreseeable future and has no reason to believe that such a disposition might be required by reason of such investor's financial circumstances. In reliance upon these representations, the Company has not registered the sale of the Offered Shares and Warrants included within the Units under the Securities Act, or the Warrant Shares, and these securities may not be resold or otherwise transferred unless such securities are registered for resale or an exemption from registration is available under the Securities Act. Although the investors will be granted certain "piggy-back" registration rights with respect to the Offered Shares and the Warrant Shares, such rights are limited and subject to certain restrictions. See "Terms of Offering-Restrictions on Transfer; Registration Rights" and Exhibit A. In addition, any resale pursuant to Rule 144 under the Securities Act of Offered Shares or Warrant Shares will not be permitted until at least two years after the purchase of such shares. Consequently, even if an unexpected change occurs in the financial circumstances of an investor which requires such investor to attempt to dispose of the investment, it may be difficult or impossible to do so.

17. Lack of Dividends. The Company has not paid any dividends since its inception and does not intend to pay any dividends in the foreseeable future but intends to retain all earnings, if and when they occur, for use in its business operations.

18. Dilution. Assuming completion of the Maximum Offering, purchasers of the Units will incur an immediate dilution of $.73 per share in net tangible book value from the price per Offered Share included within the Units (attributing no value to the Warrants included within the Units). See "Dilution".

19. Control by Existing Shareholders. Following the completion of the Maximum Offering, members of the Board of Directors and the executive officers of the Company, together members of their families and entities that may be deemed affiliates of or related to such persons or entities, will beneficially own approximately 32% of the outstanding shares of Common Stock of the Company which, together with options owned by such persons to acquire an additional 5,034,9 shares of Common Stock, on a fully diluted basis, would be enable these stockholders to elect all members of the Company's Board of Directors and substantially influence, if not determine, under some circumstances, the outcome of corporate actions requiring stockholder approval, such as mergers and acquisitions. This level of ownership, together with certain provisions of the Company's Certificate of Incorporation, Bylaws and New York law, may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. See "Management-Directors, Executive Officers and Key Employees," 'Certain Transaction," "Principal Stockholders" and "Description of Capital Stock".

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Overview

The Company was founded in 1992 to combat the potential spread of blood borne pathogenic infections such as HIV and hepatitis. It has broadened its mission to research, development manufacture, market and sell medical products and services to the healthcare community. The Company was in the development stage until 1993 when it began commercial shipments of Suture Mate, its first product. From inception in June, 1992 through December 31, 1994, the Company generated revenues of approximately $145,000 from approximately 3,600 customers. Since inception through December 31, 1994, the Company has generated cumulative losses of approximately $411,000. Although the Company has experienced a significant percentage growth in revenues and gross profit from fiscal 1992 to fiscal 1994, the Company is still in its infancy and does not believe prior growth rates are indicative of future operating results. Due to the Company's very limited operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenues on a quarterly or annual basis will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least 1995, and there can be no assurance that losses will not continue after such date.

The Company is currently marketing one (1) product, expects to introduce two other by the end of 1995, and expects to continue to invest significant resources in at least ten (10) new products and enhancements prior to 1996. The Company has also serviced approximately 3,600 patients to date through its WDC subsidiary and continues to carry a patient load of approximately 600 patients per month, which number is expected to steadily increase as marketing programs take effect.

Upon implementation of its various distribution agreements, the Company expects to experience a period of growth, which requires it to significantly increase the scale of its operations. This increase will include the hiring of additional personnel in all functional areas and will result in significantly higher operating expenses. The increase in operating expenses is not expected to be matched by a concurrent increase in revenues. Therefore, the Company's net loss may continue to increase even as revenues increase. The Company anticipates that its operating expenses will continue to increase. Expansion of the Company's operations may cause a significant strain on the Company's management, financial and other resources. The Company's ability to manage recent and any possible future growth, should it occur, will depend upon a significant expansion of its accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations. As a result of such expected expansion and the anticipated increase in its operating expenses, as well as the difficulty in forecasting revenue levels, the Company expects to continue to experience significant fluctuations in its revenues, costs and gross margins, and therefore its results of operations. See "Risk Factors- Fluctuations in Results of Operations" and "Expansion of Operations".

Results of Operations

Revenues. To date, approximately 40 customers and one distributor have accounted for substantially all of the Company's revenues with respect to product sales, and approximately 3,600 patients have accounted for all of the revenues from WDC. The Company anticipates that the main focus of its selling efforts will be to continue to sell its products to a relatively small group of medical products distributors with the objective of having its products distributed on a large national and international scale. Although the Company recently entered into an exclusive distributorship agreement with Johnson & Johnson Medical Pty. Ltd. to sell its SutureMate product (in the territories of Australia, New Zealand, Papua New Guinea and Fiji), with two other distributors to sell such product in Saudi Arabia and the Netherlands, and is currently engaged in a marketing test agreement with a large U.S. manufacturer of operating room disposable safety products, there is no assurance that the Company will be able to obtain adequate distribution of its products to the intended end user. Most medical product distributors carry an extensive line of products (some of which they manufacture themselves) which they made available to end users (hospitals, surgeons, healthcare workers) and various of these products may compete with each other as to function, price or other factors. In addition, numerous medical product distributors are not themselves well capitalized and their financial condition may impact their ability to properly distribute the Company's products. The Company's ability to achieve revenues in the future will depend in significant part upon its ability to obtain orders from, maintain relationships with and provide support to; existing and new customers, as well as the condition of its customers. As a result, any cancellation, reduction or delay in orders by or shipments to any customer or the inability of any customer to finance its purchases of the Company's products may materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's revenues will increase in the future or that the Company's revenues will increase in the future or that the Company will be able to support or attract customers. The Company provides significant volume price discounts to its major foreign distributor which are expected to lower the average selling price of a particular product line as more units are sold. In addition, the Company expects that the average selling price of a particular product line will also decline as such product matures, and as competition increases in the future. Accordingly, the Company's ability to maintain or increase revenues will depend in part upon its ability to increase unit sales volume of it products and to introduce and sell products at prices sufficient to compensate for reduced revenues resulting from declines in the average selling price of the Company's more mature products. See "Risk Factors- Significant Customer and Product Concentration", "Declining Average Selling Prices" and "International Operations; Risks of Doing Business in Developing Countries".

Gross Profit. On the product side of its business, the Company's cost of revenues consists primarily of costs related to contracted manufacturing. For the year ended December 31, 1994, gross profit was $3,461 or approximately 70% of product sales. For the year ended December 31, 1993, gross profit was $6,908 or approximately 30%. The improvement from 1993 to 1994 was primarily due to product design improvements and economies of scale, but there can be no assurance that such improvements will continue.

The Company has an ongoing program to reduce the costs of manufacturing its products. As part of this program, the Company has been attempting to achieve cost reductions principally through engineering and manufacturing improvements, product economies and utilization of third party subcontractors for the manufacture of the Company's products. The Company also intends to impalement other cost reduction programs in order to favorable affect gross profit in the future, including the acquisition of manufacturing facilities. There can be no assurance that the Company's ongoing or future programs can be accomplished or that they will increase gross profits.

To the extent the Company is unable to reduce its production costs or introduce new products with higher margins, the Company's gross profit may also be affected by a variety of other factors, including mix of products and services sold; production, reliability or quality problems; price competition; and warranty expenses and discounts.

On the service side of its WDC business for the three months ended December 31, 1994 gross profit was $52,191 or 45% of revenues generated from services provided. See "Risk Factors- Declining Average Selling Prices".

Research and Development. These expenses consist primarily of costs associated with personnel and equipment costs and filed/clinical trials. The Company's research and development activities include the development of more than twenty-five (25) operating room. OB/GYN, advanced surgical and protective related products.

Since inception, the Company has spent approximately $24,000 on research and development. For the years ended December 31, 1993 and December 31, 1994, research and development expenses were approximately $1,800 and $22,200, respectively. During 1994, research and development expenses increased as the Company concentrated on new product development. The Company intends to continue to invest significant resources to continue the development of new products and expects that research and development expenses in 1995 will increase in absolute dollars as compared to 1994.

Sales and Marketing. These expenses consist of salaries of certain personnel, investments in international operations, sales commissions, product exhibitions, travel expenses, customer service and support expenses and costs related to advertising and trade shows. Since inception, the Company has spent approximately $135,000 on sales and marketing expenses. For the years ended December 31, 1993 and December 31, 1994, sales and marketing expenses were $56,000 and $79,000, respectively. The Company intends to invest significant resources to expand its sales and marketing effort, including the hiring of additional personnel, e.g. a full time marketing director, and to establish the infrastructure necessary to support future operations. The Company expects that such expenses in 1995 will increase in absolute dollars as compared to 1994.

General and Administrative. These expenses consist primarily of salaries and other expenses for management and finance and accounting, legal and other professional services. Since inception, the Company has spent approximately $283,000 on general and administrative expenses. For the years ended December 31, 1993 and December 31, 1994, general and administrative expenses were $98,000 and $185,000, respectively. The Company expects general and administrative expenses to increase in absolute dollars in 1995 as compared to 1994, as the Company continues to expand its operations. The Company also expects to incur additional ongoing expenses as a publicly owned company related to legal, accounting and other administrative services and expenses.

Interest and Other Income (Expense), Net. Interest and other income (expense), net consists primarily of interest expenses accrued on the direct loan to the Company from its founder, Dr. G. Michael Swor. To date, contracts negotiated in foreign currencies have been insignificant. As a result of its contract with Johnson & Johnson Medical Pty. Ltd. and the Company's distribution arrangements in the Netherlands and in Saudi Arabia, the Company may in the future be exposed to the risk of foreign currency gains or losses depending upon the magnitude of a change in the value of a local currency in an international market. The Company does not currently engage in foreign currency hedging transactions, although it may implement such transactions in the future.

Liquidity and Capital Resources

Since its inception in June of 1992, the Company has financed its operations and met its capital requirements through common stock financings aggregating approximately $529,000 and through borrowings from current shareholders.

Operating activities used net cash of $179,123 and $156,277 in 1993 and 1994, respectively.

At December 31, 1994, the Company had a working capital deficiency of approximately $278,000 (primarily resulting from the acquisition of WDC). including $3,961 of accounts receivable and $37,364 of inventory. The Company's other principal sources of liquidity at December 31, 1994 consisted of approximately $40,000 of cash and cash equivalents.

At December 31, 1994, substantially all of the Company's outstanding indebtedness consisted of acquisition indebtedness regarding WDC (approximately $257,000), amounts due to its principal stockholder (approximately $67,000) accounts payable (approximately $52,000) and accrued expenses (approximately $20,000).

The Company intends to utilize approximately $350,000 of the net proceeds received by the Company from the Maximum Offering to repay its outstanding indebtedness owed to Dr. Swor as of May 12, 1995. In addition, during the next twelve months, the Company currently intends to use approximately $1,500,000 for acquisitions and capital expenditures.

The Company's future capital requirements will depend upon many factors, including the development of new products and services, the extent and timing of acceptance of the Company's products and services in the market, requirements to maintain adequate manufacturing facilities, the progress of the Company's research and development efforts, expansion of the Company's marketing and sales efforts, the Company's results of operations and the status of competitive products and services. The Company' believes that cash on hand, cash flow from operations, if any, and funds available from the net proceeds of the Maximum Offering, will be adequate to fund its operations for at least the next twelve months. There can be no assurance, however, that the Company will not require additional financing prior to such date to fund its operations. In addition, the Company may require additional financing after such date to fund its operations. There can be no assurance that any additional financing will be available to the Company on acceptable term or at all, when required by the Company. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its research and development or manufacturing programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its products or potential products or other assets that the Company would not otherwise relinquish. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations.

CAPITALIZATION

The following table sets forth the capitalization (audited) of the Company as of December 31, 1994, and as adjusted to give effect to the net proceeds estimated to be received from the sale of the minimum and maximum number of Units offered hereby:

                                            As Adjusted          As Adjusted
                                As of         For the         For the March 31,
                                              Minimum          1995   Maximum
                                             Offering            Offering

Total Liabilities            $ 514,578       $514,578            $514,578

Shareholders, Equity

 Common Stock, $.001 par
  value; 20,000,000 shs
  authorized, 8,980,818
  issued; 9,480,818 shs
  issued, as adjusted for
  Minimum  Offering;
  12,980,818 shares issued
  as adjusted for Maximum
  Offering                       8,980          9,480              12,980

Additional paid-in
capital                        539,689        950,189           4,201,689
Accumulated Deficit           (506,029)      (506,029)           (506,029)

Total Shareholders,
Equity                          42,640        153,640           3,708,640

Total Capitalization          $557,218       $968,218          $4,223,218

                                 USE OF PROCEEDS

The gross proceeds of the Minimum Offering is the sum of $500,000 and the gross proceeds from the Maximum Offering is the sum of $4,000,000. Such amounts are anticipated to be expended as follows:

                                 Minimum Offering          Maximum Offering
                                 Amount    Approx.%        Amount   Approx.%
Plastics Company                                          $950,000     24
(or other)
Acquisition

Patent Research                 $100,000     20            600,000     15
Development
(approx. 30 products
for maximum offering)

Production &                     125,000     25             55,000      9
Marketing (existing
products)

Additional Personnel                  --     --            200,000      5

Expansion of Womens'              100,000    20            500,000     13
Diagnostic Services

Working Capital                    11,500     2            641,500     16

Repayment of  Debt                 75,000    15            350,000      9
an affiliate)

Expenses of Offering:
Legal                    25,000                    25,000
Accounting               15,000                    15,000
Printing                 10,000                    10,000
Blue Sky                  3,500                     3,500
Sales Comm.              35,000    88,500    18   280,000  333,500     9

TOTAL                            $500,000   100%        $4,000,000   100%

If the Company receives gross proceeds in an amount in excess of the Minimum Offering (but not less than $1,250,000) but less than the Maximum Offering, then, and in that event, the Company will attempt to consummate the Plastics Company Acquisition and allocate all additional proceeds among the items set forth above as it, in its sole discretion, shall determine.

                                    DILUTION

The pro forma net tangible book value of the Company's Common Stock at December 31, 1994 was a negative $188,640, or $(.021) per share. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the pro forma number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the Minimum Offering hereby (after deduction of underwriting discounts and commissions and estimated offering expenses), the Company's pro forma net tangible book value at December 31, 1994 would have been $222,360 or $.024 per share of Common Stock. This represents an immediate dilution in net tangible book value of $.976 per share to new investors purchasing shares in this offering. After giving effect to the sale by the Company of the Maximum Offering hereby (after deduction of underwriting discounts and commissions and estimated offering expenses), the Company's pro forma net tangible book value at December 31, 1994 would have been $3,477,360 or $.268 per share of Common Stock. This represents an immediate dilution in net tangible book value of $.732 per share to new investors purchasing shares in this offering. Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the amount of cash paid by a new investor for a share of Common Stock. The following table illustrates the per share dilution:

                                               MAXIMUM                   MINIMUM

Offering price per share                        $1.00                    $1.00

Pro forma negative net tangible book
  value per share before Offering               (.021)                    (.021)

Increase in pro forma net tangible book
  value per share attributable to new
  investors                                       .289                     .045

Pro forma net tangible book value
  per share after Offering                        .268                     .024

Dilution per share to new investors              $.732                    $.976

The following table sets forth on a pro forma basis as of December 31, 1994 the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by new investors, assuming the Minimum Offering and the Maximum Offering, respectively:

                          Common Shares                        Total                                Average
                          Minimum Offering                     Consideration                        Price Per
                                                                                                    Share
                          Number              Percent          Amount              Percent
Existing
Stockholders              8,980,818           94.7               548,669           52.3             $ .06

New
Investors                   500,000            5.3               500,000           47.7              1.00

Total                     9,480,818           100              1,048,669           100                .11


                          Common Shares                          Total                               Average
                          Maximum Offering                       Consideration                       Price Per
                                                                                                     Share
                          Number                Percent          Amount              Percent
Existing
Stockholders              8,980,818             69.2               548,669           12.1            $ .06

New
Investors                 4,000,000             30.8             4,000,000           87.9             1.00

Total                     12,980,818            100              1,048,669           100               .35

To the extent outstanding options are exercised, there wil be further dilution to new invetors. See "Management - and Note to Notes to Financial Statements."

                                    BUSINESS

Surgical Safety Products, Inc. (the "Company,") was incorporated under the laws of the State Florida in May of 1992 for the initial purpose of combatting the potential spread of bloodborne pathogen infections, such as HIV and hepatitis. The founding philosophy arose from a concern regarding the occupational risk of health care workers in the operating room. Since inception, it has broadened its mission to include the research, development and production of innovative products and services which create and maintain a safe surgical environment for medical and hospital staff, healthcare workers and patients, as well as enhance the level of surgical care available to patients.

The Company is currently engaged in two general lines of business: (1) specialty medical product research and development, one subdivision of which involves (a) developing various medical-related services to be marketed to health care facilities, including an entire family of computer software applications designed to evaluate, track, organize and manage infection control data for healthcare facilities ("Data Systems Division"), another subdivision of which involves (b) providing confidential consultation services to third party developers of medical products, usually physicians and healthcare technicians ("Medical Products Consultation Division"); and a third subdivision of which is active in (c) researching and developing medical products for sale in the marketplace ("Medical Products Division") and (2) health care facility development and management, with emphasis on advanced surgical techniques. The common thread interwoven into each area requires medical research, education and a commitment to safety issues. It is the Company's intention to gradually make the transition from a research and development-oriented medical device company into a multi-product device manufacturer and distributor.

On September 28, 1994 the Company's wholly-owned subsidiary, Women's Diagnostic Center, Inc. ("WDC") was incorporated under the laws of the State of Florida and immediately acquired certain personnel and assets, consisting of a diagnostic clinic specializing in womens health, of Women's Ambulatory Services, Inc., a Florida corporation. WDC caters exclusively to women and their specific health care needs are attended to by an all female staff which attempts to provide a uniquely personal and caring atmosphere while emphasizing women's health care education and awareness. WDC specializes in mammography, ultrasounds, osteoporosis testing, chest x-rays and comprehensive laboratory testing. Future expansion may include fertility diagnostic testing, and diet and nutritional programs.

On November 28, 1994 the Company merged into Sheffeld Acres Inc., a New York shell corporation which had approximately 1,100 shareholders, which had never commenced operations. Although Sheffeld Acres, Inc. was technically the surviving entity, the Company changed its name after the merger to Surgical Safety Products, Inc.

The  Company  has  been  engaged  in a  series  of  discussions  with a  Florida corporation (the "Plastics Company") leading towards acquisition of the personnel and assets ("Plastics Company Acquisition") of such business. The Plastics Company is in the business of manufacturing injection molded products for medical and industrial applications and has relationships with numerous inventors and developers of medical products. The Company believes that if consummated, this acquisition will create favorable synergies and not only enable it to directly manufacture and warehouse its own products, but will provide access so as create broader and more in-depth relationships with inventors, doctors, technicians and other developers of medical products, either on a joint venture basis or otherwise. The Company has not entered into any agreements with the Plastics Company, and has, to date, conducted limited due diligence regarding its operations, business, financial condition and future prospects. There is no assurance that any such agreement will occur on a timely basis, or at all, or that the Company will have sufficient funds to consummate such acquisition should it be available and should the Company choose to do so. In addition any such acquisition will require the approval of the Board of Directors and Stockholders of the Plastics Company. Stockholders of the Company will not be requested to approve such transaction, if any. If the Plastics Company Acquisition is consummated, or an agreement to do so is executed, prior to the successful conclusion of the Maximum Offering, this Private Memorandum will be supplemented accordingly and all investors who have previously subscribed will be offered a right of rescission. See "RISK FACTORS."

Background

According to the World Health Organization, forty million people will be infected with HIV by the year 2000. There are nearly ten million people worldwide currently infected, including close to one million children. Auto Immune Deficiency Syndrome ("AIDS") is now the top killer of men age 17 to 54 in the U.S. The Centers for Disease Control and the National Institutes of Health have focused a great deal of effort and research into improving occupational safety and decreasing the risk of bloodborne pathogens in the healthcare setting. The American Hospital Association reports that needlestick injuries are the most common injury to healthcare workers and represent the greatest risk of occupational exposure to AIDS, Hepatitis, and other viral diseases. Since operating room personnel and surgeons are in particular high risk categories, the Company has committed itself to developing products and techniques to decrease the potential for deadly viral transmission to and from healthcare workers and patients.

The Company's initial product, SutureMate was designed primarily to reduce the risk of needlestick and glove perforation during suturing. Infection can also be transmitted by skin to skin (mucocutaneous) contact, and the Company's Infection Control Equipment Pack (ICE PACK) product was developed from the need to reduce this hazard.

Customer demand is expected to be further stimulated by recent scientific data suggesting that the risks related to these hazards were originally underestimated. In addition, new serious viral diseases are discovered regularly. The market for these products and services is significant, with, according to current medical journals, over $6,000,000,000 spent on medical and surgical supplies in the U.S. alone, and over 25,000 surgical procedures and 4,000,000 births annually in approximately 7,000 surgical facilities in the U.S. alone.

Market Overview and Size

Occupational Safety

A large body of research and statistical evidence has been accumulated over the last ten years regarding the significant risk of bloodborne disease to healthcare workers. Similar kinds of risks exist regarding the transmission of disease from health workers to patients. Since the AIDS virus was discovered and blood testing became available in 1985, even greater awareness has been focused on these problems. The Company has focused its efforts on identifying occupational risks in the healthcare industry and providing solutions to various problems regarding these risks.

As noted, the bloodborne pathogens which have received the most attention are AIDS and Hepatitis. There are an estimated ten million people infected with the AIDS virus worldwide, and because of the nature of the disease, it is impossible to determine infected individuals with certainty, even with blood tests. Hepatitis is even more widespread and, according to medical experts, much more contagious. These diseases and others are transmitted via blood or bodily fluids and reports of infection through needlesticks, Sharps injuries, and skin to skin contact are accumulating. The American Hospital Association, in 1992, reported over 800,000 occupational needlestick injuries in the U.S. each year, and estimated that approximately 16,000 were contaminated by HIV. They also estimated that as many as 60 healthcare workers may become infected annually with HIV. as a result of occupational exposure. There have been estimates as high as 12,000 Hepatitis B infections annually to healthcare workers. A newer form of Hepatitis, Hepatitis C, is rapidly becoming even more important and more serious.

The Occupational Safety and Health Administration ("OSHA") now has strict guidelines for personal protective equipment, such as gloves, gowns, and eye wear. However, with a reported rate of glove perforation in surgery of up to 50%, sharps injuries (sharps injuries are injuries to health care worker or patient caused by suture needles, syringes, intravenous catheters, scalpels, screws, wires and other sharp instruments in the operating room) of up to 25% and concerns regarding the prevention of bloodborne pathogen transmission, healthcare professionals, workers and patients are requesting more protection. Most professionals agree that many sharps injuries in surgery are preventable with changes in techniques and the use of new devices and protective equipment.

The cost of these types of exposures is also a significant factor in the Company's business. The direct financial burden that facilities bear for medical evaluation and follow-up after a single needlestick injury is estimated from $200 to $1,200. This figure does not include indirect costs such as time lost from work, medical expense and potential liability loss. With annual expenditures in the U.S. on medical and surgical supplies estimated by current medical journals at more than 6 billion dollars annually, there would appear to be a large budget for safety-related products. Surprisingly, there have been few significant advances in new technology regarding bloodborne pathogens. The Company is focusing its research and development efforts directly on improvements in this area with operating room, infection control, and personal safety equipment product lines.

With an estimated 25 million surgical procedures and 4 million births annually in the U.S. alone, and a fertile international market as well, the Company is dedicated to the development of innovative protective equipment, efficiency related instruments, and cost efficient supplies for furthering the concept for cost conscious safety in healthcare. Marketing efforts will focus directly on approximately 100,000 obstetricians, gynecologists, and surgeons in the U.S., and over 8,000 hospitals and outpatient surgery facilities in the domestic market. Hospitals are under increasing pressure to evaluate and adopt the use of safety-related technology, especially with regards to sharps injuries. New regulations, hospital policies, and federal guidelines will encourage any efficient means of improving safety, especially with regard to HIV transmission.

Advanced Surgical Techniques

The Company has several products in development that are designed to contribute to the rapidly growing market of "minimally invasive surgery with increasing emphasis on small incisions, laparoscopy, laser treatment, and more efficient postsurgery convalescence. The Company believes that there is a significant demand for improved technology to facilitate these newly developed procedures. The Company has several concepts and projects in development related to this type of surgery, and many of the new product ideas presented to the Consulting Division by third parties are included in this group.

Womens' Health Care

The population of women over the age 50 is the fastest growing segment in world population trends. Over the next 15 years, the average female life span is expected to increase to 81.1 years. In 1993, according to current medical literature, there were an estimated 182,000 new cases of breast cancer in the U.S. Mammography is an integral part of early diagnosis of this disease and is accepted and recommended by the American Cancer Society, as well as numerous other medical organizations, as an essential part of women's regular health care. Breast cancer affects one in ten women. The current recommendations include baseline mammography between the ages of 35 and 40, with repeat procedures every one (1) to two (2) years between 40 and 50, and every year after the age of 50. Additional diagnostic procedures, such as ultrasound of the breast, needle aspiration, and breast biopsy are required frequently. In 1992, the National Health Interview Survey estimated that only 30% of women, 50 and older, had had a mammogram within the previous year. The American Cancer Society has set goals of increasing this percentage to 50% in the next five (5) years. Women's Diagnostic Center of Sarasota, Inc., plays a role in promoting breast cancer screening and awareness among its clientele, as well as its referring physician base, and provides availability of a quality examination and appropriate access to follow-up and treatment. Through aggressive, early detection measures and prompt initiation of effective treatment, medical experts believe mortality due to breast cancer could be reduced by as much as a third.

Current medical literature indicates that osteoporosis affects more than 20 million American Women. Medical statistics show that a woman's risk of developing a hip fracture related to osteoporosis is equal to the combined risk of breast, uterus, and ovarian cancer together. The data indicates that one (1) out of every five (5) persons with hip fracture will not survive for more than a year due to long-term disability and related problems. According to these sources, over $10 billion is spent each year on the cost of acute care associated with osteoporosis. Recently, the U.S. Goverment lent its support to the diagnosis and treatment of osteoporosis by allowing Medicare coverage for bone density testing.

Of all gynecologic related malignancies, medical authorities advise that ovarian cancer is the leading cause of death in the United States. According to such persons, the risk of a woman developing ovarian cancer in her lifetime is one
(1) in seventy (70), but certain patients with a family history may have as high as a 50% chance of developing this dreaded disease. Because of the diagnosis of ovarian cancer usually occurring at a late stage in the disease, there has been new technology directed towards early diagnosis. Vaginal ultrasound is a relatively new technique and according to the Company, has become one of the principal ways to screen certain high-risk groups for this type of cancer.

As described in numerous newspaper reports, there has been a significant controversy in recent years over the safety of silicone gel breast implants, and although the scientific data is still not conclusive, there appears to be a group of women with the implants who suffer from a number of health problems. As research continues and recommendations are being developed, Women's Diagnostic Center of Sarasota, Inc., has taken a leading role in offering evaluation and testing of patients with breast implants. Under the direction of nationally recognized breast surgeon experts, special mammography, breast ultrasound, and blood testing are being arranged to be available to patients and referring physicians through the Center, as well as appropriate follow-up treatment.

Medical Products Division
SutureMate(R)

SutureMate(R) is a first of its kind, patented, suturing safety device. It is multi-purpose, disposable, and has a variety of potential applications in numerous medical settings. It has three convenient features, including a foam needle cushion, a suture cutting slot, and a cautery tip cleaning pad. These features allow for an efficient one-handed suturing technique, which is advocated by occupational safety experts and avoids some of the high risk activity associated with suturing. One of the significant benefits of SutureMate(R) relates to the increased efficiency of the suturing process. With current technique, extra steps are required by the surgeon or the assistant in cutting the needle free of the suture thread and extra time and hand movements are required of the surgeon in manually adjusting needles while using a needle holder in most suturing processes.

SutureMate(R) was developed by the Company's founder, controlling shareholder and Chief Executive Officer, Dr. Michael Swor, a practicing surgeon. The product has been the subject of at least three independent medical research studies suggesting its efficacy and, according to the Company, has been well received by medical authorities. The Company is not aware of any comparable product on the market. New applications for its use are being devised regularly and several variations of the original product are in development, including a laparoscopic version, for use in the fast growing field of minimally invasive surgery. Additionally, dental, podiatry, microsurgical, and other variations, including commercial applications, are also in development. SutureMate(R) is currently manufactured by Manateck Plastics, Inc., doing business as Continental Plastics, as a third party manufacturer.

Prostasert

Prostasert is a patented, disposable, obstetrical/gynecological specialty device with many potential uses, including use for patients undergoing induction of labor, specifically providing vaginal application of a precise dosage of pharmaceutical gel to shorten and improve the labor and delivery process. Although simple in design, Prostasert is unique. It differs from its competitors by allowing for a more site-specific application and improved maintenance of the pharmaceutical gel used. This FDA-listed device is a specially designed medication delivery and maintenance system which allows a physician to deliver the proper dosage and maintain that dosage precisely. With over 4 million births annually in the U.S. alone, the Company estimates the potential market to be approximately 200,000 - 400,000 cases annually for this single indication. Alternate uses and other applications for this product are under development. This product is currently undergoing clinical trials. once completed the Company intends to make final engineering adjustments and then commence manufacturing for initial market entry in the United States by the end of 1995.

ICE-PAX (infection Control Equipment Pack)

The Company is researching patent protection for this unique specialty product and its accessory components. This belt is designed to carry various infection control-related products providing healthcare workers with easy access to personal protective supplies. The belt itself is a durable, reusable product with consumable supplies attached. The Company intends to market and sell this product primarily through catalogs, with a focus on distribution to nurses. The Company is in the process of developing arrangements with suppliers of the consumable supplies to be used in the belt. A prototype has been manufactured and the product is expected to enter the market before the end of calendar 1995 when agreements with potential manufacturers/suppliers are expected to be complete.

Prescription Protective Eyewear

The Company is currently negotiating the terms of an exclusive manufacturing and supply agreement with Morrison International, a Florida based manufacturer of optical products, for a new line of protective prescription eyeglasses co-developed by the Company that provide optically accurate vision correction and protection against blood or body fluid splashes. An average pair of prescription eyeglasses costs over $150. These eyeglasses are specially designed for healthcare workers with additional safety features such as their ultra light weight construction and side shields for splash protection. They sell for approximately $25, and can be ordered by mail. This product will be manufactured by Morrison International which will fulfill orders on behalf of the Company with expected sales by the Company through exhibit booths at medical conferences throughout the United States, through third party distributors and direct sales/mail order.

Infection Control and Health Care Data Systems

Several concepts for information systems and computer software have been developed by the Company and its infection control consultants and data systems personnel. These include Safety Track, a software program which is in secondary development, and is designed for occupational risk data monitoring, employee health data collection and management, OSHA reporting, and data centralization. Once completed, the system will be marketed to health care facilities with benefit to the Company through data organization and reporting to both health care facilities and health industry entities. Available systems, in the opinion of the Company, are incomplete and rudimentary. Future markets for this and similar products could include medical and dental offices and ancillary health care facilities.

Ongoing Research and Development

In addition, the Company's research and development group (currently consisting of two (2) persons) is actively working on in excess of twenty-five (25) additional products for the medical and health care community, all of which are in various stages of development, from prototype to patent. As previously noted, the SutureMate(R) product is currently commercially available in the marketplace today and the Prostasert and ICE-PAK products are poised for introduction prior to the end of 1995. The Company is also devoting a substantial amount of time to the research and development of products within distinct product lines. Substantially all of the products listed below have been designed, drawn, had preliminary market research conducted and have been submitted for review to the Company's patent counsel.

A. Operating Room Products/Advanced Surgical Techniques

         1. Variations of SutureMate(R) for more efficient use, including a laparoscopic version.
         2. Retracting scalpel handle.
         3. Scrub Safe, which is an instrument counting device.
         4. Surgical Drain Container, which protects drainage containers used in surgery.
         5. Cone Mate, a pathology-ready biopsy specimen case.
         6. Liquid Sterilization Container, a spill-proof vapor reduction model.
         7. Disposable Sponge Sticks, used for fluid sponging during surgical procedures.
         8. PathMate, Sharps transfer tray, designed to prevent sharps injuries.
         9. SharpsMate, a depository device for procedural trays.
    10. Protective Suture Thimble, protects the finger while suturing and aids in suture transfer.
    11. LoopMate, pre-ties suture knots for specific procedures.
    12. Spring Reapproximator, for laparoscopic reapproximation of tissue edges.

B. Obstetric/Gynecologic Products

         1. LeetzMate, a cone biopsy device.
         2. Circperfect, a custom kit for circumcision.
         3. Vagpack, a premixed pharmaceutical gauze/vaginal packing.
         4. Speculum reservoir, designed to control and measure excessive bloods or fluids.
         5. LAVH clamp, a specially designed instrument, for use in laparoscopic, vaginal hysterectomy.

C. Personal Protective-Related Products

         1. Prescription, protective eyewear accessories.
         2. HIV Kill, wipes designed for surface decontamination.
         3. Antiseptic wipes designed for hand and skin decontamination.
         4. Wipe dispensers, designed to hold the HIV Kill and hand wipes on walls for ICE-PAK.

D. Miscellaneous Products

         1. Smith Needleholder, a specially designed needleholder protects the user from the sharp end of the suture needle.
         2. The Troha(R) sponge numbering system - allows for easy counting of surgical sponges.
         3. The Cats(R) IV Catheter system - positions and holds the intravenous needle in place.
         4. The Troha(R) portable suction device - eliminates potentially hazardous vapors from the operating room field.
         5. The laparoscopic Knot system - allows for easy laparoscopic knot tying.

Distribution of Products

Although SutureMate(R) is currently the Company's only product in the marketplace, the Company expects to introduce prescription protective eyewear, Prostasert and ICE-PAK before the end of 1995. The Company has recently received an indication of interest from Devon Industries, Inc., a large national distributor of medical products, expressing a desire, subject to evaluation from its territory managers, to purchase exclusive rights to the SutureMate(R) product line in the continental United States. The Company is currently negotiating a strategic alliance with Devon Industries, Inc., which, if consummated, will include the distribution of the SutureMate(R) line of products within the United States. The Company is also negotiating a similar strategic alliance with Milex, Inc., a leading manufacturer and distributor of contraceptive diaphragms. The proposed strategic alliance will include the distribution of the Prostasert line of products within the United States.
Effective as of April 1, 1995 the Company entered into a Distributorship Agreement with Johnson & Johnson medical Pty Ltd. ("J&J") to exclusively sell this product in Australia, New Zealand, Papua, New Guinea and Fiji and an initial order has been placed by J&J. Under the terms of this agreement J&J has no sales quota for the first ninety (90) days and the parties are to agree, on or before July 1, 1995, as to a sales quota for the remaining term of the agreement. J&J has the right to terminate the agreement on sixty (60) days notice.

Effective December 1, 1994, for a period of one year, the Company entered into a Distributorship Agreement with ISC Group, a corporation organized under the laws of the country of Saudi Arabia, for the exclusive right to purchase, inventory, promote and resell SutureMate(R) in Saudi Arabia and the so-called "GCC Nations" (comprising the countries of Oman, Yemen, United Arab Emirates, Qatar, Bahrain and Kuwait). An initial order for this product was placed and shipped. Effective in March of 1995, the Company entered into a distribution arrangement with Medicor Corp., for the exclusive right to purchase and sell SutureMate(R) in the Netherlands. An initial order was shipped pursuant to this agreement in April of 1995. The agreement has no term and the parties are awaiting evaluation of the product in the marketplace.

The Company has recently received a proposed license agreement from Morrison International, Inc. with respect to the proposed sale, by the Company, on an exclusive basis, of protective prescription eyeglasses in the United States to hospitals, research institutions, doctors, nurses, surgical assistants and technicians. The Company has not yet determined whether the proposed terms of this agreement are in its best interests nor whether and to what extent such terms are negotiable.

Medical Products Consultation Division

Product Consultants -- "Concept to Carton"

The Company provides confidential consultation services to developers of medical products, primarily physicians, nurses and medical technicians who are generally inexperienced in design, prototyping and obtaining proprietary protection (patents) for, gaining regulatory acceptance (FDA) of and bringing new products to market which are beneficial to the healthcare community. These services include guidance in areas such as: new product development, engineering, market research, prototyping, patents, trademarks, copyrighting, FDA compliance, international issues, manufacturing, clinical trials, marketing, and distribution. The Company is currently providing such services to approximately ten (10) doctors, clinicians and other medical product developers. These services are paid for on a consulting basis. However, this program is designed to infuse innovative products into the Company's own product line and negotiations are currently in progress to obtain trade rights and patents for the most promising of these product ideas. It is expected that these arrangements will encompass the issuance of previously authorized but unissued Company shares of common stock, or options therefor, in exchange for patent rights, royalty arrangements and purchase of patents. Under this approach, the Company expects to expand its proprietary product line and develop an extended family of relationships with doctors, clinicians and other medical product developers. None of such arrangements are currently in place and no revenue has been generated from this division to date.

Data Systems Division

Infection Control and Healthcare Data Systems

Due to the emerging need for the development of safe practice strategies and healthcare worker monitoring, the Data Systems Division has evolved. This Division is active in developing various medical-related services, including an entire family of computer software applications, for the health care industry. These services are designed to educate healthcare professionals about occupational safety. The primary purpose of these computer software products and services is to simplify the tracking procedures of over 800,000 occupational needlestick injuries in the U.S., and to reduce the thousands of occupationally acquired HIV, Hepatitis, Tuberculosis and other infections that occur annually. The data system provides recommendations and recordkeeping regarding the Public Health Services occupational exposure strategy. This advisory is regularly updated and recommends when to test, what to look for, how to counsel, and appropriate treatment following a needlestick or infection exposure to a healthcare worker. The Company's infection control consultants and data systems personnel (three (3) in number) are involved in safety device evaluation, data management, exposure specificity, and employee health monitoring. They are updating and revising available systems designed to evaluate, track, organize, and manage infection control data for healthcare facilities. This data monitoring is required by new OSHA regulations. The systems also provide data collection and centralization of information. By centralizing data collection, the Company expects to facilitate consultation fees inasmuch as feedback to the member facilities will be provided on a consultative basis. The collective data will then be marketed to major health industry entities. The Company believes that this is a relatively new market and that available systems are incomplete and rudimentary. Because there are over 1,500 outpatient centers and close to 7,000 hospitals in the U.S., all of which are under regulatory pressure to improve occupational safety management, the Company believes that this is an area of potential significant growth if it can establish a market niche.

Educational Services

The  services  of this  division  are  expected  to include  providing  visiting lecturers, educational videos and related publications and seminars to healthcare professionals; the development of a surgical training center which will teach advanced safe surgical techniques and strategies;an annual International Surgical Safety Conference to be attended by healthcare professionals from around the world who will attend and participate in lectures, presentations and seminars conducted by leading experts in the area of surgical safety; and, providing independent safety audits and consultations to healthcare providers. The Company has also recently developed "State-Of-The-Art-Surgical Safety", a strategy for occupational safety in surgery and it is developing similar awareness programs and prevention strategies for other areas of the hospital. The Company has the support of several well-known infection control and surgery experts and will be enhancing this educational program by providing visiting lecturers, educational videos, related publications, and an occupational healthcare journal. The Company is also in the process of developing a training center for visiting healthcare workers to learn the latest in safety techniques and strategies and is in the process of hiring a medical educator to facilitate the expectations of growth in this division. It is in discussions with a leading national educator of health care workers and surgeons on safe surgical techniques to fill this position but no arrangements have been concluded to date. To date, all of the Company's work in this division has been developmental and no services have been marketed.

Product Utility Research

The Company has been retained to conduct several research evaluations of various proprietary medical products and has completed two of such projects and two (2) additional projects are ongoing. Based upon the initial evaluation of these products, the Company believes that one or more could be very successful and lead to additional business for the Company.

Women's Diagnostic Center, Inc.

On September 28, 1994 the Company's wholly-owned subsidiary, Women's Diagnostic Center, Inc. ("WDC") was incorporated and immediately acquired certain assets of Women's Ambulatory Services, Inc. ("WAS") for cash and a promissory note. The taxable income for WAS for the year prior to acquisition was in excess of $74,000 on revenues of approximately $590,000. Substantially all of the Company's revenues for 1994 were generated by WDC. See Exhibit D, footnote 2. The business of WAS (hereinafter referred to as "Women's Diagnostic Center" or "WDC") had been in operation since 1986 and was acquired by the Company in October, 1994 possibly as a result of the impact of the so-called "Stark Amendment", legislation which required referring physicians to divest themselves of the conflict created when referring patients to a medical facility in which they had a certain ownership interest.

WDC is operated by the Company's Health Care Facility Development and Management Division. It provides state-of-the-art medical diagnostic testing services and educational programs exclusively to women. These include mammography, ultrasound, bone density testing, and laboratory analysis, as well as a community education lecture series provided for the female patient. WDC attempts to provide these services in a secure, relaxed, and personalized manner in a comfortable facility by an all-female staff of professionals.

A specialized radiologist and consulting perinatology group provides test interpretation, and a nationally recognized laboratory provides laboratory testing with phlebotomy services on site. The facility is accredited by the American College of Radiology and is FDA approved. The Medical Director is Board certified and a Clinical Professor at the University of South Florida.

The acquisition of the business of WAS was premised upon several factors: (i) addressing women's health needs has traditionally lagged behind other specialties in the medical profession; (ii) the aging population in the U.S. and the greater longevity of women versus that of men has created a large segment of medically underserved patients; (iii) the Company believes that women seek out diagnostic testing when it is available, especially after recent endorsements from high profile spokespersons, such as Hillary Clinton, etc.; (iv) doctors, health care facilities, insurance companies and others have recently, on a regular basis, been publicizing the need for annual mammograms and diagnostic tests for bone density are now reimbursed under most health insurance policies including Medicare; (v) medical literature indicates that approximately one out of every nine women will develop breast cancer in their lifetime and a similar number will develop osteoporosis i.e. brittle bones, leaving long term health problems for many women, including hip fractures, immobility, need for assisted living, pneumonia, etc.; and (vi) according to medical literature there are ten million surgical procedures performed annually in the U.S., creating a need for simplified pretesting; (vii) obstetric statistics and the use of ultrasound testing. As a result of all of the foregoing, the Company consummated the WDS acquisition and believes that WDC has created a proprietary formula for successful operations in a rapidly expanding but underserved medical market niche. As described below, the Company plans to enter into joint ventures with other existing facilities in other markets with the WDC model as a franchise concept. The expansion concept is in the development phase as of the date hereof and discussions and negotiations are ongoing.

This division is based on the idea that, in today's health care market place, there is a significant opportunity and a real customer need for quality health care provided to certain niche markets by top management teams in facilities that have a quality and character that makes them state-of-the-art. The plan for numerous nationwide women's diagnostic centers have, as their cornerstone, the Company's Sarasota, Florida facility, which provides diagnostic care exclusively to women, in cooperation with private physician care. Women's health care, as a niche market, has now become a top priority in the medical community, due to the increased emphasis placed on health care for the mature woman, menopausal management, breast cancer, gynecologic care, and osteoporosis. With managed health care controlling or increasing as a percentage of the market, the Company believes that a "one-stop" packaged women's health care service is viewed favorably by health maintenance organizations, insurance companies, hospitals and health care providers.

WDC patients are encouraged to follow-up WDC's diagnostic services with their own personal physician and an emphasis is put on communication and cooperation with the physician referral base. The goal is to have all pre-operative testing performed at a single facility rather than having blood tests, x-rays etc.
performed at various sites by numerous different laboratories, doctors and technicians. The referring physician will receive one report from a single diagnostic center regarding all preoperative testing.

The Company believes that women prefer to have their medical care and diagnostic testing done in a facility that provides a sense of comfort, privacy, and cleanliness, which the Company believes is characteristic of Women's Diagnostic Centers. WDC's patients receive their physician care privately, outside of WDC. The Company then markets its diagnostic services directly to patients and physicians for the purpose of providing diagnostic care basic to women. This would include all of the testing described above.

The Company believes that this market is currently fragmented. WDC services an approximate 28,000 patient base, with a 200 physician referral base. This patient and referral base is expected to increase based upon implementation of advertising and marketing programs nd to provide a steady stream of stable revenue such that the Company will be able to sustain itself while continuing to develop its medical products and expand the operations of WDC as hereinafter described.

WDC's proprietary features include a data system program for tracking procedures and referral data, an organized, direct marketing program which solicits physician's input on suggested testing protocols, an in-house radiologist with special interest in women's diagnostics, a laboratory affiliation with a national laboratory, and on-site phlebotomy station. The Company believes that it has management expertise with a successful track record, and expertise in equipment selection, maintenance, and updating.

The current plan is to continue increasing patient volume and physician referral growth. Additional services are expected to be added, including fertility testing and diet and nutritional programs. Thereafter an expansion program into other markets is contemplated by joint venturing with existing facilities utilizing WDC's working model as a franchise concept of the enhancement of the joint venture facility. Compensation to the Company under this plan is anticipated to consist of an initial payment and a percentage of operations. WDC's facility is supported by an affiliation with the University of South Florida and major diagnostic testing manufacturing firms. The Company is also seeking support from Sarasota Memorial Hospital, and has affiliations with national women's health advocacy groups, such as the Jacobs Women's Health Institute.

With the help of a national network of breast surgery specialists, a similar plan for comprehensive breast care centers is in the concept and preliminary development stage. This type of center would be a potential addition to a women's diagnostic center and could provide, at the minimum, breast examination and mammography with breast ultrasound, and potential added services, such as fine needle aspiration, stereotactic needle biopsy, open breast biopsy and advanced surgical treatment, breast cancer therapy, and the full range of reconstructive surgery, adjunctive medical treatment and ancillary services. Dr. Gail Lebovic, author of "Developing a Breast Cancer Center" from the textbook, "Breast Cancer", has provided significant input to Company management and has offered continuing support for the development of a primary breast cancer center in the Sarasota County area. The Company believes that it will also have support from local surgery specialists and intends to offer a special niche service in this area for the evaluation and treatment of women with health-related problems associated with silicone gel breast implants, another area which Dr. LeBovic specializes in. However, these are long term plans which are not expected to be implemented in the near future.

The Company currently employs six full time persons to operate WDC and if the Maximum Offering proceeds are raised, approximately $500,000 will be utilized to expand the operations of WDC, a portion of which (amounts not yet determined) will assist in its developmental activities during the next twelve months.

Market Segments

On the product side of its business, the Company intends to concentrate on innovative ideas and products to improve occupational safety and advanced surgical techniques in the medical field primarily. The Company believes that its medical safety niche will be especially attractive because of its relatively recent development and rapid growth potential. Because of recent OSHA regulations and mandates from governmental agencies, such as the Centers for Disease Control ("CDC") and the National Institutes of Health, there is a rapidly growing awareness of occupational safety-related problems and a significant amount of resources are being concentrated by healthcare facilities and healthcare workers into devising new methods for protecting employees and patients. There already exists two major professional organizations which have devoted a large share of education towards these problems: The Society of Hospital Epidemiologists of America and the Association of Practitioners and Infection Control, and more recently combined efforts of the American College of Surgeons and the CDC are concentrated on new developments in healthcare worker safety related to Hepatitis, HIV, and Tuberculosis. A growing body of research is accumulating related to previously recognized, as well as more recently discovered risks in this area and the Company believes that it has a ground floor position to provide education, consulting, and research and development into this active collaboration of expertise. The Company believes that the public is barged daily with reports of cases of infectious disease transmission in the healthcare field, and according to research, has proven ready to support efforts to reduce these risks.

Customer Profile

On the product side of its business, the Company's customers are the healthcare workers worldwide who are at risk due to the requirements of their job, more specifically, those healthcare workers who are exposed to potentially terminal diseases in their daily workplace.

The Company's products in development are divided into specific lines and each customer profile varies somewhat from line to line. The Operating Room and Advanced Surgical Techniques product line is comprised of disposable safety devices for use in the operating room. The customers or decision markers in this particular line consist mostly of surgeons and nursing staff. These customers are impacted the most by the use of these products. Other influential people in the operating room are directors of surgery and surgical services, scrub technicians, and surgical product procurement agents.

The customer profile of the next line, OB/GYN products, consists mostly of physicians specializing in obstetrics and gynecology, and their hospital and office staff. These customers are the decision makers with regard to OB/GYN products and are also very involved in evaluating operating room related items which they are exposed to in the surgical setting.

The Infection Control Line is designed to be marketed to Infection Control Supervisors nationwide. This customer group is most active in investigating what safety products and techniques are available commercially in their particular facility. This group also serves as educators of the hospital staff in safety products and techniques designed to reduce the overall exposure to bloodborne pathogen infection.

The Personal Safety Line is designed to be beneficial to many types of healthcare workers. These items will be marketed to specific department supervisors. These supervisors are expected to educate the personnel in their department as to the product's availability and utility. There are also commercial and industrial markets that variations of these products would be marketed to.

The Educational and Consulting Division is comprised of a variety of healthcare related services which will be marketed to physicians and hospital personnel, especially training oriented customers.

The Company is concentrating its promotional and educational efforts on the knowledgeable "inner circle" of researchers involved in the transmission of bloodborne pathogen infection in the operating room and related areas. These individuals are recognized as the leading authorities on this fast growing "hot topic" and are looked upon as leading authorities in educating the healthcare community on the latest advances in this area. The Company believes that once the experts are familiarized, then the other educators and leading edge practitioners of state-of- the-art surgical safety will understand its products and their utility. Ultimately, the major customer base influenced by this process will be the students and physicians in training. This group is expected to annually migrate to the marketplace and request the use of SutureMate(R)and other Company devices for all appropriate applications. These customers are expected to be particularly driven to seek out sensible economic alternatives to common day medical practice since they have been brought up in an environment in which bloodborne pathogens are prevalent. All groups (customers) described herein are influenced by recent mandates from OSHA and the CDC that encourage hospitals to seek out and evaluate safety devices for potential risk reduction and usefulness.

Overall, the medical safety industry is fledgling, and with new regulations health-related workers and administrators are expected to be actively looking for cost effective answers to managing occupational risks. Given the increasing prevalence of Hepatitis, HIV, the discovery of new bloodborne illnesses, and the increasing concerns of healthcare staff, the Company believes that it is in the process of establishing a niche in an industry that is expected to grow substantially.

Competition

The Company believes that it is in the process of developing products that have no current competition in the marketplace because of their unique features and because they are intended to fill an existing recently identified need. All of such products will be conceived and based upon new safety and efficiency considerations for the healthcare worker. They are uniquely designed to be innovative, leading edge products. If the Company can accomplish this goal, it will allow it to satisfy customer needs for a safer work place with little competitive considerations upon initial introduction in the market. However, it is a virtual certainty that competitors with more experience and resources will enter this field and attempt to design around the Company's patented products.

The Company estimates that Devon Industries Inc. sells approximately 50% of all safety devices to the medical industry. Devon's product line is comprised of approximately three hundred products. Many other device companies market these same products with only slight variations. Other competitors include major suture manufacturers, e.g. Ethicon, Inc., and chemical companies that market solvents that claim to be useful as barrier protection to bloodborne pathogen infection. The Company believes that its competition in the data services line, when launched, will initially be limited. The only known entrant in this field has developed a single system designed to track and report bloodborne pathogen exposures in the healthcare setting.

Although the Company is in a very early stage of its development, it believes that it can create a sales force (other than the distribution arrangements previously described, none currently exists), both direct and contract, with substantial knowledge of healthcare worker safety issues and that this knowledge base will give it a competitive advantage once it develops its products and has sufficient funds to manufacture and market them. Notwithstanding the foregoing, there is no assurance that the Company will be able to supply products and services needed in the marketplace. Many other companies are knowledgeable in this area and they have much more experience and resources than does the Company. Investors are specifically referred to RISK FACTOR #8 regarding competitive conditions in this industry.

Geographic Market Factors

The initial market areas for the product side of the business will be the major metropolitan centers in the U.S. and abroad that presently have large teaching programs, higher disease prevalence, and acute problem awareness. Entry into these target areas is expected to significantly ease general market penetration. The Company has a preference toward licensing deals with broad coverage and intends to utilize international specialty distributors to assist in quicker market in-roads until it can create and expand its own sales network. The Company plans to export its products worldwide to markets including Europe, South America, Asia, the Mid-East, and the Pacific rim. As noted, it has recently entered into an exclusive distributorship agreement with Johnson & Johnson Medial Pty Ltd. with respect to the territories of Australia, New Zealand, Papua, New Guinea and Fiji; with Medicor Corp. with respect to the
Netherlands and with the ISC Group with respect to Saudi Arabia and the so-called GCC Nations.

Barriers to Market Entry

The typical barriers to a newcomer to the medical product business are both internal and external. Internal barriers include financing, training, the cost of research and development, tooling, manufacturing, and marketing. External barriers include patent or trade secret protection, regulatory approvals (i.e., FDA), and competitive reaction. Product acceptance, in the case of new proprietary products, can be a large barrier due to the educational process involved in teaching surgeons and nurses a new technique. Due to this factor, product acceptance may be a longer process in some cases. All of the foregoing apply to the Company and entities not currently established in this business.

Market Strategies

The Company's safety-related products and services are intended to be sold to hospitals nationwide and abroad. The Company believes that its research will enable it to identify customer's specific safety concerns and needs. Much of this useful customer feedback is obtained in the healthcare setting in hospitals. Another important source of information for product development is the interaction with surgeons and nurses at the various conferences the Company has attended and expects to continue attending. These are unique opportunities to converse with hundreds of surgeons or nurses over a short period of time (intense marketing research). In this setting, the healthcare workers are typically looking for new products and alternatives that offer a safer and more productive work environment. The Company's research to date is based upon interaction with over 2,000 physicians and 1,000 nurses. It has also developed a network of professional opinions, including input from industry, infection control, risk management, and administration. The Company's initial product, Suturemate(R), was originally licensed to a U.S. based medical marketing company for distribution in continental United States. The Company was dissatisfied with the marketing performance of this licensee, terminated this arrangement in 1994 and pending an anticipated arrangement with Devon Industries Inc., the Company is marketing the product in the U.S. directly. The remainder of the Company's products and services will be sold through national distributors that employ their own sales force, manufacturer representatives, catalog sales, and direct from the Company. Additionally, the Company plans to hire a full time in-house sales person to facilitate customer service, quality assurance, and re-orders. The Company's direct customers will be periodically telephoned to accommodate this follow-up program.

Other methods of marketing include: educational alerts, price versus cost evaluation, comprehensive product and service support, promotional exhibits, industry and specialty publications, and speaker sponsorship.

Customer Interaction - Product Business
Sales Order Process

For in-house sales and for direct and distributor sales, the Company's sales department (consisting of 2 persons) will work exclusively by telephone for follow-up on direct mailings, customer re-orders, customer service issues, quality, or warranty issues. These calls are expected to be initiated by the customer as a result of a direct mailing to be made from the Company's office. Mailing lists consist of surgeons and nurses who have seen the products at conferences (trade shows) or at hospitals, and have requested that their hospital purchase a trial supply. Orders are expected to be closed by Company personnel at its administrative and sales office. A customer sales order or purchase order will confirm the order. Once the order is received by the sales department, the order will then be given to order entry. The order entry process is expected to be facilitated by a point of sale accounting system. A shipping ticket and invoice will then be computer-printed. A shipping ticket will then be faxed in batches to the manufacturer warehouse, where the shipment will be made and confirmed by the order entry department. Once the shipping confirmation is received by order entry the invoice will be mailed to the customer.

Order Fulfillment

After an order is received and shipped to the customer, quality satisfaction is expected to occur several ways. All products carry a money back guarantee for any unused portion of product returned to the main office. In addition, instructional materials in the form of written literature, including pictures or photographs, and or video tape on certain products are included with each initial order at no charge. Third, a Company representative will contact the customer by telephone to answer any technical questions, handle any quality or warranty problems, and facilitate a re-order. Furthermore, automated mailing systems immediately follow-up each new sale with a thank you letter which includes a toll free number for customer convenience of re-order and to answer any questions or provide any technical support. This same system will send out periodic letters to the customer providing the same type of support as described above.

Advertising and Promotions

The Company will promote its Operating Room, OB/GYN, and infection control lines at several conferences held nationwide. The Company currently exhibits and demonstrates safety-related product lines and services, enabling it to make contact with surgeons, nurses, administrators, infection control, and risk management supervisors, who attend from the U.S. and abroad. Its planned computerized automated mail system is intended to allow it to contact the healthcare worker or facility for order or informational follow-up in a timely manner. These contacts are also included in the database for periodic follow-up and new product informational mailings.

Promotional efforts will be enhanced by an advertising plan which will commence with a nationwide press release. This program will commence with release in the State of Florida. Some of the periodicals will include Florida Trend, Miami Herald, Orlando Sentinel, Tampa Tribune, Palm Beach Post. Next, the national press, including Wall Street Journal, New York Times, Los Angeles Times, San Francisco Chronicle, Chicago Tribune, Washington Post, Houston Post,
Philadelphia Enquirer, Atlanta Journal & Constitution, Boston Globe, Dallas Morning News, San Diego Union Tribune, Baltimore Sun, Oakland Tribune, and Detroit Free Press. Finally, the wire services such as AP, UPI and Reuters.

The Company also expects to sponsor, through WDC, a "Women's Health Care Issue Speaker Series" as an educational effort for both physicians and patients and a Physicians Seminar Series to Educate physicians about WDC and the services it provides.

Upon receipt of the Maximum Offering, the Company will allocate approximately $250,000 for its advertising budget for 1995-1997. The products and services will get exposure in professional journals specializing in targeting surgeons, nurses, clinicians, infection control and risk management personnel, purchasing, and administrators. Some of the journals include Journal of the AORN, various surgery and OB/GYN medical journals, and the American Journal of Infection Control. Direct mail sales and advertising will also be used to target specific groups to promote Company products. The computer automated mailing system will enable the Company to penetrate specific targets, follow-up with potential customers and clients, and update the pertinent customer information for a continuing data base management.

Selling Methods
Outside Sales Force

Unless and until the Devon Industries Agreement is in place, the Company will continue to sell its products direct to hospitals in the U.S. It is possible that the Company will utilize the network of manufacturers representatives that exist in the medical product marketplace. These salespeople typically have geographical territories that they are responsible for. They have an established relationship with surgeons, nurses, etc., depending on their work experience and the lines they currently represent. This allows for an immediate introduction to the key audience who are ultimately the decision makers. Manufacturers representatives are best suited to the Company for products enhanced by it, not designed from inception. This is so because, in the opinion of the Company, with their limited time availability, they are best ad distributing a product which has been generally accepted in the medical market place. A manufacturers representatives will typically earn between six and ten percent sales commission, depending on the product and market mix. Manufacturers representatives typically do not inventory product, thus any orders gained, will be phoned, faxed, or mailed to the Company or appropriate dealer and distributor for order entry. Upon receipt of order, a shipping order will be forwarded to the producing facility for immediate shipment to customer sales representatives to follow-up with customers, provide technical support, and administer subsequent reorders.

The sales representatives will be trained on the technical aspects of the particular product sa it relates to sales by Company personnel. A formalized training module must be successfully completed prior to engaging in the sales of Company products. Representatives will be continually updated with recent sales results, sales achievements, technical enhancements or modifications, research statistics, journal articles, etc. as part of the on-going training and educational process.

The distribution network will also include a group of regional specialty distributors, who normally concentrate on a limited number of specialties. This allows for a concentrated sales effort targeted by specialty and geographic region. Typically, distributors inventory product and deliver direct customer or work with the preferred vendors for Just-In-Time (JIT) delivery.

The Company will also solicit orders through direct mail sales and advertising by targeting specific market groups. This will be achieved using the Company's computer automated mailing system. This is expected to enable it to penetrate specific targets, follow-up with potential customers and clients, and update the pertinent customer information for a continuing data base management. The customer follow-up will be handled by in-house sales staff. Orders obtained can be shipped from in-house inventory or warehousing arrangements. The Company will also obtain sales of products through catalogs. These orders will be handled similar to direct mail sales.

In summary, the Company's U.S. based distribution network for product sales, in order of importance, will be national distributors, regional distributors, manufacturers representatives and direct sales. As to sales by WDC, the Company is currently training one person to go out in the community to promote the services of this subsidiary.

International Sales

The Company's international sales will be handled through a network of dealers and distributors of medical devices, who typically service an entire foreign country or substantial portion thereof. This international network allows for operating room, OB/GYN, and infection control market coverage in specifically targeted countries abroad. As previously noted, effective as of April 1, 1995, the Company entered into one such agreement with Johnson & Johnson Medical Pty Ltd. for the exclusive sale of the SutureMate(R) product in the territories of Australia, New Zealand, Papua, new Guinea and Fiji and, as noted with ISC Group to exclusively distribute the SutureMate(R) product in the territories of the Netherlands and Saudi Arabia and the so-called GCC Nations, respectively. To date the initial order for this product under the J&J agreement aggregates approximately $70,000. Only minimal orders have been received and product shipped under the other two agreements.

Sales Management

Sales from licensing agreements, direct sales and arrangements with dealers and distributors (both foreign and domestic), manufacturers representatives, and catalogs will be managed by Company personnel, including all sales for WDC.

Service and Delivery

Direct Company accounts will be serviced by telephone and mail. These accounts will be stored in the Company's computer data base and turned over to distributors who receive exclusives on particular territories. The system will forecast the next delivery of product and automatically initiate a mailing to the customer. The customer will be posted to a daily list for telephone follow-up. This mailing will request written answers on the quality of the product, service, support, etc. Customers sold through the network of distributors and manufacturers representatives will be serviced by their respective sales people. Company personnel are available for technical and sales support.

Company products will typically be delivered by UPS or common carrier. The Company is working initially with contract manufacturers who warehouse and provide inventory control for "just in time" delivery to hospitals. The customer is billed direct for the shipping charges and is asked for a shipping preference while placing the orders. Orders can be delivered to a centralized warehouse or marked for inside delivery for medical office safety products, if required. If the Plastics Company acquisition is consummated this procedure will change. See Exhibit D.

Government Regulation

Regulation by governmental authorities in the United States and foreign countries is a significant factor in the development, manufacture and marketing of the Company's proposed products and services and in its ongoing research and product development activities. It is anticipated that virtually all of the Company's products will require regulatory approval by governmental agencies prior to commercialization. These products will be subject to rigorous manufacturing controls and clinical testing approval procedures by the FDA and similar regulatory authorities in foreign countries. Various Federal statutes and regulations also govern or influence the testing, manufacturing, safety, labeling, storage and record keeping related to, and the marketing of, such products. The process of obtaining these approvals and the subsequent compliance with appropriate Federal statutes and regulations require the expenditure of substantial time and financial resources. Any failure by the Company or its collaborators, licensors or licensees to obtain, or any delay in obtaining, regulatory approval could adversely affect the marketing of products developed by the Company, its ability to receive product or royalty revenues, and its liquidity and capital resources.

It is anticipated that many of the Company's products, as presently contemplated, will be regulated as medical devices. Prior to entering commercial distribution, all medical devices must undergo FDA review under one or two basic review procedures: a Section 510(K) premarket notification ("510(k)") or a premarket approval application ("PMA'). A 510(k) notification is generally a relatively straightforward filing submitted to demonstrate that the device in question is "substantially equivalent" to another legally marketed device. Approval under this procedure is typically granted within 90 days if the product qualifies, but can take longer. When the product does not qualify for approval under the 510(k) procedure, the manufacturer must file a PMA which shows that the product is safe and effective based on extensive clinical testing among several diverse testing sites and population groups, and shows acceptable sensitivity and specificity. This requires much more extensive prefiling testing than does the 510(k) procedures and involves a significantly longer FDA review after the date of filing.

Under the current regulatory scheme, any therapeutic products developed by the Company will be subject to regulation by the FDA and will require FDA approval before they may be commercially marketed for human therapeutic use in the United States. The precise regulatory requirements with which the Company will have to comply are uncertain at this time due to the variety of products currently under development in the industry. The Company believes that any therapeutic products to be developed by it will be regulated either as biological products or as new drugs. New drugs are subject to regulation under the Federal Food, Drug, and Cosmetic Act, and biological products, in addition to being subject to certain provisions of this Act, are regulated under the Public Health Service Act. Both statutes and the regulations promulgated thereunder govern, among other things, the testing, manufacturing, safety, efficacy, labeling, storage, recordkeeping, advertising and other promotional practices involving biologics or new drugs as the case may be. FDA approval or other clearances must be obtained before clinical testing, and before manufacturing and marketing, of biologics or other products. At the FDA, the Center for Biological Evaluation and Research ("CBER") is responsible for the regulation of new biologics and the Center for Drug Evaluation and Research ("CDER") is responsible for the regulation of new drugs.

Obtaining FDA approval for therapeutic products has historically been a costly and time consuming process. Generally, in order to gain approval from the FDA, a developer first must conduct preclinical studies in the laboratory and in animal model systems to gain preliminary information on a product's efficacy and to identify any major safety problem. The results of these studies are submitted as a part of an Investigational New Drug ("IND") application, which the FDA must review before human clinical trials of an investigational drug can start. The IND application includes a detailed description of the clinical investigations to be undertaken.

In order to commercialize any therapeutic products, the Company must first prepare and file an IND application. It must act as the sponsor of product testing and will be responsible for planning, initiating and monitoring human clinical studies which must be adequate to demonstrate safety and efficacy. The Company will be responsible for selecting well-trained physicians as clinical investigators to supervise the administration and evaluation of the new products. The Company, however, will bear the responsibility for monitoring the studies to ensure that they are conducted in accordance with the general investigational plan and protocols contained in the IND. Human clinical trials are normally done in three phases. Phase I trials are concerned primarily with the safety and preliminary effectiveness of the drug, involve fewer than 100 subjects, and may take from six months to over a year. Phase II trials normally involve a few hundred patients and are designed primarily to demonstrate effectiveness in treating or diagnosing the disease or condition for which the drug is intended, although short-term side effects and risks in people whose health is impaired may also be examined. Phase III trials are expanded clinical trials with larger numbers of patients which are intended to gather the additional information on safety and effectiveness needed to clarify the drug's benefit-risk relationship, discover less common side effects and adverse reactions, and generate information for proper dosage and labeling of the drug. Human clinical trials generally take four to six years, but may take longer, to complete.

The FDA receives reports on the progress of each phase of human clinical testing, and it may require the modification, suspension, or termination of clinical trials if an unwarranted risk is presented to patients. There can be no assurance as to the length of the clinical trial period or the number of patients the FDA will require to be enrolled in the clinical trials in order to establish the safety, efficacy, and potency of the Company's products. In addition, it is uncertain that the clinical data generated in these studies will be acceptable to the FDA to support marketing approval.

After completion of clinical trials of a new therapeutic product, FDA marketing approval must be obtained. If the product is regulated as a new biologic, CBER will require the submission and approval of both a Product License Application ("PLA") and an Establishment License Application ("ELA") before allowing commercial marketing of the biologic. If the product is classified as a new drug, the Company must file a New Drug Application ("NDA") with CDER and receive approval before commercial marketing of the drug. The NDA or PLA must include results of product development, preclinical studies and clinical trials. The testing and approval processes require substantial time and effort and there can be no assurance that any approval will be granted on a timely basis, if at all. NDAs and PLAs submitted to the FDA can take, on average, two years to receive approval. If questions arise during the FDA review process, approval can take longer. Notwithstanding the submission of relevant data, the FDA may ultimately decide that the NDA or PLA does not satisfy its regulatory criteria for approval and require additional clinical studies. Even if FDA regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions.

The Company's business is also subject to regulation under state and Federal laws regarding environmental protection and hazardous substances control, including the Occupational Safety and health Act, the Environmental Protection Act, and Toxic Substance Control Act. In 1992, the U.S. Congress expressed increasing interest in the issues of sharps injuries. The House Subcommittee on Regulation held hearings regarding needlestick injuries and the implementation of mandated guidelines on safer medical devices. However, the Company is unaware of any bills currently pending in Congress on this issue. The Company believes that it is in material compliance with these and other applicable laws and that its continual compliance therewith will not have a material adverse effect on its business.

Patents

The Company's first medical device patent is U.S. Patent No. 496893, issued on November 3, 1990 for SutureMate(R) a unique surgical suturing device, for its suture cutting and needle rest utility. Additional patents (Patent No's. Des. 353, 672 and 5,385,569) were issued on December 20, 1994 and January 31, 1995 for surgical accessories to SutureMate(R) for both design and utility.

Prostasert is the Company's second medical device on which a patent was issued. This patent, U.S. Patent No. 5,364,375 was issued on November 15, 1994 for a unique device designed to introduce and maintain a precise amount of pharmaceutical material to the uterine cervix, and upper vagina.

FDA Approval

On May 26, 1993, the Company received notifications from the Department of Health and Human Services, Food & Drug Administration that the 510(K) notification of intent to market device related to SutureMate(R) had been received and reviewed, and the FDA had determined that the device is substantially equivalent to the devices marketed in interstate commerce prior to May 28, 1976. The receipt of this letter allowed the Company to immediately begin marketing and selling SutureMate(R). The Prostasert device was listed with the FDA on June 2, 1994.

Trademark

The trademark registration for SutureMate(R) and design of thread line before and after work with needleholder holding suture needle and thread was filed on July 1, 1993 and became registered on April 5, 1994.

Employees

As of the date of this Private Offering Memorandum, the Company employs 11 persons on a full time basis, six of whom are employed at the Company's WDC subsidiary. Such personnel are engaged in research, management, operations and sales and the Company considers its relationship with such persons to be excellent. The Company also has a Scientific Advisory Board which assists in providing awareness as to marketplace needs and product and service research. The members of the Scientific Advisory Board and their area of specialization are listed below as follows:

Scientific Advisory Board

         1. Dr. Marguerite Barnett, M.D., Plastic Surgery, Venice Hospital, Venice, Florida.
         2.       Dr. Mark Davis, M.D., OB/Gyn, DeKalb Hospital, Atlanta,
Georgia.
         3. Ms. Donna Haiduven, R.N./CIC Infection Control, Santa Clara Valley Medical Center, San Jose, California.
         4. Dr. Randi Kauffman, M.D., Womens' Diagnostic Center of Sarasota, Inc., Sarasota, Florida.
         5. Dr. Gail Lebovic, M.D., Breast Surgery, Founder, Bay Area Breast Center, Palo Alto, California.
         6. Dr. Neil Pollack, M.D., Ob/Gyn, Womens Care Specialists, Sarasota, Florida.
         7. Dr. Michael Shroder, M.D., Ob/Gyn, Women's Care Specialists, Sarasota, Florida.
         8. Dr. Galen Swartzendruber, M.D., Ob/Gyn, Women's Care Specialists, Sarasota, Florida.
         9. Dr. G. Michael Swor, M.D., Ob/Gyn, Women's Care Specialists, Sarasota, Florida
         10. Ms. Sharon Tolhurst, R.N., Sarasota Memorial Hospital, Sarasota, Florida.
         11. Dr. John Reeder, M.D., General Surgery, 1921 Waldemere St., Sarasota, Florida.
         12. Dr. George Maroulis, M.D., Professor, University of South Florida, Department of OB/GYN, Chief, Division of
Endocrinology.

Additional employees are due to commence employment upon successful completion of the Maximum Offering. Most of the Company's employees will be engaged directly in research and development and related sales activities. By the end of December, 1995, the Company expects to have hired approximately three (3) full-time employees,most of whom will be involved in research, development and related sales activity. However, if only the minimum amount of proceeds of this offering is raised, the Company will not hire any additional personnel. Additionally, the Company expects to continually engage others as consultants.

Facilities

The Company has leased approximately 750 square feet of office space at 434 South Washington Boulevard, Sarasota, Florida. The Company began occupancy of such space on December 17, 1992. Its current lease is on a month to month basis. Upon receipt of proceeds from the Maximum Offering, the Company expects to commence leasing additional square feet in another location. The Company believes that these facilities will be sufficient for the next several years. Should the Company consummate the Plastics Company Acquisition, the assets to be acquired will encompass warehousing space anticipated to be sufficient to satisfy the Company's needs for the next several years. The Company's WDC subsidiary has leased approximately 1,750 square feet at 1801 Arlington Street, Sarasota, Florida. Its current lease is for a period of one year expiring in January of 1996 and is deemed adequate for its needs until expansion in accordance with the plans described herein.

Legal Proceedings

The Company is not a party to any legal proceedings.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

         The following table sets forth certain information concerning the directors, executive officers and key employees of the Company as of March 31, 1995:

       Name                             Age                      Position

Directors and Executive Officers:

G. Michael Swor, M.D                    37                    Chairman of the
                                                             Board, President,
                                                              Chief Executive
                                                             Officer & Primary
                                                             Medical/Technical
                                                                  Advisor
James D. Stuart                         37                    Executive Vice
                                                             President, Chief
                                                             Operating Officer
                                                               and Director
Chris J. Norcia                         37                    Vice President,
                                                                Operations
Thomas DeCesare                         62                       Director
David W. Swor                           62                       Director
Samuel D. Norton                        35                       Director
Irwin J. Newman                         47                       Director

Key Employees and                                                Area of
Consultants                                                   Responsibility

Donna Haiduven                          40                  Infection Control
Robert Norcia                           36                  Computer Systems
Robert Hazzard                          57                    Engineering/
                                                             Manufacturing
Dotty Broome                            53                  Manager, Womens'
                                                           Diagnostic Center

All directors hold offices until the next annual meeting of stockholders or until their successors have been elected and qualified. Officers are appointed to serve, at the discretion of the Board of Directors, until their successors are appointed. There are no family relationships among executive officers or directors of the Company except as indicated below.

Dr. Swor is the founder of the Company and has served as President, Chief Executive Officer and Chairman of the Board of Directors since June 1, 1992. Dr. Swor has been in private medical practice for the past fourteen years, functioning as an obstetrics and gynecology surgeon in the State of Florida. He is also a Board Certified senior partner since 1985 of Women's Care Specialists of Sarasota, a private clinic specializing in women's health. He is also an assistant clinical professor at the University of South Florida College of
Medicine, and is an active member of numerous professional organizations including the American College of Obstetricians and Gynecologists, the American College of Surgeons, the Florida Medical Association, the Sarasota County Medical Society and several surgical and infection control related organizations. He has been involved in numerous research projects and has contributed to numerous professional publications with a special interest in new surgical advances and the development of new surgical techniques and improved safety strategies for health care professionals and their patients. He has been instrumental in initiating numerous innovative programs and technical advances in the Sarasota Medical Community. Dr. Swor oversees research and development, including product design and acts as product-user liaison for the Company. He is Medical Director at WDC and was an original investor and developer of the WDC concept. Dr. Swor also serves as Chief Medical/Technical Advisor and plays a major role in long range planning.

Mr. Stuart has been Vice-President and Chief Operating Officer of the Company since June 1993, and is responsible for new product development and the marketing thereof. He graduated from the University of South Florida with a B.A. in Marketing in 1981. Prior to his employment by the Company he was employed in South Florida by Liquid Air Corp., the world's largest medical and industrial gas company where he functioned as Program Manager for the period March 1986 to June 1993.

Mr. Norcia has been Vice President of Operations since March 1994. He manages corporate operations on a day-to-day basis and is the Director of Management Information Systems. He graduated from the Air Force Institute of Technology where he received an M.S. in Information Resources Management in 1988. He is also a graduate of the University of South Florida, where he received a B.A. in english in 1981. Prior to his employment with the Company he was employed by the U.S. Air Force which was engaged, among other things, in management information systems where he functioned as Program Manager for the period March 1985 to September 1992. Mr. Norcia's professional affiliations include numerous managerial, computer, and governmental associations. He has developed numerous office automation programs for the U.S. Air Force and has extensive experience in Project Management, Process Improvement, Systems Implementation and Total Quality Management.

Mr. DeCesare has been Mayor of Maderia Beach, Florida since April, 1991. He recently retired as a Vice-President with Metropolitan Life Insurance Company having been employed at such firm since 1959 where he functioned as a management executive.

Mr. David W. Swor has been a real estate broker and developer in Ft. Myers, Florida since August 1974. Mr. Swor is the father of G. Michael Swor, M.D.

Mr. Norton, an attorney specializing in business and real estate law, has been the senior partner in the firm of Norton, Gurley and Hammersley, P.A. in Sarasota, Florida since 1987.

Mr. Newman, an attorney, has been a principal of Jenex Financial Services, Inc., a diversified financial business which raises money for small and medium sized companies, since October 1993. Prior thereto and from March 1988 to September 1993, he was Vice President and General Counsel of Boca Raton Capital Corporation, a diversified investment company.

Ms. Haiduven, has been the Infection Control Supervisor at Santa Clara Medical Center in San Jose, California since 1986. Ms. Haiduven has published numerous articles and presented numerous papers at national and international medical conferences on the subject of Infection Control. She is currently conducting a study on the effect of a one handed surgical suturing device on decreasing needlestick injuries and glove perforations and increasing efficiency of the suturing procedure. Her services on behalf of the Company consist of infection control consulting for which she is paid a consulting fee in the form of options to purchase Company stock.

Mr. Robert Norcia is a data processing professional with over fifteen years experience developing large scale software applications. For the past eight years, Mr. Norcia has been employed as a Senior Systems Engineer for GTE Data Services, a Fortune 100 telecommunications company. Mr. Norcia is the brother of Chris J. Norcia. His services on behalf of the Company consist of software engineering for which he is paid a consulting fee in the form of options to purchase Company stock.

Mr. Hazzard is a mechanical engineer with twenty-five years experience in the plastics industry. He has been President of Continental Plastics, the SutureMate(R) contract manufacturer and provides, on a fee basis, on-going technical consulting leading towards new product development.

Ms. Broome has managed the day to day operations of WDC since its purchase by the Company in 1994. Prior thereto, she managed a plastic surgery practice for 14 years and an orthopedic practice for 4 1/2 years.

Executive Compensation
Summary of Cash and Other Compensation

         The following table provides certain summary information concerning the compensation earned for services rendered in all capacities to the Company for the fiscal year ended December 31, 1994, by the Company's Chief Executive Officer and each of the other three executive officers whose salary and bonus for such fiscal year was in excess of $40,000 (collectively, the "Named Officers"):


SUMMARY COMPENSATION TABLE

                                                                                   Long Term
                                                                                  Compensation
                                                                                     Awards

                                                                        Number of
Name Principal                           Annual Compensation            Securities              All Other
 Position and                        Salary(1)           Bonus          Underlying             Compensation
 Year Joined                           ($)                ($)           Options (2)                  ($)
--------------                      ----------          ------          -----------               --------

G. Michael Swor,
M.D. - . . . . . .                  $     0            $     0         4,008,501(a)                 7,200/yr.
  Founder, President
  Chief Executive
  Officer and
  Chairman of the
  Board

James D. Stuart -
1993 . . . . . . .                  $ 45,800         $       0           694,386(b)                 4,800/yr.
  Executive Vice
  President, Chief
  Operating Officer

Chris J. Norcia -
1994 . . . . . . .                  $ 41,600         $       0            78,907(c)                 3,300/yr.
  Vice President,
  Operations and
  Information Systems

         The management of Surgical Safety Products, Inc., in its commitment to creating a profitable organization in a timely fashion, has mutually agreed to a lower, short-term compensation plan, in favor of a heavier-weighted stock option plan. Stock option awards by Board approval are based on usual factors, such as tenure and accomplishments, and gives special consideration to new business concepts and product ideas.

1. Although none of the Officers of the Company currently have an employment agreement, under the terms of stock options granted on July 21, 1994, they have agreed to remain as employees of the Company for a period of two years from such date. The Company intends to facilitate agreements upon consummation of the offering. At that time, annual compensation will be as follows: G. Michael Swor, M.D., $60,000 per annum, James D. Stuart, $80,000 per annum, Chris J. Norcia, $50,000 per annum. These and future additional Corporate Officers will also be entitled to such cash or stock bonuses as the Board of Directors may determine.

2a. Comprised of 3,787,560 options awarded to second generation product concepts/designs and new business development in 1994 and 63,126 options awarded as director (1994). This does not include 157,815 options exchanged in a transaction with a former Board member.

2b. Comprised of 631,260 options awarded for second generation product concepts (designs and new business development) in 1994, plus 63,126 options awarded as director (1994).

2c.      Awarded for information systems concepts and software design.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of March 31, 1995, and as adjusted to reflect the sale of a minimum of 500,000 and a maximum of 4,000,000 shares of Common Stock, respectively, being offered hereby, by (i) each person (or group of affiliated persons) who is known by the Company to beneficially own more than five percent of the Company's Common Stock, (ii) each of the Company's directors, (iii) the Company's Chief Executive Officer and each of the Company's other executive officers and (iv) the Company's Directors and executive officers as a group.

                                                       Percentage of
                                                          Shares
                                                    Beneficially Owned
                             Shares                 %                 %
5% Stockholders and all      Bene-               Before             After
Directors and Executive     ficially             Minimum           Minimum
Officers as a Group          Owned              Offering          Offering

Name and Address of
 Beneficial Owner

G. Michael Swor, M.D.(1)   3,566,619              39.71             37.62

Stephen J. Guarino           744,538               8.29              7.85

Andrea Swor (wife of
  G. Michael Swor)(2)        631,260               7.03              6.66

David W. Swor(3)             473,445               5.28              4.99

James D. Stuart(4)            63,126               0.70              0.67

Samuel D. Norton(5)           62,986               0.70              0.66

Thomas DeCesare(6)             9,469               0.11              0.10

Chris J. Norcia(7)                 0               0.00              0.00

Irwin Newman(8)                    0               0.00              0.00

All Directors and executive
officers as a group (7)
persons)(9)                4,175,645              46.50             44.04
-----------------------------
See footnotes next page.

                                   Shares                %                 %
5% Stockholders and all            Bene-              Before             After
Directors and Executive          ficially             Minimum           Minimum
Officers as       a Group          Owned              Offering          Offering

Name and Address of Beneficial Owner

G. Michael Swor, M.D.(1)         3,566,619              39.71            27.47

Stephen J. Guarino                 744,538               8.29             5.74

Andrea Swor (wife of
  G. Michael Swor)(2)              631,260               7.03             4.86

David W. Swor(3)                   473,445               5.28             3.65

James D. Stuart(4)                  63,126               0.70             0.49

Samuel D. Norton(5)                 62,986               0.70             0.49

Thomas DeCesare(6)                   9,469               0.11             0.07

Chris J. Norcia(7)                       0               0.00             0.00

Irwin Newman(8)                          0               0.00             0.00

All Directors and executive
 officers as a group
 (7 persons)(9)                  4,175,645              46.50            32.17
----------------------

(1) Exclusive of (a) options to purchase an additional 3,851,796 shares of Common Stock granted to Dr.Swor directly and (b) 441,882 shares of Common Stock owned by various members of Dr.Swor's family (exclusive of his wife Andrea Swor and his parents, David W. Swor and Doris Swor) beneficial ownership of which is disclaimed by him, and options held by another family member to purchase 6,313.6 shares of Common Stock.

(2) Exclusive of all shares of Common Stock owned by Dr. G. Michael Swor and all shares of Common Stock referred to in footnote (1) above, beneficial ownership of which is disclaimed by Andrea Swor.

(3) These shares are held jointly by Mr. David Swor and Doris Swor, his wife, as joint tenants. Such persons are the parents of Dr.g. Michael Swor, and such shares are exclusive of options to purchase 63,136 shares of Common Stock held by David W. Swor.

(4) Includes 31,563 shares of Common Stock owned jointly by Mr. Stuart with his brother David Stuart, but excludes options held by Mr. Stuart to purchase 694,386 shares of Common Stock.

(5) Exclusive of options held by Mr. Norton to purchase 63,136 shares of Common Stock and options granted to Mr. Norton and his law partners to purchase an additional 14,378 shares in exchange for legal services rendered to the Company.

(6) Exclusive of options held by Mr. DeCesare to purchase 63,136 shares of Common Stock.

(7) Exclusive of options held by Mr. Norcia to purchase 78,920 shares of Common Stock and options held by his brother, Robert Norcia, a consultant to the Company, to purchase 47,352 shares of Common Stock.

(8) Exclusive of options held by Mr. Newman to purchase 63,136 shares of Common Stock and options held by Jenex Financial Services, a company in which Mr. Newman is a principal, to purchase 315,680 shares of Common Stock.

(9) Exclusive of all of the options referred to in footnotes (1) through (8) above. See "Certain Transactions".

                              CERTAIN TRANSACTIONS

Commencing in April of 1993 and continuing up until April of 1995, Dr. Swor has periodically, from time to time, loaned the Company sums currently aggregating in excess of $320,000 in order to facilitate payment of various corporate obligations. In exchange therefore, the Company has issued a series of non-negotiable prime rate plus 2% promissory notes. The current balance due thereunder is approximately $350,000, $75,000 of which will be repaid upon consummation of the Minimum Offering and all of which will be repaid upon consummation of the Maximum Offering. If amounts in excess of the Minimum but less than the Maximum Offering are raised, the amounts repaid will be in proportion to the foregoing numbers. In addition, Dr. Swor, at the request of the Company, personally leased certain medical equipment utilizing his personal credit, and re-leased same to the Company, which resulted in a deminimus profit to him. See Note 3 to the Company's financial statements for the fiscal quarter ended March 31, 1995.

The Company has entered into a financial consulting arrangement with a company in which Mr. Irwin Newman, a director of the Company, is a principal. Pursuant thereto the Company paid Mr. Newman's firm the sum of $7,100 during 1994 and on July 21, 1994, Mr. Newman's firm received options to purchase 315,680 shares of Common Stock at a purchase price per share substantially below the offering price per share as being made available to investors pursuant to the terms of this offering. See "Dilution" and "Risk Factors".

The Company has agreed to issue to Mr. Samuel D. Norton, a director of the Company, and his law partners, 14,378 shares of its common stock in exchange for legal services previously rendered the invoice for which aggregated $14,378.

Each of the officers and directors of the Company listed under the section of this Memorandum entitled "Principal Stockholders", as indicated therein, either own shares of Common Stock, directly or indirectly. Such options are generally exercisable at prices of approximately $.31 per share, are exercisable for a period of seven years from the date of grant, generally on July 21, 1994, have a two year restriction before any exercise may take effect, and the option may not be exercised unless at the date of exercise a registration statement on Form S-8 under the Securities Act of 1933, as amended, relating to the shares covered by such option shall be in effect. Optionees that are employees of the Company have agreed to remain in the employ of the Company, whether or not they exercise the options, for a period of two years from the date of the option grant.

All of the officers and directors of the Company have purchased their shares of Common Stock either for services rendered, assignment of ideas or proprietary information or at prices substantially below the offering price per share as being made available to investors pursuant to the terms of this offering. Any investor that wishes to receive the specific details thereof will be entitled to receive same upon inquiry to management of the Company. See "Dilution" and "Risk Factors".

                            DESCRIPTION OF SECURITIES

A minimum of 100 Units and a maximum of 80 Units are being offered hereunder. Each Unit consists of (a) 5,000 shares of Common Stock and (b) 2,500 Warrants entitling the holder to purchase one (1) share of Common Stock for each Warrant at an exercise price of $2.00 per share at any time during the three year period commencing on the Closing Date.

A description of the Common Stock and the Warrants is set forth below.

Common Stock

The Company is authorized to issue up to 20,000,000 shares of Common Stock. A total of 8,980,818 shares (exclusive of 5,423,524 shares subject to issuance upon exercise of currently outstanding stock options) are currently issued and outstanding. If the Minimum Offering of 100 Units offered hereby are sold, a total of 9,480,818 shares of Common Stock will be issued and outstanding; if the Maximum Offering is sold, a total of 12,980,818 shares of Common Stock will be issued and outstanding.

The holders of Common Stock, in person or by proxy, are entitled to one vote for each outstanding share in each matter submitted to a vote t a meeting of shareholders. Shares of Common Stock have no preemptive or conversion rights and they are not liable for further call or assessment. In the event of the liquidation of the Company, each share of common Stock is entitled to share ratably in any assets available for distribution to holders of the equity securities of the Company.

The holders of shares of Common Stock are not permitted to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of Common Stock can elect all of the directors of the Company which the holders of Common Stock are entitled to elect if they choose to do so, and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. Officers and directors of the Company currently own 4,175,645 shares of Common Stock, or approximately 46.5% of all issued and outstanding shares of Common Stock (exclusive of an additional 7% thereof owned by the wife of the Company's Chief Executive Officer, beneficial ownership of which is disclaimed by him). In addition, such officers and directors and members of their families own options to acquire an additional 5,034,298 shares of Common Stock (out of total options granted to purchase 5,423,524 shares of Common Stock) which, on a fully diluted basis would aggregate, together with their current stock ownership, approximately 66% of the Company's issued and outstanding Common Stock. Assuming that a maximum of 800 Units are sold and that none of such officers and directors purchase any of the Units offered hereby (which they are permitted to do), such persons will own or control approximately 32% (exclusive of an additional 5% thereof owned by the wife of the Company's Chief Executive Officer beneficial ownership of which is disclaimed by him) of the Company's issued and outstanding Common Stock and assuming exercise in full of the foregoing options, they would own, on a fully diluted basis, 50% of the Company's issued and outstanding Common Stock and be in a position to designate all of the members of the Company's Board of Directors. Assuming exercise in full of all outstanding options and the Warrants offered as part of the Units and no purchase of any of the Units by the officers and directors of the Company, such persons would own or control approximately 45% of the issued and outstanding shares of Common Stock and would be in a position to designate all of the members of the Company's Board of Directors.

Holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. The Company has not previously declared or paid any dividends and does not have any current intention of doing so in the foreseeable future. The Company intends to utilize its available capital to further develop its product lines and to make appropriate acquisitions.

Warrants

Each Warrant entitles the registered holder thereof to purchase one share of Common Stock, at a price of $2.00 per share, subject to adjustment in certain circumstances, until 5:00 p.m., Eastern Daylight Time, on the third anniversary of the Closing Date. The Warrants may be exercised upon delivery of the Warrant certificate, on or prior to the expiration date, to the Company, with the exercise form at the end thereof completed and executed as indicated, accompanied by full payment of the exercise price. The exercise price and number of shares of Common Stock or the securities issuable upon exercise of the Warrants will be adjusted for stock splits, stock dividends and similar transactions. Until exercised and paid for, holders of the Warrants doe not have the rights or privileges of holders of Common Stock. The Warrants are not redeemable by the Company.

Transfer Agent

The transfer agent and registrar for the Common Stock is IDATA Inc., 14675 Midway Road, Dallas, Texas 75244.

                                  MISCELLANEOUS

Each offeree and his authorized representative will have the opportunity to ask questions of, and receive answers from, officers and representatives of the Company concerning the terms and conditions of this offering and to obtain such additional information, to the extent that they possess such information or can obtain it without unreasonable effort or expense, as the offeree or his representative may deem necessary to verity the accuracy of the information set forth in this Private Offering Memorandum.

                                  LEGAL MATTERS

The validity of the shares of Common Stock and the Warrants included within the Units will be passed upon for the Company by Zimet, Haines, Friedman & Kaplan, 460 Park Avenue, New York, New
York 10022.

                                     EXPERTS

The financial statements of the Company as of December 31, 1993 and 1994 and for each of the two years in the period ended December 31, 1994 included in this Private Offering Memorandum have been so included in reliance on the report of Kerkering Barberio & Co., P.A., 1858 Ringling Boulevard, Sarasota, Florida 34236, independent accountants, given on the authority of such firm as experts in auditing and accounting.

                                    EXHIBIT A

                         SURGICAL SAFETY PRODUCTS, INC.
                             -----------------------
                             SUBSCRIPTION AGREEMENT

THIS INVESTMENT IS HIGHLY SPECULATIVE INVOLVING A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO CAN AFFORD THE POSSIBLE LOSS OF THEIR ENTIRE INVESTMENT. MATERIAL FURNISHED IN AND WITH THIS SUBSCRIPTION AGREEMENT IS NOT SUFFICIENT FOR AN INVESTMENT DECISION AND THE OFFEREES ARE URGED TO AVAIL THEMSELVES OF THE OFFERED ACCESS TO FURTHER INFORMATION BEFORE DECIDING TO INVEST. OFFEREES ARE ALSO URGED TO GIVE SPECIAL ATTENTION TO THE RISK FACTORS CONTAINED IN THE COMPANY'S CONFIDENTIAL PRIVATE OFFERING MEMORANDUM.

Surgical Safety Products, Inc.
434 South Washington Boulevard
Sarasota, Florida  34236

Gentlemen:

         1.       Subscription.

         (a) The undersigned (the "Subscriber") whose name appears on the signature page of this agreement (the "Subscription Agreement"), intending to be legally bound, irrevocably applies to purchase from Surgical Safety Products, Inc., a corporation organized under the laws of the State of New York (the "Company"), the number of units (the "Units") set forth on the signature page of this Subscription Agreement at the purchase price (the "Purchase Price") of $5,000 per Unit, in accordance with the terms and subject to the conditions of this Subscription Agreement and the Disclosure Documents (as defined below). Each Unit shall consist of 5,000 shares ("Offered Shares") of the Common Stock, par value $.001 per share ("Common Stock"), of the Company and three year warrants (the "Warrants") to purchase 2,500 shares of the Common Stock at an exercise price of $1.50 per share (The "Warrant Shares"). The Warrants shall be evidence by a Warrant Certificate substantially in the form appended as an exhibit to the Memorandum referred to below. The Offered Shares, Warrants and Warrant Shares are sometimes collectively referred to herein as the "Securities".

         (b) The Units are being offered to the Subscriber as part of an offering by the Company of a minimum of 100 Units and a maximum of 800 Units (the "Offering") to certain qualified offerees without registration under the Securities Act of 1933, as amended (the "Securities Act"), or qualification under applicable state securities laws (the "Blue Sky Laws"). The Offering and the effectiveness of this Subscription Agreement is conditioned upon the sale of not less than 100 Units. A minimum purchase of 20 Units is required for each investor. The Company also reserves the right to sell Units, shares of Common Stock, other debt or equity securities of the Company, or securities convertible into or exchangeable for shares of Common Stock or other debt or equity securities of the Company, to other persons at a price or prices to be determined by the Company, at its discretion.

         (c) The terms of this Offering are more particularly described in the Confidential Private Offering Memorandum of the Company dated May 30, 1995 hereof and heretofore delivered to the Subscriber, including any and all written supplements and amendments thereto (the "Memorandum"). The Memorandum and the documents referred to as exhibits thereto and all subsequent supplements thereto are collectively referred to herein as the "Disclosure Documents"

         2. Payment. Simultaneously with the execution and delivery of this Subscription Agreement, the Subscriber is delivering to the Company, in the form of a certified or bank cashier's check drawn payable to the order of "Surgical Safety Products, Inc. custodial Account", an amount equal to the number of Units subscribed for multiplied by $5,000.

         3. Acceptance. The Subscriber understands and agrees that the Company, in its sole discretion, reserves the right to accept or reject this subscription, in whole or in part, and to withdraw its offer to sell the Units at any time before the issuance thereof. This subscription shall be deemed accepted by the Company only when the Company either deposits a notice of acceptance in the United States mail, delivers such notice by hand or transmits such notice by facsimile to the Subscriber or issues the Units to the Subscriber. No subscription shall be accepted unless and until the Company receives subscriptions for not less than 100 Units. The Company agrees that upon its acceptance of this subscription and the Company's receipt of the Purchase Price, the Company shall as promptly as practicable deliver to the Subscriber the securities constituting the Units purchased, registered in the name of the Subscriber or such nominee as the Subscriber shall have requested in writing. In the event that this subscription is not accepted by the Company, the Company shall return to the Subscriber, with interest if held for at least 30 days, all funds received from the Subscriber in respect of the Purchase Price less a proportionate amount of fees and expenses of Barnett Bank, Sarasota, Florida.

         4. Representations, Warranties and Covenants of the Subscriber. In order to induce the Company to sell the Units to the Subscriber, the Subscriber hereby represents, warrants and covenants to the Company as follows:

         (a) This Subscription Agreement has been duly and validly executed and delivered by the Subscriber and is the valid and binding legal obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms, except to the extent that enforcement may be limited by applicable bankruptcy laws, insolvency, reorganization or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforcement is sought in equity or at law).

         (b) The execution, delivery and performance of this Subscription Agreement and the purchase of the Units do not and will not conflict with, violate or constitute a default under any applicable law or regulation or any agreement or arrangement to which the Subscriber is a party or by which the Subscriber may be bound.

         (c) In order to make an informed decision in connection with the purchase of the Units:

                  (i) the Subscriber has reviewed the merits and risks of an investment in the Units with such tax and legal counsel and with an investment advisor (to the extent deemed advisable by the Subscriber) and is not relying on the Company or any director, shareholder, employee, advisor or affiliate of the Company with respect to the economic, tax and other considerations relevant to the Subscriber relating to this investment;

                  (ii) the Subscriber (together with, if any, his Purchaser Representative, as defined under Rule 501 of Regulation D promulgated under the Securities Act), (A) is familiar with the business and operations of the Company, has been provided with sufficient information with respect to the business of the Company, including without limitation the Disclosure Documents, and has carefully reviewed the same, (B) has been provided with such additional information with respect to the Company as the Subscriber has requested, (C) has had the opportunity to discuss such information with members of the management of the Company and any questions that the Subscriber has had with respect thereto have been answered to the full satisfaction of the Subscriber;

                  (iii) the Subscriber recognizes that an investment in the Units involves a high degree of risk, including, without limitation, those set forth in the Disclosure Documents, and the Subscriber has carefully studied the section entitled "RISK FACTORS" set forth in the Memorandum; and

                  (iv) the Subscriber (together with his Purchaser Representative, if any) is a highly sophisticated investor who has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Units.

         (d) The Subscriber understands that the sale of the Units to the Subscriber is intended to be exempt from registration under the Securities Act, by virtue of Section 4(2) of the Securities Act, and any applicable state securities law ("Blue

Sky Laws") and that, as a result, the securities included within the Units must be held indefinitely, unless the subsequent disposition thereof is registered under the Securities Act and the Blue Sky Laws or an exemption from such registration is available. The Subscriber further understands that the Warrant Shares, if issued, shall also be subject to similar restrictions. The Subscriber will not sell, hypothecate or otherwise transfer any or all of the Securities other than pursuant to a registration statement under the Securities Act which has become effective or pursuant to a specific exemption from registration under the Securities Act and the Blue Sky Laws; provided, however, if any such transfer is pursuant to an exemption, such transfer shall be made only upon the Subscriber first having delivered to the Company a favorable written opinion of counsel to the Company, reasonably satisfactory in form and substance to the Company, to the effect that such proposed transfer is exempt from registration under the Securities Act and the Blue Sky Laws.

         (e) The Subscriber acknowledges that, except as provided in Section 6 hereof, the Company has not undertaken to register any of the Securities pursuant to the Securities Act and, except as provided therein, will have no obligation to effect on behalf of the Subscriber any registration under the Securities Act or to assist the Subscriber in complying with any exemption from registration under the Securities Act or any Blue Sky Laws. The Subscriber understands that the exemption from registration afforded by certain rules and regulations under the Securities Act depends upon the satisfaction of various conditions and that, if applicable, such rules and regulations may afford the basis for sales of the Securities only in limited amounts.

         (f) The Subscriber is acquiring the Units solely for such subscriber's own account, for investment purposes only and not with a view to, or for, subdivision, resale, distribution, or fractionalization thereof, or for the account, in whole or in part, of another. No other person has or will have a direct or indirect beneficial interest in the Units. The Subscriber recognizes the restrictions on the transferability of the securities comprising the Units and is able to bear the substantial economic risk of an investment in the Units, including a complete loss thereof, for an indefinite period of time. The
Subscriber has no need for liquidity of this investment and has no reason to anticipate any change in circumstances, financial or otherwise, or other particular occasion or event which might cause or require the Subscriber to attempt to sell or transfer any of the Securities.

         (g) The Subscriber acknowledges that certificates evidencing the Offered Shares and Warrants and the certificates evidencing Warrant Shares issued upon exercise of the Warrants, and any substitutions or replacements thereof, shall bear a legend in substantially the following form:

         "The securities represented by this certificate may not be sold, transferred, pledged, or hypothecated unless a registration statement under the Securities act of 1933, as amended, is in effect with respect thereto or the Company has received an opinion of counsel, satisfactory to the Company, to the effect that such registration is not required or that there exists a valid exemption from such registration."

         (h) The Subscriber represents and warrants that no oral or written representations have been made or oral or written information furnished to the Subscriber (or such Subscriber's Purchaser Representative, if any) in connection with the Offering which were in any way inconsistent with any information provided to the Subscriber in the Disclosure Documents.

         (i) The Subscriber is not subscribing to purchase the Units as a result of, or subsequent to, any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting, or any solicitation of a subscription by a person not previously known to the Subscriber in connection with investments in securities generally.

         (j) If this Subscription Agreement is signed on behalf of the Subscriber, the person signing this Subscription Agreement on behalf of the Subscriber has full authority on behalf of the Subscriber to execute this Subscription Agreement and to bind each person and entity included within the definition of "Subscriber" and has verified that the representations and warranties of the Subscriber contained in this Subscription Agreement are true and correct with respect to such included person and entity as if separately and individually made by each such person and entity.

         (k) If the Subscriber is acting in a fiduciary capacity in purchasing the Units, the fiduciary represents and warrants that he or she has authority to execute this Subscription Agreement on behalf of the person or persons for whom the Units are being purchased, that such persons have been given this Subscription Agreement and the Disclosure Documents and such persons have confirmed to the fiduciary that they have reviewed the same, and that the representations and warranties contained in this Subscription Agreement (and in any other written statement or document delivered to the Company) shall be deemed to have been made on behalf of such person or persons.

         (l) All information which the Subscriber has furnished and is furnishing to the Company, including, without limitation, the information provided to the Company in completing the appropriate form of Purchaser Questionnaire included as an exhibit to the Memorandum and all other representations contained in this Subscription Agreement, are true, correct and complete as of the date of this Subscription Agreement, and if there should be any material change in such information prior to the Subscriber's receipt of the Units, the Subscriber will immediately furnish such revised or corrected information to the Company.

         (m) The Subscriber is executing and delivering this Subscription Agreement with full awareness of its implications and in recognition of the fact that the Company is relying on the Subscriber's representations and warranties contained herein in selling the Units to the Subscriber, and that the Company and other investors may be damaged if such representations or warranties are false, incorrect or incomplete. The Subscriber, by executing and delivering this Subscription Agreement, agrees to indemnify and hold harmless the Company and each of its officers and directors from and against any and all loss, damage or liability due to or arising out of a breach of any representation, warranty or covenant of the Subscriber set forth herein.

         5. Representations, Warranties and Covenants of the Company. The Company hereby represents, warrants and covenants to the Subscriber as follows:

         (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New York and has full power and authority (corporate and otherwise) to conduct its business as presently conducted and proposed to be conducted by it and to effect the transactions contemplated hereby.

         (b) The authorized capital stock of the Company as of December 31, 1994 consists of 20,000,000 shares of Common Stock, par value $.001 per share. As of such date, there are a total of 8,980,818 shares of Common Stock issued and outstanding, and options to purchase a total of 5,423,524 shares of Common Stock issued and outstanding.

         (c) No consent, authorization or other approval from, nor any registration, qualification or filing with, any person or governmental authority is required in connection with the Offering or the transactions contemplated hereby, which consent, authorization or approval has not heretofore been obtained or which registration, qualification or filing has not heretofore been made.

         (d) The Company has taken all corporate action required on the part of the Company to authorize and approve the Offering and the transactions contemplated hereby. The Units, when paid for and delivered pursuant to the terms hereof, will be validly issued, fully paid and non-assessable.

         6.       Registration Rights

         (a) Definitions. As used in this Subscription Agreement, the following terms shall have the definitions set forth below:

                  (i) "Commission" means the United States Securities and Exchange Commission.

                  (ii) "Registrable Shares" means (A) all of the Offered Shares included within the Units, (B) all of the Warrant Shares issued or is usable upon the exercise of Warrants included within the Units, and (C) any shares of Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to or in exchange for or in replacement of any Registrable Shares, provide, however, that shares of Common Stock shall cease to be Registrable Shares at such time as they become eligible for sale pursuant to Rule 1444(k) under the Securities Act.

                  (iii) "Securityholders" shall mean the purchasers of all Units sold pursuant to the Offering and any person who acquires any of the Securities in a private transaction exempt from registration under the Securities Act.

         (b)      Piggy-Back Registration

                  (i) Request for Registration. If the Company proposes to file a registration statement under the Securities At (a "Piggyback Registration") with respect to an offering by the Company of its Common Stock for its own account (other than a registration statement on Form S-4, S-8 or 1-A, or any similar or successor form used for the same purpose or a registration statement filed in connection with an exchange offer or an offering of securities solely to the Company's existing stockholders or employees) subsequent to the registration statement filed by the Company in connection with its initial public offering ("IPO") of its Common Stock which become effective and results in the development of an active trading market therefor, e.g., on the NASDAQ National Market System or NASDAQ Small-Cap Market during the period commencing on the Closing Date and ending on the fifth anniversary of the Closing Date, the Company shall in each case give written notice of such proposed filing to each of the Securityholders at least twenty (20) days before the anticipated filing date. Subject to the provisions of this Section 6(b), the Company will include in such Piggyback Registration all Registrable Shares with respect to which the Company has received, within (10) days after the receipt of the applicable holder of the Company's notice, written requests for inclusion therein. The holders of the Registrable Shares shall be permitted to withdraw all or any part of the Registrable Shares from a Piggyback Registration at any time prior to the effective date of such Piggyback Registration. If the Piggyback Registration is an underwritten offering, all Securityholders whose securities are included in the Piggyback Registration shall be obligated to sell their securities on the same terms and conditions as apply to the securities being issued and sold by the Company.

                  (ii) Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the total number or dollar amount of securities requested to be included in such registration would materially and adversely affect the success of such offering, the Company will include in such registration: (1) first, all securities the Company proposes to sell, (2) second, upon to the full number of Registrable Shares requested to be included in such registration in excess of the number of securities the Company proposes to sell which, in the opinion of such underwriters, can be sold (allocated pro rata among the holders of such Registrable Shares on the basis of the number of Registrable Shares requested to be included therein by each such holder), and(3) third, such other securities (provided such securities are of the same class as the securities being sold by the Company) as are requested to be included in such registration (allocated among the holders of such securities in such proportions as the Company and such holders may agree).

                  (iii) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of other holders of the Company's securities (other than the Securityholders), and the managing underwriters advise the Company in writing that in their opinion the dollar amount or number of securities requested to be included in such registration would materially and adversely affect the success of such offering, the Company will include in such registration (a) to the extent of 50% of the number or dollar amount of securities which in the opinion of such underwriters can be sold, the securities requested to be included therein by the other holders, allocated among the other holders in such proportions as the Company and such other holders may agree, and (b) to the extent of the 50% balance, the Registrable Shares requested to be included in such registration, allocated pro rate among the holders of such Registrable Shares requested to be included therein by each such holder.

                  (iv) Expenses. In connection with a Piggyback Registration, the Company will bear all Registration Expenses.

                  (v) Conflict with Previously Granted Rights. Notwithstanding any other provision of this Section 6(b), if the provisions of any registration rights heretofore granted by the Company to holders of securities of the Company preclude or limit incidental registration on those registrations which may be indicated by those securityholders, the provisions of this Section 6(b) shall be inapplicable to such registrations or shall be subject to such limitations as the case may be.

         (c)      Holdback Agreements

                  (i) Restrictions on Public Sales by Holder of Registrable Shares. Each Shareholder agrees not to effect any public sale or distribution of the class of securities being registered or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to rule 144 under the Securities Act, during the 14 days prior to, and during the 120-day period beginning on the effective date of the registration statement referred to in Section 6(c) hereof (except a part of the registration).

                  (ii) Restrictions on Public Sale by the Company and Others. The Company agrees not to effect, on its own behalf or for the benefit of any other holder, any public sale or distribution of the class of securities being registered, or any securities convertible into or exchangeable or exercisable for such securities (other than any such sale or distribution of such securities pursuant to an employee benefit plan in connection with any merger or consolidation by the Company or any subsidiary thereof or the acquisition by the Company or a subsidiary thereof of the capital stock or substantially all of the assets of any other person), during the 14 days prior to, and during the 120-day period beginning on the effective date of the registration statement referred to in Section 6(c) (other than securities which may be included in such registration or behalf of the Company or any other holder).

         (d)      Registration Procedures

                  (i) Company Undertakings. Whenever a Securityholder (each a "Selling Securityholder" for purposes of this Section 6(d) has requested that any Registrable Securities be registered pursuant to Section 6(c) hereof, the Company will use its best efforts to effect the registration and the sale of all such Registrable Shares in accordance with the intended method of disposition thereof as promptly as reasonably practicable, and in connection with any such request, the Company will as expeditiously as possible:

                           (A)      prepare and file with the Commission, as
promptly as practicable after receipt of a request to file a registration statement with respect to such Registrable Shares, a registration statement with respect to such Registrable Shares, and use its best efforts to cause such registration statement to become effective;

                           (B)      notify each Selling Securityholder of any
stop order threatened or issued by the Commission and take all actions required to prevent the entry of such stop order or to remove it if entered;

                           (C)      prepare and file with the Commission such
amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not more than 270 days, or such shorter period as may be required if all Registrable Securities covered by such registration statement are sold prior to the expiration of said 270-day period; except that if the registration statement is not filed pursuant to Rule 415 promulgated under the Act, the registration statement need not be effective for more than 90 days;

                           (D)     furnish to each Securityholder such number of
copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such registration statements (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Shares owned by the Selling Securityholder;

                           (E)      use its best efforts to register or qualify
such Registrable Shares under the state securities or blue sky laws of such jurisdictions, not to exceed ten in number, as the Selling Securityholders reasonably request, or, in the event of a firm commitment underwritten offering, such larger number of jurisdictions as the managing underwriter or underwriters shall reasonably request, and do any and all other acts and things which may be reasonably necessary or advisable to enable the Selling Securityholders to consummate the disposition in such jurisdictions of such Registrable Shares owned by such Selling Securityholders; provided that the Company will not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (E), (y) subject itself to taxation in any such jurisdiction, or (z) consent to general service of process in any such jurisdiction;

                           (F)      use reasonable efforts to cause the
Registrable Shares covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Selling Securityholders to consummate the disposition of such Registrable Shares;

                           (G)      notify the Selling Securityholders, at any
time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and the Company will prepare a supplement or amendment to such prospectus as soon as reasonably practicable thereafter (except that may avoid supplementing or amending such prospectus for up to 45 days when such nondisclosure is in the interests of the Company) so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

                           (H)      enter into and perform customary agreements
(including, without limitation, an underwriting agreement containing customary representations, underwriters compensation and indemnity and other customary terms and conditions) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Shares;

                           (I)      use reasonable efforts to cause all such
Registrable Shares to be listed on each securities exchange, if any, on which similar securities issued by the Company are then listed, provided that the applicable listing requirements are satisfied.

                  (ii) Information from Selling Securityholder. The Company may require each Selling Securityholder to furnish to the Company such information and affidavits with respect to such Selling Securityholder regarding the distribution of the Registrable Shares and such other information as the Company may from time to time reasonably request for use in connection with any registration statement or prospectus.

                  (iii)             Discontinue Use of Prospectus.  Each Selling
                                    -----------------------------
Securityholder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in
Section 6(d)(i)(G) hereof, the Selling Securityholder will forthwith discontinue disposition of Registrable Shares pursuant to the registration statement covering such Registrable Shares until such Selling Securityholder's receipt of the copies of the supplemented or amended prospectus contemplated by Section
6(d)(i)(G) hereof, and, if so directed by the Company (at the Company's expense) all copies, other than permanent file copies then in such Selling Securityholder's possession, of the prospectus covering such Registrable Shares current at the time of receipt of such notice. In the event the Company shall give any such notice, the Company shall extend the period during which such registration statement shall be maintained effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such notice pursuant to Section 6(d)(i)(G) hereof to and including the date when the Selling Securityholder shall have received the copies of the supplemented or amended prospectus contemplated by Section
6(d)(i)(G) hereof.

                  (iv) Registration Expenses. All expenses incident to the Company's performance of or compliance with its obligations under this Section 6, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), printing expenses, internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the fees and expenses incurred in connection with the listing of the securities to be registered on each securities exchange on which such securities are required to be listed, and fees and disbursements of counsel for the Company and its independent certified public accountants (including the expenses of any special audit conducted at the Company's option or "cold comfort" letters required by or incident to such performance), the reasonable fees and expenses of any special experts retained by the Company in connection with such registration, and fees and expenses of other persons retained by the Company (all such expenses being herein called "Registration Expenses"), will be borne by the Company; provided, however, that, in connection with the registration or qualification of the Registrable Shares under state securities laws, nothing herein shall be deemed to require the Company to make any payments to third parties in order to obtain "lock-up," escrow or other extraordinary agreements. Each Selling Securityholder shall pay the fees and expenses of its own counsel, underwriting discounts and commissions attributable to the sale of the Registrable Shares by such Selling Securityholder, and its other out-of-pocket expenses.

                  (v) Obligations of the Selling Securityholders. Following the filing of the registration statement and during any period that the registration statement is effective, the Selling
Securityholder shall:

                           (A)      not effect any stabilization transactions or
engage in any stabilization activity in connection with the Common Stock in contravention of Rule 10-7 under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

                           (B)      furnish each broker through whom the Selling
Securityholder offers Registrable Shares such number of copies of the prospectus relating to the Registrable Shares as the broker may require and otherwise comply with prospectus delivery requirements under the Securities Act;

                           (C)      report to the Company each month all sales,
pledges and other dispositions of Registrable Shares made by the Selling Securityholder during said month;

                           (D)      not, and shall not permit any Affiliated
Purchaser (as that term is defined in Rule 10-6 under the Exchange Act) to bid for or purchase for any account in which the Selling Securityholder has a beneficial interest, or attempt to induce any other person to purchase any shares of stock of the Company in contravention of Rule 10-6 under the Exchange Act; and

                           (E)      not offer or agree to pay, directly or
indirectly, to anyone any compensation for soliciting another to purchase or for purchasing (other than for the Selling Securityholder's own account), any securities of the Company on a national securities exchange in contravention of Rule 10b-2 under the Exchange Act.

                  (vi)     Indemnification; Contribution

                           (A)      Indemnification by the Company.  The Company
shall indemnify, to the full extent permitted by law, each Selling Securityholders, its officers, directors and agents and each person who controls such Selling Securityholder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and expenses (including but not limited to reasonable attorneys' fees) caused by any untrue or alleged untrue statement of a material fact contained in any registration statement, prospectus or preliminary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein in the light of the circumstances under which they were made, not misleading, except insofar as the same are caused by or contained in any information with respect to such Selling Securityholder furnished to the Company by such Securityholder for use therein or by such Selling Securityholder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto in accordance with the requirement of the Securities Act after the Company has furnished such Selling Securityholder with a copy of the same. The Company will also indemnify any underwriters of the Registrable shares, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Selling Securityholder.

                           (B)      Indemnification by the Selling
Securityholder. In connection with any registration statement in which the subscriber is Selling Securityholder, the Subscriber shall indemnify, to the full extent permitted by law, the Company, its directors, officers, employees and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including reasonable attorneys' fees) caused by any untrue or alleged untrue statement of a material fact in any registration statement of prospectus or any omission or alleged omission to state therein a material fact required to be stated therein, or supplement thereto, or necessary to make the statements therein, in the light of the circumstances under which they were made,not misleading, to the extent, but only to the extent that such untrue statement or omission is caused by or contained in (i) any information or affidavit with respect to such Selling Securityholder or the Registerable Shares or its investment therein furnished by such Selling Securityholder pursuant to
Section 6(d)(ii) or otherwise, or (ii) by such Selling Securityholder's failure to deliver a copy of the prospectus or any amendments or supplements thereto in accordance with the requirements of the Securities Act after the Company has furnished such Selling Securityholder with a copy of the same.

                           (C)      Conduct of Indemnification Proceedings.  Any
person entitled to indemnification hereunder shall give prompt written notice to the indemnifying party after the receipt by such person of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which such person may claim indemnification or contribution pursuant to this Agreement and unless, in the reasonable judgment of such indemnified party, a conflict of interest may exist between such indemnified party and the indemnifying party with respect to such claim, permit the indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to such indemnified party. If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel with respect to such claim, unless in the reasonable judgment of counsel for such indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels. The indemnifying party will not be subject to any liability for any settlement made without its consent.

                           (D)      Contribution.  If the indemnification
provided for in this Section 6(d)(vi) from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damage, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of material fact or mission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in
Section 6(d)(vi)(C) hereof, any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(d)(vi)(D) were determined by pro rate allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. If indemnification is available under this Section 6, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Sections 6(d)(vi)(A) and (B) hereof without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in this Section 6(d)(vi)(D).

         (f) Reporting Requirements. The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act; and it will use reasonable efforts to take such further action as any Securityholder may reasonably request to the extent required to enable such Securityholder to sell Registrable Shares without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 and Rule 144A under the Securities Act, as such Rules may be amended or any similar rules or regulations hereafter adopted. Upon the request of any Security holder, the company will deliver to such Securityholder a written statement as to whether it has complied with such requirements.

         7. Governing Law. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ALL RESPECTS IN
ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO
CONTRACTS MADE AND TO BE FULLY PERFORMED ENTIRELY WITHIN SUCH
STATE.

         8. Severability. Each provision of this Subscription Agreement is intended to be severable from every other provision, and the invalidity or illegality of any provision shall not affect the validity or legality of the remaining provisions of this Subscription Agreement.

         9. Assignability. This Subscription Agreement, and the rights and obligations hereunder, are not transferable or assignable by the Subscriber without the prior written consent of the Company.

         10. Modification. Neither this Subscription Agreement nor any of its provisions shall be waived, modified, discharged or terminated except by an instrument in writing signed by the party against whom any such waiver, modification, discharge or termination is sought.

         11. Notices. Any notice, demand or other communication which any party to this Subscription Agreement may be required, or may elect, to give to anyone interested hereunder shall be validly given if personally delivered or sent by registered or certified mail, return receipt requested, addressed to the recipient as follows: if to the Company, to the address set forth at the head of this Subscription Agreement, and if to the subscriber, to the address shown under the name of the Subscriber at the head of this Agreement, or to such other address as such party may designate by written notice to the other in accordance with the provisions of this Section.

         12. Entire Agreement. This Subscription Agreement contains the entire understanding and agreement of the parties with respect to the subject matter hereof and supersedes all negotiations, representations and other agreements made by and between such parties with respect hereto.

         IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on the date set forth below.

                                 SIGNATURE PAGE

Date:_________________________, 1995

Organization Signature:                          Individual Signature:

-------------------------------                  -------------------------------
Print Name of Subscriber                         Signature


By:____________________________                  _______________________________
                                                 Signature (if investment is to
                                                 be made jointly)* (see below)
-------------------------------
Print Name and Title of
 Person Signing                                  _______________________________
                                                 Print Name
                                                 -------------------------------
                                                 Print Name (if investment is
                                                 to be made jointly)*(see below)

Number of Units Subscribed for:                  _______________________________

               (Please print information below exactly as you wish
                   it to appear in the records of the Company)

                                                 -------------------------------
                                                 Social Security Number of
                                                 Individual or other Taxpayer
                                                 I.D. Number

Address:                                        Address for notices if different

-------------------------------                  -------------------------------
Number and Street                                Number and Street

-------------------------------                  -------------------------------
Number and Street                                Number and Street

-------------------------------                  -------------------------------
City     State         Zip Code                  City       State       Zip Code


-------------------------------------------------
*Please indicate by check mark form of ownership (if applicable):

__ TENANTS-IN-COMMON                 __ JOINT TENANTS WITH RIGHT OF SURVIVORSHIP

                           ACCEPTANCE OF SUBSCRIPTION

         The foregoing subscription is hereby accepted by Surgical Safety Products, Inc. this ____ of _____________, 1995.


                                    SURGICAL SAFETY PRODUCTS, INC.

                               By:_______________________________
                               Name:
                               Title:

                                    EXHIBIT B

                         SURGICAL SAFETY PRODUCTS, INC.
              CONFIDENTIAL PURCHASER QUESTIONNAIRE FOR INDIVIDUALS

Purpose of this Questionnaire

         An aggregate of a minimum of 100 Units and a maximum of 800 Units, each Unit consisting of (i) 5,000 shares of Common Stock of Surgical Safety Products, Inc., a New York corporation (the "Company"), and (ii) warrants to purchase 2,500 shares of Common Stock at a price of $1.50 per share, are being offered pursuant to a Confidential Private Offering Memorandum of the Company dated May 30, 1995, without registration under the Securities Act of 1933, as amended (the "Act"), or the securities laws of some states, in reliance on the private offering exemptions contained in certain provisions of the Act and/or in Regulation D of the General Rules and Regulations under the Act, and in reliance on similar exemptions under applicable state laws. The Company must determine that an individual meets certain suitability requirements before selling (or, in some states, offering) Units to such individual. This Questionnaire does not constitute an offer to sell or a solicitation of an offer to buy Units or any other security.

         THE COMPANY WILL NOT OFFER OR SELL UNITS TO ANY INVESTOR WHO HAS NOT DULY COMPLETED A CONFIDENTIAL PURCHASER QUESTIONNAIRE, AND ON THE BASIS OF THE INFORMATION SET FORTH THEREIN THE COMPANY HAS CONCLUDED THAT THE INDIVIDUAL IS QUALIFIED TO PURCHASE UNITS IN THE OFFERING.

Instructions

         One (1) copy of this Questionnaire should be completed, signed, dated and delivered to Surgical Safety Products, Inc., 434 S. Washington Boulevard, Suite 2, Sarasota, Florida 34236
Attention: Mr. Chris J. Norcia. Please contact Mr. Norcia (telephone no. (813) 953-7889) if you have any questions with respect to the Questionnaire.

         PLEASE ANSWER ALL QUESTIONS. If the appropriate answer is "None" or "Not Applicable," so state. Please print or type your answers to all questions. Attach additional sheets if necessary to complete your answers to any item.

         Your answers will be kept strictly confidential at all times; however, the Company may present this Questionnaire to such parties as it deems appropriate in order to assure itself that the offer and sale of the Units will not result in a violation of the registration provisions of the Act or a violation of the securities laws of any state.


1. Name and Address. Please provide the following personal information:

Name _____________________________________________________
Age  ____________

Residence Address
(including Zip
Code)______________________________________________________
------------------------------------------------------

Business Address
(including Zip
Code)______________________________________________________
     ------------------------------------------------------

Telephone: Res.:________________ Bus.:_____________________

Preferred Mailing Address: _____ Residence _____ Business

2.       Net Worth and Income Information.

         2.1 Indicate (by check mark) your individual or joint (together with your spouse) net worth (excluding homes, home furnishings, and personal automobiles):

                           ______  less than $50,000
                           ______  $ 50,001      -  $   100,000
                           ______  $100,001      -  $   250,000
                           ______  $250,001      -  $   500,000
                           ______  $500,001      -  $ 1,000,000
                           ______  over $1,000,000

         2.2 The percentage of net worth as shown above which is in liquid assets (cash, marketable securities or assets readily convertible to cash) is in excess of (check highest number applicable):

               ______  10%                                          ______  50%
               ______  20%                                          ______  60%
               ______  30%                                          ______  70%
               ______  40%                                          ______  80%

         2.3 Please provide the following information with respect to your income:

                                        Income From                Income From
         Year                           All Sources                   Salary

    1993 (actual)                      $___________               $____________

    1994 (actual)                      $____________              $____________

    1995 (estimated)                   $____________              $____________

3.       Sophistication.

         3.1 Please list all the educational institutions you have attended (including colleges, and specialized training schools) and indicate the dates attended and the degrees(s) (if any) obtained from each.

From              To                Institution                     Degree

        -
        -
        -
        -

         3.2 Please provide the following information concerning your business experience:

                  3.2.1. Indicate your principal business experience or other occupations during the last ten years. (Please list your present, or most recent, position first and the others in reverse chronological order.)

                           Name and Address
From              To       of Employer                                 Position
----  - ----   ----------------------------------------------
----  - ----   ----------------------------------------------
----  - ----   ----------------------------------------------

                  3.2.2. Describe, in greater detail, your present or most recent business or occupation, as listed in your answer to Question 3.2.1. Please indicate such information as the nature of your employment, the principal business of your employer, the principal activities under your management or supervision and the scope (e.g., dollar volume, industry rank, etc.) of such activities.

===============================================================
---------------------------------------------------------------

                  3.2.3. Describe any significant business you engage in or intend to engage in other than as specified above.

===============================================================
===============================================================

         3.3 Please provide the following information concerning your financial experience:

                  3.3.1. Indicate (by check mark) which of the following categories best describes the extent of your prior experience in the areas of investment listed below:

                        Substantial        Limited                   No
                        Experience        Experience            Experience

Marketable securities   ___________      ____________
------------
Government Securities   ___________      ____________
------------
Municipal (tax-exempt)
securities              ___________      ____________
-----------
Stock options           ___________      ____________
------------
Commodities             ___________      ____________
------------
Real estate programs    ___________      ____________
------------
Securities for which
no market exists        ___________      ____________
------------
Limited partnerships    ___________      ____________
------------
Tax deferred
investments generally   ___________      ____________
------------

                  3.3.2.   For  those   investments   for  which  you  indicated
"substantial experience" above, please answer the following additional questions by checking the appropriate box:

                  A. Do you make your own investment decisions with respect to such investments?
      ____     Always                                      ____     Frequently
      ____     Usually                                     ____     Rarely

                  B. What are your principal sources of investment knowledge or advice (You may check more than one)

                  ____     First hand experience with industry
                  ____     Financial publication(s)
                  ____     Trade or industry publication(s)
                  ____     Banker(s)
                  ____     Broker(s)
                  ____     Investment Adviser(s) Attorney(s)
                  ____     Accountant(s)

                  3.3.3. Indicate (by check mark) whether you maintain any of the following types of accounts over which you, rather than a third party, exercise investment discretion, and the length of time you have maintained each type of account.
                                        ---      ---
     Securities (cash)                  Yes      No       Number of years______
                                        ---      ---
     Securities                         Yes      No       Number of years______
      (margin)                          ---      ---

     Commodities                        Yes      No       Number of years______

         3.4. Please provide in the space below any additional information which would indicate that you have sufficient knowledge and experience in financial and business matters so that you are capable of evaluating the merits and risks of investing in restricted securities of an enterprise such as the Company.

===============================================================

4. Citizenship. If you are not a citizen of the United States of America, please indicated your citizenship:____________________________________________

5. Bank References (please include name and address of Bank and name of an officer):

===============================================================
---------------------------------------------------------------

6.       Attorney (Name, Firm and Address):

===============================================================
---------------------------------------------------------------

7.       Accountant (Name, Firm and Address):
===============================================================
--------------------------------------------------------------

8. By signing this Questionnaire I hereby confirm the following statements:

         (a) I am aware that the offering of securities comprising the Units will involve "restricted securities", as said term is defined in Rule 144 of the Rules and Regulations promulgated under the Act, and that they, or any interest therein may not be sold or otherwise transferred unless they have first been registered under the Act and all applicable state securities laws, or unless an exemption from such registration provisions is available with respect to any such resale or transfer.

         (b) I acknowledge that any delivery to me of offering materials relating to the Units prior to the determination by the Company of my suitability as an investor shall not constitute an offer of the Units until such determination of suitability shall be made, and I agree that I shall promptly return the offering materials to the Company upon request.

         (c)      My answers to the foregoing questions are true and
complete to the best of my information and belief, and I will promptly notify the Company of any changes in the information I have provided.
                                                --------------------------------
                                                Print Name

                                                -------------------------------
                                                Signature
Date and Place Executed:
Date:_____________________
Place:____________________

                                    EXHIBIT C
                         SURGICAL SAFETY PRODUCTS, INC.

             CONFIDENTIAL PURCHASER QUESTIONNAIRE FOR ORGANIZATIONS

Purpose of this Questionnaire
         An aggregate of a minimum of 100 Units and a maximum of 800 Units, each Unit consisting of (i) 5,000 shares of Common Stock of Surgical Safety Products, Inc., a New York corporation (the "Company") and(ii) warrants to purchase 2,500 shares of Common Stock at a price of $1.50 per share, are being offered pursuant to a Confidential Private Offering Memorandum of the Company dated May 30, 1995, without registration under the Securities Act of 1933, as amended (the "Act"), or the securities laws of some states, in reliance on certain private offering exemptions contained in the Act and in Regulation D of the General Rules and Regulations under the Act, and in reliance on similar exemptions under applicable state laws. The Company must determine that an organization meets certain suitability requirements before selling (or, in some states, offering) Units to such entity. This Questionnaire does not constitute an offer to sell or a solicitation of an offer to buy Units or any other security.

         THE COMPANY WILL NOT OFFER OR SELL UNITS TO ANY CORPORATION, TRUST, PARTNERSHIP OR SIMILAR ENTITY UNLESS A QUESTIONNAIRE HAS BEEN DULY COMPLETED ON BEHALF OF SUCH ENTITY, AND ON THE BASIS OF THE INFORMATION SET FORTH THEREIN THE COMPANY HAS CONCLUDED THAT THE ENTITY IS QUALIFIED TO PURCHASE UNITS IN THE OFFERING.

Instructions
         One (1) copy of this Questionnaire should be completed, signed, dated and delivered to Surgical Safety Products, Inc., 434 S. Washington Boulevard, Suite 2, Sarasota, Florida 34236,
Attention: Mr. Chris J. Norcia. Please contact Mr. Norcia (telephone no. (813) 953-7889) if you have any questions with respect to the Questionnaire.

         PLEASE ANSWER ALL QUESTIONS. If the appropriate answer is "None" or "Not Applicable," so state. Please print or type your answers to all questions. Attach additional sheets if necessary to complete your answers to any item.

         Your answers will be kept strictly confidential at all times; however, the Company may present this Questionnaire to such parties as it deems appropriate in order to assure itself that the offer and sale of the Units will not result in a violation of the registration provisions of the Act or a violation of the securities laws of any state.

         As  used  in  this  Questionnaire,   the  term  "Organization,"  unless
otherwise indicated, refers to any corporation, trust, partnership or other association or similar entity which may purchase Units.

1. Name and Address. Please print or type the following information about the Organization:

Name of Organization
=========================================================

Address of Principal Office
--------------------------------------------------
(including Zip Code)
--------------------------------------------------

Telephone No.              (    )____________

Type of Organization (e.g., corporation, trust, limited
partnership, general partnership)
----------------------------------------------------------------

Date of Formation or Incorporation
-------------------------------------------

State of Formation or Incorporation
------------------------------------------

2. Information regarding principals. Please provide the names, addresses, positions or titles, ages and citizenship of all executive officers, trustees or general partners authorized to act with respect to investments by the Organization generally.

                                Position             Citizen-
Name               Address      or Title    Age        ship

-------------   -------------  ---------  -------  --------------
                -------------
-------------   -------------  ---------  -------  --------------
                -------------
------------    -------------  ---------  -------  --------------
                -------------

3.       Business description.  Please describe the business of the
Organization.
================================================================

4. Authority. Please provide the following information concerning the Organization's authority to subscribe for the purchase of Units:

         4.1. The name(s) of the officer(s), trustee(s) or partner(s) of the Organization who is (are) authorized to subscribe for the purchase of Units and who will be effecting the purchase.

=================================================================
----------------------------------------------------------------
-----------------------------------------------------------------

         4.2.     Indicate by check mark whether permission or
authorization from any person other than those listed in the answer to Question 4.1 is necessary in order for the organization to effect the purchase of the Units.
                                                        ----             ----
                                                         Yes              No

         4.3. If the answer to Question 4.2 is "yes," please provide the following additional information:

                  4.3.1. Identify all such persons from whom such permission or authorization is necessary.
--------------------------------------------------------------
-----------------------------------------------------------------

                  4.3.2.  Indicate by check mark whether such permission
or authorization has been obtained.
                                                        ----             ----
                                                         Yes              No

                  4.3.3. Indicate when such permission or authorization was obtained. (A copy of such authorization must be submitted not later than the date of execution of a Subscription Agreement relating to the purchase of Units. In addition, the Company may, in its sole discretion, require that an opinion of counsel, satisfactory to the Company, be submitted with respect to the authorizations referred to in this Question 4.)
---------------------------------------------------------------
----------------------------------------------------------------

                  4.3.4. If the answer to Question 4.3.2 is "no," indicate what steps are being taken to obtain such authorization.
===============================================================

5. Investor Suitability Status. Please answer Question 5.1 by marking the appropriate box in the margin. As indicated below, Questions 5.2, 5.3, 5.4 and 5.5, if applicable, need only be answered if the answer to 5.1 is "No". IF THE RESPONSES TO QUESTIONS 5.2, 5.3, 5.4 AND 5.5 REQUIRE RESPONSES FOR MORE THAN ONE PERSON, RESPONSES FOR EACH SUCH PERSON SHALL BE FURNISHED SEPARATELY AND SUCH RESPONSES SHOULD BE ATTACHED TO THIS QUESTIONNAIRE.

         5.1. Does the organization qualify as (a) any of the types of entities as defined in Rule 501 (A) (1) of Regulation D pursuant to the rules and regulations of the Securities and Exchange Commission, (b) a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, or (c) an organization described in Section 501 (c) (3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the securities offered hereby, with total assets in excess of $5,000,000?
                                                          ----             ----
                                                           Yes              No

       IF YOU ANSWER "YES" TO QUESTION 5.1, PLEASE PROCEED TO QUESTION 7.

         5.2. If the Questionnaire is answered on behalf of a corporation or partnership, indicate by check mark for each shareholder or partner, as the case may be, such person's individual or joint (together with spouse) net worth:

                  ________          less than                          $ 50,000
                  ________          $ 50,001    -                      $100,000
                  ________          $100,001    -                      $250,000
                  ________          $250,001    -                      $500,000
                  ________          $500,001    -                   $ 1,000,000
                  ________          over                            $ 1,000,000

         5.3. For each person for whom a response is furnished pursuant to Question 5.2 above, indicate the percentage of such person's net worth which is in liquid assets (cash, marketable securities or assets readily convertible to cash) which is in excess of (check highest number applicable):

       ________          10%                                ________         50%
       ________          20%                                ________         60%
       ________          30%                                ________         70%
       ________          40%                                ________         80%

         5.4. If the Questionnaire is answered on behalf of a corporation, partnership or trust, please provide the following information with respect to each shareholder or partner, as the case may be:
                                 Income From                        Income From
     Year                        All Sources                           Salary

1993 (actual)                    $__________                        $__________
1994 (actual)                    $__________                        $__________
1995 (estimated)                 $__________                        $__________

         5.5. If the Questionnaire is answered on behalf of a trust, does the trust have total assets in excess of $5,000,000 and was the trust not formed for the specific purpose of acquiring the securities offered hereby, whose purchase is directed by a "sophisticated person" as described in Question 6?
                                                           ----             ----
                                                            Yes              No

IF THE ANSWER TO ANY OF QUESTIONS 5.2 OR 5.4 IS "OVER $1,000,000" AS TO NET WORTH AND OVER $200,000, AS TO INCOME, PLEASE PROCEED TO QUESTION 7; HOWEVER, IF YOU ANSWER YES TO QUESTION 5.5 YOU MUST ANSWER ALL OF QUESTIONS 6.

6. Sophistication of decision-maker. Each person whose name appears in the answer to Question 4.1 above must answer Questions

6.1, 6.2, 6.3 and 6.4. IF MORE THAN ONE INDIVIDUAL IS NAMED IN THE ANSWER TO QUESTION 4.1, EACH INDIVIDUAL SHOULD ANSWER SEPARATELY AND SUCH ANSWERS SHOULD BE ATTACHED TO THIS QUESTIONNAIRE.

Name of Person Answering
Questions____________________________________________

         6.1 Please list all the educational institutions you have attended (including colleges, and specialized training schools)
and indicate the dates attended and the degree(s) (if any)
obtained from each.
From         To          Institution                                  Degree
        -
        -
        -
        -

         6.2 Please provide the following information concerning your business experience:

         6.2.1. Indicate your principal business experience or other occupations during the last ten years. (Please list your present, or most recent, position first and the others in reverse chronological order.)
                               Name and Address
From       To                       of Employer                     Position
        -
        -
        -

         6.2.2. Describe, in greater detail, your present or most recent business or occupation, as listed in your answer to Question 6.2.1. Please indicate such information as the nature of your employment, the principal business of your employer, the principal activities under your management or supervision and the scope (e.g., dollar volume, industry rank, etc.) of such activities.
==============================================================
==============================================================

                  6.2.3. Describe any significant business you engage in or intend to engage in other than as specified above.
================================================================
-----------------------------------------------------------------

                  6.3. Please provide the following information concerning your financial experience:

                  6.3.1. Indicate (by check mark) which of the following categories best describes the extent of your prior experience in the areas of investment listed below:

                          Substantial        Limited                   No
                          Experience        Experience              Experience

Marketable securities     _________         _________                 ________

Government Securities     _________         _________                 _________

Municipal (tax-exempt)
securities                _________         _________                 _________

Stock options             _________         _________                 _________

Commodities               _________         _________                 _________

Real estate programs      _________         _________                 _________

Securities for which
no market exists          _________         _________                 _________

Limited partnerships      _________         _________                 _________

Tax deferred
investments generally     _________         _________                 _________

                  6.3.2.   For  those   investments   for  which  you  indicated
"substantial experience" above, please answer the following additional questions by checking the appropriate box:

                  A. Do you make your own investment decisions with respect to such investments?
        ____     Always                                      ____     Frequently
        ____     Usually                                     ____     Rarely

         B. What are your principal sources of investment knowledge or advice (You may check more than one)

                  ____     First hand experience with industry
                  ____     Financial publication(s)
                  ____     Trade or industry publication(s)
                  ____     Banker(s)
                  ____     Broker(s)
                  ____     Investment Adviser(s) Attorney(s)
                  ____     Accountant(s)

         6.3.3. Indicate (by check mark) whether you maintain any of the following types of accounts over which you, rather than a third party, exercise investment discretion, and the length of time you have maintained each type of account.
            Securities                ___      ___
            (cash)                    Yes      No       Number of years______
            Securities                ___      ___
            (margin)                  Yes      No       Number of years______
            Commodities               ___      ___
                                      Yes      No       Number of years______

         6.4. Please provide in the space below any additional information which would indicate that you have sufficient knowledge and experience in financial and business matters so that you are capable of evaluating the merits and risks of investing in restricted securities of an enterprise such as the Company.
==============================================================

7. Bank References (please include name and address of Bank and name of an officer):
================================================================

8.       Attorney (Name, Firm and Address):
----------------------------------------------------------------
---------------------------------------------------------------
----------------------------------------------------------------

9.       Accountant (Name, Firm and Address):
================================================================

10. By signing this Questionnaire the undersigned hereby confirms the following statements:

         (a) I (we) am (are) aware that the proposed offering of the Units will involve "restricted securities", as said term is defined in Rule 144 of the Rules and Regulations promulgated under the Act, and that they, or any interest therein may not be sold or otherwise transferred unless they have first been registered under the Act and all applicable state securities laws, or unless an exemption from such registration provisions is available with respect to any such resale or transfer.

         (b) I (We) acknowledge on behalf of the Organization named below that any delivery to such Organization of offering materials relating to the Units prior to the determination by the Company of the suitability of the Organization as an investor shall not constitute an offer of the Units until such determination of suitability shall be made, and that the offering materials shall be returned promptly to the Company upon request.

         (c) The  foregoing  statements  are true and accurate to the best of my
(our) information and belief and the Company will be notified promptly of any changes in the foregoing answers.

-----------------------------------
Print Name of Organization
By:________________________
   Signature of Officer,
   Trustee or Partner
By:_________________________________
   Signature of Officer, Trustee
   or Partner (if second signature is
   required)
------------------------------------
Print Name of Officer,
Trustee or Partner

------------------------------------
Print Name of Officer,
Trustee or Partner (if second
signature is required)
                        Date:______________________, 1995
                  Name of Holder            ______________________________

                  Address of Holder         ______________________________
                                            ------------------------------
                  Number of Warrant
                     Shares                 ______________________________

The securities represented by this certificate may not be sold, transferred, pledged, or hypothecated unless aa registration statement under the Securities Act of 1933, as amended, is in effect with respect thereto or the Company has received an opinion of counsel, satisfactory to the Company, to the effect that such registration is not required or that there exists a valid exemption from such registration.

                Warrant Certificate for Purchase of Common Stock
                                       of
                         Surgical Safety Products, Inc.
                            (a New York corporation)

         This certifies that the person whose name appears above (the "Holder"), for value received and subject to the provisions hereinafter set forth, shall be entitled to purchase from Surgical Safety Products, Inc. (the "Company") the number of shares (the "Warrant Shares") of common stock, $.001 par value, of the Company ("Common Stock") set forth above at an exercise price ("Exercise Price") of $1.50 per share (subject to adjustment as hereinafter provided in Section 4 hereof). This Warrant is one of a series of warrants ("Series Warrants") entitling the holders to purchase in the aggregate, a minimum of 250,000 shares of Common Stock and a maximum of 2,000,000 shares of Common Stock, which Series Warrants are being sold pursuant to an offering of a minimum of 100 units and a maximum of 800 units, each unit ("Unit") consisting of 5,000 shares of Common Stock and Warrants to purchase 2,500 shares of Common Stock. The offering is being made pursuant to a Confidential Private Offering Memorandum dated May 30, 1995 of the Company relating to the Units (the "Memorandum"). The Holder has agreed to purchase ______ or more of the Units pursuant to a subscription agreement (the "Subscription Agreement") dated May 30, 1995, the terms and conditions of which, including those relating to disclosures made by the Company in connection with the sale of the Units, shall apply to this Warrant.

         1. Exercise. This Warrant may be exercised during the period commencing on the Initial Closing Date (as defined in the Memorandum) and expiring as set forth in Section 8(c) (the "Exercise Period") at any time and from time to time by the Holder as to the whole or any lesser number of whole Warrant Shares covered hereby, upon surrender of this Warrant together with the exercise form attached hereto, duly executed, and accompanied by a letter, signed by the Holder, containing the representations referred to in Section 3, at the office of the Company accompanied by payment, in cash or by certified or official bank check payable to the order of the Company, in the amount of the Exercise Price hereinabove set forth for the Warrant Shares so purchased.

         2. Delivery of Securities. As soon as practicable after the exercise of this Warrant, in whole or in part, and in any event within 30 days thereafter, the Company, at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder or to such person as the Holder (upon payment by the Holder of any applicable taxes) may direct, a certificate or certificates for the number of full Warrant Shares covered hereby, the Holder shall be entitled to receive a new Warrant of like tenor covering the number of Warrant Shares with respect to which this Warrant shall not have been exercised.

         3. Covenants and Investment Representations of the Holder. The Holder acknowledges to the Company that (i) the Warrant and the Warrant Shares will not be registered under the Securities Act of 1933, as amended (the "Securities Act") or any applicable state securities laws ("Blue Sky Laws") and will be issued in reliance upon the exemption afforded by Section 4(2) of the Securities Act for transactions by an issuer not involving any public offering, (ii) any Warrant Shares issued upon exercise of the Warrant must be held indefinitely unless a subsequent disposition thereof is registered under the Securities Act and the Blue Sky Laws or is exempt from such registration and (iii) the certificates representing the Warrant Shares will bear a legend substantially in the form set forth below. Whenever the restrictions described in (1) and (ii) above shall terminate as to any Warrant Shares, the holder thereof shall be entitled to receive from the Company, without expense, new securities of like tenor not bearing a restrictive legend. Neither the Warrant nor the Warrant Shares may be made subject to a security interest, pledged, hypothecated, or otherwise transferred without an effective registration statement for such Warrant or Warrant Shares under the Securities Act and the Blue Sky Laws or the Company having received an opinion of counsel in form and content reasonably acceptable to it that registration is not required under the Securities Act and the Blue Sky Laws, or the Company having otherwise notified the Holder in writing that it has determined that no such registration is required. Any Warrant Shares issued upon the exercise of this Warrant shall bear the following legend:
         "The securities represented by this certificate may not be sold, transferred, pledged, or hypothecated unless a registration statement under the Securities Act of 1933, as amended, is in effect with respect thereto or the Company has received an opinion of counsel, satisfactory to the Company, to the effect that such registration is not required or that there exists a valid exemption from such registration."

It shall be a condition of exercise that the Holder give such representations and warranties as the Company shall deem necessary to assure that the exercise of this Warrant does not involve any violation of the Securities Act and the Blue Sky Laws.

         4. Adjustments. In the event that the Company shall, at any time prior to the expiration date of this Warrant and prior to the exercise thereof: (i) declare or pay to the holders of the Common Stock a dividend payable in any kind of shares of stock of the Company; (ii) change or divide or otherwise reclassify its Common Stock into the same or a different number of shares with or without par value, or into shares of any class or classes; (iii) consolidate or merge with, or transfer its property as an entirety or substantially as an entirety to, any other corporation; or (iv) make any distribution of its assets to holders of its Common Stock as a liquidation or partial liquidation dividend; then, upon the subsequent exercise of this Warrant, the Holder shall receive for the Exercise Price, in addition to or in substitution for the shares of Common Stock to which the Holder would otherwise be entitled upon such exercise, such additional shares of stock or script of the Company, or such reclassified shares of stock of the Company, or such shares or the securities or property resulting from such consolidation or merger or transfer, or such distributed assets of the Company, which the Holder would have been entitled to receive had the Holder exercised this Warrant prior to the happening of any of the foregoing events or, at the discretion of the Board of Directors of the Company, the Board shall make such alternate provisions as in the judgment of the Board shall be fair and reasonable including, without limitation, an adjustment in the exercise price of this Warrant which, in the judgment of the Board would, as nearly as may be practicable, preserve the economic position of the Holder. The Company will mail to the Holder a notice at least 10 days prior to the date or expected date of any dividend or distribution or the date or expected date on which any such reclassification, consolidation, merger, transfer of property, partial liquidation or liquidation is to take place describing the material terms and conditions of any such transaction.

         5. Registration Rights. Any Warrant Shares issued on the exercise of this Warrant shall be subject to, and have the benefit of, the registration rights set forth in the Subscription Agreement.

         6. Notices. All notices and other communications from the Company to the Holder shall be mailed by first class registered or certified mail, postage prepaid, to such address as may be furnished to the Company in writing by the Holder, or, until an address is furnished, to and at the address of the last holder of this Warrant who has so furnished an address to the Company.

         7. Reservation of Common Stock. The Company will at all times reserve and keep available, solely for issuance and delivery upon exercise of this Warrant, all Warrant Shares from time to time issuable upon the exercise of this Warrant at the time outstanding. All Warrant Shares issuable upon exercise of the Warrant shall be duly authorized and, when issued and paid for in full, validly issued, fully paid and non-assessable with no liability on the part of the Holder thereof.

         8. Miscellaneous. (a) This Warrant does not confer upon the Holder any right whatsoever as a stockholder of the Company.

                  (b) Upon the exercise of this Warrant, the exercise form attached hereto must be duly executed.

                  (c) This Warrant shall be void unless exercised prior to 5:00 p.m., Eastern Daylight Time, on the third anniversary of the Initial Closing Date.

                  (d) This document may not be altered or amended except in writing. The Series Warrants, including this Warrant, may be amended and the provisions of the Series Warrants waived with the consent of the Company and the holders of more than 50% of the Series Warrants then outstanding (computed on the basis of the number of Warrant Shares, regardless of exercise price, covered by such Warrants), provided that without the consent of the Holder of this Warrant, this Warrant may not be amended so as to shorten the Exercise Period or increase the Exercise Price. Any amendment or waiver executed pursuant to the preceding sentence shall be binding upon all holders of the series Warrants at the time of such amendment or waiver, and any succeeding holder or holders of each of the Series Warrants, whether or not consenting thereto. In addition, this Warrant may be amended by agreement of the Company and the Holder.

                  (e) The provisions of this Warrant shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns.

                  (f) This Warrant shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York applicable to contracts made and to be performed entirely therein.

         Witness the seal of the Company and the signature of its duly authorized officer.

Dated:________________, 1995                       SURGICAL SAFETY PRODUCT, INC.

Accepted and Agreed to:                            By:__________________________
________________________________                   Name:
Signature of Holder                                Title:


                                  Exercise Form
            (To Be Executed if Owner Desires to Exercise the Warrant)

                       TO: Surgical Safety Products, Inc.

     The undersigned hereby exercises, according to the terms and conditions thereof, the number of Warrant Shares set forth below, pursuant and subject to the Warrant evidenced by the within Warrant Certificate, and herewith makes payment of the purchase price in full. Kindly issue all shares to the undersigned and deliver them to the undersigned at the address stated below. If such number of shares shall not be all of the shares purchasable under the within Warrant Certificate, please issue a new Warrant Certificate of like tenor for the balance of the remaining shares purchasable hereunder to be delivered to the undersigned at the address stated below.

                                 Name             ______________________________

                                 Address          ______________________________
                                                  ------------------------------

Dated:                              Signature ______________________________

                                            Signature Guarantee

Number of Warrant Shares
for which exercise is made _____________________________________

Total Exercise Price for
all Warrant Shares being purchased _____________________________

                                    EXHIBIT D















                  SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
                                SARASOTA, FLORIDA

                          INDEPENDENT AUDITORS' REPORT,
                        CONSOLIDATED FINANCIAL STATEMENTS
                                       AND
                            SUPPLEMENTARY INFORMATION
                                DECEMBER 31, 1994

                                    CONTENTS


                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                   1

CONSOLIDATED FINANCIAL STATEMENTS

         Balance Sheet                                                         2
         Statements of Operations                                              3
         Statements of Changes
           in Stockholders' Equity                                             4
         Statements of Cash Flows                                              5
         Notes to Financial Statements                                         7

CONSOLIDATED SCHEDULES OF OPERATING EXPENSES                                  11

                                    KERKERING
                              BARBERIO & CO., P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS
                          INDEPENDENT AUDITORS' REPORT

The Stockholders
Surgical Safety Products, Inc.
Sarasota, Florida

We have audited the accompanying consolidated balance sheet of Surgical Safety Products, Inc. and subsidiary as of December 31, 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the two-year period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Surgical Safety Products, Inc. and subsidiary as of December 31, 1994, and the consolidated results of operations and cash flows for each of the years in the two-year period then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the consolidated schedules of operating expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                    /s/Kerkering Baberio & Co.
                                                    Certified Public Accountants

Sarasota, Florida    May 2, 1995
1858 Ringling Blvd./Sarasota, Florida 34236/813-365-4617
1001 9th Avenue West/Brandenton, Florida 34205/813-746-4040

                  SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1994
                                     ASSETS
CURRENT ASSETS
         Cash                                                 $  39,695
         Receivables:
                  Trade                                       $   2,907
                  Other                                           1,054
                                                              ---------
                           Total receivables                      3,961
         Prepaid expense                                            318
         Inventory                                               37,364
                                                               --------
     Total current assets                                        81,338

FURNITURE AND EQUIPMENT                                         146,589
LESS:  Accumulated depreciation                                  19,794
                                                               ---------
Furniture and equipment, net                                    126,795

OTHER ASSETS:
Excess of cost over net assets acquired, net                    275,430
Organization cost, net                                           15,523
Trade names, net                                                  6,987
Patent costs, net                                                 9,188
Deposits                                                            500
                                                                --------
Total other assets                                              307,627
                                                                --------
TOTAL ASSETS                                                   $515,761
                                                                ========

                  SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1994 AND 1993
                                                                  COMMON STOCK
Balances - December 31, 1992                                        $ 39,980
Issuance of Surgical Safety Products, Inc.
  no par common stock - 1,830 shares                                 131,500
Initial issuance of Sheffeld Acres, Inc.
  $.001 par value common stock - 8,936,440 shares                      8,936
Net loss                                                             ________
Balances - December 31, 1993                                         180,416
Issuance of Surgical Safety Products, Inc. no par
  common stock - 2,600 shares                                        358,875

Acquisition of Sheffeld Acres, Inc. $.001 par value, common stock for treasury - 6,749,152 shares

Reverse merger between Surgical Safety Products, Inc.
  and Sheffeld Acres, Inc.                                          (530,355)

Issuance of common stock - 25,000 shares                                  25
Net loss                                                             ________
Balances - December 31, 1994                                        $  8,961
                                                                     ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
         Long-term debt - current position                       $220,068
         Note payable to stockholder                               66,990
         Accounts payable                                          52,283
         Accrued expenses                                          20,206
                                                                  --------
                 Total current liabilities                        359,547

LONG-TERM DEBT, net of current portion                             37,726
                                                                  --------
                  Total liabilities                               397,273

STOCKHOLDERS' EQUITY
         Common stock - $.001 par value; 20,000,000
           shares authorized; 8,961,440 shares
           issued and outstanding                                   8,961
         Additional paid-in capital in excess of par              520,330
         Deficit                                                 (410,803)
                                                                 --------
                                                                  118,488

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $515,761

                  SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1994 AND 1993
                                                1994                      1993
                                                ----                      ----
REVENUE
         Medical services fees              $ 115,7791
         Medical products sales                 4,8988                $  24,344
                                                ------                ---------

                                               120,689                   24,344
                                            ----------                ---------
COSTS
         Direct cost of medical services        63,600
         Cost of medical products                1,437                   17,436
                                             ---------                ---------

                                                65,037                   17,436
                                             ---------                ---------
GROSS PROFIT                                    55,652                    6,908

OPERATING EXPENSES                             286,954                  155,026
                                             ---------                ---------
LOSS FROM OPERATIONS                         (231,302)                 (148,118)

OTHER INCOME (EXPENSE)
         Interest income                          892
         Interest expense                     (15,680)                _________

Loss before income taxes                     (246,090)                 (148,118)
Income taxes                                _________                 _________

NET LOSS                                    $(246,090                 $(148,118)
                                            =========                 ---------
NET LOSS PER SHARE                          $   (.028)                $   (.017)
                                            ---------                 ---------

                     The accompanying notes are an integral
                       part of these financial statements.

ADDITIONAL                                                             TOTAL
 PAID-IN                                 TREASURY                  STOCKHOLDERS'
 CAPITAL               DEFICIT            STOCK                      EQUITY

$   -                $ (16,595)          $    -                    $  23,38

                                                                     131,500

                                                                       8,936

________              (148,118)          _________                  (148,118)
            ------------------                                      ---------

                      (164,713)               -                       15,703

                                                                     358,875

                                           (35,000)                  (35,000)

 495,355                                    35,000                      -

  24,975                                                              25,000

________              (246,090)          _________                  (246,090)
                     ---------                                      ---------

$520,330             $(410,803)          $    -                    $ 118,488
========             ---------    -----------------                  ---------

                     The accompanying notes are an integral
                       part of these financial statements.

                 SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1994 AND 1993

CASH FLOWS FROM OPERATING ACTIVITIES:                    1994             1993
                                                         ----             ----
         Net loss                                        $(246,090)   $(148,118)
Adjustments to reconcile net loss to cash used in operating activities:
         Deprecation and amortization                       20,814        6,852
Decrease (increase) in operating assets:
         Receivable                                         10,442      (14,403)
         Inventory                                          (5,285)     (32,078)
         Deposits                                                           295
         Prepaid expense                                      (318)
Increase in operating liabilities:
         Accounts payable                                   44,361        8,329
         Accrued expenses                                   19,799
                                                            -------
                  Total adjustments                         89,813      (31,005)
                                                           -------      --------
         Net cash used in operating expenses              (156,277)    (179,123)
                                                          ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Assets acquired and liabilities assumed by
 wholly-owned subsidiary:
         Furniture and equipment                          (115,150)
         Trade name                                         (5,000)
         Note and accounts payable                          37,989
         Excess of cost over net assets
          acquired                                        (248,369)
                                                          ---------
         Cost of net assets acquired                      (330,530)
         Less: Promissory note issued                      229,725
                                                          --------
         Cash disbursed at closing                        (100,805)
 Purchase of treasury stock                                (35,000)
         Furniture and equipment purchased                    (300)     (22,367)
         Intangible assets capitalized                     (44,834)     (17,013)
                                                          ---------     --------
 Net cash used in investing activities                    (180,939)     (39,380)
                                                          ---------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
         Proceeds from stockholder loan                     85,164       80,000
         Repayment of stockholder loans                    (95,174)
Proceeds from issuance of common stock                     383,875      140,436
         Repayment of long-term debt                        (9,920)
                                                           --------
         Net cash provided by financing
          activities                                       360,945      220,436
                                                           -------      -------

INCREASE IN CASH                                            23,729        1,933
CASH AT BEGINNING OF YEAR                                   15,966       14,033
                                                          --------       ------
CASH AT END OF YEAR                                       $ 39,695      $15,966
                                                          ========      =======

                 SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                          YEAR ENDED DECEMBER 31,1994

Supplemental Schedule of Non-Cash Activities

Effective November 28, 1994 Surgical Safety Products, Inc. (SSP) was merged into Sheffeld Acres, Inc. (Sheffeld) and the assets and liabilities of the companies were combined. The merger was completed through an exchange of 315.632 shares of Sheffeld stock, previously purchased by SSP for 35,000 for each outstanding share of SSP stock.


The accompanying notes are an integral part of these financial statements.

                 SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31,1994

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities

Surgical Safety Products, Inc. is engaged in medical products development and medical products sales primarily to the medical community. Its wholly-owned subsidiary, Women's Diagnostic Center of Sarasota, Inc., which was incorporated on September 28, 1994, operates a diagnostic clinic specializing in women's health.

Merger

On November 28, 1994 Surgical Safety Products, Inc. (SSP), a Florida corporation, merged into Sheffeld Acres, Inc. (Sheffeld), a New York corporation which had never commenced operations. The merger was approved by the stockholders of both corporations on that date. Subsequent to the merger the name of the Company was changed to Surgical Safety Products, Inc.

Prior to the merger, SSP acquired 6,749,152 shares of Sheffeld stock from Sheffeld stockholders for $35,000. At the time of the merger each of the 21,383 outstanding shares of SSP stock were exchanged for approximately 315.632 shares of the previously acquired Sheffeld stock. As a result, the prior SSP stockholders held approximately 75% of the outstanding shares of Sheffeld stock. This transaction represents a reverse acquisition and has been recorded at historical cost. Therefore, the accompanying financial statements include the activity of Surgical Safety Products, Inc. and Sheffeld Acres, Inc. prior to the merger of the two entities.

Inventory

Inventory is stated at the lower cost (first-in, first-out) or market (net realizable value).

Intangible Assets

Intangible assets subject to amortization include the excess of cost over net assets acquired, organization costs, trade names and patent costs. Organization costs are being amortized on a straight-line basis over five years. Patent costs are being amortized on a straight-line basis over seventeen years from the granting of the patent. The other assets are being amortized on a straight-line basis over fifteen years.

                 SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31,1994

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Incom Taxes". Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss Per Share

Net loss per share has been computed by dividing net loss by the weighted average number of shares outstanding during each year. Common stock equivalents have not ben included in the computation of weighted average number of shares outstanding in both 1994 and 1993 since the effect would have been antidilutive.

NOTE 2 - ACQUISITION

On September 28, 1994, the Company's wholly-owned subsidiary, Women's Diagnostic Services, Inc., was incorporated and immeadiately acquired certain assets of Women's Ambulatory Service, Inc. In exchange for cas and a promissory note. The purchase price was allocated as follows:

        Assets acquired:
                 Furniture and equipment                              $ 115,150
                 Trade name                                               5,000
                                                                      ---------
                                                                        120,150
        Liabilities assumed:
                 Note payable                                           (14,394)
                 Accounts payable                                       (23,595)
                                                                        (37,989)

        Net assets acquired                                              82,161

Execess of cost over net assets acquired                                248,369
                                                                       --------
Purchase price and filing fees                                        $ 330,530
                                                                      =========

                 SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31,1994

NOTE 2 - ACQUISITION (CONTINUED)

The acquisition was completed through the payment of $100,805 in cash and the issuance of a promissory note for $229,725 which is described in Note 3.

Women's Ambulatory Services, Inc. had been in business in the same general location for five years prior to the acquition. The company's taxable income for the year prior to acquisition was in excess of $74,000.

NOTE 3 - LONG-TERM DEBT

Long-term debt consist of the following:
         Promissory note payable to Women's
 Ambulatory Services, Inc.; maturing on January 15, 1996, payable in installments of $100,000 on January 15, 1995 and April 15, 1995, and $40,000 on January 15, 1996, each such installment includes interest at 8% per annum. The two $100, 000 payments were made with funds advance to the Company
 by its principal stockholder in 1995.                                 $229,725

         Note payable to an individual in monthly
 payments of $1,005 including interest at 7% per
 annum, maturing in December 1995                                        11,615

         Note payable for equipment in monthly
 payments of $1,573 including interest at 10%
 per annum, maturing in November 1995                                    16,454
                                                                       --------
                                                                        257,794
                  LESS: Current portion                                 220,068

                  Non-current portion                                  $ 37,726
                                                                       ========
 Maturities of long term debt are as follows:

                           Year Ending
                           December 31

                              1995                                     $220,068
                              1996                                       37,726
                                                                       --------
                                                                       $257,794

                 SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31,1994

NOTE 4 - RELATED PARTY TRANSACTION

At December 31, 1994, the Company was indebted to a stockholder in the amount of $66,990. The indebtedness is payable on demand and bears interest at prime plus 2% (aggregating 10%) at December 31, 1994. Interest on the loan for 1994 amounted to $6,513.

NOTE 5 - STOCK OPTION PLANS

On July 21, 1994 the Company adopted two stock option plans. Under one plan 7,890,800 shares of common stock are reserved for the paticipating employees and directors of the plan (Employee's Plan). Under the other plan 1,578, 160 shares of common stock are reserved for outside business consultants and business advisors of the plan (consultant's Plan). Both plans provide that options may be exercised only after two years from the date of grant but not later than seven years from date of grant. Prior to the exercise of any optiosn, the Company is required to file a Form S-8 with the Securities Exchange Commission to register the shares.

The following summarizes option transactions outstanding at December 31, 1994:

                            Date                   Options        Exercise Price
                          Granted                  Granted          Per Share

Employees' Plan        July 21, 1994             4,876,483.5         $.31563
                     September 21, 1994            157,815.0          .31563

Consultants' Plan      July 21, 1994               388,724.9         $.31563

NOTE 6 - INCOME TAXES

The Company has net operating loss carryforwards of approximately $411,000 for book purposes and $304,000 for income tax purposes which expire during the years 2007 through 2009. The 1994 and 1993 tax benefits relating to the losses incurred in each year amounted to $77,000 and $40,000, respectively. Based on the Company's financial history, there is no basis to conclude the tax benefits will be realized. Accordingly, valuation allowances have been provided for the entire tax benefit in each year.

                 SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
                  CONSOLIDATED SCHEDULES OF OPERATING EXPENSES
                      YEAR ENDED DECEMBER 31,1994 AND 1993

                                                   1994                    1993
                                                   ----                    ----
Accounting and legal              $               20,429  $                5,979
Advertising                                       21,460                  11,961
Contract labor                                    26,042                   6,030
Meetings/conventions                               9,368                  10,398
Donations                                            120
Depreciation and amortization                     20,814                   6,852
Salaries/payroll taxes                            70,629                  61,627
Entertainment                                      5,069                     157
Freight                                              931
Insurance                                         10,085                   1,566
Leased equipment                                   3,745                     420
General and administrative                        34,059                  21,015
Rent                                              14,189                   5,280
Repairs and maintenance                            1,097
Research and development                          22,258                   1,861
Supplies                                           7,329
Taxes                                              1,643                   5,884
Telephone                                          9,467                   5,813
Travel                                             8,220                  10,183
                                                   -----                  ------
                                  $              286,954  $              155,026
                                                 =======                 =======

                 SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
                               SARASOTA, FLORIDA

                        ACCOUNTANTS' COMILATION REPORT,

                       CONSOLIDATED FINANCIAL STATEMENTS

                                      AND

                           SUPPLEMENTARY INFORMATION

                                 MARCH 31, 1995
                                  (UNAUDITED)

                                 CONTENTS PAGE

ACCOUNTANTS' COMILATION REPORT                                                 1

CONSOLIDATED FINANCIAL STATEMENTS
 Balance Sheet                                                                 2
 Statement of Operations                                                       3
 Statement of Changes in Stockholders' Equity                                  4
 Statement of Cash Flows                                                       5
 Notes to Financial Statements                                                 6

CONSOLIDATED SCHEDULE OF OPERATING EXPENSES                                   10

                 SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1995
                (UNAUDITED - SEE ACCOUNTANTS' COMILATION REPORT)

                             ASSETS
CURRENT ASSETS
     Cash                                                              $ 13,742
     Receivables:
       Trade                                        $19,692
       Other                                            651
         Total Receivables                                               20,343
     Inventory                                                           35,883
     Prepaid Expense                                                        215
                                                                        -------
         Total current assets                                            70,183

FURNITURE AND EQUIPMENT                                                 209,409
LESS: Accumulated depreciation                                           29,197

   Furniture and equipment, net                                         180,212

OTHER ASSETS
  Excess of cost over net assets acquired,
 net                                                                    270,744
  Organization cost, net                                                 14,673
  Trade names, net                                                        6,864
  Patent costs, net                                                       9,042
  Deferred financing costs                                                5,000
  Deposits                                                                  500
                                                                       --------
      Total other assets                                                306,823

  TOTAL ASSETS                                                         $557,218

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Long-term debt - current portion                                    $163,558
   Note payable to stockholder                                          221,990
   Accounts payable                                                      69,799
   Accrued expenses                                                       6,824
                                                                       --------
     Total current liabilities                                          462,171

LONG-TERM DEBT, net of current portion                                   52,407
                                                                        -------
     Total liabilities                                                  514,578

STOCKHOLDERS' EQUITY
   Common stock - $.001 par value; 20,000,000
     shares authroized; 8,989,818 shares
     issued and outstanding                                               8,980
   Additional paid-in capital in excess of par                          539,689
   Deficit                                                             (506,029)
                                                                      ---------
                                                                         42,640

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $557,218

The accompanying notes are an integral part of these financial statements.

                         KERKERING BARBERIO & CO., P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS




ACCOUNTANTS' COMILATION REPORT

The Stockholders
Surgical Safety Products, Inc.
Sarasota, Florida

We have comiled the accompanying consolidated balance sheet of Surgical Safety Products, Inc. and subsidiary as of March 31, 1995, the related consolidated statements of operations and cash flows for the three months then ended and the accompanying supplementary consolidated schedule of operating expenses, which is presented only for supplementary analysis purposes.

A comilation is limited to presenting in the form of consolidated financial statements information that is the representation of management and does not include evaluation of the support for the assumptions underlying the transactions. We have not audited or reviewed the accompanying consolidated financial statements and, accordingly, do not express an opinion or any other form of assurance on them.


                                                    /s/ Kerkering Barberio
                                                    Certified Public Accountants

Sarasota, Florida
May 23, 1995


1858 Ringling Blvd./Sarasota Florida 34236/813-365-4617
1001 9th Avenue West/Bradenton, Florida 34205/813/746-4040

                 SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1995
                (UNAUDITED - SEE ACCOUNTANTS' COMILATION REPORT)

REVENUE
   Medical services fees                                              $ 122,589
   Medical products sales                                                 2,139
                                                                        -------
     Total revenue                                                      124,728

COSTS
   Direct cost of medical services                                       64,726
   Cost of medical products sold                                            611
     Total costs                                                         65,337

GROSS PROFIT                                                             59,391

OPERATING EXPENSES                                                      147,450

LOSS FROM OPERATIONS                                                     88,059

OTHER INCOME (EXPENSES)
   Interest income                                                           47
   Interest expense                                                      (1,785)
   Miscellaneous income                                                     571

     Other income (expense), net                                         (7,167)

Loss before income taxes                                                (95,226)

Income taxes                                                                  -

NET LOSS                                                              $ (95,226)
                                                                      ==========

NET LOSS PER SHARE                                                    $   (.011)
                                                                      ==========


The accompanying notes are an integeral part of these financial statements.

                 SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
                       CONSOLIDATED STOCKHOLDERS' EQUITY
                                 MARCH 31, 1995
                (UNAUDITED - SEE ACCOUNTANTS' COMILATION REPORT)






                                                                    COMMON STOCK
Balances - December 31, 1994                                            $ 8,961

Issuance of common stock - 19,378 shares                                     19

Net loss                                                                      -

Balances - March 31, 1995                                               $ 8,980
                                                                        =======






         ADDITIONAL                                          TOTAL
          PAID-IN                      DEFICIT            STOCKHOLDERS'
          CAPITAL                                            EQUITY
         $ 520,330                  $ (410,803)             $ 118,488

            19,359                           -                 19,378

                 -                     (95,226)               (95,226)
           -------                    ---------              ---------

         $ 539,689                  $ (506,029)             $  42,640
         =========                  ===========              =========



The accompanying notes are an integrl part of theses financial statements.

                 SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1994 AND 1993

CASH FLOWS FROM OPERATING ACTIVITIES:
         Net loss                                                      $(95,226)
      Adjustments to reconcile net loss
      cash used in operating activities:
       Deprecation  and  amortization                                    15,208
  Decrease (increase) in operating assets:
         Receivables                                                    (14,403)
         Inventory                                                        1,481
         Prepaid expense                                                    318
Increase in operating liabilities:
         Accounts payable                                                44,361
         Accrued expenses                                               (13,382
                                                                        -------
                  Total adjustments                                      18,922
                                                                        -------
         Net cash used in operating activities                          (76,304)
                                                                       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
         Furniture and equipment purchansed                              (2,820)
     Deferred financing costs                                            (5,000)
Net cash used in investing activities                                    (7,820)
                                                                        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
         Proceeds from stockholder loan                                 155,000
Proceeds from issuance of common stock                                    5,000
         Repayment of long-term debt                                   (101,829)
         Net cash provided by financing
          activities                                                     58,171

DECREASE IN CASH                                                        (23,953)

CASH AT BEGINNING OF PERIOD                                              39,695

CASH AT END OF PERIOD                                                  $ 13,742
                                                                        ========

Supplemental Schedule of Non-Cash Activities:
         During the period, the Company issued 14,378 shares of common stock to a creditor in payment of amounts due. Also, the company entered into a capital lease agreement for a medical diagnostic instrument with a value of $60,000.

The accompanying notes are an integral part of these financial statements.

                 SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities

Surgical Safety Products, Inc. (Company) is engaged in medical products development and medical products sales primarily to the medical community. Its wholly-owned subsidiary, Women's Diagnostic Center of Sarasota, Inc., which was incorporated on September 28, 1994, operates a diagnostic clinic specializing in women's health.

Inventory

Inventory is stated at the lower cost (first-in, first-out) or market (net realizable value).

Intangible Assets

Intangible assets subject to amortization include the excess of cost over net assets acquired, organization costs, trade names and patent costs. Organization costs are being amortized on a straight-line basis over five years. Patent costs are being amortized on a straight-line basis over seventeen years from the granting of the patent. The other assets are being amortized on a straight-line basis over fifteen years.

Income Taxes

The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Incom Taxes". Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss Per Share

Net loss per share has been computed by dividing net loss by the weighted average number of shares outstanding during each year. Common stock equivalents have not ben included in the computation of weighted average number of shares outstanding in both 1994 and 1993 since the effect would have been antidilutive.

NOTE 2 - LONG-TERM DEBT

Long-term debt consist of the following:
         Promissory note payable to Women's
 Ambulatory Services, Inc.; maturing on January 15, 1996, payable in installments of $100,000 on January 15, 1995 and April 15, 1995, and $40,000 on January 15, 1996, each such installment includes interest at 8% per annum. The two $100, 000 payments were made with funds advance to the Company
 by its principal stockholder in 1995.                                 $135,062

         Capital lease obligation to stockholder, payable monthly at $1,511 through February 2000, with an additional $6,000 due with the
 final payment (see Note 3)                                             60,000

         Note payable to an individual in monthly
 payments of $1,005 including interest at 7% per
 annum, maturing in December 1995                                         8,787

         Note payable for equipment in monthly
 payments of $1,573 including interest at 10%
 per annum, maturing in November 1995                                    12,116
                                                                       --------
                                                                        215,965
                  LESS: Current portion                                 163,558

                  Non-current portion                                  $ 52,407
                                                                        ========
 Maturities of long term debt are as follows:

            Twelve months ending
                  March 31

                   1996                                                $163,558
                   1997                                                   8,584
                   1998                                                  10,430
                   1999                                                  12,674
                   2000                                                  20,719
                                                                       $215,965
NOTE 3 - RELATED PARTY TRANSACTION

At December 31, 1994, the Company was indebted to a stockholder in the amount of $221,990 related to advances made to the Company by him. The indebtedness is payable on demand and bears interest at prime plus 2% (aggregating 10%) at March 31, 1995. Interest on the loan for the three months ended March 31, 1995 amounted to $4,254.

During 1995, the Company's primary stockholder personally leased a medical diagnostic instrument at the request of the Company's subsidiary. The stockholder in turn leased the instrument to the Company's subsidairy at an amount of twelve percent in excess of his monthly payment. The lease arrangement between the stockholder and the Company's subsidiary has been recorded as a capital lease with the related liability included in long-term debt (see Note
2).

NOTE 4 - STOCK OPTION PLANS

On July 21, 1994 the Company adopted two stock option plans. Under one plan 7,890,800 shares of common stock are reserved for the paticipating employees and directors of the plan (Employee's Plan). Under the other plan 1,578,160 shares of common stock are reserved for outside business consultants and business advisors of the plan (Consultant's Plan). Both plans provide that options may be exercised only after two years from the date of grant but not later than seven years from date of grant. Prior to the exercise of any optiosn, the Company is required to file a Form S-8 with the Securities Exchange Commission to register the shares.

The following summarizes option transactions outstanding at March 31, 1995:

                           Date                 Options           Exercise Price
                         Granted                Granted              Per Share

Employees' Plan       July 21, 1994           4,876,483.5               $.31563
                   September 21, 1994           157,815.0                .31563

Consultants' Plan     July 21, 1994             388,724.9               $.31563
                    January 24, 1995                500.0                .90

NOTE 5 - INCOME TAXES

The Company has net operating loss carryforwards of approximately $506,000 for book purposes and $400,000 for income tax purposes which expire during the years 2007 through 2010. The tax benefit relating to the losses incurred during the three month period ended March 31, 1995 amounted to $20,600. Based on the Company's financial history, there is no basis to conclude the tax benefits will be realized. Accordingly, valuation allowance has been provided for all tax benefit to date.

                 SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
                  CONSOLIDATED SCHEDULES OF OPERATING EXPENSES
                      THREE MONTHS ENDED DECEMBER 31, 1995



Accounting and legal                                     $               19,201
Advertising                                                               7,452
Contract labor                                                              951
Meetings/conventions                                                      7,459
Donations                                                                   299
Depreciation and amortization                                            15,208
Salaries/payroll taxes                                                   37,473
Entertainment                                                             1,574
Freight                                                                     108
Insurance                                                                 1,975
Leased equipment                                                            791
General and administrative                                               12,691
Rent                                                                     10,821
Repairs and maintenance                                                   9,814
Supplies                                                                  9,941
Taxes                                                                     4,224
Telephone                                                                 7,128
Travel                                                                      340
                                                         $              147,450
                                                                        =======

EXHIBIT 6.19










                         SURGICAL SAFETY PRODUCTS, INC.

                                   SUPPLEMENT

                                       TO

                           PRIVATE OFFERING MEMORANDUM

                               DATED MAY 30, 1995







Dated:            October 30, 1995
                  Sarasota, Florida

GENERAL
         The purpose of supplementing the Confidential Private Offering Memorandum of Surgical Safety Products, Inc. (the "Company") dated May 30, 1995 (the "POM") is to reflect new developments concerning the Company's intentions with respect to potential acquisitions, the proposed sale of a majority interest in SSP's wholly owned subsidiary, Women's Diagnostic Center, Inc. ("WDC"), the redirection in SSP's marketing focus, and as a result of the foregoing, the restructuring of the terms of this offering, the persons eligible to invest therein and the use of proceeds thereof. In addition, updated financial and other information is included herewith. Unless otherwise specified all capitalized terms utilized herein shall have the meanings ascribed to them in the POM. As to supplemented, the term POM shall include this supplement. Except as otherwise set forth in this supplement, all investors are referred to the POM, the terms and conditions of which are incorporated herein and form a part hereof. TERMS OF THE OFFERING
         The Company is offering hereunder for sale on a "best-efforts" basis a minimum of ten (10) Units (the Minimum Offering" - $250,000) and a maximum of forty (40) Units (the "Maximum Offering" - $1,000,000), each Unit consisting of
(a) 50,000 shares of Common Stock, and (b) three (3) year warrants to purchase 25,000 shares of Common Stock at an exercise price of $1.50 per share. The offering price pre Unit is $25,000 although the Company reserves the right, in its sole and exclusive discretion, to accept subscriptions in lesser amounts as it shall determine. The Company also reserves the right, in its sole and exclusive discretion, to increase the Maximum Offering to 100 Units - $2,500,000, in which event the additional net proceeds thereof will be allocated amongst the uses described herein as the Company shall determine. If subscriptions for the Minimum Offering have not been received by March 31, 1996 (or June 30, 1996 if the offering has been extended), no Units will be sold and all funds will be refunded promptly, with interest, less the fees and expenses of Barnett Bank where all subscription funds will be kept in a special, segregated, interest-bearing custodial account in the name of the Company, or a pro-rata basis. As a result of the restructuring of this offering and the disclosures contained herein, all investors who have tendered subscription funds pursuant to the POM will be given a right of recission and the opportunity to reinvest if they so qualify.
         Units will only knowingly be offered and sold to "accredited investors" as defined in Regulation D under the Securities Act of 1993, as amended (the "Act") (see pages 11-12 of the POM for the definition of an "accredited investor").
         The Company believes the receipt of proceeds from the
Maximum Offering will be adequate to fund its operations for at least eight (8) months. If the Company only receives proceeds from the Minimum Offering, or amounts significantly less than the Maximum Offering, then it will not have sufficient capital to fund its operations for more than several months absent an infusion of capital from existing shareholders or other third parties, of which there is no assurance. BUSINESS
         The Company has determined that its best interests in the near term will be served by concentrating its time, attention and resources to the development and distribution of its proprietary product line. At this stage in its development, the acquisition and integration of additional businesses, the management teams associated therewith and the management time related to operating non-core businesses has been determined to be a distraction from the founding philosophy of the Company. Although attractive acquisition opportunities may exist and the future of non-core businesses, such as WDC, may prove to be profitable, senior management of the Company believe that their efforts in the immediate future should be concentrated on the Company's core business of researching, developing, producing and marketing proprietary products designed to create and maintain a safe surgical environment for medical and hospital staff, healthcare workers and patients.
         As a result of the foregoing, the Company has (a) abandoned its efforts to acquire the Plastics Company or any other entity, (b) entered into a preliminary non-binding letter of intent with All Women's Center for Radiology ("AWCR") for the purchase of a 51% interest in WDC, and (c) intends to market its core products, under the trade name "Compliance Plus(TM)", directly, utilizing regional sales managers employed by, and under the direction and control of, the Company, instead of licensing the rights thereto in exchange for royalties.
         With respect to WDC, the offer from AWCR is to pay the Company an amount which represents a majority of the Company's original investment. The amount would be paid over a 12-month period, and reflects a 51% interest in a new entity which will own the WDC assets and will be managed by AWCR. Pursuant to such proposal, each sise will control 50% of the seats on the Board of Directors. If effectuated, the Company will maintain a 49% equity interest in the new entity, thus having cashed out its investment, while enabling management to concentrate its efforts on its core business as described above. Should this transaction be consummated, the Company will not consolidate the financial statements of WDC which accounted for 87.2% of the revenues and 69.5% of the total assets of the Company for the year ended December 31, 1994. There is no assurance that this transaction will be consummated or if consummated, on terms advantageous to the Company.
         With respect to the marketing of its "Compliance Plus(TM)" package of seven (7) disposable and two (2) reusable products, the Company intends, with appropriate financing, to hire five regional sales managers and at least two occupational safety experts as full time employees to assist in penetrating the market for such products. Such personnel will be assisted by a newly developed video-education marketing campaign, by advertising and direct mail and continued medical conferences. Those products which are not compatible with the
"Compliance Plus" package will be licensed to third parties or sold outright. The Company will not have sufficient funds from the Minimum Offering to hire any new personnel and will be required, in such event, to rely exclusively on advertising, direct mail and the efforts of existing personnel. Even if proceeds from the Maximum Offering are received, it is anticipated that only two (2) full time sales managers will be able to be employed. The Company believes that qualified personnel are available for hire upon receipt of funding therefor.
         Effective as of August 30, 1995, the Company entered into an Advisory Services Agreement with Stenton Leigh Capital Corp., Boca Raton, Florida ("SL") pursuant to which SL was retained to assist the Company in its capitalization efforts, financing restructuring and business expansion program. A copy of this agreement is available for inspection by any investor requesting same. CHANGES IN EXECUTIVE PERSONNEL
         Effective as of October 2, 1995, Bonnie S. Gilmore, age 34, was elected Chief Financial Officer and Director of Investor Relations of the Company. In such capacity, she will have responsibility for managing the Company's finances, acting as liaison to independent outside accountants, attorneys, directors and shareholders. Prior to joining the Company, Ms. Gilmore was, from December 1992 to September 1995, Chief Financial Officer/Vice President of Executive Securities, Inc., a securities broker dealer. Prior thereto and from December 1991 to November 1992, she was Vice President and Assistant Operations Director of Integrity Securities Group, Sarasota, Florida, a securities broker-dealer. Prior thereto and for the period December 1989 through September 1991, Ms. Gilmore was District Manager of Crossland Savings, F.S.B., Sarasota, Florida, a Federal Savings Bank.
         Effective as of September 30, 1995, Chris J. Norcia resigned from the Company to pursue other ventures.
USE OF PRODUCTS
         The gross proceeds of the Minimum Offering is the sum of $250,000 and the gross proceeds from the Maximum Offering is the sum of $1,000,000. Such amounts are anticipated to be expended, as follows:

                            Minimum Offering                Maximum Offering
                           Amount     Approx.%          Amount         Approx.%
Patent Research &
Development (8 Pro-
ducts-Maximum
Offering: 4 Products-
Minimum Offering        $ 60,000          24           $120,000             12

Production &
Marketing
(Existing
Products)               $ 40,000          16           $200,000             20

Additional
Personnel                      -           -           $200,000              -

Expansion of
Women's Dia-
gnostic
Services                       0           0           $119,000             12

Working
Capital                 $ 79,000          32           $150,000             15

Repayment of
Debt (to an
Affiliate)                     0           0           $ 87,500              9

Expenses of Offering

   Legal        $ 32,500                       32,500
   Accounting     15,000                       15,000
   Printing        2,500                        7,500
   Blue Sky        3,500                        3,500
   Sales Com-
    missions      17,500  71,000          28   65,000   123,500             12
                          ------          --   ------   -------             --

TOTAL                   $250,000         100%        $1,000,000            100%
                        --------    ---------        ----------            ----

         MISCELLANEOUS

         As a result of the restructuring of the terms of this offering, each Unit will increase from 5,000 shares of Common Stock to 50,000 shares of Common Stock and from warrants to purchase 2,500 shares of Common Stock to warrants to purchase 25,000 shares of Common Stock. Therefore, the number of shares of Common Stock as set forth throughout the POM will change, depending upon whether the Minimum or the Maximum Offering is effected. Investors are referred to the heading in the POM entitled:

         Cover Page                                  (P.ii)
         Summary                                     (P.4 & 5)
         Balance Sheet Data                          (P.8)
         Risk Factors                                (P.26)
         Capitalization                              (P.32)
         Dilution                                    (P.34 & 35)
         Principal Stockholders                      (P.70 & 71)
         Description of
           Securities                                (P.75 & 76)

for the places within the POM that will change accordingly. If any investor requires assistance in analyzing these numbers, the Company and its accountants are pleased to provide assistance.

                              FINANCIAL STATEMENTS

         Interim financial statements for the fiscal quarter ended September 30, 1995 are attached hereto together with a consolidated income statement for the nine months ended September 30, 1995.

                 SURGICAL SAFETY PRODUCTS, INC., AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1995
                                   (Unaudited)

                                     ASSETS
CURRENT ASSETS

         Cash                                                          $ 13,582
         Receivables:
          Trade                             $56,696
          Other                              32,831
           Total Receivables                                             89,527
         Inventory                                                       38,650
          Total Current Assets                                         $141,759

FURNITURE AND EQUIPMENT                                                $215,288
LESS: Accumulated depreciation                                           39,921

Furniture and equipment, net                                            175,367

OTHER ASSETS

         Excess of cost over net
         assets acquire, net                                            262,755
         Organization costs, net                                         17,945
         Trade names, net                                                 2,530
         Patent costs, net                                                8,964
         Deferred financing costs                                        45,215
         Deposits                                                           500
                                                                            ---
           Total other assets                                           337,909

TOTAL ASSETS                                                           $655,035

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                                                    $
 Long-term debts-current portion                                         99,983
 Note payable to stockholder                                            391,990
 Accounts payable                                                       142,291
 Accrued expenses                                                        23,333
                                                                       --------
         Total current liabilities                                     $657,597

STOCKHOLDERS' EQUITY
 Common stock-$.001 par value;
         20,000,000 shares authorized;
         8,980,818 shares issued and
         outstanding                                                      9,017
 Additional paid-in capital in
     excess of par                                                      577,152
 Deficit                                                               (588,731)
                                                                       (  2,562)
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                                   $655,035

                         SURGICAL SAFETY PRODUCTS, INC.
                        CONSOLIDATED INCOME STATEMENT AND
                       SUBSIDIARY STATEMENT OF OPERATIONS

                    Three and Nine Months Ended September 30
                                   (unaudited)

                            Three Months Ended                 Nine Months Ended
                                   1995                               1995
REVENUE
 Sales                                 962                              41,545
 Consulting Fee-Research            14,750                              14,750
 Medical Services Fees             118,804                             387,181
 Other Income                            -                                 657
                                   -------                             -------
TOTAL REVENUE                      134,516                             444,133

COSTS
 Direct Cost of
  Medical Services                  22,725                              76,537
 Cost of Medical
 Products Sold                         250                              13,387
                                    ------                              ------
   Total Costs                      22,975                              89,924

GROSS PROFIT                       111,541                             354,209

EXPENSES
 Advertising                           724                              11,613
 Amortization and
 depreciation                       10,890                              32,670
 Consulting fees                     3,173                              12,755
 Convention expenses                 1,100                              13,354
 Due and subscriptions                  25                               1,064
 Employment benefits                    25                                 953

 GENERAL EXPENSES
   Insurance                         1,895                               5,008
   Interest expense                 11,550                              34,649
   Laundry and uniforms                960                               4,117
   Legal and accounting                  -                              27,048
   Leased Equipment                    458                               3,384
   Licenses and fees                   578                                 640
   Miscellaneous                     3,894                               9,572
   Patient refunds                   1,013                               4,773
   Postage and shipping              1,062                               7,388

 PRODUCT DEVELOPMENT
   Office Expense                    5,204                              18,313
   Rent                             11,412                              33,503
   Repairs and maintenance             143                               5,290
   Salaries and wages               80,083                             242,595
   Seminars                              -                               2,043
   Supplies                          7,697                              27,386
   Taxes                               900                               5,783
   Travel and lodging                3,015                               8,447
   Telephone                         6,932                              19,005
   Utilities                           313                                 784
                                     -----                              ------
TOTAL EXPENSES                     153,046                             532,137
                             ---------------------------------------------------
NET PROFIT (LOSS)                 (-41,505)                          (-177,928)

NET LOSS PER SHARE                    (005)                                (02)
                              ------------------------------------   ----------

                  SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      NINE MONTHS ENDED SEPTEMBER 30, 1995
                                   (UNAUDITED)

                              ADDITIONAL                        TOTAL
                  COMMON       PAID-IN                       STOCKHOLDERS'
                  STOCK        CAPITAL        DEFICIT           EQUITY

Balances
December
31,1994          $ 8,961      $520,330      $(140,803)         $118,488

Issuance
of common
stock-
56,878
shares                65        56,822              -            56,878

Net loss               -             -       (177,928)         (177,928)
                  ------------------------------------------------------

Balances -
September
30, 1995          $ 9,017     $577,152      $(588,731)         $( 2,562)
                  ------------------------------------------------------

              The accompanying notes are in integral part of these
                              financial statement.

                 SURGICAL SAFETY PRODUCTS, INC., AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      NINE MONTHS ENDED SEPTEMBER 30, 1995
                  (UNAUDITED - SEE ACCOUNTS COMPILATION REPORT)

CASH FLOWS FROM OPERATING ACTIVITIES
 Net Loss                                                            $(117,928)
                                                                    ----------
  Adjustments to reconcile net loss to
   cash used in operating activities:
         Depreciation and amortization                                  32,670
  Decrease (increase) in operating assets:
           Receivables                                                 (85,566)
           Inventory                                                   ( 1,286)
           Prepaid expense                                                 318
         Increase (decrease) in operating liabilities:
           Accounts payable                                             77,410
           Accrued expenses                                             15,722
           Equipment lease/Capital lease                                59,217
             Total adjustments                                          98,485
                                                                        ------
             Net cash used in operating activities                     (79,443)
                                                                       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Furniture and equipment purchased                                     (68,699)
 Deferred financing costs                                              (45,215)
   Net cash used in investing activities                              (113,914)
                                                                      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from stockholder loan                                        325,000
 Proceeds from issuance of common stock                                 56,878
 Repayment of long-term debt                                          (214,634)
                                                                      ---------
   Net cash provided by financing activities                           167,244

DECREASE IN CASH                                                       (26,113)

CASH AT BEGINNING OF PERIOD                                             39,695

CASH AT END OF PERIOD                                                $  13,582
                                                                      ---------

Supplemental Schedule of Non-Cash Activities:
         During the period, the Company issued 14,378 shares of common stock to a creditory in payment of amounts due. Also, the Company entered into a capital lease agreement for a medical diagnostic instrument with a value of $60,000.

              The accompanying notes are an integral part of these
                              financial statements.

                  SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995
                                   (UNAUDITED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities
Surgical Safety Products, Inc. (Company) is engaged in medical products development and medical products sales primarily to the medical community. Its wholly-owned subsidiary, Women's Diagnostic Center of Sarasota, Inc., which was incorporated on September 28, 1994, operates a diagnostic clinic specializing in women's health.

Inventory
Inventory is stated at the lower of cost(first-in, first-out) or market (net realizable value).

Intangible Assets
Intangible assets subject to amortization include the excess of cost over net assets acquired, organizational costs, trade names and patent costs. Organization costs are being amortized on a straight-line basis over five years. Patent costs are being amortized on a straight-line basis over seventeen years from the granting of the patent. The other assets are being amortized on a straight-line basis over fifteen years.

Income Taxes
The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss Per Share
Net loss per share has been computed by dividing net loss by the weighted average number of shares outstanding during the period. Common stock equivalents have not been included in the computation of weighted average number of shares outstanding since the effect would have been antidilutive.

                  SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               SEPTEMBER 30, 1995
                (UNAUDITED - SEE ACCOUNTANTS' COMPILATION REPORT)

NOTE 2 - LONG TERM DEBT Long-term debt consists of the following:

         Promissory note payable to Women's Ambulatory Services Inc: maturing on January 15, 1996, balance payable on January 15, 1996, each such installment includes interest at 8% per annum. The $200,000 payment was made with funds advanced to the Company by its principal stockholder in 1995.
                                                                         $37,786

         Capital lease obligation to stockholder, payable monthly at $1,511 through February, 2000, with an additional $6,000 due with the final payment (see Note 3).
                                                                         $56,111

         Note payable to an individual in monthly payments of $1,005 including interest at 7% per annum, maturing in December 1995.
                                                                         $ 2,980

         Note payable to an individual in monthly payments of $1,573 including interest at 10% per annum, maturing in November 1995.
                                                                         $ 3,106
                                                                         $99,983
            LESS: Current portion                                        $55,872
                  Non-current portion                                    $41,111

                  SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
                               SEPTEMBER 30, 1995
                                   (UNAUDITED)

NOTE 3 - RELATED PARTY TRANSACTION
At September 30, 1995, the Company was indebted to a stockholder in the amount of $391,990 related to advances made to the Company by him. The indebtedness is payable on demand and bears interest at prime plus 2% (aggregating 10%) at September 30, 1995. Interest on the loan for the nine months ended September 30, 1995, amounted to $21,609.

During 1995, the Company's primary stockholder personally leased a medical diagnostic instrument at the request of the Company's subsidiary. The stockholder in turn leased the instrument to the Company's subsidiary at an amount twelve percent in excess of his monthly payment. The lease arrangement between the stockholder and the Company's subsidiary has been recorded as a capital lease with the related liability included in long-term debt (see Note
2).

NOTE 4- STOCK OPTION PLANS
On July 21, 1994, the Company adopted two stock option plans. Under one plan, 7,890,800 shares of common stock are reserved for the participating employees and directors of the plan. (Employees' Plan). Under the other plan, 1,578,160 shares of common stock reserved for outside business consultants and business advisors to the Company who are participants of the plan (Consultants' Plan). Both plans provide that options may be exercised only after two years from the date of grant but not later than seven years from the date of grant. Prior to the exercise of any options, the Company is required to file a Form S-8 with the Securities Exchange Commission to register the shares.

The following summarizes options outstanding at September 30, 1995:
                          Date           Options              Exercise Price
                        Granted          Granted                 Per Share

Employees' Plan      July 21, 1994     4,876,483.5                $.31563
                  September 21, 1994     157,815.0                $.31563
                                                                ----------------

Consultants' Plan    July 21, 1994       388,724.9                $.31563
                   January 24, 1995          500.9                 .90
                                    -----------------

                  SURGICAL SAFETY PRODUCTS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               SEPTEMBER 30, 1995
                (UNAUDITED - SEE ACCOUNTANTS' COMPILATION REPORT)

NOTE 5 - INCOME TAXES
The Company has net operating loss carry forwards of approximately $506,000 for book purposes and $400,000 for income tax purposes which expire during the years 2007 through 2010. The tax benefit relating to the loss incurred during the nine month period ended September 30, 1995 amounted to approximately $35,000. Based on the Company's financial history, there is no basis to conclude the tax benefit will be realized. Accordingly, a valuation allowance has been provided for all tax benefits to date.

EXHIBIT 6.20
                         Surgical Safety Products, Inc.
                             STOCK OPTION AGREEMENT

         THIS STOCK OPTION AGREEMENT is made as of April 9, 1998, between Surgical Safety Products, Inc., a New York Corporation (the "Company), and Bay Breeze Enterprises, LLC (the "Optionee").

THE PARTIES AGREE AS FOLLOWS:
         1. Option Grant. The Company hereby grants to the Optionee an option (the "Option") to purchase the number of shares of the Company's common stock (to be issued pursuant to Regulation D, Section 504), (the "Shares"), for an exercise price per share (the "Option Price") all as set forth below:

Shares under option: 400,000 shares exercisable @ $1.75 per share

The Option will be subject to all of the terms and conditions set forth herein.

         2. Stockholder Rights. No rights or privileges of a stockholder in the Company are conferred by reason of the granting of the Option. Optionee will not become a stockholder int eh Company with respect tot eh Shares unless and until the Option has been properly exercised and the Option Price fully paid as to the portion of the Option exercised.

         3. Termination. This option will expire, unless previously exercised in ful, on or before sixty (60) days from the date hereof or when Surgical Safety Products, Inc. obtains reporting status or where the aggregate funding for the corporation for the preceding 12 months exceeds $1,00,000 (after 5 days written noticed), whichever comes first.

         4. Miscellaneous. This Agreement sets forth the complete agreement of the parties concerning the subject matter hereof, superseding all prior agreements, negotiations and understandings.
This Agreement will be governed by the substantive law of the State of Florida, and may be executed in counterparts.

The parties hereby have entered into this Agreement as of the date set forth above.
                                                  Surgical Safety Products, Inc.

                                                     By:      /s/Frank M Clark
                                                     Title:__________________

                                   "Optionee"
                                                  /s/ C. Szafiroff, N. Salerno
                                                  Address: 104 Sarasota Quay
                                                  Sarasota, FL 34236

FOR VALUE RECEIVED, the undersigned, jointly, individually and severally, promise under seal to pay to the order of Surgical Safety Products, Inc., and/or their assignee at 2018 Oak Terrace, Sarasota, Florida or such other place as the holder hereof may designate in writing, the principal sum of Seven Hundred Thousand and no/100ths ($700,000.00) Dollars, together with interest at the rate of 12 percent per annum on the unpaid principal balance remaining from time to time along with a transaction fee of $2,500. Said sum shall be payable within five (5) working days from the date of exercise of the last option in the sum of $702,500.00. It is agreed that there will be no interest due and payable unless the note becomes in default. This note is part of an agreed to stock option plan between the parties and is evidenced by Exhibit A as attached and that is part of this agreement

Failure to exercise said option shall not constitute a waiver of the subsequent right to exercise same. The principal sum may be prepaid in whole or in part at any time without penalty. The exchange, release, surrender or sale of all or any property or collateral as defined by Exhibit A which is pledged to secure the repayment of this note shall release or discharge any party obligated hereunder when and if surrendered: While in default and without release of the collateral (exhibit A), this note and accrued interest shall bear interest at a rate of five percentage points above the rate stated herein. Notwithstanding anything contained in this note to the contrary, no holder of this note shall ever be entitled to receive or apply as interest any amount in excess of the maximum rate of interest permitted by law and, in the event the holder hereof ever receives or applies as interest any such excess, such excess shall be applied tot eh reduction of the principal sum; and, if the principal sum is paid in full, any remaining excess shall forthwith be paid to maker.
                                    BORROWER:
                                                  /s/ C. Szafiroff, N. Salerno
                                                  Bay Breeze Enterprises

                                     LENDER:
                                                  /s/Frank M Clark
                                                  Surgical Safety Products, Inc.

                                   Exhibit "A"

         400,000 Four Hundred Thousand Shares of SURG at $1.75 per share

         I hereby confirm, under oath, that this collateral will not be encumbered whatsoever until such time as the promissory note be satisfied. Further, I attest that should the obligation as spelled out on the promissory note not be met, then I will make immediate access of the collateral or any part thereof, available immediately to the Payee of the note, and agree to hold harmless for any reason whatsoever, the makers of the promissory note, and their rights to damages to satisfy the obligation made to you.

         By signature, I agree to these terms as a condition to the promissory note to which this exhibit is a party to.

         Agreed this 28th day of April in the year 1998.


/s/ C. Szafiroff, N. Salerno
Bay Breeze Enterprises


Seal

EXHIBIT 6.21
                                 REVOLVING NOTE



$100,000.00                        SARASOTA  FL                   05/02/97
-----------                        --------  --                   --------
                                     (City)(State)                  (Date)

For value received, the undersigned (whether one or more, hereinafter called the "Obligors") promise(s) to pay to the order of SOUTHTRUST BANK of Florida, National Association (hereinafter called the "Bank" or, together with any other holder of this note, the "Holder"), at any office of the Bank in Sarasota, FL, or at such other place as the Holder may designate, the sum of ONE HUNDRED THOUSAND AND NO/100 Dollars, together with Interest thereon at the rate and one the date(s) provided below from the date of this note until maturity, and with interest on the aggregate unpaid principal and accrued interest after maturity at the rate which is 2 percent per annum in excess of the rate stated below or the maximum rate allowed by law, whichever is less, from maturity until said aggregate indebtedness is paid in full.

X VARIABLE RATE
nterest will accrue on the above-stated principal sum at the rate per annum which is 1.500 percentage points in excess of the Base Rate. As used in this note, the term 'Base Rate' means the rate of interest designated by the Bank periodically as its Base Rate. The Base Rate is not necessarily the lowest rate charged by the Bank. The Base Rate on the date of this note is 8.500 percent. The rate of interest payable under this note will change to reflect any change in the Base Rate:

X on any day the Base Rate changes.  ___On the day       of each
month thereafter.

X on the day each payment of interest is due as provided below.
                                      Obligors may prepay this
note in full  at any time without penalty.

X FIXED RATE Interest will accrue on the above-stated principal sum at the rate of _____ percent per annum from the date of this note until maturity. The above-stated principal sum shall be paid In full:
   On _____________________.   X   on demand.    on demand, but
if no demand is made, then on        .
Accrued Interest on the unpaid balance of the principal sum shall
be paid:   X monthly on the 2ND day of each month beginning JUNE
2, 1997, and at maturity.
    quarterly beginning on ______________________, on the day of each month thereafter, and at maturity.

Until the earlier of maturity of this note, or the occurrence of any event giving Bank the right to accelerate maturity of this note as provided below. or written or oral notice to any Obligor of Bank's election to terminate the line of credit (which notice Bank may give at its discretion), the undersigned may borrow hereunder. prepay the principal sum in whole or in part without penalty, and reborrow hereunder, so long as the aggregate unpaid principal balance of such borrowings does not exceed the principal amount of this note at any time. Bank may require that borrowings be made only upon at 'east one banking day's written notice to Bank. For the privilege of having such credit available, the undersigned agrees to pay Bank a commitment fee of
   n/a percent per annum on the unused portion of the principal sum of this note, such fee to be calculated and payable as follows:

INTEREST the principal sum will be calculated at the rate set forth above on the basis of a 360 day year and the actual number of days elapsed by multiplying the principal sum by the per annum rate set forth above, multiplying the product thereof by We actual number of days elapsed, and dividing the product so obtained by 360.

LOAN FEE (this provision applicable only if completed): A loan fee in the amount of $ 100.00 has been _____ advanced to Obligors as a loan under this note and paid to the Bank x paid to the Bank by cash or check at closing. The loan fee is earned by the Bank when paid and is not subject to refund except to the extent required by law.

LATE CHARGE: If a payment of the principal sum is late 10 days or more, in addition to interest after maturity as provided above. Obligors promise to pay a late charge equal to one-half of one percent (1/2%) of the amount of the payment which is late, subject to a minimum late charge of $.50 and a maximum late charge of $250.00

         This note is secured by every security agreement, pledge, assignment, stock power and/or mortgage covering personal or real properly (all of which are hereinafter included in the term "Separate Agreements*) which secures an obligation so defined as to Include this note, including without limitation all such Separate Agreements which are of even date herewith and delivered to the Bank and/or described in the space below. In addition, as security for the payment of any and all liabilities and obligations of the Obligors to the Holder (including the Indebtedness evidenced by this note and all extensions, renewals, and substitutions thereof) and all claims of every nature of the Holder against the Obligors, whether present or future, and whether joint, several, absolute, contingent, matured, unmatured, liquidated, unliquidated, direct or Indirect (all of the foregoing are hereinafter included In the term 'Obligations") the Obligors hereby grant to the Holder a security Interest in and security title to the properly described below: (Describe Separate Agreements and Collateral)

         AS FURTHER DESCRIBED IN SECURITY AGREEMENT DATED 05/02/97

         If this note is payable on demand, or on demand but not later than a stated date, all of the Obligations shall be due and payable in full upon demand by Holder, whether or not any default described below has occurred and whether or not the Holder reasonably deems itself to be insure. If this note has no provision for payment on demand, the following terms apply: If default occurs in the payment of any of the Obligations when due or with respect to any condition or agreement contained in this note; or if for any reason whatever the Collateral shall cease to be satisfactory to the Holder; or in the event of death (if an individual) or dissolution (if a partnership or corporation) of, insolvency of, general assignment by, filing of petition under any chapter of the Federal Bankruptcy code by or against, filing of application in any court for receiver, for judgment against, issuance of a writ of execution, attachment or garnishment against, or against any of the property of, any Obligor or any Indorser or guarantor of this note; or if there occurs any default or event authorizing acceleration as contained in any Separate Agreement; or if at any time in the sole opinion of the Holder the financial responsibility of any Obilgor or any Indorser or guarantor of this note shall become impaired; then, if any of the foregoing occur, all unpaid amounts of any and all of the Obligations shall, at the option of the Holder and without notice or demand, become immediately due and payable, notwithstanding any time or credit allowed under any of the obligations or under any instrument evidencing the same.
         With respect to any and all Obligations, the obligors and any indorsers of this note severally waive the following: (1) all rights of exemption of property from levy or sale under execution or other process for the collection of debts under the constitution and laws of the United States or of any state thereof; (2) demand, presentment, protect, notice of dishonor, suit against any party and all other requirements necessary to charge or hold any Obligor liable on any Obligation; (3) any further receipt for or acknowledgment of the Collateral now or hereafter deposited or statement of indebtedness; (4) all statutory provisions and requirements for the benefit of any Obligor, now or hereafter in force (to the extent that same may be waived); (5) the right to interpose any set-off or counterclaim of any nature or description in any litigation in which the Holder and any Obligor shall be adverse parties. The Obligors severally agree that any Obligations of any Obligor may from time to time, in whole or in part, be renewed, extended, modified, accelerated, compromised, discharged or released by the Holder, and any Collateral, lien and/or right of set-off securing any Obligation may from time to time, in whole or in part, be exchanged, sold, or released, all without notice to or further reservations of rights against any Obligor and all without in any way affecting or releasing the liability of any Obligor. The Obligors jointly and severally agree to pay all filing fees and taxes in connection with this note or the Collateral and all costs of collecting or securing or attempting to collect or secure any obligations, including a reasonable attorney's fee if an attorney, not a salaried employee of the Holder, is consulted with reference to suit or otherwise.
         The Obligors shall be jointly and severally liable for all indebtedness represented by this note and have subscribed their names hereto without condition that anyone else should sign or become bound hereon and without any other condition whatever being made. The provision printed on the back of this page are a part of this note. The provisions of this note are binding on the heirs, executors, administrators, assigns and successors of each and every
Obligor and shall inure to the benefit of the Holder, its successors and assigns. This note is executed under the seal of each of the Obligors and of the Indorsers, If any.
                                                 SURGICAL SAFETY PRODUCTS, INC.
         (SEAL)
No. 7301868-00001                                By /s/ G Michael Swor PRESIDENT
                                                    G. MICHAEL SWOR
                                                    Title
Officer:  THOMAS A. MARTIN, JR.                               Signature
(SEAL)
Branch:  Plaza                                                Signature
                                                              (SEAL)

                Additional Terms and Conditions of Revolving Note
                       (Terms Continued from Reverse Side)

         As additional Collateral for the payment of all Obligations, the Obligors jointly and severally transfer, assign, pledge, and set over to the Holder and grant the Holder a continuing lien upon and security interest in, any and all properly of each Obligor that for any purpose. whether In trust for any Obligor or for custody, pledge, collection or otherwise. is now or hereafter in the actual or constructive possession of, or In transit to, the Holder In any capacity, Its correspondents or agents, and also a continuing lien upon and or right of set-off against all deposits and credits of each Obligor with, and all claims of each Obligor against, the Holder now or at any time hereafter existing. The Holder is hereby authorized, at any time or times and without prior notice, to apply such property, deposits, credits, and claims, In whole or In part and in such order as the Holder may elect, to the payment of, or as a reserve against, one or more of the Obligations, whether other Collateral therefor Is deemed adequate or not. Ali such properly, deposits. credits and claims of the Obligors are Included In the term Collateral. and the Holder shall have (unless prohibited by law) the same rights with respect to such Collateral as It shall have with respect to other Collateral.

         Without the necessity for notice to or consent of any Obligor, the Holder may exercise any rights of any of the Obligors with respect to any Collateral, including without limitation thereto the following rights: (1) to record or register In, or otherwise transfer Into, the name of the Holder or Its nominee any part of the Collateral, without disclosing that the Holder's Interest Is that of a secured party; (2) to pledge or otherwise transfer any or all of the Obligations and/or Collateral, whereupon any pledgee or transferee shall have all the rights of the Holder hereunder, and the Holder shall thereafter be fully discharged and relieved from all responsibility and liability for the Collateral so transferred but shall retain all rights and powers hereunder as to all Collateral not so transferred; (3) to take possession of any Collateral and to receive any proceeds of and dividends and Income on any Collateral, Including money, and to hold the same as Collateral or apply the same to any of the Obligations, the manner, order and extent of such application to be In the sole discretion of the Holder; (4) to exercise any and all rights of voting, conversion, exchange, subscription or other rights or options pertaining to any Collateral; and (5) to liquidate, demand, sue for, collect, compromise, receive and receipt for the cash or surrender value of any Collateral. It for any reason whatsoever the Collateral shall cease to be satisfactory to the Holder. the Obligors shall upon demand deposit with the Holder additional Collateral satisfactory to the Holder. Surrender of this note. upon payment or otherwise, shall not affect the right of the Holder to retain the Collateral as security for other Obligations, Upon default. the Obligors agree to assemble the Collateral and make it available to Holder at such place or places as the Holder shall designate.

         The Holder shall be deemed to have exercised reasonable care In the custody and preservation of any of the Collateral which Is in Its possession If It takes such reasonable actions for that purpose as the pledgor of such Collateral shall request In writing, but the Holder shall have sole power to determine whether such actions are reasonable. Any omission to do any act not requested by said pledgor shall not be deemed a failure to exercise reasonable care. The Obligors shall be responsible for the preservation of the Collateral and shall lake all steps to preserve rights against prior parties. The Holder shall have the right to, but shall not be obligated to, preserve rights against prior parties; nor shall the Holder be liable for any failure to realize upon, or to exercise any right or power with respect to. any of the Obligations or Collateral, or for any delay in so doing.

         The Holder, without making any demands whatsoever, shall have the right to sell all or part of the Collateral, although the Obligations may be contingent or unmatured, whenever the Holder considers such sale necessary for its protection. Sale of the Collateral may be made, at any time and from time to time, at any public or private sale, at the option of the Holder. without advertisement or notice to any Obligor, except such notice as Is required by law and cannot be waived. The Holder may purchase the Collateral at any such sale (unless prohibited by law) free from any equity or redemption and from all other claims. After deducting all expenses. including legal expenses and attorney's fees, for maintaining or selling the Collateral and collecting the proceeds of sale, the Holder shall have the right to apply the remainder of said proceeds in payment of, or as a reserve against, any of the Obligations, the manner, order and extent of such application to be In the sole discretion of the Holder. To the extent notice of any sale or other disposition of the Collateral Is required by law to be given to any Obligor. the requirement of reasonable notice shall be met by sending such notice, as provided below, at least five (5) calendar days before the time of sale or disposition. The Obligors shall remain liable to the Holder for the payment of any deficiency, with interest at the rate provided herein above. However, the Holder shall not be Obligated to resort to any Collateral but, at Its election. may proceed to enforce any of the Obligations In default against any or all of the Obligors.

         The Obligors understand that the Bank may enter Into participation agreements with participating banks whereby the Bank will sell undivided Interests In this note to such other banks. The Obligors consent that the Bank may furnish Information regarding the Obligors, Including financial Information, to such banks from time to time, and also to prospective participating banks in order that such banks may make an Informed decision whether to purchase a participation In this note. The Obligors hereby grant to each such participating bank. to the extent of Its participation In this note, the right to set off deposit accounts maintained by the Obligors, or any of them. with such bank, against unpaid sums owed under this note. Upon written request from the Holder, the Obligors agree to make each payment under this note directly to each such participating bank in proportion to the participant's Interest In this note as set forth In such request from the Holder.

         If, at any time, the rate of interest payable under this note shall exceed the maximum rate of Interest permitted by applicable law, then, for such lime as the Interest rate would be excessive, Its application shall be suspended and there shall be charged Instead the maximum rate of Interest permitted under such law, and any excess interest paid by the Obligors or collected by the Holder shall be refunded to the Obligors or credited against the principal sum of this note, at the election of the Holder or as required by applicable law.

         The Holder shall not by any act, delay, omission or otherwise be deemed to have waived any of Its rights or remedies, and no waiver of any kind shall be valid, unless In writing and signed by the Holder. All rights and remedies of the Holder under the terms of this note and under any statutes or rules of law shall be cumulative and may be exercised successively or concurrently. The Obligors jointly and severally agree that the Holder shall be entitled to all the rights of a holder In due course of a negotiable instrument. This note shall be governed by and construed In accordance with the substantive laws of the United States and the state where the office of the Bank set forth above in the first paragraph of this note is located, other than the rules of such state governing conflicts of law. Any provision of this note which may be unenforceable or invalid under any law shall be Ineffective to the extent of such unenforceability or Invalidity without affecting the enforceability or validity of any other provision hereof. Any notice required to be given to any person shall be deemed sufficient It delivered to such person or It mailed. postage prepaid, to such person's address as It appears on this note or. If none appears, to any address of such person In the Holder's files. The Holder shall have the right to correct patent errors in this note. A photocopy of this note may be filed as a financing statement In any public office.

EACH INDORSER OF THIS NOTE AGREES TO BE BOUND BY THE PROVISIONS PRINTED OR OTHERWISE APPEARING ABOVE AND ON THE FACE OF THIS NOTE. INCLUDING THE PROVISION FOR PAYMENT OF ATTORNEYS' FEES FOR COLLECTION.

                                           Signature See Separate Guaranty Dated
05/02/98   (SEAL)                          Address

                                           Signature
                                           Address____________________________

                                           Signature__________________________
                                           Address____________________________

                                           Signature__________________________
                                           Address____________________________

                               SECURITY AGREEMENT
DEBTOR:                                            SECURED PARTY:
[Last name(s) first, if individual(s)]
__________________________________________         SOUTHTRUST BANK of Florida,
SURGICAL SAFETY PRODUCTS, INC.                     National Association
2018 OAK TERRACE, SUITE 400                        1800 SECOND STREET
         Mailing address                           SARASOTA, FL  34236

SARASOTA           SARASOTA         FL   33431
----------------------------------------------
City                County        State   Zip
                                                     Date: 05/02/97

1. For valuable consideration, receipt of which is hereby acknowledged, and in further consideration of the Secured Obligations (as hereinafter defined), the undersigned (whether one or more than one, hereinafter referred to as "Debtor") hereby grants, bargains, sells conveys, assigns, and sets over to the Secured Party named above (hereinafter referred to as "Secured Party"), and grants to Secured Party a security interest in, the following property and rights of Debtor (check applicable box(es)):

X A.              (Inventory and Documents)
                  all inventory of Debtor, whether now owned or hereafter acquired by Debtor and whenever located, including, without limitation, all goods, merchandise, raw material, work in process, finished goods, and other tangible personal property held for sale or lease or furnished under contracts of service or used or consumed in Debtors business and returned and repossessed goods; all Documents now or hereafter evidencing any such inventory; and all proceeds and products of the foregoing; and

X B.     (Accounts, Intangibles, Instruments, Chattel Paper)
                  all Accounts, General intangibles, instruments, and Chattel Paper, whether now existing or hereafter arising, and all proceeds of the foregoing, whether cash or non-cash, including returned and repossessed goods; and

X C.     (Equipment)
                  all Equipment, including without limitation, all machinery, computer equipment and peripherals, furniture, furnishings, and motor vehicles, and all replacements thereof and substitutes therefor, and all accessories, additions, attach-ments and other goods now or hereafter installed in or affixed thereto or used in connection therewith, whether any of the foregoing now owned or hereafter acquired by Debtor and wher-ever located, and all proceeds thereof (but inclusion of proceeds shall not be deemed to imply that Secured Party auth-orizes the sale or other transfer or disposition of any such Equipment); _ If this box is checked, the term "Equipment" as used in this agreement also includes Fixtures including lease-hold improvements and machinery and appliances which are attached to the real property in such a manner as to become Fixtures; and

_ D.     (Farm Products)
         all crops (whether annual or perennial) and all livestock (including fowl) and all natural increase thereof, all feed, seed, fertilizer and other supplies used or produced in farming operations, and all products of crops and livestock in their unmanufactured states, whether any of the foregoing is now owned or hereafter acquired by Debtor and wherever located, all contracts for the sale by Debtor of any of the foregoing, and all crop or acreage allotments, price supports or supplements and rights under governmental programs, and all proceeds of all of the foregoing, provided that no security interest attaches hereunder to crops which become such more than one year after this Security Agreement is executed unless the security interest in crops is given in conjunction with a lease or a land purchase or improvement transaction evidenced by a separate contract, mortgage, deed of trust or deed to secure debt. The security interest herein granted covers, without limitation, all crops growing or to be grown on the real property described on any Exhibit attached hereto.

(All  of the  property  and  rights  described  in A,  B,  C,  and D  above  (as
applicable)  are  sometimes   hereinafter   referred  to  collectively  as  "the
Collateral.")

2. This agreement, and the security interest herein granted, secures the payment and performance of every loan and other extension of credit heretofore, now, or hereafter made to Debtor by Secured Party, and extensions or renewals thereof, all interest due or to become due to Secured Party on each such loan or other extension of credit, every note or other writing now or hereafter evidencing the obligation of Debtor to repay any such loan or other extension of credit and/or the interest thereon, every guaranty of payment or collection of the debt of another heretofore, now, or hereafter entered into by Debtor with Secured Party, every letter of credit reimbursement agreement heretofore, now, or hereafter entered into by Debtor with Secured Party, every lease of personal property heretofore, now, or hereafter entered into by Debtor with Secured Party, the payment and performance of all of Debtor's obligations under this agreement, and all other indebtedness and other obligations of Debtor to Secured Party, including all sums paid to Secured party for Debtor's account by Debtor or any other person which are later recovered back from Secured Party by Debtor or any creditor of Debtor or any representative of Debtor or of Debtor's creditors, such as a trustee in bankruptcy, whether any of the foregoing debts and other obligations are joint or several, primary or secondary, direct or indirect, otherwise secured or unsecured, whether originally payable or owed to Secured Party or acquired by Secured Party from another (the terms "with Secured Party" and "by Secured Party" in this sentence being expressly intended to include Secured Party's assignors and predecessors in interest), and whether now existing or hereafter incurred prior to termination of this agreement as hereinafter provided. (All the debts and other obligations described in the preceding sentence are hereinafter referred to collectively as the "Secured Obligations.")

3.       Debtor represents and warrants to Secured Party that:

         (a) Debtor's inventory, Equipment and/or Farm Products are kept or stored only at the address shown below Debtor's name at the beginning of this agreement and at the following address(s)(use separate schedule if necessary):

Street Address      City       County     State    Zip

(Failure to list any address where Inventory, Equipment and/or Farm Products are kept shall not limit Secured Party" security interest, which covers all Inventory, Equipment and/or Farm Products of Debtor, wherever located.)

Debtor agrees not to keep or store any Inventory, Equipment and /or Farm Products at any address other than those set forth above except upon not less than 10 days advance notice in writing to Secured Party and upon compliance with the remaining terms of this agreement.
         (b)The address where the records concerning Debtor's
Accounts are kept and the address of Debtor's chief executive office is the address shown below Debtor's name at the beginning of this agreement. Debtor agrees not to change the address where the records concerning Debtor's Accounts are kept or the address of Debtor's chief executive office except upon not less than 10 days advance notice in writing to Secured Party and compliance with the remaining terms of this agreement.
         (c)If Debtor is a corporation, Debtor is duly organized and existing in good standing under the laws of the state of its incorporation and is duly qualified and in good standing in every other state in which the nature of its business or the ownership of its properties makes qualification necessary.
         (d)If Debtor is a corporation, the execution, delivery, and performance of this agreement are within Debtor's corporate powers, have been duly authorized, are not in contravention of law or the terms of Debtor's certificate of incorporation, by-laws, or other incorporation papers, or of an indenture, agreement, or undertaking to which Debtor is a party or by which Debtor is bound.
         (e)Except for the security Interest granted herein, and except as otherwise noted in writing hereon or on a schedule attached hereto, Debtor is, and as to Collateral acquired after the date hereof, will be, the owner of the Collateral free from any adverse lien, security interest or encumbrance.

4. If paragraph 1.A., 1.C., or 1.D. above is marked, Debtor agrees with Secured Party as follows:

         Debtor will maintain insurance at all times with respect to all Inventory, Equipment and Farm Products against risk of fire (including so-called extended coverage), theft, water damage and such other risks as Secured Party may require from time to time and, in the case of motor vehicles, against risk of collision and vandalism, in such form, for such perils, and written by such companies as may be satisfactory to Secured Party. Secured Party shall be named as loss payee under such policies of insurance. Debtor my furnish such insurance through an existing policy or policy independently obtained and paid for by Debtor. All policies of insurance shall provide for a minimum of 10 days written notice to Secured Party before cancellation. At request of Secured Party, Debtor will deliver such policies, or at Secured Party's option, certificates thereof, to Secured Party to be held by it. Debtor hereby appoints Secured Party the attorney -in-fact for Debtor for purposes of obtaining, adjusting, settling, and canceling such insurance and of endorsing in Debtor's name and giving receipt for checks and drafts issued in payment of losses and as return premium. In the event Debtor fails to provide any insurance as required herein, Secured Party may, at its option, purchase such insurance or, at Secured Party's option after 10 days notice to Debtor, insurance covering only Secured Party's interest in Inventory, Equipment and Farm Products and all return or unearned premiums thereon to Secured Party as additional collateral for the Secured Obligations.

5.       If paragraph 1.A. above is marked, Debtor agrees with
                  Secured Party as follows:

         (a)Debtor will allow Secured Party and any of its officers, agents, attorney, or accountants to examine or inspect the inventory wherever located at all reasonable times and to examine, inspect, and make extracts from Debtor's books and records.
         (b)Debtor will keep the Inventory, all Documents with respect thereto, and proceeds of both free from any adverse lien, security interest or encumbrance, except that Debtor may, with Secured Party's written consent obtained in advance, grant a security interest in its Accounts. General intangibles, instruments, and/or Chattel Paper to another creditor. Debtor will keep the Inventory in good condition, and will not waste or destroy any of the same. Debtor will not use the Inventory in violation of any statute or ordinance.
         (c)Until the occurrence of a default hereunder, Debtor may use the Inventory in any lawful manner which is consistent with Debtor's usual business and is not inconsistent with this agreement or with the terms or conditions of any policy of insurance thereon, and may sell the Inventory in the ordinary course of business. A sale in the ordinary course of business does not include a transfer in partial or total satisfaction of a debt. Until the occurrence of a default, Debtor may also use and consume any raw materials or supplies, the use and consumption of which is necessary in order to carry on Debtor's usual business.

 IN WITNESS WHEREOF, Debtor has executed this agreement under seal, or the officers or agents of Debtor thereunto duly authorized have executed this agreement on behalf of Debtor, on or as the date set forth above.

The provisions on the reverse side and on any attachments are part of this agreement.

ATTEST OR WITNESS:
                             SURGICAL SAFETY PRODUCTS, INC.(SEAL)

______________________       By /s/ G M Swor        PRESIDENT
                              G. MICHAEL SWOR         Title

                            Signature                (SEAL)

   (d)Upon request of Secured Party at any time, Debtor will deliver to Secured Party lists or copies of all Accounts which are proceed of Inventory or Farm Products promptly after they arise. Unless Secured Party shall have otherwise agreed with Debtor in writing, Debtor will deliver to Secured Party, promptly upon receipt, all proceeds (except goods) of the Inventory of Farm Products received by Debtor, including proceeds of such Accounts, in precisely the form received by Debtor, except for the endorsement of Debtor where necessary to permit the collection of such proceeds (which endorsement Debtor hereby agreed to make) Debtor agrees not to mingle any proceeds of the Inventory or Farm Products with any of Debtor's own funds, goods or property, and at all times to hold such proceeds upon express trust for the Secured Party until delivery thereof is made to Secured Party. To evidence Secured Party's rights hereunder, Debtor will assign or endorse proceeds to Secured Party in such form as Secured Party may request and Secured Party shall have the full power and authority to collect, compromise, endorse, sell, or otherwise deal with proceeds in its own name or that of Debtor. Secured Party in its discretion may apply cash proceed to the payment of any of the Secured Obligations or may release such cash proceeds to Debtor for use in the operation of Debtor's business.
         (e)With respect to proceeds of the Collateral in the form of Accounts, Secured Party may at any time before or after default notify account debtors that the Accounts have been assigned to Secured Party and shall be paid to Secured Party. Upon request of Secured Party at any time Debtor will so notify such account debtors and will indicate on all invoices to such account debtors that the Accounts are payable to Secured Party.

6. If paragraph 1.B. is marked above, Debtor hereby agrees with Secured Party as follows:

   (a)For the consideration recited in paragraph 1 above, Debtor hereby leases to Secured Party, during the term of this agreement, all file cabinets, books, ledgers, microfilm, microfiche, magnetic tapes, magnetic discs, and other information retrieval or storage systems, on which, any of Debtor's records concerning its Accounts, General Intangibles, Instruments, and Chattel Paper, are kept or stored. Debtor agrees to deliver all of the foregoing property, or any part thereof specified by Secured Party, to Secured Party upon request. Debtor agrees that Secured Party may come on any premises where any of such property is located at any reasonable time to take possession of such property, and that the entry of such premises by Secured Party will not constitute a trespass and the taking of such property by Secured Party will not constitute a trespass to, or conversion of, any such property.
         (b)Secured Party shall have the right at any time, whether before or after the occurrence of a default hereunder by Debtor, to notify any or all account debtors on the Accounts or General Intangibles, and any or all obligors on the Instruments or Chattel Paper, to make payment directly to Secured Party, or to make payment to an address (a "lock box") under the exclusive control of Secured Party. Upon request of Secured Party, Debtor agrees immediately to notify such account debtors and obligors to make payment directly to Secured Party or to such lock box and to place Secured Party's address or such lock box's address on Debtor's invoices and statements as the address to which payment should be made. To the extent Secured Party does not so elect to notify, or does not request Debtor to notify, the account debtor or obligors, Debtors shall continue to collect the Collateral. Debtor agrees not to mingle any proceeds of any of the Collateral with any of Debtor's own funds, goods or property, and at all times to hold such proceeds upon express trust for the Secured Party until delivery thereof is made to Secured Party. Debtor agrees to deliver all proceeds of the Collateral, in precisely the form received by Debtor, except for the endorsement of Debtor where necessary to permit the collection of such proceeds (which endorsement Debtor hereby agrees to make). Secured Party may apply such proceeds to any of the Secured Obligations, whether or not such Secured Obligations shall have matured by their terms, or Secured Party may at its option, release such proceed to Debtor for use in Debtor's business. Secured Party need not apply nor give credit for any item included in such proceeds until Secured Party has received final payment therefor at its offices in cash or solvent credits acceptable to Secured Party.
         (c)Weekly, monthly, or at such other intervals as Secured Party shall designate, Debtor will deliver to Secured Party lists and agings of all of Debtor's Accounts in such form, and in such detail, as Secured Party shall require, together with copies of invoices, delivery receipts, bills of lading, and such other documents in support of Debtor's Accounts as Secured Party shall require.
         (d)If any of the Accounts arise out of contracts with the United States or any agency thereof, Debtor agrees to notify Secured Party thereof and to execute such documents as shall be necessary to permit Secured Party to perfect its right to receive payment under the federal Assignment of Claims Act.
         (e)Upon request of Secured Party, Debtor will purchase insurance covering the loss of, and cost of reconstruction of, Debtor's records of its Accounts, General Intangibles, Chattel Paper and Instruments, such insurance to be issued by an insurer acceptable to Secured Party and to contain such coverage provisions as Secured Party shall request.

7. Debtor hereby covenants, represents, and warrants as follows:

         (a)Debtor agrees to keep all records concerning the Collateral in a fireproof and safe place and, upon request of Secured Party, to make such records available to Secured Party, its agents, attorneys, and accountants, at any reasonable time and without hindrance or delay to allow Secured Party to inspect, audit, check or make extracts from such records.
         (b)Debtor hereby represents, warrants and agrees with Secured Party that: (i) (except as otherwise noted in writing hereon or in a schedule attached to this agreement) Debtor is the owner of the Collateral, free and clear of all liens and encumbrances, and has the full right and power to transfer the Collateral to Secured Party and to grant to Secured Party the security interest provided in this agreement; (ii) Debtor will not make any other assignments of the Collateral, nor create any other security interest therein, nor permit any other financing statement to filed in any public office with respect thereto (except as otherwise expressly agreed in writing by Secured Party), nor permit either Debtor's or Secured Party's rights therein to be reached by attachment, levy, garnishment, or other judicial process; (iii) each debt owing to Debtor which is a part of the Collateral, and all names of all account debtors, amounts owing, due dates, and other facts appearing on Debtor's records relating thereto, are true, correct and genuine and are what they purport to be, and each such debt arises out of a bona fide sale of goods or other property sold and delivered to, or out of services heretofore rendered by Debtor to, the account debtors so indicated, and the amount of each such debt is unconditionally owed to Debtor by each such account debtor, except for normal cash discounts, and is not subject to any offset, credit, deduction, or counterclaim, and Debtor is sole owner thereof; (iv) Debtor will promptly notify Secured Party in writing in the event any such account debtor refuses to accept or returns any goods which are subject to any debt owed to Debtor for credit allowance, adjustment, offset or counterclaim by any such account debtor; (v) Debtor agrees not to sell or otherwise dispose of any Equipment except worn out or obsolete Equipment which are immediately replaced with the certificate of title therefore; (vi) Debtor agrees not to sell, collect, assign, negotiate, or otherwise transfer any of Debtor's Inventory, Accounts, General Intangibles, Instruments, or Chattel Paper outside the ordinary course of Debtor's business as conducted on the date of this agreement; and (vii) all of Debtor's Inventory is and will be produced in compliance with the federal Fair Labor Standards Act.
         (c)Debtor hereby irrevocably makes, constitutes, and appoints Secured Party and any of its officers or designees as Debtor's true and lawful attorney-in-fact with full power and authority to do any and all acts necessary or proper to carry out the Intent of this agreement, including, without limitation, the right, power and authority (i) to receive and give receipt for any amount or amounts due or to become due to Debtor on account of the Collateral and to endorse and negotiate in the name of Debtor any check or other item issued in payment or on account thereof, and in the name of Secured Party or of Debtor to enforce by suit or otherwise, compromise, settle, discharge, extend the time of payment, file claims or otherwise participate in bankruptcy proceedings, and otherwise deal in and with the collateral and any proceeds thereof; (ii) to open mail addressed to Debtor, remove any Collateral or proceeds of the Collateral therefrom, and deliver the remainder of such mail to Debtor; and (iii) to do all acts and things deemed by Secured Party to be appropriate to protect, preserve and realize upon Secured Party's security interest hereunder; but Secured Party shall not be under any duty to exercise such authority or power or in any way responsible for collecting or realizing upon the Collateral. Debtor hereby ratifies and confirms all that Secured Party, its officers or designees, shall do as such attorney-in-fact by virtue of the foregoing powers, which power is coupled with an interest and are irrevocable until this agreement has been terminated as hereinafter provided.

8. (a)Debtor shall do, make, execute, and deliver to Secured Party all such additional and further acts, assignments, assurances, and instruments as Secured Party may require to more completely vest in and assure to Secured Party its rights hereunder and in or to the Collateral and the proceeds thereof. Debtor will deliver all Instruments, Documents, and Chattel Paper which constitute a part of the Collateral to Secured Party upon request, duly endorsed by Debtor to the order of Secured Party or in blank in form satisfactory to Secured Party.
         (b)Debtor will pay promptly when due all taxes and assessments upon the Collateral or any part thereof, upon its use or operation, upon the proceeds thereof, upon this Security Agreement, or upon any note or notes evidencing the Secured Obligations. At its option, Secured Party may discharge any taxes, liens, security interests or other encumbrances at any item levied or placed on the Collateral or any part thereof and my pay for the maintenance and preservation of the Collateral, but Secured Party shall not be under any duty to exercise any such authority. Debtor agrees to reimburse Secured Party, upon demand, for any payment made or any expense incurred by the Secured Party pursuant to the foregoing authorization.
         (c)All sums expended by Secured Party which Debtor is obligated to reimburse Secured Party under this agreement shall bear interest from the date reimbursement is due until the date paid at the rate provided in the note evidencing the Secured Obligation with respect to which the sum was expended by Secured Party, or if no single such note exists or is identifiable, then at the rate which is two percentage points in excess of the average of the prime rates of the three largest banks in New York City three business days before expenditure was made, but in any event not more than the maximum rate allowed by law. All such sums and the interest thereon shall be secured by the security interest granted in this agreement.
         (d)At the request of Secured Party, Debtor will execute financing statements pursuant to the Uniform Commercial Code in form and number satisfactory to Secured Party and will pay the cost of filing the same in all public offices where filing is deemed by Secured Party to be necessary or desirable. Debtor agrees that a carbon or photostatic copy of this agreement may be filed as a financing statement in any public office. If certificates of title are issued or outstanding with respect to any of the Collateral, Debtor will cause the interest of Secured Party to be properly noted thereon at Debtor's expense. Without the written consent of Secured Party, Debtor will not allow an adverse financing statement covering any of the Collateral to be on file in any public office. Secured Party may elect not to perfect its security interest in all or any part of the Collateral without discharging or otherwise impairing its rights against Debtor or any other party.

9. Any or all of the Secured Obligations shall, at the option of Secured Party and notwithstanding the stated maturity date of any instrument evidencing any such Secured Obligation, become immediately due and payable without notice or demand upon the occurrence of any of the following events, each of which shall constitute a default hereunder;

         (a)Debtor's failure to pay or perform as and when due any of the Secured Obligations or any note evidencing the same;
         (b)Debtor's failure to pay or perform as and when due any covenant contained in this agreement or if any warranty or representation made or any writing furnished to Secured Party by or on behalf of Debtor in or in connection with this agreement is breached or is false or inaccurate in any material respect when made or furnished;

         (c)Any event occurs which results in the acceleration of maturity of any indebtedness or Debtor to others under any indenture, agreement, or undertaking;
         (d)Loss, theft, damage, or destruction of any material part of the Collateral, or any levy seizure, garnishment or attachment thereof or thereon;
         (e)Death, dissolution termination of existence, insolvency, cessation of business, or appointment of a receiver for any part of the property of, general assignment for the benefit of creditors by, or the commencement of any proceeding under any chapter of the Federal Bankruptcy Code or any insolvency laws by or against, Debtor or any guarantor or surety for Debtor on any of the Secured Obligations.

10. Upon the occurrence of any event of default set forth in the preceding paragraph, and at any time thereafter, Secured Party shall have the right to take possession of all or any part of the Collateral and, with or without taking possession thereof, to sell the Collateral at one or more public or private sales, at Secured Party's option and collect the Accounts, Instruments, Chattel Paper, and General Intangibles which are a part of the Collateral. At Secured Party's request, Debtor agrees to assemble the Collateral and to make it available to Secured Party at a place to be designated by Secured Party which is reasonably convenient to both parties. Debtor waves any notice of sale or other disposition of the Collateral and agrees that notice of sale or other disposition of the Collateral hereunder, or any part thereof, which cannot be waived shall be sufficient if such notice is delivered to Secured Party in writing for such purpose, at least ten (10) calendar days before the time of the sale or disposition. Debtor agrees to pay Secured Party on demand any and all expenses, including attorneys' fees in the amount of 15% of the unpaid balance of the Secured Obligations at the time of default(or the maximum fee allowed by law, if less than 15%, or a reasonable attorneys' fee if applicable law does not permit the parties to agree to the amount of the attorney's fee prior to default) incurred or paid by Secured Party in protecting or enforcing the Secured Obligations and the rights of Secured Party hereunder, including Secured Party's right to take possession of and sell or dispose of the Collateral, and in repossessing and storing the Collateral, collecting the Collateral, preparing the Collateral for sale, advertising and conducting such sale, and collecting the proceeds of such sale. Payment of all such expenses and the interest thereon shall be secured by the security interest granted in this agreement. The proceeds of any sale or other disposition or collection of the Collateral shall be applied, first, to the payment of all costs and expenses incurred by Secured Party in connection with such sale or other realization including, without limitation, attorneys' fees as specified above and all costs of litigation, and to the repayment of all advances made by Secured Party hereunder for the account of Debtor and the payment of all costs and expenses paid or incurred by Secured
Part in connection with this agreement or in the exercise of any right or remedy hereunder or under applicable law, to the extent that such advances, costs and expenses have not previously been paid to Secured Party upon demand to Debtor therefor; second, to the payment of the Secured Obligation in such order as Secured Party may elect; and third, to Debtor, or the person then entitled thereto, or as a court of competent jurisdiction may direct. No sale or other disposition are applied thereto. Debtor will remain obligated to pay any deficiency.

11. Secured Party shall have the right to set off the Secured Obligations against any indebtedness or liability of Secured Party to Debtor at any time existing. As additional security for the Secured Obligations, Debtor hereby transfers and assigns to Secured Party, and grants to Secured Party a security interest in, all account balances, credits, deposits, and rights of withdrawal of Debtor with Secured Party, whether now owned or hereafter acquired, and whether jointly or severally held, and Debtor agrees that Secured Party shall have a lien upon and security interest in all property of Debtor of every kind now or hereafter in the possession or control of Secured Party for any reason.

12. (a)Secured Party's rights and remedies hereunder, under other agreements or instruments, and under applicable law (including the Uniform Commercial Code) are cumulative and may be exercised successively or concurrently. Secured Party shall not be deemed to have waived any of its rights hereunder, under any other agreement or instrument, or under law except in a writing signed by Secured Party. No delay or omission on the part of Secured Party in exercising any right or remedy shall operate as a waiver thereof, and a written waiver on any one occasion shall not be construed as a bar or waiver of any right or remedy on any future occasion.
     (b)Whenever there is no outstanding Secured Obligation and no commitment on the part of Secured Party under any agreement which might give rise to a Secured Obligation, Secured Party will deliver to Debtor a written termination of this agreement upon written request therefor from Debtor. Prior to such termination this shall be a continuing agreement in every respect.
     (c)This agreement and all rights and obligations hereunder, including matters of construction, validity, and performance, shall be governed by the laws of the state where the address of Secured Party set forth above is located. This agreement is effective when signed by Debtor and delivered to Secured Party, and binds Debtor and inures to the benefit of Secured Party and their respective heirs, successors, and assigns. The provisions of this agreement are severable, and the invalidity or unenforceability of any provision hereof shall not affect the remaining provisions of this agreement.
     (d)All terms used in this agreement which are not expressly defined herein shall have the meaning, if any, assigned to them in Article 9 of the Uniform Commercial Code.
     (e)Time is of the essence of every provision of this Agreement.

REVOLVING LOAN AGREEMENT

         This Agreement dated May 2, 1997,  made by and between  SURGICAL SAFETY
PRODUCTS,   INC.,   ("Borrower")  and  SOUTHTRUST  BANK  of  Florida,   National
Association ("Bank").

                                   WITNESSETH:

         That for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and in consideration of the mutual promises herein made, Bank and Borrower, intending to be legally bound, agree as follows:

                         ARTICLE I - THE REVOLVING LOAN
         Section 1.1 Bank hereby agrees to lend to Borrower, and Borrower hereby agrees to borrow from Bank, upon the terms and conditions set forth in this Agreement, the principal sum of up to ONE HUNDRED THOUSAND AND NO/100 ($100,000.00) (the "Revolving Loan"). Borrower's obligation is repay the Revolving Loan and the interest thereon shall be evidenced by a promissory note (the "Note") in form and substance satisfactory to Bank. Until the earlier of MAY 2, 2017, or the occurrence of any Event of Default (as defined under Article VI of this Agreement), or written notice to Borrower of Bank's election to terminate the availability of new loans under this Agreement (which notice Bank may give at its discretion, whether or not an Event of Default has occurred or is threatened), Borrower may borrow hereunder, prepay the principal sum of such loans in whole or in part without penalty, and reborrow hereunder, so long as the aggregate unpaid principal balance of such loans does not exceed the maximum principal amount set forth in the preceding sentence of this Section 1.1. Bank may require at any time the loans be made upon at least one banking day's notice to Bank. Bank may also require at any time that loans be requested in writing on Bank's loan request form. Bank may disburse each loan by credit to Borrower's transaction account with Bank, by check, or in such other manner as Borrower and Bank may agree.
         Section 1.2. Borrower agrees to pay interest on the Revolving Loan at the rate(s), on the date(s) and calculated by the method, set forth in the Note.
         Section 1.3. Unless payment is required to be made earlier under the terms of the Note or pursuant to Section 6.2 of this Agreement following an Event of Default, Borrower shall pay the unpaid principal balance of the Revolving Loan in full on the maturity date of the Note.
         Section 1.4.  For the privilege of having the Revolving Loan available, until the earlier of the termination of this Agreement or the effective date of Bank's election to terminate the
availability of new loans, Borrower agrees to pay to Bank a
commitment fee of 0.00% per annum on the unused portion of the maximum principal amount of the Revolving Loan, such fee to be calculated and paid as follows:
-------------------------------------------------------------
-------------------------------------------------------.
                             ARTICLE II - COLLATERAL
         Section 2.1. The repayment of Borrower of its indebtedness under the Revolving Loan and the Note, and the performance by Borrower of all obligations under this Agreement, shall be secured by every mortgage and every security agreement (every "Separate Agreement") which secures obligations so defined as to include the Revolving Loan or the Note, and by all property of Borrower in, or coming into, the possession, control or custody of Bank, or it which Bank has or hereafter acquires a lien, security interest, or other right, including without limitation, the following (describe Collateral and Separate Agreements):

         AS FURTHER DESCRIBED IN SECURITY AGREEMENT DATED 05/02/97.

(individually and collectively the "Collateral").
         Section 2.2. Borrower shall execute and deliver, or shall cause to be executed and delivered, such documents relating to the Collateral as Bank may from time to time request.

            ARTICLE III - REPRESENTATIONS AND WARRANTIES; CONDITIONS
                                    PRECEDENT
         Section 3.1. Borrower is a Corporation duly organized and existing under the laws of the State of Florida, and is qualified to do business in all jurisdictions in which it conducts its business.

         Section 3.2. The execution and delivery by Borrower of, and the performance by Borrower of its obligations under, this Agreement, the Note and the Separate Agreements have been duly authorized by all requisite action on the part of Borrower and do not and will not (i) violate any provision of Borrower's articles of incorporation by-laws, or other organizational documents, any law or any judgment, order or ruling of any court or governmental agency, or (ii) be in conflict with, result in a breach of, or constitute, following notice or lapse of time or both, a default under any indenture, agreement or other instrument to which Borrower is a party or by which Borrower or any of its property is bound.
         Section 3.3. Each of this Agreement and the Note is the legal, valid and binding agreement of Borrower enforceable against Borrower in accordance with its terms.
         Section 3.4. There are no pending or threatened actions or proceedings before any court or administrative or governmental agency that may, individually or collectively, adversely affect the financial condition or business operation of Borrower.
         Section 3.5. The financial statement dated ____________, previously delivered by Borrower to Bank, fairly and accurately presents the financial condition of Borrower as of such date and has been prepared in accordance with generally accepted accounting principles consistently applied. Since the date of that financial statement, there has been no mention adverse change in the financial condition of Borrower, and, after due inquiry, there exists no material contingent liability or obligation assertable against Borrower.
         Section 3.6. All federal, state and other tax returns of Borrower required by law to be filed have been completed in full and have been duly filed, and all taxes, assessments and withholds shown on such returns or billed to Borrower have been paid, and Borrower maintains adequate reserves and accruals in respect of all such federal, state and other taxes, assessments and withholdings. There are no unpaid assessments pending against Borrower for any taxes or withholdings, and Borrower knows of no basis therefor.
         Section 3.7. The obligations of Borrower under this Agreement and the Note are not subordinated in right of payment to any other obligation of Borrower.
         Section 3.8. Borrower possesses all permits, memberships, franchises, contracts, licenses, trademark rights, trade names, patents, and other authorizations necessary to enable it to conduct its business operations as now conducted, and no filing with, and no consent, permission, authorization, order or license of, any individual, entity, or governmental authority is necessary in connection with execution, delivery, performance or enforcement of this Agreement or the Note.
         Section 3.9. No event has occurred and is continuing which is, or which with the giving of notice or lapse to time or both would be, an Event of Default (as defined in Article VI) of this Agreement.
         Section 3.10. Borrower has good and marketable title to all of its properties and assets including, without limitation, the Collateral and the properties and assets reflected in the above-described financial statement.
         Section 3.11. The minimum funding standards of Section 302 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") have been met at all times with respect to all "plans" of Borrower to whish such standards apply; Borrower has not made a "partial withdrawal" or a "completed withdrawal" from any "multi-employer plan"; and no "reportable event" or "prohibited transaction" has occurred with respect to any such "plan" (as all of the quoted terms are defined in ERISA).
         Section 3.12. Except as otherwise expressly disclosed by Borrower to Bank in writing on the date of this Agreement: No "hazardous substance" (as that term is defined in Section 101 of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ["CERCLA"]) has been released, discharged, disposed of, or stored on any of Borrower's owned or leased real or personal property by Borrower, by any third party, or by any predecessor in interest or title to Borrower; Borrower and all of Borrower's properties are in compliance with all applicable local, state and federal environmental laws and regulations; no notice has been served on Borrower by any governmental authority or any individual or entity claiming violation of any environmental protection law or regulation, or demanding compliance with any environmental protection law or regulation, or demanding payment, indemnity, or contribution for any environmental damage or injury to natural resources; no "hazardous substance" (as defined in CERCLA) is produced or used in Borrower's business; and no improvement on any real property owned or leased by Borrower contains any asbestos, including, without limitation, asbestos insulation on ceilings, piping or structural members or supports.
         Section 3.13. Bank shall not be obligated to make any loan under the Revolving Loan until Borrower shall have furnished Bank, at Borrower's expense, such evidence as Bank shall require regarding the truth or continue truth of the foregoing representations and warranties, including, without limitation, opinions of Borrower's outside legal counsel, opinions and certificates of Borrower's independent certified public accountants, surveys, appraisals, environmental audits by qualified environmental engineers selected by Bank, reports of other independent consultants selected by Bank, and certificates of Borrower's officers. All such evidence must be in form and content satisfactory to Bank.

                       ARTICLE IV - AFFIRMATIVE COVENANTS
         Borrower covenants and agrees that, so long as it may borrow under this Agreement or so long as any indebtedness remains outstanding under the Revolving Loan or under the Note, Borrower shall:
         Section 4.1. Deliver to Bank (i) within 30 days after fiscal quarter an unaudited income and expense statement and balance sheet, (ii) within 120 days after the end of each fiscal year statements of income and retained earnings of Borrower for the just-ended fiscal year, and a balance sheet of Borrower as of the end of such year, certified or compiled (at Bank's election) by the present independent certified public accountants of Borrower or by such other firm of independent public accountants as may be designated by Borrower and bee satisfactory to Bank, and (iii) with reasonable promptness, such other information as Bank may reasonably request.
         Section 4.2. Maintain its books, accounts and records in accordance with generally accepted accounting principles and shall permit any person or entity designated in writing by Bank to visit and inspect any of its properties, books and financial records, and to make copies thereof and take extracts therefrom, and to discuss Borrower's financial affairs with Borrower's financial officers and accountants.
         Section 4.3. Pay and discharge all taxes, assessments, fees, withholdings and other governmental charges or levies imposed upon it, or upon its income and profits, or upon any property belonging to it, prior to the date on which penalties attach thereto, unless the legality thereof shall be promptly and actively contested in good faith by appropriate proceedings, and unless adequate reserves for such liability are maintained by Borrower pending determination of such contest.
         Section 4.4. Maintain its existence in good standing in the state of its organization or incorporation of its qualification and good standing in all jurisdictions where such qualification is required under applicable law, and conduct its business in the manner in which it is now conducted subject only to changes made in the ordinary course of business.
         Section 4.5. Promptly notify Bank in writing of the occurrence on any Event of Default or of any pending or threatened litigation claiming damages in excess of $25,000 or seeking relief that, if granted, would adversely affect the financial condition or business operations of Borrower.
         Section 4.6. Maintain and keep in force insurance of the types and in the amounts customarily carried in lines of business similar to Borrower's and such other insurance as Bank may require, including, without limitation, fire, public liability, casualty, property damage, flood damage, and worker's compensation insurance, which insurance shall be carried with companies and in amounts satisfactory to Bank. All casualty and property damage insurance shall name Bank as mortgagee or loss payee, as appropriate. Borrower shall deliver to Bank from time to time at Bank's request copies of all such insurance policies and certificates of insurance and schedules setting forth all insurance then in effect.
         Section 4.7. Keep all of its properties in good repair and condition, and from time to time make necessary repairs, renewals and replacements thereto so that Borrower's property shall be fully and efficiently preserved and maintained.
         Section 4.8. Perform or take, on request of Bank, such action as may be necessary or advisable to perfect any lien or security interest in the Collateral or otherwise to carry out the intent of this Agreement.
         Section 4.9. Pay or reimburse Bank for any out-of-pocket expenses, including attorney's fees, incurred by Bank in preparing or enforcing this Agreement, the Note, and the Separate Agreements, or in collecting the Revolving Loan and any other sum due under the Note or this Agreement after default by Borrower in the payment thereof.
         Section 4.10. Fund all of its "plans" to which the minimum funding standards of Section 302 of ERISA apply in accordance with such standards; furnish Bank, promptly upon Bank's request, copies of all reports or other statements filed with, or received from, the United States Department of Labor, the Internal Revenue Service, or the Pension Benefit Guaranty Corporation with respect to all of Borrower's "plans"; and promptly advise Bank of the occurrence of any "reportable event" or "prohibited transaction" with respect to any such "plan" (as all of the quoted terms are defined in ERISA).
         Section 4.11. Comply with all applicable present and future local, state and federal laws, including, without limitation, environmental laws and regulations; notify Bank immediately if any "hazardous substance" (as defined in CERCLA) is released, discharged, disposed of, stored, or discovered on any real or personal property owned or leased by Borrower; notify Bank in writing within three days after Borrower receives notice from any governmental authority or any individual or entity claiming violation of any environmental protection law or regulation, or demanding compliance with any environmental protection law or regulation, or demanding payment, indemnity, or contribution for any environmental damage or injury to natural resources; and permit Bank from time to Time to observe Borrower's operations and to perform tests (including soil tests and ground water tests) for "hazardous substances" on any real or personal property owned or leased by Borrower.
         Section 4.12. Maintain its principal transaction account with Bank.
         Section 4.13. Use the proceeds of the Revolving Loan only for SHORT TERM WORKING CAPITAL.
         Section 4.14.  THIS LINE OF CREDIT MUST BE PAID DOWN TO A
ZERO BALANCE FOR THIRTY CONSECUTIVE DAYS ANNUALLY DURING THE TERM
OF THE LOAN.

                         ARTICLE V - NEGATIVE COVENANTS
         Borrower covenants and agrees that, without the prior written consent of Bank, so long as it may borrow under this Agreement or so long as any indebtedness remains outstanding under the Revolving Loan or under the Note, Borrower shall not:
         Section 5.1. Use any proceeds of the Revolving Loan except for the purposes stated in Section 4.13.
         Section 5.2.  Make any additional investment in fixed assets in any one fiscal year in excess of a yearly aggregate of
$---------------.
         Section 5.3. Create, incur, assume, or suffer to exist any indebtedness of any description whatsoever not existing as of the date of this Agreement, except (I) indebtedness incurred under this Agreement, (ii) any trade indebtedness incurred in the ordinary course of business payable within 60 days of its incurrence, and (iii)________________________________________.
         Section 5.4. Merge, consolidate or enter into a partnership or joint venture with any other person or entity; or sell, lease, transfer or otherwise dispose of all or any substantial portion of its assets, except sales of inventory in the ordinary course of business, or change its name, or change the location of its chief executive office.
         Section 5.5. Guarantee or become contingently liable for any obligation or indebtedness of any other person or entity, except that Borrower may endorse negotiable instruments for collection in the ordinary course of business.
         Section 5.6.  Make any loans, advances or extensions of
credit to any person or entity ________________________________
-------------------------------------.
         Section 5.7. Pay or declare any dividend on any of its capital stock after the date hereof, provided, however, that if Borrower is an S Corporation, it may pay dividends not to exceed the amount of income taxes payable by its shareholders attributable to Borrower's income.
----------------------------------------------------------------
--------------------------------------------------------------.
         Section 5.8. Grant any lien on or security interest in, or otherwise encumber, any of its properties or assets including, without limitation, the collateral, and, except for liens for taxes not yet due and payable or which are being actively contested in good faith by appropriate proceedings and for which adequate reserves are being maintained by Borrower and those liens disclosed to Bank by Borrower in writing prior to the execution of this Agreement, Borrower shall not permit to exist any lien, security interest or other encumbrance on any of its properties or assets.
         Section 5.9. Take, or fail to take, any act if such act or failure to act results in the imposition of withdrawal liability under Title IV of ERISA.
         Section 5.10. Release, discharge, dispose of, store, accept or receive for storage or disposal, or allow to be stored or disposed of, any "hazardous substance" (as defined in CERCLA) on or in any real or personal property owned or leased by Borrower, except as otherwise expressly consented to by Bank in writing; or release, discharge, use, transport, or dispose of any "hazardous substance" in an unlawful manner.
         Section 5.11.
         (a) Permit its working capital to be at any time less
than $   n/a;
         (b) Permit the ratio of its current assets to its current liabilities to be at any time less than n/a to 1.0;
         (c) Permit its tangible net worth to be at any time less than $ n/a;
         (d) Permit the ratio of its total liabilities to its tangible net worth to be at any time greater than n/a to 1.0;
         (e) Permit is Fixed Charge Coverage to be less than n/a;
         (f) Change the dates of its fiscal year now employed for financial and accounting purposes;
         (g)______________________________________________;
         (h)______________________________________________.

                   ARTICLE VI - EVENTS OF DEFAULT AND REMEDIES
         Section 6.1.  Any one or more of the following shall
constitute an Event of Default hereunder by Borrower;
         (a)Failure to pay when due any payment of principal or interest due on the Note or any other sum due hereunder;
              or
         (b)Failure to pay when due any payment of principal or interest due on any other obligation for money borrowed or the deferred purchase price of goods or services; or

         (c)Default under any Separate Agreement or any other document, note, agreement, mortgage, security agreement, instrument, or understanding with, held by, or executed in favor of Bank; or
         (d)Should any representation or warranty contained herein or made by or furnished on behalf of Borrower in connection herewith be false or misleading in any material respect as of the date made; or
         (e)Failure to perform or observe any covenant or agreement contained in Articles IV or V of this Agreement; or
         (f)Failure to pays its debts generally as they become due;
or
         (g) Borrower's or any Guarantor's making or taking any action to make an assignment for the benefit of creditors, or petitioning or taking any action to petition any tribunal for the appointment of a custodian, receiver or any trustee for it or a substantial part of its assets, or commencing or taking any action to commence any proceeding under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution, liquidation or debtor relief law or statute of any jurisdiction, whether now or hereafter in effect, including without limitation, any chapter of the federal Bankruptcy Code; or, if there shall have been filed or commenced against Borrower or any Guarantor any such petition, application or proceeding which is not dismissed within 30 days or in which an order for relief is entered; or should Borrower or any such Guarantor by any act or omission indicate its approval of or acquiescence in any such petition, application or proceeding or order for relief or the appointment of a custodian, receiver or any trustee for it or any substantial part of any of its properties; or should Borrower or any such Guarantor suffer to exist any such custodianship, receivership or trusteeship; or
         (h) Borrower's or any Guarantor's concealing, removing, or permitting to be concealed or removed, any part of its property, with intent to hinder, delay or defraud its creditors or any of the, making or suffering a transfer of any of its property which may be fraudulent under any bankruptcy, fraudulent conveyance or similar law; or making any transfer of its property to or for the benefit of a creditor at a time when other creditors similarly situated have not been paid, or suffering or permitting, while insolvent, any creditor to obtain a lien upon any of its property through legal proceedings or distraint which is not vacated within 30 days after the date thereof; or
         (i) Occurrence of any of the following with respect to Borrower or any Guarantor: death (if individual), death of a general partner (if a partnership), dissolution or cessation of business (if a partnership, corporation, or other organization), or insolvency. Section 6.2. Upon the occurrence and continuation of an Event of Default, Bank may (i) terminate all obligations of Bank to Borrower, including, without limitation, all obligations to lend money under this Agreement, (ii) declare immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are expressly waived, the Note and any other note of Borrower held by Bank, including, without limitation, principal, accrued interest and costs of collection (including, without limitation, a reasonable attorney's fee if collected by or through an attorney who is not a salaried employee of Bank, in bankruptcy or in other judicial proceedings) and
(iii) pursue any remedy available to it under this Agreement, under the Note, under any note of Borrower held by Bank, or available at law or in equity.

                            ARTICLE VII - DEFINITIONS
         Section 7.1.
         As used in this Agreement, the following terms shall have the meanings set forth below:
         (a) Accounting terms used in this Agreement such as "net income", "working capital", "current assets", "current liabilities", "tangible net worth", and "total liabilities" shall have the meanings normally given them by, and shall be calculated, both as to amounts and classification of items, in accordance with, generally accepted accounting principles.
         (b) "Agreement" means this Revolving Loan Agreement, as amended or supplemented in writing from time to time.
         (c) "Bank" means the banking corporation or association name in the first sentence of this Agreement and which executes this Agreement below as "Bank".
         (d) "Borrower" means the person or entity named in the first sentence of this Agreement and who executes this Agreement below as "Borrower". For the purposes of Section 3.11, 4.10, and 5.9, such term also includes any member of a "controlled group" (as defined in ERISA) of which the named Borrower is a member.
         (e) "CERCLA" is defined in Section 3.12.
         (f) "Collateral" is defined in Section 2.1.
         (g) "ERISA" is defined in Section 3.11.
         (h) "Event of Default" is defined in Section 6.1.
         (i) "Fixed Charge Coverage" means a fraction in which the
numerator is the sum of the net income of Borrower (after provision for federal and state taxes) for the 12-month period proceeding the applicable date plus the interest, lease and rental expense of Borrower for the period plus the sum of non-cash expenses or allowances for such period (including, without limitation, amortization or write-down of intangible assets, depreciation, depletion, and deferred taxes and expenses) and the denominator is the sum of the current portion of the long-term debt of Borrower as of the applicable date plus the interest, lease and rental expenses for the 12-month period proceeding the applicable date. If Borrower has elected treatment as an S Corp9oration under the Internal Revenue Code, however, "Fixed Charge Coverage" means a fraction in which the numerator is the sum of the net income of Borrower (after deduction of an amount equal to the federal and state income taxes, calculated at the marginal rates which would otherwise have been applicable to Borrower at such time, which Borrower would have been required to pay if it had not elected treatment as an S Corporation for federal and state income tax purposes) for the 12-month period preceding the applicable date plus the interest, lease and rental expenses of Borrower for the period plus the sum of noncash expenses or allowances for such period (including, without limitation, amortization or write-down of intangible assets, depreciation, depletion, and expenses), and the denominator is the sum of the current portion of the long-term debt of Borrower as of the applicable date plus the interest, lease and rental expenses for the 12-month period preceding the applicable date.
         (j) "Guarantor" means any person or entity who endorses the Note or who now or hereafter guarantees payment or collection of the Revolving Loan in whole or in part.
         (k) "Note" is defined in Section 1.1 and includes any promissory note or notes given in extension or renewal of, or in substitution for, the original Note.
         (l) "Revolving Loan" is defined in Section 1.1.
         (m) "Separate Agreement" is defined in Section 2.1.

                          ARTICLE VIII - MISCELLANEOUS
         Section 8.1. No delay or failure on the part of the Bank in the exercise of any right, power or privilege granted under this Agreement or the Note, or available at law or in equity, shall impair any such right, power or privilege or be construed as a waiver of any Event of Default or any acquiescence therein. No single or partial exercise of any such right, power or privilege shall preclude the further exercise of such right, power or privilege. No waiver shall be valid against Bank unless made in writing or signed by Bank, and then only to the extent expressly specified therein.
         Section 8.2. All notices and communications provided for hereunder shall be in writing, delivered by hand or sent by first-class or certified mail, postage prepaid to the following addresses:
              (a) If to Bank                SOUTHTRUST BANK of Florida
                                            National Association
                                            1800 SECOND STREET
                                            SARASOTA, FL 34236
                                            Attention: THOMAS A. MARTIN, JR.
                                            FIRST VICE PRESIDENT

              (b) If to Borrower:
                         SURGICAL SAFETY PRODUCTS, INC.
                         2018 OAK TERRACE, SUITE 400
                         SARASOTA, FL 34231
                         Attention: G. MICHAEL SWOR   President

Either Borrower or Bank, or both, may change its addresses for notice of purposes by notice to the other party in the mater provided herein.
         Section 8.3. This Agreement and the Note shall be governed by and construed and enforced in accordance with the substantive laws of the United States and the state in which the principal office of Bank is located, without regard to that state's rules governing conflicts of law.
         Section 8.4. All representations and warranties contained in this Agreement or made or furnished on behalf of Borrower in connection herewith shall survive the execution and delivery of this Agreement and the Note, shall be deemed to be made anew each time Borrower requests a loan under this Agreement, and shall survive until the Revolving Loan and all interest thereon are paid in full.
         Section 8.5. This Agreement shall bind and inure to the benefit of Borrower and Bank, and their respective successors and assigns; provided, however, Borrower shall have no right to assign its rights or obligations hereunder to any person or entity.
         Section 8.6. Time is of the essence in the payment and performance of every term and covenant of this Agreement and the Note.
         Section 8.7. This Agreement may be amended or modified, and Borrower may take any action herein prohibited, or omit to perform any action required to be performed by it, only if Borrower shall obtain the prior written consent of Bank to such amendment, modification, action or omission to act, and no course of dealing between Borrower and Bank shall operate as a waiver of any right, power or privilege granted under this Agreement, under the Note or the Separate Agreements, or available at law or in equity. This Agreement, the Note, and the Separate Agreement contain the entire agreement between Borrower and Bank regarding the Revolving Loan and the Collateral. No oral representations or statements shall be binding on Bank, and no agent of Bank has the authority to vary the terms of this Agreement except in writing on the face hereof or on a separate page attached hereto.
         Section 8.8.  All rights, powers and privileges granted
hereunder shall be cumulative, and shall not be exclusive of any other rights, powers and privileges granted by the Note or any other document or agreement, or available at law or in equity.
         Section 8.9. Upon the occurrence and during the continuation of an Event of Default, Borrower recognizes Bank's right, without notice or demand, to apply any indebtedness due or to become due to Borrower from Bank in satisfaction of any of the indebtedness, liabilities or obligations of Borrower under this Agreement, under the Note, or under any other note, instrument, agreement, document or writing of Borrower held by or executed in favor of Bank, including, without limitation, the right to set off against any deposits or cash collateral of Borrower held by Bank. In addition to the right to setoff, as additional collateral for the Revolving Loan, Borrower hereby grants to Bank a continuing lien on and security interest in all deposit accounts of Borrower now or hereafter held by Bank, including all certificates of deposit now or hereafter issued to Borrower by Bank.
         Section 8.10. Borrower hereby agrees to indemnify Bank and its officers, directors, agents and attorneys against, and to hold Bank and all such other persons harmless from, any claims, demands, liabilities, costs, damages, and judgments (including without limitation, liability under CERCLA, the Federal Resource Conservation and Recovery Act, or other environmental law or regulation, and costs of defense and attorneys' fees) resulting from any Representation or Warranty made by Borrower or on Borrower's behalf pursuant to
Article III of this Agreement having been false when made, or resulting from Borrower's breach of any of the covenants set forth in Articles IV or V of this Agreement. This Agreement of indemnity shall be a continuing agreement and shall survive payment of the Revolving Loan and the Note and termination of this Agreement.
         WITNESS the hand and seal of the parties hereto or as of the date first above written.

BANK: SOUTHTRUST BANK of Florida                     BORROWER: SURGICAL SAFETY
          National Association                       PRODUCTS, INC.
By: /S/Thomas A Martin                               By:/s/ G Michael Swor
THOMAS A. MARTIN, JR.                                G. MICHAEL SWOR
Title: First Vice President                          Title: President
                                                    Attest: ____________________
                                                    Title: _____________________
                                                     (Corporate Seal)

                               GUARANTY OF PAYMENT

         THIS GUARANTY OF PAYMENT (this "Guaranty") is made by the undersigned (whether one or more, herein collectively called the "Guarantor") with SOUTHTRUST BANK of Florida, National Association (herein called the "Bank"), a/an National Association bank having its principle office located at 1800 SECOND STREET, SARASOTA, FL;

WITNESSETH:
         To induce Bank to make a loan or to extend credit or make other financial products available to SURGICAL SAFETY PRODUCTS, INC., (as hereinafter further defined, called the "Borrower"), and for the consideration set forth below, Guarantor hereby agrees with the Bank as follows:

         1. This Guaranty is made for the purpose of securing to Borrower, at Guarantor's request, one or more loans or other extensions of credit from, or a line of credit with, or the issuance of one or more letters of credit by, or the issuance of one or more bankers' acceptances by, or the lease of personal property from, or the furnishing of other financial products or services by Bank, but the amount of the loan or other financial products or services now or hereafter provided by Bank to Borrower, and all extensions or renewals of debts or other obligations now or at any time hereafter owning by Borrower to Bank, are made by Bank in reliance on this Guaranty, and are the consideration for the execution and delivery of this Guaranty by Guaranty by Guarantor. Each term and provision of every promissory note or other evidence of debt, and every loan agreement, security agreement, mortgage, deed to secure debt, deed of trust, letter of credit, reimbursement agreement, bankers' acceptance agreement, lease agreement, and every other contract executed by Borrower and delivered to Bank, shall bind Guarantor as if executed by Guarantor as the primary and individual obligation of Guarantor.

         2. Guarantor, joint and severally if more than one, hereby unconditionally guarantees the Bank the payment and performance by Borrower of all of the Guaranteed Obligations (as hereafter defined). This Guaranty is a guaranty of payment and performance and not of collection. In the event Borrower at any time defaults in the payment or performance of any of the Guaranteed Obligations as and when the same becomes due, whether by acceleration of maturity of the debt or obligation or otherwise, Guarantor agrees to pay such debt or perform such obligation immediately. Upon failure of Guarantor to do so, Bank may, in its discretion, enforce the collection of such debt or the performance of such obligation out of Guarantor by action in any court of competent jurisdiction, or in any manner provided by law, the same as if such debt or obligation were the primary and individual debt or obligation of Guarantor, and without first seeking to enforce such debt or obligation by action or otherwise against Borrower; or, Bank may in its discretion, proceed in any manner provided by law or by contract for collection of debts against either or both Guarantor and Borrower the same as if such debts and obligations were primarily and individually the debt of both Guarantor and Borrower, jointly and severally. (The remainder of this paragraph applies only if this box is marked |_| Guarantor's liability under this Guaranty is limited to the sum of $___________, plus interest accrued on the sum prior to default at the rate provided for interest on the guaranteed obligations and the interest on the sum after default at the rate provided for interest following default by Borrower, plus all costs (including attorneys' fees) incurred by Bank in collecting any sum owed by Guarantor hereunder following default by Borrower and payments made by any other person (including any other Guarantor) will not reduce each Guarantor's maximum liability under this Guaranty. Guarantor agrees that Borrower's obligation to Bank may exceed any limitation of liability of Guarantor (individually and in the aggregate, if more than one) under this Guaranty.

         3. This is a continuing Guaranty. This Guaranty extends to all debts and other obligations now contracted or owing by Borrower to Bank and also to all debts and other obligations contracted or owing by Borrower to Bank in the future at any time up to the time this Guaranty is terminated pursuant to the provisions of this paragraph, even though from time to time and for extended periods of time there may be no debt or obligation owed to Bank by Borrower. Subject to the provisions which follow, Guarantor shall have the right to terminate this Guaranty at any time effective ten (10) days after receipt by the then president of Bank of written notice of Guarantor's intention to terminate this Guaranty. Such termination will have prospective effect only and will not affect Guarantor's obligations with respect to, and this Guaranty will remain in full force and effect with respect to, all of the Guaranteed Obligations then due and owing or then contracted for or existing, whether or not yet due, at the time such notice becomes effective, and all interest then accrued or thereafter accruing on any of the foregoing, and all expenses, including costs of collection and attorneys's fees, with respect to such Guaranteed Obligation and with respect to this Guaranty, and all obligations described in paragraph 4e. Of this Guaranty, whether then existing or arising in the future, and also with respect to any subsequent loans, extensions of credit, and other financial accommodations which, prior to receipt of such notice, Bank may have committed to make to Borrower (regardless of whether Bank waives any default or condition precedent to the making of such loans, extensions of credit, or other financial accommodations), together with all interest thereon and all expenses, including costs of collection and attorney's fees related thereto.

         4. Guarantor's obligations under this Guaranty are secured by the following property and/or separate agreements provided by Guarantor ___________________________________________________ ____________________(The
foregoing is for ease of reference only; failure to describe any property or any separate agreement which by its terms secures this Guaranty does not constitute a waiver of such property or separate agreement as collateral for Guarantor's obligations hereunder.) Guarantor hereby assigns to Bank and grants to Bank, as additional collateral and in addition to any applicable right of set off, a security interest in all deposit accounts now or hereafter owned to Guarantor by Bank and all personal property of Guarantor now or hereafter in the actual or constructive possession or control of Bank.

         5.  Guarantor hereby irrevocably:

         a. Assents to all terms and agreement heretofore or hereafter made by Borrower with Bank, including, but without limitation, agreements regarding the manner of disposing of any collateral in a commercially reasonable manner and agreements regarding the manner of giving notice and the time of giving notice of any sale or other intended disposition of any of such collateral;

         b. Consents that Bank may, without discharging Guarantor or in any way affecting the obligations of Guarantor under this Guaranty: (i) exchange, release, or surrender to Borrower or to any guarantor or any other person, or waive, release, subordinate, fail to perfect any lien or security interest in, or otherwise impair, any collateral now or hereafter held as security for any of the Guaranteed Obligations or any right of setoff against any deposit account of Borrower; (ii) waive or delay the exercise of any of its rights or remedies against Borrower or any other person or entity, including, without limitation Guarantor; (iii) with or without consideration, release Borrower or any other person or entity, including, without limitation, any other guarantor of the Guaranteed Obligations; (iv) renew, extend, or modify the terms of any of the Guaranteed Obligations or of any promissory note or other instruments or agreement evidencing the same; (v) apply payments by Borrower, Guarantor, or any other person or entity to any of the Guaranteed Obligations in such manner and in such order as Bank may elect; (vi) apply payments received for Borrower's account first to pay any indebtedness of Borrower that is not guaranteed by Guarantor, if any, before reducing the Guaranteed Obligations; and (vii) in the event of the filing of a petition (whether voluntary or involuntary) under any chapter of the federal Bankruptcy Code with respect to Borrower, participate in the bankruptcy proceeding and exercise any and all rights set forth in clauses
(i) through (vi) above, including, but without limitation, voting for or against any plan of reorganization, consenting to the use of any cash collateral, consenting to the sale, use or lease of any collateral securing any of the Guaranteed Obligations, and entering into any compromise or settlement regarding the Guaranteed Obligations or any collateral therefor.

         c. Waives all notices whatsoever with respect to this Guaranty or with respect to the Guaranteed Obligations or any collateral therefor, including, but without limitation, notice of (i) Banker's acceptance of this Guaranty or its intention to act, or its action, in reliance hereon; (ii) the present existence or future incurring of any of the Guaranteed Obligations or the terms or amounts thereof or any change therein; (iii) any default by Borrower or any surety, pledger, grantor of any lien or security interest, or guarantor, including, without limitation, Guarantor, (iv) the obtaining or release of any guaranty or surety agreement (in addition to this Guaranty), or any pledge assignment, security agreement, mortgage, deed to secure debt, deed of trust, or other security for any of the Guaranteed Obligations.

         d. Waives demand, dishonor, protest, notice of presentation and notice of nonpayment or dishonor with respect to any promissory note or other instrument or agreement now or hereafter evidencing any of the Guaranteed Obligations, and any other demands and notices, except such notices as are required by law and cannot be waived, and waives any requirement that suit under this Guaranty be brought within any period of time shorter than the general statute of limitations applicable to contracts under seal.

         e. Agrees that, if at any time al or any part of any payment previously applied by Bank to any of the Guaranteed

Obligations must be returned by Bank for any reason, whether upon the claim of preference, fraudulent transfer, prior lien, or other claim of a creditor, debtor-in-possession, trustee in bankruptcy or other representative of creditors of Borrower, or otherwise, and whether by court order, administrative order, or non-judicial settlement, this Guaranty shall continue in effect or shall be reinstated, as the case may be, and Guarantor shall remain liable for the full amount returned as if such amount had never been received by Bank, notwithstanding any termination of this Guaranty (whether under paragraph 3 above or otherwise) or cancellation of any promissory note or other instrument or agreement evidencing any of the Guaranteed Obligations.

         f. Waives acceptance of this Guaranty by Bank and agrees that this Guaranty will be valid and binding upon Guarantor when delivered to Bank by anyone having possession hereof after execution of this Guaranty by Guarantor;

         g. Agrees that Guarantor's liability under this Guaranty is absolute and is not conditioned on the execution of this or any similar guaranty by any other person or upon the occurrence or nonoccurrence of any other event;

         h. Waives any right to require Bank to marshal the assets of Borrower or any other person and agrees that Bank may proceed against any collateral securing the Guaranteed Obligations (whether or not Guarantor or any other person holds a lien on only a part of such collateral) and against parties liable on any of the Guaranteed Obligations in such order as Bank my elect, the benefit of any rule of law or equity to the contrary being hereby expressly waived by Guarantor;

         i. Agrees that the liability of Guarantor under this Guaranty shall not be affected or impaired by, and this Guaranty shall remain fully enforceable against Guarantor for the full amount of the Guaranteed Obligations less only payments thereon actually received and retained by Bank irrespective of and without reduction on account of (i) any defense, offset, or counterclaim which Borrower must have or assert with respect to any of the Guaranteed Obligations, including, but without limitation, filing of a petition in bankruptcy, discharge in bankruptcy, confirmation of a plan of reorganization (whether Bank voted for or against such plan), composition with creditors (whether or not including
Bank), failure of consideration, breach of warranty, statute of frauds, statute of limitations, accord and satisfaction, waiver, estoppel, release, usury, or fraud or misrepresentation,(ii) termination of any present or future relationship between Guarantor and Borrower or between Guarantor and Borrower or between Guarantor and any other guarantor of any obligations of Borrower, or
(iii) death, incompetency, or dissolution of Guarantor or Borrower;

         j. Agrees that Bank may, at is election, release or satisfy of record any collateral for this Guaranty only after any applicable preference periods have elapsed; and

         k. Subordinates any right of subrogation against Borrower to Bank's rights under the Guaranteed Obligations and agrees that Guarantor shall have no right to any payment or reimbursement from Borrower on account of any sums paid under this Guaranty until the Guaranteed Obligations have been paid and discharged in full.

         6. Guarantor hereby wholly subordinates all claims which Guarantor may now or hereafter have against Borrower to all debts and other obligations which Borrower may now or hereafter owe to Bank, and assigns all such claims to Bank as additional collateral for the Guaranteed Obligations. This agreement of subordination and assignment shall survive the termination of this Guaranty, and shall remain in effect until all Guaranteed Obligations existing on the date of such termination, whether or not then due, and all interest then accrued and thereafter accruing thereon, together with all expenses, including collection of costs and attorneys' fees, are paid and performed in full. Until full payment and performance are made, Guarantor agrees not to accept any payment or satisfaction of any kind on, or any security for, any of the claims hereby subordinated. If Guarantor should receive any such payment or security Guarantor agrees to deliver the same immediately to Bank in the form received, endorsed or assigned to Bank or in bland as Bank may require, for application on account of, or as security for, the Guaranteed Obligations. Until such payment or security is delivered to Bank, Guarantor agrees to hold the same in trust for Bank. If at any time any of the claims hereby subordinated is evidenced by any promissory note, chattel paper, or other instrument or writing, Guarantor agrees to affix to every such writing, in form and manner satisfactory to Bank, a statement that the writing is subject to the terms of this Guaranty and, upon request of the Bank, agrees to endorse and deliver any such writing to Bank as additional collateral for the Guaranteed Obligations. Bank will not be under any duty to take any action in connection with any such writing and will not be responsible in any respect in connection therewith, whether for any action it may take or refrain from taking against prior parties thereto or otherwise, except to use reasonable care in the custody of the writing, and except for willful misconduct of its employees. At the request of Bank, Guarantor agrees to cause Borrower to mark Borrower's records to indicate that the claims of Guarantor against Borrower are subordinate to the claims of Bank against Borrower and have been assigned to Bank as collateral. In the event Borrower at any time defaults in the payment of any debt owing to Bank when due, whether by acceleration of maturity or otherwise, Bank may, in its own name or that of Guarantor, compromise, collect, sue on, and give receipt for all claims hereby assigned by Guarantor. If Borrower files or has filed against it a petition under any chapter of the Bankruptcy Code, Bank may file proofs of claims in its own name with respect to the claims hereby assigned and may vote such claims in the bankruptcy proceedings.

         7. Guarantor acknowledges that the statute of limitations applicable to this Guaranty shall begin to run only upon Guarantor's failure or refusal to pay any of the Guaranteed Obligations following default in the payment or performance thereof by Borrower; provided, that if subsequent of such default, Bank reaches an agreement with Borrower on any terms causing Bank to forebear in the enforcement of its claims against Guarantor, the statute of limitations shall be reinstated for its full duration until Borrower again defaults.

         8. Guarantor hereby consents to the jurisdiction of any state or federal court holding in the county or district in which Bank's principal office is located and, to the extent permitted by applicable law, waives any objection based on venue or forum non conveniens with respect to any action instituted in any such court and agrees that such court shall be the exclusive venue for any action under this Guaranty or concerning or relating to the relationship between Guarantor and Bank or the obligations of Guarantor with respect to any of the Guaranteed Obligations, and agrees that process in any such action will be sufficient if served on Guarantor by certified mail, return receipt requested, or in any manner provided by law. Notwithstanding the foregoing, Bank shall have the right to bring any action or proceeding against Guarantor or Guarantor's property in the courts of any other jurisdiction Bank deems necessary or appropriate in order to enforce the obligations of Guarantor under this Guaranty.

         9. Guarantor hereby agrees to pay all costs of collecting under this Guaranty after default by Guarantor, including, but without limitation, court costs, litigation expenses and attorneys' fees in the amount which is 15 percent of the unpaid balance of the Guaranteed Obligations at the time of default by Borrower, including attorney's fees incurred by Bank in connection with any bankruptcy or other court or receivership proceedings involving Guarantor, and in connection with any workout of obligations of Guarantor to Bank hereunder, whether involving court proceedings or not. If attorney's fees in such amount would be prohibited by applicable law, then Guarantor agrees to pay reasonable attorneys' fees exceeding the maximum amount allowed by law. Each provision of this Guaranty for the payment of attorneys' fees by Guarantor shall be construed by reference to the provisions of this paragraph 8.

         10. As used in this Guaranty, the following terms have the following meanings:

         "Borrower" means the debtor identified above in this Guaranty, together with his, her, its or their heirs, administrators, executors, successors, and assigns, including any resulting or surviving corporation following any merger or any other reorganization, and also includes any debtor-in-possession or similar entity following the filing of a petition for relief by or against Borrower under any chapter of the federal Bankruptcy Code or in any similar proceeding under state or federal law, and also includes any proprietorship, partnership, corporation, trust, or other entity resulting from or arising out of the dissolution liquidation or change in form of business organization by Borrower or following any change of name or domicile by Borrower.

         "Guaranteed Obligations" means all debts and other obligations now owed to Bank by Borrower, all debts and other obligations in the future owed to Bank by Borrower, all extensions and renewals of any of such debts or obligations, and all interest and other lawful charges on any or all of such debts and obligations, including, but without limitation, late charges, penalty interest, and costs of collection (including reasonable attorney's fees) which Borrower has agreed to pay to Bank, or for which Borrower has agreed to reimburse Bank, or for which Borrower is obligated to Bank under applicable law, together with each and every promissory note or other instrument or writing now or hereafter evidencing the obligation of Borrower to pay any such debt, the interest thereon, or such other charges: whether such debts or other obligations are now foreseen or unforeseen; whether now due or to become due in the future; whether incurred with or without notice to Guarantor; whether arising from contract, tort, or otherwise; whether arising from an original obligation of Borrower to Bank or from an obligation of Borrower which was purchased by Bank from another; whether from time to time increased, or reduced, or entirely extinguished and then reincurred; whether direct or indirect, absolute or contingent or secured or unsecured; whether otherwise guaranteed or not; and whether arising gout of a loan of money or other extension of credit, an overdraft on a deposit account or line of credit account with Bank, use of a credit card or cards, a sale or lease of goods, the issuance of a letter of credit or bankers' acceptance, the purchase, discount, acceptance or certification of a note, check or draft, any combination of the foregoing, or otherwise. The Guaranteed Obligations include, without limitation, interest and other charges on any debt or obligation of Borrower to Bank accruing after the filing of a petition under any chapter of the federal Bankruptcy Code by or against Borrower and any loans or other credit or financial products or services extended to Borrower after the filing of any such petition. The Guaranteed Obligations specifically are not limited to debts and other obligations contracted for or arising concurrently with or prior to the execution of this Guaranty and are not limited in amount unless otherwise specifically set forth in writing in this Guaranty.

         11. No delay by Bank in enforcing its rights hereunder shall prejudice Bank's rights to enforce this Guaranty. All of Bank's rights and remedies under this Guaranty, under any other agreement, and under applicable law shall be cumulative, and any failure of Bank to exercise any such right or remedy shall not be construed as a waiver of the right to exercise the same or any other right or remedy at any time, and from time to time, thereafter. No waiver by Bank shall be effective unless made in writing by a duly authorized officer or agent of the Bank, and no waiver by Bank of any right or remedy shall constitute a waiver of any other or future right or remedy. This Guaranty shall inure to the benefit of the Bank, its successors and assigns, and to any person to whom Bank may grant an interest in any of the Guaranteed Obligations, and shall be binding upon Guarantor, and his, her, its, or their respective heirs, executors, administrators, successors, and assigns. This Guaranty shall be governed, construed, and enforced in accordance with the substantive laws of the United States and the state in which Bank's principal office is located, without regard to principles of conflict of laws. This Guaranty is intended to take effect as a document under seal.

         12. This Guaranty sets forth the entire agreement and understanding of Guarantor with respect to the subject matter hereof. Guarantor acknowledges that no agent of Bank has made any representation which is inconsistent with any of the terms of this Guaranty and that no officer or agent of Bank has the authority to vary the terms of this Guaranty except in a writing signed by a duly authorized officer of Bank. The making of loans and providing of the other financial services referred to in this Guaranty shall be solely in the discretion of the Bank, and reference thereto in the Guaranty, whether in paragraph 1 hereof or elsewhere, shall not be deemed to be a commitment by Bank to make any loan or provide any financial service. In the event any one or more of the provisions of this Guaranty shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforce ability of the remaining provisions of this Guaranty shall not in any way be affected or impaired thereby. If more than one person or entity signs this Guaranty below, the liability of such persons or entities on this Guaranty is joint and several, and all references to the singular in this Guaranty also include the plural. In the event of termination of this Guaranty as to any one or more of such Guarantors, this Guaranty shall continue in full force and effect with respect to the remaining Guarantors. Bank may file a photocopy of this Guaranty as a financing statement in any public office.

         IN WITNESS WHEREFOR, each of the Guarantors has hereunto set his or her hand and seal or has caused this Guaranty to be executed by its officer(s) or partner(s) thereunto duly authorized and its corporate seal to be affixed hereto, on the date first above written.

WITNESS(ES)                                          GUARANTOR(S)
                                            (Individual Guarantors sign below)

____________________                        /s/ G Michael Swor   [seal]
                                            G. MICHAEL SWOR
____________________                        /s/ Andrea Swor      [seal]
                                            ANDREA SWOR
____________________                        __________________________[seal]

____________________                        __________________________[seal]

                           (Corporate and Partnership
                             Guarantors sign below)
ATTEST:

--------------------                         -----------------------------
              Title
     [corporate seal]                       By: _________________________
                                                Title

                                   SOUTHTRUST
                                  BANK [LOGO]

           AGREEMENT TO PROVIDE ACCIDENTAL PHYSICAL DAMAGE INSURANCE
                                            Date: 05/02/97

To provide protection against serious loss should an accident or damage occur, I
understand   that  my  installment   contract   required  that  the  vehicle  be
continuously covered with insurance against the risks of fire, theft, and collision, and that failure to provide such insurance gives SouthTrust Bank the right to declare the entire unpaid balance immediately due and payable. Accordingly, I have arranged for the required insurance through the insurance company shown below and have requested that the policy contain a loss payable endorsement in favor of SouthTrust Bank.
                                            1800 SECOND STREET
                                            SARASOTA, FL 34236
                                            City, State, Zip
PURCHASER
Name (First, Middle, Last)                  Phone:
SURGICAL SAFETY PRODUCTS, INC.
Street Address
2018 OAK TERRACE, SUITE 400
City, State, Zip
VEHICLE INSURED
Year          Make                  Body             Model            Serial No.
INSURANCE AGENT                                      INSURANCE COMPANY
Name (First Middle, Last)                            Name:

Street Address                                       Policy No:

City, State, Zip                                     Effective Date

                                            From            To
Phone                                       Coverage                  Deductible

                           |_|XFire/Theft |_|Collision
                         |_| Comprehensive $____________
Purchaser Signature:                                 Date: 05/02/97

DEALER CONFIRMATION
Dealer                                      Phone
|_| Agency |_|Insurance Company         Name of Person           Date Loss Payee
                                                                |_| Yes  |_| No
Confirmed by Name              Confirmed by Signature                      Date:

                            WAIVER OF LANDLORD'S LIEN

STATE OF FLORIDA                    )
                                    )
Sarasota COUNTY                     )

         KNOW ALL MEN BY THESE PRESENTS:
         That the undersigned Savannah Leasing, Inc., G. Michael Swor and Andrea Swor (whether one or more, hereinafter called "Landlord") is the owner of the real property located in the State of Florida, Sarasota County, described as follows:

         2018 OAK TERRACE, SARASOTA, FLORIDA

Landlord has leased said real property to SURGICAL SAFETY PRODUCTS, INC. ("Tenant"). Landlord recognizes that all equipment and/or inventory owned by Tenant and now or hereafter installed in or located on said real property is to be collateral for loans made by SOUTHTRUST BANK OF FLORIDA, NATIONAL ASSOCIATION ("Bank") to Tenant. To induce Bank to make such loans to Tenant, and in consideration of such loans, Landlord hereby (a) agrees with Bank that all machinery, furniture and equipment now or hereafter owned by Tenant and now or at any time hereafter located on said real property shall remain personal property and may be removed by Bank at any time; and (b) waives and subordinates in favor of Bank (but not in favor of any other person or entity) any right, title, lien or claim which Landlord (or any of them, if more than one) might otherwise have, whether by statute, agreement or otherwise in, to or on any of said machinery, furniture, or equipment and in, to or on any inventory (as defined in the Uniform Commercial Code) now or hereafter owned by Tenant and now or at any time hereafter located on said real property.

         IN WITNESS WHEREOF, Landlord has executed these presents, or has caused these presents to be executed by its officer or partner thereunto duly authorized, this 2ND day of MAY, 1997.

                                                     Savannah Leasing, Inc.
                                            (Name of Corporation, Partnership
                                                     Or firm)
_____________________                       By:/s/J Stuart  Title: President
         Witness                               James D. Stuart
                                                      And
_____________________                       G. Michael Swor  Andrea Swor
         Witness                            (Name of Individual)

                            INDIVIDUAL ACKNOWLEDGMENT
STATE OF FLORIDA
COUNTY OF ___________

The  foregoing   instrument  was  acknowledged   before  me  this  ____  day  of
___________,  19____ by ________________________  |_| who is personally known to
me |_| who has produced  ___________________  ______________ as  identification, and who did not take an oath.
------------------------------
Notary Signature
--------------------------------------
Notary Name (typed, Printed or Stamped)
--------------------------------------
Serial Number

                            CORPORATE ACKNOWLEDGMENT
STATE OF FLORIDA
COUNTY OF ___________

The foregoing instrument was acknowledged before me this ____ day of _______, 19____ by _________________, A ___________________ corporation, on behalf of the
corporation. He/She |_| who is personally known to me |_| who has produced _____________________ ___________ as identification, and who did not take an oath.

-------------------------------------
Notary Signature
--------------------------------------
Notary Name (typed, Printed or Stamped)
--------------------------------------
Serial Number

                           PARTNERSHIP ACKNOWLEDGMENT
STATE OF FLORIDA
COUNTY OF ___________

The foregoing instrument was acknowledged before me this ____ day of _______, 19__ by _______________ a partnership, He/She |_| who is personally known to me |_| who has produced ___________________ as identification, and who did not take an oath.
-------------------------------------
Notary Signature
--------------------------------------
Notary Name (typed, Printed or Stamped)
--------------------------------------
Serial Number

                        CERTIFIED CORPORATE RESOLUTIONS

I HEREBY CERTIFY that I am Secretary of SURGICAL SAFETY PRODUCTS, INC. A corporation organized and existing under the laws of the State of FLORIDA. I FURTHER CERTIFY that a meeting of the Board of Directors of said corporation was duly called and held at its offices in the City of SARASOTA and State of FLORIDA on the 2ND day of MAY 1997, that at said meeting a quorum was present and voting throughout, and that the following resolutions were duly adopted: "Resolved, that SURGICAL SAFETY PRODUCTS, INC., (hereinafter called the "corporation") borrow from SOUTHTRUST BANK (hereinafter called the "Bank"), from time to time, such sums of money as, in the judgment of the officer or officers hereinafter authorized, this corporation may require: "Resolved Further, that any 1 (specify number, any one is authorized if no greater number is specified) of the following named officers of this corporation, G. MICHAEL SWOR the PRESIDENT, JAMES D. STUART the EXECUTIVE VICE PRESIDENT, and their respective successors in office, (the officer or officers authorized to act pursuant hereto being hereinafter designated as "authorized officers") be and they are hereby authorized, directed and empowered, for and on behalf and in the name of this corporation (1) to execute and deliver to the Bank agreements for the borrowing of money and to execute and deliver to the Bank such notes or other evidences of indebtedness of this corporation for the monies so borrowed, with interest thereon, as the Bank may require, and to execute and deliver, from time to time, renewals or extensions of such notes or other evidences of indebtedness; (2) to convey, grant, assign, transfer, pledge, mortgage or otherwise hypothecate and deliver by such instruments in writing or otherwise as may be demanded by Bank, any of the property of this corporation, including real and personal property and chooses in action, as may be required by the Bank to secure the payment of any notes or other indebtedness of this corporation or any other person or entity to the Bank, whether arising under authority of this resolution or otherwise; (3) to endorse and guarantee notes and other indebtedness of any other person or entity to the Bank; and (4) to perform all acts and execute and delivery all agreements and instruments which the authorized officers may deem necessary or appropriate to carry out the purposes of this resolution; "Resolved Further, that said authorized officers be and they are hereby authorized, directed and empowered, and that any one of said authorized officers be and he is hereby authorized, directed and empowered (1) to discount with, assign or sell to the Bank conditional sales contracts, notes, acceptances, drafts, receivables and evidences of indebtedness payable to this corporation, upon such terms as may be agreed upon by them and the Bank, and to endorse in the name of this corporation said conditional sales contracts, notes, acceptances, drafts, receivables and evidences of indebtedness so discounted, assigned or sold, and to guarantee the payment of the same to the Bank; (2) to apply for an obtain from the Bank letters of credit and in connection therewith to execute such agreements, applications, trust receipts, pledge agreements, guarantees, indemnities, agreements for cover and other financial undertakings as Bank may require; and (3) to enter into leases of personal property from the Bank containing such terms as said officers shall deem to be appropriate, whether such leases are true leases or leases intended as security, and whether such leases contain options on the part of this corporation to purchase the lease property or not; "Resolved Further, that this resolution will continue in full force and effect until the Bank shall receive official notice in writing from this corporation of the revocation thereof by a resolution duly adopted by the Board of Directors of this corporation, which revocation shall have prospective effect only, and that the certification of the Secretary of this corporation as to the signature of the above-named persons shall be binding on this corporation." I FURTHER CERTIFY, that the foregoing resolutions are withing the power of the Board of Directors to adopt as provided in the Articles of Incorporation and By-Laws of this corporation, and that said resolutions are still in full force and effect and have not been amended or revoked, and that the specimen signatures appearing below are the genuine signatures of the officers authorized to sign for this corporation by virtue of said resolutions.

Authorized Signatures:

/s/ G Michael Swor
(Signature) G. MICHAEL SWOR, PRESIDENT
/s/J Stuart
(Signature) JAMES D. STUART, Executive Vice President

                             Federal ID# 65-0565144
IN WITNESS WHEREOF, I have hereunto set my hand as such Secretary and affixed the corporate seal to said corporation this ____ day of ____________.

Corporate Seal
(if none, so state)
                           /s/ J Stuart
                           (Signature) JAMES D. STUART

                   FURTHER ASSURANCE AND COMPLIANCE AGREEMENT

         For and in consideration of Ten Dollars ($10.00) and other good and valuable consideration, and the funding of that certain Loan of even date in the amount of $ 100,000.0 from SOUTHTRUST BANK OF Florida, National Association (herein, "Bank") to the borrower agrees to cooperate, adjust, initial, re-execute and redeliver any and all closing documents, including but not limited to any notes, mortgages, deeds, affidavits and closing statements if deemed necessary or desirable at the sole discretion of the bank in order to consummate or complete the Loan from the Bank to Borrower or to perfect the Bank's lien or mortgage. It is the intention of the Borrower that all documentation for the Loan shall be an accurate reflection of the Bank's requirements.

         The Borrower agrees and covenants to assure that the Loan and its documentation will conform to the Bank's requirements. The Bank is relying upon this Agreement and the covenants contained herein in closing this transaction and funding the Loan to Borrower.

         Bank shall have the right to bring suit to enforce the obligations incurred in connection with this Agreement, and in the event any suit is brought to enforce this Agreement, the Bank shall be entitled to recover all costs and expenses incurred, including a reasonable attorney fee.

         DATED this 2ND day of MAY, 1997.

WITNESSES:                                           "BORROWER(S)"
                                                  Surgical Safety Products, Inc.
------------------------

________________________                             /s/G Michael Swor
                                                     G. MICHAEL SWOR

------------------------

------------------------                             --------------------------
Loan # 7301868-00001

                                STATE OF FLORIDA
UNIFORM COMMERCIAL CODE       FINANCING STATEMENT                     FORM UCC1
                                                                      (Rev.1993)
                      This Financing Statement is presented
           to a filing officer pursuant to the Uniform Commercial Code
            ----------------------------------------------------------
1.  Debtor (Last Name First if an Individual
         SURGICAL SAFETY PRODUCTS, INC.
-----------------------------------------------------------
1a.  Date of Birth or FEI#
-----------------------------------------------------------
1b. Mailing Address
         2018 OAK TERRACE, SUITE 400
----------------------------------------------------------
1.c.  City, State                                             1d. Zip Code
         SARASOTA, FLORIDA                                             34231
----------------------------------------------------------
2.  Additional Debtor or Trade Name (Last Name First if an
                                                        Individual)
----------------------------------------------------------
2a. Date of Birth of FEI#
----------------------------------------------------------
2b. Mailing Address                         2c. City, State   2d. Zip Code
-----------------------------------------------------------
3. Secured Party (Last Name First if an Individual)
         SOUTHTRUST BANK of Florida, National Association
-----------------------------------------------------------
3a. Mailing Address                         3b. City, State   3c. Zip Code
         1800 SECOND STREET                 SARASOTA, FLORIDA      34236
-----------------------------------------------------------
4.  Assignee of Secured Party (Last Name First if an Individual)
-----------------------------------------------------------
4a. Mailing Address                         4b. City, State   4c. Zip Code
-----------------------------------------------------------
5. This Financing Statement covers the following types of items or property [Include description of real property on which located and owner of record when required. If more space is required, attach additional sheet(s).
ALL ACCOUNTS RECEIVABLE, EQUIPMENT, INVENTORY, FURNITURE, FIXTURES & LEASEHOLD IMPROVEMENTS OF DEBTORS INCLUDING BUT NOT LIMITED TO NOW OWNED OR HEREAFTER ACQUIRED, WHEREVER LOCATED AND ALL ADDITIONS, SUBSTITUTIONS AND REPLACEMENTS THERETO AND ALL PROCEEDS OR ACCOUNTS ARISING FROM THE SALE OF ANY SUCH PROPERTY.
----------------------------------------------------------
6. Check only if Applicable:
|_| Products of collateral are also covered.
|_| Products of collateral are also covered.
|_| Debtor is transmitting utility.
--------------------------------------------------------
7. Check appropriate box (One box must be marked) |X| All documentary stamp taxes due and payable or to become due and payable pursuant to ss.201.22 F.S., have been paid. |_| Florida Documentary Stamp Tax is not required.
-----------------------------------------------------------
8.  In accordance with ss.679.402(2) F.S., this statement is filed without the Debtor's signature to perfect a security interest in collateral:
|_| already subject to a security interest in another jurisdiction when it was brought to this state or debtor's location changed to this state.
|_| which is proceeds of the original collateral described above in which a security interest was perfected.
|_| as to which the filing has lapsed.  Dated filed ________ and previous UCC-1 file number.
|_| acquired after a change of name, identity, or corporate
structure of the debtor.
-----------------------------------------------------------
9.  Number of additional sheets presented: 0
-----------------------------------------------------------
10.  Signature(s) of Debtor(s)
         SURGICAL SAFETY PRODUCTS, INC.
         G. MICHAEL SWOR
-----------------------------------------------------------
11.  Signature(s) of Secured Party or if Assigned, by Assignee(s)
         SOUTHTRUST BANK of Florida, National Association
         THOMAS A. MARTIN, JR., FIRST VICE PRESIDENT
-----------------------------------------------------------
12.  Return Copy to:
Name:         SOUTHTRUST BANK of Florida, National Association
Address:      1800 SECOND STREET
City:         SARASOTA
State:        FL
Zip:          34236
-----------------------------------------------------------
                      This space for use of Filing Officer
                     ----------------------------------------------------------
                Approved by Secretary of State, State of Florida
                      ----------------------------------------------------------
FILING OFFICER COPY                         STANDARD FORM-FORM UCC-1

SouthTrust
Bank [Logo]

                SOUTHTRUST BANK OF Florida, National Association
                    CLOSING STATEMENT FOR LOAN DATED 05/02/97

Florida State Documentary Stamps                                  $       350.00

Loan Fee to SouthTrust Bank                                               100.00

UCC-1 FILING FEE                                                           25.00

________________________________                                             n/a

________________________________                                             n/a

________________________________                                             n/a

________________________________                                             n/a

________________________________                                             n/a

TOTAL                                                             $       475.00

                         SURGICAL SAFETY PRODUCTS, INC.
                                       ------------------------------------
                           G. MICHAEL SWOR, PRESIDENT
                                       -------------------------------------

                          TELEPHONE TRANSFER AGREEMENT

I, G. Michael Swor, from time to time may make transfers from
Line of Credit #7301868-00001 in the name of Surgical Safety
Products, Inc. into account #63875498 in the name of Surgical
Safety Products, Inc. by telephoning the Commercial Lending
Department at SouthTrust Bank of Florida, N.A.  I understand and accept this policy.
Surgical Safety Products, Inc.
/s/G Michael Swor                                             __________________
G. Michael Swor                                                      Date

I, G. Michael Swor, also authorize James D. Stuart to make any telephone transfers involving the above referenced account:

/s/Thomas A Martin, Jr.                                       __________________
Thomas A. Martin, Jr.                                                Date
First Vice President

EXHIBIT 10.1
1858 Ringling Boulevard                                    KERKERING
Sarasota, FL   34236                                   BARBERIO & Co., P.A.


INDEPENDENT AUDITOR'S CONSENT

         We consent to the inclusion in the Registration Statement of Surgical Safety Products, Inc., on Form 10-SB to be filed with the Securities and Exchange Commission our report dated March 27, 1998 on the financial statements of Surgical Safety Products, Inc., which expresses an unqualified opinion for the year ended December 31, 1997.

                                                     /s/Kerkering Barberio & Co.

Sarasota, Florida
September 22, 1998

EXHIBIT 10.2

(Logo) Mosby                                     Mosby, Inc.
Dedicated to Publishing Excellence               11830 Westline Industrial Drive
                                                 St. Louis, MO   63146
                                                 314 872-8370
                                                 800 325-4177
                                                 Fax: 314 432-1380

Consent

We consent to the inclusion in the Registration Statement of Surgical Safety Products, Inc., on Form 10-SB to be filed with the Securities Exchange Commission a reprint of the article entitled "The use of a surgical assist device to reduce glove perforation in postdelivery vaginal repair: A randomized controlled trial" by Drs. Michael w. Bebbington and Mark J Treissman, which appeared in our publication American Journal of Obstetrics and Gynecology, in Volume 175, No. 4, Part 1, dated October 1996.

                                                     /s/Susan L Patterson
                                                     Susan L. Patterson
                                                     Associate Publisher
                                                     Periodical Division
St. Louis, Missouri
August 21, 1998

The use of a surgical assist device to reduce glove perforations in postdelivery vaginal repair: A randomized trial

Michael w. Bebbington, MD, MHSc, and Mark J. Treissman, MD
Vancouver, British Columbia, Canada

OBJECTIVE: Our purpose was to compare the effectiveness of a surgical assist device. SureMate, to decrease glove perforations during postdelivery vaginal repair.
STUDY DESIGN: This was a prospective randomized trial. After delivery surgeons who needed to perform vaginal repair were randomized to use the surgical assist device or to perform the repair in the usual fashion. After the repair, gloves were collected and the operator was asked to complete a standardized data form that was submitted with the gloves. The gloves were tested for perforations within 24 hours by the Food and Drug Administration-approved hydrosufflation technique. Comparisons were made with x2 statistics with p taken as being statistically significant with use of a Bonferoni adjustment for multiple comparisons. RESULTS: a total of 476 glove sets were evaluated. The use of the surgical assist device significantly reduced the overall glove perforation rate from 28.3% in the control arm to 8.4% in the study arm(p=0.0001). Rates of perforation varied with level of training and expertise but fell in all groups that used the device. A total of 76% of perforations were recognized in only 16% of the glove sets. The level of satisfaction with the device was mixed, but overall 50% of operators indicated that they were either satisfied or very satisfied with the device. CONCLUSION: The rate of glove perforation in postdelivery vaginal repair is high. The surgical assist device significantly reduced the rate of glove perforations. (Am J Obstet Gynecol 1996;175:862-6)

Key words: Glove perforations, surgical devices, surgical safety.

Originally introduced in 1889 by Halstead to protect the surgeon's hands from the toxic chemicals used in the operative procedures of the day, surgical gloves have become an important part of the barrier to the passage of microorganisms between the surgeon and the patient.1,2 An intact barrier prevents the possibilities of transmission, no matter how infrequently it might occur in the absence of an intact barrier. Recently there has been an increase in the level of concern for the occupational safety of health care workers.3 There are a multitude of potentially harmful organisms that can come into contact with the hand of a surgeon if there is a breakdown in the barrier. Concerns regarding the transmission of hepatitis viruses and the human immunodeficiency virus have led to a number of studies designed to test the effectiveness of various interventions to prevent the exposure of health care workers to blood and other potentially harmful body fluids.
         The objective of this study was to assess the effectiveness of a new suturing accessory (SutureMate, Surgical Safety Products, Sarasota Fla.) designed to assist the surgeon during situations where suturing was occurring. The specific application chosen was in the situation where vaginal repair was undertaken after a vaginal delivery. The hypothesis tested was that the SutureMate would decrease the number of glove punctures observed during a common obstetric procedure.

Material and methods
         This prospective, randomized, controlled trial was conducted between Jan. 1 and June 20, 1995, at the British Columbia Women's Hospital in Vancouver, British Columbia, Canada. This hospital is the largest maternity care hospital in Canada, with an annual delivery volume >7200 patients. It is the only tertiary level maternity care facility for the province of British Columbia and it also provides maternity services to the city of Vancouver.
         The surgical assist device assessed is known as SutureMate. This is a small plastic device containing a sponge for embedding the needle when the driver is being reloaded and when the needle is not in use. It come with an adhesive backing to allow it to be attached to the surgical drapes near the operative area. There is an abrasive surface to allow the needle to be cleaned of clotted blood and a cutting slot to facilitate knot tying while leaving the needle embedded in the sponge surface. (Fig.1)

                          Fig. 1 Picture of SutureMate
                           device attached to drapes
                          adjacent to surgical field.

         An a priori power analysis was performed to determine that 250 subjects would need to be recruited for each arm of the study on the basis of a 50% reduction in the baseline perforation rate of 25% being accepted as significant. The baseline perforation rate was taken from a previous study at this institution examining glove perforation rates at cesarean section (Bebbington MW, Cooper JK, Unpublished observations). There is evidence in the literature to suggest that the rates of glove perforations for surgeons in the operating room and in the delivery room are similar.1
         For a 3-week period before the start of the trial the surgical assist device was made available for use to the physicians delivering at British Columbia Women's Hospital. The purpose of this was to allow them to become familiar with the device and its use before the study so that results would not be influenced by inexperience with the device. During this time devices were made available in the physician's and nurse's lounge, in the delivery suite, and in the operating rooms. Additionally, a video-tape, posters, and pamphlets describing the proper use of the device were made available and placed in strategic locations. An in-service program was held with the nursing staff to familiarize them with the device and the purpose of the study. Study personnel were also available to answer questions about the study and to demonstrate the device. Randomization began after this "educational run-in" period.
         Eligible deliveries were those where vaginal surgery was required after a vaginal delivery. The delivery could be spontaneous or assisted. Vaginal surgery consisted of repair of an episiotomy or perineal tear, repair of vaginal laceration, or repair of cervical laceration. Randomization was carried out with sealed envelopes with allocation done before the start of the study by use of a random number table. These envelopes were placed in a secure but accessible location in the delivery suite. Once the delivery was complete and the need for a repair determined, the attending physician was asked to participate in the study. Randomization occurred once consent to participate had been received. Those physicians randomized to use the surgical assist device then had one envelope opened for them by the nurse in attendance. Those randomized to the usual repair technique then proceeded with the usual repair. Choice of instruments, sutures, the availability of assistance, repair technique, and the positioning of patients was not influenced by participation in the study and was at the attending physician's discretion.
         At the end of the repair the physician performing the repair completed a short data collection sheet indicating level of training, extent and type of procedure, handedness, and whether he or she had been aware of perforating the glove during the repair procedure. Operators using the device were asked to indicate the level of satisfaction on a 4-point Lichert scale. All data collection was anonymous with no patient or operator identifying information included on the data sheet. The data sheet and gloves were wrapped separately, placed in a plastic bag, and then placed in a central location for testing.
         Gloves were tested for perforations by the Food and Drug Administration-approved hydrosufflation technique. Within 24 hours of collection gloves were tested by filling each of the pair with 1 L of warm water. The glove cuff was twisted 360 degrees and each finger and then the palm was inspected and squeezed. A perforation was easily seen by the production of a fine jet of water. The location and number of perforations was recorded on a separate data sheet. The individual testing the gloves was blinded to the allocation of the operator with respect to the use of the surgical assist device.
         Statistical analysis was carried out with x2 for categoric variables. A value of p0.01 was used to determine statistical significance because of a Bonferoni adjustment to allow for multiple comparisons. Analysis was carried out according to the group to which a delivery was randomized.

Results
         During the 6 months of the study, health records information showed an average of 490 vaginal deliveries per month with an average of 75% requiring vaginal repair of the types listed previously. From this information a recruitment rate of 23% of eligible deliveries can be estimated. No data are available for those eligible deliveries not recruited.

Table I.  Study participants by level of training and expertise.

                        Study Group (n = 250)            Control Group (n = 250)
Obstetrician                               49                                 56
Family Physician                           66                                 63
Resident                                   80                                 87
Medical Student                            31                                 20
Not indicated                              24                                 24

Table II.  Glove perforation rates (overall)

                        Study Group (n = 250)            Control Group (n = 250)
Perforated *                               20                                 67
Intact                                    219                                170
Lost                                       11                                 13
 *p0.0001.
         None of the deliveries allocated to the control arm of the trial inadvertently used the surgical assist device. No accounting was made of whether those allocated to the study arm actually used the device, but 90% of the operators in the study arm of the trial did complete the section of the data sheet indicating their level of satisfaction with the device. It would be reasonable to assume that all at least tried to use the device when they were allocated to the study arm.
         There was equal participation in both study and control groups from obstetricians, family physicians, residents in obstetrics, and medical students. Twenty-four individuals in each group did not indicate their level of training or expertise (Table 1).
         A total of 476 sets of gloves were collected and tested, with 237 sets from the study arm and 239 sets from the control arm of the trial. Twenty-four pairs of gloves were lost because of janitorial error. The data sheets from these gloves were, however, salvaged. Of these gloves, 13 pairs belonged to the control group and 11 to the study group. The loss of these gloves occurred in the middle of the trial; there was no reason to believe that the puncture rates in these gloves would have been any different from that of the rest of the study population. These have been excluded from the analysis involving glove punctures.
         In the  entire  study  sample  there were 96 glove  perforations  in 87 gloves, for an overall glove perforation rate of 18.3%. The majority of the gloves contained a single perforation, but 12 gloves had multiple perforations. Table II shows the distribution of perforations by study group. There were markedly fewer glove perforations in the study versus control group (8.4% vs 28.3%, x2 31.55, P=0.0012).
         Nineteen of the gloves sets submitted were from the double gloved users (4%). These were equally distributed between the study group (7 sets) and the control group (12 sets). The distribution through the various levels of training and expertise was equal. Although the numbers are small and it was not an objective of the study to assess double gloving with the device, it is interesting to note that only one of the inner gloves, from a delivery in the study arm, was perforated, for an overall perforation rate in this subgroup of 5%.
         The surgical assist device appeared to be useful in decreasing glove perforation regardless of the degree of training or expertise of the operator. These data are shown in Table III. In all groups except the medical students there was a statistically significant reduction in the rate of glove perforations with the use of the surgical assist device. The numbers of medical students involved in the study is probably too small to draw any conclusions about the usefulness of the device. It is interesting to note that the glove puncture rate of the group of medical students in the control arm was similar to those of the obstetricians and obstetric residents, whereas the rate of glove puncture rate in the family physician group was the highest. This group also showed the greatest difference in perforations between the study and control arms of the trial.

Table III. Glove perforation rates by level of training and expertise.

                     Study Group        Control Group            Significance
Obstetrician                2/49                16/56                P=0.0009
Family Physician            6/66                24/63                P=0.0001
Resident                    7/80                21/87                P=0.0078
Medical Student             3/31                 4/20                P=0.2960

         The majority of glove perforations occurred in the thumb, index, and second finger of the nondominant hand. Of the 418 operators who indicated that they were right-handed, there were 86 perforations. Seventy-four of these were located in the left-hand glove. Nineteen (26%) were located in the thumb, 27 (36%) in the index finger, and 21 (28%) in the second finger. The remaining 7 perforations were located on the other fingers or the palmar area of the glove. Of the 12 perforations in right-hand gloves, 9 were similarly located in the thumb, index, and second fingers, with 3 in the palmar area. Of the 26 operators who indicated they were left-handed, there were 10 perforations, 7 in the right-hand glove and 3 in the left-hand glove. Six of the 7 right-glove perforations occurred in the thumb, index, or second finger. All the left-hand glove perforations occurred in one of these three areas.

         The operator was asked to indicate whether he or she was aware of having perforated the glove during the course of the repair. This assessment was made after the repair was finished and presumably after the gloves had been removed for collection. Of the 87 gloves that were found to have been perforated, only 14 operators (16%) correctly indicated that they were aware of having perforated the gloves during the procedure. A total of 43 of the 476 operators in the study (9%) indicated that they thought they had perforated the glove, but 29 of them (68%) were in error.
         The level of operator satisfaction with the surgical assist device was mixed, but overall 50% indicated that they were either satisfied or very satisfied. In general,, higher levels of satisfaction were indicated by residents and students in the study than was the case with the obstetricians and family physicians (Table IV).



                      A           B                     C                     D
Obstetrician          1          24                    24                     2
Family Physician      1          32                    27                     4
Resident              7          43                    24                     3
Medical Student       3          12                    14                     1
Overall              12         112                    89                    10

Satisfaction not indicated: 27, A, Very satisfied; B, Satisfied; C, not very satisfied; D, dissatisfied.

         Comment
         Surgical glove perforation is a common event during operative procedures. Surgical disciplines such as general surgery, plastic surgery, and orthopedics have been studied.5-14 Obstetric and gynecologic procedures have also been studied, most frequently cesarean section. Various authors have estimated glove perforation rates to be as low as 12.3%9 and as high as 30.6%.10 Previous experience at this institution showed an overall glove perforation rate a cesarean section to be 28.7%. The observed rate of perforation of 28.3% in the control arm of the study is certainly within the range of the values previously observed. The duration of the operation and an increased urgency of the surgery appear to be factors resulting in higher perforation rates. This could explain the reporting of increased perforation rates in major gynecologic surgery.
         Various strategies have been studied and suggested to try to decrease the frequency of glove puncture. The best studied of these is the use of double gloving.10-14 These studies have shown double gloving to result in decrease in the frequency of puncturing the inner glove. The surgeon may feel that dexterity is compromised by the use of double gloves but Doyle et al.10 noted that the perforation rate of the outer glove was similar in both the single and double-gloved groups. This would suggest that, at least from a needle-handling perspective, the double gloving does not adversely affect dexterity.10 Educational strategies such as reinforcing operative principles and "no-touch technique" with delivery room nurses in the operating room has been shown to be effective in decreasing the frequency of glove punctures (Bebbington, MW, Cooper JK, Unpublished observations). To date, we are unaware of the publication of any other tests of surgical assist devices.
         The use of this device significantly reduced the number of glove perforations that occurred during vaginal repair after delivery. Therefore it can be of benefit to the safety of operators during an all-too-frequent procedure in obstetrics. This is especially true when universal precautions are being advocated for all patients. A decrease in glove perforations decreases the exposure to potential pathogens.
         Five percent of the study gloves were lost to testing. These were equally distributed between the two groups in the trial. The number of perforations in these gloves is the unknown and there is no reason to suspect that there should have been an increased number of perforations in these gloves. If it is assumed that the perforation rate is the same, it would have resulted in an additional one glove perforation in the study group and an addition four gloves in the control group. Including these gloves would still result in a statistically significant difference between the groups. In fact, if a worst- case scenario is assumed and it assumed that all the lost gloves in the control arm were perforated, there would still be a statistically significant difference with x2 16.448 and p=0.001. Thus the impact of the lost gloves on the conclusions of this study are negligible.
         Family physicians in the control group were found to have the highest rate of glove perforation. The greatest impact of the device was observed compared with the family physicians in the study group. The exact reason for this difference is not known, but it may be related to the frequency with which the individuals in this group perform vaginal repairs. The device may function, at least in part, to focus the operator's attention on needle handling during the repair, resulting in fewer glove punctures. With the family physicians having a greater tendency to glove perforations, the impact of the device is more marked in this subgroup. The lack of a difference in the medical student subgroup maybe due to the small numbers of observations. It may also be that the skill level is such that the device does not provide increase awareness of needle handling because that is already at a high level and cannot be increased within their technical ability.
         The thumb, index finger, and second finger of the nondominant hand is the focus for most glove punctures. This is in keeping with the findings of other glove perforation studies.4,14 It is likely that some of these perforation occur from direct handling of the needle after placement of a stitch through tissue. Grasping the needle with tissue forceps while repositioning the needle driver would likely prevent the majority of these perforations. In general, the device would not be expected to assist in preventing these perforations. The second time that the needle is typically grasped is while the needle is repositioned on the driver in preparation to place another stitch. It is these types of perforations that the device can be expected to reduce. Perforations in the glove of the dominant hand are more difficult to explain but are also likely due to direct needle handling at some point and could potentially be prevented by the device.
         It is possible that the reduction in glove perforations may, in part, be due to a change in repair technique by the operators in the study arm, not related to the use of the device. For example, more operators in the study arm may have used instruments to grasp needles while performing repairs, thinking that it was surgical technique that was being evaluated rather than the surgical assist device. As mentioned previously, no attempt was made to influence repair technique of those involved in either arm of the study, but this aspect was not specifically studied.
         Relying on operator recognition would not appear to be an effective strategy for reducing exposure to potential pathogens because surgeons are notably poor at being able to accurately know when they have punctured their gloves. In this study only 16% of the perforations were identified by the glove wearers. Previous studies have shown detection rates between 14% and 30%. Many more operator thought they had perforated their gloves than actually did. This overreporting may be because the operators knew that the glovers were being tested for leaks. Although recognitions of a perforation and changing gloves prevents further exposure, it does not lessen the rate of initial exposure.
         Assessment of satisfaction with any new device of this type is important. No matter how effective an intervention may be, if it is not used, it is not useful.
         Overall, the satisfaction, although crudely measured, was good. Residents and medical students tended to rate their satisfaction higher. This may be due to a "novelty effect" whereby they enjoyed trying new techniques and would tend to rate their satisfaction higher. It may also indicate a higher willingness to incorporate new techniques or ideas into their own patterns of practice.
         Compliance with the use of the device in the study arm was not measured during the trial. If the operator reporting on his or her own satisfaction is accepted as a proxy for measuring use, the >=90% of those who were randomized to use the device did so. In estimating the effect of noncompliance, it would be expected that not using the device when randomized to use it would have the effect of increasing the number of perforations in the study group and decreasing the difference between the two groups. Thus if it is hypothesized that compliance may have been low, the true difference between the groups would have been even greater than that observed.
         This study demonstrates that the use of the SutureMate surgical assist device does decrease the incidence of glove perforation in the setting of vaginal repair after delivery. Why it works may be a result of the fact that it is a technically useful device. Part of its effectiveness may reside in its serving as a visual reminder to the operator to use greater care in the technique of suturing and needle handling. Regardless of why it works, it does appear to be an effective aid in decreasing exposure to potential pathogens in blood and other bodily fluids by maintaining an intact glove barrier.
         It is not possible to draw any conclusions about the additional impact of double gloving on the effectiveness of the device because the numbers are small. Studies to date have focused on the benefits of a single intervention rather than examining the benefits of multiple strategies to reduce glove perforations. This would be a potential are for future study.
REFERENCES
2. Geelhoed GW. The pre-Halsteadian and post-Halsteadian history of the surgical rubber glove. Surg Gynecol Obstet 1988;167:350-6.
3. Van Den Broek PJ. Epidemic of prosthetic valve endocarditis caused by Staphylococcus epidermidis. BMJ 1985;291:949-50.
4. Bell DM. Human immunodeficiency virus transmission in health care settings: risk and risk reduction. Am J Med
         1993;91(Suppl 3B):294S-9S.
5. Chapman S, Duff P. Frequency of glove perforations and subsequent blood contact in association with selected obstetric surgical procedures. Am J Obstet Gynecol
         1993;168:1354-7.
6.       Dodds RD, Guy PJ, Peacock AM, Duffy SR, Barker SGE, Thomas
         MH.  Surgical glove perforation. Br J Surg 1988;75:966-8
7.       Brough SJ, Hunt TM, Barrie WW.  Surgical glove perforations.
         Br J Surg 1988;75:317.
8.       Dodds RD, Barker SGE, Morgan NH, Donaldson DR, Thomas MH.
         Self protection in surgery: the use of double gloves.  Br J
         Surg 1990;77:219-20
9.       Gerberding JL, Littell C, Tarkington A, Brown A, Schecter W.
         Risk of exposure of surgical personnel to patients' blood during surgery at San Francisco General Hospital. N Engl J
         Med 1990;322:1788-93
10. Serrano CW, Wright JW, Newton ER. Surgical glove perforations in obstetrics. Obstet Gyncol 1991;77:525-8
11. Doyle PM, Alvi S, Johanson R. The effectiveness of double gloving in obstetrics and gynecology. Br J Obstet Gynaecol 1992;99:83-4
12. Bennett B, Duff P. The effect of double-gloving on frequency of glove perforations. Obstet Gynecol 1991;78:1019-22
13. Cohn GM, Deifer DB. Blood exposure in single versus double gloving during pelvic surgery. Am J Obstet Gynecol
         1990;162:715-7
14. Malta H, Thompson AM, Raine JB. Does wearing two pairs of gloves protect operating theatre staff from skin contamination? BMJ 1988;297:597-8
15. Chiu KY, Fung B, Lau SK, Ng KH, Chow SP. The use fo double latex gloves during hip fracture operations. J Orthop Trauma 1993;7:354-6

EXHIBIT 10.3

CONSENT

I consent to the inclusion in the Registration Statement of Surgical Safety Products, Inc., on Form 10-SB to be file with the Securities and Exchange Commission a reprint of the abstract entitled "Evaluation of a One-Handed Surgical Suturing Device to Decrease Interaoperative Needlestick Injuries and Glove Perforataions: Phases I and II" by Donna J. Haiduven BSN, MSN, CIC which was presented at Conference on Prevention of Transmission of Bloodborne Pathogens in Surgery and Obstetrics, February 1994.

                                    /s/Donna J. Haiduven
                                    Donna J. Haiduven
San Jose, California
September 9, 1998

                            CONFERENCE ON PREVENTION
                                 OF TRANSMISSION
                             OF BLOODBORNE PATHOGENS
                            IN SURGERY AND OBSTETRICS


                                  SPONSORED BY

              [LOGO]                                               CDC

The American College                   and              The Centers for Disease
 of Surgeons                                             Control and Prevention

                              February 13-15, 1994
                              Atlanta Hilton Hotel
                                   Atlanta, GA

                           FINAL PROGRAM AND ABSTRACTS

EVALUATION OF ONE-NANDED SURGICAL SUTURING DEVICE TO DECREASE INTRAOPERATIVE NEEDLESTICK INJURIES AND GLOVE PERFORATIONS: PHASES I & II. DONNA J. HAIDUVEN BSN, MSN, CIC, * AND MARIA D. ALLO, MD, SANTA CLARA VALLEY MEDICAL CENTER, SAN JOSE, CALIFORNIA.
         Intra operative suturing poses a high-risk for needle sticks in the operating room. "Suture Mate" (SM) is a new safety device which enables the user to suture one-handed, reducing or eliminating needle stick injuries. A prospective multicenter randomized study has been designed to evaluate the effect of this product on decreasing per cutaneous injuries, glove perforations and improving efficiency of the suturing procedure. Cases where randomized to use or not to use this device. Phase I - Study Design focused on the data collection form. Parameters include demographic patient data, length of surgery and suturing times, presence of visible blood on hands of surgical personnel after glove removal, number and type of per cutaneous injuries, number and location of glove perforations and length of incision. Phase 2 - Data Collection has been initiated in 3 of 4 hospitals and completed in 62 cases. Data obtained thus far indicate that 56% of cases not utilizing SM experienced glove perforations as opposed to 28% of those utilizing SM. Per cutaneous injuries were present in 7% of cases not using SM; no per cutaneous injuries have occurred in SM cases.
         These data suggest that one-handed suturing significantly decreases Intra operative needlestick injury. The "Suture Mate" device obviates the need for two-handed suturing and provides a safe place to "bank" needles on the surgical field.

EVALUATION OF A ONE-HANDED SURGICAL SUTURING DEVICE TO DECREASE
INTRAOPERATIVE NEEDLESTICK INJURIES AND GLOVE PERFORATIONS: PHASES I & II DONNA J. HAIDUVEN BSN, MSN, CIC * AND MARIA D. ALLO, MD, SANTA CLARA VALLEY MEDICAL CENTER, SAN JOSE, CALIFORNIA

         SUMMARY

INTRODUCTION
The operating room environment has a high potential for per cutaneous and mucocutaneious exposures. Suturing poses a significant risk of needle stick injury making any devices or practices that eliminate these risks desirable. We designed a prospective randomized multicenter trial to determine whether use of a one-handed suture device decreases glove perforations and per cutaneous injuries without a significant loss of efficiency.

DEVICE DESCRIPTION

"Suture-Mate" was utilized in this study and was designed by a practicing surgeon. It is the first device of its kind designed to allow a safe repository for the suture needle and permits use of the needle in a one-handed method, thus decreasing the chance of per cutaneous injury. "Suture Mate" is a product of Surgical Safety Products, Inc. in Sarasota, Florida. The device received substantiation of their 510K approval from the Food and Drug Administration as of June 2, 1993.

PHASE I - STUDY DESIGN

The initial study design phase determined the data collection parameters:

o        Demographic patient data
o        Type and length of operation
o        Length of incision and suturing times
o Number and location of per cutaneous injuries and glove perforations
o presence of visible blood on hands of surgical personnel after glove removal

PHASE 2 - DATA COLLECTION

At time of abstract submission, data collection had been initiated in 3 of 4 hospitals and completed in 62 cases.

                              PARTICIPATING CENTERS

Doctor's Hospital                                              Sarasota, Florida
Sarasota Memorial Hospital                                     Sarasota, Florida
Santa Clara Valley Medical Center                           San Jose, California

RESULTS

Of 62 cases completed, 18 used Suture Mate and 44 did not use Suture Mate (SM)

GLOVE PERFORATIONS BY CASE AND NUMBER

Five cases using "Suture Mate" (28%) had glove perforations and 24 cases not using "Suture Mate" (56%) had glove perforations. Only 1/5 SM cases had multiple glove perforations (defined as more than one perforation per glove) as opposed to 11/24 (46%) cases not using SM.

GLOVE PERFORATIONS BY NUMBER OF GLOVES WORN

Three of 6 perforations in cases using SM and 20/44 perforations in cases not using SM occurred in persons wearing one pair of gloves.

VISIBLE BLOOD ON HANDS OF SURGICAL PERSONNEL AFTER GLOVE REMOVAL

In one case (5.6%) using SM and 8 cases (18%) not using SM there was visible blood on hands of surgical personnel (including surgeons, surgeon assistants, scrub technicians or nurses, students, residents or interns) after glove removal.

PER CUTANEOUS INJURIES

In the first 62 cases, there was no per cutaneous injuries in cases using "Suture Mate". In cases not using SM, there have been 4 (9%) per cutaneous injuries. In those cases, the exposed person was wearing one pair of gloves.

CONCLUSION

Use of "Suture Mate" facilitates one-handed suturing technique, resulting in less likelihood of glove perforations and intra- operative needle stick injuries. This study reinforces previous study finds on the importance of double gloving.
----------------------------------------------------------------
PLEASE DIRECT CORRESPONDENCE REGARDING THIS INFORMATION TO:

         Donna J. Haiduven, BSN, MSN, CID
         Infection Control Supervisor
         Sant Clara Valley Medical Center
         751 S. Bascom Avenue
         San Jose, California 95128

      PERCEIVED RISK OF ACQUIRING BLOODBORNE INFECTIONS DURING SURGERY: A
                                 PATIENT SURVEY
            G. MICHAEL SWOR, MD AND DONNA J. HAIDUVEN, BSN, MSN CIC*
               WOMEN'S CARE SPECIALISTS OF SARASOTA, FLORIDA AND
                 SANTA CLARA VALLEY MEDICAL CENTER, CALIFORNIA

                                     SUMMARY

INTRODUCTION & METHODS

The viewpoint of the patient regarding risk of acquiring bloodborne infection in surgery was the focus of this survey. The survey containing 9 questions was distributed to 260 obstetric and gynecology patients at a women's care speciality practice in Sarasota, Florida. The questions on the survey followed by the results and conclusions are presented.

QUESTIONS AND ANSWERS
1. If you should require surgery, would you have any concern regarding the risk of infection to you related to torn gloves or needle stick injuries?

         Yes - 87% (225)                No - 12% (32)              NR+ - 1% (3)

2.       Prior to this survey, would you have had any concern?

         Yes - 76% (197)                No - 23% (59)              Other - 1.4%
                                                             (NR - 3, some - 1)

3. Would you have any concern regarding your risks if you knew that your surgeon had been vaccinated for hepatitis B and regularly tested negative for HIV virus?

         Yes - 31% (81)             No - 65% (170)             Other - 3.5% (9)
                                                              (NR - 4, some -2
                                                              Undec - 2
                                                              Hep B concern -1)

4. If a device was available to your surgeon which could possibly reduce the risk of needle stick injury or glove perforation during your planned procedure, would you want this used without regard to cost?

         Yes - 82% (212)               No - 15% (40)              NR - 2.3% (6)
                                                              ? - 0.8% (2)

5. If a device such as this were available and added $100 to the cost of your surgery, would you want it used?

         Yes - 63% (165)             No - 10% (25)              Other 5.8% (15)
                                                              NR - 13
                                                              Maybe - 2

6.       Would you want it used if it cost $50?

         Yes - 64% (167)                No - 7% (19)               NR 4.6% (12)
                                                              ? 0.4% (1)

7.       Would you want it used if it cost $15?

         Yes - 68% (177)                 NR - 6% (15)               No - 3% (7)
                                                              ? 0.4% (1)

8. If by using certain techniques and/or devices, your risk of infection in surgery could be reduced by 50%, but added additional cost and 10% additional time to your procedure, would you want them used?

         Yes - 90% (233)              NR - 3.8%(10)              No - 3.8% (10)
                                                              ? - 2.7% (7)

9. Do you believe that hospitals and surgical facilities should actively incorporate techniques and devices into used which by design would decrease risk of glove perforation and needle stick injuries?

         Yes - 95% (246)               NR - 3.5% (9)              No - 1.5% (4)
                                                              ? - 0.4% (1)

CONCLUSION

Results of this survey indicate patients' concerns for both themselves and the health care worker regarding risk of acquiring infections from bloodborne pathogens in surgery. In addition, there appears to be a willingness on behalf of these patients to incur some costs for devices that may decrease these risks. It is recommended that more patient groups be surveyed and results utilized in designing future strategies for use of safety devices.

                         SURGICAL SAFETY PRODUCTS, INC.
                          SutureMate(TM) Price Schedule
                            Effective October 1, 1993

SutureMate(TM) packaged:
         144 units per master carton
         6 packages (dispenser box) per master carton
         24 Units per package (dispenser box)

No. of Master Cartons              Price per Unit       Price Per Master Carton
---------------------              --------------       -----------------------
              1-5                           $8.75                      $1260.00
              6-10                           8.05                       1159.20
              11-20                          7.55                       1087.20
              21-50                          7.15                       1029.60
              51-99                          6.80                        979.20
              101 +                    Negotiable                    Negotiable

No. of Dispenser Box               Price Per Unit       Price Per Dispenser Box
              1-2                           $9.40                      $225.60
              3-5                            9.05                       217.20

Introducing SutureMate(TM) (Scissors)

The Multi-Purpose Surgical Suturing Accessory
[drawing of instrument]

10.      Surgeon Developed
11.      Engineering Designed for
12.      Surgical Safety
13.      Patient Protection
14.      Procedure Efficiency

U.S. Patent No. 4,969,893 (other patents pending)

SUTUREMATE(TM)

FUNCTIONS
15.      needle rest/holder
16.      suture cutter
17.      scratch pad

BENEFITS
18.      protects against needle stick injury
19.      reduces infection risks
20.      allow one-handed suturing
21.      cost effective
22.      disposable
23.      Patented
24.      American-Made

FOR MOST TYPES OF SUTURING IN:
25.      emergency room
26.      obstetrics
27.      gynecology
28.      general surgery
29.      plastic surgery
30.      vascular surgery
31.      skin/wound closure
32.      office suturing

SutureMate   is  a  temporary   needle  rest  that  allows   one-handed   needle
repositioning prior to stitch placement

SutureMate is a cutting edge used to cut the needle free prior to knot tying.

SutureMate holds the cut suture end in place for easy retrieval prior to knot tying.

SutureMate   Protects  the  Surgeon  and  staff  by  eliminating  manual  needle adjustment and decreasing exposure to needle stick injury.

SutureMate allows one-handed suturing providing optimal "second hand usage".

SutureMate is mounted on a cautery cleaner adhesive pad. It is applied to the surgical field, near the incision site.

Using the SutureMate(TM) (Scissors)
{pamphlet in fold out form]
drawing
illustration
Step 1


STEP 1
Place initial suture
using one-handed
suturing technique

drawing
illustration
Step 2

STEP 2
Grasp needle tip and
draw through tissue

drawing
illustration
Step 3

STEP 3
Place needle tip in
needle cushion with
backhand motion

drawing
illustration
Step 4

STEP 4
Regrasp needle
appropriately using
forehanded motion

drawing
illustration
Step 5

STEP 5
Repeat suture
placement as indicated
in preparation for
knot tying
drawing
illustration
Step 6

STEP 6 Guide suture through cutting slot to remove needle and any excess suture.

drawing
illustration
Step 7

STEP 7
Free end of suture is
held in SutureMate for
         easy removal

drawing
illustration
Step 8

STEP 8
Tie suture knot

drawing
illustration

Cautery tip cleaner pad
is available for use

drawing
illustration

SutureMate used as
needle depository for
safe disposal in sharps
container

                             For more information on
                          SutureMate or other products
                                    contact:
                          {SSP Medical Shield drawing}
                         Surgical Safety Products, Inc.
                         434 South Washington Boulevard
                                    Suite #2
                             Sarasota, Florida 34236
                                 (813) 953-7889
                               FAX (813) 955-0287

EXHIBIT 10.4
                             Midway Publishing Corp.
                  Infection Control & Sterilization Technology

CONSENT

We consent to the inclusion in the Registration Statement of Surgical Safety Products, Inc. on Form 10-SB to be filed with the Securities and Exchange Commission a reprint of the article entitled "Sharps Management in Surgery" by Dr. Mark S. Davis, M.D. which appeared in our publication, Infection Control & Sterilzation Technology, in Vol. 1, No. 4 dated April 1995.

/s/ Dan Mayworm
Dan Mayworm, Publisher
Libertyville, IL
July 20, 1998

133 E. Cook Avenue Libertyville, IL 60048-2035 (847) 680-7878 FAX
(847) 680-8180
www.maywormpublishing.com e-mail: maywormpub@aol.com

                                INFECTION CONTROL
                                 & STERILIZATION
                                   TECHNOLOGY
                    INFECTION CONTROL SURGERY CENTRAL SERVICE

CONSENT

We consent to the inclusion in the Registration Statement of Surgical Safety Products, Inc. on Form 10-SB to be filed with the Securities and Exchange Commission a reprint of the article entitled "Sharps Management in Surgery" by Dr. Mark S. Davis, M.D. which appeared in our publication, Infection Control & Sterilzation Technology, in Vol. 1, No. 4 dated April 1995.

/s/ Dan Mayworm
Dan Mayworm, Publisher
Libertyville, IL
July 20, 1998

133 E. Cook Avenue Libertyville, IL 60048-2035 (847) 680-7878 FAX
(847) 680-8180
www.maywormpublishing.com e-mail: maywormpub@aol.com

                          Sharps management in surgery
                              By Mark S. Davis, MD

ABSTRACT

         Hospital costs resulting from percutaneous injuries in the bloodborne pathogen era may be more or less obvious. Every time a hospital healthcare worker sustains a percutaneous injury or mucocutaneous splash, the hospital will spend up to $1300 if the source patient is HIV negative and up to $2500 if the patient is HIV positive. This only covers testing the patient and worker for HIV and hepatitis B and C, medications, vaccinations, record keeping and additional personnel hours. Additional costs comprise counseling for stress-related disorders of victims, worker's compensation, disability, replacement of key personnel, negative publicity, and loss of market share as managed care entities monitor medical and financial outcomes. All are real or potential costs now absorbed by hospitals.
         Whether the concern is for cost control or occupational safety, most percutaneous injuries can be prevented by the use of currently available safety-engineered devices and by the application of known safety protocols and techniques. Form using blunt needles and retractors to using alternative equipment for cutting, sharp safety could be practiced in surgical settings. Other techniques, such as double gloving and suturing with a device requiring only one hand, offers some protection against the growing threat of HIV, and hepatitis B and C.
         Sharps injuries to healthcare workers occur in 7 to 15% of surgeries. 1The required follow-up and the potential sequelae of cuts and needlesticks incur major costs to hospitals. As the bloodborne pathogen era evolves, rising rates of HIV and hepatitis strains will only increase these costs. Only hepatitis B has a vaccine, which is sadly under-utilized, and since none of these lethal viral illnesses have an effective treatment or pre/post exposure prophylaxis of proven worth, prevention depends on measures such as Universal Precautions, supported by new protocols, techniques, and safety-engineered devices that limit the opportunities for exposure in the workplace. Industry is responding to the need for safer work practices with safety engineered devices for use in surgery and other invasive areas of healthcare. Those hospitals most interested in improving their bottom line will likely be the quickest to find out which devices their surgeons and nurses like, and will make certain those devices are always available. Hospitals will also gain by establishing a co-leadership role with their surgical clinicians; thus sharing the responsibility of choosing safety equipment as mandated by OSHA. Continuing evaluations of newer products will be necessary, as will monitoring rates of staff compliance with their use, both for enhancing safety and for averting potential claims of negligence. Periodic communication to the staff regarding ongoing risk, and continuing education programs on how to reduce exposure risk will be necessary parts of the total approach to risk reduction leading to cost containment.
Sharps avoidance
Although there are situations in which only

SHARPS MANAGEMENT

TABLE 1: DEVICES WITH BUILT-IN SHARPS AVOIDANCE
o         Blunt-tipped suture needles
o         Blunt (vs. Sharp) retractors
o         Alternatives to scalpels (cautery, scissors for cutting
o         Staples for skin closure
o         Synthetic (vs. wire) sutures
o         Vascular clips (vs. sutures) for hemostosis

TABLE 2: DEVICES REQUIREING SHAREPS MANAGEMENT

o         Neutral zone 9safe zone) basins, mats, trays
o         Disposable scalpels, shielded safety scalpels
o         Pin-cushion type of needle-tip protector (one-handed
              suturing device such as Suturemate)
o         Thimble for non-dominant hand index finger
o         Double gloving

TABLE 3: SAFER SURGICAL TECHNIQUES

o         Avoid handling needles manually, including blunt ones
o         Avoid manual retracting, use retractors or sponge sticks
o         Avoid reflexive sponging of tissue by assistants.
o         Avoid finger contact with tissue being sutured.
o         Remove needle from suture before tying.
o         Use controlled-release sutures whenever possible.
o         Use forceps rather than fingers for grasping needle (or use on-handed suturing device).

o         Use cautery or injection for hemostasis in conization (to
              avoid use of sharp sutures), or choose LLETZ or laser.
o         Pass sharps to Neutral Zone with constant visual contact and caution.
o         Place and remove scalpel blades with instruments or devices
              (or use disposables).
o         Clamp needle holder over needle tip when returning to
              Neutral Zone, or place tip down.

         A sharp instrument allows the operator to perform a task optionally; often the choice of a blunt alternative produces equally good or even better results for the patient. A prime example in the blunt-tipped suture needle (Table 1). Some clinicians who use them extensively have reported less bleeding in gynecological surgery compared to traditional sharp needles. 23 This has also been my experience, having used them in this manner almost exclusively for the past two years.
         The proper technique for blunt-tipped suture needle use is mostly dictated by common sense. Needle holders should be fully locked; the needle should be mounted midway between point and suture; tissue to be sutured must be stabilized. Attention to these details facilitates penetration of tissue by the blunt point. The instant reward for using a blunt needle is the realization that it is unlikely to puncture the fingers of anyone on the surgical team. This leads to immediate and lasting stress reduction. There are some pitfalls to be avoided when using blunt needles. One must never be tempted to grasp a needle with fingers. Some of the smaller gauge blunt needles used on 3/0 sutures are almost sharp due to the thinness of the wire used to make them. Another problem is the inexplicable practice of cryptic and confusing labeling of blunt sutures by some manufacturers. This frequently causes the circulating nurse to pull a sharp needle by mistake. Then a sharp needle gets mixed in with the blunt ones on the table. The danger here is obvious.
         Blunt needles on the market vary greatly in their degree of bluntness, from almost too blunt to penetrate tissue, to almost too sharp to retain their safety advantage. Surgeons should examine critically all of the blunt needles on the market before using them clinically, and decide on selection criteria matching the type of surgery they perform. Surgeons have always chosen sharp sutures based on the suture material desired. With blunt needles, however, they should choose the needle first and then see if it comes with their favorite suture. In time, manufacturers will respond to the needs of surgeons. Until then, surgeons will have to settle for whatever suture comes attached to the best blunt needle for the task.
         An additional safeguard when using sharp or blunt sutures is the pin-cushion type of needle tip protector, or a on-handed suturing device called the Suturemate (Figure 1, Table 2). At this writing, the surgical and OB/GYN staff at our institution are evaluating this device. Additionally, we have also pulled out all of the sharp retractors in our operating rooms, and critically examined them to consider whether each one could be replaced by a blunt version, determining if the tasks performed could be done with equal ease. This followed a recent injury to a surgeon by a sharp Gelpi retractor. Like sharp needles, sharp retractors can injure both patient and surgeon should they slip to an unintended location.
         Anytime a scissors or cautery may be used instead of a scalpel, the potential for injury during that step is reduce. For instance, I have successfully performed vaginal and abdominal hysterectomies without using a scalpel or any other sharp instrument. Blunt needles cannot be used to close skin, but skin closure with modern stapling devices produces satisfactory healing and eliminates the risk of needlesticks.
         Wire sutures are associates with very high rates of skin puncture. Their use should be avoided unless there is absolutely no alternative. A recent case report, for example, associates the tying of wire sutures with the acquisition of AIDS in a cardiothoracic surgeon. 4 Hemostatic clips may be considered instead of sharp sutures in some appropriate situations, although clips are not always as secure as sutures.

Managing necessary sharps
         The neutral zone (safe zone) should always be established before the operation begins, and maintained by the scrub person for the maximal convenience of the surgeon. Emesis basins, mats, and various trays have been employed to create a neutral zone to avoid hand-to-hand passing of sharps between surgeons and scrub personnel. More creative products may be forthcoming from industry in the future. The passing of any sharp should be accompanied by a clear announcement by the person holding the instrument.
         Disposable scalpels and "safety scalpels" provide opportunities for reduction of risk of injury to all members of the team because the blade need not be attached nor removed by personnel. Some models have the added advantage of a retractable shield for the blade, and can lock out the blade for disposal, thus protecting the clean-up crew as well. We are also evaluating these devices at our institution at present.
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         Some have  advocated  the use of thimbles  for the index  finger of the surgeon's non-dominant hand, which has been shown to be at the highest risk of puncture. 5 Thimbles have not been popular, perhaps because of the clumsiness, real or imagined, they may cause. Another objection to using a thimble is the fact that the entire non-dominant hand is still in juxtaposition with the needle point. What may make more sense is removing the non- dominant hand from the danger zone by the use of one-handed suturing technique (Figure 1). This gives the additional advantage of freeing the hand for following a running suture in surgery, typically a non-assisted procedure, such as in the repair of episiotomy or vaginal laceration.

Figure 1: This pin-cushion type of needle-tip protector, the Suturemate, requires only one hand for suturing (photograph of pin cushion shown)

         The CDC has identified obstetrics as a high risk area for bloodborne pathogen exposure. This is not surprising if one considers the complicating factors of moving patients, poor lighting, high volume of blood and body fluids in the surgical field obscuring visibility and increasing the size of the potential innoculum, as well as the lack of a surgical assistant and multiple distractions in the delivery room.
         The use of double gloving is supported by multiple studies.6789 This lowers the risk of patients' blood contacting the skin of the surgeon's hands from 40 to 50% down to 2-4%. This is important because often the operator's skin is not intact, creating a portal of entry for HIV and hepatitis viruses.
         Lessons learned during surgical training are not always followed in the real world. In this age of increasing risk from bloodborne pathogens, it is imperative to universally practice safe techniques, and add newer ones based on logical choices to create and maintain a safe surgical environment. (Table 3).
         Operating on patients with known viral bloodborne pathogens can become difficult when the staff over zealously gears up. Paradoxically, surgeons who might not take Universal Precautions with the majority of patients, when faced with operating on a patient with HIV, AIDS, hepatitis B, C. or D, encumber themselves with various pieces of non-user-friendly equipment. The bulky gear could possibly make surgery less efficient and even more dangerous for both surgeon and patient (Figure 2). Heavy-duty gloves and face barriers may be appropriate in some situations, such as sharp foreign objects in trauma cases are encountered; however, for routine surgeries these devices may limit to some extent the surgeon's ability to feel, hear, and be heard. These negative factors could make a dangerous situation even more dangerous.

Future precautions
         The CDC has reported on only 123 healthcare workers to date known or suspected to be occupationally HIV infected. Many believe this data to be incomplete, the tip of the iceberg, giving false and inappropriate reassurance to surgeons and hospital administrators regarding the true daily risk in the surgical workplace. Hepatitis C, with its high chronicity rate and lethal potential, is much more communicable than HIV, and lacks a vaccine as well.
         Yet, a large percentage of cuts needlesticks, and blood exposures go unreported by surgeons and nurses. 10 In a recent interview, an occupationally HIV-infected physician who now lectures extensively on exposure prevention revealed that she has already heard from 50 to 60 healthcare workers over the last eighteen months who have become HIV positive following occupational exposures.11 The CDC has no knowledge or documentation of these cases, leading one to speculate with concern on how many others may be infected but have not come forward, or indeed may not be diagnosed. This chilling though can only be balanced by the knowledge that most exposures can be prevented in the absence of vaccines or cures, but only by getting past the denial of the risk, focusing on safety, and using the protective devices available. In the meantime, we search for even better ones while promoting communication and education. This problem will not be solved overnight, and it will not go away. Tomorrow would be a good day to start saving money and lives.

Mark S. Davis, MD is a practicing physician at Atlanta Gynecology & Obstetrics, PC (Decatur, GA). He voluntarily serves as clinical liaison for occupational health and infection control at DeKalf Medical Center in Decatur, Georgia.

TABLE 4: SURGERY ON INFECTED PATIENTS

o         Develop a plan pre-operatively, preferably the day before.
o         Strive for no sharps on the field. If feasible, this can
              obviate the need for extra-clumsy protective devices.
o         Double glove (or triple lightweight glove) and change outer layer every hour or two to ensure barrier integrity.
o         If sharps are necessary, follow all precautions.
o         Consider non-surgical therapy before scheduling surgery.
              Some ectopic pregnancies, biliary disorders, and fractures can be successfully treated without surgery.
o         In the operating room, focus on safety with every hand
              motion. Think before acting or speaking
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Figure 2: Potentially non-user friendly equipment, such as heavy-duty gloves and face barriers are appropriate when bone fragments, splinters, and sharp foreign objects are encountered, such as in trauma cases. For routine surgeries, these devices may limit to some extent the surgeon's ability to feel, hear, and be heard. Protective, yet less cumbersome devices may be more appropriate. (photograph)
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